As confidentially submitted to the Securities and Exchange Commission on July 22, 2026 pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Confidential Draft Submission No. 3
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SE Global Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4911	99-0945123
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3 Lagoon Dr., Suite 280
Redwood City, CA 94065
(650) 731-3262
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ryan Bates
3 Lagoon Dr., Suite 280
Redwood City, CA 94065
(650) 731-3262
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson John J. Slater Latham & Watkins LLP 811 Main Street #3700 Houston, Texas (713) 546-5400	Justin R. Salon R. John Hensley Morrison & Foerster LLP 2100 L Street, NW, Suite 900 Washington, D.C. 20037 (202) 887-1500	Michael Kaplan Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS
REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the
Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the
Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the
Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
Subject to Completion. Dated                 , 2026.
Shares

SE Global Holdings, Inc.
Common Stock

This is an initial public offering of shares of common stock of SE Global Holdings, Inc. We are
offering              shares of our common stock.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial
public offering price per share of our common stock will be between $             and $            . We have applied to
list our common stock on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “                  .”
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of
Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 31 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price .................................................................................................	$	$
Underwriting discounts and commissions(1) ..................................................................	$	$
Proceeds, before expenses, to us ..................................................................................	$	$

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase
up to an additional                shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions.
At our request, the underwriters have reserved up to      % of the shares of common stock offered by this
prospectus for sale, at the initial public offering price, to our directors, officers, certain employees and certain other persons associated with us. See “Underwriting—Directed Share Program.”
SoftBank Group Corp. through certain affiliated entities is expected to beneficially own approximately
                    % of our outstanding shares of  common stock following the completion of this offering (or
                 % if the underwriters exercise in full their option to purchase additional shares of our common stock in full). As a result of SoftBank Group Corp.’s beneficial ownership, after the completion of this offering, we will be a
“controlled company” within the meaning of the corporate governance rules of Nasdaq. As a “controlled company,”
we have elected not to comply with certain corporate governance requirements applicable to most Nasdaq-listed companies. See the section titled “Management—Controlled Company Status.”
Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock against payment on                     , 2026.

J.P. Morgan	Goldman Sachs & Co. LLC	Morgan Stanley

Citigroup	Mizuho
Prospectus dated                 , 2026.
i
TABLE OF CONTENTS

Page
About this Prospectus ......................................................................................................................................	1
Prospectus Summary ......................................................................................................................................	4
Risk Factors ......................................................................................................................................................	31
Cautionary Note Regarding Forward-Looking Statements ........................................................................	111
Use of Proceeds ...............................................................................................................................................	113
Dividend Policy .................................................................................................................................................	114
Corporate Reorganization ...............................................................................................................................	115
Capitalization .....................................................................................................................................................	119
Dilution ...............................................................................................................................................................	121
Management’s Discussion and Analysis of Financial Condition and Results of Operations ................	124
Business ............................................................................................................................................................	166
Management .....................................................................................................................................................	193
Executive Compensation ................................................................................................................................	199
Principal Stockholders .....................................................................................................................................	202
Certain Relationships and Related Party Transactions ..............................................................................	203
Description Of Certain Indebtedness ............................................................................................................	213
Description of Capital Stock............................................................................................................................	221
Shares Eligible for Future Sale ......................................................................................................................	228
Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Common Stock ..............	230
Underwriting ......................................................................................................................................................	234
Legal Matters ....................................................................................................................................................	242
Experts ...............................................................................................................................................................	242
Where You Can Find More Information ........................................................................................................	242
Index to Consolidated Financial Statements ...............................................................................................	F-1

Through and including               , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor the underwriters have authorized anyone to provide you with information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. For investors outside the United States: Neither we, nor any of the underwriters, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our common stock and the distribution of this prospectus outside of the United States.
ii
GLOSSARY
The terms below that are used frequently in this prospectus have the following meanings:
“AI” means artificial intelligence.
“Ares” means affiliates of Ares Management Corporation that hold Series A Preferred Units and Series A
Common Warrants of SBE Global, including Ares SBE SPV, L.P..
“Ares Redemption” means the redemption in full by SBE Global, prior to this offering, of the Series A
Preferred Units together with the cash net settlement of the Series A Common Warrants held by Ares.
Following the Ares Redemption, Ares will no longer hold any equity interest, preferred claim or warrant position in SBE Global or any of our subsidiaries.
“BESS” means battery energy storage system.
“Big Five Borrowers” means Big Five Holdco 1, LLC, Big Five Holdco 2, LLC, Big Five Intermediate
Holdco 1, LLC and Big Five Intermediate Holdco 2, LLC.
“CAISO” means the market and balancing authority area administered by the California Independent
System Operator Corporation.
“CFIUS” means the Committee on Foreign Investment in the United States.
“Corporate Conversion” means the statutory conversion of SE Global Holdings, LLC into a Delaware corporation named SE Global Holdings, Inc., which was completed on July 10, 2026.
“Corporate Reorganization” means, collectively, the transactions we have completed, or expect to complete, prior to and in connection with this offering to simplify our capital structure and to position SE
Global Holdings, Inc. to issue common stock to the public in this offering, consisting of the Corporate
Conversion, the Intercompany Notes Repayment, the Ares Redemption, the entry into the Credit Facility, the OpenAI Warrant Exercises, the automatic conversion of the outstanding Series D Preferred Units of
Energy Global into Series B Common Units of Energy Global, the crystallization of the capital accounts of the partners of Energy Global and Management LP, and the accelerated vesting of outstanding incentive equity awards and profit interests of Energy Global, including those held through Management LP, in each case as described under “Corporate Reorganization.”
“Credit Facility” means the new senior secured credit facility we expect to enter into in connection with this offering, the proceeds of which will be used to repay in full the amounts outstanding under our
Hickory Facilities and to fund general corporate purposes, as described under “Corporate Reorganization”
and “Description of Certain Indebtedness.”
“DC” means our data centers reportable segment.
“ERCOT” means the market and balancing authority area administered by the Electric Reliability Council of Texas.
“FERC” means the Federal Energy Regulatory Commission.
“First phase revenue” refers to the first revenue we expect to recognize from contractual rent payable under our data center leasing arrangements once the applicable rent commencement milestones are achieved. These milestones vary by project and lease and may be based on a specified commencement date, satisfaction of project-specific readiness conditions, or the earlier of the two. For example, under the lease for Cosmos, rent commencement for the initial phase is structured to occur on the earlier of a specified date or the satisfaction of the applicable readiness conditions. Delays in achieving applicable readiness conditions or other project milestones for any of our leases may affect the timing, amount or certainty of revenue we recognize from our data center leasing arrangements.
iii
“GAAP” means accounting principles generally accepted in the United States.
“GHG” means greenhouse gas.
“GW” means gigawatts.
“GWac” means gigawatts of alternating current power capacity for solar and battery energy storage assets.
“GW-gross” means gigawatts of gross power available to support data halls and network computing equipment and ancillary loads such as cooling, lighting and other non-IT building systems.
“GW-IT” means gigawatts of critical IT capacity available to support data halls and network computing equipment, excluding ancillary loads such as cooling, lighting and other non-IT building systems.
“Intercompany Notes Repayment” means the repayment in full by SE Global Holdings, Inc., using cash on hand and prior to the completion of this offering, of the approximately $709.5 million of intercompany notes (plus accrued and unpaid interest) owed to SBE Global, as described under “Corporate
Reorganization.”
“ISO” means an Independent System Operator.
“Management LP” means Energy Global Management, LP, a Delaware limited partnership that serves as an incentive equity vehicle through which certain management incentive awards relating to Energy Global and its affiliates are held.
“MISO” means the market and balancing authority administered by the Midcontinent Independent
System Operator, Inc.
“MW” means megawatts.
“MWac” means megawatts of alternating current power capacity for solar and battery energy storage assets.
“MW-gross” means megawatts of gross power available to support data halls and network computing equipment and ancillary loads such as cooling, lighting and other non-IT building systems.
“MW-IT” means megawatts of critical IT capacity available to support data halls and network computing equipment, excluding ancillary loads such as cooling, lighting and other non-IT building systems.
“OpenAI” means OpenAI Group PBC and, where the context requires, its applicable subsidiaries and controlled affiliates, including OpenAI Global, LLC and OpenAI Infra Holdings, LLC.
“OpenAI Warrants” means the warrants we issued to OpenAI to purchase our common stock at an exercise price of $0.01 per share, which vest in tranches, and, upon vesting, are exercisable for shares of our common stock. A portion of the OpenAI Warrants will vest upon, and be automatically exercised in connection with, the completion of this offering, resulting in the issuance of shares of our common stock to OpenAI. For purposes of this disclosure, the shares of our common stock issuable upon such vesting and exercise at IPO are presented as shares of common stock held by OpenAI.
"OpenAI Warrant Exercises" means the automatic net (cashless) exercise, in connection with and conditioned upon the completion of this offering, of the warrants of Energy Global for which the OpenAI
Warrants have been (or, upon vesting at the completion of this offering, will be) exchanged, in each case with respect to (i) the OpenAI Warrants that were vested as of the date of this prospectus (including the
868,934 OpenAI Warrants that had vested as of the date of this prospectus, which have already been exchanged for warrants of Energy Global) and (ii) the OpenAI Warrants that vest upon the completion of this offering (which constitutes a Specified QPO). Through the contribution and retirement mechanics described under "Corporate Reorganization," the OpenAI Warrant Exercises will result in the issuance of an aggregate of up to  shares of our common stock to Energy Global (based on an assumed initial public
iv
offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus). Because these warrants are exercised on a net (cashless) basis, the number of shares of our common stock ultimately issuable in the OpenAI Warrant Exercises will vary with the initial public offering price. The OpenAI Warrant Exercises do not include the OpenAI Warrants that remain unvested following the completion of this offering.
“PJM” means the market and balancing authority area administered by PJM Interconnection, L.L.C.
“Post-Lock-Up Distribution” means the distribution of shares of our common stock after the expiration of the 180-day lock-up period applicable to this offering, pursuant to which SBE Global, LP may liquidate and distribute the shares it holds to Energy Global, LP, and Energy Global, LP may distribute those shares to its partners.
“PPA” means a power purchase agreement.
“PUCT” means the Public Utility Commission of Texas.
“RFS” means “ready for service”.
“RTO” means a Regional Transmission Organization.
“SBE Global” means SBE Global, LP, a Delaware limited partnership formed on March 4, 2022 and our direct parent. In connection with the Corporate Conversion, the membership interests in SE Global
Holdings, LLC held by SBE Global converted into shares of our common stock, and after the expiration of the 180-day lock-up period applicable to this offering, SBE Global, LP may liquidate and distribute those shares to Energy Global.
“SLN” means our solutions reportable segment.
“SoftBank” means SoftBank Group Corp. and, where the context requires, its applicable subsidiaries and affiliates (other than the Company, Energy Global and SBE Global).
“SP” means our standalone power reportable segment.
“Specified QPO” means a qualified public offering under the limited partnership agreement of Energy
Global that triggers the automatic conversion of the outstanding Series D Preferred Units of Energy
Global into Series B Common Units of Energy Global. This offering is expected to constitute a Specified
QPO.
“token” means a digital unit, credit, or record that is created, issued, recorded, transferred or otherwise maintained using blockchain, distributed ledger or similar technology and that may be used to access, allocate, meter, pay for or settle transactions involving compute capacity, data center services, cloud infrastructure, storage, bandwidth, energy, software or related services on or through the applicable network or platform.
“WECC” means the Western Electricity Coordinating Council, which exists to ensure a reliable bulk electric system in the geographic area known as the Western Interconnection.

ABOUT THIS PROSPECTUS
As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” the
“Company,” and similar references refer to SE Global Holdings, Inc. and its consolidated subsidiaries and, with respect to periods prior to the Corporate Conversion, to its predecessor, SE Global Holdings, LLC, and its consolidated subsidiaries. Unless otherwise indicated, all share, per share, ownership, capitalization, and dilution information in this prospectus gives effect to the Corporate Reorganization as described under “Corporate Reorganization,” “Prospectus Summary—The Offering,” “Capitalization” and
“Dilution,” including, where applicable, no exercise by the underwriters of their option to purchase additional shares of our common stock.
Unless otherwise indicated or the context otherwise requires, the consolidated financial statements and other historical financial information included in this prospectus are those of SE Global Holdings, LLC and its consolidated subsidiaries and do not give effect to the Corporate Reorganization, other than in any pro forma or pro forma as adjusted information included elsewhere in this prospectus. SE Global Holdings,
LLC is the accounting predecessor of SE Global Holdings, Inc. for financial reporting purposes. You should read this prospectus together with our consolidated financial statements and related notes included elsewhere in this prospectus.
This prospectus includes certain non-GAAP financial measures, including Total Segment Adjusted
EBITDA and Net Debt, as well as key business metrics, including Data Center Contracted Portfolio and
Standalone Power Contracted Portfolio. Our non-GAAP financial measures are presented as supplemental information only and should not be considered in isolation or as substitutes for measures presented in accordance with GAAP, and our calculations may not be comparable to similarly titled measures used by other companies. Unless expressly stated otherwise, references to portfolio capacity, pipeline capacity, capacity under signed lease, capacity under signed PPA or backlog may include projects, contracts or capacity at varying stages of development, construction, contracting or operation and should not be read to mean that the related capacity is operating, that the related revenue has been recognized under GAAP, or that such amounts will be realized on the timelines, or in the amounts currently anticipated. Further, backlog-associated capex does not reflect operating expenses, maintenance costs, non-capitalized interest expense, non-capitalized taxes, non-capitalized overhead, depreciation, cost overruns, timing delays, customer defaults or other costs, risks or events that may affect the profitability or economic return of the projects underlying our backlog.
As of the date of this prospectus, our actual operating capacity consists of approximately 2.2 GWac of solar power and BESS projects that have been placed in service under the terms of their respective interconnection and offtake agreements. No data center capacity is currently in operation. Our first data center projects, Cosmos and Milam County, are under construction. There can be no assurance that these projects or any other project will be completed on the anticipated timeline or at all.
This prospectus also includes “backlog,” which we define as the estimated revenue remaining to be recognized over the life of our executed and binding customer contracts, and “backlog-associated capex,”
which represents the aggregate capital expenditures we expect to incur to develop and construct projects under executed and binding customer contracts, based on the construction schedules set forth in those contracts. Our backlog figures are based on a number of assumptions and estimates, including: the construction of each relevant project (including obtaining required regulatory approvals and successfully achieving grid interconnection); estimated revenues determined according to the terms of the applicable
PPA or lease for the contracted term; timely construction and commissioning in accordance with milestones provided for in the applicable agreement; and management’s estimates of applicable locational curtailment, degradation and variability in weather conditions. These assumptions do not give effect to any potential adjustment or payment relating to deficient production or otherwise. As a result, our backlog and backlog-associated capex are estimates only that reflect hypothetical revenue and hypothetical capital expenditures relating to our executed and binding customer contracts, and are not necessarily indicative of future revenue, profits or costs associated with the development and construction of our projects. We may not fully realize the revenue estimated in our backlog and we may exceed the capital expenditures estimated in our backlog-associated capex, any of which could have a material adverse impact on our business, financial condition and results of operations.
See “Risk Factors—Risks Related to Our Business and Operations—Our backlog and our backlog-
associated capex are not necessarily indicative of our future revenue, profits or costs associated with the development and construction of our projects, and we may not fully realize the revenue estimated in our backlog or may exceed the costs estimated in our backlog-associated capex.”
References in this prospectus to our “data centers,” “standalone power” and “solutions” businesses describe our commercial and operating activities. For financial reporting purposes, our reportable segments are DC, SP, and SLN, as described in our consolidated financial statements and related notes included elsewhere in this prospectus.
Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus includes our owned and in-licensed registered or common law trademarks, service marks and trade names, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, service marks, and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, service marks or trade names to imply, and such use or display should not be construed to imply a relationship with, endorsement, or sponsorship of us by, these other parties. Solely for convenience, trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, and trade names.
References in this prospectus to “SB Energy” and related marks, domain names, and trade names include marks, domain names, and trade names that are licensed to us by SoftBank. We do not own the
“SB” or “SB Energy” marks, and our rights to use such marks, domain names, and trade names are limited by, and subject to the terms and conditions of, our license agreement with SoftBank, including consent and termination provisions. See “Certain Relationships and Related Party Transactions—Certain
Transactions with SoftBank—Trademark License Agreement,” “Risk Factors—Risks Related to
Intellectual Property, Data Privacy and Cybersecurity” and “Risk Factors—Risks Related to Our Corporate
Structure and Ownership.” We license our brand name and certain intellectual property from SoftBank, and such licenses will terminate automatically if SoftBank ceases to control us, which could disrupt our business and require a costly rebranding.
MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections and information concerning our industry, our business and the market size, and growth rates of the markets in which we participate. Some data and statistical and other information are based on independent reports from third parties, as well as industry and general publications, research, surveys and studies conducted by third parties which we have not independently verified. Some data and statistical or other information are based on internal estimates and calculations that are derived from publicly available information, research we conducted, a report of Altman Solon US,
LP (“Altman Solon”), dated June 24, 2026 (the “Altman Solon Report”), relating to the data center industry, internal surveys, our management’s knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable.

In each case, this information and data involves a number of assumptions and limitations. Projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Cautionary Note Regarding
Forward-Looking Statements.” These and other factors could cause our future performance to differ materially from the assumptions and estimates made by third parties and us.
The markets in which we operate, including AI infrastructure, data center development, power generation, battery storage, grid interconnection, and related energy infrastructure markets, are rapidly evolving.
Third-party reports, industry publications, and our internal estimates may use different methodologies, assumptions, definitions and data collection practices, including with respect to AI adoption, AI-enabled data center capacity, critical IT capacity, announced or pipeline capacity, hyperscaler capital expenditures, data center power demand, power generation capacity, interconnection timelines, customer site-selection criteria and other market trends. As a result, market, industry, and competitive-position data included in this prospectus may not be comparable across sources or to similarly titled information presented by other companies. Actual market conditions may differ materially from the estimates, projections and assumptions reflected in such data.

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk
Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and
Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding
Forward-Looking Statements” contained elsewhere in this prospectus.
Unless otherwise indicated, the consolidated financial statements and other historical financial information included in this prospectus are those of SE Global Holdings, LLC, the accounting predecessor of SE
Global Holdings, Inc., and its consolidated subsidiaries and do not give effect to the Corporate
Conversion, except where expressly presented on a pro forma or pro forma as adjusted basis.
Unless the context otherwise requires, references to “we,” “us,” “our,” or the “Company” in this prospectus refer to SE Global Holdings, Inc. (formerly SE Global Holdings, LLC), which was  converted from a
Delaware limited liability company into a Delaware corporation on July 10, 2026.
Overview
Our Mission
To enable the new AI economy by developing, building and owning its critical physical infrastructure --
delivering gigawatt-scale data center and power capacity to hyperscaler customers with speed, reliability and cost discipline.
Our Company
We are unlocking the future of AI as a leading, integrated data center and power infrastructure company.
We develop, construct, and plan to operate gigawatt-scale data center facilities and we develop, construct, own and operate power generation assets. Our vertically integrated, power-first model is purpose-built for the AI era. We believe this will enable the delivery of data center capacity with the scale, speed and reliability required to support our hyperscaler customers’ rapidly growing demand for compute.
SoftBank and OpenAI are strategic investors and also customers at two of our data center campuses, helping anchor our business at the center of the AI economy.
AI is driving a generational shift in the global economy. Just as the electric power grid underwrote the modern industrial economy and the interstate highway system underwrote the consumer economy, we believe gigawatt-scale, power-integrated data centers will underwrite the AI economy. The scale of that shift is difficult to overstate: according to International Data Corporation (“IDC”), AI is projected to generate a cumulative global economic impact of $20 trillion by 2030. The compute required to train and operate the systems delivering that impact is growing at a pace without historical precedent, and every credible projection of AI progress – from model scale, to inference volume, to the emergence of autonomous agentic systems – depends on the deployment of physical infrastructure. Meeting that demand will require a rapid global build-out of data center capacity, which, according to the Altman Solon
Report, is expected to grow from 82 GW in 2025 to 274 GW by 2030, with approximately 40-45% of that growth coming from the United States. We are in the business of building that very infrastructure.
That ambition is matched by tangible scale today. Our business model is designed to generate three interrelated revenue streams: entering into long-term lease agreements and service level agreements with hyperscaler customers for our data center capacity, the sale of electricity and related products under fixed-price PPAs and other offtake agreements to utilities and corporations, and the design, engineering, construction management and operations management services to our businesses. Based on internal estimates and industry benchmarking, we believe we have one of the largest Data Center Contracted

Portfolio capacities among data center companies as of the date of this prospectus, with 8.8 GWs of critical IT capacity (GW-IT) in our portfolio, including 0.8 GW-IT of under-construction capacity, inclusive of our Cosmos Campus and Milam Buildings 1 and 2, and 8.0 GW-IT of capacity contracted but not yet under construction, consisting of the 8.0 GW-IT PORTS Technology Campus, which we believe will be among the largest data center development sites in the world. Our near-term data center pipeline also includes campuses at Borden County, Texas among other sites, where we have secured land and are actively pursuing development and lease negotiations. No data center capacity is currently in operation.
Realization of the under construction and contracted capacity as revenue-generating assets is dependent upon, among other things, completion of construction, receipt of permits, successful interconnection, lease commencement and tenant acceptance.
Across these 8.8 GW-IT of data center campuses with leases signed and our 5.5 GWs of power (GWac)
that is operating, under construction or contracted as of the date of this prospectus, we have more than
$420 billion of backlog. The weighted average remaining contract length (by capacity) for our power projects is 16.7 years and for our data center projects is 19.6 years, in each case as of the date of this prospectus. See the section titled “Management’s Discussion and Analysis of Financial Condition and
Results of Operations—Key Factors Affecting Our Business and Results of Operations” for a definition of backlog.
For the three months ended March 31, 2026, we generated total revenue of $44.1 million (including $27.4 million from contracts with customers, $3.2 million of realized change in fair value of power price swap derivatives, and $13.5 million of unrealized change in fair value of power price swap derivatives) and incurred a net loss attributable to SE Global Holdings, Inc. of $158.4 million (including a $122.1 million non-cash expense related to stock-based compensation). For the year ended December 31, 2025, we generated total revenue of $213.5 million (including $143.0 million from contracts with customers, $7.2 million of realized change in fair value of power price swap derivatives, and $63.3 million of unrealized change in fair value of power price swap derivatives) and incurred a net loss attributable to SE Global
Holdings, Inc. of $738.0 million (including a $674.1 million non-cash expense related to stock-based compensation). For the year ended December 31, 2024, we generated total revenue of $232.2 million
(including $100.6 million from contracts with customers, $12.4 million of realized change in fair value of power price swap derivatives, and $119.3 million of unrealized change in fair value of power price swap derivatives) and generated net income attributable to SE Global Holdings, Inc. of $106.1 million (including a $140.3 million non-cash expense related to stock-based compensation). As of March 31, 2026, our accumulated deficit was $752.6 million.
Our revenue to date has been generated entirely by our SP. Our DC  has not generated revenue to date and is not expected to generate revenue until we achieve first phase revenue, which we expect to first occur under the first phase of Cosmos, subject to the completion of remaining construction activities and other conditions. There can be no assurance that Cosmos or any other project will be completed on the anticipated timeline or at all or that we will be able to generate first phase revenue on the anticipated timeline. For a definition of “first phase revenue” and a discussion of the conditions to its achievement, see “Glossary” and "Business—Our Company.”
Our more than $420 billion of backlog reflects our customers' committed expenditures that we have not yet recognized as revenue, including revenue that has been billed but deferred and revenue that has been contracted but not yet billed. Backlog reflects only revenue under binding agreements and does not include revenue from merchant electricity sales or uncommitted future contract renewals. We believe this backlog will be realized as revenue based on the following factors: (i) our data center leases and PPAs are binding, long-term contracts with creditworthy counterparties (weighted average remaining contract length of 16.7 years for power and 19.6 years for data centers); (ii) our power projects have historically converted from construction to operations consistent with projected timelines, and (iii) our data center leases are structured as triple-net leases, which generally require the tenant to accept delivery upon completion of construction and to pay rent for the full term regardless of utilization. However, some programs comprising backlog are scheduled many years in the future, and the economic viability of contractual counterparties is not guaranteed over time. See “Risk Factors—Our backlog and our backlog-

associated capex are not necessarily indicative of our future revenue, profits or costs associated with the development and construction of our projects, and we may not fully realize the revenue estimated in our backlog or may exceed the costs estimated in our backlog-associated capex.” Our business is led by a management team with deep, multi-decade experience across data center development, power infrastructure development and large-scale capital formation. We started our business in 2019 with a focus on power infrastructure led by a team of industry veterans. Since our founding, we have developed, financed and begun construction on 4.7 GWac of solar power and BESS projects. We have additionally focused on the development of data center infrastructure. To bolster our existing expertise, in 2025, we acquired and integrated Studio 151, a data center construction management and operations firm.
Through that legacy organization, the leaders of our data center business have been developing and operating mission-critical facilities since 2008, collectively delivering 15 completed data center facilities to third parties. This experience combined with our power generation roots creates deep institutional expertise in developing, building and operating large-scale infrastructure assets. We have developed in and operate across multiple major U.S. power markets, including ERCOT, CAISO and PJM, have 24 unique customers, and have executed 37 distinct project financings. This depth of experience is what enables us to navigate the federal, state and local relationships that increasingly determine which data center and power projects actually get delivered. Our partnerships with SoftBank and OpenAI further provide us with valuable insight into, and access to, the forefront of the AI ecosystem. We believe our combination of data center development pedigree, power market expertise and integrated execution capability – together with our partnerships across the AI ecosystem – position us to seek to deliver a speed-to-compute advantage and pursue attractive returns on invested capital over time.
A New Era of Data Center Infrastructure
Our business is built to serve the next generation of data centers and supply the power these data centers will require. Demand for compute is undergoing a generational reordering as AI workloads layer on top of enterprise IT and cloud to drive unprecedented capacity growth. As of year-end 2025 according to the Altman Solon Report, there were approximately 82 GW of data center capacity globally with demand projected to increase to 274 GW by 2030, implying a net demand increase of 192 GW, largely driven by AI demand. This build-out will not resemble the data centers of yesteryear: modern graphics processing unit (“GPU”) clusters require higher rack densities, innovative cooling techniques and campuses orders of magnitude larger than legacy sites. We believe the incumbent development model, shaped over three decades around enterprise IT and cloud virtualization, was engineered for a fundamentally different workload that oriented around kilowatts per rack, modestly sized facilities near urban centers, and incremental capacity expansion. The incumbent development model is not structurally suited to deliver what AI now requires due to the following shortcomings:
•Real estate first, power later – Power was historically secured after land acquisition and design were complete.
•Fragmented value chain – Responsibility was distributed across utilities, developers, landlords and operators, creating coordination risk, slower execution and limited accountability for delivering an integrated solution.
•Sub-scale design and execution – Facilities were engineered to be built and expanded incrementally on the megawatt scale over multi-year delivery cycles, an approach misaligned with the gigawatt-scale capacity and compressed timelines that hyperscale AI workloads demand.
•Limited stakeholder engagement – Legacy projects were smaller and pursued with limited early coordination with utilities, regulators and local communities – an approach no longer viable given the size, visibility and grid impact of modern AI infrastructure.
•Extended execution timelines – Development and construction timelines were optimized for steady, predictable cloud demand, with multi-year delivery cycles that are not compatible with the compressed timelines of current AI-driven capacity requirements.

Our Solutions for the AI Infrastructure Build-out
Meeting hyperscale AI demand requires a fundamental departure from the incumbent real estate development approach and a reordering of the sequence in which physical infrastructure is built. We have engineered our integrated business model for that reality, integrating power origination, grid interconnection, data center construction and data center operations within a single, scalable model that we believe will deliver faster execution at large scale. This integration is the foundation of the structural advantages that we believe differentiate us in the market:
•Power-first development – In a market where power availability is the binding constraint on data center delivery and the principal bottleneck for our customers, we invert the traditional development sequence by establishing scalable, reliable and cost-effective power delivery capabilities and then securing site control and committing to design. We work simultaneously across grid analysis, interconnection strategy, power supply and high-voltage equipment procurement at the earliest stages of development, drawing on existing relationships and execution experience to compress timelines and provide customers with greater certainty around delivery, cost and reliability. Where appropriate, we pair sites with on-site generation to provide reliable energy supply and lock in long-term, cost-
effective electricity, improving operating-cost visibility for our customers over the lease term.
•Vertically integrated business model – Our vertical integration provides a structural advantage: We centralize capabilities that other companies typically source separately, including site identification, interconnection, on-site generation, design, construction management and operations of the data center and the power infrastructure that serves it. This single point of accountability allows us to control the interfaces that drive schedule, cost and reliability – the same interfaces that fragment in the legacy model and create execution risk. It also lets us engage utilities, regulators, and host communities through one coordinated voice, and to pair large-scale data center deployments with incremental power generation in a way that supports rate affordability and community alignment.
•Deep relationships across the development ecosystem – We have deep-rooted relationships with utilities, Regional Transmission Organizations (“RTOs”), Independent System Operators (“ISOs”), and
federal, state and local agencies, built through years of engagement and a development approach designed to align large-scale data center and power infrastructure deployment with grid reliability and community priorities. Our operating experience in the CAISO and ERCOT power markets, together with our ongoing development activities and utility and stakeholder engagement in PJM, MISO and
WECC helps us navigate interconnection and infrastructure planning more efficiently, improving schedule certainty for multi-phase campuses. We also invest meaningfully in the communities that host our facilities and maintain constructive relationships with local leaders, which is increasingly important amid heightened public scrutiny of large data center developments and concerns about potential retail electricity price impacts.
•Gigawatt scale – We have what we believe to be one of the largest data center portfolio capacities among data center companies today. As of the date of this prospectus, we have 8.8 GW-IT of total data center capacity contracted, of which 0.8 GW-IT is under-construction capacity and 8.0 GW-IT is contracted. No data center capacity is currently in operation. Based on internal estimates and industry benchmarking, we believe we are developing four of the seven largest data center sites by IT capacity in the United States today. Scale of this magnitude reshapes execution: It enables standardized delivery across campuses, more efficient construction sequencing, and meaningful procurement leverage for the long lead electrical and mechanical equipment that increasingly governs project timelines. It also deepens our engagement with suppliers, utilities and equipment manufacturers, supporting more predictable execution across multi-year build programs. But scale is also a customer requirement, not just an operating advantage. The frontier AI models of the next decade, and the inference demand emerging from agentic AI and broader enterprise adoption, may not be able to be trained or served from sub-scale facilities. Our customers demand mega-sites, and we are among the few data center providers positioned to deliver them.

•Speed to compute – Time-to-energization has become the defining variable in data center development. According to the Altman Solon Report, standard grid interconnection timelines for hyperscale-size deployments (50 MW+) in 2025 have stretched to approximately seven years in
Northern Virginia and approximately three years in Texas. Our 8.8 GW-IT portfolio of data center capacity contracted, of which 0.8 GW-IT is under construction and 8.0 GW-IT is contracted, along with an incremental pipeline of submitted interconnection applications across carefully selected locations, gives customers earlier visibility and substantially higher confidence in energization dates than the market can otherwise offer. Where grid timelines remain binding, we aim to complement interconnection with on-site generation to keep delivery schedules on track and bring capacity online ahead of what conventional development paths would allow. Our work alongside SoftBank and
OpenAI further sharpens this advantage, keeping us at the leading edge of data center design, construction and operating practice as the technology stack evolves.
•Alignment with U.S. AI and energy security objectives – We operate at the intersection of AI infrastructure, grid reliability and new generation build-out – three areas of growing strategic importance for the United States. Our combination of speed to power, gigawatt-scale execution, and sensitivity to retail electricity, transmission and distribution price impacts aligns directly with national priorities around energy security and AI competitiveness. See “Business—Our Solutions for the AI
Infrastructure Build-out—Alignment with U.S. AI and energy security objectives” for further detail.
•Demonstrated access to large-scale project capital – As part of building our infrastructure portfolio, we have established deep and repeat relationships with a broad base of institutional lenders and investors. Since inception through the date of this prospectus, we have raised approximately $19 billion in project capital, including over $15 billion in project debt and nearly $4 billion in tax equity financing.
•Experienced, execution focused team – Our integrated power and data center business is managed by an experienced leadership team, with an average of 23 years of industry experience and further supported by an organization that includes approximately 300 professionals spanning development, financing, construction management, operations and asset management. The depth of our in-house capability allows us to manage complex, multi-phase programs with tight coordination across utilities, regulators, community partners, customers and vendors. As we scale, our team’s integrated expertise across data center and power infrastructure supports repeatable execution and disciplined growth.
Our strategy of executing  at scale, and translating the synergies of our integrated power and data center business into potential infrastructure, is most clearly demonstrated at our anticipated PORTS Technology
Campus in Pike County, Ohio, which we believe will be among the largest data center development sites in the world. As of the date of this prospectus, the site is designed to include 8.0 GW-IT of data center capacity, representing 10 GW of gross power load which is expected to be supplied by an initial build-out of 9.2 GW in gas-fired generation plants. Following our power-first approach, we initially identified the location as a prime candidate for data center interconnection and availability of natural gas. The project sits at the confluence of seven major high-voltage transmission lines and on the site of a retired large industrial load. Those transmission lines had available capacity for a new customer in part because of the retirement of the U.S. Department of Energy’s (“DOE”) nearby Portsmouth Gaseous Diffusion Plant. We subsequently worked with the local transmission owner, distribution utility, local landowners, and the DOE to assemble the power and site control. We are planning to lease the data center to an investment-grade customer under a 20-year term. We are developing and will own and operate the data center site, but we do not expect to own or operate the gas generation facilities. We have broken ground on the site for certain aspects of the project and the first phase is targeting commencement of operations in 2028, subject to receipt of required regulatory approvals, availability of financing, procurement of long-lead equipment, construction of supporting transmission and pipeline infrastructure, completion of construction and commissioning, and other customary construction and commissioning conditions. See “Business—
Our Solutions for the AI Infrastructure Build-out” for additional information related to the PORTS
Technology Campus.

Our Portfolio
Our Place in the Data Center Value Chain
Our vertically integrated business is designed to deliver the full physical foundation on which modern AI compute runs – land, power, fiber, water, building shells and the critical internal systems that bring them together, including mechanical, electrical and plumbing (“MEP”) systems, power distribution and cooling.
Customers bring their own racks and semiconductors for compute; we deliver everything required to power, house and operate them. By design, our core turnkey scope today ends at the rack; we do not currently offer compute-as-a-service, although we may decide to in the future. This preserves customer flexibility over the hardware and compute architecture inside our facilities while giving them a single counterparty for the infrastructure that surrounds it.
Our integrated capabilities are designed to allow us to engage customers at multiple points along the data center value chain, from delivering powered land, to constructing building shells, to providing full turnkey data centers. Today, we concentrate our capital and execution on turnkey delivery: the model we believe will best leverage the full breadth of our integrated business and generates the most attractive returns at scale. The breadth of our capability set, however, gives us the flexibility to meet customers where their own development preferences sit, and to evolve our delivery model as the market and our customers’
needs evolve.
Our Data Center & Power Portfolio
Our data center sites are located primarily in the PJM and ERCOT transmission regions, two of the largest data center markets and among the most competitive and liquid power markets in the United
States. As of the date of this prospectus, our portfolio of data center capacity is comprised of: (i) 0.8 GW-
IT of under-construction capacity and (ii) 8.0 GW-IT of contracted capacity that is not yet under construction. We are also pursuing multiple GWs of incremental development pipeline, consisting of additional sites where we have filed for load interconnection and are pursuing land control, interconnection approvals, permitting, commercial contracting among other development activities. Our near-term data center pipeline includes a campus at Borden County, Texas, as well as additional sites at varying stages of development. We have secured land and filed load interconnection requests at these sites and are pursuing lease negotiations with prospective tenants. These pipeline sites are at earlier stages of development than our contracted portfolio and are not yet included in our Data Center

Contracted Portfolio or in the calculation of our backlog. There can be no assurance that definitive lease agreements will be executed at any of these pipeline sites on the terms currently anticipated, or at all.
Alongside our data center portfolio, we also develop, construct, own and operate utility-scale power generation and BESS. Our activities span the full project lifecycle, from greenfield development through construction and long-term operations. Our operating power generation and BESS assets are located primarily in the CAISO and ERCOT markets, and we are developing additional projects in the Western
Electricity Coordinating Council (“WECC”), MISO, and other U.S. markets. The portfolio includes standalone assets that sell power under long-term PPAs and other offtake arrangements and capacity that is purpose-built to provide power to our own data centers. As of March 31, 2026, our operating power generation portfolio consisted of approximately 2.2 GW, of solar power and BESS projects. In addition, we had an additional approximately 2.5 GW of solar power and BESS projects in construction. As of the date of this prospectus, we also have additional contracted capacity of 0.8 GW of solar power and BESS projects that are not yet under construction. We are also pursuing multiple GWs of incremental pipeline capacity consisting of projects at earlier stages of development where we have filed for generator interconnection. We are pursuing site control, interconnection approval, permitting, offtake negotiation, financing and other development milestones at these various projects.
Together, these two interrelated portfolios are the operating expression of our power-first model: data center capacity sited where power can actually be delivered, and a generation business engineered to ensure it is.
Capacity Utilization
The following table sets forth capacity utilization metrics for our operating standalone power generation portfolio for the periods indicated:

Asset / Region	Capacity (MWac)	Capacity Factor (2025) (1)	Availability Factor (2025) (2)
Solar (ERCOT) ............................................................................	~1,692	25.8%	96.1%
Solar (CAISO) .............................................................................	~450	32.1%	98.9%
Total .........................................................................................	~2,142	27.2%	96.7%

(1)“Capacity factor” represents actual energy delivered as a percentage of theoretical maximum output.
(2)“Availability factor” takes into account site outages and AC equipment availability (inverters, block, circuits and substations).
Material deviations between nameplate capacity and actual utilization are primarily attributable to: (i) the intermittent nature of solar generation (solar assets generate only during daylight hours and are affected by weather and seasonal irradiance); (ii) curtailment ordered by grid operators during periods of transmission congestion or negative pricing; and (iii) scheduled and unscheduled maintenance downtime.
At the portfolio-level capacity factor of 27.2% for the year ended December 31, 2025, our approximately
2,142 MWac operating portfolio generated approximately 5,097 GWh (“Gigawatt-hours”) of electricity during the period. For the three months ended March 31, 2026, the portfolio generated approximately 999
GWh, reflecting a capacity factor consistent with seasonal irradiance patterns in the first quarter. Year-
over-year increases in total generation have been primarily driven by the addition of new projects achieving commercial operations (including the Orion I, II, and III projects, which contributed a full twelve months of generation in 2025 compared to a partial year in 2024) rather than material changes in capacity factor at existing facilities. For additional quantitative discussion of the relationship between generation volumes, average realized pricing and energy revenue for each period covered by our financial statements, see “Management's Discussion and Analysis of Financial Condition and Results of
Operations — Results of Operations.”
Our Market Opportunity
The Structural Shift in Data Center Demand
Data center demand is undergoing a generational reordering, as AI workloads build on legacy enterprise
IT and cloud to drive capacity growth. According to the U.S. Census Bureau, only 18% of surveyed businesses had adopted AI at the end of 2025, indicating today’s demand is simply scratching the surface of the AI opportunity set, with the vast majority of enterprise workloads, industry verticals and consumer use cases yet to be meaningfully penetrated by AI-enabled infrastructure. A 2025 independent third-party survey conducted by Altman Solon as summarized in the Altman Solon Report revealed that 98% of companies surveyed are planning to adopt at least one GenAI tool in the future, pointing to a near-
ubiquitous adoption. We believe AI compute demands will further expand as users increase adoption and existing users ramp usage – creating a multiplier effect for underlying data center demand and therefore investment by the hyperscalers. The five largest hyperscalers spent approximately $383 billion in capital expenditures in 2025 and, based on publicly available research estimates derived from company disclosures and equity research as of May 2026, are projected to spend approximately $768 billion in
2026 and approximately $1,125 billion in 2027, as access to AI-enabled digital infrastructure is increasingly mission critical.
The data center industry evolved around enterprise IT and cloud, but that model is increasingly shifting towards AI-driven demand for campuses on compressed timelines. Hyperscaler capital is being deployed against two distinct but related AI workloads. AI training involves the computationally intensive process of developing foundation models by iterating across massive datasets, requiring tightly coupled clusters of tens of thousands of accelerators operating in synchrony over weeks or months. AI inference, by contrast, is the production deployment of trained models to serve end-user queries in real time, requiring lower latency, broader geographic distribution and continuous availability. Inference demand, as estimated in the Altman Solon Report, will grow to represent approximately 40% of total global data center demand by
2030, becoming the primary driver of global data center demand from 2026 onward, along with cloud workloads, driven by increased AI adoption, usage, and complexity of the queries, including the rise of agentic AI.  Both AI workloads require specialized hardware and up to ~10x or more the power of traditional data centers. This step-change in power requirement is driving demand for larger, denser facilities and campuses, bespoke mechanical and electrical designs, advanced cooling techniques and gigawatt-scale site planning that is a material step up from legacy data center footprint demands.
The Agentic AI Inflection
The industry is entering the era of agentic AI, transforming AI from an episodic tool into a persistent, autonomous layer embedded across users and enterprises. This agentic layer executes complex and multi-step tasks continuously thereby consuming 10 to 100 times more compute than a single chatbot query, which means inference demand and the power and data center capacity required to serve it, is set to grow by orders of magnitude. Unlike conventional generative AI, which is invoked episodically by a human prompt, agentic systems run persistently, chain together many model calls per task, and operate continuously in the background of business processes. We expect agentic AI to be embedded across organizations of all sizes and across substantially every industry vertical, from customer support and software engineering to financial analysis, healthcare administration and scientific research. As agentic adoption scales, inference will become the dominant share of AI compute consumption, a transition already acknowledged by leading hyperscalers and accelerator vendors. We believe that, even in a scenario where the pace of frontier model training were to moderate, the secular growth of inference workloads driven by agentic deployment will continue to drive and potentially even accelerate long-term demand for high-density, power-dense data center capacity.
Additionally, agentic AI exhibits a self-reinforcing dynamic: As agents are deployed, they generate proprietary interaction data and task outcomes that are used to fine-tune and improve subsequent model generations. This in turn drives broader and deeper enterprise adoption, a virtuous cycle that compounds both training and inference workloads over time and requires significant addition of data center and power capacity. According to Rystad Energy, a simple chat query uses roughly 0.3 watt-hours, a reasoning model uses 5 to 20 times more, while an agentic workflow that calls multiple tools and iterates on its own output can use 50 to 100 times more.
Power as the Binding Constraint
Power has emerged as the defining bottleneck of the AI infrastructure build-out – and the basis on which we expect the next generation of data center developers will be differentiated. The data center infrastructure required for large-scale Generative AI training differs materially from traditional enterprise data center deployments. According to the Altman Solon Report, modern GPU clusters are characterized by significantly higher rack power densities (often 50+ kW/rack), advanced liquid-cooling architectures, and substantially larger power requirements, with leading AI training campuses increasingly designed to support hundreds of MW of power capacity at a single site. Even as GPUs become more efficient, the power needed to train ever-more capable frontier models, a proliferation of specialized models and support accelerating AI adoption is outpacing those gains, further straining an already constrained grid.
According to BloombergNEF, data center power demand in the United States is expected to grow at a
16.8% CAGR over the next five years and will account for 8.6% of United States power demand by 2030.
Aggregate power demand from the AI build-out continues to compound, even as individual silicon becomes more efficient, which has led to longer interconnection timelines, delays and higher all-in costs as customers seek gigawatt-scale capacity. This dynamic has produced acute bottlenecks across the value chain: from extended utility interconnection queues to multi-year delays in procuring long-lead electrical equipment such as high-voltage transformers and switchgear facing extended delivery windows.
Power, rather than land or fiber, has become a binding constraint on the pace at which AI infrastructure can be brought online. According to the Altman Solon Report, the primary differentiation parameters for AI infrastructure are scale and time to power::
In response to these constraints, an increasing number of utilities, regulators, and local jurisdictions are moving toward frameworks that require new large-load data center capacity to be matched with incremental, dedicated generation rather than drawing from existing grid headroom. This shift reflects a recognition that the pace of AI-driven load growth cannot be sustainably absorbed by legacy grid infrastructure alone, and that bringing gigawatt-scale data center capacity online without accompanying generation risks reliability, affordability and community impact. As a result, the ability to co-develop or contract for dedicated power generation alongside data center capacity is becoming a structural prerequisite for participating in the next phase of large-scale build-out.
Rapid growth in power demand driven by data centers, manufacturing and electrification, combined with the expected retirement of approximately 66 GW of legacy and aging fossil generation capacity is expected to result in a total power generation capacity shortfall of approximately 98 GW by 2035. These trends support the need for significant new power capacity additions. According to BloombergNEF, an additional 71 GW of new generation capacity in the United States are required through 2035 to meet worldwide data center demand alone.
With a primary consideration for data center development being the availability of reliable and reasonably-
priced power, we believe our access to grid interconnected sites and co-located power capabilities present a meaningful competitive advantage from a speed-to-power and cost-of-power perspective. In addition to expediting delivery timelines, earlier integration of power procurement and grid strategy can reduce the all-in cost of compute, meaningfully improving our customers’ unit economics. We believe our integrated business model is well positioned to address this critical bottleneck. Additionally, the ability to match new power generation and transmission to new data center load is important for our community relationships: financing and building new generation and transmission helps prevent significant increases in retail electricity prices from new loads  affecting our neighboring communities.
Cost Per Token as the Competitive Battleground
We believe the economics of agentic AI at enterprise scale will be won on cost per token, placing data center design, power sourcing and operating efficiency at the heart of industry competitiveness. Agentic
AI is both power-intensive and cost-intensive at the workload level, and we believe that its proliferation will drive token consumption to levels orders of magnitude above current run-rates. Just as cloud computing was won on cost per compute hour, the AI era will be won on cost per unit of intelligence delivered.
Critically, compressing the cost per token is not a zero-sum dynamic for infrastructure demand, it is the mechanism by which the addressable market expands. As the all-in cost of serving a token falls through a combination of hardware efficiency gains, model optimization, and more efficient power and data center design, workloads that were previously uneconomic become viable, enterprise adoption deepens and entirely new categories of agentic applications emerge. Each step-change in efficiency historically has been met with a more-than-offsetting expansion in compute consumption, and we expect agentic AI to amplify this dynamic given its 100x-1,000x compute intensity per task relative to conventional generative
AI.
For model providers, application developers, and end customers to sustain the unit economics required to deploy agentic systems at enterprise scale, the cost per token served must continue to stay optimized on a sustained, multi-year trajectory. This places the economics of inference infrastructure, and by extension, the design, power sourcing, and operating efficiency of the underlying data center, at the center of industry competitiveness and differentiation. We believe that data center developers that can deliver power-efficient, purpose-built capacity at scale will be best positioned to participate in this expanding market, particularly as hyperscalers deploy large capital investments with an eye on capital efficiency and on selecting long-term partners in their infrastructure providers.
Our Vertically Integrated Approach
Our vertically integrated approach is designed to directly address the bottlenecks that increasingly determine which projects get delivered and produces several distinct competitive advantages:
•Virtuous cycle of development – Our power generation development activity gives us a head start in identifying sites for building large power and data center infrastructure and provides invaluable data and insight on local grid dynamics. This foothold has allowed us to expedite data center development adjacent to our existing power sites. The data center development will in turn create new load we can help to satisfy with additional power assets. We believe this flywheel effect can create a virtuous cycle as we continue to expand both our power and data center footprints at these sites.
•One-stop-shop for generation and load – As mandates increasingly require new data center load to be matched with new generation, our internal expertise to interact with utilities and regulatory authorities and our ability to deliver both as a single counterparty is a meaningful differentiator. We can resolve issues with utilities and authorities more effectively than developers who must coordinate across multiple parties with conflicting incentives.
•Designed to support local grids and communities – By co-locating power generation with our planned data center campuses, we believe we can support grid reliability and limit upward pressure on retail electricity rates. We engage with local communities earlier and more substantively than single-discipline developers, building the long-term relationships that large-scale infrastructure requires.
•Cost certainty for our customers – On-site power enables our customers to lock in long-term, predictable power costs for the duration of their lease, insulating their unit economics from fluctuating utility rates. This cost stability becomes increasingly valuable to customers planning multi-year capacity commitments. It also creates incremental investment opportunities for us.
•Flexible power design – Our development approach is designed to enable a range of generation modalities, from grid-connected, behind-the-meter, renewable, traditional and bridge solutions.
•Tight execution – Our structure enables close coordination across sourcing, development, construction and operations than is achievable across separate counterparties. With each deal cycle, our handoffs sharpen and our execution speed accelerates.
Our Growth Strategies
Our growth strategy is to compound the advantages of our integrated business across each successive build cycle, converting secured capacity into delivered GWs, extending our footprint at sites where we already have a power and community foothold, and originating the next generation of gigawatt-scale campuses ahead of demand. Our specific strategies are:
•Execute on our contracted backlog – Our most immediate growth lever is the conversion of our 8.8
GW-IT of data center capacity contracted into delivered, revenue-generating campuses. We are progressing our first wave of data centers at the Cosmos Campus, in Austin, Texas, Milam Buildings 1
and 2 in Milam County, Texas, and the PORTS Technology Campus in Pike County, Ohio, while advancing the balance of our near-term pipeline. Each phase that is delivered is expected to convert contracted backlog into long-duration cash flows under our triple-net lease and PPA structures, as applicable.
•Expand within our existing campuses – We intend to add incremental phases at sites where we already have land control, interconnection, community relationships, and operating infrastructure in place. Multi-phase expansion is a structurally attractive strategy due to its comparative lower friction, higher certainty versus prospecting, and it is increasingly valued by hyperscale customers who require the ability to scale a single campus into a contiguous, multi-gigawatt training or inference cluster. We have multi-phase build-outs planned at our Milam, Pike, and other campuses. As described in “-Our Vertically Integrated Approach”, we believe each incremental phase will reinforce our virtuous cycle of development – additional load deepens utility coordination and creates the basis for further on-site or nearby power generation, which in turn supports additional data center growth.
•Originate the next generation of multi-gigawatt sites – We intend to grow our data center and power pipelines by originating additional campus-scale sites in markets where transmission infrastructure, power deliverability, and the regulatory environment support gigawatt-scale build-outs.
Our origination focus today for data centers is principally domestic, concentrated in the PJM, ERCOT, and WECC footprints where we believe our development activities, grid analysis, and utility relationships support our ability to identify and advance attractive campus-scale opportunities. Our operating experience in markets such as CAISO and ERCOT informs our approach to interconnection strategy and utility engagement across our integrated business. We also selectively evaluate additional U.S. and international markets where customer demand and our integrated model can be applied.
•Broaden and deepen our customer base – We intend to expand our footprint with existing hyperscale customers as they scale their AI infrastructure commitments, while extending our data center business to additional hyperscalers, sovereign customers, and large enterprises as the addressable buyer set expands. As described in “-Our Market Opportunity,” the combination of optimized cost per token, the emergence of agentic AI, and the early stage of enterprise adoption is expected to materially expand the total addressable market for AI infrastructure over time. While 92%
of companies plan to increase AI spending over the next three years, just 1% of business leaders classify their companies as mature on the AI deployment spectrum, indicating that even today’s adopters are early in their multi-year investment cycle. We believe this trajectory will support both deeper deployments with our existing customers and the emergence of new categories of customers requiring large-scale, power-integrated infrastructure.
•Deploy automation to accelerate delivery timelines – We intend to expand the use of automation, prefabrication, and technology-enabled workflows across our development, construction, and commissioning processes to shorten delivery timelines and improve schedule predictability.
Standardizing repeatable workstreams across multi-phase campuses and applying automated quality control at scale, building on the in-house design and construction capabilities established through our acquisition and integration of Studio 151, are intended to reduce rework, compress critical path activities, and support safer, more productive execution as we scale across multiple large projects in parallel. We believe our strategic relationships with SoftBank and OpenAI will help us provide differentiated visibility into emerging physical AI technologies that can be applied to our development and operating model.
•Selectively pursue acquisitions to accelerate growth – We may pursue selective acquisitions that expand our development pipeline, deepen our in-house capabilities or broaden our customer relationships. Our 2025 acquisition of Studio 151, which has since been integrated into our data center execution organization, demonstrates our ability to identify, transact and integrate complementary capabilities. We believe our balance sheet, project finance experience, integrated operating strategy and power expertise position us to evaluate and execute on additional opportunities where they can accelerate the delivery of our existing pipeline or extend the scope of our integrated model.
Across each of these strategies, our focus is the disciplined, repeatable build-out of a long-duration integrated business. By combining power origination, grid execution and data center development within a single integrated model, we believe we can consistently originate, underwrite and deliver gigawatt-scale campuses supported by long-term contracted revenues. We intend to execute our growth strategies by pacing growth against customer demand, interconnection availability and capital allocation discipline, while preserving the flexibility to expand sites through incremental phases as the market evolves. Just as prior generations of physical infrastructure underwrote prior eras of economic growth, we believe the AI era will be underwritten by the power and data center providers that can deliver power, land and data center capacity together at scale, and we have built our company to be one of them.
Our Segments
We operate our business through three reportable segments: (i) Data Centers (“DC”), which includes the development and commercialization of large-scale data center campuses, powered land opportunities and related infrastructure solutions, with current campuses located primarily in the PJM and ERCOT transmission regions; (ii) Standalone Power (“SP”), which includes the development, construction, ownership and operation of grid-connected utility-scale solar photovoltaic and battery energy storage system (“BESS”) projects, with current operating assets located in the CAISO (California) and ERCOT

(Texas) markets; and (iii) Solutions (“SLN”), which provides integrated design, engineering, construction management and operations management solutions to our SP and DC segments (and, in the future, may provide such solutions to our affiliates, third parties, and their respective projects). Our SP segment currently generates substantially all of our revenue, while our DC segment is in a pre-revenue stage with initial revenues expected to commence in late 2026.
Our Relationship with SoftBank and OpenAI
SoftBank and OpenAI are strategic investors in our business. SoftBank is, and following this offering will
be, our controlling stockholder and is expected to beneficially own      % of our outstanding common stock
following this offering, or      % if the underwriters exercise their option to purchase additional shares of common stock in full. OpenAI is expected to be the beneficial owner of more than 5% of our outstanding common stock following this offering and distributions from Energy Global, by virtue of its indirect economic interest; however, OpenAI will not have voting or dispositive power over those shares, which are held of record by SBE Global, LP unless and until the Post-Lock-Up Distribution.
In connection with OpenAI’s investment in our business and our strategic relationship with OpenAI, we issued the OpenAI Warrants, which have a ten-year term and vest in tranches upon the achievement of specified operational, commercial, financing and equity valuation milestones. As of immediately prior to
this offering,            of the OpenAI Warrants were unvested and, if vested and exercised, would represent
approximately      % of our outstanding common stock. For more information on the OpenAI Warrant terms, conversion mechanics, potential dilutive effects and interactions with related party considerations, see “Certain Relationships and Related Party Transactions—Transactions with OpenAI—Warrants.”
SoftBank and OpenAI, through their affiliates, are also customers at two of our data center campuses through long-term data center leases (Cosmos and Milam, respectively), and we expect lease payments under these arrangements to constitute a significant portion of our near-term data center revenue. We believe these leases were negotiated on terms that reflect arm's-length dealing, informed in part by the participation of independent counterparties with adverse economic interests who negotiated vigorously on economic terms, including rent structure and lease milestones. See "Certain Relationships and Related
Party Transactions—Review of Related Party Transactions" for additional information regarding the negotiation process and board review and approvals of these arrangements.
In addition to lease payments, a portion of our operating cash flows will be paid to SoftBank through annual royalties equal to 1% of our consolidated gross profit under a trademark license agreement and any potential tax sharing obligations, and to OpenAI through software purchase commitments. We do not expect that any net proceeds from this offering will be paid directly to SoftBank or OpenAI. We believe that we have entered into the agreements described in this section on an arm’s-length bases.
For a more complete discussion of the foregoing relationships and arrangements, including the net economic effects of lease payments, royalty arrangements and other payments among us, SoftBank and
OpenAI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—
Related Party Cash Flows,” “Certain Relationships and Related Party Transactions,” “Risk Factors—Risks
Related to Our Corporate Structure and Ownership,” “Risk Factors—Risks Related to Our Business and
Operations,” “Principal Stockholders” and “Corporate Reorganization.”
Our Project-Level Structure and Indebtedness
We conduct substantially all of our power and data center operations through project-level subsidiaries.
These are special-purpose, project finance vehicles, each of which typically holds the assets, contracts, permits, and financing arrangements for a single project or a defined group of related projects. Certain of them receive, or are expected to receive, revenues, from rent under triple-net leases or from the sale of electricity, capacity, renewable energy credits or other attributes generated by the applicable project.
We also use intermediate holding companies that own the equity interests in one or more project-level entities. These companies serve operational, financing and administrative purposes-—for example, acting as borrowers under portfolio-level financing arrangements, holding development-stage assets before project financing, or serving as the vehicle through which equity capital is contributed to project-level entities.
Our wholly owned subsidiaries include, among others: Venus Buyer, LLC, SE DC Holdco, LLC, SE DC
DevCo, LLC, SE Global Intermediate Holdings, LLC, SE Borrower, LLC, SE Global Borrower, LLC, SBE
US Holdings One, LLC, and the Big Five Borrowers (Big Five Holdco 1, LLC, Big Five Holdco 2, LLC, Big
Five Intermediate Holdco 1, LLC and Big Five Intermediate Holdco 2, LLC).
Cash generated at the project level flows to SE Global Holdings, Inc. through distribution mechanisms governed by project-level financing agreements. These distributions are typically subject to cash sweep mechanisms, debt service coverage ratio tests, reserve account requirements, and other restrictions imposed by project lenders. As a result, the timing and amount of cash available to us from project-level entities may differ materially from the revenues and earnings those entities generate.
As of March 31, 2026, our project-level entities were parties to over $2.2 billion of outstanding project debt and approximately $1.6 billion of outstanding tax equity financing arrangements. These financing arrangements are generally non-recourse to SE Global Holdings, Inc. (subject to temporary limited sponsor guaranties and credit support in certain cases) and are secured solely by the assets and cash flows of the relevant project-level entity. As of March 31, 2026, on a consolidated basis, we had approximately $2.7 billion in aggregate principal amount of indebtedness outstanding (approximately $2.5 billion net of unamortized issuance costs and discount), of which approximately $926.3 million was classified as current. Our largest near-term maturities include the Pelicans Jaw Facility, approximately
$777.9 million outstanding, maturing by March 2027, the Hickory Facilities, approximately $473.0 million outstanding, maturing October 2027, and the Athos Storage Facility, approximately $181.3 million outstanding, maturing by February 2027. We expect to address these maturities through term loan conversions upon project completion, refinancings, and tax equity funding. As of March 31, 2026, our only material recourse corporate indebtedness was the Hickory Facilities, which are obligations of SE Global
Borrower, LLC and are guaranteed and secured by specified subsidiaries and pledged equity interests;
SE Global Holdings, Inc. is not itself a borrower or guarantor under those facilities. All other project-level financings are structured as non-recourse to SE Global Holdings, Inc., meaning that the lenders' recourse is limited to the assets and cash flows of the applicable project-level subsidiary and the pledged equity interests in that subsidiary. See “Business—Our Portfolio” for further detail on our project-level entities,
“Management's Discussion and Analysis—Liquidity and Capital Resources” for a discussion of distributions received from project-level entities, and “Description of Certain Indebtedness” and "Risk
Factors—Risks Related to Our Indebtedness and Liquidity” for a discussion of our subordinated debt.
Summary Risk Factors
There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These include, but are not limited to:
Risks Related to Our Business and Operations
•Our backlog and backlog-associated capex may not be indicative of future revenue, profits or costs, and we may not fully realize backlog revenue or may exceed the backlog-associated capex costs.
•Our growth depends on continued demand for data center capacity and AI infrastructure and grid interconnection backlogs, rising costs and letter of credit requirements could delay projects or limit financing.
•We may not secure binding tenant leases for our development pipeline and complex permitting requirements could delay or prevent project development.

•Projects under construction face completion risks including cost overruns, delays and performance shortfalls, operating facilities face equipment failures and tenant service level requirements, and tenant guarantees are only effective after rent commencement.
•We have limited operating history in data centers with none currently operational, are substantially dependent on OpenAI, and face challenges in personnel, labor and business management.
•Our data center infrastructure is new, purpose-built for AI and untested at scale, we have a history of net losses and may not achieve profitability, and we operate in a highly competitive industry.
•We depend on a limited number of customers and their creditworthiness, face risks in securing sufficient electrical power and grid interconnection, and depend on third parties for facility connectivity.
•Failure to meet reliability metrics may require liquidated damages or rent abatements, and insurance may be inadequate given the scale of our projects.
•Construction cost overruns may erode returns, we depend on limited third-party contractors, and climate change and extreme weather could adversely affect our operations.
•Inflation and rising costs could adversely affect our business and strategic relationships may not be successful.
Risks Related to Government Incentives and Tax Matters
•Our business depends on government incentives for renewable energy that may change and supply chain disruptions and gas turbine constraints could delay development.
•Our reliance on U.S. government land leases exposes us to regulatory risks, and tax equity financing is subject to recapture risks and availability constraints.
•Tax law changes could adversely affect our business and our ability to use net operating losses
(“NOLs”) may be limited.
Risks Related to Governmental Regulation and Legal Matters
•FERC authorization may be required for certain investments, we are subject to extensive FERC regulation, and changes to wholesale electricity market rules or interconnection regulations could affect our business.
•State regulatory and environmental permitting could delay projects, the evolving AI regulatory landscape could adversely affect our business, and environmental, health and safety laws could result in liabilities.
•Water use restrictions could adversely affect our operations, litigation could result in significant costs and we face national security risks due to foreign ownership.
Risks Related to Intellectual Property, Data Privacy and Cybersecurity
•We may not be able to adequately protect our intellectual property rights, third parties may claim we infringe their intellectual property, and we rely on third-party IP licenses that may not remain available.
•We are subject to privacy laws requiring compliance resources, and we and our third-party providers face cybersecurity risks that have resulted in, and could result in, damage to our reputation and financial penalties.

Risks Related to Our Corporate Structure and Ownership
•We have entered into significant related-party transactions with SoftBank, OpenAI and their respective affiliates,  and our financial dependence on SoftBank could limit our operational flexibility and create conflicts of interest.
•We may be subject to shareholder litigation alleging fiduciary duty breaches by our board of directors in connection with related party transaction approvals, which could result in significant costs, management distraction and reputational harm.
Risks Related to Our Indebtedness and Liquidity
•We have significant liquidity needs and may not generate sufficient cash, our multilayered indebtedness could affect financial health, financing covenants limit our flexibility, common stockholders are structurally subordinated to subsidiary creditors, interest rate increases and capital market volatility could affect our financial condition and ability to fund our pipeline.
Risks Related to Our Common Stock and This Offering
•Our stock price may be volatile, future stock sales could depress our stock price, you will experience immediate dilution in net tangible book value, FERC regulations may limit investors from acquiring
10% or more voting equity interests without prior authorization, additional equity issuances could cause dilution, and we may issue preferred equity senior to common stock.
•We have identified a material weakness in internal control over financial reporting, failure to maintain effective disclosure controls could harm regulatory compliance, and being a public company increases costs and regulatory requirements.
Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”
Our Sponsor
Our founding sponsor and ultimate parent company is SoftBank, a global technology conglomerate founded in 1981 and headquartered in Tokyo, Japan, with investments spanning semiconductors,  AI, robotics and digital infrastructure. Guided by its corporate philosophy of "Information Revolution—
Happiness for everyone," SoftBank has evolved alongside successive waves of technological innovation into an AI-centric strategic investment holding company. SoftBank has made significant investments in AI and digital infrastructure businesses, including commitments to OpenAI and announced transactions involving robotics and digital infrastructure assets. In addition, SoftBank manages a global investment portfolio comprising subsidiaries, associates, and other investees across a broad range of technology sectors. Its portfolio includes companies such as Arm Holdings plc and OpenAI, as well as the SoftBank
Vision Funds, which, as of March 31, 2026, had invested in more than 300 technology companies
(including exited investments) across a broad range of industries.
As of March 31, 2026, SoftBank had a net asset value of approximately $250.7 billion. We founded our company with original backing from SoftBank in 2019 and SoftBank has since supported the deployment of more than $19 billion in project capital for gigawatt-scale data center and power infrastructure across the United States.  In recent years, SoftBank has focused its strategy on becoming the world's top
Artificial Super Intelligence (“ASI”) Platform Provider through investments in and the operation of businesses across four strategic pillars: AI models, AI chips, AI infrastructure, and physical AI. Through its
affiliates, SoftBank has made aggregate capital contributions of approximately $    billion to our business.
Through SoftBank’s other portfolio companies and broader ecosystem, we gain insight into the evolving compute, connectivity and infrastructure requirements of frontier AI systems and access to relationships that support our growth strategy. Our business supports one of the four strategic pillars of SoftBank's AI strategy—AI infrastructure—through the development and operation of the energy infrastructure required to power AI data centers.  Following this offering, SoftBank will continue to be our controlling stockholder and, pursuant to the Stockholders’ Agreement to be entered into in connection with this offering, we will be required to take all necessary action to cause our board of directors and its committees to include director candidates designated by SoftBank. The specific terms and scope of SoftBank's post-IPO governance rights are currently under consideration, and we intend to describe such rights more fully in a subsequent amendment to this registration statement.
Neither SoftBank nor any of its respective affiliates is acting as an underwriter or otherwise participating in the offering in any capacity other than as an existing equity holder subject to customary lock-up arrangements. Historically, we have depended on SoftBank for financial support, and SoftBank's continued willingness and ability to provide capital is a significant factor in our ability to execute our growth strategy.
For a more complete discussion of our relationship with, and dependence upon, SoftBank, including the material corporate governance rights held by SoftBank, see “Certain Relationships and Related Party
Transactions—Certain Transactions with SoftBank,” “Corporate
Reorganization,” “Risk Factors—Risks Related to Our Corporate Structure and Ownership,” “Risk Factors
—Risks Related to Our Business and Operations” and “Principal Stockholders.”
Implications of Being a Controlled Company
SoftBank is expected to beneficially own approximately                   % of our outstanding shares of
common stock following the completion of this offering (or approximately                   % if the underwriters
exercise their option to purchase additional shares of common stock in full). As a result of SoftBank’s ownership, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements applicable to most  Nasdaq-listed companies. We intend to rely on some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. See “Risk
Factors” and “Management—Controlled Company Status.”
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the
“JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
•the presentation of only two years of audited financial statements and only two years of related
Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
•reduced disclosure about our executive compensation arrangements;
•no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;
•exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding communication of critical audit matters in the auditor’s report in the financial statements;
and
•exemption from an audit on our internal control over financial reporting.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock in this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
We may choose to take advantage of some or all of these reduced burdens. We have elected to adopt the reduced requirements with respect to the presentation of our financial statements and “Management’s
Discussion and Analysis of Financial Condition and Results of Operations” disclosure. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.
Our Corporate Information
SE Global Holdings, LLC, our accounting predecessor, converted into a Delaware corporation named SE
Global Holdings, Inc. on July 10, 2026 pursuant to the Corporate Conversion. SE Global Holdings, Inc. is
the issuer of the common stock in this offering, and was originally formed as a Delaware limited liability company on January 23, 2024. Our corporate headquarters are located at 3 Lagoon Dr., Suite 280,
Redwood City, CA 94065. Our telephone number is (650) 731-3262.
Our principal website address is www.sbenergy.com. The information on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our common stock.
We are a holding company and have no direct operations. All of our business operations are conducted through our subsidiaries. As a result, we are dependent on the ability of our subsidiaries to generate revenue and to make loans, pay dividends and make other payments to generate the funds necessary to meet our financial obligations and to pay dividends to stockholders, if any. The charts below illustrate our organizational structure as it will exist after the completion of this offering.

Corporate Structure
*The organizational chart above has been simplified to depict the principal ownership and control relationships we believe most relevant to investors in this offering. It omits a number of wholly owned intermediate holding companies between SE Global Holdings, Inc. and our project-level subsidiaries, including Venus Buyer, LLC, SE Global Intermediate Holdings, LLC, SE Borrower, LLC, SE Global
Borrower, LLC, SBE US Holdings One, LLC and the Big Five Borrowers, each of which serves as a borrower under financing arrangements or as an ownership vehicle for project-level entities; these entities are omitted because they are wholly owned, have no outside equity holders and do not affect any investor’s economic or voting interests in this offering. The chart also consolidates our project level subsidiaries—special-purpose entities holding the assets, contracts, permits and financing for individual projects—into summary boxes because they operate as project finance vehicles with no independent governance or outside equity interests material to the ownership structure presented. Entities above Energy Global in the SoftBank ownership chain and certain other immaterial entities are also not shown because they do not change the ownership or control percentages depicted. Additional information regarding our corporate structure is provided under “Our Project-Level Structure and Indebtedness” and “Corporate Reorganization.”
Transactions Connected to this Offering
Prior to and in connection with this offering, we have completed, or expect to complete, the transactions that constitute the Corporate Reorganization, which are designed to (i) simplify our capital structure by eliminating the preferred equity layer and intercompany indebtedness at the SBE Global, LP level; (ii) vest and exercise certain OpenAI Warrants; (iii) convert SE Global Holdings, LLC  into a Delaware corporation named SE Global Holdings, Inc., which was completed on July 10, 2026; and (iv) position SE Global

Holdings, Inc. to issue common stock to the public in this offering. See “Corporate Reorganization”
beginning on page 115 for additional details regarding the sequencing, conditions precedent, accounting and financial statement effects of the Corporate Reorganization, “Capitalization” on page 119 for the pro forma effects on our capitalization, “Certain Relationships and Related Party Transactions” on page 203 for a discussion of related-party aspects of these transactions, and “Description of Certain Indebtedness”
on page 213 for a description of the new Credit Facility.

THE OFFERING

Common stock offered by us .......................	shares of common stock.

Underwriters’ option to purchase additional shares of common stock .............	We have granted the underwriters a 30-day option to purchase up to additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

Common stock to be outstanding after this offering ......................................................	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds .............................................
We estimate that the net proceeds from this offering will be
approximately $             million (or approximately $             million if the
underwriters exercise their option to purchase additional shares of common stock in full), based upon an assumed initial public offering
price of $             per share (which is the midpoint of the price range set
forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We currently expect to use substantially all of the net proceeds from this offering for general corporate purposes, with priority given to working capital, operating expenses and capital expenditures required to develop and construct our data center, power generation, storage and related infrastructure projects. We may also use a portion of the net proceeds for technology development and to acquire or invest in businesses, products, services or technologies that complement our integrated business; however, we do not have binding agreements or commitments for any material acquisitions or investments at this time. Because we do not currently have specific plans for the net proceeds, we cannot specify with certainty the particular uses or approximate amounts we will use for each purpose, and we will have broad discretion in the way that we use the net proceeds of this offering. See “Use of Proceeds.”

Controlled company .......................................
Immediately following this offering, SoftBank will beneficially own
approximately                  % of our outstanding shares of common stock
(or                   % if the underwriters exercise in full their option to
purchase additional shares of our common stock). As a result of
SoftBank’s ownership, after the completion of this offering, we will be a
“controlled company” within the meaning of the Nasdaq rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the listing date, (i) we have a board of directors that is composed of a majority of independent directors, (ii) we have a compensation committee that consists entirely of independent directors and (iii) our director nominations be made, or recommended to our full board of directors, by independent directors or by a nominating and corporate governance committee that consists entirely of independent directors. Following this offering, we intend to elect not to comply with certain of such corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. In the event that we cease to be a
“controlled company” and our shares continue to be listed on the
Nasdaq, we will be required to comply with these provisions within the applicable transition periods. See “Management—Controlled Company
Status.”

Energy Global, LP ..........................................
Energy Global is our indirect parent entity, holding its interest in SE
Global Holdings, Inc. through SBE Global, LP. Energy Global is not selling any shares in this offering. Following the Corporate Conversion,
Energy Global holds its interest in shares of our common stock indirectly through SBE Global, LP. After the expiration of the 180-day lock-up period applicable to this offering, SBE Global, LP may distribute its shares of our common stock to Energy Global, and Energy Global may hold such shares of common stock or may distribute all or a portion of such  shares to its equity holders. See “Corporate Reorganization”
and “Certain Relationships and Related Party Transactions” for further information related to issuances of common stock to Energy Global and potential distributions therefrom.

Accelerated vesting of incentive equity awards .............................................................
In connection with this offering, certain outstanding profit units of
Energy Global, including those held through Management LP, will accelerate and vest into common units of Energy Global and
Management LP, respectively. We expect to recognize approximately
$       million (determined based on the midpoint of the estimated initial public offering price range) of incremental stock-based compensation expense in connection with such accelerated vesting, which will be reflected in our consolidated financial statements for the fiscal quarter in which this offering is consummated. The accelerated vesting will result in an increase in accumulated deficit, with a corresponding increase in additional paid-in capital. See "Corporate Reorganization" and
"Capitalization" for additional information regarding the effects of accelerated vesting on our financial statements.

Dividend policy ...............................................
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the sole discretion of our board of directors and will depend on then-existing conditions, including, among other things, our results of operations, financial condition, cash requirements, capital requirements, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends may be limited by the covenants of the agreements governing our current or future indebtedness. See “Dividend Policy.”

Lock-up agreements ......................................
We, our directors, executive officers and holders of substantially all of our outstanding stock have agreed, subject to certain exceptions, not to offer, sell or agree to sell, directly or indirectly, any shares of common
stock without the permission of               , for a period of 180 days after
the date of this prospectus. See "Underwriting."

Shares eligible for future sale ......................
Upon completion of this offering, we will have                shares of
common stock outstanding (or              shares if the underwriters
exercise their option to purchase additional shares in full). All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act. See
“Shares Eligible for Future Sale.”

Emerging Growth Company .........................
We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i)
the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more, (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years, (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC or (iv) the last day of the fiscal year following the fifth anniversary of the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various reporting
requirements. See “Prospectus Summary—Emerging Growth
Company.”

Risk factors .....................................................
Investing in our common stock involves a high degree of risk. See “Risk
Factors” beginning on page 31 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Transfer agent and registrar .........................	The transfer agent and registrar for our common stock is Fidelity Stock Transfer Solutions LLC.

Proposed listing and trading symbol ...........	We have applied to list our common stock on Nasdaq under the symbol “ .” There can be no assurance that our application will be approved.
The number of shares of our common stock that will be outstanding immediately after the completion of
this offering is based on               shares of our common stock outstanding as of         , 2026 after giving
effect to the Corporate Reorganization (including the issuance of            shares of our common stock in
the OpenAI Warrant Exercises). The number of shares of our common stock to be outstanding after this offering excludes:
•               shares of our common stock issuable upon the vesting and net (cashless) exercise of the
OpenAI Warrants that will remain outstanding and unvested following this offering (other than the
OpenAI Warrant Exercises);
•           shares of our common stock issuable upon the vesting and conversion of profits units Energy
Global held through Management LP, issued pursuant to our Energy Management Global, LP’s 2024
Long-Term Incentive Plan as of                , 2026;
•           shares of our common stock issuable upon the vesting and conversion of profits units of
Energy Global held through Management LP, issued pursuant to the 2024 Long-Term Incentive Plan
granted after                , 2026; and
•Shares of our common stock issuable upon the conversion of unvested profits units and shares of our common stock reserved for future issuance under our 2026 Incentive Award Plan (the
“2026 Plan”), which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026
Plan.
The 2026 Plan provides for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Actions Taken in Connection with this Offering” for additional information.
Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus assumes:
•the completion of the Corporate Reorganization;
•no conversion of Series B Common Units of Energy Global, LP (assuming the Corporate
Reorganization) into      shares of our common stock;
•no conversion of series B Common Units of Energy Global, LP (into    shares of our common stock;
•no conversion of the common units of Energy Global, and Management LP, (assuming the Corporate
Reorganization) into shares of our common stock;
•no issuance of additional profit interests by Energy Global in connection with this offering;
•the issuance of           shares of common stock upon the OpenAI Warrant Exercises, which will occur immediately prior to, and conditioned upon, the completion of this offering, based on an assumed
initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus
•no exercise of the remaining            outstanding OpenAI Warrants (other than the OpenAI Warrant
Exercises);

•no vesting and exercise of outstanding profits units into common units of Energy Global or
Management LP, other than the accelerated vesting pursuant to the Corporate Reorganization:
•no distribution of shares of our common stock by SBE Global, LP or Energy Global to their partners or equity holders in connection with this offering;
•no distribution of up to            shares of our common stock to holders of an incentive award;
•the adoption, filing and effectiveness of our amended and restated certificate of incorporation (the
“Certificate of Incorporation”) and the effectiveness of our amended and restated bylaws (the
“Bylaws”);
•no exercise by the underwriters of their option to purchase up to              additional shares of common
stock from us; and
•an initial public offering price of $                per share of common stock, which is the midpoint of the
price range set forth on the cover page of this prospectus.
The completion of this offering constitutes a "Specified QPO" under the terms of the OpenAI Warrants, which triggers the automatic vesting and net (cashless) exercise of the OpenAI Warrants that vest upon the completion of this offering, together with the OpenAI Warrants that were already vested and converted. Because these OpenAI Warrants are exercised on a net basis, the number of shares of our common stock ultimately issuable varies with the initial public offering price.
For illustrative purposes, the table below sets forth the assumed initial public offering price per share at various price points, including the midpoint of the price range set forth on the cover page of this prospectus, and the corresponding number of shares of common stock that would be issued upon the
OpenAI Warrant Exercises at each such price point, assuming in each case that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Initial Public Offering Price	Shares of Common Stock to be Issued Upon Exercise of the OpenAI Warrants That Vest Upon This Offering	Shares of Common Stock to be Outstanding Immediately Following the Completion of This Offering

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth the summary consolidated financial and other data of SE Global Holdings,
LLC, the accounting predecessor of SE Global Holdings, Inc., for each of the periods indicated. The summary consolidated statements of operations data and summary consolidated statements of cash flows data for the years ended December 31, 2025 and 2024 have been derived from the audited consolidated financial statements of SE Global Holdings, Inc. included elsewhere in this prospectus. The summary consolidated statements of operations data and summary consolidated statements of cash flows data for the three months ended March 31, 2026 and 2025 and the summary consolidated balance sheet data as of March 31, 2026 have been derived from the unaudited condensed consolidated financial statements of SE Global Holdings, Inc. included elsewhere in this prospectus. Results for the three months ended March 31, 2026 and 2025 are not necessarily indicative of the results that may be expected for the full year or any future reporting period.
Our historical results are not necessarily indicative of the results that may be expected in the future. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair statement of the financial information set forth in those financial statements. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Corporate Reorganization,” “Capitalization,” “Management’s
Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

(in thousands, except unit/share and per unit/ share amounts)	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
Consolidated Statement of Operations and Comprehensive Loss:
Revenue.......................................................................	$44,073	$30,661	$213,467	$232,243
Operating costs and expenses:
Cost of operations, exclusive of depreciation, amortization and accretion shown separately below .......................................................................	19,183	18,769	81,393	55,213
Depreciation, amortization and accretion ..........	23,591	23,450	94,080	73,314
General and administrative .................................	126,029	46,173	679,566	169,095
Operating loss ..................................................	$(124,730)	$(57,731)	$(641,572)	$(65,379)
Interest income ......................................................	1,506	4,887	14,638	18,964
Interest expense ....................................................	(55,963)	(58,495)	(162,392)	(127,554)
Losses in equity method investment ..................	(3,170)	(1,605)	(1,740)	(14,203)
Change in fair value of warrant liability ..............	45,824	—	—	—
Other income (expense), net ...............................	(1,224)	13,996	12,176	(617)
Loss before income taxes .........................................	(137,757)	(98,948)	(778,890)	(188,789)
Income tax benefit (expense) ..............................	106	(1,652)	(9,202)	(15,262)
Net income (loss) and comprehensive income (loss) ............................................................................	$(137,651)	$(100,600)	$(788,092)	$(204,051)
Less: Net income (loss) attributable to redeemable non-controlling interests and non- controlling interests ...............................................	20,772	(26,722)	(50,084)	(310,155)
Net income (loss) and comprehensive income (loss) attributable to SE Global Holdings, Inc. .......	$(158,423)	$(73,878)	$(738,008)	$106,104

Net income (loss) per unit, basic and diluted(1) ......	$(7.93)	$(3.70)	$(36.96)	$5.31
Weighted-average units outstanding, basic and diluted(1) ........................................................................	19,966,564	19,966,564	19,966,564	19,966,564

(in thousands, except unit/share and per unit/ share amounts)	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
Pro forma net income (loss) per share, basic and diluted(2) ........................................................................
Pro forma weighted-average shares outstanding, basic and diluted(2) .....................................................

(1)Refer to Note 20 of the audited consolidated financial statements of the Company for the year ended December 31, 2025 and 2024 and
Note 20 of the unaudited condensed consolidated financial statements of the Company for the three months ended March 31, 2026 and
2025.
(2)The unaudited pro forma basic and diluted net income (loss) per share have been prepared to give effect to (i) the Corporate
Reorganization as if such transactions occurred on January 1, 2025, (ii) the exercise in full of the OpenAI Warrants that were vested as
of the date of this prospectus, as if the exercise had occurred on January 1, 2025, resulting in            additional shares of our common
stock, and (iii) the vesting and exercise of the OpenAI Warrants that vest upon the completion of this offering, as if the exercise had
occurred on January 1, 2025, resulting in            additional shares of the Company’s common stock. We present the effects of the
OpenAI Warrant Exercises, including the shares of common stock issuable upon the exercise of such OpenAI Warrants, in both this summary consolidated financial and other data and in our Capitalization table and the Dilution table because the OpenAI Warrant
Exercises are expected to occur immediately prior to the completion of this offering and are not contingent on any post-offering event;
we believe presenting these effects consistently across these disclosures provides investors with a complete and comparable view of
our post-offering share count and capitalization. Our presentation is based on an assumed initial public offering price of $      per share,
which is the midpoint of the price range set forth on the cover page of this prospectus. Because the number of shares issuable upon exercise of the OpenAI Warrants that vest upon the completion of this offering varies with the initial public offering price, the related dilution will vary accordingly, as further described under “Dilution.”

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2026	2025	2025	2024
Consolidated Cash Flow Data:
Net cash used in operating activities .....................	$(70,903)	$(58,354)	$(40,049)	$(65,871)
Net cash used in investing activities ......................	(746,898)	(146,640)	(1,194,998)	(648,252)
Net cash provided by (used in) financing activities ......................................................................	805,441	(28,811)	879,582	1,021,458

	As of March 31, 2026
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents ....................................................................	$78,834
Property, plant and equipment, net ......................................................	5,680,558
Total assets ..............................................................................................	10,212,889
Debt, net, current and non-current .......................................................	2,538,366
Total liabilities ...........................................................................................	7,225,412
Redeemable noncontrolling interests ...................................................	3,698
Total member’s equity .............................................................................	2,546,596
Noncontrolling interests ..........................................................................	437,183
Total liabilities, redeemable noncontrolling interests and equity ......	10,212,889

(1)The pro forma consolidated balance sheet data as of March 31, 2026 presents our consolidated balance sheet data to give effect to (i)
the Corporate Conversion and the related transactions and (ii) the OpenAI Warrant Exercises, in each case as if such transactions occurred on March 31, 2026.
(2)The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above
and (ii) the sale and issuance of             shares of our common stock in this offering and the concurrent share issuance at the initial
public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Key Business Metrics and Non-GAAP Financial Measures
In addition to the measures presented in our consolidated financial statements, we use the following non-
GAAP financial measures and other key business metrics to evaluate our business, measure our performance, identify trends in our business, develop financial forecasts and make strategic decisions.

We believe that such non-GAAP financial measures and other key business metrics, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance. These non-GAAP measures and other key business metrics should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP, and may not be comparable to similarly titled measures used by other companies. For the definition of Total Segment
Adjusted EBITDA and a reconciliation to the most directly comparable GAAP financial measure, see Note
21 to our consolidated financial statements included elsewhere in this prospectus. For the definition of Net
Debt and a reconciliation to the most directly comparable GAAP financial measure, see “—Reconciliation of Non-GAAP Measures” below. See the sections titled “Management’s Discussion and Analysis of
Financial Condition and Results of Operations—Non-GAAP Financial Measures” and “Management’s
Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for
additional information on our key business metrics and non-GAAP measures, including why we believe such measures are helpful to us and our investors and the limitations of such measures, as well as reconciliations of our non-GAAP financial measure to the most directly comparable financial measure prepared in accordance with GAAP.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, as applicable)	2026	2025	2025	2024
Total Segment Adjusted EBITDA(1) ........................	$29,701	$20,439	$119,934	$68,630

	As of March 31,	As of December 31,
(in thousands, as applicable)	2026	2025	2024
Net Debt(2) ............................................................................................	$2,462,160	$1,949,404	$946,822
Data Center Contracted Portfolio (GW-IT)(3) ..................................	0.8	0.1	—
Standalone Power Contracted Portfolio (GWac)(4) ........................	5.5	4.7	2.9

(1)Total Segment Adjusted EBITDA is a non-GAAP financial measure. For a definition of Total Segment Adjusted EBITDA and a reconciliation to net loss and comprehensive loss, the most directly comparable GAAP financial measure, see Note 21 to our consolidated financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial
Condition and Results of Operations—Non-GAAP Financial Measures” for additional information about Total Segment Adjusted EBITDA
(2)We define Net Debt as debt for borrowed money, current and non-current, less cash and cash equivalents and restricted cash. Net Debt excludes debt from related parties, letters of credit, guarantees, surety indemnities, deferred purchase price obligations, redeemable noncontrolling interests and other non-debt liabilities. Net Debt is a non-GAAP financial measure and should not be considered as an alternative to debt, net, current and non-current and debt from related parties or any other measure of liquidity presented in accordance with GAAP. This measure may not be comparable to similarly titled measures used by other companies. See “Management’s
Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures
—Reconciliation of Non-GAAP Measures” below for a reconciliation of Net Debt to debt, net, current and non-current, the most directly comparable GAAP financial measures. See also “Management’s Discussion and Analysis of Financial Condition and Results of
Operations—Reconciliation of Non-GAAP Financial Measures” for additional information about Net Debt.
(3)We define Data Center Contracted Portfolio as the total critical IT capacity, measured in GWs of IT capacity (GW-IT), of data center facilities and projects in our portfolio as of the end of the applicable period, consisting of capacity operating, under construction or contracted under long-term leases but not yet under construction, as of the end of the applicable period. Critical IT capacity reflects the power available to support data halls and network equipment and excludes ancillary loads such as cooling, lighting, and other non-IT building systems. Capacity included in Data Center Contracted Portfolio may include projects that have not yet commenced construction and should not be read as operating capacity. No data center capacity is currently in operation. Realization of the under construction and contracted capacity as revenue-generating assets is dependent upon, among other things, completion of construction, receipt of permits, successful interconnection, lease commencement, and tenant acceptance. This metric is presented on a total basis as of the end of each period and does not represent incremental capacity added during the period.
(4)We define Standalone Power Contracted Portfolio as the total power generation capacity, measured in GWs of alternating current, of solar photovoltaic and BESS projects contracted to customers, including, in each case, the nameplate operating capacity of such projects, other than our Data Center project companies or customers that are operating or under construction as of the end of the applicable period. Where solar and storage assets are co-located at the same project site, each technology is measured and reported separately. For example, a project comprising 0.7 GWac of solar and 0.7 GWac of storage is recorded as 1.4 GW of total capacity. This metric is presented on a total basis as of the end of each period and does not represent incremental capacity added during the period.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider and read the following risk factors, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”
and our consolidated financial statements and related notes thereto, before deciding to invest in our common stock. The risks described below are not the only ones we face. Our business, financial condition and/or results of operations could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. In such case, the trading price of our common stock could decline, and you may lose some or all of your investment.
RISKS RELATED TO OUR BUSINESS AND OPERATIONS
Our business strategy and growth prospects depend on continued and accelerating demand for data center capacity and AI infrastructure, which may not materialize at the levels or on the timelines we anticipate.
Our business strategy, growth prospects and the substantial capital investments we have made and expect to continue to make are predicated on the assumption that demand for data center capacity and AI infrastructure will continue to grow at or above historical levels. We have committed significant resources to developing a pipeline of gigawatt-scale data center campuses and co-located power generation assets, and we expect to continue to deploy substantial capital to expand our data center and power operations.
Our development pipeline, backlog, and projected capital expenditures all reflect an expectation of sustained, significant growth in AI-driven demand for compute infrastructure. If demand for data center capacity and AI infrastructure does not continue to grow at the pace we anticipate, or if such demand declines, plateaus, or grows more slowly than historical rates, we may be unable to lease our data center facilities at the rates, on the timelines or at the scale we currently project, which could materially and adversely affect our business, financial condition, results of operations and prospects.
Demand for compute is undergoing what we believe to be a generational reordering, as AI workloads layer on top of enterprise IT and cloud to drive capacity growth. Our projections assume continued
expansion of both AI training workloads, which involve the computationally intensive process of developing foundation models by iterating across massive datasets, and AI inference workloads, which involve the production deployment of trained models to serve end-user queries in real time. We also expect the emergence and proliferation of agentic AI, which we believe will consume 10 to 100 times more compute than a single chatbot query, to drive inference demand and the power and data center capacity required to serve it by orders of magnitude. Our assumptions further reflect our expectation that enterprise adoption of AI will deepen significantly over time, and that, based on publicly available research estimates derived from company disclosures and equity research as of May 2026, the five largest hyperscalers, are projected to spend approximately $768 billion in 2026 and will continue to invest at comparable or greater levels in AI-enabled digital infrastructure. These assumptions underpin, among other things, our pipeline development strategy, our capital allocation decisions, our financing arrangements and the long-term economics of our data center leases and power generation projects.
The estimates of data center demand and growth included in this prospectus may prove to be inaccurate.
Data center capacity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Some of these assumptions include, among other factors, (i) sustained artificial intelligence adoption and monetization at scale, (ii) continued growth in compute intensity, (iii) long term availability of power, (iv)
continued meaningful hyperscaler and enterprise capex commitments, (v) societal acceptance of data centers and (vi) no material inflection in compute efficiency that would substantially alter future data center capacity requirements.

However, there can be no assurance that demand for data center capacity and AI infrastructure will continue at historical levels, and a number of factors, many of which are beyond our control, could cause demand to grow more slowly than we anticipate, to plateau or to decline. These factors include, among others:
•advances in model efficiency, chip design, software optimization or other innovations that reduce AI infrastructure requirements, including improvements in data efficiency, retrieval-augmented generation, narrow AI architectures and algorithmic breakthroughs, any of which could significantly reduce the computing power and data center capacity required for AI workloads;
•the development of AI models that utilize significantly less computing power to operate, or the practical limits of AI technology plateauing regardless of available compute capacity, which could reduce the need for continued data center capacity expansion;
•a failure of enterprises to adopt AI at the pace or scale we anticipate, including the possibility that agentic AI does not become embedded across organizations and industry verticals as we expect, or that inference workloads do not grow to become the dominant share of AI compute consumption;
•a deceleration in hyperscaler capital expenditure on AI infrastructure, a shift in hyperscaler priorities toward self-build models, or decisions by hyperscalers to reduce, delay, or reprioritize their investments in data center capacity;
•an oversupply of data center capacity resulting from the significant amount of early-stage capacity that has been announced across the United States, which could exceed actual demand and depress lease rates and occupancy levels;
•changes in the federal, state and local regulatory environment affecting AI development and deployment, including concerns about the energy intensity of AI training and inference that may lead to regulations affecting the siting, permitting, or operation of data centers, or new laws that impose requirements or restrictions on our hyperscaler tenants and AI compute operators that reduce demand for AI compute infrastructure;
•a decline in broader digital economy activity, including reduced demand for mobile and web-based commerce, enterprise cloud computing, or traditional IT outsourcing, which could reduce our hyperscaler tenants' need for data center capacity independent of any slowdown in AI-specific demand;
•macroeconomic conditions, including inflation, interest rate volatility, trade policy uncertainty, tariffs, export controls and geopolitical instability, that could reduce overall investment in technology infrastructure or disrupt supply chains for critical data center and AI hardware components;
•growing public skepticism and resistance to AI, including concerns about AI’s impact on employment, privacy, safety, environmental and broader societal implications, that could reduce consumer and enterprise willingness to adopt AI technologies and therefore reduce demand for the data center infrastructure that supports them; and
•the rapid development of new technologies, workload architectures or industry standards that could render our facilities obsolete or unmarketable, including changes in required rack densities, cooling configurations, power delivery specifications or campus layouts that differ materially from the design choices we have made, which could require costly retrofitting or result in stranded assets.
Our business is particularly sensitive to these risks because we have designed our integrated business model to serve the next generation of AI-driven data centers, which require higher rack densities, innovative cooling techniques and campuses orders of magnitude larger than legacy sites. Because our facilities are purpose-built around specific power density, cooling and campus configuration assumptions, they may not be readily adaptable to alternative workloads or next-generation infrastructure requirements if market demand shifts away from our current design specifications. Our development pipeline reflects gigawatt-scale capacity commitments that are predicated on sustained demand for this type of infrastructure. If the market for large-scale, AI-ready data center capacity does not develop as we anticipate, we may be unable to convert our pipeline into operating facilities, lease our data center capacity on commercially acceptable terms, or generate the revenues necessary to justify the significant capital investments we have made and expect to continue to make. The variables underlying our estimates of market opportunity, including assumptions regarding the pace of enterprise AI adoption, the ratio of training to inference workloads, hyperscaler capital expenditure levels, power density requirements and the rate at which new market participants enter or exit the data center development industry, are subject to change over time as industry conditions evolve, and there is no guarantee that any particular number or percentage of addressable customers will lease our data center facilities or purchase power from our projects at all or generate any particular level of revenue for us. Even if the markets in which we operate achieve forecasted growth, our business could fail to grow at similar rates, if at all. Any material shortfall in demand relative to our expectations could have a material adverse effect on our business, financial condition, results of operations, liquidity and prospects.
Grid interconnection backlogs, rising costs and our substantial letter of credit requirements could delay or prevent the development of our projects, and we may be unable to secure adequate financing to fund our development activities.
The proliferation of data center and renewable energy projects across the United States has created significant backlogs in interconnection queues, leading to extended review timelines and uncertainty around the timing and availability of grid capacity. Grid operators or other regulators may impose conditions, require us to fund costly transmission or distribution system upgrades, network reinforcements or other costly solutions as a condition of interconnection, or they may delay or deny approvals for reasons beyond our control, including congestion on transmission systems, regulatory proceedings or changes in interconnection policies, the scope, timing and cost of which may not be known until late in the development process. For projects where interconnection is under negotiation, there can be no assurance that approvals will be secured on commercially acceptable terms, or at all. These upgrade costs may be substantial, may not be recoverable from tenants or through offtake arrangements and could render certain projects economically unviable. In addition, grid operators may require us to post financial security deposits or other collateral as a condition of reserving our position in interconnection queues, independent of any obligation to fund network upgrades themselves. Even where we are not required to fund transmission upgrades or network reinforcements directly, we remain dependent on third parties—
including utilities and grid operators—to complete such work on schedule. Delays in their performance could postpone our projects’ energization timelines and commercial operations for reasons entirely outside our control. In recent years, the time and costs required to secure and expand interconnection facilities and transmission systems have increased significantly, further complicating project planning and heightening the risk that certain projects may need to be reduced in scope or abandoned altogether during the development phase.
Our ability to secure and maintain grid interconnection rights, as well as to satisfy credit support requirements under PPAs, interconnection agreements, construction contracts, equipment purchase agreements and lease arrangements, depends on our capacity to post substantial letters of credit, surety bonds, guaranties, cash or other forms of credit support required by grid operators, utilities and counterparties. Letters of credit (“LC” or “LCs”) are a critical component of our development and financing strategy, and our LC requirements are significant in scale; the interconnection rights for the data centers for our PORTS Technology campus project alone will require over $4 billion in credit support which could be in the form of letters of credit that are not reflected on our balance sheet. Across our pipeline, aggregate LC exposure is a material component of our capital structure. If our credit facilities do not provide sufficient letter of credit, guaranties or surety bond capacity, or if we are unable to renew or replace existing letters of credit or surety bonds, we may have to utilize cash to make postings or otherwise be unable to satisfy credit support requirements necessary to advance or maintain our projects, which could delay or prevent interconnection, jeopardize project timelines, result in defaults under our commercial agreements or the termination of key project contracts or force us to abandon or reduce the scope of projects that are otherwise development-ready.

Our development activities require substantial capital investment, which will need to be funded through a combination of equity capital, corporate-level debt financing and cash flows from operations. There can be no assurance that we will be able to obtain financing on commercially acceptable terms, or at all, and adverse changes in macroeconomic conditions, interest rates, credit markets or investor risk appetite could limit our access to capital. Any failure to secure adequate financing or maintain sufficient letter of credit and surety bond capacity on a timely basis could result in construction delays, project deferrals, defaults under commercial agreements, or the abandonment of projects within our pipeline.
Interconnection delays and failures to maintain adequate credit support could also jeopardize our ability to meet guaranteed completion dates under our project-level financing agreements, PPA and tenant lease agreements. Because we are subject to completion and performance guarantees, certain of which are recourse to the parent company, any delay in securing or maintaining grid interconnection or in posting required credit support that prevents timely project delivery could trigger obligations to pay liquidated damages, provide additional credit support, or permit tenants to exercise buy-out options or termination rights. These consequences could have a direct and material impact on our consolidated financial condition and liquidity.
We may not successfully secure binding tenant leases or offtake arrangements for a substantial majority of our development pipeline, which could impair our ability to justify the significant capital investments required to advance our projects.
We have significant data center and power generation development pipelines, the substantial majority of which have not yet secured binding tenant leases or offtake arrangements or commenced construction.
Our ability to convert these pipelines into shovel-ready projects depends on numerous factors, many of which are beyond our control. Before construction can commence on a data center or power generation project, we must, among other things, secure adequate site control, easements, and other real property rights; obtain grid interconnection approvals from utilities, independent system operators and regional transmission organizations (which may require multi-year lead times), execute definitive lease agreements or long-term PPAs and other offtake arrangements with creditworthy counterparties on commercially acceptable terms; obtain all necessary environmental, zoning, land use and building permits, arrange adequate project-level and corporate financing and secure key construction contracts and equipment purchases (which may have significant lead-times or be subject to market-driven scarcity).
We are in negotiations for additional lease agreements, offtake agreements or long-term PPAs for a portion of our pipeline capacity, but there can be no assurance that definitive agreements will be executed, or, if executed, that they will be on terms favorable to us. Our ability to attract and retain creditworthy tenants and offtakers at acceptable rates and pricing will be critical to the financial viability of these projects. Moreover, prospective tenants may have significant bargaining power and may demand capital support, infrastructure rebates or operational guarantees as conditions of entering into leases, which could increase our costs, reduce our profitability or result in lease terms that are less favorable than we currently project. If we are unable to secure tenants or offtake arrangements for our projects, or if counterparties delay, reduce the scope of, or terminate their commitments, we may not generate the revenues necessary to justify the significant capital investments required to develop our pipeline.
Our pipeline and portfolio metrics, including backlog, represent estimated capacity based on management’s current expectations, which may change as projects progress through the development process. These metrics should not be viewed as a reliable indicator of future revenue, and there can be no assurance that projects in our pipeline will result in operating facilities or revenue. Any of the foregoing risks—individually or in combination—could result in significant delays, cost overruns, reduced project scope or project abandonment, any of which could erode our expected returns on invested equity, require additional capital investment beyond initial estimates, or render the economics of affected projects unviable. These risks could be compounded by changes in market conditions (including decreases in data center demand, lease rates, or wholesale electricity prices) or adverse regulatory developments. If a material portion of our pipeline is not converted into operating facilities, our growth, business, financial condition, results of operations and prospects could be materially and adversely affected. See also “—Our backlog and our backlog-associated capex are not necessarily indicative of our future revenue, profits or costs associated with the development and construction of our projects, and we may not fully realize the revenue estimated in our backlog or may exceed the costs estimated in our backlog-associated capex.”
Our projects are subject to complex and unpredictable permitting requirements that could delay or prevent development and adversely affect our data center and power generation businesses and operations.
Our power generation and data center projects are subject to federal, state and local permitting requirements, including environmental permits, zoning and land use approvals, building permits and fire and life safety approvals. The permitting process can be lengthy and unpredictable, and may be influenced by community opposition, environmental advocacy groups, changes in regulatory standards, or the listing of new threatened or endangered species in areas where we develop projects. Delays in obtaining or renewing necessary permits and approvals, denials of permit applications, or the imposition of moratoria or outright bans on project development could impair our ability to commence or complete construction on schedule, or at all, and the imposition of unanticipated conditions, mitigation measures or other requirements could increase project costs, delay timelines, or render projects economically unviable or force us to abandon affected projects entirely.
For risks related to community opposition, advocacy campaigns, moratoria and restrictive legislation, see
“—We may face community opposition, local moratoria, and hyper-local dissent, including growing public resistance to AI and AI-related infrastructure, that may adversely affect our data center and power generation businesses and operations.”
Our data center and power generation projects under construction are subject to significant completion risks, including cost overruns, delays and performance shortfalls, and we are subject to completion and performance guarantees.
Once construction has commenced, our projects remain subject to substantial execution risks. The construction of large-scale data center campuses and power generation projects is complex and capital-
intensive, requiring the coordinated execution of civil works, high-voltage electrical infrastructure, substation construction, power generation equipment, construction of cooling systems and other building systems, and data hall build-out. Our projects involve multiple phases with interdependent construction workstreams, and delays in any workstream, errors in sequencing, delayed component delivery, delayed governmental approvals such as construction permits or design misalignment could significantly impact deployment timelines, construction costs or overall project operability. Our project development and construction timelines are estimates based on current expectations and are subject to change based on a variety of factors, including permitting delays, interconnection timing, equipment delivery schedules, weather conditions, labor availability and construction progress. Projects at various stages of construction involve activities that may extend over multiple years. There can be no assurance that any project under construction will reach commercial operation on our anticipated schedule, at our anticipated cost, or at all.
Failure to complete projects on time or within budget could materially reduce our expected returns on invested equity and adversely affect our overall cost of and access to capital.
The availability of qualified contractors, skilled labor and specialized construction resources is subject to intense competition in the current market environment, and we may face difficulty in securing adequate construction resources at reasonable costs or on acceptable timelines. Construction cost overruns may arise from increases in the cost of labor, materials, or equipment, unforeseen site conditions, design changes or regulatory requirements imposed during the construction period. Such overruns would increase the total capital required to bring projects to commercial operation, reduce returns on invested equity, and could require additional financing that may not be available on acceptable terms or at all.
Procurement of critical long-lead equipment and materials—including high-voltage transformers, switchgear, other high-voltage equipment, generators, turbines, cooling systems, solar modules, battery modules, inverters and substation components needed for our power infrastructure—is essential to maintaining construction schedules, and global supply chain constraints or vendor delays could impair our ability to meet guaranteed completion dates. See also “ —We are dependent on third-party vendors and service providers including a limited number of suppliers for BESS components, gas turbines, transformers and other long-lead electrical equipment, to provide certain services, personnel and equipment to our projects.” In addition, our tenants are responsible for procuring the computing hardware necessary to occupy and utilize the data center capacity we deliver, including servers, accelerators and
GPUs, chips, high-bandwidth memory (HBM), networking switches, fiber optic cabling and advanced cooling components. Industry-wide constraints on manufacturing capacity and extended delivery lead times for these components may delay energization schedules, facility commissioning, or tenant readiness dates, or increase project costs. In particular, global supply constraints on high-bandwidth memory and advanced semiconductors, which are subject to concentrated manufacturing capacity and significant demand from hyperscale and AI-focused customers, may limit the ability of our tenants to procure and deploy compute hardware on anticipated timelines, which could in turn delay lease commencements, reduce near-term demand for data center capacity, or otherwise adversely affect our revenue and results of operations. Supply chain disruptions, tariffs, export controls, trade restrictions and geopolitical factors may further limit the availability or increase the cost of these items. We are subject to completion and performance guarantees under both our project-level financing arrangements, PPAs and our tenant lease agreements, certain of which are recourse to the parent company. Under these guarantees, we may be obligated to achieve specified construction milestones, deliver completed facilities by guaranteed dates, and ensure that completed projects meet defined performance specifications.
Supply chain delays that prevent timely delivery of critical components—whether procured by us or by our tenants—could directly impair our ability to meet these guaranteed milestones or performance thresholds, potentially requiring us to pay liquidated damages, provide additional credit support, repurchase or refinance the relevant project, or permit tenants to exercise buy-out options or lease termination rights.
Our strategy of co-locating power generation assets with our planned data center campuses adds additional layers of execution complexity, as the development of these power assets is subject to its own permitting, interconnection and construction risks, and delays associated with those power generation assets could negatively and materially affect our data center business.
Our operating data center and power generation facilities are subject to operational risks, including equipment failures, resource variability and tenant service level requirements, any of which could result in reduced revenues and financial penalties.
Once our data center and power generation projects achieve commercial operation, they remain subject to significant ongoing operational risks. Our data center lease agreements typically contain service level agreements (“SLAs”) that require us to maintain specified levels of facility uptime, power availability, cooling performance, and other operational metrics. Failure to meet these SLA thresholds can result in significant financial consequences, including rent abatements or credits that could, in certain circumstances, result in the loss of an entire month’s rent or more for a single SLA breach. Repeated or prolonged SLA failures could also give tenants the right to terminate their leases, reduce committed capacity, or pursue other contractual remedies. Maintaining compliance with SLA requirements demands continuous investment in facility maintenance, redundancy systems and skilled operational personnel, and there can be no assurance that we will be able to meet all SLA commitments at all times across our portfolio.
Our power generation facilities are subject to resource risks inherent to energy generation from various technologies. The generation of electricity from solar energy sources depends on suitable meteorological conditions, and actual generation may be lower than expected due to weather variability, cloud cover, seasonal fluctuations, equipment degradation or other factors. Components of our systems could be damaged by severe weather events, including hurricanes, hailstorms and extreme temperatures. Further, our equipment, especially our solar panels, degrade over time, which could impact our output levels and could increase maintenance costs or require replacement and spare parts, which may be difficult or costly to acquire or may be unavailable. If actual generation falls below the levels projected in our financial models or committed under our offtake arrangements, the revenue generated by our power generation portfolio may be materially lower than anticipated, which could impair our ability to service project-level debt, meet equity return targets and fund ongoing operations. Operational underperformance at our power generation facilities could also trigger default provisions or performance-related adjustments under our PPAs or financing arrangements.
Additionally, our operating facilities require ongoing access to reliable and sufficient grid capacity. Any curtailment, congestion or interruption in grid access could reduce our ability to deliver power, capacity and renewable attributes to offtakers or maintain data center operations, resulting in lost revenue, contractual penalties or increased operating costs. Our facilities are also subject to evolving regulatory requirements, and changes in environmental, safety, or operational regulations could require us to incur additional compliance costs or modify our operations in ways that adversely affect profitability.
We have a limited operating history in data center infrastructure, with no data centers currently in operation, and we face significant challenges in attracting and retaining key personnel, securing qualified construction labor and contractors and managing the risks inherent in a new and rapidly evolving business, any of which could make it difficult to evaluate our prospects and materially adversely affect our business, financial condition and results of operations.
Our expansion into data center infrastructure represents a new and evolving business. We have a limited operating history providing infrastructure solutions to tenants and AI compute operators, and our data center strategy is at an early stage of development. As of the date of this prospectus, none of our data center projects that are leased are in operation. Our limited operating history in this sector makes it difficult to evaluate our current business and future prospects and increases the risk of your investment, and there is no assurance that we will be successful in developing, constructing or operating the data centers in our pipeline or in continuing to grow our pipeline. Our success depends in large part on the continued service and performance of our senior management team and other key employees with expertise across renewable energy development, data center and AI infrastructure operations, project finance, development, interconnection, design, commercialization, construction and engineering. As we continue to diversify our operations beyond power generation into data center development, we require personnel with specialized knowledge spanning multiple complex and technical disciplines, including electrical and mechanical engineering for high-density computing environments, critical infrastructure design and large-scale power systems integration. The breadth of expertise required to execute our strategy across these diverse but interconnected business lines significantly increases the difficulty of assembling and maintaining a workforce with the requisite skills and experience. Moreover, the convergence of the energy and technology sectors has intensified demand for professionals who possess cross-functional capabilities at the intersection of power infrastructure and digital infrastructure, further constraining the available talent pool. Competition for qualified and skilled personnel in the renewable energy and data center and AI infrastructure industries is significant, and we may not be able to attract, train, retain or motivate the key employees necessary to support our growth. Significant amounts of time and resources are required to train technical, operational and other personnel, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them.
As of the date of this prospectus, our organization comprised approximately 300 professionals spanning development, financing, construction management, operations and asset management, and we will need to significantly expand our workforce as we scale our data center and power infrastructure portfolio.
Additionally, we have encountered, and will continue to encounter, risks and difficulties frequently experienced by companies with new and rapidly evolving business models, including challenges in accurately forecasting revenue and capital requirements, establishing relationships with new customer types, attracting and retaining qualified personnel across all functions and scaling operations efficiently.
The construction of our data center and power generation facilities also exposes us to risks related to the availability of skilled labor and qualified contractors, labor disputes and work stoppages and increased labor costs as a result of inflation and intense competition for construction resources. There is significant competition for qualified data center contractors with experience constructing facilities at the power densities and scale required by modern AI and high-performance computing (“HPC”) workloads, and the pool of contractors capable of executing such work is limited. If we are unable to attract and retain the talent required to operate and grow our business, successfully secure adequate construction labor and contractor capacity, or otherwise successfully execute our data center infrastructure strategy, or if the market for such infrastructure does not develop as we anticipate, our business, financial condition and results of operations could be materially adversely affected.
Our backlog and our backlog-associated capex are not necessarily indicative of our future revenue, profits or costs associated with the development and construction of our projects, and we may not fully realize the revenue estimated in our backlog or may exceed the costs estimated in our backlog-associated capex.
Our backlog reflects revenue attributable to our customers’ committed expenditures that we have not yet recognized as revenue, including revenue that has been billed but deferred and revenue that has been contracted but not yet billed. Some of the programs comprising our backlog, including funded backlog, are scheduled many years in the future, and the economic viability of contractual counterparties is not guaranteed over time. We may not realize the revenue we currently expect from our backlog, or, if realized, such revenue may not result in expected profits. For example, if a project or contract reflected in our backlog is abandoned, terminated, reduced in scope, delayed, suspended or disrupted, our backlog may be reduced, and we may experience a delay in the realization of our estimated revenue or may incur unrecoverable costs, which could materially reduce the revenue and profits we realize in any particular period. Further, realization of any revenue included in our backlog is subject to receipt of required regulatory approvals, completion of interconnection and permitting processes, availability of financing, procurement of long-lead equipment, completion of construction and commissioning and other customary construction and commissioning conditions, among other factors.
In addition, our customers have the right under some circumstances to terminate or modify contracts or defer the timing of our services and their payments to us, including if we do not effectively perform our obligations under our contracts, as described elsewhere in these risk factors. Although our data center leases generally have limited termination rights and do not permit termination for convenience, tenants may terminate a lease upon specified events, which may include a prolonged service interruption affecting critical services, the seizure or condemnation of all or a material portion of the project site under eminent domain, a casualty event rendering a material portion of the project site unfit for normal use for a prolonged period of time, or a breach of applicable sanctions regimes. In addition, certain of our leases include buy-out options that may become exercisable if ready-for-service conditions are not satisfied within specified periods after target dates (in all cases, greater than a year), under which the tenant may purchase the affected facility at a contractually specified price. Our leases also permit tenants to request design modifications and scope changes through change orders, which may extend project timelines and delay rent commencement. We may generally terminate a lease upon a tenant default, including nonpayment, insolvency or uncured material breach. In addition, our leases provide for delay liquidated damages (or, in some cases, rent abatement) for delay beyond contractual guaranteed delivery dates, in some cases subject to caps, as well as service level credits for prolonged service interruptions. Certain of our leases also include transfer restrictions that may limit sales of the landlord entity or project assets to prohibited entities. The exercise of any termination, buy-out, modification or other contractual remedy described above would reduce the revenue estimated in our backlog and could trigger defaults or other remedies under our project-level financing arrangements. Our backlog is not a guarantee of future revenue. In addition, because we only have a small number of leases that are contracted or under negotiation, any termination or modification of such lease would have a materially negative impact on our financial condition and results of operations. Our PPAs also typically provide for customer termination rights and/or liquidated damages for events of default by us, including but not limited to, failure to reach commercial operation by milestone dates, failure to meet a threshold level of power generation, insolvency event and change of control,
Further, we could fail to complete projects as contracted for reasons outside of our control, including scarcity of key inputs, such as natural gas or other natural resources, environmental hazards and remediation, unanticipated costs associated with construction, commissioning, testing, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Any of the foregoing could result in us not realizing all revenues included in our backlog, and any such amounts could be material. The failure to realize some portion of our backlog could adversely affect our financial performance. In addition, a delay in the receipt of revenues, even if such revenues are eventually received, may cause our results of operations for a particular quarter to fall below our expectations. We also expect to incur significant capital expenditures in connection with our projects, which is not reflected in our calculation of backlog.
A substantial majority of our DC segment backlog is derived from the PORTS Technology Campus. The conversion of our backlog, including the backlog associated with the PORTS Technology Campus, into recognized revenue remains subject to the successful development, financing, construction, commissioning, and delivery of each project included in the campus on the timelines currently anticipated.
The projects are in development and are subject to significant execution risks as described elsewhere in these risk factors, including the risks associated with the scale and complexity of the project, regulatory approvals, and procurement of long-lead equipment.
Although we believe that our backlog provides visibility as to our future operating performance, our backlog is based on a number of assumptions and estimates. Those assumptions include, among others, the construction of each of the relevant projects (including obtaining any required regulatory approvals), estimated revenues determined according to the formula in the applicable PPA or other contracted offtake arrangement for the power and, if applicable, RECs, timely construction and commissioning of each applicable facility in accordance with the milestones provided for in the applicable PPA or other contracted offtake arrangement and management’s best estimates of any applicable locational curtailment, degradation of solar panels, degradation of battery storage systems or variability in weather conditions, as validated by third-party technical advisor reports prepared in connection with any applicable financing for such projects. These assumptions do not give effect to any potential adjustment or payment relating to deficient production or otherwise. Any of these assumptions could be wrong, and the amount of revenue generated under our agreements, if any, could be materially different than the amounts included in our backlog.
Our backlog-associated capex attributable to our DC segment reflects the aggregate remaining capital expenditures we expect to incur to develop and construct our data centers under contract based on management’s project budgets, internal or as prepared in connection with any applicable financing for such projects. Our backlog-associated capex attributable to our Standalone Power segment reflects the aggregate remaining capital expenditures we expect to incur to develop and construct our Standalone
Power generation assets based on management’s project budgets, internal or as prepared in connection with any applicable financing for such projects. These expenditures include construction and infrastructure costs, including fiber, water and power infrastructure, as well as third-party consultant fees, land use and entitlement costs, governmental permits and fees, insurance premiums, financing costs, capitalized interest, taxes and contingencies. For backlog-associated capex in our Data Centers and
Standalone Power segments for which we have not yet entered into construction agreements, such expenditures are estimated by management as supplemented by Request for Proposal (RFP) processes with subcontractors where available. Backlog-associated capex does not reflect operating expenses, maintenance costs, non-capitalized interest expense, taxes, overhead, depreciation, cost overruns, timing delays, customer defaults or other costs, risks or events that may affect the profitability or economic return of the projects underlying our backlog. Our estimates of backlog-associated capex are based on management’s current project-level budgets, expected construction schedules and assumptions regarding project scope, design specifications, procurement, labor and construction costs. These estimates incorporate management’s assumptions regarding cost escalation, including anticipated inflation in materials, equipment, labor and other construction inputs over the expected development and construction period, as well as contingencies for scope refinements, schedule changes and other reasonably foreseeable cost increases. With respect to procurement, the estimates reflect executed purchase orders, vendor bids, framework arrangements and other available pricing information where available; for equipment, materials or services that have not yet been contracted, the estimates assume pricing, availability, lead times and commercial terms that management believes are reasonable based on current market conditions, existing supplier relationships and recent procurement experience. Each of these estimates and assumptions may be significantly lower than actual costs and expenditures we incur during the duration of our agreements due to changes in project costs, inflation, supply chain constraints, financing conditions, among other reasons outside of our control.
Our backlog and backlog-associated capex is subject to large variations from quarter to quarter, and comparisons of backlog and backlog-associated capex from period to period are not necessarily indicative of future revenues or expenditures, respectively. As such, these metrics should not be viewed as reliable indicators of our future revenue or expenditures. See also “—Our data center and power generation development pipelines are subject to significant completion risks, including cost overruns, delays and performance shortfalls, and we are subject to completion and performance guarantees.”
In addition, our backlog and backlog-associated capex may be subject to meaningful customer and supplier concentration risk, respectively. See “—We depend on a limited number of customers, which subjects us to customer concentration risk” and “—We are dependent on third-party vendors and service providers, including a limited number of suppliers for BESS components, transformers and other long-
lead electrical equipment, to provide certain services, personnel and equipment to our projects.”
We are substantially dependent on OpenAI as a tenant and strategic partner, and any adverse change in its financial condition or willingness to perform its contractual obligations could materially and adversely affect our business.
OpenAI is one of only two tenants under our signed data center leases, a significant equity investor in our business, and a strategic partner whose contractual rights extend across our data center development pipeline. This concentration means that our near-term revenues, project-level financing arrangements, and development plans are significantly linked to OpenAI's continued performance under our lease and related agreements. If OpenAI were to experience a material deterioration in its financial condition, seek to renegotiate or terminate its lease obligations, or exercise contractual rights to reduce its lease scope, the resulting loss of data center revenue could have a material adverse effect on our business, financial condition and results of operations. In addition, our lease agreements contain indemnification, liability, and service level provisions that could impose significant costs on us in the event of certain breaches or third-
party claims. The creditworthiness of our primary tenant also directly affects our ability to obtain favorable project-level financing, and any disruption in our relationship with OpenAI could impair our financing arrangements, limit our development flexibility, and materially and adversely affect our liquidity and the value of our common stock.
The construction, operation and maintenance of our data center and energy infrastructure projects are subject to significant safety risks, and safety incidents could result in injuries, operational interruptions, regulatory liability, personal injury claims, litigation and reputational harm.
Our project sites, including our data center campuses, solar power generation facilities, battery energy storage systems and related transmission and interconnection infrastructure, involve inherently dangerous activities and conditions. Construction, operation and maintenance activities at these sites may expose our employees, contractors, subcontractors and other third parties to significant safety risks, including risks associated with high-voltage electrical systems, heavy equipment, cranes and lifting operations, excavation and trenching, work at heights, work in confined spaces, energized equipment, battery systems, fires, explosions, extreme weather, hazardous materials, vehicle and equipment movement and other construction and industrial hazards. These risks are heightened by the scale and complexity of our development program, the number of projects we expect to have under construction at any given time, the involvement of multiple contractors and subcontractors at the same site, and the need to coordinate construction activities with utility interconnection, energization, commissioning and operational activities.
Safety incidents could result in serious injury or loss of life, damage to or destruction of property, environmental releases, fires, explosions, equipment failures, work stoppages, project shutdowns, delays in achieving construction milestones or commercial operation, increased insurance costs, claims by employees, contractors, tenants, landowners or other third parties, and investigations, citations, fines or other enforcement actions by OSHA or other federal, state or local regulators. Even if a safety incident is caused by a contractor, subcontractor, supplier or other third party, we may be subject to liability, reputational harm, increased oversight or project delays, and our contractual indemnities, insurance coverage or other risk transfer arrangements may not fully protect us from resulting losses. In addition, safety incidents may cause regulators, utilities, local governments, communities, tenants or financing parties to impose additional requirements, suspend work, delay approvals or require remediation measures, any of which could increase costs or delay our projects. Any significant safety incident, or a pattern of safety incidents, could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.
We are dependent on third-party vendors and service providers including a limited number of suppliers for BESS components, gas turbines, transformers and other long-lead electrical equipment, to provide certain services, personnel and equipment to our projects.
We rely on third-party vendors and service providers to provide certain services, personnel, supplies, products and equipment to our projects. We have entered into agreements with these third parties in connection with such services, personnel, supplies, products and equipment. However, the ability of our third-party vendors and service providers to perform successfully under their agreements is dependent on a number of factors, including their ability to:
•maintain their own financial condition, including adequate working capital, and their ability to pay debt service and other liabilities;
•accurately estimate certain costs;
•meet quality or performance standards for third-party equipment;
•timely procure equipment and supplies and navigate regulatory requirements for such equipment and supplies;
•execute requisite work and services efficiently; and
•attract, develop and retain skilled personnel.
Specifically, our business is highly dependent upon a small number of suppliers for the provision of BESS components, transformers and other long-lead electrical equipment and turbines. For the three months ended March 31, 2026, our largest advance to a supplier was approximately $34.1 million. For the year ended December 31, 2025, our largest advance to a supplier was approximately $17 million. If this supplier or any other third-party vendor or service provider is unable or unwilling to perform according to the terms of its respective agreement for any reason or terminates its agreement, we may need to engage a substitute vendor or service provider or obtain replacement products or services in the marketplace.
There can be no assurance that the marketplace can provide these products and services as, when and where required, or on terms comparable to our existing arrangements. If we are unable to enter into replacement agreements on favorable terms or at all, we may be exposed to market price volatility and the risk that equipment or services may not be available during certain periods at any price. We may also be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers. Any of the foregoing could result in significant project delays, increased costs and reduced profit, any of which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, financing requirements, liquidity, prospects and the price of our common stock.
Our data center infrastructure is new, purpose-built for AI training, and has not yet been deployed at the scale we require.
While new data centers have been built and operated by others, few have deployed data center infrastructure at our anticipated scale or with our specific design requirements for AI training workloads.
We are building and operating these facilities faster than is typical in the industry, and we are making architectural and engineering decisions that reflect this pace and the novelty of our workloads. As a result, we face meaningful construction and operational risks, including the possibility that our facilities do not perform as expected, that we encounter unforeseen issues with power delivery, cooling, networking or other critical systems, or that components of our infrastructure need to be significantly modified or redesigned as we gain real-world operating experience. In addition, while our initial data center designs are optimized for AI training workloads, which require tightly coupled clusters of accelerators operating in synchrony at high power densities, our business strategy contemplates serving the full spectrum of AI compute demand, including inference and agentic AI workloads that have different latency, geographic distribution, hardware refresh and cooling requirements. Inference workloads, which may become an increasingly dominant share of AI compute consumption as agentic AI scales, may require different facility configurations, power density profiles, or cooling architectures than those we have initially deployed. If the mix of customer workloads shifts toward inference more rapidly than we anticipate, or if the technical requirements of inference and agentic AI diverge materially from our current design specifications, we may need to retrofit, reconfigure, or redesign portions of our facilities, which could result in increased capital expenditures, construction delays, or periods during which capacity is underutilized. Any such issues could result in increased costs, delays in our product development, or periods of degraded performance.
In addition, our data center leases, operating agreements and project-level financing arrangements subject us to completion and performance guarantees, service level commitments and construction delivery milestones, and our failure to meet these requirements could result in material liquidated damages, rent abatements, lease termination rights, buy-out options or the obligation to repay amounts advanced to us by our tenants, any of which could materially and adversely affect our business, financial condition, liquidity and results of operations.
We have a history of net losses, and we may not achieve or maintain profitability in the future.
We have incurred significant net losses since our inception, and we may continue to incur net losses in the future. For the three months ended March 31, 2026, we incurred a net loss attributable to SE Global
Holdings, Inc. of approximately $158.4 million (including approximately $122.1 million of stock-based compensation expense). For the year ended December 31, 2025, we incurred a net loss attributable to
SE Global Holdings, Inc. of approximately $738.0 million (including approximately $674.1 million of stock-
based compensation expense). We have made substantial investments in the development and construction of our power generation projects and are making substantial investments in our data center strategy, including the initial development of large-scale gas-fired power generation facilities to supply our data centers.
Further, as of the date of this prospectus, we have not generated any revenue from our data center business, and we will not do so  unless and until our data centers are operational and lease payments commence. Our data center leases, operating agreements and project-level financing arrangements subject us to completion guarantees, construction delivery milestones and performance requirements that impose significant financial consequences in the event of delay or non-performance. If we fail to meet specified construction milestones, delivery deadlines or operating standards, our tenants may be entitled to liquidated damages, rent abatements or credits (which could, in certain circumstances, result in the loss of an entire month’s rent or more for a single breach), buy-out options permitting the tenant or its designee to acquire affected project assets at prices that may be materially below our invested capital, lease termination rights and the obligation to repay any and all amounts advanced to us in the form of prepayments or reimbursements, which amounts would be significant. Any such termination and required repayments may lead to our insolvency. In addition, a lease termination or failure to satisfy lease milestones may trigger defaults, mandatory prepayments, cash collateral requirements, reserve funding obligations, foreclosure rights, or other remedies under our project-level debt facilities and related financing arrangements, creating cascading financial consequences that extend beyond the affected project. Because certain of our completion and performance guarantees are recourse to the parent company, construction delays or performance shortfalls at individual projects could have a direct and material impact on our consolidated financial condition, liquidity and results of operations.

We have limited experience developing and operating gas-fired power generation facilities, and any expansion into gas-fired generation at significant scale would involve substantial execution, operational and commodity risks.
As of the date of this prospectus, our operating power generation portfolio has consisted entirely of solar power and BESS assets, and we do not currently own or operate any gas-fired generation facilities. We are currently developing, and may in the future construct and operate, gas-fired generation facilities at significant scale. We have limited institutional experience with gas-fired power plants, and the development, construction and operation of large-scale gas-fired generation involves risks and complexities that differ materially from those associated with solar power and BESS projects, including fuel procurement, transportation, storage, emissions compliance and commodity price risks to which we have not historically been exposed. We may seek to manage these risks through contractual arrangements and other risk management strategies; however, such arrangements may not fully mitigate the effects of market volatility or changing market conditions. In addition, industrial scale gas-fired turbines are in high demand in the United States and globally, and demand appears to have significantly outstripped available supply, resulting in reports of lead-times of up to seven years. We could experience significant delays and increased costs in obtaining any necessary gas-fired turbines, which could adversely affect our ability to meet milestone deadlines. Any gas-fired generation facilities we develop would also require air quality permits under the Clean Air Act and analogous state laws, and changes in federal or state emissions standards, environmental policy priorities or public sentiment (including public opposition or legal challenges to the permitting process) could result in more restrictive permitting requirements, longer review timelines, increased compliance costs or denial of permits.
There can be no assurance that we will be able to successfully execute on the development, construction and operation of gas-fired generation facilities on the timelines, at the costs, or at the performance levels we currently anticipate, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.
We operate in a highly competitive, rapidly evolving industry and if we are unable to respond to our competitors effectively, it could have a material adverse effect on our business, results of operations and financial condition.
We compete across multiple dimensions of the data center and power infrastructure value chain and competition is intensifying as the AI infrastructure build-out accelerates. Our ability to win and retain hyperscaler tenants, secure development sites, obtain long-lead equipment and deliver projects on schedule depends in part on our competitive positioning. If we fail to compete effectively, our business, results of operations and financial condition could be materially and adversely affected.
Our data center business depends on securing long-term lease commitments from a limited number of hyperscale customers, many of which have the financial resources and technical capability to develop and operate their own data center campuses. If hyperscalers shift more toward self-build models or reduce their reliance on third-party developers, demand for our leased capacity could decline. Prominent third-party data center providers, as well as private operators and new entrants, also compete for these commitments and may offer more favorable pricing, faster delivery, increasingly favorable grid interconnection positions or established operating track records that we cannot match at this stage.
In our power generation business, we compete with established independent power producers and vertically integrated utilities, many of which have longer operating histories, larger portfolios and lower costs of capital. As we expand into gas-fired power generation to supply our data centers, we will face additional competition for natural gas supply, pipeline capacity, gas turbine procurement and skilled personnel from developers with established experience in thermal generation. We also compete with developers pursuing alternative on-site generation strategies, including nuclear, fuel cell and long-duration storage solutions.
The AI infrastructure build-out has created acute supply chain bottlenecks, with delivery windows for high-
voltage transformers, switchgear, gas turbines and other key equipment now extending multiple years.

Competitors with larger procurement volumes, longer-standing vendor relationships or the ability to offer more favorable commercial terms may secure equipment and labor ahead of us, which could delay our projects and increase our costs.
Our power generation business has historically benefited from investment tax credits (“ITCs”) and other federal tax incentives. Following the expiration or phase-down of these incentives, competitors with lower operating costs, access to alternative financing structures or more advanced generation technologies may be better positioned to compete without the benefit of tax subsidies, which could erode our competitive position in securing new offtake agreements and increase our cost of power relative to competing sources of supply.
If we are unable to compete effectively across these dimensions, we may be unable to execute the leases in our pipeline, convert our backlog into revenue-generating assets or expand our business, which could materially and adversely affect our business, prospects, financial condition and results of operations.
For details on our current competitive landscape, see “Business—Competition.”
We depend on a limited number of customers, which subjects us to customer concentration risk, and we depend on their creditworthiness, the lack of which may impair our ability to close project financings.
We operate a portfolio of utility-scale solar and battery energy storage generation capacity across projects in Texas and California, with additional capacity under construction. Our SP segment generates revenues primarily from the wholesale sale of electricity and renewable energy certificates under long-term PPAs, energy hedges, and, to a lesser extent, merchant market sales. A material portion of our revenues is derived from a limited number of customers, including municipal corporations, power authorities, energy service companies, community choice aggregators and large commercial customers, under long-term
PPAs. For the three months ended March 31, 2026, four customers each represented more than 10% of our total revenue (excluding swap settlements), with our largest single customer accounting for approximately 25% of revenue and our four largest customers together accounting for approximately 70%
of revenue.  For the year ended December 31, 2025, four customers each represented more than 10% of our total revenue (excluding swap settlements), with our largest single customer accounting for approximately 29% of revenue. Our largest customers represent a substantial portion of our total revenues, and the loss of any one of these customers could materially adversely affect our business, financial condition and results of operations.
In our data center business, our signed data center lease capacity is concentrated among our two anchor tenants, OpenAI and SoftBank, totaling approximately 0.8 GW-IT under signed leases as of the date of this prospectus. In addition, we have one tenant for up to 8.0 GW-IT capacity. This concentration is expected to increase as our data centers business begins generating revenue. Because our data center segment is initially dependent on this limited counterparty base, the loss of either tenant due to insolvency, exercise of contractual rights, force majeure, breach, early termination, a reduction in lease scope or a failure to renew on commercially acceptable terms could eliminate the data center revenue associated with the affected project and materially and adversely affect our business, results of operations and financial condition. We may be unable to replace any lost revenue on comparable terms or within a reasonable time. See also “—We are substantially dependent on OpenAI as a tenant and strategic partner, and any adverse change in its financial condition or willingness to perform its contractual obligations could materially and adversely affect our business” and “—Risks Related to Our Corporate
Structure and Ownership— A significant portion of our near-term data center revenue is expected to be derived from a lease with a SoftBank affiliate, and our business could be materially adversely affected if such affiliate fails to perform its obligations or if the lease is terminated.”
Our tenants provide guarantees and other credit support for their lease obligations; however, not all of our tenant guarantors carry investment-grade credit ratings, and where such guarantees or backstop arrangements are provided, they are typically only effective following the rent commencement date of such lease and are subject to certain limitations, such as event of default triggers or caps on liability.

Tenants whose guarantors lack investment-grade credit ratings may present heightened credit risk, particularly in the event of an economic downturn or disruption in the AI industry. If the leases do not commence as of their targeted rent commencement dates, the guarantee under such lease will not become effective until the completion of the data center, and there are scenarios in which our leases could be terminated without triggering a tenant guarantee, including in the event a tenant purports to terminate without having the ability to do so.
In addition, certain of our data center leases include a buy-out option that may become exercisable if applicable ready-for-service conditions are not satisfied within specified periods after target ready-for-
service dates. If such a buy-out option were exercised, the tenant or its designee could acquire the affected project assets for a contractually specified price that may be based on fair market value subject to adjustments, with a floor tied to the payoff of applicable construction financing. In a severe delay scenario, the purchase price could be materially below the value we otherwise expect to realize from long-term ownership and operation of those assets, and we would lose all future lease revenue from the affected project after having already incurred substantial development, procurement, construction and financing costs. Even if the buy-out option is not exercised, the existence of such a remedy could affect how lenders underwrite the affected project, require additional reserves or equity support, limit refinancing alternatives or increase the cost of capital.
The creditworthiness of our tenants directly affects our entire project financing strategy. Lenders may require additional credit support or impose less favorable terms for projects where the tenant has a weaker credit profile or does not provide an investment-grade parent guarantee. A lease termination or failure to satisfy lease milestones may also trigger defaults, mandatory prepayments, cash collateral requirements, reserve funding obligations, foreclosure rights or other remedies under the applicable project-level debt facilities and related financing arrangements. Because we finance primarily through project-level structures matched to milestone risk, the credit quality of the underlying tenant is a critical factor in lender underwriting, and any deterioration in a tenant’s financial condition could impair our ability to close project financings on acceptable terms or at all, thereby constraining our growth and ability to convert pipeline into operating assets.
Furthermore, because our tenant base is concentrated in similar industries and markets, any macroeconomic or microeconomic changes that adversely impact any one of our tenants may also adversely impact one or more (or potentially all) of our other tenants, thereby exacerbating the resulting adverse impact on our business, financial condition, results of operations and cash flows.
We face significant risks related to securing and maintaining access to sufficient electrical power and grid interconnection for our operations.
Our business depends on being able to secure sufficient power, including for our data center facilities, in a cost effective manner. Our inability to secure sufficient power or any power outages, shortages, supply chain issues, capacity constraints or significant increases in the cost of securing power could have an adverse effect on our business. We rely in part on third parties, third-party infrastructure, governments, and suppliers to provide power to develop, construct and, once operational maintain our data center facilities and meet the needs of our current and future customers.
Transmission constraints and outages, including line maintenance outages, can cause transmission congestion that negatively impacts energy prices at our facilities. Our operations depend on transmission and distribution facilities owned and operated by RTOs, ISOs and other unaffiliated parties. If transmission service is unavailable or disrupted, or if the transmission capacity infrastructure is inadequate, our ability to sell and deliver power may be materially affected. Transmission congestion, grid reliability measures or system constraints may result in curtailment of our generation output, which would reduce revenues, cause us to fail to meet performance guarantees under PPAs, and impair project economics. For our data center leases, such disruptions could cause us to fail to meet these SLA thresholds, which could result in significant financial consequences, including rent abatements or credits that could, in certain circumstances, result in the loss of an entire month's rent or more for a single SLA breach. Repeated or prolonged SLA failures could also give tenants the right to terminate their leases, reduce committed capacity or pursue other contractual remedies.
Limitations on generation and transmission may limit our ability to obtain sufficient power capacity for potential expansion sites in new or existing markets, including due to utility companies curtailing access to power for a variety of reasons. Utility companies and other third-party power providers may impose onerous operating conditions to any approval or provision of power or we may experience significant delays, unfavorable contractual terms, and substantial increased costs to provide the level of electrical service required by our current or future data center designs. Our ability to find reliable partners and appropriate sites for expansion may also be limited by access to power, especially as we design our data centers to the specifications of hyperscaler tenants operating data centers for high-performance computing (“HPC”) technology, which is power-intensive.
The proliferation of power generation projects and large-load data center developments has resulted in a large volume of interconnection requests submitted to grid operators, resulting in significant delays to the approval process and estimated completion dates for both our power generation and data center projects.
In recent years, the time and costs required to secure and expand interconnection facilities and transmission systems have increased, complicating project planning and creating additional contractual and financial risk for projects under construction. We may face difficulties in expanding our interconnection facilities and access to transmission systems in a timely manner and at a reasonable cost as well as curtailment resulting from transmission facility downtime. Delays or failures in securing interconnection approvals (whether for generator interconnection or load interconnection), completing grid upgrades, satisfying regulatory or utility requirements, or finalizing definitive power arrangements could limit our ability to develop sites as planned, increase costs, or result in projects being delayed, scaled back or abandoned.
We may also face electricity market risks relating to changes in laws, regulations and requirements of market operators, network operators and regulatory bodies, including with respect to interconnection of facilities of large electrical loads to regional grids, grid stability requirements, and curtailment obligations.
New regulatory processes that evaluate multiple large load interconnection requests together on a portfolio basis for transmission planning purposes could increase costs, delay project timelines, or impose additional operational constraints on our facilities. In particular, ERCOT has implemented a batch study process for large load interconnection requests, under which interconnection applications are grouped and evaluated collectively in periodic study cycles rather than on a first-come, first-served basis. This process introduces uncertainty into the timing and outcome of our interconnection requests in Texas, as the approval of any individual application may depend on the aggregate load requested across all applications in the same batch, the results of system-wide reliability and deliverability studies, and the scope and cost of network upgrades identified during the study process. ERCOT’s batch study approach may result in our applications being delayed until a subsequent study cycle, require us to fund significant network upgrades as a condition of approval, or result in the denial or modification of our requested load levels if the aggregate demand in a given batch exceeds available transmission capacity. Because a significant portion of our data center development pipeline is located in the ERCOT market, delays or adverse outcomes in the ERCOT batch study process could materially affect our ability to energize facilities on our anticipated timelines and could impair our competitive positioning relative to developers that secured interconnection approvals before the implementation of the batch process or that hold more favorable queue positions.
We will depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to the tenants in our data center facilities, and any delays or disruptions in service could have a material adverse effect on us.
Our data center business will rely on third-party service providers. In particular, we expect to depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to the tenants in our future data center facilities, and we have no control over the reliability of the services provided by these suppliers. Our tenants may in the future experience difficulties due to service failures unrelated to our systems and services. Any Internet, telecommunication or fiber optic network failures may result in significant loss of connectivity to our data center facilities once operational, which could reduce the confidence of our tenants and could consequently impair our ability to retain existing tenants or attract new tenants and could have a material adverse effect on us.
Similarly, we depend upon the presence of Internet, telecommunications and fiber optic networks serving the locations of our data center projects in order to attract and retain tenants. The construction required to connect multiple carrier facilities to our data center projects is complex, requiring a sophisticated redundant fiber network, and involves matters outside of our control, including regulatory requirements and the availability of construction resources. Each new data center facility that we develop requires significant amounts of capital for the construction and operation of a sophisticated redundant fiber network. We believe that the availability of carrier capacity affects our business and future growth. We cannot assure you that any carrier will elect to offer its services within our data center facilities once operational or that once a carrier has decided to provide connectivity to our data center facilities that it will continue to do so for any period of time. Furthermore, some carriers are experiencing business difficulties or have announced consolidations or mergers. As a result, some carriers may be forced to downsize or terminate connectivity within our data center facilities, which could adversely affect our tenants and could have a material adverse effect on us.
Our lease agreements contain provisions that could allow tenants to terminate upon specific events and, in some cases, require us to pay significant liquidated damages.
Our data center leases contain, and we anticipate that any future lease agreements that we may enter into will contain, milestones and conditions precedent that, if not timely satisfied, could entitle tenants to remedies including liquidated damages, rent credits or, in certain cases, termination of the lease. For example, certain of our leases provide that if we fail to deliver design documents or to achieve early access, ready for service or final completion of a project by specified deadlines, the tenant may exercise a buy-out option or terminate the lease and require repayment of accrued rent credits and other amounts previously advanced. The exercise of such remedies under any of our leases could have a material adverse effect on our financial condition, results of operations and cash flows.
In addition, a lease termination or failure to satisfy lease milestones may trigger defaults, rent credits, rent abatements, SLA service credits, mandatory prepayments, cash collateral requirements, reserve funding obligations or other remedies under applicable project-level debt facilities and related financing arrangements. If a lease is terminated, we may also incur costs to make the premises ready for a replacement tenant and experience delays in re-leasing, and we may be unable to re-lease the facility on a timely basis, on favorable terms or at all. Our ability to complete project milestones is subject to risks related to permitting, utility interconnection, labor availability, supply-chain conditions and other factors, many of which are outside our control.
Certain of our data center lease arrangements could permit a tenant to acquire affected project assets if we fail to meet construction delivery timelines and may otherwise limit transfers involving those assets.
Certain data center leases include project-specific remedies triggered by delays in making data center capacity available. These leases may include buy-out options that become exercisable if applicable ready-for-service conditions are not satisfied within specified periods after target dates. The relevant ready-for-service conditions are detailed and may require, among other things, substantial completion, satisfaction of acceptance conditions, delivery of required certifications and specified commissioning standards. Failure to satisfy these conditions could occur even where significant construction has been completed.
If such a buy-out option were exercised, the tenant or its designee could acquire the affected project assets for a contractually specified price that may be based on fair market value subject to adjustments, with a floor tied to the payoff of applicable construction financing or other agreed amounts. In a severe delay scenario, the purchase price could be materially below the value we otherwise expect to realize from long-term ownership and operation of those assets, and we would lose future lease revenue from the affected project after having already incurred substantial development, procurement, construction and financing costs.
Exercise of such an option could result in the loss of future lease revenue, reduce or eliminate our expected return on invested capital, impair our ability to service or refinance project-level debt, reduce collateral available to our financing sources and require us to recognize losses or impairments. Exercise of the buy-out option could also result in acceleration of any related project debt, requiring us to repay or refinance such indebtedness before maturity. The relevant triggers relate to construction delivery timelines and technical acceptance standards, which are subject to permitting, interconnection, equipment, labor, contractor performance, weather, supply chain and other risks, many of which are outside our control.
These lease arrangements may also include remedies such as liquidated damages, rent credits, self-help or acquisition rights rather than a simple right to terminate, and the availability or exercise of these remedies could affect our liquidity, financing arrangements and negotiating leverage. Even if a buy-out option is not exercised, the existence of such a remedy could affect how lenders underwrite the affected project, require additional reserves or equity support, limit refinancing alternatives or increase the cost of capital. These remedies are further reinforced by completion and performance guarantees under our project-level financing arrangements, certain of which are recourse to the parent company, compounding the financial impact of any delay.
Certain data center lease and related arrangements also include restrictions or remedies tied to transfers or sales involving prohibited or restricted entities, including rent reductions, consent rights or termination rights in specified circumstances. These provisions may limit or delay sales of the landlord entity or the underlying project assets, restrict change-of-control transactions, reduce the universe of potential buyers or strategic partners and adversely affect valuation in any disposition or restructuring.
Our PPAs contain provisions that provide buyers with termination rights, liquidated damages and other remedies upon specified events.
Our existing PPAs contain, and we anticipate that any future PPAs that we may enter into will contain, certain conditions precedent and delivery schedules and requirements that, if we are unable to meet, could result in significant liquidated damages or termination of the PPAs, which would subject us to significant losses and have a material adverse effect on our business prospects, financial condition, results of operations and cash flows. If we fail to meet certain delivery milestones with dates to be specified in any of our PPAs, including the construction of substation projects and delivery of the agreed upon power capacity and/or storage capacity by certain specified deadlines, buyers may be entitled to substantial liquidated damages that would have a material adverse effect on our financial position and liquidity.
In addition, if we fail to meet the performance obligations set out under these PPAs, the buyers may terminate their agreements and we would be obligated to pay liquidated damages as well as repay amounts equal to or in excess of any and all accrued amounts advanced to us in the form of any prepayments or reimbursements, which amounts would be significant. Any such termination and required repayments may lead to our insolvency. A termination of a PPA would cause us to lose all of the revenue associated with that PPA, which could represent substantially all of our revenue associated with the project and cause us to have to find alternative sources of revenue to meet any financing obligations and to prevent a default under such financings. We may be unable to replace such lost revenue, which would have a material adverse effect on our financial position and liquidity. Additionally, upon certain events, including natural disasters or other force majeure events, planned outages, forced facility outages or pursuant to regulators' demands, all of our power generation customer agreements allow buyers to request curtailment of energy deliveries of, in certain circumstances, up to 100% of committed capacity through the submission of curtailment orders. If we deliver excess capacity in contradiction with any valid curtailment request, we may be required to pay the buyer delivery costs, settlement costs, or any penalties by ISOs or similar authorities imposed for such excess delivery. Alternatively, in the event buyers request curtailment in contradiction to our agreements, we may be entitled to payments for energy we could have produced but forewent. In the event we deliver less energy than we may be required to under our agreements, we are required to pay our buyers “shortfall damages” equal to a prescribed amount pursuant to a formula in the applicable agreement. A PPA termination or failure to meet PPA delivery, performance, credit support or other material obligations may also trigger defaults, mandatory prepayments, cash collateral requirements, reserve funding obligations, letter of credit draws, foreclosure rights or other remedies under the applicable project-level debt facilities and related financing arrangements. Our ability to supply power according to the terms of such PPAs is subject to substantial risks, many of which are out of our control.
Our operations are concentrated in a limited number of geographic regions, which exposes us to regional risks.
Our operating and under-construction portfolio of solar and battery energy storage system projects is concentrated in California, Texas and Nevada, and a significant portion of our development pipeline is located in these states and a limited number of other states. This geographic concentration exposes us to risks specific to these regions, including:
•regional economic downturns or changes in electricity demand;
•state-specific regulatory and policy changes affecting renewable energy, including changes to net metering, renewable portfolio standards or utility procurement requirements;
•regional environmental conditions, including droughts, wildfires, hurricanes and other natural disasters;
•transmission constraints, basis and grid congestion specific to these markets;
•changes in wholesale electricity prices;
•insufficient electrical power capacity to meet tenant demands;
•opposition to renewable energy or data center development;
•potential moratoria on renewable energy or data center development: and
•concentration of our data center and power infrastructure development in a limited number of locations with favorable power access.
In Texas, our projects operate within the ERCOT market, which operates largely in isolation from other
U.S. power grids and has experienced significant price volatility and reliability challenges. ERCOT’s unique market structure and regulatory framework expose us to risks that may not affect projects in other regions. In California, we face risks from the state’s complex regulatory environment, ongoing wildfire risks and evolving policies regarding distributed energy resources and utility procurement.
Our data center and power infrastructure development strategy may also result in geographic concentration if we develop multiple facilities in a limited number of locations with favorable power access. Any adverse developments in the regions where our assets are concentrated could have a disproportionate impact on our business, financial condition and results of operations.
Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense, particularly with respect to government procurement processes.
Our business involves the sale of large-scale data center leases and PPAs to hyperscale tenants, AI compute operators and utilities. Sales to such customers involve longer and more unpredictable sales cycles. Customers often view the commitment to a long-term data center lease or PPA as a significant strategic decision and, as a result, frequently require considerable time to evaluate, negotiate and qualify our projects prior to entering into or expanding a relationship with us. Large enterprises and government entities in particular often undertake a significant evaluation and procurement process that further lengthens our sales cycle. In addition, given our strategic partnerships and government initiatives,

including our lease with the DOE, we may be subject to government procurement processes that can be lengthy, unpredictable and subject to budget constraints, multiple approvals, and unanticipated administrative, processing and other delays. Government contracts may also be subject to the approval of appropriations and funding authorizations as well as bidding processes, all of which may be beyond our control. We spend substantial time and resources on our sales and business development efforts without any assurance that our efforts will produce a definitive agreement. As a result, it is difficult to predict whether and when a sale or lease will be completed. The failure of our efforts to secure agreements after investing resources in a lengthy sales or procurement process could adversely affect our business, financial condition, results of operations and prospects.
Our operating results may fluctuate significantly from period to period, which could make our future results difficult to predict and could cause our operating results to fall below expectations.
Our operating results may vary significantly from period to period, and we expect that our operating results will continue to vary significantly in the future such that period-to-period comparisons of our operating results may not be meaningful. Accordingly, our financial results in any one quarter or fiscal year should not be relied upon as indicative of future performance. Our quarterly and annual financial results may fluctuate as a result of a number of factors, many of which are outside of our control, and may be difficult to predict, including, without limitation: the amount and timing of operating costs and capital expenditures related to the expansion of our data center and power generation business; any power outages, shortages, supply chain issues, capacity constraints or significant increases in the cost of securing power; the timing of revenue recognition upon rent commencement of data center leases and commercial operation of power generation facilities; seasonal and weather-related variations in our solar generation; changes in wholesale electricity prices and the timing of settlement under our hedging arrangements; general global macroeconomic and political conditions, including trade policy uncertainty, inflation, interest rate volatility, and potential economic slowdowns; and changes in the regulatory environment affecting our operations. Fluctuations in quarterly or annual results may negatively impact the trading price of our common stock.
We may face community opposition, local moratoria and hyper-local dissent, including growing public resistance to AI and AI-related infrastructure, that may adversely affect our data center and power generation businesses and operations.
In some areas where we expect to construct and operate our projects, concerns about the power and resources consumed by data centers, as well as the environmental and land use impacts of utility-scale solar and battery energy storage projects, have garnered organized opposition from environmental, agricultural preservation and anti-growth groups. In addition, growing public skepticism and resistance to
AI—including concerns about AI’s impact on employment, privacy, safety and broader societal implications—may intensify opposition to infrastructure projects that are perceived as enabling or accelerating AI development. Because our data center projects are designed primarily to support AI workloads and our hyperscaler tenants are focused on AI compute, our projects may face heightened scrutiny and opposition from groups that are critical of the AI industry, even in jurisdictions that might otherwise be receptive to data center or renewable energy development. With respect to our data center projects, disapproval from local communities or other interested parties may lead to direct action that could impede our tenants’ ability to commence or carry out operations at the affected projects, resulting in reputational damage and difficulty in leasing, renewing or re-leasing such data center facilities, as well as our ability to develop and construct data centers and to convert our backlog into realized revenue. With respect to our power generation projects, community opposition has arisen in certain jurisdictions based on concerns about the conversion of agricultural or open land to solar installations, the visual impact of large-scale solar arrays, potential impacts on local property values, perceived fire or safety risks associated with battery energy storage systems, and the routing of new transmission lines through residential or agricultural areas. Such community opposition may include undertaking legal proceedings
(including challenges to required governmental approvals), seeking orders to prevent part or all of our operations, media campaigns and protests. If such community members are successful in any such campaigns, our data center projects may be delayed or abandoned, tenant operations at completed projects may be suspended, our power generation projects may be delayed or abandoned or we may not be able to obtain the permits and approvals needed to carry out commercial operations. These outcomes could adversely affect our tenants’ ability to satisfy their rent payment obligations, impede our ability to develop and construct data centers and to convert our backlog into realized revenue, reduce revenues from our power generation projects, and therefore could impact our financial performance. In response to such concerns and political opposition, a growing number of state legislatures, county boards, city councils and other local governing bodies have enacted, or are considering enacting, temporary or permanent moratoria, restrictive zoning amendments, heightened permitting requirements and other land use limitations that prohibit or significantly constrain the development of new data centers, solar energy facilities, battery energy storage systems, gas-fired generation facilities or related infrastructure. These actions are often driven by concerns regarding potential for strain on local electrical grids and water supplies, visual and noise impacts, potential property devaluation, loss of agricultural land, fire risks and the perceived limited local economic benefit of such facilities after construction is completed. For instance, on July 14, 2026, New York State issued a state-wide moratoria on hyperscale data centers, imposing a freeze on state permitting for new large data centers for up to a year while state legislatures were directed to create standards with respect to environmental impacts, energy demand, water usage and other factors for such data centers. We cannot predict whether additional moratoria or restrictive land use regulations will be adopted in jurisdictions where we currently have projects under development or where we intend to develop future projects. If moratoria or restrictive regulations are adopted in jurisdictions where we have projects in our pipeline, we may be forced to abandon those projects, relocate to alternative sites that may be less desirable or more costly to develop, or incur significant unrecoverable costs for land acquisition, permitting, engineering and equipment procurement. Any such restrictions could also impair our interconnection queue positions, delay the energization of data center capacity, or undermine our vertically integrated business model by preventing us from co-locating power generation with our data center facilities. In other areas, data centers could face utility rate structures or other regulations that could increase operating costs, leading to lower lease rates, and power generation projects could face interconnection or curtailment requirements that reduce project economics. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
If we fail to meet the reliability and performance metrics required under our data center leases and operating agreements, we may be required to pay liquidated damages or provide rent abatements to our tenants, which could materially and adversely affect our revenue, results of operations and reputation.
Our data center leases and operating agreements contain, and we expect future agreements to contain, stringent service level commitments and performance metrics, including requirements relating to power availability, cooling performance and facility uptime (in certain cases exceeding 99.99% availability) that will apply once the relevant facilities are operational. If we are unable to meet these performance metrics due to equipment failure, power outages, cooling system malfunctions, human error, natural disasters, cybersecurity incidents or other factors, whether or not within our control, we may be contractually obligated to pay liquidated damages to our tenants. In addition, certain of our agreements provide for rent abatements or service credits in the event of service interruptions, material interference or other failures to maintain agreed-upon operating conditions. These liquidated damages and rent abatements could be substantial, particularly given the mission-critical nature of our tenants’ operations, and could significantly reduce our revenue and cash flow in the periods in which they apply.
Furthermore, certain of our lease agreements provide tenants with termination rights in the event of prolonged or material service failures that are not cured within a specified period once the relevant facilities are operational. For example, pursuant to certain of our data center leases, under certain conditions, if a service interruption affecting critical services continues for thirty consecutive days, the tenant has the right to terminate the lease upon written notice to us. The loss of significant tenants as a result of such termination events could materially reduce our revenue and significantly increase our costs, including costs associated with securing replacement tenants and maintaining idle capacity. Further, we may be unable to re-lease the facility on a timely basis, on favorable terms or at all. Any exercise of termination rights by our tenants, or the perception that such rights may be exercised, could also damage our reputation and impair our ability to attract and retain tenants on favorable terms, any of which could adversely affect our business, financial condition, results of operations and prospects. In addition, service failures at our data center facilities could result in damage to our tenants’ equipment, lost profits or other indirect or consequential damages, and our tenants may seek to recover such damages from us notwithstanding any contractual limitations on our liability. We cannot guarantee that a court would enforce any such contractual limitations. Moreover, any failure to meet reliability metrics, even if not resulting in formal contractual remedies, could damage our reputation, reduce the confidence of existing and prospective tenants, and impair our ability to attract and retain tenants on favorable terms. Because our tenants include large hyperscale cloud operators and AI computing companies whose workloads are highly sensitive to downtime, any disruption, however brief, could have reputational consequences disproportionate to the duration of the interruption, any of which could adversely affect our business, financial condition, results of operations and prospects.
The cost and availability of insurance, including insurance for our ITC positions, may be inadequate given the unprecedented scale of our projects and portfolio, and any failure to obtain or maintain sufficient coverage could have a material adverse effect on our business, financial condition and results of operations.
We maintain comprehensive insurance programs covering our properties, operations and projects, including property and casualty insurance, builder’s risk coverage, general liability and other policies required by our financing arrangements, tax equity partnerships and commercial agreements. However, our insurance coverage may not be sufficient to cover all losses or liabilities we may incur, and we may not be able to maintain insurance at commercially reasonable rates or at all. Our policies are subject to deductibles, coverage limits, exclusions and other limitations that could result in us bearing a substantial portion of any loss.
The scale of our development program presents insurance challenges that are, to our knowledge, without precedent in the energy infrastructure sector. Each of our large-scale projects requires an insurance stack that is approximately two times the size of the largest individual renewable energy project previously insured in the market, and our aggregate portfolio, which we expect to grow to hundreds of billions of dollars in total insured value as our pipeline is built out, far exceeds the total capacity historically deployed for any single developer or platform in the renewable energy and data center sectors. There can be no assurance that the global insurance and reinsurance markets will have sufficient capacity to underwrite coverage at the levels required for our projects, individually or in the aggregate, or that such coverage will be available on commercially reasonable terms. If available capacity is insufficient, we may be required to retain significantly higher levels of risk, self-insure certain exposures or accept coverage gaps that could leave us exposed to catastrophic losses.
Our insurance policies are subject to periodic renewal, typically on an annual basis, and there can be no assurance that we will be able to renew our coverage on terms comparable to our existing policies. At each renewal, insurers may seek to increase premiums, impose more restrictive terms and conditions, raise deductibles, reduce coverage limits, add exclusions or decline to renew coverage altogether.
Insurance markets for renewable energy, data center and large-scale infrastructure risks have become increasingly restrictive in recent years due to the increased frequency and severity of weather-related losses, heightened reinsurer scrutiny and reduced appetite for concentrated risk. These trends may be exacerbated by the sheer scale of our portfolio, which requires insurers to commit capacity at levels that may represent a significant share of their available limits for any single account or geographic region. If we are unable to renew our insurance coverage on acceptable terms, or if coverage lapses between policy periods, we could be in breach of covenants under our project-level financing arrangements and tax equity partnerships, which typically require us to maintain specified insurance coverage as a condition of continued compliance.
We also face particular risks relating to the insurability of our ITC positions. We have structured certain of our solar and energy storage projects to qualify for ITC under Sections 48 or 48E of the Internal Revenue

Code of 1986, as amended (the “Code”), including bonus adders for energy communities and domestic content, and we have financed a significant portion of our operating projects through tax equity partnerships in which tax equity investors receive these tax benefits. Our tax equity arrangements typically require us to indemnify our tax equity investors for the reduction, denial or recapture of ITCs in connection with certain specified events, including events within the meaning of Section 50 of the Code or breaches of representations, warranties or covenants that result in the reduction, denial, or recapture of such credits. We seek to mitigate this exposure through tax credit insurance and related coverage;
however, given the scale of our projects, including multi-gigawatt solar and storage facilities, the aggregate insured value of our tax credit positions is substantial, and the available market capacity for tax credit insurance may not be sufficient to fully cover our exposure across all projects simultaneously. If a recapture event occurs within the five-year recapture period after a project is placed in service and our tax credit insurance is insufficient to cover the resulting indemnification obligation, we would be required to fund the shortfall from our own resources, which could have a material adverse effect on our financial condition and liquidity.
Certain of our projects are located in regions subject to elevated natural catastrophe risk that compounds our insurance challenges. In particular, our solar facilities in Milam County, Texas and other Texas locations are subject to significant hail and severe convective storm risk, as well as risks from hurricanes, severe thunderstorms, and extreme heat. Hail events can cause catastrophic physical damage to solar panels and related equipment across an entire project site in a single storm, and the concentrated geographic footprint of our large-scale facilities means that a single weather event could result in losses that are significant relative to the total insured value of the affected project. A major casualty event at one of our solar facilities could simultaneously trigger physical damage claims under our property insurance, business interruption losses, and, if the project is taken out of service or materially impaired within the applicable five-year recapture period, ITC recapture obligations to our tax equity investors. The cost of insuring against these combined and correlated risks is significant and has increased in recent years as weather-related losses in the renewable energy sector have driven up premiums and reduced insurer appetite for hail and severe convective storm exposure in Texas and other high-risk regions.
Additionally, the increasing frequency and severity of extreme weather events may lead to higher insurance costs, reduced availability of coverage or changes in policy terms that further increase our exposure to weather-related losses. Climate change may exacerbate these trends over time, and insurers and reinsurers may withdraw capacity from regions or asset classes that they deem to present unacceptable concentrations of risk. We maintain insurance coverage for certain weather-related risks, but our coverage may not be sufficient to cover all losses, and we may not be able to maintain insurance at commercially reasonable rates. Losses in excess of our insurance coverage, or losses not covered by insurance, could have a material adverse effect on our business, financial condition, and results of operations. Any of the foregoing, including the inability to obtain adequate insurance at reasonable cost, uninsured or underinsured losses, the failure to maintain coverage required by our financing arrangements and tax equity partnerships, or indemnification obligations to our tax equity investors that exceed our insurance coverage, could have a material adverse effect on our business, financial condition, results of operations and our ability to achieve our projected returns on invested capital.
Our insurance coverage may not be adequate to cover all losses we may incur.
We maintain insurance policies covering our properties, operations, directors and officers and other aspects of our business. However, our insurance coverage may not be sufficient to cover all losses or liabilities we may incur, and we may not be able to maintain insurance at commercially reasonable rates or at all. Our policies are subject to deductibles, coverage limits, exclusions and other limitations that could result in us bearing a substantial portion of any loss.
Certain categories of risk may be difficult or impossible to insure against at reasonable cost, or may be subject to significant coverage limitations or exclusions. In particular, insurance coverage for cybersecurity incidents, including ransomware attacks, data breaches and business email compromise, may be limited, subject to sub-limits, or unavailable for certain categories of losses such as regulatory fines, reputational harm, or costs arising from nation-state attacks. Insurance coverage for losses arising from pandemics, acts of terrorism, war, or other force majeure events may similarly be excluded or subject to restrictive terms. Our directors and officers liability coverage and professional liability coverage are subject to policy limits that may be insufficient in the event of significant securities litigation, regulatory proceedings, or other claims.
Our operations are subject to hazards and risks normally associated with the daily operations of energy infrastructure facilities, including equipment failures, electrical faults, fire, workplace accidents, and environmental contamination. Our current insurance policies may be insufficient in the case of prolonged, catastrophic, or certain other events affecting our facilities or operations. The occurrence of any event that is not entirely covered by our insurance policies may result in interruption of our operations, subject us to significant losses or liabilities and damage our reputation as a provider of infrastructure services.
In addition, the cost of insurance may increase significantly in the future, which could adversely affect our results of operations. The insurance market has experienced periods of tightening in which premiums increase, terms become more restrictive and capacity is reduced across multiple lines of coverage.
Geopolitical instability, inflationary pressures and evolving regulatory requirements may further contribute to rising insurance costs or reduced availability of coverage. If we are unable to maintain adequate insurance coverage at commercially reasonable rates, we may be required to self-insure certain exposures or accept coverage gaps that could leave us exposed to material losses.
Losses in excess of our insurance coverage, or losses not covered by insurance, could have a material adverse effect on our business, financial condition and results of operations.
Construction cost overruns may erode our equity returns, and our ability to finance such overruns may be limited by the terms of our revenue contracts, including caps on eligible expenses for triple-net lease rent calculations and restrictions imposed by our project-level financing arrangements.
The development and construction of our data center and energy infrastructure projects are subject to significant cost risks, including risks associated with inflation, tariffs, supply chain disruptions, labor shortages, escalating material and equipment costs, unanticipated site conditions, permitting delays, scope changes and the cost and availability of insurance. Our actual construction costs may exceed our budgeted estimates, and any such cost overruns may need to be funded from equity contributions or other sources not recoverable through our existing revenue contracts, thereby reducing our anticipated equity returns on the affected projects.
In particular, certain of our triple-net lease structures include caps on eligible expenses that may be passed through to tenants as components of rent. To the extent that actual construction costs or operating expenses exceed these caps, we may be unable to recover the excess amounts from our tenants, and such excess costs would be borne by us, reducing our project-level returns. Similarly, our project-level financing arrangements may impose limitations on the quantum of eligible project costs that may be financed with debt, and any costs in excess of such amounts would need to be funded with additional equity, further increasing our equity investment in the relevant project and compressing our returns on invested capital. Our revenue contracts may also contain limitations on our ability to adjust lease rates or pass through cost increases, even where such increases result from factors beyond our control, such as tariff changes, inflationary pressures, insurance cost escalation or regulatory requirements imposed after the execution of such contracts.
Our projects require us to maintain comprehensive insurance programs, including property, casualty, builder’s risk, and other coverages, and our project-level financing arrangements and tax equity partnerships typically require us to maintain specified insurance coverage as a condition of funding and continued compliance. The scale and concentration of our development program present significant insurance challenges. Each of our large-scale projects requires substantial insurance coverage, and the aggregate insurance requirements across our portfolio are significant relative to the capacity of the insurance market for energy and infrastructure projects. Insurance premiums and the cost of maintaining required coverages represent a material component of our project-level operating costs, and these costs have increased in recent years due to market conditions, increased frequency and severity of weather-
related losses, and heightened insurer scrutiny of large-scale renewable energy and data center projects.
There can be no assurance that we will be able to obtain or maintain the insurance coverage required by our financing arrangements and commercial agreements at commercially reasonable rates, or at all. In addition, our insurance policies are subject to periodic renewal, and insurers may seek to increase premiums, impose more restrictive terms and conditions, reduce coverage limits, or decline to renew coverage upon expiration of existing policy terms, any of which could increase our costs or leave us exposed to uninsured or underinsured losses.
We also face particular risks relating to the insurability of our ITC positions. We have structured certain of our solar and energy storage projects to qualify for ITC under Sections 48 or 48E of the Code, including bonus adders for energy communities and domestic content, and we have financed a significant portion of our operating projects through tax equity partnerships in which tax equity investors receive these tax benefits. Our tax equity arrangements typically require us to indemnify our tax equity investors for the reduction, denial, or recapture of ITCs in connection with certain specified events, and we seek to mitigate this exposure through tax credit insurance and related coverage. However, given the scale of our projects, including multi-gigawatt solar and storage facilities, the aggregate insured value of our tax credit positions is substantial, and the available market capacity for tax credit insurance may not be sufficient to fully cover our exposure. Certain of our projects, including our solar facilities in Milam County, Texas, are located in regions subject to elevated hail and severe convective storm risk, which increases the likelihood of physical damage that could, in turn, trigger recapture or other adverse consequences for our tax credit positions and our obligations to tax equity investors. If a casualty event causes a project to be taken out of service or materially impaired within the applicable recapture period, we may be required to indemnify our tax equity investors for the resulting loss of tax credits, and our insurance coverage may not be sufficient to cover both the physical damage and the associated tax credit recapture liability. The cost of insuring against these combined risks is significant and may increase over time as our portfolio grows and as weather-related loss trends continue.
Additionally, our project-level debt facilities may restrict our ability to incur additional indebtedness or draw additional amounts to fund cost overruns, and our corporate-level financing may impose similar constraints. If we are unable to fund cost overruns — including unanticipated increases in insurance costs, uninsured or underinsured losses, or indemnification obligations under our tax equity arrangements
— through available debt or operating cash flow, we may be required to contribute additional equity capital, seek alternative financing on potentially unfavorable terms, defer or downscale development plans, or abandon projects entirely. In addition, cost overruns that exhaust available financing capacity could impair our ability to satisfy the completion and performance guarantees to which we are subject under our project-level financing arrangements and tenant lease agreements, certain of which are recourse to the parent company. If construction costs materially exceed our estimates and we are unable to fund the shortfall, we may be unable to achieve guaranteed construction milestones or deliver completed facilities by guaranteed dates, which could trigger obligations to pay liquidated damages, provide additional credit support, or, in certain circumstances, repurchase or refinance the relevant project. Because certain of these guarantees are parent-recourse, cost-driven failures to meet completion obligations at individual projects could have a direct and material impact on our consolidated financial condition, liquidity and results of operations. For example, one of our parent entities, Energy Global, provided a completion guaranty for the benefit of the noteholders of our $999.0 million Senior Secured
Notes due 2031. Any construction delays or performance shortfalls at the project level could have a direct and material impact on our consolidated financial condition, liquidity, and results of operations. While these guarantees are not reflected as funded indebtedness on our consolidated balance sheets, they represent contingent obligations that could require significant cash outlays or additional credit support if triggered.

Maintenance, expansion and refurbishment of electric generation facilities involve significant risks that could result in unplanned power outages or reduced output.
Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce our facilities’ generating capacity below expected levels, reducing our revenues. Degradation of the performance of our solar and BESS facilities above levels provided for in the related offtake agreements may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability. If we make any major modifications to our facilities in the power generation segment, it may be required to install the best available control technology or to achieve the lowest achievable emission rates as such terms are defined under the new source review provisions of the Clean Air Act in the future. Any such modifications could result in substantial additional capital expenditures. We may also choose to repower, refurbish or upgrade its facilities based on its assessment that such activity will provide adequate financial returns. Such facilities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future fuel and power prices.
These events could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We depend on a limited number of third-party architects, engineers and contractors to design and construct our data center and renewable energy projects, and we bear significant construction and labor-related risks despite outsourcing the majority of our architecture, engineering and construction (AEC) work.
We outsource the majority of the AEC work for our data center projects to a limited number of sophisticated third-party architectural and engineering firms, general contractors and specialty subcontractors. As a result, the successful completion of our data center projects is highly dependent upon the performance, financial condition and reliability of these firms and contractors. Failure by such firms or contractors to perform successfully under such agreements could lead to significant cost overruns, project delays and reduced profit. See “—We are dependent on third-party vendors and service providers to provide certain services, personnel and equipment to our projects.” There is significant competition for qualified data center contractors with experience constructing facilities at the power densities and scale required by modern AI and HPC workloads, and the pool of contractors capable of executing such work is limited. If any of our key contractors is unable or unwilling to perform its obligations—whether due to financial difficulties, labor shortages, supply chain disruptions, capacity constraints, bankruptcy, or other factors—we may be required to engage a substitute contractor, which would likely result in significant project delays and increased costs and could have a material adverse effect on our ability to deliver facilities to our tenants on the contractually committed timelines.
Construction of our data centers and power generation facilities also exposes us to risks related to lack of availability of parts and labor, increased prices as a result of inflation, labor disputes and work stoppages, unanticipated environmental issues and geological problems, and delays related to permitting and approvals from public agencies and utility companies. Although we provide completion guarantees for certain construction projects, there can be no assurance that we will have sufficient funds to meet our obligations under such guarantees if we are unable to complete construction within our anticipated cost estimates.
Although our AEC contracts may provide for liquidated damages or other contractual remedies in the event of contractor non-performance, such damages are typically subject to caps and may not be sufficient to cover the full extent of losses we may suffer, including lost revenue, penalties owed to our tenants and damage to our reputation. Moreover, under certain of our contractual arrangements, we retain significant construction risk, including certain cost-overrun risk, schedule risk and responsibility for site conditions, permitting and utility interconnection, even though the physical construction work is outsourced to third parties. In the event of a contractor default or underperformance, we may face cascading delays across multiple projects if the same contractor is engaged on several of our facilities simultaneously.
Further, if our third-party architectural and engineering firms, general contractors and specialty subcontractors, or any of their parents or affiliates become subject to bankruptcy or similar proceedings, our ability to complete our projects in accordance with our design and quality standards and on our anticipated schedule may be adversely affected. We may be unable to replace such third parties on the same terms, if at all.
We face similar, though less acute, construction contracting risks with respect to our renewable energy generation projects, where we also depend on third-party engineering, procurement and construction contractors for the construction of solar facilities and battery energy storage systems. The availability of qualified renewable energy contractors may be constrained by the volume of renewable energy projects under development across the United States, increasing competition for contractor capacity. Should any of our contractors for either our data center or renewable energy projects experience financial difficulties, work stoppages, labor disputes, or other problems during the construction process, we could experience significant delays, increased costs to complete the relevant project, and other negative impacts to our expected returns, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Climate change, extreme weather events and natural disasters could materially adversely affect our operations, financial condition and results of operations.
Our operations are exposed to the physical risks of climate change and extreme weather events, including hurricanes, tornadoes, severe storms, wildfires, droughts, flooding, hail, severe convective storms, extreme temperatures and other natural disasters. These events can cause significant damage to our power projects and data center infrastructure, disrupt our operations, reduce electricity generation, delay construction activities and result in increased costs for repairs, maintenance and insurance. Our development strategy is concentrated in a limited number of gigawatt-scale campuses, and we are developing four of the seven largest data center sites in the United States by IT capacity, including the
PORTS Technology Campus in Pike County, Ohio, which we believe will be among the largest data center development sites in the world. This concentrated footprint means that a single extreme weather event affecting one project site could result in catastrophic losses across an entire facility, including damage to power generation assets, data center infrastructure and long-lead equipment that may take months or years to replace. Because each of our campuses represents a significant portion of our total portfolio capacity and contracted backlog, the financial impact of a major weather event at any one site would be disproportionate to what a more geographically diversified portfolio would experience. Furthermore, the co-location of some of our or our partners’ power generation and data center assets at these sites amplifies this concentration risk, as a single event could simultaneously impair both the power supply infrastructure and the data center facilities it serves. The critical systems of the power generation facilities we operate, the services we provide and the data center facilities we develop are subject to failure. Any failure in the critical systems of any facility we operate, facility we develop or services that we provide, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, whether or not within our control, could result in service interruptions impacting our operations as well as equipment damage, which could significantly disrupt our business operations and the operations of our customers, harm our reputation and reduce our revenue. In addition, force majeure, casualty or similar provisions in our leases, PPAs and other commercial arrangements may reduce amounts payable to us, excuse performance, extend milestone deadlines or give counterparties termination or other rights, which could adversely affect our revenue, cash flows and project financing arrangements. For example, our solar projects in Texas are subject to significant hail and severe convective storm risk, as well as hurricanes, severe thunderstorms and extreme heat, while our
California projects face risks from wildfires, earthquakes and drought conditions.
Climate change may increase the frequency, severity and unpredictability of extreme weather events, which could exacerbate these risks over time. Rising temperatures reduce the efficiency of solar panels and increase cooling requirements for our data center facilities. Changes in precipitation patterns could affect water availability for our operations. Additionally, climate change may lead to changes in seasonal patterns that affect solar irradiance and electricity demand. We are also subject to transition risks associated with climate change, including evolving restrictions on greenhouse gas (“GHG”) emissions and requirements to disclose information relating to climate risk disclosure requirements at the federal and state levels. These disclosure rules may require us to disclose GHG emissions, climate-related financial risks and transition plans, the costs of compliance with which may be significant.
We maintain insurance coverage for certain weather-related risks, but our coverage may not be sufficient to cover all losses, and we may not be able to maintain insurance at commercially reasonable rates.
Insurance markets for climate-related risks have become more restrictive, particularly for construction-
phase and operational risks associated with large-scale renewable energy and data center projects, and premiums have increased in certain regions. If we are unable to obtain adequate insurance coverage at reasonable costs, or if our losses exceed our coverage, our financial condition and results of operations could be materially adversely affected. Furthermore, the increasing frequency and severity of extreme weather events may lead to higher insurance costs, reduced availability of coverage, or changes in policy terms that increase our exposure to weather-related losses. In addition, a major casualty event that takes a project out of service or materially impairs its operation within the applicable recapture period could trigger ITC recapture obligations, compounding our financial exposure beyond direct physical damage and business interruption losses.
We are exposed to commodity price risk and volatility in wholesale electricity markets, both as a seller of electricity in our power generation business and as a purchaser of electricity for our future data center operations.
A portion of our revenues is derived from the sale of electricity at market prices in our power generation business line, and our financial performance is affected by fluctuations in wholesale electricity prices.
Wholesale electricity prices are influenced by numerous factors beyond our control, including:
•supply and demand for electricity in the relevant market;
•the prices of natural gas and other fuels used in electricity generation;
•transmission constraints and grid congestion;
•tariffs;
•weather conditions affecting both electricity demand and renewable energy generation;
•the addition of new generation capacity, including renewable energy projects;
•regulatory changes affecting electricity markets; and
•general economic conditions.
For projects that sell electricity under long-term PPAs, we are exposed to commodity price risk upon expiration of those agreements, as we may not be able to renew or replace them on favorable terms. We may also have merchant exposure during construction or prior to securing offtake agreements for new projects. In addition, certain PPAs may commit the buyer to purchase only a specified fraction of a project’s output, leaving remaining output uncontracted and exposed to wholesale spot prices, including in
ERCOT, where prices have experienced significant volatility. As a result, even projects with long-term
PPAs may have a merchant revenue component that could vary materially from our expectations and reduce revenues or cash flows if market prices are unfavorable.
We may enter into hedging arrangements, including fixed price contracts, financial derivatives, and other instruments, to manage our exposure to commodity price volatility. To manage financial exposures related to power price fluctuations, our Athos I and Athos II project companies have entered into swap agreements, each with a contractual term of seven years, that hedge the floating electricity price per MWh against a contractual fixed price based on the underlying projected capacity of each respective solar plant. These swaps are settled based on the California Independent System Operator SP15 on-peak and off-peak forward power price curves. As of March 31, 2026, the remaining contractual lives of the Athos swaps were approximately 3.0 years and 3.1 years for Athos I and Athos II, respectively, after which these projects will be fully exposed to market pricing for the energy component of their revenue unless replacement hedges are secured. In addition, certain of our Texas-based project companies, including
Paris Farm, Ben Milam 1, Ben Milam 2 and Ben Milam 3, use short-term energy swaps to manage earnings variability resulting from fluctuations in ERCOT market prices of energy, with settlements occurring on a monthly basis. Although these swaps are intended to reduce our exposure to power price fluctuations, they are accounted for as derivatives, and we have not applied hedge accounting;
accordingly, cash settlements and changes in fair value may increase or decrease revenue in the periods in which they are recognized. However, our hedging activities may not be effective in fully mitigating price risk, and hedging itself involves costs and risks in certain circumstances, including when the counterparty to the hedging contract defaults on its contractual obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. While the substantial majority of our PPAs are structured on an “as produced” basis, under which we sell electricity actually generated without a commitment to deliver specified volumes, a limited number of our fixed-price contracts and hedges require us to deliver specified volumes of power at a fixed price. Because our solar generation assets produce electricity on an intermittent basis that varies with weather and solar irradiance conditions, our actual generation may not match the delivery profile committed under these contracts, exposing us to the risk of purchasing replacement power at prevailing market prices to satisfy our delivery obligations. If wholesale market prices exceed the fixed prices in our contracts during periods when our generation falls short of committed volumes, we could incur significant losses. Our hedging counterparties may fail to perform their obligations, and changes in market conditions may reduce the effectiveness of our hedging strategies. Additionally, we may be unable to hedge our entire exposure, and the terms of our financing arrangements may limit our ability to enter into certain hedging transactions. In addition, our economic exposure to gas-fired generation facilities or other fuel-consuming assets exposes us to fuel procurement, transportation, storage, emissions and commodity price risks associated with those assets.
Significant and sustained changes in commodity prices could adversely affect our revenues, profitability and cash flows.
In addition to our exposure to commodity price risk as a seller of electricity in our power generation business, our future data center operations will be exposed to electricity price risk as a purchaser of power. While we may seek to provide cost certainty to certain of our data center tenants through on-site power generation and long-term power supply arrangements, a majority of our data center power requirements are sourced from third-party utilities or wholesale markets, exposing us to fluctuations in retail and wholesale electricity prices. Rising electricity costs could increase our operating expenses, compress our margins, or make our lease rates less competitive relative to data center operators in regions with lower power costs. To the extent we pass through electricity costs to tenants, significant price increases could adversely affect tenant demand or our tenants’ ability to meet their payment obligations.
Where we have entered into long-term PPA or other offtake arrangements to secure electricity supply for our planned data center facilities, we are exposed to counterparty performance risk. Power suppliers may fail to deliver contracted electricity volumes due to project delays, equipment failures, force majeure events, or financial difficulties. In periods of significant wholesale price increases or supply chain disruptions, power suppliers may have economic incentives to terminate or renegotiate existing agreements, even if doing so requires forfeiture of development security or other contractual remedies. If a power supplier defaults on or terminates a supply agreement, we may be required to procure replacement power at significantly higher prevailing market prices, which could adversely affect our financial condition and results of operations.

We are exposed to credit risk from our PPA counterparties, data center tenants, AI compute operators and other customers and certain EPC contractors, and defaults by our counterparties could adversely affect our revenues and cash flows.
We sell the electricity generated by our projects primarily under long‑term PPAs with utilities, corporations and other offtakers. Our revenues, cash flows and ability to obtain and maintain financing on favorable terms depend on the ability and willingness of these counterparties to perform their obligations under the
PPAs, including their obligations to purchase electricity at the contracted prices and to make timely payments. The creditworthiness of our counterparties is also a critical factor in lender underwriting of our project‑level financings, and any deterioration in a counterparty’s financial condition could impair our ability to close project financings on acceptable terms or at all, thereby constraining our growth and ability to convert pipeline into operating assets.
Our PPA counterparties are subject to their own operational, financial, and regulatory risks that could affect their ability to perform their obligations to us. If a counterparty experiences financial difficulties, bankruptcy, or insolvency, it may be unable or unwilling to make payments under the PPA, may seek to renegotiate the PPA on less favorable terms, or may attempt to reject the PPA in bankruptcy proceedings.
Utilities may also face regulatory pressures that affect their ability to honor long-term PPAs.
We evaluate the creditworthiness of our counterparties before entering into agreements with them and may require credit support, such as letters of credit or parent guarantees, from counterparties that do not meet our credit standards. However, our credit evaluation may not accurately predict a counterparty’s future financial condition, and any credit support we obtain may be insufficient to cover our losses if a counterparty defaults.
We are also exposed to credit risk from guarantors of our counterparties’ obligations. Certain of our PPAs, data center leases and related agreements are supported by parent guarantees or other third‑party credit support, and we rely on the creditworthiness of those guarantors as a component of our overall counterparty credit assessment and as a factor in obtaining project‑level financing. If a guarantor experiences financial difficulties, becomes subject to bankruptcy or insolvency proceedings, or otherwise fails or refuses to honor its guarantee, we may be unable to recover amounts owed to us by the underlying counterparty, and lenders may require additional credit support or impose less favorable terms on associated project financings. Our tenants’ guarantees of their obligations under the leases are only effective following the rent commencement date and are subject to certain limitations, including event of default triggers and caps on liability. If a data center lease does not commence as of its targeted rent commencement date, the guarantee under such lease will not become effective until the completion of the data center, and if completion of the data center is delayed, our tenant may have the right to terminate its lease without triggering the guarantee. In addition, there may be other events of default or termination events that result in the termination of a lease without triggering a tenant guarantee, including where a tenant purports to terminate its lease without having the ability to do so, and if we have a disagreement with a guarantor about whether its guarantee has been triggered, there can be no assurance that the guarantor will honor the guarantee in a timely manner or at all. Any of the foregoing could also trigger defaults under our project‑level debt facilities, which could result in the foreclosure of a facility.
Certain of our counterparties, including community choice aggregators and other municipal-type entities, may have limited independent creditworthiness or more constrained balance sheets than investment-
grade corporate or utility counterparties. Although we may obtain letters of credit, parent guarantees or other credit support in some cases, such protections may be unavailable, limited in amount or duration, or insufficient to cover our losses if a counterparty defaults, seeks to renegotiate its agreement or fails to perform.
In addition, certain PPAs and resource adequacy agreements may limit our monetary recovery to a termination payment or other contractually specified remedy and may exclude consequential, indirect or similar damages. These remedy limitations may protect us from certain claims but could also cap our recovery if a buyer defaults, leaving us unable to recover lost future profits, opportunity costs, replacement costs or other losses that we may suffer.

In addition to our exposure to PPA counterparty credit risk, we sell a portion of the electricity generated by our projects into wholesale electricity markets administered by ISOs and RTOs, including CAISO and
ERCOT. Our ability to receive payment for electricity sold into these markets depends on the proper functioning of the ISO or RTO settlement systems and the creditworthiness of other market participants.
ISOs and RTOs operate settlement systems that net obligations among market participants, and if one or more significant market participants default on their payment obligations, the ISO or RTO may be unable to pay generators, including us, the full amounts owed for electricity delivered. Although ISOs and RTOs typically maintain credit requirements and default protocols to mitigate this risk, these protections may be insufficient in the event of widespread market disruption, extreme price volatility, or the default of a major market participant. Any failure by an ISO or RTO to pay amounts owed to us could adversely affect our revenues, cash flows, and financial condition.
In our data center business, we will depend on the creditworthiness of hyperscaler tenants and AI compute operators. These tenants may include technology companies with varying financial profiles, including smaller or less established companies with limited operating histories and uncertain financial prospects. Our contracts with tenants at our data centers could subject us to significant liability. In the ordinary course of business, we enter into agreements with tenants pursuant to which we lease our data center space, power, environmental controls, physical security and connectivity products. These contracts typically contain indemnification and liability provisions, in addition to service level commitments, which could potentially impose a significant cost on us in the event of losses arising out of certain breaches of such agreements, services to be provided by us or our subcontractors or from third-party claims. HPC data center tenants increasingly are looking to pass through their regulatory obligations and other liabilities to their outsourced data center providers and we may not be able to limit our liability or damages in an event of loss suffered by such tenants whether as a result of our breach of an agreement or otherwise.
A default by one or more of our counterparties could adversely affect our revenues, cash flows and ability to service our debt obligations, and could have a material adverse effect on our business and financial condition.
If we are unable to complete the construction of our data centers in a timely manner or within our anticipated cost estimates, it could have a material adverse effect on our business, results of operations, liquidity and our ability to make payments on our outstanding indebtedness.
Our business and growth prospects depend upon the construction of data centers for our tenants. The substantial majority of our data center and power generation development pipelines have not yet secured binding tenant leases or offtake arrangements or commenced construction. Until we complete construction of those data centers, we will not realize the full amount of projected revenue from such leases. We cannot guarantee we will complete construction of all or any portion of our projects or any future strategic growth initiatives on time or within our cost estimates, if at all, due in part to the ongoing challenges to the global supply chain, the implementation of new tariffs and more restrictive trade policies, increased inflation and changing conditions within the United States labor market.
Under certain circumstances, our lessees will have the right to terminate the lease if there are significant delays in the completion of construction, subject to extension for force majeure events and certain tenant delays. If we experience delays in the construction process or are unable to complete construction within our anticipated costs estimates, we may not generate sufficient revenues to fund our liquidity needs, including payment of principal and interest on the notes.
Development and construction delays, cost overruns, changes in market circumstances, environmental or community constraints and other factors may have a material adverse effect on our operations, expansion plans, financial position and financial performance. We will continue to review our expansion plans in light of evolving market conditions. Any such delays, and any failure to execute the construction of our data centers, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our tenants’ guarantees and other backstop arrangements under our leases will only be effective after rent commencement under such leases and are subject to certain limitations, like event of default triggers or caps.
Our tenants’ guarantees of their obligations under the leases are only effective following the rent commencement date of such lease and are subject to certain limitations, like event of default triggers or caps on liability. If the leases do not commence as of their targeted rent commencement date, then the guarantee under such lease will not become effective until the completion of the data center. If completion of the data centers are delayed, our tenants may have the right to terminate their lease. Such termination events would not trigger the tenants’ guarantee either. While we believe they are unlikely to occur, there are other events of default or termination events that may result in the termination of the leases without triggering a tenant guarantee, including in the event a tenant purports to terminate their lease without having the ability to do so. In addition, if we have a disagreement with our tenants about whether their guarantee has been triggered, there can be no assurance that they will honor their guarantee in a timely manner or at all. If a guarantee has been triggered, they are subject to certain caps on such guarantor’s liability, which may limit the amount of tenant’s obligations that are guaranteed. Any of the foregoing could also trigger defaults under our project-level debt facilities, which could result in the foreclosure of a facility.
Any of the foregoing could have a material adverse effect on our business, financial condition, cash flows and results of operations.
Geopolitical risks, including war, terrorism, trade disputes and sanctions, could adversely affect our business and supply chain.
Our business is subject to risks arising from geopolitical instability, including war, armed conflict, acts of terrorism, trade disputes, economic sanctions and other international developments. These events can disrupt global supply chains, increase costs for equipment and materials, affect the availability and cost of financing, create uncertainty in energy markets and adversely affect economic conditions generally.
A significant portion of the solar photovoltaic panels, inverters, transformers, turbines, battery storage systems and other equipment used in our projects is manufactured outside the United States, including in countries that may be subject to trade restrictions, tariffs, or sanctions. Geopolitical tensions, including ongoing trade disputes between the United States and China, have resulted in tariffs and other restrictions on imports of solar equipment that have increased costs and created uncertainty regarding the availability and pricing of key components. The imposition of additional tariffs, sanctions, or trade restrictions, or the escalation of geopolitical conflicts, could further disrupt our supply chain, delay our projects and increase our costs.
Armed conflicts, such as the wars in Ukraine and Iran, can affect global energy markets, commodity prices and supply chains. Terrorist attacks or other acts of violence could damage our facilities, disrupt our operations, or create broader economic instability. Sanctions or export controls imposed by the United
States or other countries could restrict our ability to source equipment, engage with certain counterparties, or operate in certain markets. Additionally, our data center customers may be affected by geopolitical developments that reduce their demand for our infrastructure services.
We depend on key personnel, including our Co-Chief Executive Officers and our ability to attract, train and retain qualified employees is critical to our success.
Our success depends in large part on the continued service and performance of our senior management team, including Rich Hossfeld and Abhijeet Sathe, our Co-Chief Executive Officers and other key employees, including those with expertise in power generation development, data center and AI infrastructure operations, project finance, development, interconnection, design, commercialization, construction and engineering. The relationships and reputation that each of Mr. Hossfeld, Mr. Sathe and other members of our senior management team have established and maintain with state and federal government agencies and hyperscalers contribute to our ability to maintain strong customer relationships, identify new business opportunities and provide the level of service our customers expect in a timely and efficient manner. The loss of any of our senior management team could disrupt our operations, delay the development of our projects and adversely affect our ability to execute our business strategy.
Competition for qualified and skilled personnel in the power generation and data center and AI infrastructure industries is significant, and we may not be able to attract, train, retain or motivate key employees. Often, significant amounts of time and resources are required to train technical, sales and other personnel. Further, significant amounts of time and resources are required to train technical, sales and other personnel, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who can meet our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation to do
so. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. If we are unable to attract and retain the talent required to operate and grow our business, our business, financial condition and results of operations could be materially adversely affected.
We do not own most of the land on which our projects are located, and we are subject to risks related to ground leases, easements and other real property interests.
We do not own most of the land underlying our solar and storage projects. Instead, we typically lease land from private landowners, governmental entities, or other third parties pursuant to long-term ground leases, including the DOE lease. Our ground leases generally have initial terms of 20 to 35 years, with options to renew, and require us to make periodic rental payments that may be subject to escalation over time.
Our reliance on leased land exposes us to a number of risks, including:
•Lease expiration and renewal risk. Our ground leases may expire before the end of the useful life of our projects, and we may not be able to renew or extend the leases on acceptable terms, or at all. If we are unable to renew a ground lease, we may be required to remove our equipment and restore the land, which could result in significant costs and the loss of the project.
•Landowner disputes. We may experience disputes with landowners regarding lease terms, rental payments, land use, access rights, or other matters. Such disputes could disrupt our operations, require us to incur legal expenses, or result in unfavorable outcomes that affect our ability to operate our projects.
•Title and encumbrance risks. The land underlying our projects may be subject to title defects, liens, encumbrances, or other claims that could affect our ability to use the land or our rights under the ground leases. We conduct title searches and obtain title insurance for our projects, but our title insurance may not cover all defects or provide sufficient coverage for our losses.
•Easement and access risks. Our projects require easements and rights-of-way for access roads, transmission lines and other infrastructure. We may not be able to obtain or maintain the necessary easements on acceptable terms, or disputes may arise regarding the scope or use of our easement rights.
•Condemnation and eminent domain. Government authorities may seek to acquire all or a portion of the land underlying our projects through eminent domain or condemnation proceedings. Such actions could disrupt our operations, reduce our generating capacity, or result in the loss of a project.
•Environmental and land use restrictions. The land underlying our projects may become subject to new environmental or land use regulations that restrict our operations or require us to incur additional costs for compliance.
Certain ground leases and related real property arrangements may include cure and termination provisions that create additional site-control risk. For example, failure to cure rent payment defaults within applicable cure periods could permit a landowner to seek termination, and certain governmental leases or rights-of-way may include stricter default regimes under which repeated breaches may result in immediate default without a cure period. If we lose, or are restricted in using, site control, easements, transmission line rights, or similar real property interests, we may be unable to operate, complete or finance the affected project on the terms or timeline we expect.
Any of these risks could adversely affect our ability to operate our projects and could have a material adverse effect on our business, financial condition and results of operations.
Our projections and estimates regarding solar resource, construction costs, financing costs, equipment performance and customer demand are subject to inherent uncertainty.
Our business decisions, including decisions to develop new projects, enter into PPAs and other offtake agreements, and commit capital, are based on various projections and estimates that are inherently uncertain. These include:
•Solar resource estimates. We rely on historical solar irradiance data, satellite imagery and modeling to estimate the solar resource at our project sites. Actual solar conditions may vary significantly from our estimates due to weather patterns, climate change, atmospheric conditions, or other factors, which could result in lower-than-expected electricity generation and revenues.
•Construction cost estimates. We estimate construction costs based on equipment pricing, labor rates, site conditions and other factors that may change between the time we commit to a project and the time construction is completed. Actual construction costs may exceed our estimates due to supply chain disruptions, inflation, labor shortages, unforeseen site conditions, design changes, or other factors.
•Financing costs and interest rate risk. We will require significant additional capital to construct and complete certain of our projects, and we may not be able to secure such financing on time with acceptable terms for interest rate pricing, fees, or other structural terms, or at all, which could cause delays in our construction, lead to inadequate liquidity and increase overall costs. Any delays in construction could prevent us from commencing operations when we anticipate and could prevent us from realizing anticipated cash flows, all of which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, financing requirements, liquidity, prospects and the price of our common stock.
•Equipment performance projections. We rely on manufacturer specifications and warranties, industry studies and our own experience to project the performance and degradation rates of solar panels, inverters, battery storage systems and other equipment. Actual equipment performance may be lower than our projections due to manufacturing defects, installation issues, environmental conditions, or other factors.
•Customer demand forecasts. Our development strategy is based on projections of demand for AI compute infrastructure that are inherently uncertain. If demand for AI infrastructure does not grow as we anticipate, if technological changes reduce the power requirements of AI systems, or if other events occur that decrease the demand for AI infrastructure, our projections may prove to be inaccurate.
If our projections and estimates prove to be inaccurate, we may experience lower revenues, higher costs, or reduced returns on our investments, which could adversely affect our business, financial condition and results of operations. Additionally, inaccurate projections could affect our ability to comply with the terms of our offtake agreements, financing arrangements, or other contractual obligations which could require us to pay significant penalties or allow our counterparties to terminate such agreements with us, which could materially adversely affect our business, financial condition and results of operations.

Inflation and rising costs could adversely affect our business, financial condition and results of operations.
Inflation and rising costs for labor, equipment, materials and services could adversely affect our business.
We have experienced and may continue to experience, cost increases for solar panels, battery storage systems, transformers, inverters, steel, copper and other materials and equipment used in our projects.
Labor costs have also increased due to demand for skilled workers in the renewable energy and construction industries.
While we attempt to mitigate the impact of inflation through fixed-price contracts, equipment procurement agreements and other measures, we may not be able to fully pass through cost increases to our customers, particularly under long-term PPAs with fixed or limited price escalation provisions. Additionally, inflation may increase our operating and maintenance costs, insurance premiums, land lease payments and other expenses.
If the current rate of inflation continues or accelerates, our costs may increase faster than our revenues, which could compress our margins and adversely affect our profitability. Higher inflation may also lead to increased interest rates, which could increase our borrowing costs and reduce the availability of financing for our projects, and have similar financing pressures on our customers. Any of these factors could adversely affect our business, financial condition and results of operations.
We have in the past, and may in the future, enter into collaborations, joint ventures or strategic transactions with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, financial condition and prospects could be adversely affected.
From time to time, we have pursued, and may continue to pursue joint ventures or other strategic transactions or investments to expand our business. Our partners may have, or may develop, interests or objectives that are different from, or in conflict with, our objectives, which could have a negative impact on the success of our projects. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on our partners’ financial condition, and disputes between us and our partners. Our partners may have, or may develop, interests or objectives that are different from, or in conflict with, our objectives, which could have a negative impact on the success of our projects.
Further, identifying strategic relationships with third parties, and negotiating and documenting relationships with them, may be time-consuming and complex and may distract management. Moreover, we may be delayed, or may not be successful, in achieving the objectives that we anticipate as a result of such strategic relationships. In evaluating counterparties in connection with collaborations or strategic alliances, we consider a wide range of economic, legal and regulatory criteria depending on the nature of such relationship, including the counterparties’ reputation, operating results and financial condition, operational ability to satisfy our and our customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to us or to our customers and licensure and compliance status. Despite this evaluation, third parties may still not meet our or our customers’ needs which may adversely affect our ability to deliver solutions and services to customers and may adversely impact our business, operating results, financial condition and prospects. Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances.
Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete or to grow our revenue could be impaired and our business, operating results, financial condition and prospects could be adversely affected.

Negative publicity about us, SoftBank, OpenAI or other third parties we work with, or about the wider data center and AI infrastructure industry, including concerns regarding energy consumption, water usage, environmental impact and community disruption, could adversely affect our ability to develop and operate our projects, harm our reputation and materially and adversely affect our business, financial condition and results of operations.
Negative publicity about our company, our integrated business model, solutions, or services, SoftBank or its affiliates, OpenAI or its affiliated entities, or the data center and AI infrastructure industry generally, even if inaccurate or untrue, could adversely affect our reputation and the confidence in our business, which could harm our business, operating results, financial condition and prospects. We operate within the broader ecosystem of OpenAI and its partners, and negative publicity regarding OpenAI, its technology, its leadership, or its business practices could adversely affect public and governmental perception of our projects and operations, even where our business is not directly implicated. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, consultants, suppliers and outsourced service providers, failures of our facilities, or adverse actions taken by SoftBank or its affiliated entities or by OpenAI or its affiliated entities. Additionally, negative publicity with respect to our partners, investors, or service providers could also affect our business, operating results, financial condition and prospects to the extent that we rely on these partners or if our customers or prospective customers associate our company with these parties. From time to time, political and public sentiment may result in a significant amount of adverse press coverage and other adverse public statements affecting us. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials, internal investigations, or legal claims. Addressing any adverse publicity, governmental scrutiny, enforcement, or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on our reputation, on the morale and performance of our employees, and on our relationships with regulators, customers and other counterparties. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on our business, financial condition, results of operations and prospects.
Further, our data center and energy infrastructure projects require permits, entitlements and approvals from various federal, state and local governmental agencies, including permits and entitlements related to zoning, land use, environmental compliance and utility interconnection. There continues to be increasing public scrutiny and concern regarding the potential environmental impact of large-scale data center operations, including substantial consumption of electricity and water. Community groups, environmental organizations, neighboring landowners, and other stakeholders have in certain jurisdictions opposed, or may in the future oppose, the development and operation of data center facilities due to concerns about energy usage, potential for strain on local power grids, noise, water consumption and broader environmental impact. Governmental authorities have in the past imposed moratoria on data center development, citing concerns about energy usage and requiring new data centers to meet energy efficiency requirements, and similar restrictions could be imposed in jurisdictions where we seek to develop our projects. In addition, negative public sentiment regarding the AI industry—including concerns about the societal implications of AI, its energy intensity and the pace of deployment—could result in adverse publicity, regulatory scrutiny, or political opposition that makes it more difficult for us to site, permit and construct our facilities. Our ability to develop new projects depends in part on maintaining constructive relationships with the communities in which our projects are located, including local government bodies, regulatory authorities and community stakeholders. Any failure to obtain or maintain the requisite community and governmental support for our projects could delay or prevent the development and construction of our data center and energy infrastructure projects on our anticipated schedule, at our anticipated cost, or at all, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We maintain insurance policies covering our properties, operations, directors and officers and other aspects of our business. However, our insurance coverage may not be sufficient to cover all losses or liabilities we may incur. Our policies are subject to deductibles, coverage limits, exclusions and other limitations that could result in us bearing a substantial portion of any loss. Certain categories of risk may be difficult or impossible to insure against at reasonable cost, or may be subject to significant coverage limitations or exclusions. In particular, insurance coverage for cybersecurity incidents, including ransomware attacks, data breaches and business email compromise, may be limited, subject to sub-
limits, or unavailable for certain categories of losses such as regulatory fines, reputational harm, or costs arising from nation-state attacks. Insurance coverage for losses arising from pandemics, acts of terrorism, war, or other force majeure events may similarly be excluded or subject to restrictive terms. Our directors and officers liability coverage and professional liability coverage are subject to policy limits that may be insufficient in the event of significant securities litigation, regulatory proceedings, or other claims.
Our operations are subject to hazards and risks normally associated with the daily operations of energy infrastructure facilities, including equipment failures, electrical faults, fire, workplace accidents and environmental contamination. The occurrence of any event that is not entirely covered by our insurance policies may result in interruption of our operations, subject us to significant losses or liabilities and damage our reputation as a provider of infrastructure services.
In addition, the cost of insurance may increase significantly in the future, which could adversely affect our results of operations. The insurance market has experienced periods of tightening in which premiums increase, terms become more restrictive and capacity is reduced across multiple lines of coverage.
Geopolitical instability, inflationary pressures and evolving regulatory requirements may further contribute to rising insurance costs or reduced availability of coverage. If we are unable to maintain adequate insurance coverage at commercially reasonable rates, we may be required to self-insure certain exposures or accept coverage gaps that could leave us exposed to material losses. Losses in excess of our insurance coverage, or losses not covered by insurance, could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to make strategic acquisitions or successfully integrate them into our business which could adversely affect our business, financial condition and results of operations.
As part of our business strategy, we have made and may continue to pursue strategic acquisitions of businesses that complement our business. There is no assurance that any businesses we acquire will be successfully integrated into our business or generate substantial revenue.
Acquisitions involve numerous risks, any of which could harm our business and negatively affect our business, financial condition and results of operations, including:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•failure or material delay in closing a transaction;
•transaction-related lawsuits or claims;
•difficulties in integrating the technologies, operations, existing customer agreements, and personnel of an acquired company;
•difficulties in retaining key employees, customers, or business partners of an acquired company;
•challenges with integrating the brand identity of an acquired company with our own;
•diversion of financial and management resources from existing operations or alternative acquisition opportunities;
•failure to realize the anticipated benefits or synergies of a transaction;
•failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
•risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment cannibalizes a portion of our existing business; and
•adverse market reaction to an acquisition.
If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, enabling services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition, and results of operations could be adversely affected.
RISKS RELATED TO GOVERNMENT INCENTIVES AND TAX MATTERS
Our business depends significantly on government incentives that support renewable energy development, and the reduction, elimination, modification or expiration of such incentives could materially adversely affect our business.
Construction and operation of our solar photovoltaic power plants and energy storage facilities has benefited, and is expected to continue to benefit, from public policies and government incentives that support renewable energy production. Our projects have benefited from ITCs under Section 48 of the
Code including for the energy community adder and domestic content adder. In addition, under the One
Big Beautiful Bill Act (the “OBBBA”), which was signed into law on July 4, 2025, the clean energy production credit and clean energy investment credit under Sections 45Y and 48E of the Code, respectively, for solar and wind projects are subject to an accelerated termination schedule. Solar and wind projects must either begin construction on or before July 4, 2026 or be placed in service on or before
December 31, 2027 to qualify for these credits. While we believe the large majority of our current solar and battery energy storage pipeline has satisfied applicable safe harbor requirements for purposes of establishing the beginning of construction under current U.S. Internal Revenue Service (“IRS”) guidance, these legislative changes may nonetheless affect the availability and economics of tax equity financing for later-stage portions of our development pipeline and for future projects that have not yet commenced construction. A reduction in available tax equity or a contraction in investor appetite for energy and digital infrastructure assets could constrain our growth or reduce expected returns on deployed capital.
In addition, we are currently developing, and may in the future construct and operate, gas-fired generation facilities at significant scale. While we expect that our gas-fired generation assets will benefit from accelerated depreciation deductions, including bonus depreciation under the Modified Accelerated Cost
Recovery System (“MACRS”), recent and future changes in tax law, and any further legislative modification or elimination of accelerated depreciation for gas-fired power generation assets, could materially reduce the after-tax economics of these projects, increase our cost of capital and adversely affect our ability to finance the development and construction of gas-fired generation on favorable terms.
Changes to government policies supporting renewable energy or gas-fired generation, or any reduction in or elimination of government incentives, could adversely affect our business in multiple ways:
•reduce the economic viability of our projects and cause us to reduce construction of new projects;
•decrease the attractiveness of renewable power generation to potential offtakers, reducing demand for our power;
•result in increased financing costs and difficulty in obtaining financing on acceptable terms; and

•put us at a competitive disadvantage compared to businesses using other energy sources or that have access to alternative financing structures.
In addition, pursuant to recently enacted legislation, photovoltaic solar and BESS facilities are subject to construction commencement and placed-in-service deadlines in order to qualify for ITCs and other related incentives. New foreign entity of concern (“FEOC”) requirements also restrict availability of credits to qualified facilities if the entity that owns the facility has certain relationships with or makes certain payments to prohibited foreign entities, or if the percentage of components in the facility manufactured by prohibited foreign entities exceeds specified thresholds. The OBBBA also created new limitations and
FEOC restrictions relating to the direct or indirect ownership, influence, or control of U.S. clean energy projects by, and the inclusion of equipment and components within U.S. clean energy projects provided by, citizens of and entities organized under the laws of certain non-U.S. countries, including the People's
Republic of China. While we are not an FEOC (and do not expect to be an FEOC following this offering), these regulations may nonetheless be applicable to us. These restrictions may negatively affect the competitiveness of our solar projects and could reduce the number of new projects and result in a significant reduction in demand for our services. These changes may also affect the availability and economics of tax equity financing for portions of our development pipeline, which has historically been a critical source of capital for our photovoltaic solar and BESS projects.
In addition to federal incentives, our power generation and data center projects directly benefit from various state-level incentives, programs and regulatory frameworks that support renewable energy development and data center investment. In Texas, we have obtained property tax abatements for certain of our solar projects under Chapter 313 (now repealed and replaced by Chapter 403) of the Texas Tax
Code and similar local incentive programs, which significantly reduce project operating costs during the abatement period. Our data center projects also benefit from state and local economic development incentives, including property tax abatements, sales tax exemptions on qualifying equipment and infrastructure, and other economic incentive agreements offered by state and local governments to attract data center investment. Changes to Texas tax abatement programs, the expiration of existing abatements, or our inability to qualify for future abatements could increase our operating costs and reduce project returns for both our photovoltaic solar and data center projects. In California, our projects benefit from the state’s Renewables Portfolio Standard (“RPS”), which requires utilities to procure a specified percentage of electricity from eligible renewable sources, and from resource adequacy (“RA”)
requirements that create demand for capacity from renewable generators. Changes to California’s RPS targets, modifications to RA program rules, or shifts in regulatory priorities could reduce offtake opportunities or adversely affect pricing for our California projects. State-level renewable energy and data center incentive policies vary significantly and are subject to change based on political, budgetary and regulatory factors, and any reduction or elimination of state incentives or supportive regulatory frameworks could adversely affect the economics of our existing projects and the viability of future development.
The PORTS Technology Campus depends in part on funding commitments from the U.S. federal government and Japanese institutional participants that are subject to political and budgetary processes and other conditions, and there can be no assurance that such funding will be provided on the anticipated timeline, in the anticipated amounts, or at all.
In July 2025, the Trump administration publicly announced the U.S. and Japan Strategic Partnership, pursuant to which the U.S. federal government announced a commitment of $33 billion to fund the development and construction of 9.2 GW gas-fired generation facilities at our PORTS Technology
Campus. The gas-fired generation facilities are expected to be funded by Japanese institutional participants and are being developed by one of our affiliates that is not a subsidiary. We are not a party to, and do not expect to become a party to, any agreement relating to the U.S. and Japan Strategic
Partnership, and we do not expect to receive any funding directly under the partnership. We do not anticipate that we will own or operate the gas-fired generation facilities, although we may provide limited development services, construction management or operational services with respect to the facilities, none of which has been agreed to as of the date of this prospectus. Implementation of the announced commitment is subject to significant uncertainties, including the negotiation and execution of definitive agreements with one or more federal agencies, regulatory approvals, environmental reviews and national security determinations that are beyond our control, and actions or approvals by the government of Japan or Japanese institutional participants. Changes in U.S. or Japanese government policy, budgetary priorities, or political leadership could result in modification, delay, reduction, or withdrawal of funding. In addition, counterparties to such agreements may exercise rights or make decisions relating to the project that could affect the viability of the project and, consequently, the associated data center. If the anticipated funding is not provided on the expected timeline, in the amounts anticipated, or at all, development of the gas-fired generation facilities may not occur on the anticipated schedule or cost, the generation plants may need to seek alternative financing that may not be available on favorable terms, and the scope, capacity or timeline of the PORTS Technology Campus could be materially reduced or delayed, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
While we do not anticipate that we will own or operate the gas-fired generation facilities, the campus will require significant amount of power and there can be no assurance that alternative sources of power will be available on a timely basis and on commercially reasonable terms, or at all. Our ability to commission and operate the PORTS Technology Campus is dependent on the availability of adequate power supply and any material reduction in the capacity or material delay to the timeline of the PORTS Technology
Campus could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may face significant delays and global supply chain disruptions in connection with our anticipated PORTS Technology Campus, which could materially impact project timelines and costs.
Our anticipated PORTS Technology Campus requires timely procurement of gas turbines, transformers, power electronics, heating-ventilation-and air conditioning systems and modular data center elements—
many of which originate from international vendors. While we have access to what we believe will be the necessary amount of gas turbines, there can be no assurance that we will be able to receive such turbines on time, or at all. Geopolitical conflict, trade restrictions and tariffs, maritime shipping delays, or semiconductor shortages may delay site readiness, reduce operational capacity, or force reprioritization of development phases. In addition, recent global supply chain disruptions have increasingly affected both the availability and cost of raw materials, component manufacturing and deliveries. These disruptions may result in delays in equipment deliveries and cost escalations that could adversely affect our business.
Prolonged disruptions in the supply of any of our key materials or components, difficulty finding qualifying new sources of supply, implementing the use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner. Such prolonged disruptions could also cause us to experience cancellations or delays of scheduled launches, tenant cancellations or reductions in our prices and margins, any of which could harm our business, financial condition, results of operations and cash flows.
The scale and complexity of the PORTS Technology Campus exposes us to construction and logistics risks at each development phase. The availability of critical path equipment such as heat exchangers, reactor modules, turbines, switchgear and gas infrastructure is subject to global supply chain variability and vendor capacity.
We do not have manufacturing assets and will rely on third-party manufacturers and construction firms to build out the PORTS Technology Campus. Moreover, we will be significantly dependent on future supplier capability to meet production demands attendant to our forecasts. If our supply chain cannot meet the schedule demands of the market, our projected sales revenues could be materially impacted. Shortages in skilled labor, construction permitting delays, inclement weather, or force majeure events could delay or halt construction, which could trigger certain damages on our agreement. Each delay can cause cascading impacts on integration, interconnection and move-in schedules, reducing our ability to generate revenue or meet certain milestones.

High demand for, constraints on the supply of, and increasing costs for industrial scale gas-fired turbines could lead to significant delays in our ability to develop the natural gas fired power generation infrastructure we will need to achieve our power delivery goals on the schedule we are projecting.
The PORTS Technology Campus expects to include up to 10 GW of new generation, including approximately 9.2 GW in gas fired power, with the potential to deploy in excess of that amount. Industrial scale gas fired turbines are in high demand in the United States and globally for grid power generation, new and expanded LNG facilities and AI hyperscalers, creating significant delays in delivery as well as increasing costs. This increase in demand for gas-fired combustion turbines, after years of little or no demand for new gas-fired combustion turbines, appears to have significantly outstripped available supply, resulting in reports of lead-times for delivery of new gas-fired combustion turbines of up to seven years.
Although we have access to turbine reservations that meet our project timelines, we could nonetheless experience significant delays and increased costs in obtaining the necessary gas fired turbines, which could adversely affect our ability to meet milestone deadlines, which could materially and adversely affect our business.
Our tax equity financing arrangements are subject to recapture risks and other adverse tax consequences.
We have financed a significant portion of our operating projects through tax equity partnerships in which tax equity investors receive tax benefits, including ITCs, depreciation deductions and allocations of income and loss. If a recapture event occurs within the five-year period after a project is placed in service, we may be required to indemnify our tax equity investors for the reduction, denial or recapture of ITCs.
Recapture events may be triggered by events within the meaning of Section 50 of the Code, or breaches of representations, warranties or covenants by us or our affiliates that result in reduction, denial or recapture of ITCs. In addition, a major casualty event — such as a hail storm, severe convective storm, fire, or other natural disaster — that causes a project to be taken out of service or materially impaired within the applicable five-year recapture period could trigger ITC recapture obligations to our tax equity investors. Certain of our projects, including our solar facilities in Milam County, Texas, are located in regions subject to elevated natural catastrophe risk, increasing the likelihood of increased insurance coverages or physical damage that could trigger recapture or other adverse consequences for our tax credit positions. If a recapture event occurs and our tax credit insurance is insufficient to cover the resulting indemnification obligation, we would be required to fund the shortfall from our own resources.
Any such recapture, or indemnification obligation could have a material adverse effect on our financial condition, liquidity and results of operations.
Our dependence on tax equity financing exposes us to risks related to the availability and terms of tax equity capital, regulatory and structural uncertainties affecting partnership-based tax equity arrangements and restrictive operational covenants.
Tax equity financing has been a critical source of capital for our solar and battery energy storage projects.
Since inception through March 31, 2026, we had raised nearly $4 billion in tax equity financing, and we expect to continue to rely on tax equity partnerships and tax credit transfers to fund a significant portion of our development pipeline. The tax equity market is concentrated among a limited number of large financial institutions whose appetite for tax equity investments is driven primarily by their own taxable income, regulatory capital requirements and Community Reinvestment Act obligations. A decline in the taxable income of these institutions — whether caused by an economic downturn, changes in financial regulation, increased regulatory capital requirements, or other factors — could significantly reduce the pool of available tax equity capital, increase the cost of tax equity financing, or result in less favorable terms for project sponsors such as us. In addition, the enactment of the OBBBA and the accelerated termination schedule for clean energy tax credits, together with broader uncertainty regarding the future of clean energy tax policy, have contributed to a contraction in the tax equity market, reducing both the availability of tax equity capital and the willingness of investors to commit to new transactions. We may also face increased competition for a shrinking pool of tax equity capital from other renewable energy developers and project sponsors. Any prolonged reduction in the availability of tax equity financing, or a material increase in the cost or restrictiveness of tax equity terms, could constrain our ability to finance new projects, delay construction timelines, reduce project-level returns, and have a material adverse effect on our business, financial condition and results of operations.
Our tax equity financing arrangements are structured as partnerships in which allocations of tax benefits, income, losses and cash distributions are governed by complex contractual provisions. These partnership structures are subject to evolving regulatory oversight by the IRS and the U.S. Department of the
Treasury, and there can be no assurance that current IRS guidance, including safe harbors governing partnership flip structures, will remain in effect or will not be modified, revoked, or interpreted in a manner adverse to our interests. The IRS or Treasury could issue adverse guidance regarding the characterization of tax equity arrangements, challenge the allocation of tax benefits under existing partnership structures, or seek to recharacterize tax equity investments as debt rather than equity for federal income tax purposes, any of which could fundamentally alter the economics of our existing and future tax equity arrangements. In addition, our tax equity partnership agreements impose extensive ongoing operational covenants, including requirements to maintain the tax status of our projects, restrictions on transfers and changes of control, reporting and compliance obligations, and prohibitions on specified actions that could jeopardize tax benefits. Inadvertent non-compliance with these covenants could trigger buyout obligations, put rights, or other remedies in favor of our tax equity investors, which could require us to acquire our investors’ partnership interests at a premium or on other unfavorable terms, potentially at times when we may not have sufficient liquidity to fund such obligations. Any of the foregoing risks — including adverse regulatory developments, recharacterization of partnership structures, or covenant-related liabilities — could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Changes in tax laws, including the repeal, modification, or expiration of tax credits and other tax incentives, could have a material adverse effect on our business, financial condition, and results of operations.
Our business depends significantly on tax credits, deductions and other tax incentives available under the
Code, including ITCs under Section 48, clean energy investment credits under Section 48E, clean energy production credits under Section 45Y, accelerated depreciation, and the ability to transfer tax credits pursuant to Section 6418 of the Code. Congress could repeal, further modify, or allow to expire some or all of the tax credits and incentives on which our projects depend, and there can be no assurance that existing tax benefits will remain available at current levels, or at all. In addition, new income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or existing tax laws could be interpreted, changed, modified or applied adversely to us.
Under OBBBA, which was signed into law on July 4, 2025, the clean energy production credit and clean energy investment credit under Sections 45Y and 48E of the Code for solar and wind projects are already subject to an accelerated termination schedule — projects must either begin construction on or before
July 4, 2026 or be placed in service on or before December 31, 2027 to qualify. Future legislative action could impose additional restrictions, further accelerate termination timelines, reduce credit amounts, or eliminate these incentives entirely. In addition, if there is a tax law change that repeals, amends or modifies Section 6418 of the Code in a manner that prohibits or adversely affects our ability to transfer
ITCs or other tax credits with respect to a project, the value of tax benefits to our tax equity investors may be reduced, and our ability to monetize tax credits — a critical component of our project economics and financing structures — could be materially impaired. The value of accelerated depreciation deductions, including bonus depreciation under the MACRS, is also subject to legislative change, and any further legislative modification or elimination of accelerated depreciation for energy infrastructure assets, could reduce the after-tax economics of our projects and increase our cost of capital.
Any such changes in tax law could reduce the economic viability of our existing projects, decrease investor appetite for tax equity financing, increase our cost of capital, put us at a competitive disadvantage and require us to restructure existing financing arrangements. The likelihood of any such changes being enacted is uncertain, and we are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our tax equity investors, our customers or our suppliers, including as a result of related uncertainty, these changes could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our ability to use NOLs and certain other tax attributes to offset future taxable income may be limited.
We currently have substantial U.S. federal net operating loss (“NOL”) carry forwards and other state tax attributes. Our ability to use these tax attributes to reduce our future U.S. federal and state income tax obligations depends on many factors, including our future taxable income, the timing of which is uncertain. In addition, our ability to use NOL carryforwards and other tax attributes may be subject to limitations under Section 382 of the Code and corresponding provisions of state law.
Under Section 382 of the Code and corresponding provisions of state law, if a corporation, such as us, undergoes an ownership change, which is generally defined as a greater than 50 percent change in its equity ownership by stockholders who own, directly or indirectly, 5 percent or more of its common stock
(or are otherwise treated as “5-percent shareholders” under Section 382 of the Code) over a three-year period, our ability to utilize U.S. NOL carryforwards and other tax attributes may be limited. It is possible that an ownership change may have occurred or may occur in the future, which may materially impact our ability to use our U.S. NOL carryforwards and other tax attributes to reduce U.S. federal and state taxable income. Such limitation could adversely affect our results of operations, financial position and cash flows.
Geopolitical tensions involving China and Taiwan could disrupt the supply of semiconductors to our customers and reduce demand for our data center infrastructure.
Our business model is to develop, construct and operate data center facilities and power infrastructure;
we do not provide computing hardware or offer compute-as-a-service. Our core turnkey scope ends at the rack — customers bring their own semiconductors, servers and related computing equipment to deploy within our facilities. As a result, our business depends in significant part on our customers’ ability to procure the advanced semiconductors, including GPUs, central processing units (“CPUs”) and other specialized AI chips, necessary to populate and utilize the data center capacity we deliver.
A significant portion of the world’s advanced semiconductor manufacturing capacity is concentrated in
Taiwan, particularly at Taiwan Semiconductor Manufacturing Company (“TSMC”) and other foundries that produce chips for our customers and their technology suppliers. Any escalation in geopolitical tensions between China and Taiwan, including a military conflict, blockade, economic coercion, or other hostile action, could severely disrupt semiconductor manufacturing and supply chains, resulting in shortages, extended lead times, or the inability for our customers to procure the computing hardware necessary to occupy our facilities. If our customers are unable to obtain sufficient semiconductors to deploy computing capacity within our data centers, they may delay or reduce their lease commitments, defer planned expansions, or seek to renegotiate or terminate existing lease arrangements, any of which could adversely affect our revenues and financial condition.
In addition, the U.S. government has imposed, and may continue to impose, export controls, trade restrictions and sanctions targeting China’s semiconductor industry, which could provoke retaliatory measures affecting the supply of components, rare earth materials, or other inputs critical to semiconductor manufacturing. China controls a significant share of the global supply of certain rare earth elements and other materials used in chip fabrication, and any restriction on the export of such materials could further constrain global semiconductor supply and exacerbate the risks to our customers’ ability to source computing hardware.
A prolonged disruption in semiconductor supply could broadly reduce demand for new data center capacity across the industry if hyperscaler customers and other AI compute operators are unable to procure the hardware necessary to utilize additional facilities. Reduced demand could make it more difficult for us to commercialize new phases of our development pipeline, could impair the economic viability of projects under development, and could intensify competition among data center developers for a smaller pool of customer commitments. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to execute our development strategy.
RISKS RELATED TO GOVERNMENTAL REGULATION AND LEGAL MATTERS
Prior authorization from the FERC may be required for certain investments.
Because we own subsidiaries that are “public utilities” under the Federal Power Act (“FPA”), we must (i)
obtain prior authorization from FERC to transfer, sell or otherwise directly or indirectly dispose of 10% or greater of our voting securities or the voting securities in any of our public utility companies or (ii) qualify for a blanket authorization granted by FERC order or available under FERC’s regulations. Similar restrictions imposed by the FPA apply to a purchaser of our securities who is a holding company under the Public Utility Holding Company Act of 2005 (“PUHCA”) in a holding company system that includes a transmitting utility or an electric utility. Accordingly, as a general matter, absent prior authorization by
FERC or qualification for a blanket authorization granted by FERC order or available under FERC’s regulations, no purchaser, together with its affiliates (as defined in FERC’s regulations), may acquire, whether in this offering, subsequent offerings by us or any of our stockholders, including in open market transactions or otherwise, 10% or more of our issued and outstanding securities or otherwise acquire control over us, including by virtue of the ability to appoint a non-independent board member to our board of directors. A violation of these requirements by us as seller, or an investor as a purchaser of our securities, could subject the party in violation to civil or criminal penalties under the FPA, including possible sanctions and FERC rendering the transaction void. Additionally, holders of our common stock should manage their investment in us in a manner consistent with the FPA’s requirements.
We are subject to extensive federal regulation as a public utility holding company, and failure to comply with FERC requirements could result in material penalties, loss of market-based rate authority and adverse effects on our operations.
Our operations are subject to extensive regulation by various federal, state and local governmental agencies, including FERC, the U.S. Department of the Treasury, state public utility commissions and environmental agencies. Changes in the legal and regulatory environment affecting our operations could adversely affect our financial performance, and compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines and/or civil or criminal liability and/or the loss of exemption from certain types of regulation.
Each of the project subsidiaries that own operational power generation or storage projects in our portfolio satisfies the requirements for status as an “Exempt Wholesale Generator,” or EWG, as defined under
PUHCA.  We and our holding company subsidiaries that own such project subsidiaries are entitled to exemptions from the federal books and records access provisions of PUHCA so long as such project subsidiaries maintain such EWG status and any future project subsidiaries that own power generation or storage projects obtain and maintain similar status or otherwise obtain an exemption from such regulation.
Certain of our project subsidiaries are subject to regulation as “public utilities” under the FPA, including regulation of rates and issuances of debt or securities. The ability of an operational project subsidiary that is subject to and not otherwise exempt from regulation as a public utility under the FPA to charge the negotiated rates contained in its PPA is subject to that operational project subsidiary’s maintenance of its general authorization from FERC to sell electricity at market-based rates. Each of the operational project subsidiaries that are public utilities has obtained or applied for such market-based rate authorization and associated blanket authorizations and waivers from FERC under the FPA, which allows (or is expected to allow) such project subsidiaries to sell electric energy, capacity and specified ancillary services at wholesale at market-based (i.e., negotiated) rates, instead of cost-of-service rates, and allows or is expected to allow these subsidiaries blanket authorization to issue debt or securities. Having market-

based rate authorization requires our public utility subsidiaries to make ongoing public reports to FERC concerning their power contracts and sales and file updates with FERC on facts related to ownership, affiliation and market power, including regular updates in certain regions of the United States, and whenever a change in affiliation occurs or certain new projects come online. Our public utility subsidiaries’
market-based sales are also subject to certain rules prohibiting manipulative or deceptive conduct, and
FERC may revoke or suspend a subsidiary’s market-based rate authorization if it determines that, together with its affiliates, the project subsidiary can exercise market power in transmission or generation, create barriers to entry, or has engaged in abusive affiliate transactions.
Failure to comply with applicable regulatory requirements may result in the imposition of criminal or civil penalties of up to approximately $1.58 million, per violation per day, adjusted annually for inflation, and disgorgement of profits associated with the violation, penalties, suspension or revocation of market-based rate authority. If such generating companies were to lose their market-based rate authority, such companies would be required to obtain FERC’s acceptance of a cost-based rate schedule and could become subject to the significant accounting, record-keeping and reporting requirements that are imposed on utilities with cost-based rate schedules. This could have a material adverse effect on the rates we are able to charge for power from our facilities. Further, the negotiated rates entered into under the
PPAs of the project subsidiaries regulated as public utilities could be changed by FERC in certain circumstances if it determines such rates are no longer just and reasonable. If FERC were to make such a determination and as a result decrease the prices paid to us for energy delivered under any of our
PPAs, our revenues could be below our projections, which could have a material adverse effect on our business, financial condition and results of operations.
Substantially all of our operational power generation and storage assets are also subject to the mandatory reliability standards promulgated by the North American Electric Reliability Corporation (“NERC”) and
approved by FERC. The NERC reliability standards are a series of requirements that relate to maintaining the reliability of the North American bulk electric system and cover a wide variety of topics, including physical security and cyber-security of critical assets, information protocols, frequency and voltage standards, testing, documentation and outage management. If we fail to comply with the mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties and increased compliance obligations.
Changes to wholesale electricity market rules, tariffs and market design by RTOs and ISOs could materially adversely affect our ability to sell power and the prices we receive for our energy, capacity, and ancillary services.
Our projects are located in regions in which the bulk power transmission system and associated wholesale markets for electric energy, capacity and/or ancillary services are administered by ISOs and
RTOs that are subject to FERC jurisdiction and operate under FERC-approved tariffs, including open access transmission tariffs. We own or are developing projects in the PJM and the CAISO balancing authority areas, each of which is a FERC-jurisdictional RTO or ISO that prescribes rules for the terms of participation in the wholesale electric energy and ancillary services markets (and for PJM, capacity markets) administered by that RTO or ISO. We also own projects located in the ERCOT balancing authority area. ERCOT prescribes the rules for and terms of participation in most of the Texas energy market much like the other RTOs and ISOs mentioned, but ERCOT is not subject to rate regulation by
FERC; rather its rules are generally approved by the PUCT.
RTOs and ISOs can impose rules, restrictions and terms of service that are regulatory in nature and may have a material adverse effect on our business. For example, ISOs and RTOs have developed bid-based locational pricing rules for the electric energy markets that they administer. In addition, most ISOs and
RTOs have also developed bidding, scheduling and market behavior rules, both to curb the potential exercise of market power by market participants and to ensure certain market functions and system reliability. These rules, restrictions and terms of service could change over time and could materially adversely affect our project subsidiaries’ ability to sell, and the price we receive for, our energy, capacity and/or ancillary services. From time to time, we may voluntarily submit communications to various regulatory authorities to report any acts of non-compliance identified by us. Such reports may result in investigations by such regulators, and there can be no assurance that losses arising from any such investigations will not be material to our business.
We will also be affected by legislative and regulatory changes, as well as changes to market design, market rules, tariffs, cost allocations and bidding rules that occur in the existing regional markets operated by RTOs or ISOs. The RTOs/ISOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, mitigation, including price limitations, offer caps, must-offer rules, non-
performance penalties and other mechanisms to address some of the volatility and the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may have a material adverse effect on the profitability of our generation facilities that sell energy, capacity and ancillary products into the wholesale power markets. The regulatory environment for electric generation has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission assets. These changes are ongoing, and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed to re-regulate the markets or require divestiture of electric generation assets by asset owners or operators to reduce their market share. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the deregulation process. If competitive restructuring of the electric power markets is reversed, discontinued, or delayed, our business prospects and financial results could be negatively impacted.
Additionally, pursuant to the terms of some of our PPAs with electric utilities, the failure to supply the contracted capacity and energy may result in the imposition of penalties. We may be required to make payments to power purchasers under certain conditions, such as shortfall in delivery of renewable energy, and not meeting certain performance threshold requirements, which could materially and adversely affect our business.
Evolving interconnection and transmission regulations, including ERCOT’s batch study process for large load interconnection, PJM’s evolving cost allocation framework, and potential federal assertion of jurisdiction over large load interconnections, could materially delay our projects, increase development costs, or require us to abandon projects in our pipeline.
As a developer and operator of data centers and power generation facilities in an energy-intensive industry like HPC, we are subject to legislative and regulatory developments and we seek to engage with relevant stakeholders to align our business practices with an evolving legal framework. Recently, there have been several legislative and regulatory efforts to manage power consumption and support grid reliability, which affect our business as an operator of industrial-scale data centers and large-scale power generation facilities. Regulatory efforts may require new processes and impose new requirements for the interconnection of facilities with large electrical loads to regional power grids, require security type payments as part of initial interconnection requests and create new approvals that may be required for co-
location of generation with large loads. These developments, along with potential requirements relating to grid stability, voltage ride-through, frequency ride-through and curtailment obligations, could increase costs, delay project timelines, or impose additional operational constraints.
In particular, PJM, MISO, CAISO and ERCOT have proposed or implemented changes to their interconnection and transmission study processes related to large load and generation that could materially affect the timing and cost of securing load service for our data center projects. PJM’s approach to cost allocation for transmission service for entities serving large load customers continues to evolve and may impose operational restrictions, additional costs and delayed timelines for our projects, and, in the meantime, certain transmission owners within PJM are requiring substantial transmission security agreements from large load customers in order to move forward with large load interconnections.
ERCOT has implemented a batch study process for large load interconnection requests, under which interconnection applications are grouped and evaluated collectively in periodic study cycles rather than on a first-come, first-served basis. This process introduces uncertainty into the timing and outcome of our interconnection requests in Texas, as the approval of any individual application may depend on the aggregate load requested across all applications in the same batch, the results of system-wide reliability and deliverability studies, and the scope and cost of network upgrades identified during the study process. ERCOT’s batch study approach may result in our applications being delayed until a subsequent study cycle, require us to fund significant network upgrades as a condition of approval, or result in the denial or modification of our requested load levels if the aggregate demand in a given batch exceeds available transmission capacity. Because a significant portion of our data center development pipeline is located in the ERCOT market, delays or adverse outcomes in the ERCOT batch study process could materially affect our ability to energize facilities on our anticipated timelines and could impair our competitive positioning relative to developers that secured interconnection approvals before the implementation of the batch process or that hold more favorable queue positions. ERCOT’s requirements relating to large flexible load interconnection and curtailment and grid reliability standards, may also impose additional study requirements, increase interconnection costs, require costly network upgrades, or delay the approval of interconnection requests for our facilities. Other RTOs and ISOs may adopt similar approaches.
In addition, in October 2025, the Secretary of Energy directed, and FERC issued, an Advanced Notice of
Proposed Rulemaking (“ANOPR”) outlining a framework for expanding FERC's legal authority over the interconnection of large loads (generally greater than 20 MW), which invited public comment on potential reforms to ensure the timely and orderly interconnection of large loads. On June 18, 2026, building on over 3,500 pages of comments received in the ANOPR docket, the Commission issued tailored show cause orders under Section 206 of the FPA to each of the six FERC-jurisdictional RTOs/ISOs—including
PJM, MISO, and CAISO—preliminarily finding that their existing tariffs appear to be unjust and unreasonable because they do not adequately address the challenges associated with the integration of large and co-located loads onto the transmission system. The orders direct the RTOs/ISOs and transmission owners, within 60 days, to either justify their existing tariffs or propose revisions addressing five categories of reform: (1) transmission service application and study processes, including consideration of alternative transmission technologies; (2) preventing cost shifting and requiring transparency into transmission costs; (3) co-location arrangements and behind-the-meter generation; (4)
new transmission services for flexible large loads; and (5) generating facilities serving electrically proximate and co-located large loads. The orders also require the RTOs/ISOs to submit an informational report on resource adequacy within 30 days. These proceedings could have myriad impacts on our project development costs and timelines, and our data center projects across PJM, MISO, and CAISO are now subject to an active federal regulatory process with new requirements and cost allocation methodologies. These evolving interconnection and transmission regulations introduce additional uncertainty into our project development costs and timelines and could cause us to delay, modify, or abandon projects within our pipeline.
We are subject to state regulatory requirements, environmental laws including the Clean Air Act and complex permitting processes that vary by jurisdiction and are subject to political change, and failure to obtain or maintain required permits and approvals could delay or prevent the development and operation of our projects.
Although our operational project subsidiaries are not subject to state utility rate regulation because they sell energy exclusively on a wholesale basis, we are subject to other state regulations that may affect our projects’ sale of energy and operations. Changes in state regulatory treatment are unpredictable and could have a material adverse effect on our business, financial condition and results of operations. States in which we develop data center projects, including Texas, have enacted or are considering legislation or regulations requiring large data centers to pay for transmission improvements and provide backup power, and mandating remote disconnect capabilities for emergency load-shedding. Federal and regional regulators are transitioning toward “grid-aware” load mandates, requiring large-scale AI additions to prove they do not compromise system reliability.

Our development activities require compliance with extensive, federal, state and local permitting requirements, including environmental permits, zoning and land use approvals, building permits, and fire and life safety approvals. Regulatory timelines are uncertain, and changes in permitting standards, stakeholder intervention, or litigation could delay development or increase costs.
In particular, the gas-fired generation facilities, including the 9.2 GW facilities planned for the PORTS
Technology Campus, will require air quality permits under the Clean Air Act and analogous state laws.
These permits are issued at the state level and the requirements, processing timelines, and political environment governing air permit approvals vary significantly by jurisdiction and are subject to change. Air quality permits for gas-fired generation facilities are subject to New Source Review (“NSR”) provisions of the Clean Air Act, including requirements to install the best available control technology or achieve the lowest achievable emission rates. States may impose more stringent emissions standards than federal law requires, and changes in state political leadership, environmental policy priorities, or public sentiment could result in more restrictive air permitting requirements, longer review timelines, additional conditions or mitigation measures, or denial of permits for new gas-fired generation. While the current regulatory environment in Texas and Ohio is generally supportive of gas-fired generation development, there can be no assurance that this will continue, and any shift in state environmental policy—whether driven by changes in gubernatorial administration, state legislative action, state environmental agency rulemaking, or judicial decisions—could delay or prevent the permitting and construction of the gas-fired generation facilities planned for our projects.
At the federal level, the Clean Air Act and associated regulations administered by the U.S. Environmental
Protection Agency (the “EPA”) govern emissions of criteria pollutants, hazardous air pollutants, and greenhouse gases from stationary sources, including gas-fired power plants. Changes in federal emissions standards, including changes to National Ambient Air Quality Standards, New Source
Performance Standards for gas turbines, or GHG regulations applicable to the power sector, could increase compliance costs, require additional pollution control equipment, or impose operational limitations on our gas-fired generation facilities. For example, in 2024, the EPA issued a rule requiring certain categories of natural gas fired power plants to implement carbon capture and sequestration technologies or other GHG emissions reduction technologies. While the EPA under the current administration has proposed revoking this rule and has rolled back other measures regulating GHG emissions, future efforts to regulate GHG emissions from the power sector under the Clean Air Act may adversely impact fossil fuel-based power projects, including the development of the gas-fired generation facilities producing power near our PORTS Technology Campus. If we make major modifications to our generation facilities, we may be required to install the best available control technology or to achieve the lowest achievable emission rates under the NSR provisions of the Clean Air Act, which could result in substantial additional capital expenditures.
Our projects are also required to obtain and maintain numerous other environmental permits, including permits for air emissions from backup diesel generators and other stationary sources, stormwater discharges, hazardous materials handling and storage, water use and wastewater discharge, and fuel supply and related infrastructure. Failure to obtain or maintain required permits, or failure to comply with applicable environmental laws and regulations, could result in fines, penalties, project delays, or the shutdown of non-complying facilities. In general, our projects are subject to numerous ongoing operational compliance requirements, including environmental monitoring, hazardous materials management and safety programs. Compliance with these requirements increases operational complexity and costs, and failure to comply could result in penalties, operational restrictions, or revocation of permits.
Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
The regulatory landscape for AI is rapidly evolving, and unfavorable changes could adversely affect our business and the business of our tenants.
Pursuant to our partnership with OpenAI, our employees may use AI, generative AI, machine learning and similar tools and technologies in connection with our business, including ChatGPT, and may rely on AI tools developed by third parties. The use of generative AI, a relatively new and emerging technology in the early stages of commercial use, exposes us to additional risks, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. Our use of AI tools in our operations, including for project planning, energy management and operational optimization, subjects us to risks related to data privacy, algorithmic errors and cybersecurity vulnerabilities. The development and deployment of AI technologies are subject to increasing regulatory scrutiny in the United States and internationally. Governments have enacted legislation or are considering enacting regulations addressing various aspects of AI, including data privacy, algorithmic accountability, energy consumption and national security. For example, concerns about the energy intensity of AI training and inference may lead to regulations that affect the siting, permitting or operation of data centers that support AI workloads.
Additionally, our customers’ use of AI may become subject to new or expanded regulations that could reduce demand for our infrastructure services. New laws, regulations, or guidance could impose requirements or restrictions that adversely affect our hyperscaler tenants and AI compute operators, reduce demand for AI compute infrastructure, or increase our compliance costs. If we or our customers fail to comply with applicable AI-related regulations, we could face regulatory penalties, litigation, or reputational harm. The broader adoption, use, and commercialization of AI technology and the continued
rapid pace of developments in the AI field, are inherently uncertain. Failure by our customers to continue to use our infrastructure to support AI use cases, or our ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on our business. AI has been developing at a rapid pace, and continues to evolve and change. We cannot predict whether additional computing power will continue to be required to develop larger, more powerful AI models, or if the practical limits of AI technology will plateau in the future regardless of available compute capacity.
Further, advancements in AI technology, including open-source AI models, may lead to compute and other efficiencies that may impact the demand for AI services, including our infrastructure, which may adversely impact our revenue and profitability. Many of our projections rely on a certain level of demand for AI infrastructure in the future, and if such demand projections prove inaccurate, our business may be adversely affected.
Public perception of AI and its societal impact could also affect the regulatory environment and demand for AI infrastructure. Concerns relating to the use by our customers of new and evolving technologies supported by our infrastructure may result in collateral reputational harm to us, adverse regulatory action, or reduced demand for our services. Any of these factors could adversely affect our business, financial condition and results of operations.
If our customers violate existing or proposed AI regulatory regimes or use our infrastructure services for unlawful or noncompliant purposes, we could be subject to regulatory investigations, fines, reputational damage, or contractual liability for their actions, even if we do not control their applications. It is possible that such regulatory frameworks will impose obligations on infrastructure providers to oversee, monitor, or restrict the use of AI systems that are trained or deployed on their data center or AI platforms. The costs of compliance with multiple evolving laws, rules, and regulations from different jurisdictions related to AI could increase our cost of doing business or require us to change how we operate in certain jurisdictions.
We are subject to environmental, health and safety laws and regulations that could result in liabilities, increased costs and delays in permitting and construction.
Our operations are subject to extensive and evolving international, federal, state and local environmental, health and safety laws and regulations, including without limitation the Comprehensive Environmental
Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act
(“RCRA”), the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, the National
Environmental Policy Act (“NEPA”), the Endangered Species Act, the Occupational Safety and Health Act,
and analogous state and local laws. The costs of compliance with these laws, and our ability to obtain and maintain environmental permits and governmental approvals required for the development, construction and operation of our projects, may result in liabilities, increased costs, and delays in construction. We could be exposed to significant liability under CERCLA and other hazardous substance laws for the investigation and remediation of contamination at our current or former facilities, or at off-site locations to which we have sent waste for disposal, regardless of fault or the legality of the original disposal. The presence or use of hazardous substances at our facilities subjects us to potential strict, joint and several liability under these laws. Our PORTS Technology Campus is located on the former Portsmouth Gaseous
Diffusion Plant site, which is impacted with historic contamination and is subject to ongoing remediation efforts. If these efforts are ineffective and indemnification under the lease with the DOE for site contamination is not available, we may incur liability in connection with our operation of this site. From time to time, we submit communications to various regulatory authorities, including the California Air
Resources Board (“CARB”), to report certain instances of non-compliance identified by us. Such reports may result in investigations by such regulators, and there can be no assurance that losses arising from any such investigations will not be material to our business.
We are required to obtain and maintain numerous environmental permits for our operations, including permits for construction activities, discharges to the environment (including air and water) from our operations, air emissions from backup generators, gas-fired generation or other stationary sources, hazardous materials handling, storage and waste management, water withdrawal or use, wastewater discharge and related infrastructure. Our projects may also be subject to environmental reviews under federal and state environmental legislation, which could result in additional costs and delays to project timelines. Failure to obtain or maintain required permits, or failure to comply with applicable environmental laws and regulations, could result in fines, penalties, project delays, or the shutdown of non-complying facilities.
Our development activities may be subject to scrutiny from the U.S. Fish and Wildlife Service and state wildlife agencies under the Endangered Species Act and analogous state laws, as well as from the U.S.
Army Corps of Engineers under Section 404 of the Clean Water Act for projects affecting waters of the
United States, including wetlands. Project development may also be subject to review by water conservation authorities and neighboring land stakeholders. Our battery energy storage systems present additional safety risks, including the risk of thermal runaway, fire and the release of toxic gases, which are subject to regulation under National Fire Protection Association (“NFPA”) standards, state fire codes and local building codes. Any incident involving our battery systems could result in property damage, personal injury, environmental contamination, regulatory enforcement actions, or litigation, and could lead to more stringent regulatory requirements or moratoria on battery storage permitting in affected jurisdictions.
Additionally, we are subject to asset retirement obligations for the eventual decommissioning of our solar and battery storage facilities. Several states in which we operate have enacted or proposed legislation governing the end-of-life management and recycling of solar panels and battery systems, and the costs of compliance with such requirements, including the costs of panel and battery recycling or disposal in accordance with RCRA requirements, could increase over time and may exceed our current estimates.
The removal, transportation and disposal of battery energy storage system components, solar panels, inverters and other equipment from our project sites at end of life, upon equipment failure, or following a casualty event requires compliance with federal and state hazardous materials transportation and waste management regulations, including the U.S. Department of Transportation’s Hazardous Materials
Regulations and RCRA’s requirements for the characterization, manifesting, transport and disposal of hazardous waste. Battery modules and certain other components may contain materials classified as hazardous waste, including lithium, cobalt, cadmium and electrolyte solutions, that require handling by licensed hazardous materials contractors and disposal at permitted hazardous waste treatment, storage, and disposal facilities. The costs of properly removing, transporting and disposing of such equipment are significant, particularly following large-scale casualty events where damaged battery modules or solar panels must be classified, segregated and transported in compliance with applicable regulations.
Improper handling or disposal of such materials could expose us to strict liability under RCRA and
CERCLA, as well as state equivalents, and could result in environmental contamination, regulatory enforcement actions, fines and remediation obligations. As of March 31, 2026 and December 31, 2025, we had asset retirement obligations for solar power generation facilities of approximately $64.6 million and $63.7 million, respectively.

There can be no assurance that we will not be subject to material environmental enforcement actions or investigations in the future. The costs of any required investigation, remediation, or compliance actions could be material and are difficult to estimate in advance.
Certain components in our operating projects have experienced performance degradation or defects, and we are subject to risks associated with equipment underperformance, warranty claims and supplier non-performance.
Certain components in our operating solar and BESS portfolio, including solar modules and inverters, have over time experienced performance degradation, manufacturing defects, or other issues that have reduced energy output below the levels projected in our financial models or committed under our offtake arrangements. Degradation of the performance of our solar facilities above levels provided for in the related offtake agreements may reduce our revenues. We depend on a limited number of equipment suppliers for critical components, including solar modules, and as of March 31, 2026, our largest advance to a supplier was approximately $34.1 million. For the year ended December 31, 2025, our largest advance to a supplier was approximately $17 million. If this or any other equipment supplier delivers components that do not meet quality or performance standards, or if components fail to perform as warranted over their expected useful life, we may experience reduced energy generation, increased operating costs and diminished project economics.
We have pursued, and are currently pursuing, warranty claims and other remedies against certain equipment suppliers in connection with component underperformance and defects. These claims involve tens of millions of dollars in alleged damages, reflecting both direct costs of equipment replacement or remediation and lost revenue from reduced generation output. Certain of these claims are ongoing, and there can be no assurance that we will recover the full amount of our losses through warranty claims, indemnification provisions, or other contractual remedies. Equipment warranties are typically subject to caps, limitations and exclusions, and the financial condition of our suppliers may deteriorate over the warranty period, impairing their ability to honor warranty obligations. If a supplier becomes insolvent or refuses to perform its warranty obligations, we may be required to fund replacement equipment or remediation from our own resources, which could require significant capital expenditures that we may need to fund through additional equity contributions or alternative financing sources.
Component underperformance that results in reduced energy generation could also have adverse consequences for our project-level financing arrangements. Our project-level debt facilities contain financial covenants, including debt service coverage ratio requirements, and if energy generation and associated revenues decline materially as a result of equipment underperformance, we may be unable to maintain compliance with these covenants. A breach of financial covenants could restrict our ability to receive distributions from affected project subsidiaries, trigger mandatory prepayment obligations, or constitute an event of default that could result in acceleration of project-level indebtedness or foreclosure on project assets. In addition, reduced energy output may trigger performance-related adjustments or remedies under our PPAs, including the imposition of performance damages or, in extreme cases, termination rights in favor of the buyer. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our operations depend on the availability of water resources, and restrictions on water use or water scarcity could adversely affect our business.
Our data center facilities utilize water for cooling systems that support computing workloads, primarily closed loop, air-cooled systems. Closed loop, air-cooled systems require significant initial volumes of water at initiation during construction, but less significant volumes of water during operations due to their closed loop nature. Our renewable energy operations may also require water for dust suppression and mitigation during construction and ongoing operations, panel and equipment cleaning, vegetation management and other site maintenance purposes. Water for dust mitigation is particularly important at our solar project sites located in arid and semi-arid regions, where construction activities and ongoing operations generate airborne particulates that, if not controlled, can reduce panel efficiency, contribute to equipment degradation and result in violations of applicable air quality regulations and dust control permits. Water availability may be affected by regulatory restrictions, drought conditions, climate variability and competing demands from agricultural, municipal and industrial users.
Several of our projects are located in regions that have experienced, or may in the future experience, periods of limited water availability, including parts of Texas, Nevada, Arizona and California. Regulatory authorities in these regions may impose restrictions on water use, increase water costs, or require investments in water conservation, recycling or alternative supply systems. Local communities and stakeholders may raise concerns regarding water use by industrial facilities, including data centers and large-scale solar projects, which could result in permitting conditions, mitigation requirements, or delays that increase our costs or affect project timelines.
For our data center facilities, water supports cooling infrastructure designed to maintain optimal operating temperatures for high-density computing equipment. We design our facilities to incorporate water-efficient cooling technologies where practicable, and we evaluate alternative cooling approaches, including air-
cooled and hybrid systems, on a site-by-site basis. However, if water supplies in a particular region become constrained or subject to allocation restrictions, we may need to invest in additional water efficiency measures, alternative cooling technologies, or supplemental water supply infrastructure, which could increase our capital and operating costs. In certain scenarios, sustained water supply disruptions at a facility could affect our ability to maintain full operational capacity.
Climate variability may affect water availability in regions where we operate by altering precipitation patterns, and increasing evaporation rates. Increasing competition for limited water resources from other users could further constrain availability for our operations. Any material disruption to our water supply, or substantial increase in water costs, could adversely affect our business, financial condition and results of operations.
We may become subject to litigation, arbitration or other legal proceedings that could result in significant costs and liabilities.
We are, and may in the future become, subject to litigation, arbitration, regulatory proceedings and other legal proceedings arising out of the ordinary course of our business. These proceedings may involve claims related to contract disputes, construction defects, equipment performance, employment matters, environmental compliance, intellectual property, personal injury, property damage and other matters.
Litigation and other legal proceedings are inherently uncertain, and we cannot predict the outcome of any pending or future proceedings. Defending against legal claims can be expensive and time-consuming, diverting management’s attention and resources from our business operations. An unfavorable outcome in any legal proceeding could result in significant monetary damages, injunctive relief, or other remedies that adversely affect our business. Even if we prevail in a legal proceeding, we may not be able to recover our legal fees and costs.
We maintain insurance coverage for certain types of claims, but our insurance may not cover all claims or may be insufficient to cover all losses. Additionally, our insurance policies are subject to deductibles, coverage limits and exclusions that could result in us bearing a substantial portion of any loss.
Any significant litigation or legal proceedings could adversely affect our reputation, business, financial condition and results of operations.
We are subject to risks associated with national security regulations due to our foreign ownership.
We have entered into National Security Agreements with the U.S. Government, represented by the
U.S. Department of the Treasury and the DOE on behalf of the CFIUS. These National Security
Agreements were required in connection with our structure as an indirect subsidiary of SoftBank. The terms of this agreement may impose certain restrictions on our operations that our competitors do not face, creating competitive disadvantages. These restrictions include limitations on hiring foreign nationals or granting them access to certain facilities, technologies or information, as well as requirements to obtain regulatory approval or non-objection before certain new employees may access specified IP, each of which restricts our ability to recruit from the global talent pool, has delayed and may continue to delay hiring or onboarding of new employees and adversely affects our ability to attract and retain key personnel; requirements to obtain regulatory approval or non-objection for certain vendor relationships, facility changes, or property acquisitions, which can delay procurement and operational decisions;
limitations on developing specified IP outside designated countries; mandatory reporting requirements and government oversight that consume management time and resources; and limitations on international collaborations or technology sharing that may limit our ability to partner with foreign research institutions or customers.
These restrictions have delayed, and may continue to delay, our ability to onboard vendors, localize systems in foreign markets, establish or expand facilities and engage prospective manufacturing and other commercial partners. These restrictions may also impair our ability to compete for international customers and partnerships and could result in lost commercial opportunities for us. The ongoing and indefinite requirements of these National Security Agreements impose limits on the way we run our business and if we are found to not be in compliance with the terms of the National Security Agreements, we could face government investigations, penalties, or disruption of operations, any of which could cause our business and reputation to be harmed. In addition, competitors not subject to similar agreements can move faster in hiring, vendor selection, facility expansion and international partnerships, placing us at a persistent competitive disadvantage.
Contractual transfer restrictions, consent rights and rights of first offer or refusal could delay or prevent asset sales, project-level restructurings, financings, remedial sales or other strategic transactions.
Certain agreements governing our projects and capital structure contain transfer restrictions, consent rights, rights of first refusal and rights of first offer that may limit or delay transactions involving our assets, project companies or equity interests. For example, certain of our PPAs require buyer consent for a change of control of the seller and permit the buyer to withhold consent on any reasonable basis or a right of first offer on sales of the applicable facility or ownership interests in the supplier. These provisions could require us to notify counterparties, observe offer or negotiation periods, obtain consent, provide information or demonstrate satisfaction of contractual conditions before completing a transaction.
In addition, our governing and partnership arrangements include CFIUS-related transfer restrictions that require specified approvals for certain transfers or foreclosure events that could present national security concerns. These restrictions could apply to transfers involving foreign investors, sovereign wealth funds, foreign technology companies, entities with ties to countries of concern or other parties whose ownership or control could raise national security considerations. They may also affect secured creditor remedies because a foreclosure, remedial sale or other enforcement action could itself be treated as a transfer requiring approvals or satisfying contractual conditions.
Certain of our financing counterparties also have contractual consent rights over certain remedial sales or financings involving data center projects or equity interests in data center entities to or by prohibited entities. As a result, in a distressed or restructuring scenario, creditors, preferred investors, project-level lenders and other stakeholders may not be able to dispose of or finance affected data center assets with the bidder or financing source that offers the most favorable terms unless the relevant consents are obtained. This could create conflicts between creditor enforcement rights and tenant or partner approval rights, reduce leverage in negotiations, delay a restructuring or financing process and materially reduce recoveries.
Rights of first offer or refusal and consent rights may also deter prospective buyers, lenders, joint venture partners or strategic counterparties from participating in transaction processes because they may be concerned that another party can match their offer, that transaction terms will be shared with an incumbent counterparty, or that consent may be delayed, conditioned or withheld. Even when a transaction is ultimately permitted, compliance with these procedures could extend timelines, increase transaction costs, require interim financing, reduce competitive tension, require us to accept less favorable terms or prevent us from acting quickly in response to market opportunities or liquidity needs.
Any of these outcomes could materially and adversely affect our business, financial condition, results of operations, liquidity and prospects.
We are subject to anti-corruption, anti-bribery and similar laws and non-compliance with such laws could subject us to criminal or civil liability and harm our business.
We are subject to the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and other anti-corruption, anti-bribery, anti-money laundering and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been interpreted broadly, prohibit companies and their employees, officers, directors, agents and in some cases their intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public and, in certain cases, private sector recipients. Some of these laws also prohibit receiving and soliciting bribes or kickbacks. Given the nature of our business and our interactions with government entities and regulatory bodies, including the
DOE, FERC, state public utility commissions and foreign regulatory authorities, as well as our strategic partnership with the DOE and our National Security Agreement with CFIUS, we and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of our employees, representatives, contractors, partners, agents, intermediaries and other third parties, even if we do not explicitly authorize such activities. We cannot ensure that our internal controls and compliance procedures will protect us from reckless or criminal acts that may be committed by our employees or third parties with whom we work. As an issuer, the FCPA also requires us to maintain complete and accurate books and records, and to implement a system of adequate internal accounting controls. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Investigations, actions, or sanctions could harm our reputation, business, operating results, financial condition and prospects.
Tenant-initiated change orders may delay substantial completion of our data center projects, defer rent commencement, and cause us to recognize less revenue than anticipated in a given period.
Our data center lease agreements permit tenants to request design modifications, scope changes and other change orders during the construction process. While change orders may be subject to approval processes and cost-recovery mechanisms, their implementation can require redesign work, procurement of additional or different materials, resequencing of construction activities and engagement of additional or different subcontractors, any of which may extend project timelines. Because our data center leases contain milestones tied to the delivery of design documents, early access completion, power delivery, substantial completion and final completion by specified deadlines, tenant-initiated change orders that extend the construction schedule could delay achievement of substantial completion and, consequently, the date on which rent commences under the affected lease.
Our revenue from data center leases will be recognized over the applicable lease term as tenants obtain access to contracted facilities. Rent commencement is generally conditioned upon achievement of ready-
for-service or substantial completion milestones. If tenant change orders delay substantial completion, the commencement of rent under the affected lease may shift into a subsequent fiscal quarter, causing us to recognize materially less revenue than anticipated in the period in which we originally expected rent to begin. Given the scale of our individual data center projects and the magnitude of the associated lease payments, even a single project delay attributable to tenant change orders could result in a material shortfall in quarterly revenue relative to market expectations.
In addition, delays caused by tenant change orders may interact with our completion and performance guarantees under project-level financing arrangements, certain of which are recourse to the parent company. If a tenant-initiated change order delays substantial completion beyond contractually guaranteed dates — and such delay is not treated as a tenant-caused delay excusing our performance —

we may be exposed to liquidated damages, additional credit support requirements, or other remedies under our financing agreements. Moreover, extended construction timelines increase our exposure to cost overruns, supply chain disruptions, labor constraints and other execution risks that compound the impact of the initial delay. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows, and could cause our results in any particular quarter to fall materially short of expectations.
RISKS RELATED TO INTELLECTUAL PROPERTY, DATA PRIVACY AND
CYBERSECURITY
We may not be able to adequately obtain, maintain, enforce or protect our intellectual property rights that are material to our business.
Our ability to compete effectively depends in part upon establishing and protecting our rights in trademarks, trade secrets and other intellectual property rights we own or license. We rely on a combination of trademark, trade secret, unfair competition and other intellectual property laws, as well as confidentiality and license agreements and other procedures and contractual provisions, to establish and protect our intellectual property and other proprietary rights both in the United States and in other jurisdictions. Such means may afford only limited protection of our intellectual property and may not prevent third parties from independently developing product and service offerings similar to or duplicative of our product and service offerings or prevent our competitors from gaining access to our proprietary information and technology. These measures may also not prevent, or provide meaningful protection in the event of any, misappropriation, infringement, reverse engineering or other violation of intellectual property rights owned or licensed by us. In addition, our intellectual property rights could be challenged, invalidated, circumvented, or infringed, misappropriated or otherwise violated. Intellectual property laws vary by jurisdiction and we may be unable to maintain, protect or enforce our proprietary rights adequately in all cases, and enforcing our rights may be costly and require significant expenditure of resources, including costs associated with maintenance, monitoring, sending demand letters, initiating administrative proceedings and filing lawsuits. We may also be unable to detect or determine the full extent of any unauthorized use of our intellectual property rights. Intellectual property rights we acquire or license may be generated through the use of U.S. government funding and may therefore be subject to retained U.S.
government rights, including a non-exclusive, non-transferable, irrevocable worldwide license for the U.S.
government to use the intellectual property for any governmental purpose.
In addition, current or departing employees may attempt to misappropriate trade secrets or other proprietary or confidential information in a manner that may be difficult to detect, or to prove in a court action undertaken to remedy the misappropriation. While it is our policy to enter into confidentiality agreements with our employees, contractors, consultants and other third parties to protect our trade secrets and other proprietary information, there can be no assurances that: (i) our confidentiality agreements will not be breached; (ii) such agreements will provide meaningful protection for our trade secrets or other proprietary information; or (iii) adequate remedies will be available in the event of any misappropriation or unauthorized use or disclosure of such trade secrets or proprietary information. In addition, we cannot guarantee that we have entered into confidentiality agreements or intellectual property assignment agreements with all employees, independent contractors, consultants, or other third parties that have or may have had access to our trade secrets or other proprietary or confidential information, or that have otherwise developed intellectual property for us, or that these agreements will be effective in controlling access to, and use and distribution of, our intellectual property and proprietary information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-
how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. Furthermore, competitors or other third parties may independently discover our trade secrets, copy, or reverse engineer our products or portions thereof, or develop similar technology.

Third parties may claim that we infringe, misappropriate, or otherwise violate their intellectual property rights, which could be time-consuming and costly to defend and could harm our business.
Our success depends, in part, on our ability to develop and operate our business without infringing, misappropriating, or otherwise violating the intellectual property or other proprietary rights of third parties.
We may, in the future, encounter disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging infringement, misappropriation, or other violations of their intellectual property rights. We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate intellectual property or other proprietary rights of third parties.
An assertion of an intellectual property infringement, misappropriation or other claim against us, regardless of the merit or resolution of such claim, may be costly, result in adverse judgments, result in settlement on unfavorable terms or cause us to spend significant amounts of time and attention of our management team and technical personnel to defend. An adverse determination in any intellectual property claim could require us to temporarily or permanently cease making, using, selling, or importing technologies that incorporate the challenged intellectual property, or obtain a license from the holder, which may not be available on reasonable terms or at all. Even if we ultimately prevail, we may have to pay significant monetary damages, lose significant revenues, or suffer harm to our brand, any of which could adversely affect our business, financial condition and results of operations.
We rely on the availability of third-party licenses of intellectual property, and if we fail to comply with our obligations under such agreements or are unable to extend our existing third-party licenses or enter into new third-party licenses on reasonable terms or at all, it could have a material adverse effect on our business, operating results and financial condition.
We rely on licensing certain intellectual property rights from third parties. which may include intellectual property rights jointly developed by us with our counterparties. While we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained and maintained on commercially reasonable terms, there can be no assurances that our existing or future third-party licenses will be available to us on commercially reasonable terms, if at all. Even if such licenses are available, in return for the use of a third party’s intellectual property, we may agree to pay the licensor royalties, and such payment terms may be unfavorable to us.
In addition, licensing intellectual property rights from third parties exposes us to increased risk of being the subject of intellectual property infringement claims due to, among other things, our lower level of visibility into the development process with respect to such intellectual property. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we operate. Further, our ability to comply with such license terms may be affected by factors that we can only partially influence or control. If we fail to comply with any of our obligations under such agreements, we may be required to pay damages, and the licensor may have the right to terminate the license.
Termination by the licensor would cause us to lose valuable rights. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed intellectual property rights against infringing third parties, if the licensed intellectual property rights are found to be infringing third-party rights, or if we are unable to enter into necessary licenses on acceptable terms. Additionally, third parties from whom we currently license intellectual property rights could refuse to renew our agreements upon their expiration. If we are unable to continue to license intellectual property rights from third parties, we may be required to acquire or develop alternative technology or other intellectual property, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use lesser quality alternatives, which may have a material impact on our business, results of operation, financial condition and ability to compete effectively.

Compliance with ever-evolving federal and state laws and other requirements relating to the processing of information about individuals necessitates significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity and/or an erosion of trust, which could materially adversely affect our business, results of operations and financial condition.
In connection with running our business, we may receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal
Information”), including from and about actual and prospective customers, as well as our employees and business contacts. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process Personal Information on our behalf.
We and our vendors are subject to a variety of federal and state data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the processing of
Personal Information, and those that are specific to certain industries, sectors, contexts, or locations.  For example, we are subject to the laws and regulations of certain state and federal regulatory commissions, which are aimed at strengthening cybersecurity measures required for information and operational technology and critical energy infrastructure and that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information. These cybersecurity, data protection and privacy law requirements, and their application, interpretation and amendment are constantly evolving. It is also possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our processing of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets.
For example, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. In addition, certain states have adopted or modified data privacy and security laws and regulations that may apply to our business. For example, the
California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the
“CCPA”) provides California residents with certain individual privacy rights and imposes privacy, data protection and cybersecurity obligations on covered companies. The CCPA requires businesses that process personal information of California residents to, among other things: provide certain disclosures to
California residents regarding the business’s collection, use and disclosure of their personal information;
receive and respond to requests from California residents to access, delete and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. In addition, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in numerous states, and have been proposed in many other states and at the federal level, creating a patchwork of overlapping but different laws. Additionally, laws, regulations and standards covering marketing, advertising and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal
Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone
Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of
2003 and similar state consumer protection and communication privacy laws, such as California’s
Invasion of Privacy Act.
Even though we believe we and our vendors are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain. To the extent multiple state-level laws are introduced with inconsistent or conflicting standards, it may require costly and difficult efforts to achieve compliance with such laws. Any failure or perceived failure by us to comply with data privacy laws, rules,

regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations and financial condition could be materially adversely affected.
We and our third-party providers are exposed to security breaches, cybersecurity risks and other disruptions to our information technology systems which may result in, and at times have resulted in damage to our brand and reputation, material financial penalties and legal liability, which could adversely affect our business, results of operations and financial condition.
We and certain of our third-party providers collect, process and store data about customers, employees, business partners and others, including sensitive information about individuals such as our employees and contractors, intellectual property, proprietary business information belonging to our business, such as trade secrets, and information relating to our customers and business partners (collectively, “Confidential
Information”). We rely on information technology systems and networks that are critical to our business
(collectively, “IT Systems”) to manage our operations, including the operation and monitoring of our renewable energy facilities and data center infrastructure. We own and manage some of these IT
Systems and also rely on third parties for some IT Systems and related services.
We face evolving cybersecurity risks that could threaten the confidentiality, integrity and availability of our
IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations and opportunistic hackers, as well as diverse attack vectors, such as social engineering and phishing, malware (including ransomware), malfeasance by insiders, human or technological error and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT
Systems, products or services.
We may also be vulnerable to physical security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. The compromise of physical security measures protecting our facilities could cause interruptions or malfunctions in our operations and misappropriate our property or the property of our customers. Our business depends on providing tenants with highly reliable services, including with respect to physical security, cybersecurity and maintenance of environmental conditions. Our operations could be vulnerable to such attacks, as well as mechanical or telecommunications failure, power outage, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters. See Risk Factor titled “Geopolitical risks, including war, terrorism, trade disputes and sanctions, could adversely affect our business and supply chain” for more information.
Despite our security measures, our information technology infrastructure may be vulnerable to cyberattacks or security breaches, and we may be unable to detect, investigate, remediate, or recover from attacks or incidents in a timely manner, or to avoid a material adverse impact. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully or timely implemented, complied with or effective in protecting our IT Systems and Confidential Information.
Additionally, any integration of AI in our or our service providers’ operations, products, or services may pose new or unknown cybersecurity risks and challenges. As techniques used to breach security change frequently and sometimes not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Remote and hybrid working arrangements at our company and at many of our third-party providers also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. Any such attack or breach could result in the unauthorized access to, or acquisition, destruction, loss, alteration, or disclosure of, sensitive information.
We and certain of our third-party providers may experience, and have experienced, cyberattacks and other security incidents, and we expect that attacks and incidents could occur in the future. For example, we suffered a phishing attack in 2022 when an employee’s email account was compromised, allowing attackers to impersonate vendors and redirect payments to fraudulent bank accounts. We also suffered a cybersecurity incident in March 2026 in which one of our contractor’s credentials were obtained, enabling an attacker to access certain of our project-specific local networks and deploy malware. Though these incidents did not materially impact our operations or result in material financial losses, and we have since implemented additional procedures and protections designed to protect against further attacks, a successful cyberattack could disrupt our operations, including the operation of our power generation facilities and the development, construction or future operation of our data center infrastructure, damage our reputation, result in the loss of customers, expose us to regulatory penalties and litigation and require us to expend significant resources to investigate and remediate any vulnerabilities.
For our data center segment, we have service level commitment obligations to certain tenants that will apply once the relevant data center facilities become operational, and service interruptions or significant equipment damage in our data center facilities could result in difficulty maintaining service level commitments to these customers and potential claims related to such failures. A failure to meet these or other commitments in our data center facilities could subject us to contractual liability, including service level credits against tenant rent payments, legal liability, monetary damages and regulatory sanctions.
Service interruptions, equipment failures, or security breaches could also materially impact our brand and reputation globally and lead to customer contract terminations or non-renewals and an inability to attract customers in the future. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. Our insurance coverage may not be sufficient to cover all losses arising from a cyberattack or security breach, and applicable insurance may not be available to us in the future on economically reasonable terms or at all. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any security vulnerabilities.
We may also be subject to specific data security frameworks and/or laws that require us to maintain a certain level of security. For example, the Federal Trade Commission expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
RISKS RELATED TO OUR CORPORATE STRUCTURE AND OWNERSHIP
SoftBank controls our company, and its interests may conflict with yours.
Following this offering, SoftBank will control a majority of the voting power of our outstanding common stock. As a result, SoftBank will control the election of our board of directors and will be able to determine all matters requiring stockholder approval, including mergers and other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional equity securities, and the payment of dividends. Pursuant to the stockholders’ agreement we will enter into with
SoftBank upon the completion of this offering (the “Stockholders’ Agreement”), SoftBank will have the right to designate a number of candidates for election to our board of directors depending on its and its controlled affiliates’ level of ownership of our outstanding shares of common stock. Accordingly, SoftBank will maintain significant control over our corporate and business activities until such rights terminate. See
“Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

SoftBank’s controlling ownership may have the effect of delaying, deferring, or preventing a change of control of our company, and may discourage or prevent transactions that might otherwise be favorable to our other stockholders. Even if SoftBank’s ownership percentage declines below a majority of the voting power, it may continue to be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval.
The interests of SoftBank may not always be aligned with the interests of our other stockholders.
SoftBank could pursue strategic objectives that may conflict with our interests or those of our minority stockholders. For example, SoftBank could invest in entities that directly or indirectly compete with us, and when conflicts arise between the interests of SoftBank and the interests of other stockholders, members of our board of directors who are affiliated with SoftBank may not be disinterested. SoftBank may also have different tax positions or investment time horizons than our other stockholders, which could influence its decisions regarding our business and capital allocation. See also “—SoftBank’s interests may conflict with our own interests and those of holders of our common stock.”
We have entered into significant related-party transactions with SoftBank, OpenAI and their respective affiliates,  and our financial dependence on SoftBank could limit our operational flexibility and create conflicts of interest.
SoftBank may hold its interest in us indirectly through SBE Global, LP. SBE Global, LP is indirectly controlled by SoftBank through Energy Global, an entity in which OpenAI also holds an equity interest.
We have entered, and expect to continue to enter, into various transactions with SoftBank and its affiliates, including the lease of our Cosmos research and development center to a SoftBank affiliate, a trademark license agreement pursuant to which we pay royalties to SoftBank equal to 1% of our consolidated gross profit, management services arrangement and an intellectual property assignment and license agreement. Although we believe these arrangements were negotiated on terms that reflect arm’s-
length dealing, informed in part by the participation of independent counterparties with adverse economic interests, they are related-party transactions and were not negotiated with wholly unaffiliated parties, and consequently there can be no assurance that the terms are as favorable to us as those that could have been obtained from unaffiliated third parties. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under agreements with affiliates because of our desire to maintain our ongoing relationships with SoftBank, OpenAI and their respective affiliates. We have limited ability to renegotiate or terminate these arrangements while SoftBank and OpenAI continue to hold their respective equity positions and governance rights, and our board of directors may face conflicts of interest in evaluating whether the terms of these arrangements remain appropriate over time.
Our dependence on SoftBank and its affiliates for financial support means that our access to capital and our ability to fund operations and growth initiatives could be adversely affected by changes in SoftBank’s financial condition, investment priorities, or willingness to continue providing capital. In addition, Energy
Global, our indirect parent entity, provided a completion guaranty for the benefit of the noteholders of our
$999.0 million Senior Secured Notes due 2031, further intertwining our financial obligations with those of our ultimate parent. SoftBank’s dual role as both our controlling stockholder and a counterparty to significant commercial arrangements creates inherent conflicts of interest. Decisions regarding the timing of capital contributions, or the enforcement of obligations under these arrangements may be influenced by
SoftBank’s own financial needs or strategic priorities rather than our best interests.
Additionally, one of our affiliates provides management and administrative services for project development and asset management and charges periodic management fees. These arrangements were established by SoftBank in its capacity as our controlling stockholder, and we have limited ability to negotiate their terms or to terminate them on terms that are favorable to us. Even following this offering,
SoftBank’s continued control of our company will affect our ability to modify or terminate these related party arrangements. If any of these related party arrangements prove to be on terms that are unfavorable to us relative to what could be obtained from third parties, we may be unable to renegotiate or terminate such arrangements, which could have a material adverse effect on our business, financial condition, results of operations, and the trading price of our common stock.

Our related-party arrangements may attract regulatory scrutiny, and the perception of interconnected fund flows among us, SoftBank and OpenAI could adversely affect investor confidence and our ability to access capital markets.
Our commercial and financial relationships with SoftBank and OpenAI involve significant and recurring financial flows among related parties and a substantial portion of our near-term data center revenue will be derived from lease payments by affiliates of SoftBank and OpenAI. See also “—A significant portion of our near-term data center revenue is expected to be derived from a lease with a SoftBank affiliate, and our business could be materially adversely affected if such affiliate fails to perform its obligations or if the lease is terminated.”At the same time, we pay annual royalties to SoftBank, have committed to purchase software and services from OpenAI, and benefit from guarantees provided by SoftBank Group Capital
Limited and an OpenAI affiliate. Although we believe these arrangements were negotiated on terms that reflect arm’s-length dealing, the scale and interrelated nature of these fund flows could be nonetheless perceived by regulators, investors or other market participants as not reflecting arm’s-length terms or as lacking economic substance independent of our related-party relationships.
Changes in the regulatory environment, heightened scrutiny of foreign ownership of critical infrastructure, or changes in the political landscape could result in additional conditions, restrictions or requirements being imposed on our business. In addition, because a substantial portion of our revenue and costs flow between related parties, our transfer pricing, cost allocation and intercompany arrangements could be subject to review by the IRS or state tax authorities, and any determination that our intercompany arrangements do not reflect arm’s-length terms could result in adjustments that increase our tax liability.
Our data center and power operations are also subject to regulation by FERC and state public utility commissions, and our related-party arrangements could attract scrutiny from these regulators, particularly to the extent that lease payments, royalties or other intercompany charges are ultimately borne by ratepayers or reflected in our regulated cost structures. Any such regulatory scrutiny could result in delays, increased compliance costs, reputational harm or restrictions on our ability to conduct our business as currently planned.
Moreover, investor perception of the nature and magnitude of our related-party arrangements could adversely affect the trading price of our common stock, our ability to access the capital markets on favorable terms, and analyst and investor confidence in our financial reporting. Even if our related-party arrangements are determined to be on commercially reasonable terms, the complexity and scale of these arrangements may make it more difficult for investors to evaluate our financial results and may result in a trading discount relative to companies without significant related-party dependencies. For a description of our related-party arrangements, see “Certain Relationships and Related Party Transactions.”
A significant portion of our near-term data center revenue is expected to be derived from a lease with a SoftBank affiliate, and our business could be materially adversely affected if such affiliate fails to perform its obligations or if the lease is terminated.
We have entered into a lease agreement dated November 7, 2025 with an affiliate of SoftBank as tenant for our Cosmos research and development center. The lease provides for a 15-year initial term, with an option to renew for an additional 10-year period, and is structured as a triple-net lease with 100%
operating expense pass-through, rent based on a percentage return on total project cost, and limited tenant termination rights. Although SoftBank Group Capital Limited has delivered a guaranty in favor of our subsidiary for the obligations of the tenant under the lease, our financial performance will be substantially dependent upon the tenant’s ability and willingness to fulfill its obligations under the lease.
The lease is expected to commence in stages between 2026 and 2027, with rent commencement for each phase occurring on the earlier of a specified outside date or the date the applicable phase achieves
RFS status. The lease contains milestones and conditions precedent, including delivery of design documents, early access completion, substantial completion and final completion by specified deadlines.
If we are unable to meet these requirements, the tenant may be entitled to remedies that may include liquidated damages, rent credits, self-help rights, buy-out rights or repayment of amounts advanced to us.
These remedies could reduce or eliminate expected revenue from the lease, require significant cash payments, impair our project financing arrangements and materially and adversely affect our financial position and liquidity.
If the tenant defaults on its obligations, or if SoftBank Group Capital Limited is unable to perform under the guaranty, our ability to service our indebtedness, including the $999.0 million aggregate principal amount of 8.875% Senior Secured Notes due 2031 that we issued to finance the project, would be materially and adversely affected. Because both the tenant (Silver Bands 3 (US) Corp.) and the guarantor
(SoftBank Group Capital Limited) are affiliates of our controlling stockholder, a deterioration in SoftBank’s financial condition could simultaneously affect both the tenant’s ability to pay rent and the guarantor’s ability to perform under the guaranty, creating a correlated credit risk that would not be present in an arm’s-length transaction with an unaffiliated party. Moreover, our signed data center lease capacity is concentrated with SoftBank for Cosmos and OpenAI for Milam Buildings 1 and 2, totaling approximately
0.8 GW-IT under signed leases. Any dispute with SoftBank or its affiliates regarding the lease could be complicated by SoftBank’s controlling interest in us, and our board of directors may face conflicts of interest in enforcing our rights against an affiliate of our controlling stockholder, which could result in outcomes that are less favorable to us than if the tenant were an unaffiliated third party.
We license our brand name and certain intellectual property from SoftBank, and such licenses will terminate automatically if SoftBank ceases to control us, which could disrupt our business and require a costly rebranding.
Pursuant to a First Amended and Restated License Agreement dated March 28, 2024, SoftBank grants to
SBE Global, LP and certain of its permitted affiliates, a non-exclusive, non-transferable license to use certain trademarks and domain names, including the “SB Energy” brand name, solely within the United
States in connection with the sale of electrical energy products and renewable energy credits and services related to renewable energy projects. SoftBank is and remains the exclusive owner of the licensed marks, and any goodwill arising from our use of the licensed marks belongs to SoftBank. The license has an initial term of one year and automatically renews for additional one-year periods unless either party provides written notice of non-renewal at least one month before the then-current term expires. The license will automatically terminate if our direct parent, SBE Global, LP, is no longer controlled by SoftBank, and our rights under the license will automatically terminate if we are no longer controlled by SBE Global, LP, in which case we are required to cease all use of the licensed marks immediately. In consideration of the license, we are required to pay aggregated annual royalties to
SoftBank equal to 1% of our consolidated gross profit, calculated under the methodology specified in the agreement.
In addition, we are obligated to indemnify SoftBank against third-party infringement claims arising from our use of the licensed marks, except to the extent such claims arise from SoftBank’s breach of the agreement, and this indemnity obligation is uncapped.
If SoftBank’s control of our company were to change—whether as a result of a future sale of its shares, a change of control of our intermediate parent entities, or otherwise—we would lose the right to use our current brand name, including the “SB Energy” name, logo, trademark and domain names, and would be forced to rebrand. A rebranding would involve significant costs, including the costs of developing a new brand identity, updating legal documents and regulatory filings, modifying marketing materials and customer communications, and potentially registering new trademarks and domain names. Such a rebranding could disrupt our customer and market relationships, reduce our brand recognition, create confusion among our counterparties and regulators, and adversely affect our business, financial condition and results of operations. Furthermore, because SoftBank retains the right to non-renew the license on one month's notice prior to the end of any one-year renewal period, we face the risk that SoftBank could terminate our access to the licensed marks even absent a change of control, which would similarly require a costly and disruptive rebranding.

We are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements.
Following the completion of this offering, SoftBank will continue to indirectly control a majority of the combined voting power of our outstanding common stock. As a result, we will be a “controlled company”
within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a
“controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:
•a majority of the board of directors consist of independent directors;
•the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
We intend to rely on some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods.
SoftBank’s and OpenAI’s interests may conflict with our own interests and those of holders of our common stock.
SoftBank’s interests may diverge from our own interests or the interests of holders of our common stock.
Potential conflicts of interest among equityholders are governed by the limited partnership agreements of our parent entities, Energy Global and SBE Global, LP, which contained negotiated provisions allocating governance rights, economic entitlements and consent rights among the partners. Holders of our common stock will not be party to those partnership agreements and will instead be subject to the governance framework of our Certificate of Incorporation, our Bylaws, the Stockholders’ Agreement and applicable law, which may provide our public stockholders with more limited protections against these conflicts than the partnership arrangements historically provided to our equityholders. Furthermore, holders of our common stock, other than those party to the Stockholders Agreement, will not benefit from the rights thereunder. Because SoftBank will generally have the ability, subject to limitations in our Certificate of
Incorporation, to control all matters submitted to our stockholders for approval, including the election of certain of the members of our board of directors, and will have certain enhanced rights pursuant to the
Stockholders’ Agreement, other stockholders will have limited ability to influence corporate matters. As a result, SoftBank may cause us to take corporate actions, including engaging in transactions with SoftBank or affiliates of SoftBank, that members of our management or other stockholders do not view as beneficial, or that provide SoftBank with benefits at our expense. Such actions could have a material and adverse effect on our business, results of operations and the trading price of our common stock. The interests of SoftBank and OpenAI may diverge from those of our public stockholders in a number of respects: SoftBank is a global conglomerate with investments spanning semiconductors, telecommunications, AI, robotics and digital infrastructure, and may prioritize capital allocation, strategic opportunities or commercial relationships that benefit its broader portfolio at the expense of our company, or may seek to cause us to pursue transactions or strategies that serve SoftBank’s broader strategic objectives rather than maximizing value for our public stockholders.
From time to time we have, and in the future we expect to, advise SoftBank with respect to certain of its proposed investments or acquisitions in, or commercial arrangements or strategic partnerships with, businesses in or adjacent to our industry. Our efforts to advise SoftBank may require substantial time and attention from our executives, engineers and other employees, which could divert attention and resources away from our business. We can provide no assurances that SoftBank will not acquire, invest in or partner with businesses that compete with us, and we will have no control over SoftBank’s acquisition, investment or strategic partnership activities, including any investments in, acquisitions of or strategic partnerships with businesses that compete with us or our customers, or any other actions that SoftBank may take to compete with us or our customers. Any SoftBank investments in, or acquisitions of, or strategic partnerships with, businesses that compete with us or our customers could have a material adverse effect on us and our relationships with affected customers and cause those customers to seek alternatives to our products and services, which could have a material adverse effect on our business, results of operations, reputation, financial condition and/or prospects. In addition, although we are not actively pursuing any investments in, or acquisitions of any such businesses, we may in the future pursue acquisitions of or investments in entities affiliated with SoftBank or with whom SoftBank or its affiliates have a commercial relationship.
Disputes may arise between us and SoftBank or its affiliates in a number of areas, including relating to arrangements with third parties that are exclusionary to us or SoftBank or its affiliates and business opportunities that may be attractive to both us and SoftBank or its affiliates. We may not be able to resolve any potential conflicts with SoftBank and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party, which could have an adverse effect on our business, results of operations and the trading price of our common stock. In addition, any disputes between us and
SoftBank could distract our management.
In addition, some of our directors and officers currently, and in the future may, directly or indirectly own equity interests in SoftBank. Ownership of such equity interests by our directors and officers could create, or appear to create, conflicts of interest with respect to matters involving both us and any one of them, or involving us and SoftBank. Provisions of our Certificate of Incorporation may address corporate opportunities that are presented to our directors that are also directors or officers of SoftBank. We cannot assure you that the Certificate of Incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and SoftBank. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.
Furthermore, regardless of the performance of our own business, SoftBank’s business, results of operations and the trading price of SoftBank’s securities or other matters affecting SoftBank or actions that SoftBank may take may adversely affect the trading price of our common stock. In addition, SoftBank is not restricted from competing with us or otherwise taking for itself or its other affiliates certain corporate opportunities that may be attractive to us.
We will be a “controlled company” under Nasdaq rules and intend to rely on certain exemptions from corporate governance requirements, including exemptions from the requirements that a majority of our board of directors consist of independent directors and that our compensation and nominating committees be composed entirely of independent directors. As a result, our public stockholders may not have the same protections afforded to stockholders of companies that are subject to all of these requirements, and there can be no assurance that the governance mechanisms we adopt will be effective in managing the conflicts described above or that SoftBank will exercise its influence in a manner consistent with the interests of our public stockholders. See “Management—Controlled Company Status.”
We may be subject to shareholder litigation alleging fiduciary duty breaches by our board of directors in connection with related party transaction approvals.
As a controlled company with significant related party transactions involving our controlling stockholder,
SoftBank, and a beneficial owner of more than 5% of our outstanding common stock, OpenAI, we may be subject to shareholder litigation alleging that our board of directors breached its fiduciary duties in approving these transactions. Stockholders may claim that transactions with SoftBank, OpenAI or their respective affiliates—including leases, royalty arrangements, governance agreements, warrant issuances and other commercial arrangements described elsewhere in this prospectus—were not negotiated on arm’s-length terms or did not reflect the best interests of our company and its minority stockholders. Such claims could allege, among other things, that directors affiliated with or designated by SoftBank or OpenAI had conflicts of interest, that the approval process was procedurally deficient, or that the economic terms were unfair to us. Even if we believe such claims lack merit, defending against shareholder litigation can be time-consuming and expensive, may divert management attention from our business, and could result in significant legal fees, settlement costs or adverse judgments. Any such litigation, regardless of outcome, could damage our reputation and adversely affect investor confidence in our corporate governance practices. In addition, the threat or pendency of such litigation could complicate our ability to enter into future related party transactions, attract independent directors, or raise capital on favorable terms. Our certificate of incorporation may provide for exclusive forum provisions and other mechanisms intended to address litigation risk, but such provisions may not be enforceable in all circumstances and may not deter all claims.
SoftBank’s ability to control our board of directors may make it difficult for us to recruit independent directors.
For so long as SoftBank and its controlled affiliates directly or indirectly hold shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of shares of our common stock at a shareholder meeting, SoftBank will be able to elect all of the members of our board of directors.
Additionally, pursuant to the Stockholders’ Agreement, SoftBank will have the right to designate a number of candidates for election to our board of directors. Under these circumstances, qualified and experienced persons who might otherwise accept an invitation to join our board of directors may decline, which means that we would not be able to benefit from their qualifications and expertise in service as members of our board of directors.
SoftBank may engage in financing transactions whereby it pledges shares of our common stock that it owns.
SoftBank may, from time to time, engage in financing transactions involving our common stock, such as loans whereby it pledges shares of our common stock as security. We may be unable to influence the timing or terms of financing transactions by SoftBank involving our securities that it owns. We face various risks in connection with such transactions. These transactions may contain provisions that require prepayment if certain events or circumstances occur, including certain change of control transactions or in the event of a decline in the trading price of our common stock below certain thresholds. From time to time, SoftBank may consider it advisable to sell its shares of our common stock in order to finance the prepayment or repayment of such financings in amounts that may, individually or in the aggregate, be significant. In addition, such financings may provide that if the price of our common stock declines to certain levels, absent a repayment of the applicable financing, SoftBank may be required to provide additional collateral. In the case of SoftBank’s non-payment at maturity or another event of default, the providers of any such financing may, in addition to other remedies, exercise their rights to foreclose on and sell or cause the sale of our shares of common stock that SoftBank has pledged as collateral. These actions could cause a change of control of our company and, if such shares are sold, those sales could cause the trading price of our common stock to decline. Sales of our securities in connection with such financing transactions, whether by SoftBank or upon enforcement against collateral, could have a material and adverse effect on our business, results of operations, access to equity capital and the trading price of our common stock.
RISKS RELATED TO OUR INDEBTEDNESS AND LIQUIDITY
We have significant liquidity needs and may not be able to generate sufficient cash flows or obtain adequate financing to fund our operations, service our debt and pursue our growth strategy.
Our business is capital-intensive and requires substantial ongoing capital expenditures for the development and construction of power and data center infrastructure. For instance, as of the date of this prospectus, our backlog-associated capex totaled approximately $ billion, measured on a cash basis from
March 31, 2026, the date of our most recent financial statements included elsewhere in this prospectus, totaled, from, the date of our most recent financial statements included elsewhere in this prospectus.We expect to continue to make significant capital investments to execute our growth strategy. Our liquidity needs include:
•funding the development of new projects;
•funding the construction of new projects;
•making scheduled payments of principal and interest on our indebtedness;
•funding working capital and other operating expenses;
•funding potential redemption obligations under our preferred equity arrangements; and
•pursuing strategic acquisitions or other business opportunities.
Historically, our principal sources of liquidity included cash on hand, cash flows from operations, borrowings under our credit facilities, tax equity financing, proceeds from project level financings, equity capital raises and proceeds from preferred equity issuances. Our ability to generate cash from operations depends on the performance of our projects, including electricity generation, offtake pricing, data center rent and operating costs. We cannot assure you that we will generate sufficient cash flows from operations or that we will be able to obtain adequate financing on acceptable terms to meet our liquidity needs. If our cash flows and capital resources are insufficient to fund our operations and service our debt, we may be forced to reduce or delay capital expenditures, sell assets, seek additional equity or debt financing, or restructure our indebtedness. In particular, insufficient liquidity could impair our ability to fund obligations under our completion and performance guarantees, certain of which are recourse to the parent company. Under these guarantees, we may be obligated to achieve specified construction milestones and deliver completed facilities by guaranteed dates, and a failure to do so could require us to pay liquidated damages, provide additional credit support, post letters of credit, or repurchase or refinance affected projects. Any liquidity shortfall that prevents us from satisfying these guarantee obligations could have cascading financial consequences extending beyond the affected project, including defaults under project-level debt facilities and adverse effects on our consolidated financial condition. Any of these actions could adversely affect our business, financial condition and results of operations.
Further, our project financing are generally limited recourse. In the event we do not generate anticipated revenues, we may be unable to service such debt, which could result in a default on such obligations under the relevant debt documents, creditors may have direct recourse to us, to the extent of our limited recourse obligations, and we may be required to make distributions received by us from other projects, as well as other sources of cash available to us, in order to satisfy such obligations. In addition, if the creditors foreclose on the relevant collateral, we may lose our ownership interest in the relevant project-
level subsidiary or our project-level subsidiary owning the power plant may only retain an interest in the physical assets, if any, remaining after all debts and obligations were paid in full. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
We expect that significant additional capital will be needed in the future to continue our planned operations, including investment in our customers’ projects, risk-sharing arrangements and costs associated with operating as a public company. Our ability to access debt and equity capital markets either at the corporate level, the non-recourse project-level subsidiary or otherwise, and the costs of such capital, depends on a variety of factors, including market conditions, our credit ratings, the availability of tax equity financing and investor demand for our securities or our financial performance and level of indebtedness. To raise capital, we may enter into financing arrangements that may be costly or impose certain restrictive covenants or otherwise restrict our ability to seek additional leverage or financing. We may also seek to sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales.
Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.
In addition, other companies with which we compete may have greater liquidity, more unencumbered assets, less indebtedness, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, longer-standing relationships with customers, or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities and any such failure could have a material adverse effect on our results of operations and financial condition.
We have substantial indebtedness with a multilayered structure, which could adversely affect our financial health, limit our operational flexibility and increase our vulnerability to adverse conditions.
As of March 31, 2026, on a consolidated basis, we had approximately $2.7 billion in aggregate principal amount of indebtedness outstanding (approximately $2.5 billion net of unamortized issuance costs and discount), of which approximately $926.3 million was classified as current and all of which was incurred at the subsidiary level and is non-recourse to SE Global Holdings, Inc. We also had $709.5 million of intercompany borrowings from SBE Global, LP, which is a direct obligation of SE Global Holdings, Inc.
and is expected to be repaid in full with cash on hand prior to the completion of this offering. In addition,
$1.1 billion of letters of credit were outstanding. See “Description of Certain Indebtedness.”
Our substantial indebtedness could:
•limit our ability to borrow additional funds or refinance existing indebtedness on favorable terms;
•require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness;
•limit our flexibility in planning for or reacting to changes in our business and industry;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to adverse economic and industry conditions;
•limit our subsidiaries’ ability to make distributions to us;
•limit our ability to make distributions to our equity holders;
•restrict our ability to pursue strategic acquisitions or other business opportunities; and
•trigger cross-default provisions in our other financing agreements, potentially resulting in the acceleration of substantially all of our outstanding indebtedness and the exercise of remedies by multiple groups of lenders simultaneously.
Our credit facilities contain financial and other restrictive covenants that limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent us from paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the agreements governing our project-level financing contain financial and other restrictive covenants that limit our operating subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the operating subsidiaries to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. If we are unable to make distributions from our operating subsidiaries, it could have a material adverse effect on our ability to pay dividends to holders of our common stock. Our ability to make scheduled debt payments depends on our future operating performance and cash flow, which are subject to prevailing economic conditions, interest rates, regulatory approvals and other factors, many of which are beyond our control.
Our financing agreements contain restrictive covenants, including financial maintenance covenants, that limit our operational and financial flexibility.
Our corporate credit facilities and project-level financing agreements contain various affirmative and negative covenants that, among other things, restrict our ability and the ability of our subsidiaries to:
•incur additional indebtedness or guarantee obligations;
•create liens on our assets;
•make investments, loans, or advances;
•pay dividends or make other distributions to equity holders;
•sell, transfer, or dispose of assets;
•enter into transactions with affiliates;
•merge or consolidate with other entities; and
•make capital expenditures.
In addition, certain of our financing agreements require us to maintain specified financial ratios and satisfy other financial condition tests, including debt service coverage ratios. Our ability to comply with these covenants depends on our operating performance and cash flows, which are subject to factors beyond our control. A breach of any of these covenants could result in a default under the applicable financing agreement. If a default occurs and is not cured or waived, the lenders could accelerate the maturity of the outstanding debt and exercise other remedies, including foreclosing on the collateral securing the debt. A default under one financing agreement could also trigger cross-default provisions in our other financing agreements, which could result in acceleration of substantially all of our indebtedness.
Several of our financing agreements contain cross-default provisions under which a default under one agreement may constitute a default under one or more of our other financing agreements. Because our indebtedness is structured across multiple layers, including corporate-level credit facilities, project-level construction and term loan facilities, intercompany indebtedness and senior secured notes, a default at any level could potentially cascade across our capital structure. For example, a default under our corporate-level credit facilities could trigger cross-defaults under our project-level financing agreements, and a default at the project level could, in certain circumstances, trigger cross-defaults under our corporate-level facilities or other project-level financings. In addition, certain of our project-level financing arrangements include cross-default provisions that link the financings for related projects, such that a default under one project-level facility could result in defaults under the financing agreements for other projects within the same portfolio. If cross-default provisions were triggered across multiple financing agreements, we could face simultaneous acceleration of a substantial portion of our outstanding indebtedness, multiple groups of lenders exercising remedies against different pools of collateral and an inability to access additional borrowings under our credit facilities, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
We face near term debt maturities and refinancing risk, which could adversely affect our liquidity and financial condition.
Certain of our debt facilities have near-term maturities. We may need to refinance some or all of our indebtedness before it matures. Our ability to refinance our indebtedness on favorable terms, or at all, depends on a number of factors, including prevailing interest rates, conditions in the credit markets, our financial condition and operating performance, the credit worthiness of our customers and the value of our assets. If we are unable to refinance our indebtedness on acceptable terms, we may be required to sell assets, reduce capital expenditures, or seek additional equity financing, any of which could adversely affect our business and financial condition. If we cannot refinance or extend our debt maturities, we may be unable to repay our indebtedness when due, which could result in a default and acceleration of our obligations. A failure to refinance on acceptable terms could also leave us without sufficient resources to fund our obligations under completion and performance guarantees, certain of which are recourse to the parent company. If construction-phase spending cannot be supported by available debt capacity, we may be unable to meet guaranteed construction milestones, which could trigger liquidated damages, additional credit support requirements, or project repurchase obligations that further strain our liquidity and compound the adverse effects of any refinancing shortfall.
In addition, our project-level financing arrangements for operating projects have maturities that are shorter than the expected useful life of the underlying project. As a result, these financing arrangements will need to be refinanced one or more times during the life of the project. Upon refinancing, we may be exposed to then-prevailing interest rates, which could be significantly higher than the rates under the original financing. Although we employ hedging strategies to mitigate interest rate risk, these strategies may not be sufficient to fully offset rate increases at the time of refinancing. To the extent our hedging is inadequate, increases in interest rates at the time of refinancing would increase debt service costs for the affected projects, reducing project-level cash flows available for distribution to us at the corporate level. In addition, we may not be able to refinance project-level debt on terms as favorable as the existing financing, or at all, due to changes in credit market conditions, the performance of the underlying project, the remaining useful life of the project assets, or other factors. If we are unable to refinance project-level debt on acceptable terms, we may be required to contribute additional equity to the project, reduce distributions from the project, or take other actions that could adversely affect our financial condition and results of operations.
Further, under certain of our project-level financing arrangements, we may be required to maintain in effect leases for such project, and any breach of such requirement may, unless certain prepayments are made, result in an event of default under such agreements, as well as a cross-default under our other financing agreements for that project or otherwise. If a default occurs and is not cured or waived, the lenders could accelerate the maturity of the outstanding debt and exercise other remedies, including foreclosing on the collateral securing the debt. Any foreclosure on the relevant collateral could cause us to lose our ownership interest in the relevant project-level subsidiary or our project-level subsidiary owning the power plant may only retain an interest in the physical assets, if any, remaining after all debts and obligations were paid in full. In addition, a default under one financing agreement could also trigger cross-
default provisions in our other financing agreements, which could result in acceleration of substantially all of our indebtedness. As a result, a lease termination could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, financing requirements, liquidity, prospects and the price of our common stock.
Holders of our common stock are structurally subordinated to creditors of our subsidiaries.
We conduct substantially all of our operations through our subsidiaries, including our project-level entities.
Our subsidiaries have incurred significant indebtedness, and our project-level debt is generally secured by the assets of the applicable project company. As of March 31, 2026, we had $2.6 billion of construction in progress on our balance sheet, $2.5 billion in total borrowings outstanding, $709.5 million of borrowings from related parties, $3.7 million of redeemable noncontrolling interests and $437.2 million of noncontrolling interests, reflecting the significant capital deployed to build out our portfolio. As a result, holders of our common stock are structurally subordinated to the claims of creditors of our subsidiaries, including lenders under our project-level financing agreements. In the event of a bankruptcy, liquidation, or reorganization of any of our subsidiaries, the creditors of that subsidiary would generally be entitled to payment of their claims from the assets of that subsidiary before any assets would be available for distribution to us as an equity holder. Even if we were recognized as a creditor of one of our subsidiaries, our claims would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary that is senior to us.

We are exposed to interest rate risk, and increases in interest rates could adversely affect our financial condition and results of operations.
We are exposed to interest rate risk primarily through our variable rate indebtedness and through timing gaps between the execution of revenue contracts and the closing of project financing. A significant portion of our outstanding debt bears interest at floating rates based on the Secured Overnight Financing Rate
(“SOFR”) or other reference rates, plus an applicable margin. Increases in interest rates would increase our interest expense and reduce our cash available for other purposes, including capital expenditures, distributions and debt repayment.
We have entered into interest rate swap agreements to hedge a portion of our exposure to interest rate fluctuations on certain of our debt. However, our hedging arrangements may not fully protect us from interest rate risk for several reasons:
•We have not hedged all of our variable rate debt, and we remain exposed to interest rate fluctuations on the unhedged portion;
•Our interest rate swaps have fixed terms and will expire, at which point we will need to enter into new hedging arrangements at then-prevailing rates or become fully exposed to interest rate fluctuations;
•Between the time we execute revenue contracts and close project financing, we may be unable to execute forward interest rate swaps on acceptable terms, or at all, leaving us exposed to adverse movements in interest rates during that period;
•If interest rates decline, we may not benefit from lower rates on the hedged portion of our debt;
•Our hedging counterparties may fail to perform their obligations, exposing us to counterparty credit risk; and
•Changes in accounting standards or our hedge accounting treatment could result in increased volatility in our reported financial results.
Additionally, higher interest rates could adversely affect our ability to refinance existing debt on favorable terms, increase the cost of financing for new projects, reduce the returns on our development activities, and make it more difficult for us to compete for projects against competitors with access to lower-cost capital. Rising interest rates may also reduce the demand for renewable energy investments generally, which could adversely affect our access to tax equity financing and other sources of capital.
We may be dependent on access to the high yield bond market and investment-grade debt market to finance certain of our projects, and volatility or disruption in the capital markets or the broader financing ecosystem could adversely affect our ability to fund our development pipeline.
We have utilized, and expect to continue to utilize, high yield bond financings and investment-grade debt financings to fund certain of our data center projects or to refinance other of our projects, including projects that may not qualify for investment-grade financing or other traditional project debt due to their development-stage nature, tenant concentration, or other credit characteristics. The high yield bond market and investment-grade debt market are each subject to significant volatility and periodic disruptions that can limit issuers’ ability to access capital or significantly increase borrowing costs. Market conditions in these markets are influenced by factors beyond our control, including macroeconomic conditions, interest rate movements, credit spread widening, investor risk appetite and broader capital markets sentiment. During periods of market stress or dislocation, bond issuances may be delayed, downsized, or priced at significantly higher yields than anticipated, any of which could increase our financing costs and reduce project returns.
If we are unable to access the high yield bond market or investment-grade debt market on acceptable terms when needed, we may be required to delay or scale back development of certain projects, seek alternative financing sources that may be more expensive or impose more restrictive terms, contribute additional equity capital, or abandon projects altogether. In addition, investor demand for bonds issued by infrastructure and energy companies may be affected by sector-specific factors, including changes in energy policy, concerns about the credit quality of data center tenants, or shifts in investor sentiment toward AI-related infrastructure. Any prolonged disruption in our ability to access the capital markets, or a sustained increase in borrowing costs, could have a material adverse effect on our ability to execute our development strategy and could adversely affect our business, financial condition and results of operations.
In addition, our ability to finance projects depends on the health and stability of the broader financing ecosystem, including the availability of lending institutions, underwriters, tax equity investors and other financial intermediaries willing to participate in our transactions. A contraction in the number or capacity of active lenders and investors in our sector, consolidation among financial institutions, increased regulatory capital requirements, or a general reduction in risk appetite among market participants could reduce the pool of available financing and increase competition for limited capital. Disruptions to the broader financing ecosystem, even if not specific to the high yield or investment-grade markets, could constrain our access to capital, increase financing costs and adversely affect our ability to develop and complete projects on expected timelines.
We rely on distributions from our project-level entities, and cash flows from these entities may be restricted by financing covenants, limiting the availability of cash to service corporate-level obligations and fund our growth.
We rely on distributions from our project-level subsidiaries to fund our corporate-level operations, service our corporate debt and support our growth initiatives. Our project-level subsidiaries are generally required to satisfy certain conditions before distributing cash to their parent entities. Our project-level financing agreements typically contain restrictions on distributions, including requirements that the project company maintain specified debt service coverage ratios, reserve accounts and other financial tests before making distributions. These restrictions could result in available cash being restricted at the project level and unavailable to service our corporate-level debt obligations or fund our corporate-level operations and growth initiatives.
If a project underperforms or experiences operating difficulties, the project company may be unable to satisfy the distribution conditions in its financing agreements, which could reduce the amount of cash available for distribution to us at the corporate level. Additionally, if we are unable to cause our project-
level subsidiaries to distribute cash to us, we may need to rely on other sources of liquidity to meet our corporate-level obligations, which may not be available on acceptable terms or at all.
Further, If our project-level subsidiaries default on their obligations under the relevant debt documents, creditors of a limited recourse project financing may have direct recourse to us, to the extent of our limited recourse obligations, which may require us to use distributions received by us from other projects, as well as other sources of cash available to us, in order to satisfy such obligations. In addition, if our project-level subsidiaries default on their obligations under the relevant debt documents (or a default under such debt documents arises as a result of a cross-default to the debt documents of some of our other power plants)
and the creditors foreclose on the relevant collateral, we may lose our ownership interest in the relevant project-level subsidiary or our project-level subsidiary owning the power plant may only retain an interest in the physical assets, if any, remaining after all debts and obligations were paid in full. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
We are a holding company and depend on distributions from our subsidiaries, which may be restricted by financing covenants, to fund our obligations and pay dividends.
We are a holding company that conducts substantially all of our operations through our subsidiaries. As a result, we are dependent upon distributions and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of any dividends to our stockholders. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available to us. Our subsidiaries’ ability to make distributions to us may be restricted by their respective operating requirements, contractual restrictions (including under their project-level financing agreements) and applicable law. In particular, our project-level financing agreements typically contain restrictions on distributions, including requirements that the project company maintain specified debt service coverage ratios, reserve accounts and other financial tests before making distributions. These restrictions could result in available cash being restricted at the project level and unavailable to service our corporate-level debt obligations or fund our corporate-level operations and growth initiatives. If our subsidiaries are unable to make sufficient distributions to us, we may be unable to meet our corporate-
level obligations or pay dividends to our stockholders.
RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING
Our stock price may be volatile, and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters and may not be indicative of the price at which our stock will trade after this offering. The market price of our common stock may be volatile and subject to fluctuations in response to various factors, including:
•actual or anticipated variations in our operating results;
•changes in financial estimates by securities analysts;
•announcements by us or our competitors of new projects, contracts or acquisitions;
•changes in government regulations affecting our industry;
•general economic conditions and trends in the renewable energy and data center and AI infrastructure industries; and
•the other risk factors described in this prospectus.
Future sales of our common stock, or the perception that such sales may occur, could depress our stock price.
Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. A significant number of shares of our common stock may become eligible for sale following expiration of lock-up agreements entered into in connection with this offering. Sales of a substantial number of shares of our common stock could depress the market price of our common stock.
All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.
In connection with this offering, we, all of our directors and executive officers, and substantially all of the holders of shares of our capital stock or other securities convertible into or exchangeable for shares of our common stock have entered into lock-up agreements with the underwriters that prohibit us and them, subject to certain customary exceptions, from selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of any shares of common stock or any security or instrument
related to common stock without the permission of the               on behalf of the underwriters for a period
of 180 days from the date of this prospectus, subject to early termination as described below. When the applicable lock-up periods described above expire, we and our security holders subject to a lock-up
agreements will be able to sell our shares in the public market. In addition, the              on behalf of the
underwriters, may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. Sales of a substantial number of such shares upon expiration of the lock-up agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. See “Underwriting.”
You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.
The initial public offering price of our common stock will be higher than the net tangible book value per share of our common stock immediately after this offering. As a result, investors purchasing common stock in this offering will experience dilution in the net tangible book value of the shares purchased. Based
on the initial public offering price of $          per share, which is the midpoint of the price range set forth on
the cover page of this prospectus, you will experience immediate dilution of $              per share,
representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, to the extent the accelerated vesting of outstanding incentive equity awards are exercised, there will be further dilution in connection with this offering, including certain Series C performance-based units that vest upon a liquidity event, will increase stock-based compensation expense and may result in additional shares of common stock being distributed to the applicable holders after the lock-up period, which could further dilute new investors. We may also issue additional shares of common stock in the future in connection with acquisitions, strategic transactions, or to raise capital, which could result in additional dilution to investors. See “—Additional equity issuances (including pursuant to our outstanding warrants), could result in significant dilution to your ownership and voting power and cause the trading price of our common stock to decline.” See also
“Dilution.”
As a result of the FPA and FERC’s regulations in respect of transfers of control, absent prior authorization by FERC or an applicable blanket authorization, we cannot convey, nor will an investor in our company (together with its affiliate and associate companies) generally be permitted to obtain in the aggregate, a direct and/or indirect voting interest in 10% or more either of our issued and outstanding voting securities or the right to appoint a non-independent board member to our board of directors.
We are a holding company under PUHCA with U.S. operating subsidiaries that are regulated by FERC as
“public utilities” under the FPA. As a result, the FPA requires us either to (i) obtain prior authorization from
FERC to transfer an amount of our voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or give any person or entity the right to appoint a non-independent board member to our board of directors or (ii) qualify for a blanket authorization granted under or an exemption from FERC’s regulations in respect of direct or indirect sales, transfers or dispositions of voting securities or the right to appoint a non-independent board member to our board of directors. Similar restrictions apply to any purchaser of our voting securities that is a “holding company” under PUHCA, in a holding company system that includes a transmitting utility or an electric utility, or an “electric holding company,”
regardless of whether our voting securities are purchased in this offering, subsequent offerings by us, in open market transactions or otherwise. A purchaser of our voting securities would be a “holding company”
under PUHCA if the purchaser acquires direct or indirect control over 10% or more of our voting securities, the voting securities of our public utility operating subsidiaries and the voting securities of any of our intermediate holding companies through which we may indirectly hold our interests in our public utility operating subsidiaries, or if FERC otherwise determines that the purchaser could directly or indirectly exercise control over our management or policies or the management or policies of public utility operating subsidiaries or the intermediate holding companies through which we may indirectly own our public utility operating subsidiaries (e.g., as a result of contractual board or approval rights). Under
PUHCA, a “public-utility company” is defined to include an “electric utility company,” which is any company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, such as our U.S. operating power generation and storage subsidiaries. Accordingly, absent prior authorization by FERC, for the purposes of sell-side transactions by us and buy-side transactions involving purchasers of our securities that are already holding companies under PUHCA, no purchaser can acquire 10% or more of our issued and outstanding voting securities or the right to appoint a non-independent board member to our board of directors.
Investors in this offering should manage their investment in us in a manner consistent with the FPA and with FERC’s regulations in respect of obtaining direct or indirect voting interests in our company or the right to appoint a non-independent board member to our board of directors. Accordingly, following the completion of this offering, absent prior authorization by FERC, investors in our common stock that are holding companies under PUHCA and their affiliate and associate companies are advised not to acquire in the aggregate a direct and/or indirect voting interest in 10% or more either of our issued and outstanding voting securities, the voting securities of our public utility operating subsidiaries, or the voting securities of any of our intermediate holding companies through which we may indirectly hold our interests in our public utility operating subsidiaries (or have the right to appoint a non-independent board member to our board of directors of any of the foregoing), in each case whether in connection with an offering by us, open market purchases, or otherwise. A violation of these regulations by us, as seller, or an investor, as a purchaser of our securities, including through open market purchases or otherwise, could subject the party in violation to civil or criminal penalties under the FPA, including civil penalties of up to approximately $1.58 million per day per violation and other possible sanctions imposed by FERC under the FPA. Our Certificate of Incorporation will provide that any investor, together with its affiliate and associate companies, that acquires a voting interest in 10% or more of our common stock will be prohibited from exercising such voting power without prior authorization by FERC, and therefore, investors that acquire such a position may not be able to vote their shares of common stock.
In the event that an investor obtains approval and acquires a direct and/or indirect voting interest in 10%
or more either of our issued and outstanding voting securities, the voting securities of our public utility operating subsidiaries, or the voting securities of any of our intermediate holding companies through which we may indirectly hold our interests in our public utility operating subsidiaries (or has the right to appoint a non-independent board member to our board of directors of any of the foregoing), then such investor may be deemed an affiliate of our subsidiaries that are public utilities under the FPA.  If such investor were deemed an affiliate, such investor’s other energy related subsidiaries would be deemed affiliated with our public utility subsidiaries for the purposes of the FPA, including with respect to determination of market power for purposes of maintaining market-based rate authority and in connection with approvals required for acquisitions of power generation, transmission or storage facilities.
Additional equity issuances (including pursuant to our outstanding warrants) could result in significant dilution to your ownership and voting power and cause the trading price of our common stock to decline.
In the future, we may issue additional shares of our common stock or securities convertible into or exchangeable for shares of our common stock in connection with financing transactions, acquisitions, strategic investments, equity incentive plans, or for other purposes. The issuance of additional equity securities would dilute the ownership interest of our existing stockholders and may reduce the per share value of your investment. We may also issue preferred stock with rights, preferences, or privileges senior to those of our common stock, which could adversely affect the rights of holders of our common stock.
Upon the completion of this offering, OpenAI Warrants exercisable for up to            shares of our common
stock at a nominal exercise price of $0.01 per share (on a net exercise basis) will remain outstanding and will become exercisable only upon the meeting of certain vesting conditions, based on an assumed initial
public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Because the OpenAI Warrants are exercised on a net (cashless) basis at a nominal exercise price, their exercise will be dilutive to our existing stockholders without providing us with any meaningful cash proceeds. If these warrants are exercised, it will result in dilution to the then-existing holders of our common stock and increase the number of shares eligible for resale in the public market.
Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock. In addition, prior to exercise, the warrants are classified as a liability on our balance sheet and remeasured at fair value each reporting period, with changes in fair value reflected in our results of operations, which may cause significant volatility in our reported net income (loss). Upon commencement of the related data center leases, the cost of the warrants will be recognized as a reduction of lease revenue, which will reduce our reported data center segment revenue. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our common stock. See “Dilution” and see “Description of Capital Stock.”
In addition, in connection with this offering, outstanding profit units of Energy Global held by certain employees and directors, including through Management LP, will accelerate and vest pursuant to the
terms of such awards. We expect to recognize approximately $      million of incremental stock-based
compensation expense in connection with such accelerated vesting, which will be reflected in our consolidated financial statements for the fiscal quarter in which this offering is consummated and will result in an increase in accumulated deficit, with a corresponding increase in additional paid-in capital.
Upon vesting, such profit units will convert into common units that will entitle the holders to receive distributions of shares of our common stock following the expiration of the lock-up period, resulting in further dilution to investors in this offering. See “Corporate Reorganization,” “Capitalization” and
“Executive Compensation” for additional information.
We may issue additional preferred equity securities with rights senior to our common stock, which could adversely affect your investment.
Our organizational documents authorize us to issue preferred equity securities with such rights, preferences and privileges as our board of directors may determine. Our parent entity has previously issued Series A Preferred Units, which will be redeemed in the Ares Redemption prior to this offering, and we may in the future issue additional preferred equity securities to raise capital, fund acquisitions, or for other purposes. Any such preferred equity securities may have distribution, voting, liquidation, or other rights that are senior to or otherwise adversely affect the rights of holders of our common stock. The issuance of additional preferred equity securities could:
•reduce the amount of cash available for distribution to common stockholders;
•dilute the voting power of common stockholders if the preferred securities have voting rights;
•reduce the liquidation value available to common stockholders;
•make it more difficult for us to raise additional equity capital in the future; and
•adversely affect the market price of our common stock.
Any future issuance of preferred equity securities may be on terms that are more favorable to new investors than to existing common stockholders.
Provisions of our Certificate of Incorporation, Bylaws and Delaware law may discourage, delay, or prevent a change in control of our company.
Our Certificate of Incorporation and Bylaws will contain provisions that could delay, defer, or discourage another party from acquiring control of our company. These provisions, which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors, could discourage certain types of transactions that may involve an actual or threatened acquisition of our company and could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:
•a classified board of directors, with directors serving staggered three-year terms;
•the requirement that directors may only be removed for cause and only by the affirmative vote of at least two-thirds of the outstanding shares;
•the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer;

•limitations on the ability of stockholders to call special meetings;
•advance notice requirements for stockholder proposals and nominations for election to our board of directors;
•the prohibition of stockholder action by written consent; and
•requirements for supermajority approval to amend certain provisions of our Certificate of Incorporation and Bylaws.
In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General
Corporation Law (the “DGCL”), which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and could discourage, delay, or prevent a change in control of our company.
Our Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.
Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation, or our
Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. However, our exclusive forum provision will not apply to claims arising under the Securities Act or the Exchange Act.
If securities analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or few analysts cover us, the trading price of our common stock could be negatively affected. If one or more of the analysts who cover us downgrades our common stock or publishes unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause the price and trading volume of our common stock to decline.
Our financial statements involve complex accounting judgments, and errors in our accounting or changes in accounting standards could adversely affect our reported financial results.
Our financial statements involve complex accounting judgments and estimates that require significant management judgment. These include, among others:
•Tax equity partnership accounting. We finance a significant portion of our projects through tax equity partnerships that involve complex allocation arrangements for tax benefits, income and cash distributions. The accounting for these partnerships requires us to make judgments regarding the allocation of profits and losses, the timing of revenue recognition and the consolidation of partnership entities.

•Derivative and hedge accounting. We enter into interest rate swaps, PPAs, and other derivative instruments that require complex fair value measurements and hedge accounting determinations.
Changes in the fair value of our derivatives can result in significant volatility in our reported earnings.
•Variable interest entity consolidation. We hold interests in various entities that may be variable interest entities under accounting standards. We must evaluate these entities to determine whether we are the primary beneficiary and should consolidate them in our financial statements, which requires significant judgment.
•Asset impairment. We must evaluate our long-lived assets, including our solar facilities, development projects and goodwill, for impairment when events or circumstances indicate that the carrying value may not be recoverable. These evaluations require estimates of future cash flows, discount rates and other assumptions that are inherently uncertain.
•Lease and customer-contract accounting. Our data center leases, co-located power supply arrangements, PPAs, derivatives and other customer arrangements may involve judgment in determining the applicable accounting model, including lease classification, separation of lease and non-lease components, treatment of lease incentives and timing of revenue or income recognition.
•Equity-based compensation accounting. Our equity-based compensation arrangements may involve judgment in determining the applicable accounting treatment, including award classification, valuation assumptions, recognition period, settlement features and financial statement presentation.
If our accounting judgments or estimates prove to be incorrect, or if accounting standards change in ways that affect our accounting policies, our financial statements may contain material errors, which could adversely affect investor confidence and the market price of our common stock. As described below, management identified errors related to the accounting for certain complex transactions in connection with the preparation of the financial statements included in this prospectus. Additionally, errors in our accounting could result in regulatory scrutiny, litigation, or other adverse consequences.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.
As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the
Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street
Reform and Protection Act, and related rules implemented by the SEC and Nasdaq, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. Although we have a number of directors, officers and employees with experience in complying with these requirements applicable to public companies, there can be no assurance that we will be successful in complying with these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage, higher retention, or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.
Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified a material weakness in our internal control over financial reporting. If we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our investors may lose confidence in the accuracy and completeness of our financial reports, which could adversely affect our stock price.
Management identified a material weakness in our internal control over financial reporting in connection with the preparation of our financial statements for the years ended December 31, 2025 and 2024 because we did not design and maintain effective controls related to accounting for complex transactions.
Specifically, the technical accounting review controls that we had designed and implemented were not operating effectively to appropriately evaluate the accounting for significant complex transactions and to appropriately assess the related financial statement presentation and disclosure requirements. This material weakness affected our ability to timely and accurately account for complex transactions. As a result, there was a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis.
We are taking steps to remediate the material weakness and to strengthen our internal control over financial reporting, including designing and implementing additional review controls over complex accounting matters, implementing additional policies and procedures and expanding training for our finance and accounting personnel.
We will not be able to fully remediate this material weakness until the applicable controls have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively. As of March 31, 2026, this material weakness has not been remediated. If we fail to remediate our existing material weakness or identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal control over financial reporting is effective, or if, at such time as we are no longer an emerging growth company and qualify as an accelerated filer, our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the price of our common stock could be negatively affected. As a result, we could also become subject to investigations by the SEC, or other regulatory authorities, and become subject to litigation from stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.
If we fail to remediate our existing material weakness or identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to conclude that our internal control over financial reporting is effective when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the price of our common stock could be negatively affected. As a result, we could also become subject to investigations by the Nasdaq, the SEC, or other regulatory authorities and become subject to litigation from stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.
In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations may be harmed.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-
Oxley Act, and the Nasdaq listing requirements. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.
We have identified a material weakness in our internal control over financial reporting in the past, most recently for the year ended December 31, 2025, and cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, new internal processes and procedures and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience further deficiencies in our controls.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, to the extent we acquire other businesses, the acquired company may not have a sufficiently robust system of controls and we may discover deficiencies. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement may harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also may adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely cause the price of our common stock to decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on a stock exchange. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
Upon becoming a public company, and particularly after we are no longer an “emerging growth company,”
we expect our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting may harm our business, financial condition, results of operations and prospects, and may cause the price of our common stock to decline.
Accordingly, we cannot ensure that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the completion of this offering.

We have not paid and do not intend to pay cash dividends for the foreseeable future.
We have never declared or paid cash dividends on any class of our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any cash dividends in the foreseeable future. In addition, the terms of our credit facilities currently limit our ability to pay dividends and future agreements governing our indebtedness may similarly limit our ability to pay dividends. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. See “Dividend Policy.”
We have broad discretion in how we use the net proceeds from this offering, and we may not use them effectively.
We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.
A significant portion of our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other public companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. Reliance on these exemptions may result in reduced investor interest in our common stock, a less active trading market for our common stock, and increased stock price volatility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING
STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy, and plans and objectives of management for future operations may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,”
“should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,”
“believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to statements about:
•our ability to develop, construct and deliver our data center and power generation projects on anticipated timelines, at expected costs, and at planned scale;
•our ability to secure customers, execute leases, obtain permits and regulatory approvals and access grid interconnection capacity necessary for our operations;
•our expectations regarding future revenue, expenses, capital requirements, liquidity and our ability to obtain financing on acceptable terms;
•our ability to attract and retain key personnel, including our management team;
•the impact of climate change, extreme weather events and natural disasters on our operations;
•our ability to compete effectively in the data center and AI infrastructure industry;
•the availability of government incentives that support renewable energy development and our ability to benefit from such incentives;
•our exposure to cybersecurity risks, security breaches and other disruptions to our information technology systems;
•changes in federal, state and local laws and regulations, including those related to the energy and data center industries and AI;
•our reliance on SoftBank as our controlling stockholder and the potential for conflicts of interest;
•our ability to realize the revenue estimated in our backlog and complete projects within expenditures estimated in our backlog-associated capex;
•geopolitical risks, including war, terrorism, trade disputes and sanctions;
•our ability to manage the transition to being a public company and comply with applicable laws and regulations;
•our ability to remediate the identified material weakness in our internal control over financial reporting and to implement and maintain effective internal control over financial reporting;
•the volatility of our stock price and the potential for future sales of our common stock to depress our stock price;
•public perception of the data center and AI infrastructure industry, including concerns regarding energy consumption, water usage and environmental impact; and
•other risks and uncertainties described in this prospectus, including those set forth under “Risk
Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.
Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to the factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $             million (or
$             million if the underwriters exercise their option to purchase additional shares of common stock in
full), based upon an assumed initial public offering price of $             per share (which is the midpoint of
the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We currently expect to use substantially all of the net proceeds from this offering for general corporate purposes, with priority given to working capital, operating expenses and capital expenditures required to develop and construct our data center, power generation, storage and related infrastructure projects. We may also use a portion of the net proceeds to repay all or a portion of the amount outstanding under our new Credit Facility,  for technology development and to acquire or invest in businesses, products, services or technologies that complement our integrated business model; however, we do not have binding agreements or commitments for any material acquisitions or investments at this time. Because we do not currently have specific plans for the net proceeds, we cannot specify with certainty the particular uses or approximate amounts we will use for each purpose, and we will have broad discretion in the way that we use the net proceeds of this offering. If we receive substantially less than the maximum net proceeds expected from this offering, we expect to prioritize working capital, operating expenses and capital expenditures for existing committed projects before using proceeds for technology development or potential acquisitions or investments. See “Risk Factors—Risks Related to
Our Common Stock and This Offering — We have broad discretion in how we use the net proceeds from this offering, and we may not use them effectively” for additional information.
Assuming no exercise of the underwriters’ option to purchase additional shares of common stock, each
$1.00 increase (decrease) in the assumed initial public offering price of $        per share (which is the
midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the
net proceeds to us from this offering by approximately $          million, assuming the number of shares
offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase
(decrease) the net proceeds to us from this offering by approximately $          million, assuming that the
price per share for the offering remains at $          (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, for the operation and expansion of our business.
Accordingly, following this offering, we do not expect to declare or pay any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.
Additionally, we are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. The ability of our subsidiaries to pay dividends or make other distributions to us in the future will depend on, among other things, their earnings, tax considerations and covenants contained in any financing or other agreements.
Our ability to pay dividends to holders of our common stock is limited as a practical matter by the credit facilities, insofar as we may seek to pay dividends out of funds made available to us by our subsidiaries, because our subsidiaries’ debt instruments directly or indirectly restrict our subsidiaries’ ability to pay dividends or make loans to us. Any financing arrangements or debt arrangements that we enter into in the future may also include restrictive covenants that limit our ability to pay dividends. See “Risk Factors—
Risks Related to Ownership of Our Common Stock and this Offering—We do not intend to pay dividends on our common stock for the foreseeable future” and “Management’s Discussion and Analysis of
Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

CORPORATE REORGANIZATION
We use the term “Corporate Reorganization” in this prospectus to refer collectively to a series of  distinct transactions that we have completed, or expect to complete, prior to and in connection with this offering.
These transactions are designed to (i) convert our legal structure from a limited liability company to a corporation suitable for a public offering, (ii) simplify our capital structure by eliminating the preferred equity layer and intercompany indebtedness at the SBE Global, LP level, (iii) establish new third-party corporate-level financing, and (iv) give effect to certain equity awards and warrant exercises that vest upon the completion of this offering. These transactions are grouped here for convenience because, taken together, they position SE Global Holdings, Inc. to issue common stock to the public in this offering.
SE Global Holdings, Inc. is a holding company that holds, directly and indirectly, the equity interests in our operating subsidiaries. It is owned directly by SBE Global, LP and indirectly by Energy Global. See
“Prospectus Summary-—Corporate Structure” for a description of our corporate structure.
The transactions comprising the Corporate Reorganization are described below in three groups: (1) the
Corporate Conversion (already completed); (2) transactions at the SE Global Holdings, Inc. level that are conditioned on, or connected with, this offering; and (3) transactions at the Energy Global, LP partnership level that do not directly change the equity or capitalization of SE Global Holdings, Inc. but affect our equityholders’ indirect economic interests. Each transaction is described from the standpoint of SE Global
Holdings, Inc. to explain its relevance to our financial position and to investors in this offering.
(1) The Corporate Conversion
On July 10, 2026, SE Global Holdings, LLC converted into a Delaware corporation named SE Global
Holdings, Inc. pursuant to the Corporate Conversion. The Corporate Conversion was not conditioned on this offering and has already been completed. In the Corporate Conversion, each outstanding unit of SE
Global Holdings, LLC became one share of common stock, par value $0.0001 per share, of SE Global
Holdings, Inc., and SE Global Holdings, Inc. is now authorized to issue 110,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.0001 per share. Each unvested OpenAI Warrant that remains outstanding continues as a substantially identical warrant of SE Global Holdings, Inc., with substantially the same economic and other rights, including the same net exercise provisions, vesting conditions and automatic exchange mechanics. The purpose of the Corporate Conversion was to reorganize our legal structure so that the entity offering common stock to the public in this offering is a corporation rather than a limited liability company, and to align our capital structure with the issuance of common stock to public investors, while preserving our existing equityholders’ indirect ownership through Energy Global until the Post-Lock-Up
Distribution (i.e., the potential distribution of shares of our common stock to the partners of Energy Global after the expiration of the 180-day lock-up period applicable to this offering).
(2) Transactions at SE Global Holdings, Inc.
In connection with this offering, and in certain cases before it, we also expect to complete the following transactions to simplify our capital structure. None of the transactions described below has occurred as of the date of this prospectus.
Intercompany Notes Repayment and Ares Redemption. SE Global Holdings, Inc. will repay in full, using cash on hand, the $709.5 million of intercompany notes (plus accrued and unpaid interest) owed to
SBE Global in the Intercompany Notes Repayment. The intercompany notes will then be extinguished, and SE Global Holdings, Inc. will have no further obligation under them. SBE Global will use the repayment proceeds, together with a cash contribution from existing cash at Energy Global, to fund the redemption of the outstanding Series A Preferred Units and the related Series A Common Warrants held by Ares (collectively, the “Ares Redemption”). Following the completion of the Ares Redemption, Ares will no longer hold any equity interest, preferred claim, or warrant position in SBE Global, LP or any of its subsidiaries. This transaction is conditioned on the substantial certainty of this offering and the availability of sufficient cash on hand to fund the repayment and the related cash contribution from Energy Global.
New Credit Facility. SE Global Holdings, Inc. will enter into the Credit Facility, a new senior secured credit facility (with a letter of credit sublimit), and use the proceeds to repay in full the amounts outstanding under our Hickory Facilities (our existing corporate-level revolving credit facilities, as described under “Description of Certain Indebtedness”) and to fund general corporate purposes. The
Credit Facility will be a direct obligation of SE Global Holdings, Inc., guaranteed by certain of our subsidiaries, and will constitute corporate-level recourse indebtedness. The closing of the Credit Facility is separately subject to the negotiation and execution of definitive financing documents and satisfaction of customary conditions precedent; it is not a condition to, and does not condition, the Intercompany Notes
Repayment or the Ares Redemption. See “Description of Certain Indebtedness” for a more detailed description of the expected terms of the Credit Facility.
OpenAI Warrant Exercises. We issued the OpenAI Warrants to OpenAI to purchase an aggregate of shares of our common stock at an exercise price of $0.01 per share, which vest in tranches upon the achievement of specified operational, commercial, financing and equity valuation milestones,
including the completion of this offering. Of the            total OpenAI Warrants outstanding as of the date of
this prospectus, 868,934 had vested as of such date and an additional            OpenAI Warrants will vest
upon the completion of this offering (the vesting and net cashless exercise of the applicable OpenAI
Warrants in connection with this offering are referred to as the “OpenAI Warrant Exercises”). The OpenAI
Warrant Exercises will result in the issuance of up to            shares of our common stock (based on an
assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus). Upon vesting and exercise, the warrants are exercised on a net
(cashless) basis and result, through the exchange and contribution mechanics involving Energy Global described below, in the issuance of equivalent shares of our common stock. Because the exercise is on a net basis, the number of shares of our common stock ultimately issuable varies with the initial public
offering price. Following the completion of this offering, the remaining            unvested OpenAI Warrants
will remain outstanding and will become exercisable only upon the satisfaction of the specified post-
offering vesting conditions. The vesting terms and tranche amounts remain subject to ongoing discussions between us and OpenAI, with final terms to be disclosed by amendment to the registration statement of which this prospectus forms a part, or in a subsequent prospectus filed with the SEC, prior to the pricing of this offering. For a detailed description of the vesting milestones and the number of warrants allocated to each tranche, see "Certain Relationships and Related Party Transactions—Transactions with
OpenAI—Warrants." The OpenAI Warrant Exercises are conditioned on the consummation of this offering.
Accelerated Vesting of Incentive Equity Awards. In connection with this offering, certain outstanding profit units of Energy Global, including those held through Management LP, will accelerate and vest into common units of Energy Global and Management LP, respectively. Such common units will be convertible
into an equal number of shares of our common stock. We expect to recognize approximately $      million
of incremental stock-based compensation expense in connection with such accelerated vesting, which will be reflected in our consolidated financial statements for the fiscal quarter in which this offering is consummated. This results in an increase in accumulated deficit, with a corresponding increase in additional paid-in capital. Although these awards have been issued by Energy Global, SE Global
Holdings, Inc. recognizes the related stock-based compensation expense in its consolidated financial statements in accordance with ASC 718. See “Executive Compensation” for additional information.
(3) Transactions at Energy Global.
Automatic Conversion of Series D Preferred Units. The outstanding Series D Preferred Units of
Energy Global will automatically convert into Series B Common Units of Energy Global upon the completion of this offering, which is expected to constitute a Specified QPO (a qualified public offering that triggers such conversion, as defined in the glossary). This conversion eliminates the preferred equity layer at the Energy Global, LP level so that, following such conversion, only common units and Series C Profits

Units of Energy Global will remain outstanding. Because Energy Global holds its interest in SE Global
Holdings, Inc. indirectly through SBE Global, LP, this conversion will not directly change the equity or capitalization of SE Global Holdings, Inc.
Crystallization of Capital Accounts. The capital accounts of the partners of Energy Global and
Management LP will be adjusted (or “crystallized”) in connection with a recapitalization of Energy Global, including an exchange of Energy Global profits units for newly-issued common units. The crystallization is intended to restate each partner’s capital account to reflect the fair market value of Energy Global’s net assets at the time of the adjustment, thereby resetting the partners’ respective economic interests in
Energy Global prior to the Post-Lock-Up Distribution. This adjustment is a tax and partnership accounting matter at the Energy Global level. It will not directly change the equity, capitalization, or consolidated financial statements of SE Global Holdings, Inc., and does not give rise to any current cash tax obligation of SE Global Holdings, Inc.
Treatment of Outstanding Incentive Equity Awards. Common units of Energy Global, including those held through Management LP, will remain outstanding or otherwise be treated in accordance with their governing documents, and no new profit interests are expected to be issued by Energy Global in connection with this offering.
Upon completion of this offering (but prior to any Post-Lock-Up Distribution):
•public investors will hold            shares of common stock;
•SBE Global, LP may hold                 shares of common stock on behalf of Energy Global and its
equityholders;
•our existing equityholders may  continue to hold their interests indirectly through SBE Global, LP and
Energy Global, LP. Upon completion of this offering, the equityholders of Energy Global, LP and their approximate ownership interests are expected to be as follows: SoftBank (through its affiliates),
approximately      %, OpenAI, approximately      %, and holders of management incentive awards,
approximately      %; and
•OpenAI will continue to hold the unvested OpenAI Warrants, which will remain outstanding following
this offering and will be exercisable for up to            shares of our common stock (assuming a net
exercise at an assumed initial public offering price of $      per share, which is the midpoint of the price
range set forth on the cover page of this prospectus) upon satisfaction of the applicable vesting conditions.
After the 180-day lock-up period applicable to this offering expires, SBE Global, LP may distribute in the
Post-Lock-Up Distribution all of its shares of our common stock to Energy Global, and Energy Global may distribute such shares to its equityholders, which include OpenAI, SoftBank, and our management, employees, and directors.
Except as otherwise noted, the consolidated financial statements, selected historical consolidated financial data and other financial information included elsewhere in this prospectus are those of SE Global
Holdings, LLC, our accounting predecessor, and its subsidiaries, and do not give effect to the Corporate
Reorganization. We expect the Corporate Reorganization to have the following principal effects on our
financial statements: (i) the reclassification of contributed capital of $           from members’ equity into
common stock (at par value) and additional paid-in capital, and a corresponding change in our equity presentation from members’ equity to stockholders’ equity; (ii) a decrease in debt from related parties of approximately $709.5 million to zero upon repayment of the intercompany notes owed to SBE Global, LP using cash on hand, with a corresponding decrease in cash and cash equivalents; (iii) the entry into the
Credit Facility and the application of the proceeds thereof to repay in full the amounts outstanding under our Hickory Facilities and to fund general corporate purposes, resulting in an increase in third-party debt
of approximately $           billion; (iv) an increase in additional paid-in capital of approximately $
million reflecting the Warrant Exercises and the issuance of            shares of common stock to Energy
Global, LP; and (v) an increase in accumulated deficit of approximately $           million, with a

corresponding increase in additional paid-in capital, reflecting incremental stock-based compensation expense from the accelerated vesting of outstanding incentive equity awards in connection with this offering. The effects of the Corporate Conversion will be reflected in our consolidated financial statements for the fiscal quarter in which the Corporate Conversion was completed, and the effects of the remaining related transactions will be reflected in our consolidated financial statements for the fiscal quarter in which this offering is consummated. We do not expect the Corporate Conversion itself to have a material effect on our results of operations.
Completion of the remaining Corporate Reorganization transactions is subject to certain conditions, including: (i) with respect to the Ares Redemption, the substantial certainty of this offering and the availability of sufficient cash on hand to fund the Intercompany Notes Repayment and the related cash contribution from Energy Global; (ii) with respect to the automatic conversion of the Series D Preferred
Units, this offering constituting a Specified QPO; and (iii) with respect to the vesting of the OpenAI
Warrants that vest upon this offering, the consummation of this offering. Entry into the Credit Facility is separately subject to the negotiation and execution of definitive financing documents and the satisfaction of customary conditions precedent; it is not a condition to, and does not condition, the Intercompany
Notes Repayment or the Ares Redemption. If any such condition is not satisfied, the applicable transaction may not occur, which could delay or prevent the completion of this offering. See "Risk Factors"
for a discussion of related risks.
The purpose of the Corporate Conversion was to reorganize our structure so that the entity offering common stock to the public in this offering is a corporation rather than a limited liability company and to align our capital structure with the issuance of common stock to public investors, while preserving our existing equityholders’ indirect ownership through Energy Global until the Post-Lock-Up Distribution.

CAPITALIZATION
The following table sets forth the cash and cash equivalents and our capitalization as of                 , 2026
on:
•an actual basis;
•a pro forma basis to give effect to the Corporate Reorganization, the issuance of the senior secured notes due 2031 (the “SE Cosmos Senior Secured Notes”) and the related use of such proceeds,
$1.34 billion in aggregate capital contributions from Energy Global that occurred subsequent to the
period presented, in each case as if such transactions had occurred on                , 2026; and
•a pro forma as adjusted basis to further give effect to the issuance and sale by us of
shares of our common stock in this offering at the assumed initial public offering price of $        per
share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”
Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of
Operations” and “Use of Proceeds” sections and other financial information contained in this prospectus.

	As of March 31, 2026
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents ........................................................	$78,834	$	$
Debt, net(2)(6) .................................................................................	2,538,366
Debt from related parties(3) .........................................................	709,520	—	—
New Credit Facility(4) ...................................................................	—
Redeemable non-controlling interests ......................................	3,698
Contributed capital(5)(7) ................................................................	3,299,148	—	—
Common stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; shares authorized, pro forma; shares issued and outstanding, pro forma; 100,000,000 shares authorized, pro forma as adjusted; shares issued and outstanding, pro forma as adjusted ..........................................	—
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted ..........................................	—
Additional paid-in capital(5)(7) ......................................................	—
Accumulated deficit .....................................................................	(752,552)
Noncontrolling interests ..............................................................	437,183
Total capitalization .......................................................................	$6,235,363

(1)Each $1.00 increase or decrease in the assumed initial public offering price of $        per share (which is the midpoint of the price range
set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, additional paid-in capital,
total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $          million, assuming the
number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.  In addition, because the number of shares of our common stock issued in the OpenAI Warrant Exercises is determined by reference to the initial public offering price, each $1.00 increase or decrease in the assumed initial public offering price would also change the number of shares issued in the OpenAI Warrant
Exercises and, accordingly, the pro forma and pro forma as adjusted amounts of common stock, additional paid-in capital, total stockholders’ equity and total capitalization, in each case as further described under “The Offering” and “Dilution.”
Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by
approximately $          million, assuming that the price per share for the offering remains at $          (which is the midpoint of the price
range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)Debt, net includes approximately $473.0 million of outstanding borrowings under the Hickory Facilities as of March 31, 2026. The pro forma and pro forma as adjusted amounts give effect to the repayment in full of such borrowings, together with accrued and unpaid interest thereon, using a portion of the proceeds of the new Credit Facility, and the resulting termination of the commitments and release of the guarantees and liens thereunder, as described under “Corporate Reorganization” and “Description of Certain
Indebtedness.”
(3)Debt from related parties consists of $709.5 million of intercompany notes owed to SBE Global, LP as of March 31, 2026. The pro forma and pro forma as adjusted amounts give effect to the Intercompany Notes Repayment, which reduces debt from related parties to zero, using cash on hand, as described under “Corporate Reorganization.”
(4)Reflects borrowings under the new third-party Credit Facility, expected to be in an aggregate principal amount of $      billion, the
proceeds of which will be used to fund the repayment in full of the approximately $473.0 million of outstanding borrowings under the
Hickory Credit Agreement and for general corporate purposes. The pro forma and pro forma as adjusted amounts do not reflect the deduction of debt discount and issuance costs incurred in connection with the new Credit Facility and, accordingly, do not correspond directly to the amounts that will be reflected on our consolidated balance sheet. See “Description of Certain Indebtedness” for a more detailed description of the expected terms of the Credit Facility.
(5)Contributed capital represents the members’ equity of SE Global Holdings, Inc. prior to the Corporate Conversion. Because SE Global
Holdings, Inc. is currently owned by a single equityholder and the common stock to be issued in the Corporate Conversion will have only nominal par value, the pro forma and pro forma as adjusted amounts give effect to the reclassification of substantially all of the
$3.3 billion contributed capital account to additional paid-in capital, with the remainder allocated to common stock at par value. This is a non-cash reclassification within stockholders’ equity that does not change total capitalization.
(6)The pro forma amounts give effect to the issuance by our subsidiary SE Cosmos, LLC, subsequent to March 31, 2026, of $999.0 million aggregate principal amount of the Cosmos Senior Secured Notes and the concurrent repayment in full of the $342.7 million SE Cosmos bridge loan facility, resulting in a net increase in consolidated debt, net of approximately $656.3 million. A portion of the proceeds was also applied to pay $12.7 million of related lender fees and to fund $140.4 million of reserve accounts, with the remaining $503.2 million distributed to SE Cosmos, LLC to finance the construction of its data center project in Austin, Texas. The SE Cosmos Senior Secured
Notes are solely obligations of SE Cosmos, LLC and are not guaranteed by SE Global Holdings, LLC. See “Description of Certain
Indebtedness” for additional information.
(7)The pro forma amounts give effect to the aggregate capital contributions of $1.34 billion made by Energy Global to SE Global Holdings,
LLC subsequent to March 31, 2026 ($    million on May 15, 2026, $200.0 million on May 18, 2026, and $640.0 million on June 22,
2026), reflected as an increase in cash and cash equivalents and a corresponding increase in members’ equity, which is reclassified to additional paid-in capital upon the Corporate Conversion as described in note (4).
The number of shares of common stock issued and outstanding pro forma and pro forma as adjusted in the table above does not reflect:
•           shares of our common stock issuable upon the vesting and net exercise of the unvested
OpenAI Warrants that will remain outstanding following this offering, based on an assumed initial
public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•           shares of our common stock issuable upon the conversion of vested profits units of Energy
Global held through Management LP, issued pursuant to the 2024 Long-Term Incentive Plan as
of                , 2026;
•           shares of our common stock issuable upon the conversion of vested profits units of Energy
Global held through Management LP, issued pursuant to the 2024 Long-Term Incentive Plan granted
after                , 2026; and
•           shares of our common stock reserved for future issuance under the 2026 Plan, which will become effective in connection with this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in pro forma as adjusted net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book
value (deficit) as of           , 2026, was approximately $              million, or $              per share. Our pro
forma net tangible book value as of           , 2026 was $              million, or $              per share, based on
the total number of shares of our common stock outstanding as of           , 2026, after giving effect (i) to
the Corporate Reorganization and the OpenAI Warrant Exercises and as if such transactions had
occurred on           , 2026.
After giving effect to the sale by us of               shares of our common stock in this offering at the assumed
initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us, our pro forma as adjusted net tangible
book value as of           , 2026, would have been $              million, or $              per share. This represents
an immediate increase in pro forma as adjusted net tangible book value of $              per share to our
existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of
$              per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share of common stock ...................		$
Historical net tangible book value (deficit) per share as of , 2026 ....	$
Increase per share attributable to the pro forma adjustments described above .....................................................................................................................
Pro forma net tangible book value per share as of , 2026
Increase per share attributable to new investors purchasing shares of common stock in this offering ................................................................................
Pro forma as adjusted net tangible book value per share immediately after this offering ...............................................................................................................		$
Dilution in pro forma as adjusted net tangible book value per share to new common stock investors in this offering ..............................................................		$

Each $1.00 increase (decrease) in the assumed initial offering price of $              per share, which is the
midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our
pro forma as adjusted net tangible book value after this offering by approximately $              million, or
$              per share, and would increase (decrease) the dilution per share to new investors purchasing
our common stock in this offering by $              per share, assuming that the number of shares offered by
us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. Each increase (decrease) of
1,000,000 shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this
offering by approximately $              million, or $              per share, and would increase (decrease) the
dilution per share to new investors by $              per share, assuming that the assumed initial public
offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.
Because the number of shares of our common stock issuable upon exercise of the OpenAI Warrants that vest upon the completion of this offering is determined by reference to the initial public offering price, the number of such shares, and the resulting dilution to investors purchasing shares of our common stock in this offering, will vary with changes in the initial public offering price. The sensitivities described above with respect to a $1.00 increase or decrease in the assumed initial public offering price give effect to the corresponding change in the number of shares of our common stock issuable upon exercise of such
OpenAI Warrants.
The following table presents, on a pro forma basis as of           , 2026, after giving effect to (i) the
Corporate Reorganization, the (ii) OpenAI Warrant Exercises, and (iii) the sale by us of shares of our
common stock in this offering at the assumed initial public offering price of $              per share, which is
the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average price per Share
Existing stockholders ............		%	$	%	$
New investors ........................
Total .......................................		100%		$100%	$

Each $1.00 increase (decrease) in the assumed initial offering price of $              per share, which is the
midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and average price
per share paid by all stockholders by $             , $              and $              per share, respectively,
assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and average price per
share paid by all stockholders by $             , $              and $              per share, respectively, assuming
that the assumed initial public offering price of $              per share, which is the midpoint of the price
range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase               additional shares of our common stock
in this offering, the pro forma as adjusted net tangible book value (deficit) per share after this offering
would be $              per share and the dilution to new investors in this offering would be $              per
share. If the underwriters exercise such option in full, the number of shares held by new investors will
increase to approximately               shares of our common stock, or approximately              % of the total
number of shares of our common stock outstanding after this offering.
The foregoing tables and calculations on a pro forma and pro forma as adjusted in the table above do not reflect shares of common stock that are reserved for future grants or sale under our 2026 Plan or shares available for issuance upon exercise of the unvested OpenAI Warrants.
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as common stock, or other securities that are convertible into our common stock, such as convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read with our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. Certain of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Refer to the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Effective July 10, 2026, SE Global Holdings, LLC converted into a Delaware corporation named SE
Global Holdings, Inc. pursuant to a statutory conversion. SE Global Holdings, Inc. directly and indirectly holds all of the equity interests in our operating subsidiaries. We  remain a holding company and will continue to conduct our business through our operating subsidiaries.
Overview
We are a leading, integrated data center and power infrastructure company. We develop, construct and plan to operate gigawatt-scale data center facilities and we develop, construct, own and operate power generation assets. Our vertically integrated, power-first model is purpose-built for the AI era, enabling the delivery of data center capacity with the scale, speed and reliability required to support our hyperscaler customers’ rapidly growing demand for compute. SoftBank and OpenAI are strategic investors and also customers at two of our data center campuses.
Our business model is designed to generate three interrelated revenue streams: (i) long-term lease agreements and service level agreements with hyperscaler customers for our data center capacity; (ii) the sale of electricity and related products under fixed-price PPAs and other offtake agreements to utilities and corporations; and (iii) design, engineering, construction management and operations management services to our businesses. Based on internal estimates and industry benchmarking, we believe we have one of the largest data center portfolio capacities among data center companies today, with 8.8 GWs of critical IT capacity (GW-IT) in our portfolio, including 0.8 GW-IT of under-construction capacity and 8.0
GW-IT of capacity contracted but not yet under construction, as of the date of this prospectus. No data center capacity is currently in operation, and realization of the under construction and contracted capacity as revenue-generating assets is dependent upon, among other things, completion of construction, receipt of permits, successful interconnection, lease commencement, and tenant acceptance. Our pipeline includes the 8.0 GW-IT PORTS Technology Campus, which we believe will be among the largest data center development sites in the world. As of March 31, 2026, our operating power generation portfolio consisted of approximately 2.2 GWac of solar power and BESS projects that have been placed in service.
Across our 8.8 GW-IT of data center campuses with leases signed and our 5.5 GWs of power (GWac)
that is operating, under construction, or contracted as of the date of this prospectus, we have more than
$420 billion of backlog. This backlog is a hypothetical estimate based on management’s assumptions and is not necessarily indicative of future revenue. The weighted average remaining contract length (by capacity) for our power projects is 16.7 years and for our data center projects is 19.6 years, in each case as of the date of this prospectus. See “—Key Factors Affecting Our Business and Results of Operations”
below for a definition of backlog.
Our management team has deep, multi-decade experience across data center development, power infrastructure development and large-scale capital formation. We started our business in 2019 with a focus on power infrastructure. Since our founding, we have developed, financed and began construction on 4.7 GWac of solar power and BESS projects. In 2025, we acquired and integrated Studio 151, a data center construction management and operations firm. Through that legacy organization, the leaders of our data center business have been developing and operating mission-critical facilities since 2008, collectively delivering 15 completed data center facilities to third parties. We have developed in and operate across multiple major U.S. power markets, including ERCOT, CAISO and PJM, have 24 unique customers, and have executed 37 distinct project financings.
Our Business Model
We operate through an integrated business model consisting principally of our DC and SP segments, together with a SLN segment that supports project development and delivery.
We generate revenue today primarily from our standalone power business, where our operating portfolio of utility-scale solar and energy storage projects produces cash flows through long-term PPAs with utilities, corporate offtakers and community choice aggregators, as well as through participation in wholesale energy markets, including the sale of electricity, capacity, environmental attributes and, in certain cases, tax credits. Our battery energy storage systems are primarily used for energy arbitrage and capacity dispatch under our wholesale power arrangements. In the future, we expect to generate a significant portion of our revenue from our data centers business through the long-term leasing of grid-
connected, turnkey data center facilities and the delivery of electricity from co-located power generation assets to hyperscaler customers. Our SLN segment provides design, engineering, construction management and operations management services for data center and infrastructure projects, primarily through intercompany services.
Our DC, SP and SLN segments are integrated through a unified model that combines our site development, power grid integration, design engineering, equipment procurement, project financing, construction management and operational capabilities. We have leveraged the expertise and processes established in building and operating our multi-gigawatt  solar and storage portfolio to support the development, design and delivery of large-scale powered data center capacity in a coordinated and capital-efficient manner. Our ability to co-locate data center load directly with power generation at the same site allows a gigawatt-scale campus to share essential high-voltage equipment as well as meet a substantial portion of its total electricity needs locally, bypassing grid constraints that can delay competing projects by several years.
•Data Centers. Our DC segment is currently in a pre-revenue stage, with initial revenues expected to be generated in late 2026, through long-term leasing of grid-connected, turnkey data center facilities and the delivery of electricity from co-located power generation assets. We have entered into long-
term leases with hyperscaler customers for turnkey data center facilities, typically structured with contractual escalators that provide embedded revenue growth and visibility into future cash flows.
These arrangements are complemented by on-site power supply agreements, under which we expect to deliver electricity directly to customers, reducing exposure to wholesale market volatility and enhancing overall revenue stability. Our model integrates data center infrastructure with co-located power generation, enabling efficient, large-scale deployments by optimizing integration with the broader transmission grid. As of the date of this prospectus, we had approximately 8.8 GW-IT of total data center portfolio capacity, consisting of approximately 0.8 GW-IT of contracted and under-
construction capacity and an incremental 8.0 GW-IT of interconnected capacity contracted.
•Standalone Power. Our standalone power business develops, owns and operates utility-scale solar photovoltaic and battery energy storage system projects. We generate revenue primarily through long-term PPAs, or PPAs, with counterparties we believe to be creditworthy, including utilities, corporate offtakers and community choice aggregators, under which we sell electricity (both energy and capacity) and associated environmental attributes (primarily as renewable energy credits
(“RECs”) and in certain contracts, transferable tax credits). As a result, the substantial majority of our revenue in this business is contracted, providing a high degree of predictability and visibility into future cash flows. A limited portion of our generation capacity is not contracted under long-term PPAs and is sold on a merchant basis into wholesale electricity markets, including CAISO and ERCOT, at prevailing market prices. Merchant sales may include electricity produced in excess of contracted volumes or generation from projects or periods not covered by long-term PPAs. We also use commodity derivative instruments to manage exposure to power price fluctuations on certain projects.
As of March 31, 2026, we had approximately 2.2 GW of operating power generation capacity and approximately 2.5 GW of power generation capacity in construction.
•Solutions. Our SLN segment provides design, engineering, construction management and operations management services for data center and infrastructure projects. These services are primarily deployed to support our own data center and power generation development activities and are charged to the DC and SP segments as intercompany services. The SLN segment enhances our vertically integrated model by bringing in-house the specialized design, construction management and operations management capabilities that are critical to delivering data center facilities on accelerated timelines.
As of March 31, 2026, the DC reportable segment was pre-revenue. All revenue from contracts with external customers to date has been derived from our standalone power business. We expect initial data center leasing revenue to commence in late 2026. Over time, we expect the data centers business to become an increasingly significant contributor to our consolidated results once our data center projects reach commercial operation. Our SLN segment began providing development, construction management, and operations management services through intercompany service agreements in 2020. Because SLN segment revenue is derived from intercompany charges rather than sales to external third-party customers, it does not appear as consolidated revenue under GAAP and is eliminated upon consolidation.
Our ability to develop and deliver data center and power generation projects through a single integrated business model supported by our SLN segment underpins our growth strategy and positions us to capture increasing demand for AI-ready digital infrastructure.
Key Factors Affecting Our Business and Results of Operations
The growth and future success of our business depend on many factors. While these factors present significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and achieve and maintain our long-term profitability.
Our ability to secure power availability for reliable load interconnection and deliver our data center projects on schedule to meet hyperscaler customer requirements
As of the date of this prospectus, we have begun construction on three data centers with signed leases and are engaged in active lease negotiations for additional pipeline, though we have not yet achieved revenue generating operations. The success of our data centers business depends in large part on our ability to deliver grid-connected, turnkey facilities at scale. Our model integrates power generation and data center infrastructure at the site level, enabling us to align power availability with data center deployment. We use our established relationships and previous projects with third-party utilities to secure load interconnection approvals, while complementing grid power with on-site power generation. This approach is designed to address one of the primary constraints in data center development, access to timely and reliable power, which has become the binding factor in data center site selection as the industry has shifted its focus from network proximity to power availability. We believe our deep expertise in power infrastructure development, grid interconnection and large-scale project execution provides a structural advantage over competitors that lack the ability to source, generate and deliver electricity at the point of consumption.
Our co-location model pairs renewable and firm power generation assets directly with data center load at the same site, allowing a gigawatt-scale campus to serve a substantial portion of its total electricity needs locally. This configuration reduces the impact on the transmission grid and enables us to offer hyperscale customers a faster and more reliable path to energization. As of the date of this prospectus, our portfolio included approximately 8.8 GW-IT of contracted or under negotiation and interconnected capacity across carefully selected locations, and we had assembled approximately 5.5 GW of standalone power contracted capacity. As of December 31, 2025, our operating power generation portfolio consisted of approximately 2.2 GW, with an additional approximately 2.5 GW in construction. These capabilities are further supported by established relationships with prominent utilities such as Oncor and AEP, which facilitate faster approvals in the most critical data center markets.
Our ability to deliver data center facilities that meet hyperscaler specifications is supported by the in-
house design, construction management and operational planning capabilities we acquired through the
Studio 151 acquisition, as well as a procurement strategy that has pre-secured certain long-lead equipment, including generator step-up transformers and other high-voltage equipment with lead times that may otherwise exceed four years. Our data center projects are designed to deliver white-space, turnkey facilities under long-term triple-net leases, which enhances the predictability of our cash flows.
We believe the combination of integrated power delivery, in-house construction management capabilities and early grid positioning creates a differentiated value proposition that enhances our ability to attract and retain hyperscaler tenants and supports the long-term growth of our data centers business.
We expect our competitive positioning to strengthen as grid constraints intensify and power availability becomes an increasingly scarce resource in data center development. Our early investments in interconnection, co-located power generation and integrated delivery capabilities are designed to compound over time, and we believe we are well positioned to extend our lead as the market for gigawatt-
scale data center capacity continues to expand.
Our ability to convert our data center and power generation pipelines into operating, revenue-
generating assets
Since 2023, we have originated approximately 51.2 GW-gross of data center sites across the country, based on filed load interconnection requests. Only a portion of this total supports our Data Center
Contracted Portfolio, with the balance representing a significant opportunity to drive future growth as pipeline projects advance into lease negotiations, construction and operation.  As of the date of this prospectus, our Data Center Contracted Portfolio included approximately 8.8 GW-IT of projects, specifically, (i) 0.8 GW-IT of capacity was under construction and (ii) an incremental 8.0 GW-IT was contracted but not yet under construction. No data center capacity is currently in operation. Realization of this capacity as revenue-generating assets is dependent upon, among other things, completion of construction, receipt of interconnection approvals and other permits, lease commencement, and tenant acceptance. Our first data center projects, Cosmos and Milam County, are under construction and our remaining data center projects remain under development. There can be no assurance that these projects or any other project will be completed on the anticipated timeline or at all.
Additionally, since 2019, we have originated and maintain approximately 12.4 GWac of standalone solar power and BESS project sites across the country, based on filed generator interconnection requests. Of this total, 5.5 GWac represents our Standalone Power Contracted Portfolio with the balance representing a significant opportunity to drive future growth as pipeline projects advance into revenue contracting, construction and operation. Within the Standalone Power Contracted Portfolio, as of the date of this prospectus, (i) approximately 2.2 GWac of capacity was operating, (ii) approximately 2.5 GWac of capacity was under construction and (iii) an incremental 0.8 GWac was contracted but not yet under construction. In addition to standalone power, we also have filed generator interconnection requests at our data center sites for new power generation projects, which will be dedicated to the data centers they are co-located with. As of the date of this prospectus, we have filed generator interconnection requests for approximately 4.2 GWac of such data center dedicated power projects, none of which are yet contracted.
Our ability to convert our pipeline into operating, revenue-generating assets is fundamentally dependent on our ability to lease our portfolio. Our leasing efforts are focused on hyperscaler customers, with current signed capacity concentrated among a limited number of tenants, and our ability to secure additional leases across our portfolio will depend on, among other things, continued growth in demand for hyperscale data center capacity, particularly from the limited number of hyperscaler customers to which our leasing efforts are primarily directed. A deceleration in hyperscaler capital expenditure on AI infrastructure, a shift toward self-build models, or a reduction in the rate of growth in demand for third-
party data center capacity could materially impair our ability to lease available capacity on favorable terms or at all. In addition, successful conversion requires execution across a defined sequence of development milestones: land acquisition, permitting, grid interconnection, lease execution, design engineering, procurement, financing and construction. Each stage presents distinct risks. Interconnection, while a competitive strength as described above, remains subject to regulatory review. Permitting timelines vary by jurisdiction and require federal, state, county-level or other local approvals. Supply chain conditions for critical infrastructure components, labor availability and recent regulatory changes requiring data centers to protect consumers and other ratepayers (by paying for their own transmission upgrades, providing their own power generation and capacity, maintaining backup power and demonstrating that new large-scale loads do not compromise grid reliability could increase development costs and extend project timelines.
There can be no assurance that all pending approvals will be obtained on expected timelines or at all.
Given the scale and capital intensity of our data center portfolio, with $1.9 billion in construction in progress on our balance sheet as of December 31, 2025 and $2.6 billion as of March 31, 2026, even modest timing shifts in our largest projects, such as the 8.0 GW-IT Pike County complex or the 753 MW-
IT Milam County campus, can have a material impact on our near-term results. Certain aspects of our pipeline, particularly at earlier stages, reflect management’s current expectations and may not ultimately be realized. Our data centers business has not yet commenced revenue-generating operations, and until our projects reach commercial operation and begin generating revenue under their respective contracts, our consolidated financial results will not reflect the full scope of our integrated business model.
We assess the long-term visibility of our revenue base in part by reference to “backlog,” which we define as the estimated revenue remaining to be recognized over the life of our executed and binding customer contracts. These contracts include contracts for the physical or virtual delivery of energy, capacity and renewable energy credits, primarily PPAs and tolling agreements, and triple-net data center leases and service level agreements corresponding to such leases. We present backlog on both a consolidated basis and for each of our SP and DC segments. Backlog attributable to our DC segment reflects the estimated revenue remaining to be recognized over the life of our executed and binding triple-net data center leases and related service level agreements, as well as any applicable PPAs and other contracted offtake arrangements for the delivery of energy, capacity and renewable energy credits with our data center customers. Such estimated revenue (i) is determined according to the formula in the applicable data center lease, (ii) assumes timely construction and commissioning of each applicable facility in accordance with the targeted RFS date for each applicable phase provided for in the applicable lease, (iii) does not give effect to any potential adjustment to the amount of rent payable by the applicable tenant as a result of any rent credits, rent abatements, reconciliation relating to total project costs, change orders, cost overruns, or other potential adjustments, and (iv) other assumes, among others, obtaining any required regulatory approvals and permits on time and management’s best estimates of any variability in weather conditions, as validated by third-party technical advisor reports prepared in connection with any applicable financing for such projects. In calculating backlog for triple-net data center leases, we exclude estimated pass-through costs associated with utilities, operations and maintenance provided by third-parties, tax, insurance, security and similar third-party costs because those amounts generally will be paid directly by, reimbursed by, or incurred on behalf of our customers and are not amounts on which we retain economics or generate substantial margin and because they generally reflect variable costs that are subject to fluctuation and therefore are more difficult to predict than the revenue we expect to retain under our customer contracts. Instead, we present backlog on a basis that reflects the contracted revenue we expect to retain from our customer arrangements, rather than gross amounts, some of which are passed through from third-party service providers to our customers. Backlog attributable to our SP segment –
represents the estimated revenue remaining to be recognized over the life of our executed and binding
PPAs and other contracted offtake arrangements for the delivery of energy, capacity and RECs from our power generation assets contracted with non-data center customers. Such estimated revenue is (i)
determined according to the formula in the applicable PPA or other contracted offtake arrangement for the power and, if applicable, RECs, (ii) assumes timely construction and commissioning of each applicable facility in accordance with the milestones provided for in the applicable PPA or other contracted offtake arrangement, (iii) does not give effect to any potential adjustment or payment relating to deficient production or otherwise, and (iv) reflects management’s best estimates of any applicable locational curtailment, degradation of solar panels, degradation of battery storage systems or variability in weather conditions as validated by third-party technical advisor reports prepared in connection with any applicable financing for such projects. Backlog represents our customers’ committed expenditures that we have not yet recognized as revenue under GAAP, including revenue that has been billed but deferred and revenue that has been contracted but not yet billed. It is limited to revenue under binding agreements, which are in some cases subject to construction completion, and does not include revenue from merchant electricity sales, uncommitted future contract renewals, or projects that have not yet achieved executed agreements.
We present backlog both on a consolidated basis, and by SP and DC segment. As of the date of this
prospectus, our consolidated backlog was approximately $     billion, of which approximately $      billion is
expected to be recognized within 24 months, approximately $      billion is expected to be recognized
between 25 and 48 months, approximately $      billion is expected to be recognized between 49 and 72
months, approximately $      billion is expected to be recognized between 73 and 96 months, and
approximately $      billion is expected to be recognized thereafter. Of this consolidated backlog,
approximately $9.6 billion was attributable to our SP segment, of which approximately $      billion is
expected to be recognized within 24 months, approximately $      billion is expected to be recognized
between 25 and 48 months, approximately $      billion is expected to be recognized between 49 and 72
months, approximately $      billion is expected to be recognized between 73 and 96 months, and
approximately $       billion is expected to be recognized thereafter. Approximately $      billion was
attributable to our DC segment, of which approximately $      billion is expected to be recognized within 24
months, approximately $      billion is expected to be recognized between 25 and 48 months,
approximately $      billion is expected to be recognized between 49 and 72 months, approximately
$      billion is expected to be recognized between 73 and 96 months, and approximately $      billion is
expected to be recognized thereafter. Amounts presented by segment may not sum to consolidated backlog or the related period totals due to rounding.
Our backlog is expected to fluctuate from period to period based on the execution of new contracts, delivery under existing agreements, and contract modifications or terminations. Our ability to recognize the revenue reflected in backlog remains subject to the risks and uncertainties described elsewhere in this prospectus, including receipt of required regulatory approvals, completion of interconnection and permitting processes, availability of financing, procurement of long-lead equipment, completion of construction and commissioning and other customary construction and commissioning conditions, among other factors. In addition, our customers have the right under some circumstances to terminate or modify contracts or defer the timing of our services and their payments to us, including if we do not effectively perform our obligations under our contracts, as described elsewhere in these risk factors. Further, we would fail to complete projects as contracted for reasons outside of our control, including scarcity of key inputs, such as natural gas or other natural resources, environmental hazards and remediation, unanticipated costs associated with construction, commissioning, testing, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Any of the foregoing could result in us not realizing all revenues included in our backlog, and any such amounts could be material. See also “Risk Factors—
Our backlog and our backlog-associated capex are not necessarily indicative of our future revenue, profits or costs associated with the development and construction of our projects,  and we may not fully realize the revenue estimated in our backlog or may exceed the costs estimated in our backlog-associated capex.”
In order to develop and construct the projects underlying our backlog, we expect to incur costs associated with hiring, site preparation, permitting, procurement, construction, infrastructure development, interconnection and related development activities. To help management evaluate our operating performance by assessing the relationship between our backlog, the remaining capital required to support it and the capital intensity of our contracted project portfolio, management relies on “backlog-associated capex,” which represents the aggregate capital expenditures we expect to incur to develop and construct projects under executed customer contracts, based on the construction schedules set forth in those contracts. We determine backlog-associated capex by SP and DC segment as follows: Backlog-
associated capex attributable to our DC segment reflects the aggregate remaining capital expenditures we expect to incur to develop and construct our data centers under contract based on management’s project budgets, internal or as prepared in connection with any applicable financing for such projects.
Backlog-associated capex attributable to our SP segment reflects the aggregate remaining capital expenditures we expect to incur to develop and construct our power generation assets under contract based on management’s project budgets, internal or as prepared in connection with any applicable financing for such projects. These expenditures include construction and infrastructure costs, including fiber, water and power infrastructure, as well as third-party consultant fees, land use and entitlement costs, governmental permits and fees, insurance premiums, taxes and contingencies. To the extent the capital expenditure estimates include allowable land costs, backlog-associated capex excludes those amounts because they represent allocated land value, rather than incremental cash expenditures required to develop and construct the projects or obtain site control. Our estimates of backlog-associated capex are based on management’s current project-level budgets, expected construction schedules and assumptions regarding project scope, design specifications, procurement, labor and construction costs.
These estimates incorporate management’s assumptions regarding cost escalation, including anticipated inflation in materials, equipment, labor and other construction inputs over the expected development and construction period, as well as contingencies for scope refinements, schedule changes and other reasonably foreseeable cost increases. With respect to procurement, the estimates reflect executed purchase orders, vendor bids, framework arrangements and other available pricing information where available; for equipment, materials or services that have not yet been contracted, the estimates assume pricing, availability, lead times and commercial terms that management believes are reasonable based on current market conditions, existing supplier relationships and recent procurement experience.
As of the date of this prospectus, our backlog-associated capex totaled approximately $     billion,
measured on a cash basis from March 31, 2026, the date of our most recent financial statements included elsewhere in this prospectus, totaled, from, the date of our most recent financial statements included
elsewhere in this prospectus of which approximately $      billion is attributable to capital expenditures
expected to be incurred within 24 months, approximately $       billion is expected to be recognized
between 25 and 48 months, approximately $      billion is expected to be recognized between 49 and 72
months, approximately $      billion is expected to be recognized between 73 and 96 months and $
billion thereafter.
Backlog-associated capex should be considered in the context of the assumptions and limitations underlying our backlog and our project-level development and construction estimates. Management considers backlog-associated capex alongside backlog because our business model requires significant upfront capital deployment, often before the associated revenue is realized, and the relationship between expected capital expenditures and contracted revenue provides useful context for evaluating the capital intensity of our contracted project portfolio. However, backlog-associated capex does not reflect operating expenses, maintenance costs, non-capitalized interest expense, taxes, overhead, depreciation, cost overruns, timing delays, customer defaults or other costs, risks or events that may affect the profitability or economic return of the projects underlying our backlog. Backlog-associated capex relies in part on management’s estimates of capital expenditures and may differ materially from the amounts ultimately incurred due to changes in project scope, design specifications, procurement costs, labor costs, construction schedules, inflation, financing conditions or other factors described under “Risk Factors.”
Backlog-associated capex is expected to fluctuate from period to period as we execute new customer contracts, complete construction milestones, update project budgets and bring new projects into operation. Other companies may calculate similarly titled measures differently, and accordingly, our calculation of backlog-associated capex may not be comparable to metrics presented by other companies. See “Risk Factors—Our backlog and our backlog-associated capex are not necessarily indicative of our future revenue, profits or costs associated with the development and construction of our projects, and we may not fully realize the revenue estimated in our backlog or may exceed the costs estimated in our backlog-associated capex.”

The pace at which we convert our pipeline is also influenced by external demand and competitive dynamics. Our ability to secure additional contracts across our portfolio and pipeline depends on continued growth in hyperscaler capital expenditure on AI infrastructure, which is inherently uncertain. A deceleration in AI investment, a shift in hyperscaler priorities toward self-build models, or the entry of well-
capitalized competitors into the same markets where we operate could reduce demand for our capacity, compress lease economics, or extend leasing timelines. In addition, the technology landscape for AI compute is evolving rapidly, and changes in chip architecture, power density requirements, or cooling technologies could alter the specifications that hyperscale customers require from data center facilities.
While we believe our integrated business model and early grid positioning provide meaningful advantages, our ability to capture demand will depend on our continued competitive positioning and responsiveness to evolving customer requirements.
As our pipeline matures, we expect to improve the predictability and efficiency of project delivery through increased standardization of design and construction processes and continued investment in procurement and project management capabilities. We also expect that our early positioning in interconnection queues and the depth of our pre-secured equipment inventory will support more reliable scheduling and reduce execution risk as projects advance toward construction and commercial operation.
Our ability to access project-level debt and tax equity and corporate financing on attractive terms to fund our capital-intensive development pipeline
Our business model requires substantial upfront capital investment across our solar and battery storage assets, co-located power infrastructure, and data center development activities. The redeemable Series A preferred units were issued by our direct parent, SBE Global, LP, to Ares, and are not an obligation of, or equity interest in, SE Global Holdings, Inc.; they are presented at one of our parent entities and are not reflected as equity or indebtedness on our consolidated balance sheet. SBE Global, LP on-lent the proceeds it raised from the issuance of the Series A preferred units to us through intercompany revolving promissory notes, which had a combined outstanding principal balance of approximately $709.5 million as of March 31, 2026 and bear interest at rates of 6.000% and 7.272% per annum, (consisting of approximately $299.5 million outstanding at 6.000% and approximately $410.0 million outstanding at
7.272%), and we have used those borrowed funds to help finance our capital requirements, including project development and construction activities. In connection with this offering, we intend to repay the intercompany notes owed to SBE Global, LP in full using cash on hand, and SBE Global, LP will in turn use the cash received from that repayment, together with a cash contribution from existing cash at Energy
Global,  to redeem the Series A preferred units held by Ares. Separately, we intend to enter into the new
Credit Facility and use the proceeds to repay in full the amounts outstanding under our Hickory Facilities and to fund general corporate purposes.  See “Corporate Reorganization” and “Certain Relationships and
Related Party Transactions.” Since inception through the date of this prospectus, we have raised approximately $19 billion in project capital, including approximately $15 billion in project debt and nearly
$4 billion in tax equity financing, from a broad base of institutional lenders and investors.
We finance our solar and battery storage projects primarily through a combination of project-level construction loans that convert to term debt upon substantial completion, and tax equity partnerships in which third-party investors provide capital in exchange for tax benefits, principally ITCs under the Inflation
Reduction Act (“IRA”). At the corporate level, we maintain senior secured credit facilities providing for term loan, revolving loan and a letter of credit commitments. Our parent entity has issued $800.0 million of
Series A preferred units to Ares in aggregate across 2022, 2024 and 2025, which will be redeemed in full in the Ares Redemption prior to this offering. In the first quarter of 2026, we closed additional project-level construction and bridge loans totaling approximately $3.6 billion across the Libra, Athos Storage and
Cosmos projects.
Our ability to continue accessing these financing channels on favorable terms directly impacts project returns and the pace at which we can scale our integrated business. Our project-level borrowings carry floating interest rates . We mitigate our exposure to interest rate fluctuations by entering into hedging arrangements on a substantial portion of our existing floating-rate borrowings. Nevertheless, we remain exposed to changes in benchmark interest rates on new financings, and there can be no assurance that hedging arrangements will be available on favorable terms, or at all, for future borrowings. Additionally, recent federal tax legislation enacted on July 4, 2025 materially changes the availability of federal tax credits for solar and BESS projects: solar projects that begin construction after July 4, 2026 must be placed in service by December 31, 2027 to qualify for production tax credits or ITCs, and any projects beginning construction after December 31, 2025 must satisfy new FEOC requirements. While we believe the large majority of our current solar and battery energy storage pipeline has satisfied applicable safe harbor requirements for purposes of establishing the beginning of construction under current IRS guidance, these legislative changes, together with broader uncertainty regarding the future of clean energy tax policy, have contributed to a significant contraction in the tax equity market, reducing both the availability of tax equity capital and the willingness of investors to commit to new transactions. In addition, pricing for tax credit transfers has declined, which may further reduce the economic value of available tax incentives and adversely affect project-level returns. These legislative changes may nonetheless affect the availability and economics of tax equity financing for later-stage portions of our development pipeline and for future projects that have not yet commenced construction. A reduction in available tax equity, a decline in tax credit pricing, an increase in borrowing costs, or a contraction in investor appetite for energy and digital infrastructure assets could constrain our growth or reduce expected returns on deployed capital.
As we continue to execute on our financing strategy, we expect to further diversify our capital sources and enhance our access to funding through long-standing relationships with institutional lenders, tax equity investors and strategic partners. We also expect to benefit from increased scale and repeat access to capital markets, which may support more efficient financing structures and improved execution timelines.
Over time, these factors should position us to fund our development pipeline with greater consistency and flexibility, although our cost of capital and access to financing will continue to be influenced by broader market conditions, interest rate environments and policy developments.
Our ability to maintain and expand a high-quality, long-term contracted revenue base with creditworthy counterparties
A significant portion of our standalone power business revenue is derived from long-term PPAs. As our data centers business scales, we expect a significant portion of our revenue will also be derived from long-term triple-net leases and co-located power agreements, each of which provides enhanced visibility into future cash flows. Our power generation PPAs and related offtake arrangements are long-term, project-specific arrangements with counterparties that we believe to be creditworthy based on our internal credit assessment and that lenders under our financing arrangements have also evaluated and deemed creditworthy. Our PPA terms typically range from 10 to 25 years and certain shorter-term energy hedges have seven-year terms. Our data center leases are structured as long-term triple-net leases with initial terms generally of 15 to 20 years and renewal rights that may extend the total lease relationship depending on the lease and phase, under a yield-on-cost model with annual escalators.
Notwithstanding the apparent credit quality of our counterparty base, our revenue is concentrated among a limited number of customers. For the three months ended March 31, 2026, four customers each represented more than 10% of our total revenue (excluding swap settlements), with our largest single customer accounting for approximately 25% of revenue and our four largest customers together accounting for approximately 70% of revenue. For the year ended December 31, 2025, four customers each represented more than 10% of our total revenue (excluding swap settlements), with our largest single customer accounting for approximately 29% of revenue. This concentration reflects the nature of utility-scale power generation, where individual PPAs cover large blocks of capacity. This concentration is expected to increase as our data centers business begins generating revenue with a limited number of hyperscale tenants as our principal customers. Further, our signed data center executory lease capacity is concentrated with SoftBank for Cosmos and OpenAI for Milam Buildings 1 and 2, totaling approximately
0.8 GW-IT under signed leases as of March 31, 2026 in the aggregate. A deterioration in the financial condition of any of our significant counterparties, a default under the terms of a PPA or lease, or the failure of a customer to renew or extend an agreement at its expiration could have a material adverse effect on our revenue and cash flows.
We expect the quality and duration of our contracted revenue base to remain a key driver of our ability to attract project-level debt and tax equity financing, as lenders and tax equity investors rely on the predictability of long-term contracted cash flows in underwriting our projects. As we continue to grow our integrated business model, we expect to expand and further diversify our base of long-term contracted revenues through a combination of new PPAs, co-located power agreements and data center lease arrangements with high-quality counterparties. We also expect that the increasing contribution from long-
term data center leases, which include fixed pricing and contractual escalators, will enhance the overall stability and visibility of our cash flows. In addition, we intend to maintain a disciplined approach to counterparty selection and credit risk management, including the use of credit enhancements and contractual protections where appropriate. Over time, we believe these efforts will support a more balanced customer mix and improve the durability and predictability of our revenue base, although we will continue to experience some level of customer concentration inherent in large-scale infrastructure commercialization.
Our ability to navigate an evolving regulatory and policy environment across energy, tax and data center infrastructure
Our business operates at the intersection of regulated power markets, federal tax policy, and an emerging regulatory framework for large-load data center development. As a power producer, our business is subject to the rules of the regional grid operators in which our projects are located, principally ERCOT,
CAISO, MISO and PJM, each of which has distinct interconnection processes, market structures and reliability standards. Changes to interconnection requirements, queue management, or cost allocation at any of these ISOs could extend timelines, increase costs, or reduce the value of our existing queue positions. Certain of these regulatory developments, including moratoria on data center construction, denial of interconnection or permits, or changes in cost allocation frameworks, could delay or prevent project completion and give rise to tenant remedies under our data center leases and co-located power supply agreements, including termination rights. Federal tax policy is also a significant driver of our standalone power economics. In addition, as an indirect subsidiary of SoftBank, a Japanese corporation, we are subject to oversight by CFIUS and are party to National Security Agreements with the U.S.
Department of the Treasury and the DOE that impose compliance, security and oversight requirements on our operations, including vendor approval procedures for certain equipment and technology, cybersecurity plans and reporting obligations. These requirements could limit our operational flexibility or impose additional costs as we scale our integrated business model, and any failure to comply with the terms of our National Security Agreements could result in regulatory action or other adverse consequences.
The regulatory environment for data center development is evolving with similar speed. Recent federal and state policy changes are requiring data centers to pay for their own transmission upgrades, maintain backup power and demonstrate that new large-scale loads do not compromise grid reliability. Several state legislatures and public utility commissions are considering or have adopted new rules governing the siting, permitting and grid impact of large-load facilities, and FERC has taken an increasingly active role in reviewing the interconnection of large loads to the transmission system. These developments could increase development costs and extend project timelines for our DC segment, particularly in jurisdictions where regulatory frameworks are still being established.
We expect the regulatory landscape to continue to evolve as policymakers balance the economic benefits of data center investment against grid reliability and community impact concerns, and we intend to remain actively engaged in regulatory processes across our key markets to support the continued development of our integrated business.

Our ability to manage the impact of tax equity financing structures on net income (loss)
attributable to stockholders
We finance a substantial portion of our SP segment projects through tax equity partnerships, in which third-party investors contribute capital in exchange for the economic benefits of ITCs and accelerated tax depreciation generated by our solar and battery energy storage assets. Under the hypothetical liquidation at book value, or HLBV, method of accounting required by GAAP, we allocate income and losses to these noncontrolling interest holders based on the change in the amount each investor would hypothetically receive if the partnership were liquidated at book value at the end of each reporting period. In periods when qualifying projects are placed in service and ITCs are generated, the HLBV method results in a disproportionately large allocation of net losses to noncontrolling interests, which reduces the net loss attributable to SE Global Holdings Inc. Conversely, in periods when no new ITCs are generated, the allocation of losses to noncontrolling interests is significantly lower, and a greater share of consolidated net loss flows through to SE Global Holdings Inc. For example, net loss attributable to noncontrolling interests decreased by $260.1 million from $310.2 million in 2024 to $50.1 million in 2025 primarily because ITCs were generated from qualifying projects in 2024 but not in 2025. As we place additional projects in service, including our Libra and Athos Storage projects, we expect continued period-to-period variability in HLBV-driven allocations, which will directly affect net income (loss) attributable to SE Global
Holdings, Inc. in a manner that may not correspond to changes in our underlying operational performance. Investors should therefore consider our results both inclusive and exclusive of the impact of
HLBV allocations to noncontrolling interests when evaluating our financial performance across periods.
Key Business Metrics and Non-GAAP Financial Measures
In addition to the measures presented in our consolidated financial statements, we use the following non-
GAAP financial measures and other key business metrics to evaluate our business, measure our performance, identify trends in our business, develop financial forecasts and make strategic decisions.
We believe that such non-GAAP financial measures and other key business metrics, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance. These non-GAAP measures and other key business metrics should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating these non-GAAP measures, you should be aware that in the future we may incur expenses similar to the adjustments in these presentations. Our presentation of non-GAAP financial measures or other key business metrics should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. Additionally, our non-GAAP measures may not be comparable to similarly titled measures used by other companies in our industry or across different industries. See “—Results of Operations” below for a discussion of our GAAP results of operations, including revenue and net loss. For reconciliations of our non-GAAP financial measures to the most directly comparable GAAP measures, see “—Reconciliation of Non-GAAP Financial Measures”
below.
The following tables set forth these non-GAAP financial measures and other key business metrics as of and for the periods presented:

	As of March 31,	As of December 31,
(in thousands, except for GW-IT and GWac)	2026	2025	2024
Net Debt .........................................................................................	$2,462,160	$1,949,404	$946,822
Data Center Contracted Portfolio (GW-IT) .................................	0.8	0.1	—
Standalone Power Contracted Portfolio (GWac) ......................	5.5	4.7	2.9

	Three Months Ended March 31,		Year Ended December 31,
(in thousands)	2026	2025	2025	2024
Total Segment Adjusted EBITDA ...................	$29,701	$20,439	$119,934	$68,630

Total Segment Adjusted EBITDA
Total Segment Adjusted EBITDA is a non-GAAP financial measure. For a definition of Total Segment
Adjusted EBITDA and a reconciliation to net loss and comprehensive loss, the most directly comparable
GAAP financial measure, see Note 21 to our unaudited condensed consolidated financial statements and our audited consolidated financial statements included elsewhere in this prospectus.
Net Debt
We define Net Debt as debt for borrowed money, current and non-current, less cash and cash equivalents and restricted cash. Net Debt excludes debt from related parties, letters of credit, guarantees, surety indemnities, deferred purchase price obligations, redeemable noncontrolling interests and other non-debt liabilities.

	As of March 31, 2026
(in thousands)	Debt	Cash	Net Debt
Recourse corporate ....................................................................	$472,985	$72,466	$400,519
Non-recourse project construction ...........................................	1,374,250	81,444	1,292,806
Non-recourse project term ........................................................	821,278	52,443	768,835
Consolidated ............................................................................	$2,668,513	$206,353	$2,462,160

	As of December 31, 2025
(in thousands)	Debt	Cash	Net Debt
Recourse corporate ....................................................................	$496,534	$151,913	$344,621
Non-recourse project construction ...........................................	847,750	5,967	841,783
Non-recourse project term ........................................................	823,833	60,833	763,000
Consolidated ............................................................................	$2,168,117	$218,713	$1,949,404

	As of December 31, 2024
(in thousands)	Debt	Cash	Net Debt
Recourse corporate ....................................................................	$443,235	$374,544	$68,691
Non-recourse project construction ...........................................	188,650	113,427	75,223
Non-recourse project term ........................................................	889,115	86,207	802,908
Consolidated ............................................................................	$1,521,000	$574,178	$946,822

Restricted cash consists primarily of funds held within our wholly owned subsidiaries that are restricted for specific uses by the terms of the financing agreements, amended and restated limited liability company agreements (“LLCAs”) and PPAs. The restricted cash amounts are established for the purpose of paying principal and interest on debt, lease and property taxes and all the remaining costs required for the achievement of final completion of the construction or providing the PPA off-takers with control over such reserve accounts. Under the financing agreements project lenders have recourse to all applicable project company assets secured thereunder, including cash, and in a foreclosure event such cash would be used first for debt repayment.
Net Debt is a non-GAAP financial measure and should not be considered as an alternative to debt, net, current and non-current and debt from related parties or any other measure of liquidity presented in accordance with GAAP. This measure may not be comparable to similarly titled measures used by other companies. See “—Reconciliation of Non-GAAP Measures” below for a reconciliation of Net Debt to debt, net, current and non-current, the most directly comparable GAAP financial measure.
Data Center Contracted Portfolio (GW-IT)
We define Data Center Contracted Portfolio as the total critical IT capacity, measured in GWs of IT capacity (GW-IT), of data center facilities and projects in our portfolio as of the end of the applicable period, consisting of capacity operating, under construction, or contracted under long-term leases but not yet under construction, as of the end of the applicable period. Critical IT capacity reflects the power available to support data halls and network equipment and excludes ancillary loads such as cooling, lighting and other non-IT building systems. Capacity included in Data Center Contracted Portfolio may include projects that have not yet commenced construction, and should not be read as operating capacity.
No data center capacity is currently in operation. Realization of the under construction and contracted capacity as revenue-generating assets is dependent upon, among other things, completion of construction, receipt of permits, successful interconnection, lease commencement, and tenant acceptance. See “Risk Factors—Our ability to convert our data center and power generation pipelines into operating, revenue-generating assets.” This metric is presented on a total basis as of the end of each period and does not represent incremental capacity added during the period.
Standalone Power Contracted Portfolio (GWac)
We define Standalone Power Contracted Portfolio as the total power generation capacity, measured in
GWs of alternating current, of solar photovoltaic and BESS projects contracted to customers other than our Data Center project companies or customers that are operating, under construction, or contracted under long-term PPAs but not yet under construction, as of the end of the applicable period. A single project may have multiple PPAs or hedge contracts covering all or part of its operating capacity, and the total contracted capacity in a given period may be less than the project’s full nameplate capacity. When reporting the Standalone Power Contracted Portfolio metric, we report the full nameplate capacity of each contracted project, even if less than all of that capacity is under contract during the reporting period, in order to better represent the capacity of the portfolio as a whole. Where solar and BESS assets are co-
located at the same project site, each technology is measured separately and aggregated for the reportable metric. For example, a project comprising 700 MWac of solar and 700 MWac of storage is recorded as 1,400 MW of total capacity. This metric is presented on a total basis as of the end of each period and does not represent incremental capacity added during the period.
Reconciliation of Non-GAAP Measures
Total Segment Adjusted EBITDA and Net Debt are non-GAAP financial measures. These measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.
We use Total Segment Adjusted EBITDA to make strategic decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate operating performance and financial condition. We believe Total Segment Adjusted EBITDA is helpful to investors because it allows for greater transparency into what measure we use in operating our business and measuring our performance and enables comparison of financial trends and results between periods where items may vary independent of business performance. For the definition of Total Segment Adjusted EBITDA and a reconciliation to the most directly comparable U.S. GAAP financial measure, see Note 21 to our unaudited condensed consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus.
We define Net Debt as debt, net, current and non-current, less cash and cash equivalents and restricted cash. We believe Net Debt is helpful to investors because it provides a measure of our indebtedness that reflects cash available to reduce outstanding borrowings.

The following table presents a reconciliation of debt, net, current and non-current, the most directly comparable GAAP financial measures, to Net Debt for each of the periods presented:

	As of March 31,	As of December 31,
(in thousands)	2026	2025	2024
Debt, net, current .........................................................	$926,329	$193,281	$234,675
Debt, net, non-current .................................................	1,612,037	1,910,172	1,221,965
Total debt, net, current and non-current ..................	2,538,366	2,103,453	1,456,640
Add: unamortized issuance costs and discount .....	130,147	64,664	64,360
Total debt ...................................................................	2,668,513	2,168,117	1,521,000
Less: cash and restricted cash .................................	(206,353)	(218,713)	(574,178)
Consolidated net debt ............................................	$2,462,160	$1,949,404	$946,822

COMPONENTS OF RESULTS OF OPERATIONS
Revenue
We generate revenue from three reportable segments: DC, SP and SLN. Our DC segment, which is currently in a pre-revenue stage, is expected to generate revenue through long-term leasing of grid-
connected, turnkey data center facilities and the delivery of electricity from co-located power generation assets, with initial revenues expected in late 2026. We expect our data centers revenue model to include recurring lease payments for dedicated data center capacity, together with charges for electricity delivered from co-located power generation assets and related services. Subject to the final terms and accounting classification of the applicable arrangements, we expect lease revenue to be recognized over the applicable lease term as customers obtain access to the contracted facilities, and revenue from electricity delivery and related services to be recognized as electricity is delivered or the services are performed.
Our SP segment generates revenue primarily from the sale of electricity produced by our utility-scale solar generation facilities and related environmental attributes. This revenue consists of three principal streams: (i) energy revenue from the sale of electricity under long-term PPAs, or PPAs with investment-
grade counterparties, as well as merchant sales of electricity into wholesale energy markets, including
CAISO and ERCOT, at prevailing market prices; (ii) realized gains and losses from net settlements under energy-related derivative PPA swap arrangements, and unrealized gains and losses resulting from changes in the fair value of such derivative PPA swaps, each of which is recorded in revenue; and (iii)
revenue from the sale of RECs, generated by our solar facilities, which are sold either as part of bundled
PPAs or through standalone REC contracts. Merchant revenue is generated from sales of electricity that are not contracted under long-term PPAs, including sales of generation in excess of contracted volumes, and is subject to prevailing wholesale market prices at the time of sale. Under our PPAs, we sell the electricity generated by our solar facilities at contracted prices over terms that typically range from 10 to
25 years. Revenue is recognized as electricity is delivered to the grid or the offtaker.
Amounts received from sales of electricity or related products during the testing or commissioning period, before the project reaches commercial operation, are recorded as a reduction of construction in progress rather than as revenue. Once a project is placed in service, the related construction in progress is transferred to property, plant and equipment, depreciation begins and subsequent sales are recognized as revenue in accordance with our revenue recognition policy.
Our SLN segment provides design, engineering, construction management, and operations management services for data center and infrastructure projects. These services are primarily deployed to support our own data center and power generation development activities and are charged to the DC and SP segments as intercompany services at a mark-up. For the three months ended March 31, 2026 and year ended December 31, 2025, our SLN segment generated approximately $29.1 million and $62.4 million, respectively, in revenue from transactions with other operating segments. Because SLN segment revenue is derived from intercompany charges rather than sales to external third-party customers, it does not appear as consolidated revenue under GAAP and is eliminated, together with the related intercompany expenses recognized by the other segments, upon consolidation. While the SLN segment does not contribute to our consolidated revenue, the segment is material to our results on a segment-reporting basis, and its intercompany charges represent a significant component of project development and construction costs capitalized or expensed by our DC and SP segments. We expects revenue growth in future periods driven by the progression of power generation projects from construction to operational status, the commencement of data center leasing revenue, and continued growth in services activity.
Cost of operations, exclusive of depreciation, amortization and accretion
Cost of operations, exclusive of depreciation, amortization and accretion consists primarily of project-level operating costs incurred after facilities achieve commercial operation. These costs include operations and maintenance expense, land lease expense, repair and maintenance costs, insurance, property taxes and other site-level costs. This line item also includes legal, advisory and transaction-related costs incurred in connection with projects and associated development activities, as well as certain regulatory or contingency-related operating charges, when applicable.
In our SP segment, we generally bear project-level operating expenses for our power facilities under our
PPAs, including operations and maintenance costs, insurance, property taxes and similar site-level expenses, and these costs are not separately passed through to offtakers. By contrast, we expect our data center leases to be structured primarily on a triple-net basis, under which the applicable tenant is responsible for substantially all facility-level operating expenses, insurance and property taxes, either by paying those amounts directly or reimbursing us for amounts we pay on the tenant’s behalf. To the extent we incur reimbursable data center operating costs, we expect to record the costs in cost of operations and the related tenant reimbursements as revenue or additional rent, as applicable, in accordance with the terms of the lease and applicable accounting guidance. As a result, the pass-through nature of these arrangements may increase both reported revenue and cost of operations without having a corresponding impact on operating margin to the extent the costs are fully reimbursed by tenants.
We expect our cost of operations to increase in absolute dollars as additional facilities achieve commercial operation. The majority of the accumulated cost of solar plants, data centers and BESS that have not been placed into service as of the reporting date are recorded under construction in progress and not as cost of operations.
Depreciation, Amortization and Accretion
Depreciation, amortization and accretion expense as recorded for financial reporting purposes under
GAAP, reflects: (i) depreciation of solar generation assets battery energy storage systems and related leasehold improvements recorded in property, plant and equipment; (ii) accretion of asset retirement obligations, or AROs, associated with the future decommissioning and site restoration of our operating projects; and (iii) amortization of finite-lived intangible assets, including certain acquired easements and other project-related intangible assets when applicable. For financial reporting purposes, solar systems are depreciated under GAAP on a straight-line basis over an estimated useful life of 35 years and leasehold improvements are depreciated over the shorter of the remaining lease term or their estimated useful life. These estimated useful lives used for financial reporting may differ from the recovery periods and methods used for federal and state income tax purposes, including under the Modified Accelerated
Cost Recovery System.
We expect depreciation, amortization and accretion expense to increase as additional solar generation and battery energy storage assets achieve commercial operation and are placed in service, resulting in higher depreciable property balances, together with the commencement of depreciation on data center assets currently under construction and continued accretion on the associated asset retirement obligations.

General and Administrative
General and administrative expenses consist primarily of stock-based compensation, compensation and benefits for corporate and administrative personnel, professional service fees and other corporate overhead.
We expect our general and administrative expenses to increase as we continue to grow our business. We also expect to incur additional recurring expenses as a public company, including costs associated with compliance under the Exchange Act, registrar and transfer agent fees, stock exchange fees, audit fees, incremental director and officer liability-insurance costs and director and officer compensation. We also expect to incur incremental, non-recurring costs related to our transition to a publicly traded company, including the costs of this offering.
Interest Income
Interest income consists primarily of earnings on our cash, cash equivalents and restricted cash balances held with financial institutions.
Interest Expense
Interest expense relates to borrowings under our project-level and corporate-level financing arrangements and includes both cash and non-cash components. It consists primarily of contractual interest expense, amortization of deferred financing costs and, where applicable, other financing-related charges. For construction-period borrowings, a portion of financing costs may be capitalized to construction in progress until the related project is placed in service, after which those costs are recognized through interest expense over the remaining life of the borrowing.
Losses in Equity Method Investment
Loss in equity method investment reflects our share of the earnings or losses of Balanced Rock Power,
LLC, in which we hold a 27.9% economic interest as of March 31, 2026 and December 31, 2025. Our share of profits and losses is recognized based on the hypothetical liquidation at book value (“HLBV”)
methodology.
Change in Fair Value of Warrant Liability
Change in fair value of warrant liability reflects the non-cash gain or loss recognized on the remeasurement of Company’s outstanding warrant liability to fair value at each reporting date.
Other Income (Expense), Net
Other income (expense), net includes certain acquisition-related items, non-operating-related termination payments and receipts and other miscellaneous non-operating gains and losses.
Income Tax Expense
We elected to be taxed as a corporation for U.S. federal income tax purposes and therefore are subject to entity-level U.S. federal income tax. Income tax expense recognized at the entity level reflects: (i) U.S.
federal income taxes imposed on us and on any corporate subsidiaries that are subject to entity-level income tax; (ii) state and local income taxes in jurisdictions that impose entity-level taxes on corporations or pass-through entities; and (iii) changes in deferred tax assets and liabilities, including as a result of temporary differences between the tax basis and financial statement carrying value of our assets and liabilities.
Net Loss and Comprehensive Loss Attributable to Redeemable Noncontrolling Interests and
Noncontrolling Interests
We consolidate subsidiaries in which tax equity investors hold noncontrolling interests. Income and loss are allocated between SE Global Holdings, Inc. and the noncontrolling interest holders using the HLBV method, a balance sheet approach that determines each investor’s claim on the net assets of the partnership as if the entity were liquidated at book value at each reporting date. The allocation of earnings and losses under HLBV can vary significantly from period to period based on changes in the underlying economics of our project-level partnerships, including the impact of tax attributes such as ITCs and accelerated tax depreciation. In periods when ITCs are generated from newly placed-in-service projects, the HLBV method may allocate a disproportionately large share of losses to the noncontrolling interest holders, which has the effect of reducing net loss attributable to SE Global Holdings, Inc. Conversely, in periods when no new ITCs are generated, allocations to noncontrolling interest holders are substantially lower, resulting in a greater proportion of losses being attributed to SE Global Holdings, Inc. As a result, the net income (loss) attributable to SE Global Holdings, Inc. reported in our consolidated statements of operations can exhibit significant period-to-period volatility driven primarily by the timing of project completions and the recognition of related tax attributes, rather than by changes in underlying operational performance. Investors should consider the impact of HLBV allocations when evaluating trends in our net income (loss) attributable to SE Global Holdings, Inc. For additional information regarding our HLBV methodology, see “Critical Accounting Policies and Estimates—Non-controlling interests and Hypothetical
Liquidation at Book Value” and Note 2 to our audited consolidated financial statements, each included elsewhere in this prospectus.
RESULTS OF OPERATIONS
Our results of operations are discussed on a consolidated basis because all of our revenue from customers is currently generated by our SP segment. Our DC segment is in the early stages of development and has not yet generated any revenue, and our Solutions segment revenue is derived entirely from intercompany transactions that are eliminated upon consolidation. We also present and discuss the primary drivers of period‑over‑period changes for each major expense category on a consolidated basis. For additional detail regarding our segment-level financial results, see Note 21 to our unaudited condensed consolidated financial statements and audited consolidated financial statements, each included elsewhere in this prospectus.

Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025
The following table summarizes our historical results of operations data for the three months ended March
31, 2026 and 2025:

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Revenue ...........................................................	44,073	30,661	$13,412	43.7%
Operating costs and expenses:
Cost of operations, exclusive of depreciation, amortization, and accretion ..	19,183	18,769	414	2.2%
Depreciation, amortization and accretion ...	23,591	23,450	141	0.6%
General and administrative ..........................	126,029	46,173	79,856	172.9%
Operating loss ..................................................	(124,730)	(57,731)	(66,999)	(116.1)%
Interest income ...............................................	1,506	4,887	(3,381)	(69.2)%
Interest expense .............................................	(55,963)	(58,495)	2,532	4.3%
Losses in equity method investment ...........	(3,170)	(1,605)	(1,565)	(97.5)%
Change in fair value of warrant liability .......	45,824	—	45,824	100.0%
Other income (expense), net ........................	(1,224)	13,996	(15,220)	(108.7)%
Loss before income taxes ..............................	(137,757)	(98,948)	(38,809)	(39.2)%
Income tax benefit (expense) .......................	106	(1,652)	1,758	106.4%
Net loss ............................................................	(137,651)	(100,600)	$(37,051)	(36.8)%
Net income (loss) and comprehensive income (loss) attributable to redeemable noncontrolling interests and noncontrolling interests .................................	20,772	(26,722)	47,494	177.7%
Net loss attributable to SE Global Holdings, Inc. .................................................	$(158,423)	$(73,878)	$(84,545)	(114.4)%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
The following table summarizes our historical results of operations data for the year ended December 31,
2025 and 2024:

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Revenue ...........................................................	$213,467	$232,243	$(18,776)	(8.1)%
Operating costs and expenses:
Cost of operations, exclusive of depreciation, amortization, and accretion	81,393	55,213	26,180	47.4%
Depreciation, amortization and accretion	94,080	73,314	20,766	28.3%
General and administrative ........................	679,566	169,095	510,471	301.9%
Operating loss ..................................................	(641,572)	(65,379)	(576,193)	(881.3)%
Interest income ............................................	14,638	18,964	(4,326)	(22.8)%
Interest expense. .........................................	(162,392)	(127,554)	(34,838)	(27.3)%
Losses in equity method investment ........	(1,740)	(14,203)	12,463	87.7%
Other income (expense), net .....................	12,176	(617)	12,793	2073.4%
Loss before income taxes ...............................	(778,890)	(188,789)	(590,101)	(312.6)%
Income tax expense ....................................	(9,202)	(15,262)	6,060	39.7%
Net loss ............................................................	(788,092)	(204,051)	(584,041)	(286.2)%
Net loss and comprehensive loss attributable to redeemable noncontrolling interests and noncontrolling interests ...............................	(50,084)	(310,155)	260,071	83.9%
Net income (loss) attributable to SE Global Holdings, Inc. ................................	(738,008)	106,104	(844,112)	(795.6)%

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 2026, AND 2025
Revenue

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Total revenue from contracts with customers ..........................................................	$27,386	$23,746	$3,640	15.3%
Realized revenue from power price swap derivatives .........................................................	$3,210	$3,415	$(205)	(6.0%)
Unrealized change in fair value of power price swap derivatives .....................................	$13,477	$3,500	$9,977	285.1%
Revenue .............................................................	$44,073	$30,661	$13,412	43.7%

Revenue increased by $13.4 million, or approximately 43.7%, to $44.1 million for the three months ended
March 31, 2026, from $30.7 million for the three months ended March 31, 2025. The increase was primarily attributable to a $9.8 million increase in  power price swap derivative revenue (from $6.9 million to $16.7 million), including a $10.0 million increase in unrealized change in fair value of derivatives, offset by a $0.2 million decrease in realized revenue from derivatives, resulting from higher unrealized mark-to-
market gains on PPA swap contracts. In addition, revenue from contracts with customers increased $3.6 million, or 15%, reflecting a $3.0 million increase in energy revenue (from $21.3 million to $24.3 million)
and a $0.6 million increase in REC revenue (from $2.5 million to $3.1 million), reflecting higher generation primarily from the Athos I and Athos II projects.

The following table sets forth key operating metrics for our standalone power generation portfolio for the periods indicated:

	Three Months Ended March 31,
	2026	2025	Change	Change (%)
Electricity generated (GWh) ....................................	999	984	15	1.5%
Energy revenue increased $3.0 million, or 14.1%, to $24.3 million for the three months ended March 31,
2026, from $21.3 million for the three months ended March 31, 2025. The increase was primarily attributable to a 1.5% increase in generation volumes, primarily driven by the contribution of generation from the Angela project, which commenced commercial operations during 2026 and favorable realized pricing from our projects operating in the CAISO energy market. Volume increase contributed approximately $0.1 million to the quarter-over-quarter increase and realized pricing contributed approximately $2.9 million to the quarter-over-quarter change
Cost of Operations, exclusive of depreciation, amortization, and accretion

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Cost of operations, exclusive of depreciation, amortization, and accretion .....	$19,183	$18,769	$414	2.2%

Cost of operations, exclusive of depreciation, amortization, and accretion increased by $0.4 million, or
2.2%, to $19.2 million for the three months ended March 31, 2026, from $18.8 million for the three months ended March 31, 2025. The increase was primarily driven by higher project-level operating costs associated with newly operational facilities, including operations and maintenance expense, onsite expenses, and land lease costs. In addition, research and development expenses increased as compared to the prior period.
Depreciation, Amortization and Accretion

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Depreciation, amortization and accretion .....	$23,591	$23,450	$141	0.6%

Depreciation, amortization and accretion increased by $0.1 million, or 0.6%, to $23.6 million for the three months ended March 31, 2026, from $23.5 million for the three months ended March 31, 2025. The nominal increase was primarily attributable to a largely consistent asset base over the periods presented.
General and Administrative

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
General and administrative .............................	$126,029	$46,173	$79,856	172.9%

General and administrative expenses increased by $79.9 million or 172.9%, to $126.0 million for the three months ended March 31, 2026, from $46.2 million for the three months ended March 31, 2025. The increase was primarily attributable to $122.1 million of stock-based compensation expense recognized in general and administrative for the three months ended March 31, 2026. This was partially offset by lower general and administrative expenses across other categories. For the three months ended March 31,
2025, stock-based compensation expense was approximately $35.8 million.

Interest Income

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Interest income .................................................	$1,506	$4,887	$(3,381)	(69.2%)

Interest income decreased by $3.4 million, or 69.2%, to $1.5 million for the three months ended March 31,
2026, from $4.9 million for the three months ended March 31, 2025. The decrease was primarily attributable to lower average cash and restricted cash balances as funds have been deployed into construction and development activities. Total cash and cash equivalents and restricted cash was $206.4 million at March 31, 2026 compared to $340.4 million at March 31, 2025, a decline of $134.0 million or
39%.
Interest Expense

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Interest expense ...............................................	$(55,963)	$(58,495)	$2,532	4.3%

Interest expense decreased $2.5 million, or 4.3%, to $56.0 million for the three months ended March 31,
2026, from $58.5 million for the three months ended March 31, 2025. The decrease was primarily attributable to an $11.1 million favorable swing in the changes in fair value of interest rate swap derivatives, from an unrealized mark to market loss of $22.9 million in the three months ended March 31,
2025 to an unrealized mark to market loss of $11.8 million in the three months ended March 31, 2026.
This is partially offset by an increase in interest expense of $8.6 million primarily driven by higher average outstanding indebtedness as total debt grew from $1.4 billion as of March 31, 2025 to $2.5 billion as of
March 31, 2026, reflecting new construction loan draws on the Pelicans Jaw Facility ($58.0 million drawn during the three months ended March 31, 2026), the Libra Construction Loan ($415.2 million outstanding as of March 31, 2026), the Athos Storage Construction Loan ($181.3 million outstanding as of March 31,
2026), and draws on the Global Borrower Revolving Loan ($37.0 million drawn during the three months ended March 31, 2026). Additionally, interest expense also includes approximately $8.6 million of amortization of deferred financing costs for the three months ended March 31, 2026 versus $4.3 million in the three months ended March 31, 2025.
Losses in Equity Method Investment

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Losses in equity method investment .............	$(3,170)	$(1,605)	$(1,565)	(97.5%)

Losses in equity method investment increased by $1.6 million, or 97.5%, to $3.2 million for the three months ended March 31, 2026, from $1.6 million for the three months ended March 31, 2025. The loss reflects our share of losses allocated under the HLBV methodology applied to its 27.9% interest in
Balanced Rock Power, LLC.
Change in Fair Value of Warrant Liability

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Change in fair value of warrant liability .........	$45,824	$—	$45,824	100.0%

Change in fair value of warrant liability increased to $45.8 million for the three months ended March 31,
2026 due to the gain recognized on the remeasurement of our warrants issued on January 9, 2026, in connection with the Milam County data center facility lease arrangements with OpenAI, as of March 31,
2026.
Other income (expense), Net

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Other income (expense), net ..........................	$(1,224)	$13,996	$(15,220)	(108.7)%

Other income (expense), net decreased $15.2 million, or 108.7% to $1.22 million of expense for the three months ended March 31, 2026 from $14.0 million of income for the three months ended March 31, 2025.
The change was primarily attributable to a $15.2 million termination payment received during the three months ended March 31, 2025 in connection with the mutual termination of lease options related to the
Holville solar development project that we determined not to pursue. No comparable payment was received during the three months ended March 31, 2026.
Income Tax Benefit (Expense)

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Income tax benefit (expense) .........................	$106	$(1,652)	$1,758	106.4%

Income tax benefit (expense) increased $1.8 million, or 106.4%, to a benefit of $0.1 million for the three months ended March 31, 2026 from an expense of $1.7 million for the three months ended March 31,
2025. The change in deferred tax expense was mainly related to a decrease in deferred state taxes as a result of an increase in apportionable state losses over the prior period.  We elected to be taxed as a corporation for U.S. federal income tax purposes and are therefore subject to entity-level U.S. federal income tax.
Net Income (Loss) and Comprehensive Income (Loss) Attributable to Redeemable Noncontrolling
Interests and Noncontrolling Interests

(in thousands, except percentages)	Three Months Ended March 31,
	2026	2025	Change ($)	Change (%)
Net income (loss) and comprehensive income (loss) attributable to redeemable noncontrolling interests and noncontrolling interests ............................................................	$20,772	$(26,722)	$47,494	177.7%

Net income (loss) attributable to noncontrolling interests increased $47.5 million, or 178%, to $20.8 million
(income allocated to NCI) for the three months ended March 31, 2026 from $26.7 million (loss allocated to
NCI) for the three months ended March 31, 2025 to $20.8 million (income allocated to NCI). The change was primarily driven by a $32.0 million swing attributable to one of our tax equity partnerships, resulting from the allocation percentage increasing from 18% in 2025 to 27% in 2026, which allocates 9% more of the remaining cash distributions to the tax equity investor. The remaining variance reflects changes in income and loss allocations across our other tax equity partnerships, as the respective HLBV-based allocations shifted between periods.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2025, AND 2024
Revenue

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Total revenue from contracts with customers ..........................................................	$142,981	$100,552	$42,429	42.2%
Realized revenue from power price swap derivatives .........................................................	$7,186	$12,391	$(5,205)	(42.0%)
Unrealized change in fair value of power price swap derivatives .....................................	$63,300	$119,300	$(56,000)	(46.9%)
Revenue .............................................................	$213,467	$232,243	$(18,776)	(8.1%)

Revenue decreased by $18.8 million, or 8.1%, to $213.5 million for the year ended December 31, 2025, from $232.2 million for the year ended December 31, 2024. The decrease was primarily attributable to a
$61.2 million decrease in both unrealized change in fair value of derivatives and realized revenue from derivatives (from $131.7 million to $70.5 million), resulting from lower unrealized mark-to-market gains on
PPA swap contracts. The decrease was partially offset by a $38.3 million increase in energy revenue
(from $87.5 million to $125.8 million), reflecting higher generation from newly operational projects, including Orion I, II, and III, which contributed a full twelve months of revenue for the year ended
December 31, 2025 as opposed to a partial year for the year ended December 31, 2024. We also experienced generally favorable basis and node pricing in Texas. REC revenue also increased $4.1 million (from $13.1 million to $17.2 million).
The following table sets forth key operating metrics for our standalone power generation portfolio for the periods indicated:

	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change	Change (%)
Electricity generated (GWh) ....................................	5,097	4,412	685	15.5%
Energy revenue increased $38.3 million, or 43.8%, to $125.8 million for the year ended December 31,
2025, from $87.5 million for the year ended December 31, 2024. The increase was primarily attributable to a 15.5% increase in generation volumes, driven primarily by the contribution of a full twelve months of generation from the Orion I, II, and III projects (which commenced commercial operations during 2024)
and generally favorable availability. Volume increase contributed approximately $13.6 million to the year-
over-year increase in revenue and change in realized price contributed approximately $24.7 million to the year-over-year change.
Cost of Operations, exclusive of depreciation, amortization, and accretion

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Cost of operations, exclusive of depreciation, amortization, and accretion	$81,393	$55,213	$26,180	47.4%

Cost of operations, exclusive of depreciation, amortization, and accretion increased by $26.2 million, or
47.4%, to $81.4 million for the year ended December 31, 2025, from $55.2 million for the year ended
December 31, 2024. The increase was primarily driven by higher project-level operating costs associated with newly operational facilities, including operations and maintenance expense, onsite expenses, and land lease costs, which increased by approximately $11.0 million. In addition, property taxes and insurance expense increased by $7.0 million.

The increase also reflected higher research and development expenses of approximately $3.5 million and increased engineering advisory costs of approximately $1.5 million. Legal fees increased modestly, by approximately $2.3 million compared to the prior year. These increases were partially offset by the absence of certain discrete costs in the latter part of the year and by expense levels normalizing toward the end of 2025.
Depreciation, Amortization and Accretion

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Depreciation, amortization and accretion .....	$94,080	$73,314	$20,766	28.3%

Depreciation, amortization and accretion increased by $20.8 million, or 28.3%, to $94.1 million for the year ended December 31, 2025, from $73.3 million for the year ended December 31, 2024. The increase was primarily attributable to the expansion of our operating asset base as additional projects achieved commercial operation and were placed into service, resulting in a higher depreciable property balance in
2025.
General and Administrative

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
General and administrative .............................	$679,566	$169,095	$510,471	301.9%

General and administrative expenses increased by $510.5 million, or 301.9%, to $679.6 million for the year ended December 31, 2025, from $169.1 million for the year ended December 31, 2024. The increase was primarily attributable to a $533.7 million increase in noncash stock-based compensation expense, partially offset by a $101.8 million decrease in stock-based compensation expense related to units which were fully redeemed during 2024.
Interest Income

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Interest income .................................................	$14,638	$18,964	$(4,326)	(22.8%)

Interest income decreased by $4.3 million, or 22.8%, to $14.6 million for the year ended December 31,
2025, from $19.0 million for the year ended December 31, 2024. The decrease was primarily attributable to lower average cash and restricted cash balances in 2025 as funds were deployed into construction and development activities. Total cash and restricted cash declined $355.5 million, or 61.9%, from $574.2 million at December 31, 2024, to $218.7 million at December 31, 2025.
Interest Expense

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Interest expense ...............................................	$(162,392)	$(127,554)	$(34,838)	27.3%

Interest expense increased $34.8 million, or 27.3%, to $162.4 million for the year ended December 31,
2025, from $127.6 million compared to the prior year for the year ended December 31, 2024. The increase was primarily driven by higher average outstanding indebtedness as total debt, on a principal basis, grew from $1.5 billion to $2.2 billion, reflecting new construction loan draws on the Pelicans Jaw
Facility ($296.8 million drawn during 2025), the Angela Bridge Loan ($127.9 million outstanding at year-
end), and draws on the Global Borrower Revolving Loan, the proceeds of which were used to fund our project development activities. The increase in interest expense was partially offset by higher capitalization of interest costs to construction in progress during 2025.
Losses in Equity Method Investment

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Losses in equity method investment .............	$(1,740)	$(14,203)	$12,463	(87.7%)

Loss in our equity method investment decreased $12.5 million, or 87.7%, to $1.7 million for the year ended December 31, 2025 from $14.2 million for the year ended December 31, 2024, primarily reflecting lower portion of losses allocated under the HLBV method applied to our 27.9% economic interest in
Balanced Rock Power, LLC. During 2025, we made additional contributions of $13.0 million to Balanced
Rock Power, LLC, increasing the carrying value of the investment from $22.5 million to $33.8 million as of
December 31, 2025.
Other income (expense), Net

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Other income (expense), net ..........................	$12,176	$(617)	$12,793	(2073.4%)

Other income (expense), net changed from a $0.6 million expense for the year ended December 31, 2024 to $12.2 million of income, net for the year ended December 31, 2025, an increase of $12.8 million. The increase was primarily attributable to a $15.2 million release payment received during the first quarter of
2025 in connection with the mutual termination of lease options related to a solar development project that we determined not to pursue. This gain was partially offset by other net charges recognized during the year.
Income Tax Expense

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change ($)	Change (%)
Income tax expense .........................................	$(9,202)	$(15,262)	$6,060	(39.7%)

Income tax expense decreased by $6.1 million, or 40%, to $9.2 million for the year ended December 31,
2025 from $15.3 million for the year ended December 31, 2024. The decrease was primarily attributable to lower state tax expense resulting from higher pre-tax operating losses in 2025. This decrease was partially offset by higher permanent adjustments in 2025 and a reduction in valuation allowance in 2024.
Since we have elected to be taxed as a corporation for federal income tax purposes, income tax expense reflects (i) U.S. federal income taxes imposed on us and on any corporate subsidiaries that are subject to entity-level income tax, (ii) state and local income taxes in jurisdictions that impose entity-level taxes on corporations or pass-through entities, and (iii) changes in deferred tax assets and liabilities, including as a result of temporary differences between the tax basis and financial statement carrying value of our assets and liabilities.
Net Loss and Comprehensive Loss Attributable to Redeemable Noncontrolling Interests and
Noncontrolling Interests

(in thousands, except percentages)	Year Ended Dec 31, 2025	Year Ended Dec 31, 2024	Change	Change (%)
Net loss and comprehensive loss attributable to redeemable noncontrolling interests and noncontrolling interests ..........	$(50,084)	$(310,155)	$260,071	(83.9%)

Net loss and comprehensive loss attributable to redeemable noncontrolling interests and noncontrolling interests decreased by $260.1 million, or 83.9%, to $50.1 million for the year ended December 31, 2025 from $310.2 million for the year ended December 31, 2024. The decrease was primarily driven by the allocation of losses under the HLBV method. The allocation of earnings and losses can vary significantly from period to period based on changes in the underlying economics of our project-level partnerships, including the impact of tax attributes such as ITCs and accelerated tax depreciation. In 2024, we recognized greater ITCs from qualifying projects, resulting in a greater allocation of losses to NCIs. No
ITCs were generated or recognized in 2025, resulting in a lower allocation of losses compared to the prior year.
LIQUIDITY AND CAPITAL RESOURCES
We are a capital-intensive business that requires significant funding to develop, construct and operate utility-scale solar, energy storage and data center projects. At March  31, 2026, we had unrestricted cash and cash equivalents of $78.8 million, restricted cash of $127.5 million, and $2.8 billion of undrawn committed borrowing capacity, primarily consisting of $2.0 billion undrawn under our Libra Construction and Bridge Loan, $0.5 billion undrawn under our Athos Storage Construction and Bridge Loan, and $0.3
billion remaining undrawn under our Pelicans Jaw Construction and Bridge Loan.
Our primary sources of liquidity have been capital contributions from our direct and indirect parent entities, proceeds from project-level financings, including construction loans, term loans, bridge loans and tax equity, as well as cash generated from our operating portfolio of solar projects. Our primary uses of cash include funding the construction of data center projects, solar and energy storage projects, servicing project-level debt, making capital distributions and paying operating expenses associated with our existing portfolio of projects and corporate overhead.
We believe that our existing cash and cash equivalents, together with available borrowing capacity under our existing credit facilities, distributions from our operational subsidiaries, and expected contributions from tax equity in connection with certain project financings, including the Libra Project and Athos
Storage, will be sufficient to meet our operating expenses, debt service requirements and capital expenditure needs for at least the next 12 months from the date of this filing.
Our future capital requirements will depend on many factors, including the pace of new project development and construction, the timing and amount of tax equity financing closings, energy pricing conditions, the regulatory environment for renewable energy tax credits and our ability to access additional debt and equity financing on favorable terms.
Debt from Related Parties
As of March 31, 2026 and December 31, 2025, we had $709.5 million of borrowings from related parties outstanding, all of which was classified as non-current. In addition to borrowings from related parties, we maintain the following project-level and subsidiary-level financing arrangements with third-party lenders.
Project-level Debt Arrangements
Our project-level and subsidiary-level financing arrangements contain customary project finance covenants and events of default, including covenants relating to preservation of material project documents, permits and project collateral, maintenance of debt service reserve accounts and limitations on restricted payments. In particular, distributions under the Big Five senior and intermediate facilities described below are conditioned on, among other things, no default or event of default, a debt service coverage ratio of at least 1.20:1.00 for the two most recently completed semi-annual periods, maintenance of required debt service reserves or qualifying credit support, and no outstanding reimbursement obligations or project or debt service reserve letter of credit loans. Distributions under the
Global Borrower Credit Agreement are conditioned on, among other things, no default or event of default, a debt service coverage ratio of at least 1.10:1.00 for the two most recently completed semi-annual periods and maintenance of the required liquidity and debt service reserve amount. The Pelicans Jaw financing is generally non-recourse to us, except for specified sponsor guaranties and indemnities provided by SBE US Holdings One, LLC, including guaranties supporting certain construction-period, tax credit and reserve obligations. As of March 31, 2026, we were in compliance with all financial covenants under our financing agreements.
Certain of our financings are secured by pledges of equity interests in the applicable project or borrower entities and security interests in project assets, including material project documents, permits and related collateral. Upon an event of default, the applicable lenders may be entitled to accelerate amounts outstanding, terminate commitments, require cash collateralization of outstanding letters of credit and exercise remedies against the applicable collateral; certain related financing arrangements also include cross-default provisions that may cause a default under one financing arrangement to result in remedies under another related financing arrangement. In addition, our financing agreements, including our project-
level debt agreements, include various customary restrictive covenants, including covenants restricting the payment of distributions and requiring maintenance of certain financial ratios.
Libra Construction Loan and Libra Bridge Loan
On March 13, 2026, Libra Project Company and Libra Member B, LLC, our wholly owned subsidiaries, entered into a financing agreement with certain lenders for a total loan commitment of $2.4 billion (“Libra
Construction Loan” and “Libra Bridge Loan”) and a letter of credit facility of $98.0 million. As of March 31,
2026, the principal outstanding was $415.2 million under the construction loan.
The obligations under the Libra Construction Loan or the Libra Bridge Loan are secured by substantially all project assets and are subject to customary project finance covenants, including minimum debt service coverage requirements and restrictions on additional indebtedness, liens and distributions.
Athos Storage Construction Loan and Athos Storage Bridge Loan
On March 19, 2026, Athos Storage, LLC and Athos Storage Member B, LLC, our wholly owned subsidiaries, entered into financing agreements with certain lenders for a total loan commitment of $679.4 million (“Athos Storage Construction Loan” and “Athos Storage Bridge Loan”) and a letter of credit facility of $78.0 million. As of March 31, 2026, the principal outstanding was $181.3 million under the construction loan.
The obligations under the Athos Storage Construction Loan or the Athos Storage Bridge Loan are
secured by substantially all project assets and are subject to customary project finance covenants, including minimum debt service coverage requirements and restrictions on additional indebtedness, liens and distributions.
Pelicans Jaw Construction Loan and Pelicans Jaw Bridge Loan
Pelicans Jaw Solar, LLC entered into a financing agreement dated December 23, 2024 providing for an aggregate loan commitment of $1,028.3 million and a $72.3 million letter of credit facility. The Pelicans
Jaw Construction Loan will convert to a term loan on the earlier of the term loan conversion date, the tax equity final funding date or March 31, 2027. During 2025, Pelicans Jaw Solar, LLC made additional draws of $296.8 million on the construction loan and $234.4 million on the bridge loan. As of March 31, 2026,
Pelicans Jaw Solar, LLC made additional draws of $58.0 million on the bridge loan, and the principal outstanding was $485.4 million under the construction loan and $292.4 million under the bridge loan, and both facilities were due March 31, 2027.
The obligations under the Pelican Jaw Construction/Bridge Loan are guaranteed by Pelicans Jaw TE
Holdco, LLC, Pelicans Jaw Member B, LLC, and Pelicans Jaw Construction Holdco, LLC and are secured by a first priority lien on substantially all of the assets of Pelicans Jaw Solar, LLC, Pelicans Jaw TE
Holdco, LLC, Pelicans Jaw Member B, LLC, and Pelicans Jaw Construction Holdco, LLC.
Global Borrower Term Loan and Global Borrower Revolving Loan
On October 18, 2023, SE Global Borrower, LLC entered into the Global Borrower Credit Agreement providing for a term loan, revolving loan and letter of credit facility, each of which was subsequently amended prior to and during 2025. Following the October 22, 2025 amendment, the revolving loan commitment increased to $262.0 million and the letter of credit facility commitment increased to $475.0 million. The Global Borrower Term Loan and Global Borrower Revolving Loan bear interest at 6-month
SOFR plus 375 basis points and mature on October 18, 2027. As of March 31, 2026, the principal amount outstanding was $263.0 million under the term loan and $210.0 million under the revolving loan.
Senior Borrower 1 Term Loan
On January 24, 2024, Big Five Holdco 1, LLC (“Senior Borrower 1”) entered into a financing agreement providing for a $162.2 million term loan and an $8.4 million letter of credit facility, which was subsequently increased through an omnibus amendment and joinder agreement. At closing, Senior Borrower 1 drew down the full $162.2 million term loan commitment. The loan bears interest at daily compounded SOFR plus a 2.0% margin, matures on January 29, 2034 and is secured by a pledge of 100% of the membership interests held by certain subsidiaries in the applicable project-level tax equity partnerships, which subsidiaries are indirect subsidiaries of Senior Borrower 1. As of March 31, 2026, principal outstanding under the Senior Borrower 1 Term Loan was $162.2 million.
The obligations under the Senior Borrower 1 Term Loan are guaranteed by Big Five Holdco 2, LLC, SE
Big Five Pledgor, LLC, and SE Big Five Borrower, LLC and are secured by a first priority lien on substantially all of the assets of Big Five Holdco 1, LLC, Big Five Holdco 2, LLC, SE Big Five Pledgor,
LLC, and SE Big Five Borrower, LLC.
Senior Borrower 2 Term Loan
On January 24, 2024, Big Five Holdco 2, LLC (“Senior Borrower 2”) entered into a financing agreement providing for a $162.2 million term loan and an $8.4 million letter of credit facility. At closing, Senior
Borrower 2 drew down the full $162.2 million term loan commitment. The loan bears interest at daily compounded SOFR plus a 2.0% margin, matures on January 29, 2034 and is secured by 100% of the membership interests of the applicable Class B Members. As of March 31, 2026, principal outstanding under the Senior Borrower 2 Term Loan was $162.2 million.
The obligations under the Senior Borrower 2 Term Loan are guaranteed by Big Five Holdco 1, LLC, SE
Big Five Pledgor, LLC, and SE Big Five Borrower, LLC and are secured by a first priority lien on substantially all of the assets of Big Five Holdco 1, LLC, Big Five Holdco 2, LLC, SE Big Five Pledgor,
LLC, and SE Big Five Borrower, LLC.
Angela Bridge Loan
Angiola East, LLC (“Angiola East”) entered into a financing agreement dated May 12, 2025 providing for a total loan commitment of $140.6 million. The Angela Bridge Loan bears interest at SOFR plus 125 basis points and matures on the earliest of the sale-leaseback funding date or March 31, 2026. During 2025,
Angiola East, LLC made additional draws of $66.9 million. On February 11, 2026, Angiola East fully repaid the outstanding principal of the Angela Bridge Loan.
Orion 3 Member B Term Loan
On September 3, 2024, Orion 3 Member B, LLC converted its then-outstanding construction financing for the Ben Milam 3 project into a term loan with a total loan commitment of $98.2 million and a related letter of credit facility. The loan bears interest at 6-month SOFR plus 162.5 basis points, matures on September
3, 2029 and is secured by a pledge of 100% of the membership interests of Ben Milam 3 Project
Company held through Orion 3 TE Holdco, LLC. As of March 31, 2026, principal outstanding under the
Orion 3 Member B Term Loan was $95.6 million.
The obligations under the Orion 3 Member B Term Loan are guaranteed by Orion 3 Construction Holdco,
LLC, Orion 3 TE Holdco, LLC, and Orion 3 Class B Member Holdco, LLC and are secured by a first priority lien on substantially all of the assets of Orion 3 Member B, LLC, Orion 3 Construction Holdco,
LLC, and Orion 3 TE Holdco, LLC.

Orion 2 Member B Term Loan
On November 26, 2024, prior to the formation of SE Global Holdings, LLC, Orion 2 Member B, LLC converted the Ben Milam 2 Construction Loan into the Orion 2 Member B Term Loan with a total loan commitment of $96.1 million and a related letter of credit facility. The loan bears interest at 6-month SOFR plus 187.5 basis points, matures on November 26, 2034 and is secured by 100% of the membership interests of Ben Milam 2 Project Company held through Orion 2 TE Holdco, LLC. As of March 31, 2026, principal outstanding under the Orion 2 Member B Term Loan was $92.3 million.
The obligations under the Orion 2 Member B Term Loan are guaranteed by Orion 2 Construction Holdco,
LLC, Orion 2 TE Holdco, LLC, and Orion 2 Class B Member Holdco, LLC and are secured by a first priority lien on substantially all of the assets of Orion 2 Member B, LLC, Orion 2 Construction Holdco,
LLC, and Orion 2 TE Holdco, LLC.
Eiffel Term Loan
On December 6, 2023, Eiffel Member B, LLC converted the Eiffel Construction Loan into the Eiffel Term
Loan with a total commitment of $91.1 million. The Eiffel Term Loan bears interest at 6-month SOFR plus
175 basis points, matures on December 6, 2033 and is secured by 100% of the membership interests of
Paris Farm Project Company held through Eiffel TE Holdco, LLC. As of March 31, 2026, principal outstanding under the Eiffel Term Loan was $88.7 million.
The obligations under the Eiffel Term Loan are guaranteed by Eiffel Construction Holdco, LLC, Eiffel TE
Holdco, LLC, and Eiffel Class B Member Holdco, LLC and are secured by a first priority lien on substantially all of the assets of Eiffel Member B, LLC, Eiffel Construction Holdco, LLC, and Eiffel TE
Holdco, LLC.
Orion 1 Member B Term Loan
On October 30, 2024, Orion 1 Member B, LLC converted the Ben Milam 1 Construction Loan into the
Orion 1 Member B Term Loan with a total loan commitment of $85.0 million and a related letter of credit facility. The loan bears interest at 6-month SOFR plus 162.5 basis points, matures on October 29, 2029 and is secured by 100% of the membership interests of Ben Milam 1 Project Company held through Orion
1 TE Holdco, LLC. As of March 31, 2026, principal outstanding under the Orion 1 Member B Term Loan was $83.3 million.
The obligations under the Orion 1 Member B Term Loan are guaranteed by Orion 1 Construction Holdco,
LLC, Orion 1 TE Holdco, LLC, and Orion 1 Class B Member Holdco, LLC and are secured by a first priority lien on substantially all of the assets of Orion 1 Member B, LLC, Orion 1 Construction Holdco,
LLC, and Orion 1 TE Holdco, LLC.
SE Borrower Term Loan
On March 6, 2024, SE Borrower, LLC (“SE Borrower”) entered into a financing agreement providing for a total term loan commitment of $134.0 million. The SE Borrower Term Loan bears interest at a fixed rate of
12.0% and, following the September 18, 2025 amendment, matures on September 6, 2026. As of
December 31, 2025, principal outstanding under the SE Borrower Term Loan was $60.5 million. On
January 22, 2026, SE Borrower fully repaid the outstanding principal of SE Borrower Term Loan.
The obligations under the SE Borrower Term Loan are guaranteed by Aratina Holdings, LLC and are secured by a first priority lien on substantially all of the assets of SE Borrower, LLC, Aratina Holdings,
LLC, Aratina Pledgor, LLC, and Aratina Borrower, LLC.
Mezzanine Borrower 1 Term Loan.
On January 24, 2024, Big Five Intermediate Holdco 1, LLC (“Mezzanine Borrower 1”) entered into a financing agreement providing for a $50.0 million term loan and a $15.0 million letter of credit facility. At closing, Mezzanine Borrower 1 drew down the full $50.0 million term loan commitment. The loan bears interest at daily compounded SOFR plus a 3.0% margin, matures on January 29, 2034 and is secured by a pledge of 50% of the membership interests in the applicable senior-level holding company that indirectly holds the project interests securing the related senior financing. As of March 31, 2026, principal outstanding under the Mezzanine Borrower 1 Term Loan was $50.0 million.
The obligations under the Mezzanine Borrower 1 Term Loan are guaranteed by Big Five Intermediate
Holdco 2, LLC and are secured by a first priority lien on substantially all of the assets of Big Five
Intermediate Holdco 1, LLC and Big Five Intermediate Holdco 2, LLC.
Mezzanine Borrower 2 Term Loan
On January 24, 2024, Big Five Intermediate Holdco 2, LLC (“Mezzanine Borrower 2”) entered into a financing agreement providing for a $50.0 million term loan and a $17.0 million letter of credit facility. At closing, Mezzanine Borrower 2 drew down the full $50.0 million term loan commitment. The loan bears interest at daily compounded SOFR plus a 3.0% margin, matures on January 29, 2034 and is secured by a pledge of 50% of the membership interests in Big Five Senior Pledgor, LLC, the applicable senior-level holding company that indirectly owns, through several intermediate entities, the project interests in the
Athos I, Athos II, Titan, Aragorn, and Juno solar projects securing the related senior financing. As of
March 31, 2026, principal outstanding under the Mezzanine Borrower 2 Term Loan was $50.0 million.
The obligations under the Mezzanine Borrower 2 Term Loan are guaranteed by Big Five Intermediate
Holdco 1, LLC and are secured by a first priority lien on substantially all of the assets of Big Five
Intermediate Holdco 1, LLC and Big Five Intermediate Holdco 2, LLC.
IP Backlog Land Loan
On September 10, 2020, IP Backlog Land Holdings, LLC, entered into the IP Backlog Land Loan for a total loan amount of $37.0 million. The loan bears interest at 450 basis points per annum and is scheduled to be paid in full on August 11, 2055. As of March 31, 2026, principal outstanding under the IP
Backlog Land Loan was $37.0 million.
The obligations under the IP Backlog Land Loan are not guaranteed by any affiliate of the Borrower and are secured by a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing
on substantially all of the assets of IP Backlog Land Holdings, LLC.
New Credit Facility
We plan to enter into a credit facility to repay in full the amounts outstanding under our Hickory Facilities and to finance working capital and general corporate purposes. While we have engaged in preliminary discussions with lenders concerning the new Credit Facility, the facility remains subject to negotiation and execution of definitive financing documents and other customary conditions. See also “Description of
Certain Indebtedness.”
Letters of Credit and Other Credit Support
In addition to funded indebtedness we had substantial outstanding letters of credit and similar credit support arrangements. These related primarily to PPAs, interconnection performance obligations, debt service reserves, cluster study agreements, interconnection bonds, equipment bonds and decommissioning bonds. The total amount of letters of credit used was $1.1 billion as of March 31, 2026.
These credit support requirements reduce the availability of capacity under certain of our credit facilities and may require us to use cash or other liquidity sources if letters of credit are drawn, expire, are not renewed or must be replaced with cash collateral or other forms of support. Our collateral and credit support requirements may increase as we enter into new or amended commercial, interconnection, derivative, procurement or financing arrangements, or upon events specified in existing agreements, including project delays, missed milestones, market price movements, increased project or interconnection costs, or changes in the credit quality of us, our parent, any guarantor or other credit support provider. See also “Description of Certain Indebtedness.”

For additional information regarding our debt arrangements, including principal amounts outstanding, maturity dates, interest rates, collateral arrangements and future principal repayments, as well as letters of credit and other credit commitments or arrangements, see Note 11 and Note 14, respectively, to both our unaudited condensed consolidated financial statements and audited consolidated financial statements each included elsewhere in this prospectus.
The Ares Investment and Redemption
Original Investment
In 2025, SBE Global, LP issued $800 million of Series A Preferred Units with an aggregate liquidation preference of approximately $996 million as of December 31, 2025 to Ares pursuant to a Securities
Purchase Agreement dated March 18, 2025. In connection therewith, SBE Global also issued to Ares
Series A Common Warrants to purchase 158,512.453 Series A Common Units of SBE Global at a strike price of $297.03 per unit (equal to the then-expected fair market value).
Deployment of Proceeds
SBE Global, LP used the proceeds from the Ares investment to redeem in full some previously issued preferred equity, pay accrued interest and transaction fees, and deployed the balance to SE Global
Holdings, Inc. through intercompany notes in the amount of approximately $710 million (the “$710 million
Note”). SE Global Holdings, Inc. used the proceeds of the $710 million Note to fund the construction of power projects (including Pelicans Jaw, Angela, and Athos Storage), data center site acquisition and development expenditures, and general corporate and working capital needs. In total, SBE Global, LP raised approximately $996.0 million through the issuance of the Series A Preferred Units, a portion of which was made available to us through the intercompany revolving promissory notes to fund our development and construction activities.
Under the SBE Global partnership agreement, Ares is allocated interest income equal to its preferred accretion (i.e., the preferred return on its Series A Preferred Units) before any amounts are allocated to the holders of common units. SE Global Holdings, Inc. has cash-paid the annual interest accrual on the intercompany notes owed to SE Global, LP.
Ares Redemption Mechanics
Prior to this offering:
(1)SE Global Holdings, Inc. will repay the approximately $709.5 million of intercompany notes (plus accrued but unpaid interest) owed to SBE Global, LP in full using cash on hand;
(2)SBE Global, LP will use the cash from the note repayment, together with a cash contribution from existing cash at Energy Global, to redeem, in full, the Ares Series A Preferred Units at the price determined under the limited partnership agreement of SBE Global as of the date of redemption
(including accrued and unpaid preferred return); and
(3)the Series A Common Warrants held by Ares will be net-settled for cash.
Following completion of the Ares Redemption, Ares will no longer hold any equity interest, preferred claim, or warrant position in SBE Global, LP or any of its subsidiaries.

Cash Flows
Comparison of the three months ended March 31, 2026 and 2025
The following table summarizes our cash flows for the periods presented:

	Three Months Ended March 31,
(in thousands)	2026	2025
Net cash used in operating activities ...................................................................	$(70,903)	$(58,354)
Net cash used in investing activities ....................................................................	(746,898)	(146,640)
Net cash provided by (used in) financing activities ...........................................	805,441	(28,811)

Operating Activities
Net cash used in operating activities was $70.9 million for the three months ended March 31, 2026, compared to $58.4 million for the three months ended March 31, 2025.
Cash used in operating activities for the three months ended March 31, 2026 reflected a net loss of
$137.7 million, partially offset by net noncash adjustments of $110.8 million, including $122.1 million of stock-based compensation expense, $23.6 million of depreciation, amortization and accretion, $8.6 million of amortization of deferred financing costs, $3.2 million unrealized loss on our equity method investment, and $0.9 million of noncash lease expense. These noncash adjustments were partially offset by a $45.8 million gain on the change in fair value of the warrant liability, a $1.7 million change in the fair value of derivatives and a $0.1 million decrease in deferred tax liability. The net impact of changes in operating assets and liabilities was unfavorable by $44.0 million, driven primarily by a $23.9 million increase in prepaid and other current assets, a $16.2 million increase in other non-current assets, a $12.7 million decrease in accrued expenses and other current liabilities, and a $3.0 million decrease in accounts payable. These unfavorable items were partially offset by an $14.5 million increase in payables to related parties and a $0.7 million increase in operating lease liabilities.
Cash used in operating activities for the three months ended March 31, 2025 reflected a net loss of
$100.6 million, partially offset by noncash adjustments of approximately $82.3 million, including $35.8 million of stock-based compensation expense, $23.5 million of depreciation, amortization and accretion,
$19.4 million of changes in fair value of derivatives, $4.3 million of amortization of deferred financing costs, $1.6 million unrealized loss on our equity method investment, and $0.8 million of non-cash lease expense. These noncash adjustments were partially offset by a $3.0 million decrease in deferred tax liability. The net impact of changes in operating assets and liabilities was unfavorable by $40.0 million, driven by a $15.9 million decrease in payables to related parties, a $12.4 million decrease in accrued expenses and other current liabilities, a $10.5 million increase to prepaid and other current assets
(primarily deposits related to development projects for Project Pegasus to SRP and Project Australis to
CAISO), a $3.7 million increase in accounts receivable, and a $2.0 million decrease in accounts payable.
These unfavorable items were partially offset by a $4.6 million decrease in income taxes receivable and a
$1.6 million increase in operating lease liabilities.
The period-over-period increase in net cash used in operating activities of $12.5 million was primarily attributable to $37.1 million increase in net loss, driven principally by higher stock-based compensation expense and increased interest expense from project-level construction debt. This increase was substantially offset by a $28.5 million increase in noncash adjustments and a $4.0 million favorable change in operating assets and liabilities, reflecting lower net working capital in the three months ended
March 31, 2026 as compared to the prior-year period.
Investing Activities
Net cash used in investing activities was $746.9 million for the three months ended March 31, 2026, compared to $146.6 million for the three months ended March 31, 2025.

Cash used in investing activities for the three months ended March 31, 2026, was primarily driven by
$743.0 million in payments for property, plant and equipment, including $567.9 million specifically for payments related to construction in progress for various projects. Additionally, $3.9 million in payments for advances to suppliers (primarily EPC contractor prepayments related to the Milam County Data Center project) as we continued to expand our development and construction activities across multiple projects.
Cash used in investing activities for the three months ended March 31, 2025 was primarily driven by
$137.2 million in payments for property, plant and equipment, $8.0 million in contributions to our equity method investment in Balanced Rock Power, LLC, and $1.5 million in payments for advances to suppliers.
The period-over-period increase in net cash used in investing activities of $600.3 million was primarily attributable to a $605.8 million increase in payments for property, plant and equipment, which was partially offset by the absence of equity method investment contributions for the three months ended
March 31, 2026 and a $2.4 million decrease in payments made for advances to suppliers.
Financing Activities
Net cash provided by financing activities was $805.4 million for the three months ended March 31, 2026, compared to net cash used in financing activities of $28.8 million for the three months ended March 31,
2025.
Cash provided by financing activities for the three months ended March 31, 2026 consisted of $696.6 million of proceeds from debt, primarily from construction loan draws on the Libra Construction Loan,
Athos Storage Construction Loan, Pelicans Jaw Bridge Loan, and Global Borrower Revolving Loan,
$222.9 million in proceeds from the financing obligation (related to the Angela facility), and $166.0 million in capital contributions. These inflows were partially offset by $196.2 million in repayments of debt
(including the repayment of the SE Borrower Term Loan of $61.0 million and the Angela Bridge Loan of
$133.1 million), $76.4 million of deferred financing costs associated with new credit facilities, and $6.7 million in capital distributions.
Cash used in financing activities for the three months ended March 31, 2025 reflected $500.3 million in capital distributions (primarily related to the $495.0 million payment to Ares for the redemption of the old preferred equity interest in SBE Global LP) and $18.3 million of repayments of borrowings, partially offset by $495.0 million in capital contributions from Ares toward funding the preferred equity interest in SBE
Global LP. No material proceeds from debt were received in the three months ended March 31, 2025.
The period-over-period change of $834.3 million in financing activities was primarily attributable to $696.6 million in proceeds from debt in the three months ended March 31, 2026 (compared to none in the three months ended March 31, 2025), $222.9 million in proceeds from the failed sale-leaseback, partially offset by higher debt repayments and the absence of the large preferred equity redemption that occurred in the three months ended March 31, 2025.
Comparison of the years ended December 31, 2025 and 2024
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
(in thousands)	2025	2024
Net cash used in operating activities ...................................................................	$(40,049)	$(65,871)
Net cash used in investing activities ....................................................................	(1,194,998)	(648,252)
Net cash provided by financing activities ............................................................	879,582	1,021,458

Operating Activities
Net cash used in operating activities was $40.0 million for the year ended December 31, 2025, compared to $65.9 million for the year ended December 31, 2024. Cash used in operating activities for the year ended December 31, 2025 reflected a net loss of $788.1 million, substantially offset by non-cash adjustments of $742.8 million, including $674.1 million of stock-based compensation expense, $94.1 million of depreciation, amortization and accretion, $16.4 million of amortization of deferred financing costs, a $9.3 million increase in deferred tax liability and a $1.7 million unrealized loss on our equity method investment, partially offset by a $56.2 million change in fair value of derivatives.
The net impact of changes in operating assets and liabilities was $5.2 million, driven primarily by a $23.4 million increase in accounts payable, an $18.1 million decrease in payables to related parties, a $1.9 million increase in operating lease liabilities, a $4.5 million decrease in prepaid and other current assets, and a $0.5 million decrease in accounts receivable, partially offset by a $7.1 million increase in other non-
current assets and a $0.2 million decrease in income taxes payable.
Net cash used in operating activities for the year ended December 31, 2024 reflected a net loss of $204.1 million, partially offset by non-cash adjustments of $131.8 million, including $140.3 million of non-cash stock-based compensation expense, $73.3 million of depreciation, amortization and accretion, $19.8 million of amortization of deferred financing costs, a $16.1 million increase in deferred tax liability, an unrealized loss of $14.2 million on our equity method investment and $1.8 million of payments of interest and fees on related party loans. These non-cash adjustments were partially offset by a $135.6 million change in fair value of derivatives and a $1.3 million income tax benefit.
The net impact of changes in operating assets and liabilities was $6.4 million, driven primarily by a $27.8 million increase in accrued expenses and other current liabilities, an $18.5 million decrease in receivables from related parties, a $6.2 million increase in operating lease liabilities and a $1.6 million increase in income taxes payable. These impacts were partially offset by a $28.7 million increase in other non-current assets, an $8.6 million increase in accounts receivable and an $8.0 million increase in prepaid and other current assets.
The year-over-year decrease in net cash used in operating activities of $25.8 million was primarily attributable to a $611.1 million increase in non-cash adjustments, primarily driven by a $533.7 million increase in stock-based compensation expense and a $1.2 million unfavorable change in operating assets and liabilities. These favorable impacts were partially offset by a $584.0 million increase in net loss year-over-year.
Investing Activities
Net cash used in investing activities was $1,195.0 million for the year ended December 31, 2025, compared to $648.3 million for the year ended December 31, 2024. Cash used in investing activities for the year ended December 31, 2025 was primarily driven by $1,073.8 million in payments for construction in progress as we continued to expand development, including development and construction of our projects. Additionally, we made $62.2 million in deposits, $27.0 million in advances to suppliers for equipment and materials, $19.1 million in payments for property, plant, and equipment, and $13.0 million in contributions to our equity method investment in Balanced Rock Power, LLC.
Net cash used in investing activities for the year ended December 31, 2024 was primarily driven by
$601.2 million in payments for property, plant and equipment, $36.7 million in contributions to our equity method investment in Balanced Rock Power, LLC, and $10.3 million in deposits.
The year-over-year increase in net cash used in investing activities of $546.7 million was primarily attributable to a $491.8 million increase in payments for property, plant and equipment, reflecting increased construction and development activity across our project portfolio. The increase was also driven by a $51.9 million increase in deposits and $27.0 million in advances to suppliers for equipment and materials in 2025, partially offset by a $23.8 million decrease in contributions to our equity method investment.

Financing Activities
Net cash provided by financing activities was $879.6 million for the year ended December 31, 2025, compared to $1,021.5 million for the year ended December 31, 2024. Cash provided by financing activities for the year ended December 31, 2025 consisted of $670.1 million of proceeds from debt, primarily from construction loan draws on the Pelicans Jaw Facility and the Angela Bridge Loan, $496.6
million in capital contributions from SBE Global, LP, and $299.5 million in proceeds from debt from related parties. These inflows were partially offset by $538.5 million in capital distributions, $23.0 million in repayments of borrowings, $20.7 million in deferred financing costs associated with new and amended credit facilities, and $4.5 million of payments for equity financing costs.
Net cash provided by financing activities for the year ended December 31, 2024 consisted of $1,473.6 million of proceeds from debt and $1,219.8 million of capital contributions. These inflows were partially offset by $1,466.5 million of repayments of debt, $115.6 million of capital distributions, $66.6 million of payments for deferred financing costs and $23.2 million of payments for equity financing costs.
The decrease in cash provided by financing activities was primarily attributable to lower capital contributions and lower proceeds from debt in 2025 compared to 2024, partially offset by the absence of significant debt repayments in 2025 and $299.5 million of proceeds from debt from related parties.
Related Party Cash Flows
SoftBank and OpenAI, through their affiliates, are customers at two of our data center campuses through long-term data center leases (Cosmos and Milam, respectively), and we expect lease payments under these arrangements to constitute a significant portion of our near-term data center revenue, subject to each facility reaching RFS status which requires, among other things, substantial completion of construction, satisfaction of tenant acceptance conditions, delivery of required certifications, and compliance with specified commissioning standards.
In addition to lease payments, a portion of our operating cash flows will be paid to SoftBank through annual royalties equal to 1% of our consolidated gross profit under a trademark license agreement and through any potential tax sharing obligations, and to OpenAI through software purchase commitments.
Our principal sources of contracted revenue (none of which has been realized to date) following this offering will consist largely of rent under data center leases with affiliates of SoftBank (the Cosmos lease over its 15-year initial term) and OpenAI (the Milam County leases, covering approximately 753 MW of critical IT capacity across two buildings over a 15-year initial term). We currently do not have any trademark royalties because we have not yet achieved positive consolidated gross profit.Under the tax sharing arrangement we and Softbank will each pay only the tax liabilities that would have been due if each party had filed on a separate basis. We have also committed to minimum purchases of OpenAI software and tools of $10.0 million, $15.0 million and $25.0 million for 2026, 2027 and 2028, respectively.
We do not expect that any net proceeds from this offering will be paid directly to SoftBank or OpenAI. The economic substance of these arrangements, taken together, is that we function as a developer and operator of data center infrastructure on behalf of related party tenants, with our ability to generate revenue, service debt and fund operations dependent on the willingness and ability of SoftBank and
OpenAI affiliates to perform their obligations as tenants, while SoftBank simultaneously receives ongoing economic benefits from us through royalties and other arrangements. As a result, a deterioration in either counterparty’s financial condition could simultaneously reduce our revenue and impair the value of the guaranty or other credit support on which we and our lenders rely. Investors should evaluate our financial performance and prospects in light of this dynamic.
On a net basis, we expect cash inflows from related party arrangements to substantially exceed outflows to related parties for the foreseeable future, as annual rent receipts under the Cosmos and Milam County leases are expected to be significantly larger than our aggregate royalty, software and any potential tax sharing obligations. However, our near-term outflows to OpenAI under software purchase commitments
($10.0–$25.0 million annually) will precede the commencement of rent under the Milam County leases, which had not yet commenced as of the date of this prospectus, and therefore we will be making payments to a related party before receiving offsetting revenue from that same party. In addition, because the Cosmos lease is our only data center lease expected to generate revenue in the near term, substantially all of our capital expenditures during this period—including costs funded by the $999.0 million Senior Secured Notes issued to finance Cosmos—relate to assets that will generate rent payable by a SoftBank affiliate, further concentrating our near-term cash flow dependency on a single related party. As our operations scale and consolidated gross profit increases, trademark royalties payable to
SoftBank will increase proportionally, though management currently expects such royalties to remain a small fraction of total lease revenue. We believe that we have entered into the agreements described in this section on an arm’s-length bases. See "Risk Factors—Risks Related to Our Corporate Structure and
Ownership" and "Certain Relationships and Related Party Transactions.”
OFF-BALANCE SHEET ARRANGEMENTS
In the ordinary course of our development and financing activities, we are required to post letters of credit, surety bonds and other forms of credit support under our PPAs, interconnection agreements, lease arrangements and project-level financing agreements. For additional information regarding our letters of credit and other commitments and contingencies, see Note 14 to our unaudited condensed consolidated financial statements and audited consolidated financial statements, each included elsewhere in this prospectus. Generally, our credit support requirements reduce the availability of capacity under certain of our credit facilities and may require us to use cash or other liquidity sources if letters of credit are drawn, expire, are not renewed, or must be replaced with cash collateral or other forms of support.
We also post surety bonds to satisfy credit support requirements under certain of our interconnection agreements, equipment procurement contracts and decommissioning obligations. Our ability to secure and maintain grid interconnection rights, as well as to satisfy credit support requirements under our commercial and financing agreements, depends on our capacity to post substantial letters of credit, surety bonds, cash, or other forms of credit support required by grid operators, utilities and counterparties. If our credit facilities do not provide sufficient letter of credit or surety bond capacity, or if we are unable to renew or replace existing letters of credit or surety bonds, we may have to utilize cash to make postings or otherwise be unable to satisfy credit support requirements necessary to advance or maintain our projects.
Our collateral and credit support requirements may increase as we enter into new or amended commercial, interconnection, derivative, procurement, or financing arrangements, or upon events specified in existing agreements, including project delays, missed milestones, market price movements, increased project or interconnection costs, or changes in the credit quality of us, our parent, any guarantor, or other credit support provider. While these arrangements are not reflected as indebtedness on our consolidated balance sheets, they represent contingent obligations that could affect our liquidity if letters of credit are drawn or if we are required to post additional collateral.
In addition, we are subject to completion and performance guarantees under both our project-level financing arrangements and our tenant lease agreements, certain of which are recourse to a parent entity.
Under these guarantees, we may be obligated to achieve specified construction milestones, deliver completed facilities by guaranteed dates, and ensure that completed projects meet defined performance specifications. If we fail to meet these guaranteed milestones or performance thresholds, we may be required to pay liquidated damages, provide additional credit support, or, in certain circumstances, repurchase or refinance the relevant project. Completion of projects are contingent upon third-party suppliers, which we or our project entities have entered into future purchase commitments with the suppliers of $5.4 billion as of March 31, 2026 for the remainder of 2026 through 2028. Energy Global, our indirect parent entity, provided a completion guaranty for the benefit of the noteholders of our $999.0 million Senior Secured Notes due 2031. Because certain of these obligations are recourse to a parent entity, construction delays or performance shortfalls at the project level could have a direct and material impact on our consolidated financial condition, liquidity and results of operations. While these guarantees are not reflected as funded indebtedness on our consolidated balance sheets, they represent contingent obligations that could require significant cash outlays or additional credit support if triggered.

CRITICAL ACCOUNTING ESTIMATES
Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on management's best knowledge of current events, historical experience, actions we may undertake in the future and various other assumptions that are believed to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions.
The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below. Refer to Note 2 — to our unaudited condensed consolidated financial statements and audited consolidated financial statements, each included elsewhere in this prospectus for further information on our other significant accounting policies.
Derivative Instruments
We follow the guidance of ASC Topic 815, Derivatives and Hedging (“ASC 815”), to account for derivative instruments. ASC 815 requires us to mark-to-market all derivative instruments on the balance sheet, unless designated as a normal purchase normal sale, and recognize fair value change in earnings. ASC
815 applies to energy related commodity contracts and interest rate swaps.
Energy-Related Commodities
As of March 31, 2026 and December 31, 2025, for purposes of measuring the fair value of derivative instruments, we determine the fair value of its financial instruments using discounted cash flow models that require the use of assumptions concerning the amount of estimated future cash flows. The assumptions are determined using external, observable market inputs when available. When observable market inputs are not available, we must apply significant judgment to determine market participant assumptions such as future electricity prices, future interest rates and discount rates. As these inputs are based on estimates, fair values may not reflect the amounts actually realized from the related transaction.
Interest Rate Derivatives
We are exposed to changes in interest rates through our issuance of variable rate debt. To manage our interest rate risk, we enter into interest rate swap agreements. The fair value of the interest rate swaps is calculated as the net of the discounted future cash flows of the pay and receive legs of the swaps. Mid-
market interest rates on the valuation date are used to create the forward curve for the floating legs and discount curve.
Stock-Based Compensation
We grant profit units of Energy Global, our indirect parent entity, to certain employees and non-employee directors. We account for share-based compensation in accordance with ASC Topic 718, Compensation—
Stock Compensation. The fair value of profit units is estimated on the grant date utilizing an option pricing model to estimate the fair value of the profit units granted, which requires the input of highly subjective assumptions including: the equity value, the equity volatility, the risk-free rate and term to liquidity.
Changes in any of these subjective input assumptions can materially affect the fair value estimates and the resulting stock-based compensation recognized. Forfeitures are recognized as they occur. Stock-
based compensation expense is recognized on a straight-line basis over the requisite service period for the entire award. Liability classified awards that settle in cash, or include an election to be settled in cash, are remeasured at fair value through settlement or maturity. Liability awards are recorded at fair value and marked to market each reporting period.
Non-controlling interests and HLBV
Certain portions of our noncontrolling interest relate to third-party interests in the net assets of tax equity arrangements, which we consolidate. These agreements were established to finance the costs of facilities eligible for specific tax credits and benefits. We have concluded that the portions of these contractual arrangements constitute substantive profit-sharing arrangements. Accordingly, we apply a balance sheet approach using the HLBV method to measure noncontrolling interests consistent with these arrangements.
Under the HLBV method, the amounts reported as noncontrolling interests approximate the hypothetical distributions investors in the tax equity arrangements would receive if the net assets of the funding structures were liquidated at their carrying values as determined in accordance with GAAP at each reporting date. Investors’ interests in the operating results of these funding structures are recognized as the change in noncontrolling interest between reporting periods, adjusted for any capital transactions between the funding structures and their investors.
The calculations underlying the HLBV method include estimated taxable income or losses for each reporting period, as well as estimated tax capital accounts based on the relevant provisions of each agreement and applicable tax guidance. In certain cases, we and our partners agree to utilize some tax benefits outside of the tax equity arrangements, which may result in differences between the hypothetical liquidation amounts calculated strictly under the contractual terms and actual distributions. These differences are recognized in the consolidated statements of income using a systematic and rational method over the period during which the investor is expected to achieve its target return. Therefore, we must apply significant judgment in determining the methodology for applying the HLBV method and changes in certain factors may have a significant impact on the amounts that an investor would receive upon hypothetical liquidation. As such, the use of the HLBV method to allocate income or loss to the noncontrolling interest holders may create volatility in the consolidated statements of income.
Warrant Liabilities
We evaluate warrants issued in connection with financing transactions to determine whether the instruments should be classified as equity or liabilities in accordance with the applicable guidance in ASC
480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. This assessment considers whether the warrants meet the criteria for equity classification, including whether the warrants are indexed to our own equity and whether the settlement provisions could require net cash settlement or contain adjustment features that would preclude equity classification. This assessment is performed at the time of issuance and reassessed at each reporting date while the warrants remain outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are recorded as a component of additional paid-in capital at the time of issuance. For warrants that do not meet the criteria for equity classification, the warrants are recorded at fair value as derivative liabilities on the audited consolidated and combined balance sheets and unaudited condensed consolidated balance sheets at the date of issuance and remeasured at fair value at each subsequent reporting date.
Our accounts for the outstanding warrants issued in connection with the Milam County data center facility lease arrangements and related agreements as liability-classified instruments. The fair value of these warrants is determined using a Monte Carlo simulation within an option pricing framework due to their performance-based vesting conditions and other complex features. This valuation model requires significant estimates and judgments, including assumptions related to the estimated fair value of the underlying equity, expected volatility, contractual term, risk-free interest rate, expected distributions, and the probability and timing of achievement of specified operational, commercial, financing, equity valuation, and public offering milestones. As these warrants are classified as liabilities, changes in their fair value are recognized as a change in fair value of warrant liability within our consolidated statements of income at each reporting date.
RECENT ACCOUNTING PRONOUNCEMENTS
See the sections titled “Recent accounting pronouncements adopted” and “Recent accounting pronouncements not yet adopted” in Note 2 to our unaudited condensed consolidated financial statements and audited consolidated financial statements each included elsewhere in this prospectus for more information.
JOBS ACT ACCOUNTING ELECTION
We are an “emerging growth company” under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management identified a material weakness in our internal control over financial reporting in connection with the preparation of our financial statements for the years ended December 31, 2025 and 2024 because we did not design and maintain effective controls related to accounting for complex transactions.
Specifically, the technical accounting review controls that we had designed and implemented were not operating effectively to appropriately evaluate the accounting for significant complex transactions and to appropriately assess the related financial statement presentation and disclosure requirements. This material weakness affected our ability to timely and accurately account for complex transactions. As a result, there was and still is a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis.
We are taking steps to remediate the material weakness and to strengthen our internal control over financial reporting, including designing and implementing additional review controls over complex accounting matters, implementing additional policies and procedures and expanding training for our finance and accounting personnel.
As of March 31, 2026, this material weakness has not been remediated. We will not be able to fully remediate this material weakness until the applicable controls have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively.
Accordingly, we cannot ensure that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report after the completion of this offering.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.
Our market risk exposure is primarily the result of fluctuations in commodity prices, interest rates and the credit of our customers.
Commodity Price Risk
Our operating portfolio includes approximately 3.0 GW of utility-scale renewable projects located in
California and Texas. The majority of our revenue is supported by long-term physical and financial PPAs with fixed or predetermined pricing structures. The largely contracted nature of our revenue base substantially reduces our direct exposure to fluctuations in wholesale electricity prices for the contracted terms.
We manage our market exposure through long-term PPAs, short-term hedges and energy-related swap arrangements, among other risk management instruments to reduce market volatility exposure. The bulk of our PPAs are on an as produced basis, minimizing generation and price volatility. We have minimal merchant exposure that is managed through short-term contracts when appropriate.
Our Athos I and Athos II swaps have a firm obligation where the project companies receive a fixed price based on specified quantities of electricity and pay the counterparty a variable market price based on the same specified quantities, settling monthly. This energy swap structure can reduce exposure to power price fluctuations, but cash settlements and changes in fair value may increase or decrease revenue during the periods in which they are recognized. The swaps have contractual terms ranging from seven to fifteen years and hedge the floating electricity price per MWh against a contractual fixed price based on the underlying capacity of the respective solar plant. The fair values are determined using CAISO SP15 on-peak and off-peak forward power price curves for Athos I and Athos II and ERCOT North on-peak and off-peak forward power price curves for Titan, based on observable market data obtained from Standard
& Poor’s. As of March 31, 2026, the power price swaps have remaining contractual lives of approximately
3 years for Athos I and Athos II project companies.
Our existing operating power generation portfolio does not consume fuel to generate electricity. Our solar generation currently has no direct exposure to natural gas, coal, nuclear fuel or other fossil fuel price fluctuations that affect thermal generation companies. However, if we develop, own, operate, or have economic exposure to gas-fired generation facilities or other fuel-consuming assets in the future, including in connection with data center projects, we may become exposed to fuel procurement, transportation, storage, emissions and commodity price risks associated with those assets, as well as additional basis, transmission congestion and market pricing risks. We may seek to manage these risks through contractual arrangements and other risk management strategies; however, such arrangements may not fully mitigate the effects of market volatility or changing market conditions.
Labor, Supply Chain and Construction Input Costs
Our development and construction activities expose us to significant risks associated with the cost and availability of labor, materials and equipment. Because our revenue contracts, including long-term PPAs and data center leases, are often executed prior to the final execution of contracts for equipment procurement and construction services, the actual costs to construct a project can be materially higher than those assumed in our revenue contract economics.
Owner-Furnished Equipment. For equipment that we procure directly, increased project costs can result from commodity price increases affecting solar modules, battery energy storage system components, high-voltage transformers, switchgear, inverters, steel, copper and other critical materials, as well as from change-of-law tariffs, logistics surcharges and manufacturing defects. Project schedule delays can also result from supply chain disruptions causing production delays at manufacturers, shipping and port congestion and importation disruptions, including disruptions arising from government policies related to
Foreign Entity of Concern, or FEOC, restrictions and other trade controls. Global supply chain constraints, tariffs, export controls and geopolitical factors may further limit the availability or increase the cost of these items in ways that we cannot fully predict or control.
Construction Services (EPC). Our EPC contracts for construction services are also frequently executed after revenue contracts have been set, exposing us to higher-than-anticipated pricing due to commodity price increases, EPC contractor scarcity for the relevant project region or construction timeframe, and labor scarcity, particularly for large-scale projects with accelerated construction schedules. The construction of large-scale data center campuses and power generation projects requires skilled workers across multiple trades, including high-voltage electrical, civil, mechanical and specialized data center
MEP disciplines, and there is significant competition for qualified labor in both the renewable energy and data center construction industries. The limited pool of EPC contractors capable of executing work at the power densities and scale required by modern AI workloads intensifies this constraint. More generally, limited supply of qualified EPC companies or available labor pools can lead to unfavorable commercial terms in our construction contracts, including reduced liquidated damages caps, more limited performance guarantees and other terms that increase our risk of cost overages. In addition, union and project labor agreement, or PLA, dynamics in certain of our project markets increase the risk of wage escalation and work stoppages, including strikes, which could further increase construction costs and cause project delays.
Impact of Delays. To the extent that any of the foregoing supply chain, labor, or EPC risks result in delays to project construction schedules, we may be exposed to liquidated damages obligations owed to our data center tenants or PPA offtakers, higher carrying costs on construction financing, and the loss of anticipated revenue during the delay period. While we attempt to mitigate these risks through fixed-price
EPC contracts, advance procurement and framework purchasing arrangements, we may not be able to fully pass through cost increases to our customers, particularly under long-term PPAs and data center leases with fixed or limited price escalation provisions and any sustained increase in labor, material, or construction costs could compress our margins and adversely affect our profitability.
Interest Rate Risk
We are exposed to interest rate risk primarily through our variable-rate indebtedness, the majority of which bears interest at SOFR plus an applicable margin. As of March 31, 2026, we had $2.5 billion of borrowings, net, from financial institutions. A substantial portion of these borrowings bears floating rates, while certain facilities, including the SE Borrower Term Loan and the IP Backlog Land Loan, bear fixed rates. We use interest rate swaps to manage a portion of this exposure and, as of March 31, 2026, had outstanding interest rate swaps with an aggregate notional amount of $2.1 billion. As of March 31, 2026, these swaps were recorded as a $6.8 million derivative asset and a $17.4 million derivative liability.
For illustrative purposes, based on the amount of variable-rate borrowings disclosed as outstanding at
March 31, 2026 and before giving effect to our outstanding interest rate swaps, a hypothetical 100 basis point increase or decrease in market interest rates would change annual cash interest expense by approximately $26.3 million. Because we have entered into significant interest rate swap arrangements, the actual impact of a 100 basis point change in interest rates on our results of operations and cash flows would be lower than this pre-hedge amount.
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss to us. We consider available reasonable and supportive forward-looking information including indicators like external credit rating (as far as available) and macro-economic information (such as regulatory changes, government directives, market interest rate, etc.). Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from related parties, advances to suppliers, accounts receivable and derivatives. We maintain our cash balances with major financial institutions that management believes have high credit quality. Cash deposits held in the United States are insured by the federal deposit insurance corporation (“FDIC”) for up to $0.3 million per account. As of March 31, 2026, our cash, cash equivalents and restricted cash balance amounted to $206.4 million, which was not fully insured by the
FDIC. Nonetheless, we believe that using major financial institutions with high credit ratings mitigates our credit risk sufficiently.
We are also exposed to counterparty credit risk associated with our derivative asset, which consists primarily of $6.8 million of interest rate swap arrangements as of March 31, 2026. These derivatives are subject to the risk of loss in the event that counterparties fail to perform under the terms of the contracts.
More than 49% of our derivative assets were concentrated with a single lender as of March 31, 2026. We enter into derivative contracts with counterparties that we believe to be credit worthy, and we monitor counterparty exposure on an ongoing basis.to manage the risk of counterparty default.
In addition, as of March 31, 2026, our largest advance to a supplier was approximately $34.1 million. We believe that the credit risk posed by such supplier concentration is offset by the creditworthiness of our supplier base. Customer concentration also contributes to credit exposure, as four customers each represented more than 10% of our total revenue (excluding swap settlements) during the three months ended March 31, 2026, and together represented approximately 70% of such revenue, including one customer that represented 25%. We perform ongoing credit evaluations of our counterparties, suppliers and customers. While we believe the credit quality of our counterparty base mitigates the risk of counterparty default, our customer concentration exposes us to the risk that the loss of, or a material adverse change in the financial condition or payment behavior of, any significant customer could have a material adverse effect on our revenue, results of operations and cash flows. See “Risk Factors—Risks
Related to Our Business and Operations—We depend on a limited number of customers, which subjects us to customer concentration risk, and we depend on their creditworthiness, the lack of which may impair our ability to close project financings.” Contracts classified as “normal” purchase or sale and non-
derivative contractual commitments are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform.

BUSINESS
Our Mission
To enable the new AI economy by developing, building and owning its critical physical infrastructure --
delivering gigawatt-scale data center and power capacity to hyperscaler customers with speed, reliability and cost discipline.
Our Company
We are unlocking the future of AI as a leading, integrated data center and power infrastructure company.
We develop, construct and plan to operate gigawatt-scale data center facilities and we develop, construct, own and operate power generation assets. Our vertically integrated, power-first model is purpose-built for the AI era. We believe this will enable the delivery of data center capacity with the scale, speed and reliability required to support our hyperscaler customers’ rapidly growing demand for compute. SoftBank and OpenAI are strategic investors and also customers at two of our data center campuses, helping anchor our business at the center of the AI economy.
AI is driving a generational shift in the global economy. Just as the electric power grid underwrote the modern industrial economy and the interstate highway system underwrote the consumer economy, we believe gigawatt-scale, power-integrated data centers will underwrite the AI economy. The scale of that shift is difficult to overstate: according to International Data Corporation (“IDC”), AI is projected to generate a cumulative global economic impact of $20 trillion by 2030. The compute required to train and operate the systems delivering that impact is growing at a pace without historical precedent, and every credible projection of AI progress – from model scale, to inference volume, to the emergence of autonomous agentic systems – depends on the deployment of physical infrastructure. Meeting that demand will require a rapid global build-out of data center capacity, which, according to the Altman Solon
Report, is expected to grow from 82 GW in 2025 to 274 GW by 2030, with approximately 40-45% of that growth coming from the United States. We are in the business of building that very infrastructure.
That ambition is matched by tangible scale today. Our business model is designed to generate three interrelated revenue streams: entering into long-term lease agreements and service level agreements with hyperscaler customers for our data center capacity, the sale of electricity and related products under fixed-price PPAs and other offtake agreements to utilities and corporations, and the design, engineering, construction management and operations management services to our businesses. Based on internal estimates and industry benchmarking, we believe we have one of the largest Data Center Contracted
Portfolio capacities among data center companies as of the date of this prospectus, with 8.8 GWs of critical IT capacity (GW-IT) in our portfolio, including 0.8 GW-IT of under-construction capacity, inclusive of our Cosmos Campus and Milam Buildings 1 and 2, and 8.0 GW-IT of capacity contracted, but not yet under construction, consisting of the 8.0 GW-IT PORTS Technology Campus, which we believe will be among the largest data center development sites in the world. Our near-term data center pipeline also includes campuses at Borden County, Texas among other sites, where we have secured land and are actively pursuing development and lease negotiations. No data center capacity is currently in operation.
Realization of the under construction and contracted capacity as revenue-generating assets is dependent upon, among other things, completion of construction, receipt of permits, successful interconnection, lease commencement, and tenant acceptance.
Across these 8.8 GW-IT of data center campuses with leases signed and our 5.5 GWs of power (GWac)
that is operating, under construction or contracted as of the date of this prospectus, we have more than
$420 billion of backlog. The weighted average remaining contract length (by capacity) for our power projects is 16.7 years and for our data center projects is 19.6 years, in each case as of the date of this prospectus. See the section titled “Management’s Discussion and Analysis of Financial Condition and
Results of Operations—Key Factors Affecting Our Business and Results of Operations” for a definition of backlog.

For the three months ended March 31, 2026, we generated total revenue of $44.1 million (including $27.4 million from contracts with customers, $3.2 million of realized change in fair value of power price swap derivatives, and $13.5 million of unrealized change in fair value of power price swap derivatives) and incurred a net loss attributable to SE Global Holdings, Inc. of $158.4 million (including a $122.1 million non-cash expense related to stock-based compensation). For the year ended December 31, 2025, we generated total revenue of $213.5 million (including $143.0 million from contracts with customers, $7.2 million of realized change in fair value of power price swap derivatives, and $63.3 million of unrealized change in fair value of power price swap derivatives) and incurred a net loss attributable to SE Global
Holdings, Inc. of $738.0 million (including a $674.1 million non-cash expense related to stock-based compensation). For the year ended December 31, 2024, we generated total revenue of $232.2 million
(including $100.6 million from contracts with customers, $12.4 million of realized change in fair value of power price swap derivatives, and $119.3 million of unrealized change in fair value of power price swap derivatives) and generated net income attributable to SE Global Holdings, Inc. of $106.1 million (including a $140.3 million non-cash expense related to stock-based compensation). As of March 31, 2026, our accumulated deficit was $752.6 million.
Our revenue to date has been generated entirely by our SP segment. Our DC segment has not generated revenue to date and is not expected to generate revenue until we achieve first phase revenue, which we expect to first occur under the first phase of Cosmos, subject to the completion of remaining construction activities and other conditions. There can be no assurance that Cosmos or any other project will be completed on the anticipated timeline or at all or that we will be able to generate first phase revenue on the anticipated timeline. We use the term “first phase revenue” to refer to the first revenue we expect to recognize from contractual rent payable under our data center leasing arrangements once the applicable rent commencement milestones are achieved. For the initial phase of the relevant project, milestones vary by project and lease and may be based on a specified commencement date, satisfaction of project-
specific readiness conditions, or the earlier of the two. We expect to first achieve first phase revenue upon the commencement of rent under the first phase of Cosmos, our first data center campus, located in
Travis County, Texas, with approximately 50 MW of critical IT capacity. In May 2026, we issued $999.0 million aggregate principal amount of 8.875% Senior Secured Notes due 2031 to finance the project, and one of our parent entities provided a completion guaranty for the benefit of the noteholders. The lease provides for a 15-year initial term with an affiliate of SoftBank as tenant, structured as a triple-net lease with 100% operating expense pass-through, rent based on a percentage return on total project cost with annual escalators and limited tenant termination rights. Rent commencement for the initial phase of the
Cosmos lease is structured to occur on the earlier of a specified date and the applicable phase of the facility achieving “Ready for Service” (or “RFS”) status, which requires, among other things, substantial completion of construction, satisfaction of tenant acceptance conditions, delivery of required certifications, and compliance with specified commissioning standards. We will not recognize any data center leasing revenue until rent commences and the applicable facility is made available for the tenant’s use. As of the date of this prospectus, our data center segment has not generated any revenue. We currently expect first phase revenue from Cosmos during the fourth quarter of 2026. The lease contains milestones and conditions precedent, including delivery of design documents, early access completion, substantial completion and final completion by specified deadlines. The remaining steps to achieve first phase revenue include completion of the Phase 1 build-out, tenant inspection, satisfaction of acceptance conditions and formal lease commencement. There can be no assurance that  Cosmos or any other project will be completed on the anticipated timeline or at all.
Our more than $420 billion of backlog reflects our customers' committed expenditures that we have not yet recognized as revenue, including revenue that has been billed but deferred and revenue that has been contracted but not yet billed. Backlog reflects only revenue under binding agreements and does not include revenue from merchant electricity sales or uncommitted future contract renewals. We believe this backlog will be realized as revenue based on the following factors: (i) our data center leases and PPAs are binding, long-term contracts with creditworthy counterparties (weighted average remaining contract length of 16.7 years for power and 19.6 years for data centers); (ii) our power projects have historically converted from construction to operations consistent with projected timelines; and (iii) our data center leases are structured as triple-net leases, which generally require the tenant to accept delivery upon completion of construction and to pay rent for the full term regardless of utilization. However, some programs comprising backlog are scheduled many years in the future, and the economic viability of contractual counterparties is not guaranteed over time. See “Risk Factors—Our backlog and our backlog-
associated capex are not necessarily indicative of our future revenue, profits or costs associated with the development and construction of our projects, and we may not fully realize the revenue estimated in our backlog or may exceed the costs estimated in our backlog-associated capex.”
Our business is led by a management team with deep, multi-decade experience across data center development, power infrastructure development and large-scale capital formation. We started our business in 2019 with a focus on power infrastructure led by a team of industry veterans. Since our founding, we have developed, financed and begun construction on 4.7 GWac of solar power and BESS projects. We have additionally focused on the development of data center infrastructure. To bolster our existing expertise, in 2025,we acquired and integrated Studio 151, a data center construction management and operations firm. Through that legacy organization, the leaders of our data center business have been developing and operating mission-critical facilities since 2008, collectively delivering
15 completed data center facilities to third parties. This experience combined with our power generation roots creates deep institutional expertise in developing, building and operating large-scale infrastructure assets. We have developed in and operate across multiple major U.S. power markets, including ERCOT,
CAISO and PJM, have 24 unique customers, and have executed 37 distinct project financings. This depth of experience is what enables us to navigate the federal, state and local relationships that increasingly determine which data center and power projects actually get delivered. Our partnerships with SoftBank and OpenAI further provide us with valuable insight into, and access to, the forefront of the AI ecosystem.
We believe our combination of data center development pedigree, power market expertise and integrated execution capability – together with our partnerships across the AI ecosystem – position us to seek to deliver a speed-to-compute advantage and pursue attractive returns on invested capital over time.
The following table summarizes the current status of our material data center projects under development or construction as of the date of this prospectus. The completion of these projects on the anticipated timelines, and the commencement of related lease revenue, are subject to significant risks. See “Risk
Factors—Risks Related to Our Business and Operations” and “Risk Factors—Risks Related to Our
Indebtedness and Liquidity.”

	Cosmos	Milam County Bldg 1	Milam County Bldg 2	PORTS Technology Campus (Phase 1)	PORTS Technology Campus (Phase 2)	Borden County
Location ..............................	Travis County, TX	Milam County, TX	Milam County, TX	Pike County, OH	Pike County, OH	Borden County, TX
Critical IT Capacity ...........	~50 MW-IT	~308 MW-IT	~445 MW-IT
Tenant ..................................	SoftBank affiliate	OpenAI affiliate	OpenAI affiliate
Lease Status ......................	Executed (Nov. 2025)	Executed (Jan. 2026)	Executed (Jan. 2026)
NTP / Construction Start	March 2026	April 2026	April 2026
Interconnection .................	Utility and ISO secured	Utility and ISO secured	Utility and ISO secured
Key Permits ........................	Obtained; no material delays as of the date of this prospectus	Obtained; no material delays as of the date of this prospectus	Obtained; no material delays as of the date of this prospectus
Construction Financing ..	$999M Senior Secured Notes (May 2026)	In active discussions; not yet closed	In active discussions; not yet closed
Completion Guarantor ....	Energy Global (for noteholders)	Energy Global (for tenant)	Energy Global (for tenant)
Target RFS ..........................	2026-2027	2027-2028	2028
Construction Status .........	Under construction	Under construction	Under construction

Financial Impact of Delays
Delays in permitting, interconnection, or construction at any of our material projects can result in material financial consequences. Our data center leases provide for delay liquidated damages, or in some cases rent abatement, for delays beyond the contractual guaranteed delivery date, in some cases subject to caps. It is not possible to ascertain our aggregate maximum exposure under delay damages, as some liquidated damages provisions are uncapped. In addition, delays would result in increased interest carry on our construction-period financing — as of March 31, 2026, we had approximately $2.6 billion of construction in progress on our balance sheet — as well as deferred revenue recognition and potential loss of tax credit eligibility under safe-harbor or placed-in-service deadlines. Any financial impact of delays at our projects under construction may be mitigated by delay liquidated damages owed to us by our construction contractors as a result of such delays. See “Risk Factors— Risks Related to Our Business and Operations.”
In addition, delays in achieving first phase revenue would defer the commencement of our data center leasing revenue and could have a material adverse effect on our financial condition, liquidity and results of operations. Until we achieve first phase revenue, we will continue to incur construction costs, interest expense on the $999.0 million Senior Secured Notes and other project-level indebtedness, and operating expenses without offsetting data center revenue. Delays in permitting, interconnection or construction can result in material financial consequences, including liquidated damages payable to offtake counterparties under our leases (or, in some cases, rent abatement) for delay beyond the contractual guaranteed delivery date, in some cases subject to caps, increased interest carry costs on construction-period financing, deferred revenue recognition, and potential loss of tax credit eligibility under safe-harbor or placed-in-service deadlines. In addition, certain of our data center leases contain buy-out options that may become exercisable if applicable RFS conditions are not satisfied within specified periods of at least one year after target dates. If we are unable to meet the lease milestones and conditions precedent, the tenant may be entitled to remedies including liquidated damages, rent credits, self-help rights, buy-out rights or repayment of amounts advanced to us. These remedies could reduce or eliminate expected revenue from the lease, require significant cash payments, impair our project financing arrangements and materially and adversely affect our financial position and liquidity. See “Risk Factors—Risks Related to
Our Business and Operations” and “Management’s Discussion and Analysis of Financial Condition and
Results of Operations” for additional discussion.
Delays in achieving RFS for a project could defer the commencement of lease revenue from that project and extend the period during which we are incurring construction costs without offsetting cash flows. For
Cosmos, rent commencement for each phase is structured to occur on the earlier of a specified outside date or the date the applicable phase achieves RFS, so rent is scheduled to begin by the applicable outside date even if RFS is delayed, subject to extension for force majeure and tenant-caused delays.
Under our data center leases, we are subject to specified construction milestones and deadlines. If we fail to meet these requirements, the tenant may be entitled to remedies including liquidated damages, rent credits, self-help rights, buy-out rights, or repayment of amounts advanced to us. In the case of the
Cosmos project, delays could also trigger obligations under the Energy Global completion guaranty or impair our ability to service the $999.0 million Senior Secured Notes. For the Milam County leases, the tenant holds a buy-out option that may become exercisable if applicable RFS conditions are not satisfied within specified periods after target dates, and exercise of such option could result in a transfer of project assets at a price materially below long-term ownership value. Our liquidity during the construction period is dependent on timely achievement of these milestones and access to project-level and corporate financing; material delays at multiple projects simultaneously could require additional equity contributions or result in covenant defaults under our existing financing arrangements. See “Risk Factors—Risks
Related to Our Business and Operations” and “Risk Factors—Risks Related to Our Indebtedness.”
Completion and Performance Guarantees
Certain of our project-level commercial and financing arrangements require us to provide completion guarantees and performance guarantees. With respect to Cosmos, Energy Global, our indirect parent entity, has provided a completion guaranty for the benefit of the holders of the $999.0 million Senior
Secured Notes due 2031. Completion guarantees typically require the project to achieve mechanical completion and commercial operation by a specified date, with exposure limited primarily to construction debt and tax equity bridge loans. It is difficult to ascertain the maximum financial exposure under our completion and performance guarantees, as the costs to remedy — either through capital expenditures to complete a project or costs to cure underperformance in the open market — are theoretically uncapped.
For a description of our material completion and performance guarantees and the associated risks, see
“Description of Certain Indebtedness” and “Risk Factors—Risks Related to Our Business and
Operations.”
A New Era of Data Center Infrastructure
Our business is built to serve the next generation of data centers and supply the power these data centers will require. Demand for compute is undergoing a generational reordering as AI workloads layer on top of enterprise IT and cloud to drive unprecedented capacity growth. As of year-end 2025 according to the Altman Solon Report, there were approximately 82 GW of data center capacity globally with demand projected to increase to 274 GW by 2030, implying a net demand increase of 192 GW, largely driven by AI demand. This build-out will not resemble the data centers of yesteryear: modern GPU clusters require higher rack densities, innovative cooling techniques and campuses orders of magnitude larger than legacy sites. We believe the incumbent development model, shaped over three decades around enterprise IT and cloud virtualization, was engineered for a fundamentally different workload that oriented around kilowatts per rack, modestly sized facilities near urban centers, and incremental capacity expansion. The incumbent development model is not structurally suited to deliver what AI now requires due to the following shortcomings:
•Real estate first, power later – Power was historically secured after land acquisition and design were complete.
•Fragmented value chain – Responsibility was distributed across utilities, developers, landlords and operators, creating coordination risk, slower execution and limited accountability for delivering an integrated solution.
•Sub-scale design and execution – Facilities were engineered to be built and expanded incrementally on the megawatt scale over multi-year delivery cycles, an approach misaligned with the gigawatt-scale capacity and compressed timelines that hyperscale AI workloads demand.
•Limited stakeholder engagement – Legacy projects were smaller and pursued with limited early coordination with utilities, regulators and local communities – an approach no longer viable given the size, visibility and grid impact of modern AI infrastructure.
•Extended execution timelines – Development and construction timelines were optimized for steady, predictable cloud demand, with multi-year delivery cycles that are not compatible with the compressed timelines of current AI-driven capacity requirements.
Our Solutions for the AI Infrastructure Build-out
Meeting hyperscale AI demand requires a fundamental departure from the incumbent real estate development approach and a reordering of the sequence in which physical infrastructure is built. We have engineered our integrated business model for that reality, integrating power origination, grid interconnection, data center construction and data center operations within a single, scalable model that we believe will deliver faster execution at large scale. This integration is the foundation of the structural advantages that we believe differentiate us in the market:
•Power-first development – In a market where power availability is the binding constraint on data center delivery and the principal bottleneck for our customers, we invert the traditional development sequence by establishing scalable, reliable and cost-effective power delivery capabilities and then securing site control and committing to design. We work simultaneously across grid analysis,

interconnection strategy, power supply and high-voltage equipment procurement at the earliest stages of development, drawing on existing relationships and execution experience to compress timelines and provide customers with greater certainty around delivery, cost and reliability. Where appropriate, we pair sites with on-site generation to provide reliable energy supply and lock in long-term, cost-
effective electricity, improving operating-cost visibility for our customers over the lease term.
•Vertically integrated business model – Our vertical integration provides a structural advantage: We centralize capabilities that other companies typically source separately, including site identification, interconnection, on-site generation, design, construction management and operations of the data center and the power infrastructure that serves it. This single point of accountability allows us to control the interfaces that drive schedule, cost and reliability – the same interfaces that fragment in the legacy model and create execution risk. It also lets us engage utilities, regulators, and host communities through one coordinated voice, and to pair large-scale data center deployments with incremental power generation in a way that supports rate affordability and community alignment.
•Deep relationships across the development ecosystem – We have deep-rooted relationships with utilities, Regional Transmission Organizations (“RTOs”), Independent System Operators (“ISOs”), and
federal, state and local agencies, built through years of engagement and a development approach designed to align large-scale data center and power infrastructure deployment with grid reliability and community priorities. Our operating experience in the CAISO and ERCOT power markets, together with our ongoing development activities and utility and stakeholder engagement in PJM, MISO and
WECC helps us navigate interconnection and infrastructure planning more efficiently, improving schedule certainty for multi-phase campuses. We also invest meaningfully in the communities that host our facilities and maintain constructive relationships with local leaders, which is increasingly important amid heightened public scrutiny of large data center developments and concerns about potential retail electricity price impacts.
•Gigawatt scale – We have what we believe to be one of the largest data center portfolio capacities among data center companies today. As of the date of this prospectus, we have 8.8 GW-IT of total data center capacity contracted, of which 0.8 GW-IT is under-construction capacity and 8.0 GW-IT is contracted. No data center capacity is currently in operation. Based on internal estimates and industry benchmarking, we believe we are developing four of the seven largest data center sites by IT capacity in the United States today. Scale of this magnitude reshapes execution: It enables standardized delivery across campuses, more efficient construction sequencing, and meaningful procurement leverage for the long lead electrical and mechanical equipment that increasingly governs project timelines. It also deepens our engagement with suppliers, utilities and equipment manufacturers, supporting more predictable execution across multi-year build programs. But scale is also a customer requirement, not just an operating advantage. The frontier AI models of the next decade, and the inference demand emerging from agentic AI and broader enterprise adoption, may not be able to be trained or served from sub-scale facilities. Our customers demand mega-sites, and we are among the few data center providers positioned to deliver them.
•Speed to compute – Time-to-energization has become the defining variable in data center development. According to the Altman Solon Report, standard grid interconnection timelines for hyperscale-size deployments (50 MW+) in 2026 2025 have stretched to approximately five to seven years in Northern Virginia and approximately three years in Texas. Our 8.8 GW-IT portfolio of data center capacity contracted, of which 0.8 GW-IT is under construction and 8.0 GW-IT is contracted, along with an incremental pipeline of submitted interconnection applications across carefully selected locations, gives customers earlier visibility and substantially higher confidence in energization dates than the market can otherwise offer. Where grid timelines remain binding, we aim to complement interconnection with on-site generation to keep delivery schedules on track and bring capacity online ahead of what conventional development paths would allow. Our work alongside SoftBank and
OpenAI further sharpens this advantage, keeping us at the leading edge of data center design, construction and operating practice as the technology stack evolves.

•Alignment with U.S. AI and energy security objectives – We operate at the intersection of AI infrastructure, grid reliability and new generation build-out – three areas of growing strategic importance for the United States. Our combination of speed to power, gigawatt-scale execution and sensitivity to retail electricity, transmission and distribution price impacts aligns directly with national priorities around energy security and AI competitiveness. This alignment is further illustrated by our
PORTS Technology Campus, which is expected to be powered by approximately 9.2 GW of gas-fired generation facilities whose development and funding is being pursued under the United States–Japan
Global Strategic Partnership for Economic Security and Infrastructure. We are not a party to any agreement relating to the U.S. and Japan Strategic Partnership and do not expect to receive any funding directly under the partnership or to own or operate such generation facilities. See "Risk
Factors—Risks Related to Government Incentives and Tax Matters—The PORTS Technology
Campus depends in part on funding commitments from the U.S. federal government and Japanese institutional participants that are subject to political and budgetary processes and other conditions, and there can be no assurance that such funding will be provided on the anticipated timeline, in the anticipated amounts, or at all."
•Demonstrated access to large-scale project capital – As part of building our infrastructure platform, we have established deep and repeat relationships with a broad base of institutional lenders and investors. Since inception through the date of this prospectus, we had raised approximately $19 billion in project capital, including over $15 billion in project debt and nearly $4 billion in tax equity financing.
•Experienced, execution focused team – Our platform is managed by an experienced leadership team, with an average of 23 years of industry experience and further supported by an organization that includes approximately 300 professionals spanning development, financing, construction management, operations and asset management. The depth of our in-house capability allows us to manage complex, multi-phase programs with tight coordination across utilities, regulators, community partners, customers and vendors. As we scale, our team’s integrated expertise across data center and power infrastructure supports repeatable execution and disciplined growth.The PORTS campus is designed to comprise 18 data center buildings, each at approximately 442 MW of gross power capacity, divided into four discrete construction projects delivered in a phased sequence. Power will be delivered in tranches with concurrent construction activities managed across all projects simultaneously. The scale of this development, encompassing 8.0 GW-IT of data center capacity supported by approximately 10 GW of gross power load, represents one of the largest single-site infrastructure construction programs in the United States.
The PORTS project site is located proximate to the second largest natural gas-producing region in the world. Major natural gas pipelines, including the Tennessee Gas Pipeline (12.4 Bcf/day), Texas Eastern
Transmission (12.1 Bcf/day), and Columbia Gas Transmission (9.7 Bcf/day), transport gas to within approximately 25 miles of the PORTS site, and we believe limited new pipeline construction would be required to supply the site. Subject to the risks and uncertainties described under “Risk Factors,” we believe the site's confluence of seven major high-voltage transmission lines, proximity to abundant natural gas supply, and availability of existing infrastructure from the former Department of Energy facility provide structural advantages for large-scale data center and power infrastructure deployment.
Our Portfolio
Our Place in the Data Center Value Chain
Our vertically integrated business is designed to deliver the full physical foundation on which modern AI compute runs – land, power, fiber, water, building shells and the critical internal systems that bring them together, including mechanical, electrical and plumbing (“MEP”) systems, power distribution and cooling.
Customers bring their own racks and semiconductors for compute; we deliver everything required to power, house and operate them. By design, our core turnkey scope today ends at the rack; we do not currently offer compute-as-a-service, although we may decide to in the future. This preserves customer flexibility over the hardware and compute architecture inside our facilities while giving them a single counterparty for the infrastructure that surrounds it.
Our integrated capabilities are designed to allow us to engage customers at multiple points along the data center value chain, from delivering powered land, to constructing building shells, to providing full turnkey data centers. Today, we concentrate our capital and execution on turnkey delivery: the model we believe will best leverage the full breadth of our integrated business and generates the most attractive returns at scale. The breadth of our capability set, however, gives us the flexibility to meet customers where their own development preferences sit, and to evolve our delivery model as the market and our customers’
needs evolve.
Our Data Center & Power Portfolio
Our data center sites are located primarily in the PJM and ERCOT transmission regions, two of the largest data center markets and among the most competitive and liquid power markets in the United
States. As of the date of this prospectus, our portfolio of data center capacity is comprised of: (i) 0.8 GW-
IT of under-construction capacity and (ii) an incremental 8.0 GW-IT of contracted capacity that is not yet under construction. We are also pursuing multiple GWs of incremental development pipeline, consisting of additional sites where we have filed for load interconnection and are pursuing land control, interconnection approvals, permitting, commercial contracting among other development activities. Our near-term data center pipeline includes a campus at Borden County, Texas, as well as additional sites at varying stages of development. We have secured land and filed load interconnection requests at these sites and are pursuing lease negotiations with prospective tenants. These pipeline sites are at earlier stages of development than our contracted portfolio and are not yet included in our Data Center

Contracted Portfolio or in the calculation of our backlog. There can be no assurance that definitive lease agreements will be executed at any of these pipeline sites on the terms currently anticipated, or at all.
Alongside our data center portfolio, we also develop, construct, own and operate utility-scale power generation and BESS. Our activities span the full project lifecycle, from greenfield development through construction and long-term operations. Our operating power generation and BESS assets are located primarily in the CAISO and ERCOT markets, and we are developing additional projects in the Western
Electricity Coordinating Council (“WECC”), MISO and other U.S. markets. The portfolio includes standalone assets that sell power under long-term PPAs and other offtake arrangements and capacity that is purpose-built to provide power to our own data centers. As of March 31, 2026, our operating power generation portfolio consisted of approximately 2.2 GW of solar power and BESS projects, with an additional approximately 2.5 GW of solar power and BESS projects in construction. As of the date of this prospectus, we also have additional contracted capacity of 0.8 GW of solar power and BESS projects that are not yet under construction. We are also pursuing multiple GWs of incremental pipeline capacity consisting of projects at earlier stages of development where we have filed for generator interconnection.
We are pursuing site control, interconnection approval, permitting, offtake negotiation, financing and other development milestones at these various projects.
Together, these two interrelated portfolios are the operating expression of our power-first model: data center capacity sited where power can actually be delivered, and a generation business engineered to ensure it is.
Capacity Utilization
The following table sets forth capacity utilization metrics for our operating standalone power generation portfolio for the periods indicated:

Asset / Region	Capacity (MWac)	Capacity Factor (2025) (1)	Availability Factor (2025) (2)
Solar (ERCOT) ............................................................................	~1,692	25.8%	96.1%
Solar (CAISO) .............................................................................	~450	32.1%	98.9%
Total .........................................................................................	~2,142	27.2%	96.7%

(1)“Capacity factor” represents actual energy delivered as a percentage of theoretical maximum output.
(2)“Availability factor” takes into account site outages and AC equipment availability (inverters, block, circuits and substations).
(3)Material deviations between nameplate capacity and actual utilization are primarily attributable to: (i) the intermittent nature of solar generation (solar assets generate only during daylight hours and are affected by weather and seasonal irradiance); (ii) curtailment ordered by grid operators during periods of transmission congestion or negative pricing; and (iii) scheduled and unscheduled maintenance downtime.
At the portfolio-level capacity factor of 27.2% for the year ended December 31, 2025, our approximately
2,142 MWac operating portfolio generated approximately 5,097 GWh of electricity during the period. For the three months ended March 31, 2026, the portfolio generated approximately 999 GWh, reflecting a capacity factor consistent with seasonal irradiance patterns in the first quarter. Year-over-year increases in total generation have been primarily driven by the addition of new projects achieving commercial operations (including the Orion I, II, and III projects, which contributed a full twelve months of generation in 2025 compared to a partial year in 2024) rather than material changes in capacity factor at existing facilities. For additional quantitative discussion of the relationship between generation volumes, average realized pricing and energy revenue for each period covered by our financial statements, see
“Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of
Operations.”
Our Market Opportunity
The Structural Shift in Data Center Demand
Data center demand is undergoing a generational reordering, as AI workloads build on legacy enterprise
IT and cloud to drive capacity growth. According to the U.S. Census Bureau, only 18% of  surveyed businesses had adopted AI at the end of 2025, indicating today’s demand is simply scratching the surface of the AI opportunity set, with the vast majority of enterprise workloads, industry verticals and consumer use cases yet to be meaningfully penetrated by AI-enabled infrastructure. A 2025 independent third-party survey conducted by Altman Solon as summarized in the Altman Solon Report revealed that 98% of companies surveyed are planning to adopt at least one GenAI tool in the future, pointing to a near-
ubiquitous adoption. We believe AI compute demands will further expand as users increase adoption and existing users ramp usage – creating a multiplier effect for underlying data center demand and therefore investment by the hyperscalers. The five largest hyperscalers spent approximately $383 billion in capital expenditures in 2025 and, based on publicly available research estimates derived from company disclosures and equity research as of May 2026, are projected to spend approximately $768 billion in
2026 and approximately $1,125 billion in 2027, as access to AI-enabled digital infrastructure is increasingly mission critical.
The data center industry evolved around enterprise IT and cloud, but that model is increasingly shifting towards AI-driven demand for campuses on compressed timelines. Hyperscaler capital is being deployed against two distinct but related AI workloads. AI training involves the computationally intensive process of developing foundation models by iterating across massive datasets, requiring tightly coupled clusters of tens of thousands of accelerators operating in synchrony over weeks or months. AI inference, by contrast, is the production deployment of trained models to serve end-user queries in real time, requiring lower latency, broader geographic distribution and continuous availability. Inference demand, as estimated by in the Altman Solon Report, will grow to represent approximately 40% of total global data center demand by
2030, becoming the largest workload deployed by capacity along with cloud workloads, driven by increased AI adoption, usage, and complexity of the queries, including the rise of agentic AI.  Both AI workloads require specialized hardware and up to ~10x or more the power of traditional data centers. This step-change in power requirement is driving demand for larger, denser facilities and campuses, bespoke mechanical and electrical designs, advanced cooling techniques and gigawatt-scale site planning that is a material step up from legacy data center footprint demands.
The Agentic AI Inflection
The industry is entering the era of agentic AI, transforming AI from an episodic tool into a persistent, autonomous layer embedded across users and enterprises. This agentic layer executes complex and multi-step tasks continuously thereby consuming 10 to 100 times more compute than a single chatbot query, which means inference demand and the power and data center capacity required to serve it, is set to grow by orders of magnitude. Unlike conventional generative AI, which is invoked episodically by a human prompt, agentic systems run persistently, chain together many model calls per task, and operate continuously in the background of business processes. We expect agentic AI to be embedded across organizations of all sizes and across substantially every industry vertical, from customer support and software engineering to financial analysis, healthcare administration and scientific research. As agentic adoption scales, inference will become the dominant share of AI compute consumption, a transition already acknowledged by leading hyperscalers and accelerator vendors. We believe that, even in a scenario where the pace of frontier model training were to moderate, the secular growth of inference workloads driven by agentic deployment will continue to drive and potentially even accelerate long-term demand for high-density, power-dense data center capacity.

Additionally, agentic AI exhibits a self-reinforcing dynamic: As agents are deployed, they generate proprietary interaction data and task outcomes that are used to fine-tune and improve subsequent model generations. This in turn drives broader and deeper enterprise adoption, a virtuous cycle that compounds both training and inference workloads over time and requires significant addition of data center and power capacity. According to Rystad Energy, a simple chat query uses roughly 0.3 watt-hours, a reasoning model uses  5 to 20 times more, while an agentic workflow that calls multiple tools and iterates on its own output can use 50 to 100 times more.
Power as the Binding Constraint
Power has emerged as the defining bottleneck of the AI infrastructure build-out – and the basis on which we expect the next generation of data center developers will be differentiated. The data center infrastructure required for large-scale Generative AI training differs materially from traditional enterprise data center deployments. According to the Altman Solon Report, modern graphics processing unit
(“GPU”) clusters are characterized by significantly higher rack power densities (often 50+ kW/rack), advanced liquid-cooling architectures, and substantially larger power requirements, with leading AI training campuses increasingly designed to support hundreds of MW of power capacity at a single site.
Even as GPUs become more efficient, the power needed to train ever-more capable frontier models, a proliferation of specialized models and support accelerating AI adoption is outpacing those gains, further straining an already constrained grid. According to BloombergNEF, data center power demand in the
United States is expected to grow at a 16.8% CAGR over the next 5 years and will account for 8.6% of
United States power demand by 2030. Aggregate power demand from the AI build-out continues to compound, even as individual silicon becomes more efficient, which has led to longer interconnection timelines, delays and higher all-in costs as customers seek gigawatt-scale capacity. This dynamic has produced acute bottlenecks across the value chain: from extended utility interconnection queues to multi-
year delays in procuring long-lead electrical equipment such as high-voltage transformers and switchgear facing extended delivery windows. Power, rather than land or fiber, has become a binding constraint on the pace at which AI infrastructure can be brought online. According to the Altman Solon Report, the primary differentiation parameters for AI infrastructure are scale and time to power::
In response to these constraints, an increasing number of utilities, regulators, and local jurisdictions are moving toward frameworks that require new large-load data center capacity to be matched with incremental, dedicated generation rather than drawing from existing grid headroom. This shift reflects a recognition that the pace of AI-driven load growth cannot be sustainably absorbed by legacy grid infrastructure alone, and that bringing gigawatt-scale data center capacity online without accompanying generation risks reliability, affordability and community impact. As a result, the ability to co-develop or contract for dedicated power generation alongside data center capacity is becoming a structural prerequisite for participating in the next phase of large-scale build-out.
Rapid growth in power demand driven by data centers, manufacturing and electrification, combined with the expected retirement of approximately 66 GW of legacy and aging fossil generation capacity is expected to result in a total power generation capacity shortfall of approximately 98 GW by 2035. These trends support the need for significant new power capacity additions. According to BloombergNEF, an additional 71 GW of new generation capacity in the United States are required through 2035 to meet worldwide data center demand alone.
With a primary consideration for data center development being the availability of reliable and reasonably-
priced power, we believe our access to grid interconnected sites and co-located power capabilities present a meaningful competitive advantage from a speed-to-power and cost-of-power perspective. In addition to expediting delivery timelines, earlier integration of power procurement and grid strategy can reduce the all-in cost of compute, meaningfully improving our customers’ unit economics. We believe our integrated business model is well positioned to address this critical bottleneck. Additionally, the ability to match new power generation and transmission to new data center load is important for our community relationships: financing and building new generation and transmission helps prevent significant increases in retail electricity prices from new loads affecting our neighboring communities.
Cost Per Token as the Competitive Battleground
We believe the economics of agentic AI at enterprise scale will be won on cost per token, placing data center design, power sourcing and operating efficiency at the heart of industry competitiveness. Agentic
AI is both power-intensive and cost-intensive at the workload level, and we believe that its proliferation will drive token consumption to levels orders of magnitude above current run-rates. Just as cloud computing was won on cost per compute hour, the AI era will be won on cost per unit of intelligence delivered.
Critically, compressing the cost per token is not a zero-sum dynamic for infrastructure demand, it is the mechanism by which the addressable market expands. As the all-in cost of serving a token falls through a combination of hardware efficiency gains, model optimization, and more efficient power and data center design, workloads that were previously uneconomic become viable, enterprise adoption deepens and entirely new categories of agentic applications emerge. Each step-change in efficiency historically has been met with a more-than-offsetting expansion in compute consumption, and we expect agentic AI to amplify this dynamic given its 100x-1,000x compute intensity per task relative to conventional generative
AI.
For model providers, application developers and end customers to sustain the unit economics required to deploy agentic systems at enterprise scale, the cost per token served must continue to stay optimized on a sustained, multi-year trajectory. This places the economics of inference infrastructure, and by extension, the design, power sourcing and operating efficiency of the underlying data center, at the center of industry competitiveness and differentiation. We believe that data center developers that can deliver power-
efficient, purpose-built capacity at scale will be best positioned to participate in this expanding market, particularly as hyperscalers deploy large capital investments with an eye on capital efficiency and on selecting long-term partners in their infrastructure providers.
Our Vertically Integrated Approach
Our vertically integrated approach is designed to directly address the bottlenecks that increasingly determine which projects get delivered and produces several distinct competitive advantages:
•Virtuous cycle of development – Our power generation development activity gives us a head start in identifying sites for building large power and data center infrastructure and provides invaluable data and insight on local grid dynamics. This foothold has allowed us to expedite data center development adjacent to our existing power sites. The data center development will in turn create new load that we can help to satisfy with additional power assets. We believe this flywheel effect can create a virtuous cycle as we continue to expand both our power and data center footprints at these sites.

•One-stop-shop for generation and load – As mandates increasingly require new data center load to be matched with new generation, our internal expertise to interact with utilities and regulatory authorities and our ability to deliver both as a single counterparty is a meaningful differentiator. We can resolve issues with utilities and authorities more effectively than developers who must coordinate across multiple parties with conflicting incentives.
•Designed to support local grids and communities – By co-locating power generation with our planned data center campuses, we believe we can support grid reliability and limit upward pressure on retail electricity rates. We engage with local communities earlier and more substantively than single-discipline developers, building the long-term relationships that large-scale infrastructure requires.
•Cost certainty for our customers – On-site power enables our customers to lock in long-term, predictable power costs for the duration of their lease, insulating their unit economics from fluctuating utility rates. This cost stability becomes increasingly valuable to customers planning multi-year capacity commitments. It also creates incremental investment opportunities for us.
•Flexible power design – Our development approach is designed to enable a range of generation modalities, from grid-connected, behind-the-meter, renewable, traditional and bridge solutions.
•Tight execution – Our structure enables close coordination across sourcing, development, construction and operations than is achievable across separate counterparties. With each deal cycle, our handoffs sharpen and our execution speed accelerates.
Our Execution Model
Delivering gigawatt-scale data center and power infrastructure on the timelines AI demands requires an execution model engineered for the constraints of this build-out, not adapted from the playbooks of prior cycles. Our integrated business is organized around three integrated phases of the project lifecycle: (i)
Development, including site origination, grid and interconnection strategy, permitting and community engagement, commercial contract negotiation, design engineering, equipment procurement, and project financing; (ii) Construction, including EPC management and commissioning; and (iii) Operations, including performance under long-term customer contracts and ongoing asset management. Each phase is designed to compound the advantages of the one before it, translating the structural benefits of our integrated business into delivered GWs.
Development
Our development process is milestone-driven. Significant capital commitments are qualified against measurable progress across land control, interconnection, permitting, customer offtake, equipment availability and financing milestones, which gate spend behind de-risking events rather than calendar dates. This discipline preserves optionality across a capital-intensive portfolio and ensures capital is deployed against projects with demonstrated commercial visibility, minimizing speculative outlays.
We originate and advance projects using advanced transmission capacity analyses and grid modeling to identify locations with robust transmission infrastructure and scalable power deliverability. We focus on sites that can support campus-scale data center and power deployments without straining grid stability or placing upward pressure on retail electricity rates – a discipline that is increasingly central to securing interconnection and community support for projects of this scale.
As of                   , 2026, a majority of our sites are designed to be grid-connected for their primary power supply, with co-located generation deployed where it accelerates energization, lowers all-in power cost, or strengthens reliability for the customer. The selection between grid-only, hybrid, behind-the-meter and bridge configurations is made on a site-by-site basis, informed by interconnection queue position, customer load profile and the regulatory and offtake environment in the host market. We believe this site-
specific calibration is what allows our power-first model to translate into differentiated speed to compute in practice, rather than as a slogan.

The same flexibility shapes our approach to data center design, which is engineered to serve both ends of the AI workload spectrum. For customers training frontier models and others with high-density requirements, our designs allow for the deployment of proprietary designs with greater rack density than certain competing configurations, enabling more compute capacity within a given footprint and improving infrastructure efficiency per unit of delivered compute. For customers operating inference workloads with more frequent and variable refresh cycles, our building and MEP architecture is designed to adapt as hardware generations, cooling requirements and use cases evolve. This dual-mode design capability lets us serve the full breadth of hyperscaler workloads from a single integrated business.
Long-lead equipment has become one of the defining constraints of the AI build-out, with delivery windows for high-voltage transformers, switchgear and gas turbines now extending multiple years. We procure early, at portfolio scale and across multiple suppliers, and we structure vendor relationships that we believe will allow equipment to be reallocated across sites as customer specifications and phasing evolve. We believe this portfolio-level procurement posture, only available to developers operating at our scale, will allow us to convert a market-wide bottleneck into a relative execution advantage.
We fund this development effort through a mature finance function with a track record of raising large-
scale project capital. Since inception through the date of this prospectus, we have raised project capital of more than $19 billion, including approximately $15 billion in project debt and nearly $4 billion of tax equity financing. Most recently, in April 2026 we issued a $999 million high-yield bond to finance our Cosmos research and development center, demonstrating capital markets access for stand-alone digital infrastructure assets at scale. We finance primarily through project-level structures matched to milestone risk and with limited recourse to the parent, and we have historically maintained relatively low leverage while retaining 100% ownership of our projects. We have long-standing relationships with a broad group of leading banks and capital providers, in addition to institutional relationships that our equity investors hold, to support capital structure flexibility as we fund interconnection, long-lead equipment procurement and construction across our portfolio.
Construction
We have delivered 100% of our power generation projects on or ahead of contracted PPA schedules – a track record that reflects the construction discipline we bring to every site. Our construction organization leads construction management, vendor selection, contract administration and on-site oversight across both data center and power infrastructure. To compress mega-scale schedules and manage regional labor constraints, we partner with multiple leading EPC providers, including Turner, DPR, Kiewit and
SOLV Energy, and assign them across phases of the same site to parallelize delivery. For our power generation projects, we typically segment construction scope across multiple turnkey EPC contracts for each site, with separate agreements covering (i) photovoltaic solar and battery energy storage system installation, (ii) high-voltage switchyard and interconnection facilities, and (iii) where applicable, dedicated
BESS balance-of-plant work.
For example, our Pelicans Jaw project, a 440 MWac solar and 239 MW battery energy storage facility in
Kern County, California, achieved energization within approximately 17 months from notice to proceed, demonstrating the execution timelines our integrated business is designed to deliver. As used in this prospectus, “notice to proceed” or “NTP” refers to the formal authorization from us, as the project owner, to the applicable EPC contractor to commence full construction activities on a project. An NTP is typically issued after the execution of project-level financing arrangements, receipt of key permits and interconnection approvals, and satisfaction of other conditions precedent specified in the applicable construction contract. The issuance of NTP represents a significant project milestone because it triggers binding contractor mobilization costs and equipment procurement commitments, commits us to material construction expenditures, and starts the clock on guaranteed completion dates under our project-level financing and lease arrangements. ) The Pelicans Jaw project has a 15-year fixed-price PPA with an investment-grade community choice aggregator and is expected to qualify for a 50% ITC through the energy community and domestic content adders, and the project is targeting a commercial operation date in September 2026. Our Libra project, a 700 MWac solar and 700 MW battery energy storage facility in

Nevada, has a 25-year fixed-price PPA with an investment-grade utility offtaker, with no basis risk and no shape risk, and qualified for a 50% ITC through the energy community and domestic content adders.
This segmented approach allows us to select best-in-class contractors for each technical discipline while preserving schedule flexibility and competitive pricing tension. Our principal EPC counterparties for power infrastructure include SOLV Energy, Blattner Energy, Dashiell Corporation, CSI Electrical Contractors and
Rosendin Electric, each engaged on a project-by-project basis depending on technology, geography and labor availability. Each EPC contract is structured on a turnkey, fixed-scope basis, with the contractor assuming full responsibility for engineering, design, procurement, construction, installation, commissioning and testing of the applicable project segment.
Key commercial protections we typically negotiate include: guaranteed milestone dates for mechanical completion, substantial completion and final acceptance, with delay liquidated damages accruing daily for any failure to achieve a guaranteed milestone by its guaranteed date; capacity liquidated damages if the project fails to achieve a guaranteed capacity ratio upon testing; comprehensive workmanship and defect warranties covering a warranty period of two to three years following substantial completion, with extensions of up to one additional year for repairs performed during the warranty period (subject to an overall cap of three years from substantial completion); serial defect and recurring defect provisions requiring root-cause analysis and replacement of affected equipment classes; and parent company guarantees from the EPC contractor's parent entity to backstop performance obligations.
These terms are designed to provide bankable construction risk allocation that supports project-level debt and tax equity financing. In 2025, we expanded our in-house data center capabilities through the acquisition of Studio 151, a data center infrastructure design and construction management firm with a dedicated team of more than 50 professionals focused exclusively on data centers and a delivery track record spanning 20 facilities. The acquisition has deepened our in-house execution bench and tightened coordination across design, procurement and commissioning, capabilities that are increasingly difficult to source externally as the broader market competes for the same talent.
Operations
In our data center business, we lease turnkey facilities to hyperscale customers under long-term triple-net leases with initial terms generally of 15 to 20 years and renewal rights that may extend the total lease relationship depending on the lease and phase, under which we receive base rent and pass through operating expenses, including real estate taxes, insurance, utilities and facility maintenance, to the tenant.
Base rent is calculated on a yield-on-cost basis and typically includes contractual escalators, providing embedded revenue growth and cash flow visibility while transferring facility operating cost risk to the tenant. Once rent commences under our data center leases, tenant remedies may include certain reimbursable cure actions for events of default and rent abatements or credits for certain events, including casualty events, failure to meet service levels and material interference, subject to the terms of the applicable lease. In our power generation business, we execute long-term PPAs with utilities, corporations and government entities, generally over 15 to 25 years, under which we deliver specified quantities of electricity and, where applicable, energy storage capacity at fixed prices. Together, these contract structures convert our delivered capacity into long-duration, contracted cash flows that support project-
level financing and underwrite returns across the asset lifecycle.
As a long-term owner and operator, we underwrite our assets on a multi-decade horizon. Durable relationships with customers, communities, vendors and capital providers are central to that model, as is a continuous discipline of innovation across siting, technology deployment and contract structures. We believe these relationships and capabilities, compounded across each project we deliver, are the foundation on which we intend to scale the data center portfolio.
Our Growth Strategies
Our growth strategy is to compound the advantages of our business across each successive build cycle, converting secured capacity into delivered GWs, extending our footprint at sites where we already have a power and community foothold, and originating the next generation of gigawatt-scale campuses ahead of demand. Our specific strategies are:
•Execute on our contracted backlog – Our most immediate growth lever is the conversion of our 8.8
GW-IT of data center capacity contracted into delivered, revenue-generating campuses. We are progressing our first wave of data centers at the Cosmos Campus, in Austin, Texas, Milam Buildings 1
and 2 in Milam County, Texas, and the PORTS Technology Campus in Pike County, Ohio, while advancing the balance of our near-term pipeline. Each phase that is delivered is expected to convert contracted backlog into long-duration cash flows under our triple-net lease and PPA structures, as applicable.
•Expand within our existing campuses – We intend to add incremental phases at sites where we already have land control, interconnection, community relationships, and operating infrastructure in place. Multi-phase expansion is a structurally attractive strategy due to its comparative lower friction, higher certainty versus prospecting, and it is increasingly valued by hyperscale customers who require the ability to scale a single campus into a contiguous, multi-gigawatt training or inference cluster. We have multi-phase build-outs planned at our Milam, Pike, and other campuses. As described in “Our Vertically Integrated Approach”, we believe each incremental phase will reinforce our virtuous cycle of development – additional load deepens utility coordination and creates the basis for further on-site or nearby power generation, which in turn supports additional data center growth.
•Originate the next generation of multi-gigawatt sites – We intend to grow our data center and power pipelines by originating additional campus-scale sites in markets where transmission infrastructure, power deliverability, and the regulatory environment support gigawatt-scale build-outs.
Our origination focus today for data centers is principally domestic, concentrated in the PJM, ERCOT, and WECC footprints where we believe our development activities, grid analysis, and utility relationships support our ability to identify and advance attractive campus-scale opportunities. Our operating experience in markets such as CAISO and ERCOT informs our approach to interconnection strategy and utility engagement across our business. We also selectively evaluate additional U.S. and international markets where customer demand and our integrated model can be applied.
•Broaden and deepen our customer base – We intend to expand our footprint with existing hyperscale customers as they scale their AI infrastructure commitments, while extending our data center portfolio to additional hyperscalers, sovereign customers, and large enterprises as the addressable buyer set expands. As described in Our Market Opportunity, the combination of optimized cost per token, the emergence of agentic AI, and the early stage of enterprise adoption is expected to materially expand the total addressable market for AI infrastructure over time. While 92%
of companies plan to increase AI spending over the next three years, just 1% of business leaders classify their companies as mature on the AI deployment spectrum, indicating that even today’s adopters are early in their multi-year investment cycle. We believe this trajectory will support both deeper deployments with our existing customers and the emergence of new categories of customers requiring large-scale, power-integrated infrastructure.
•Deploy automation to accelerate delivery timelines – We intend to expand the use of automation, prefabrication, and technology-enabled workflows across our development, construction, and commissioning processes to shorten delivery timelines and improve schedule predictability.
Standardizing repeatable workstreams across multi-phase campuses and applying automated quality control at scale, building on the in-house design and construction capabilities established through our acquisition and integration of Studio 151, are intended to reduce rework, compress critical path activities, and support safer, more productive execution as we scale across multiple large projects in parallel. We believe our strategic relationships with SoftBank and OpenAI will help us provide differentiated visibility into emerging physical AI technologies that can be applied to our development and operating model.
•Selectively pursue acquisitions to accelerate growth – We may pursue selective acquisitions that expand our development pipeline, deepen our in-house capabilities or broaden our customer relationships. Our 2025 acquisition of Studio 151, which has since been integrated into our data center execution organization, demonstrates our ability to identify, transact and integrate complementary capabilities. We believe our balance sheet, project finance experience, integrated operating platform and power expertise position us to evaluate and execute on additional opportunities where they can accelerate the delivery of our existing pipeline or extend the scope of our business.
Across each of these strategies, our focus is the disciplined, repeatable build-out of a long-duration infrastructure portfolio. By combining power origination, grid execution and data center development within a single integrated model, we believe we can consistently originate, underwrite and deliver gigawatt-scale campuses supported by long-term contracted revenues. We intend to execute our growth strategies by pacing growth against customer demand, interconnection availability and capital allocation discipline, while preserving the flexibility to expand sites through incremental phases as the market evolves. Just as prior generations of physical infrastructure underwrote prior eras of economic growth, we believe the AI era will be underwritten by the power and data center providers that can deliver power, land and data center capacity together at scale, and we have built our company to be one of them.
Project Status, Milestones and Execution Risk
The following table provides project-specific detail for each of our material data center developments, including current construction status, key remaining milestones, and expected timing for achieving revenue-generating operations as of the date of this prospectus. Our ability to complete these projects and achieve these milestones on the anticipated timelines (if at all) are subject to significant risks, and delays or failures to do so could defer or reduce our expected revenue. See “Risk Factors—Risks Related to Our Business and Operations” and “Risk Factors—Risks Related to Our Indebtedness and Liquidity.”

Project	Location	Capacity (MW- IT)	Tenant	Construction Status	Expected First Phase RFS	Expected Final Completion RFS
Cosmos ..................................................	Travis County, TX (ERCOT)	50	SoftBank Group entity	Vertical construction; NTP issued March 2026	Initial operations expected during 4th quarter of 2026	Full RFS by May 2027
Milam County Building 1 .....................	Milam County, TX (ERCOT)	308	OpenAI (Orion DC I, LLC)	Vertical construction; NTP issued April 2026	RFS anticipated 2027-2028
Milam County Building 2 .....................	Milam County, TX (ERCOT)	445	OpenAI (Orion DC I, LLC)	Not started	RFS anticipated 2028
Borden County ......................................	Borden County, TX (ERCOT)
PORTS Technology Campus First Phase (Pike County) ............................	Pike County, OH (PJM)
PORTS Technology Campus Second Phase (Pike County) .............	Pike County, OH (PJM)

Construction and Interconnection Milestones
For our Cosmos and Milam County projects currently under construction, the principal remaining execution milestones include: (i) completion of structural and envelope work (foundations, steel erection, roof and dry-in); (ii) installation of mechanical and electrical systems (including HAC cooling, power distribution, and fire protection); (iii) energization of high-voltage interconnection infrastructure (substation construction, 345kV load tie lines, and utility switchover); (iv) data hall fit-out (including network core build-
out, cable infrastructure, and rack deployment); and (v) final commissioning, testing, and achievement of
RFS status as defined under the applicable lease. For Cosmos, Austin Energy is completing substation and transmission upgrades necessary for grid connection. For Milam County, high-voltage interconnection is being delivered in phases: Phase 1-A (200 MW from Orion 1 via 34.5kV, targeted August 2026), Phase
1-B (230 MW from Orion 2 via 345kV, targeted December 2026), Phase 1-C (230 MW from Orion 3 via

345kV, targeted February 2027), and Phase 1-D (200 MW switchover from Orion 1, targeted March
2027), for a total initial campus load of approximately 660 MW.
Permitting
Permitting requirements and timelines vary by project and jurisdiction and may require federal, state, and local-level approvals, including environmental permits, zoning and land use approvals, and building permits. The Cosmos project has obtained all material permits necessary for construction. The Milam
County campus has obtained the necessary county development permit and Army Corps of Engineers approval. No additional material permits are required for construction. There can be no assurance that any of these projects will obtain all required permits and approvals on our anticipated timeline, on the terms we currently expect, or at all, and delays in permitting could impair our ability to commence or complete construction on schedule or increase project costs.
Execution Risk
Delays in achieving or failure to achieve RFS for a project could defer the commencement of lease revenue from that project and extend the period during which we are incurring construction costs without offsetting cash flows. For Cosmos, rent commencement for each phase is structured to occur on the earlier of a specified outside date or the date the applicable phase achieves RFS, so rent is scheduled to begin by the applicable outside date even if RFS is delayed, subject to extension for force majeure and tenant-caused delays. Under our data center leases, we are subject to specified construction milestones and deadlines. If we fail to meet these requirements, the tenant may be entitled to remedies including liquidated damages, rent credits, self-help rights, buy-out rights, or repayment of amounts advanced to
us. In the case of the Cosmos project, delays could also trigger obligations under the Energy Global completion guaranty or impair our ability to service the $999.0 million Senior Secured Notes. For the
Milam County leases, the tenant holds a buy-out option that may become exercisable if delays in meeting applicable RFS conditions persist for twelve months, and exercise of such option could result in a transfer of project assets at a price materially below long-term ownership value. Our liquidity during the construction period is dependent on timely achievement of these milestones and access to project-level and corporate financing; material delays at multiple projects simultaneously could require additional equity contributions or result in covenant defaults under our existing financing arrangements. See “Risk Factors
—Risks Related to Our Business and Operations” and “Risk Factors—Risks Related to Our
Indebtedness.”
Our Segments
We operate our business through three reportable segments: (i) Data Centers (“DC”), which includes the development and commercialization of large-scale data center campuses, powered land opportunities and related infrastructure solutions, with current campuses located primarily in the PJM and ERCOT transmission regions; (ii) Standalone Power (“SP”), which includes the development, construction, ownership and operation of grid-connected utility-scale solar photovoltaic and battery energy storage system (“BESS”) projects, with current operating assets located in the CAISO (California) and ERCOT
(Texas) markets; and (iii) Solutions (“SLN”), which provides integrated design, engineering, construction management and operations management solutions to our SP and DC segments (and, in the future, may provide such solutions to our affiliates, third parties, and their respective projects). Our SP segment currently generates substantially all of our revenue, while our DC segment is in a pre-revenue stage with initial revenues expected to commence in late 2026.
Our Relationship with SoftBank and OpenAI
SoftBank and OpenAI are strategic investors in our business. SoftBank is, and following this offering will
be, our controlling stockholder and is expected to beneficially own      % of our outstanding common stock
following this offering, or      % if the underwriters exercise their option to purchase additional shares of common stock in full. OpenAI is expected to be the beneficial owner of more than 5% of our outstanding common stock following this offering and distributions from Energy Global, by virtue of its indirect economic interest; however, OpenAI will not have voting or dispositive power over those shares, which are held of record by SBE Global, LP unless and until the Post-Lock-Up Distribution.
In connection with OpenAI’s investment in our business and our strategic relationship with OpenAI, we issued the OpenAI Warrants, which have a ten-year term and vest in tranches upon the achievement of specified operational, commercial, financing and equity valuation milestones. As of immediately prior to
this offering,            of the OpenAI Warrants were unvested and, if vested and exercised, would represent
approximately      % of our outstanding common stock. For more information on the OpenAI Warrant terms, conversion mechanics, potential dilutive effects and interactions with related party considerations, see “Certain Relationships and Related Party Transactions—Transactions with OpenAI—Warrants.”
SoftBank and OpenAI, through their affiliates, are also customers at two of our data center campuses through long-term data center leases (Cosmos and Milam, respectively), and we expect lease payments under these arrangements to constitute a significant portion of our near-term data center revenue. We believe these leases were negotiated on terms that reflect arm's-length dealing, informed in part by the participation of independent counterparties with adverse economic interests who negotiated vigorously on economic terms, including rent structure and lease milestones. See "Certain Relationships and Related
Party Transactions—Review of Related Party Transactions" for additional information regarding the negotiation process and board review and approvals of these arrangements.
In addition to lease payments, a portion of our operating cash flows will be paid to SoftBank through annual royalties equal to 1% of our consolidated gross profit under a trademark license agreement and any potential tax sharing obligations, and to OpenAI through software purchase commitments. We do not expect that any net proceeds from this offering will be paid directly to SoftBank or OpenAI. We believe that we have entered into the agreements described in this section on an arm’s-length bases.
For a more complete discussion of the foregoing relationships and arrangements, including the net economic effects of lease payments, royalty arrangements and other payments among us, SoftBank and
OpenAI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—
Related Party Cash Flows,” “Certain Relationships and Related Party Transactions,” “Risk Factors—Risks
Related to Our Corporate Structure and Ownership,” “Risk Factors—Risks Related to Our Business and
Operations,” “Principal Stockholders” and “Corporate Reorganization.”
Our Project-Level Structure and Indebtedness
We conduct substantially all of our power and data center operations through project-level subsidiaries.
These are special-purpose, project finance vehicles, each of which typically holds the assets, contracts, permits, and financing arrangements for a single project or a defined group of related projects. Certain of them receive, or are expected to receive, revenues, from rent under triple-net leases or from the sale of electricity, capacity, renewable energy credits or other attributes generated by the applicable project.
We also use intermediate holding companies that own the equity interests in one or more project-level entities. These companies serve operational, financing and administrative purposes-—for example, acting as borrowers under portfolio-level financing arrangements, holding development-stage assets before project financing, or serving as the vehicle through which equity capital is contributed to project-level entities.
Our wholly owned subsidiaries include, among others: Venus Buyer, LLC, SE DC Holdco, LLC, SE DC
DevCo, LLC, SE Global Intermediate Holdings, LLC, SE Borrower, LLC, SE Global Borrower, LLC, SBE
US Holdings One, LLC, and the Big Five Borrowers (Big Five Holdco 1, LLC, Big Five Holdco 2, LLC, Big
Five Intermediate Holdco 1, LLC and Big Five Intermediate Holdco 2, LLC).
Cash generated at the project level flows to SE Global Holdings, Inc. through distribution mechanisms governed by project-level financing agreements. These distributions are typically subject to cash sweep mechanisms, debt service coverage ratio tests, reserve account requirements, and other restrictions imposed by project lenders. As a result, the timing and amount of cash available to us from project-level entities may differ materially from the revenues and earnings those entities generate.

As of March 31, 2026, our project-level entities were parties to over $2.2 billion of outstanding project debt and approximately $1.6 billion of outstanding tax equity financing arrangements. These financing arrangements are generally non-recourse to SE Global Holdings, Inc. (subject to temporary limited sponsor guaranties and credit support in certain cases) and are secured solely by the assets and cash flows of the relevant project-level entity. As of March 31, 2026, on a consolidated basis, we had approximately $2.7 billion in aggregate principal amount of indebtedness outstanding (approximately $2.5 billion net of unamortized issuance costs and discount), of which approximately $926.3 million was classified as current. Our largest near-term maturities include the Pelicans Jaw Facility, approximately
$777.9 million outstanding, maturing by March 2027, the Hickory Facilities, approximately $473.0 million outstanding, maturing October 2027, and the Athos Storage Facility, approximately $181.3 million outstanding, maturing by February 2027. We expect to address these maturities through term loan conversions upon project completion, refinancings, and tax equity funding. As of March 31, 2026, our only material recourse corporate indebtedness was the Hickory Facilities, which are obligations of SE Global
Borrower, LLC and are guaranteed and secured by specified subsidiaries and pledged equity interests;
SE Global Holdings, Inc. is not itself a borrower or guarantor under those facilities. All other project-level financings are structured as non-recourse to SE Global Holdings, Inc., meaning that the lenders' recourse is limited to the assets and cash flows of the applicable project-level subsidiary and the pledged equity interests in that subsidiary. See “Business—Our Portfolio” for further detail on our project-level entities,
“Management's Discussion and Analysis—Liquidity and Capital Resources” for a discussion of distributions received from project-level entities, and “Description of Certain Indebtedness” and "Risk
Factors—Risks Related to Our Indebtedness and Liquidity” for a discussion of our subordinated debt.
Customer Contracts
Data Center Leases
Our signed data center leases commence in phases as each phase of the relevant facility becomes
“ready for service,” (“RFS”) and generally have initial terms of approximately 15 years from the last RFS date for the facility. The tenant typically has the option to extend the lease for one or more renewal terms.
We are responsible for the turnkey construction of the relevant project in accordance with the terms of the lease, as well as relevant zoning and permitting for the project. Each project is typically delivered in phases, and for each phase rent will commence when the phase is accepted by the tenant as RFS. If we fail to meet the RFS conditions by the specified outside date, the tenant may generally can exercise their self-help right to complete the project, and in some cases may be entitled to liquidated damages depending on the duration of the delay. Further, certain of our data center leases contain buy-out options in the event we fail to meet certain “ready-for-service” conditions by the specified outside date, in which case the tenant may be entitled to acquire the facility at a price equal to its fair market value.
Rent payable by the tenant is typically calculated based on a formula the results in a yield relative to an agreed total project costs, including in certain cases land costs, management fees, financing costs, which is subject to a cap and includes a reconciliation process to adjust the rent payable based on final construction costs following completion of the project. Cost overruns in excess of any agreed cap on total project costs are generally borne by us, unless the tenant expressly agrees otherwise. Rent is typically payable monthly in advance and escalates at a specified percentage per annum. In some cases rent may be subject to certain adjustments, for example in the event of an improvement in the credit rating of the tenant.
Our data center leases are typically structured as triple-net leases, under which operating costs, insurance premiums, property taxes and management fees are passed through to our tenants.
Our data center leases include certain service requirements, including continuous availability of electricity, a prescribed temperature and humidity range, availability of network connectivity and uptime, certain data access and monitoring services, compliance requirements, on-site security and surveillance and other requirements to prevent certain events or conditions that could cause a material interference with the tenant’s operations within the data center campuses. Our failure to maintain these service levels as required pursuant to any applicable service level agreements would entitle the tenant to certain remedies, which may include rent credits or credits against service fees, step-in or self-help rights and, in the case of prolonged or repeated service interruption events, the right to terminate the lease. Service credits are generally calculated on a tiered or escalating basis, with the amount of the credit increasing in proportion to the duration or severity of the service interruption event. In certain instances, customers could be entitled to credits up to 100% of their monthly service fees for prolonged disruptions.
Our data center leases generally do not permit termination for convenience. Typically our tenants can terminate the lease only upon certain events, including if the property is subject to seizure under eminent domains laws, the occurrence of casualty events (which result when a material portion of the project site is damaged, destroyed or rendered unfit for normal use for any reason whatsoever), or certain breaches of applicable sanctions regimes. We can generally terminate in the event of a default by a tenant, in which case we may be entitled to liquidated damages determined as the present value of the rent payable for the remainder of the term.
Power Generation Agreements
Our power generation customer agreements consist of PPAs and other offtake arrangements and are structured on a project-specific basis, generally ranging from 10 to 25 years and providing for the development, construction and operation of utility-scale power generation and BESS facilities. These agreements generally provide for fixed prices at which we deliver specified quantities of electricity, bundled RECs and, where applicable, energy storage capacity, or in some cases prices tied to a locational marginal price. While the substantial majority of our PPAs are structured on an “as produced”
basis, under which we sell electricity actually generated without a commitment to deliver specified volumes, a limited number of our fixed-price contracts and hedges require us to deliver specified volumes of power at a fixed price.
These agreements provide that we will at all times retain operational control of the facility. We are responsible for all related costs, including operations and maintenance costs, insurance, property taxes and similar site-level expenses, and these costs are not separately passed through to offtakers. Further, we are required to comply with applicable regulatory standards under the applicable regulatory regimes, and bear costs associated with such compliance.
Our power generation customer agreements can generally only be terminated upon occurrence of certain events of default by us, including an insolvency event, having insufficient collateral, failing to achieve commercial operation by the specified outside date in an applicable agreement, continuous force majeure for 12 or more months and continuous failure to meet certain specified percentages of expected generation or storage capacity, which typically range from 80% to 85% energy capacity and 70% to 75%
storage capacity. Additionally, upon certain events, including natural disasters or other force majeure events, planned outages, forced facility outages or pursuant to regulators' demands, all of our power generation customer agreements allow buyers to request curtailment of energy deliveries of, in certain circumstances, up to 100% of committed capacity through the submission of curtailment orders. If we deliver excess capacity in contradiction with any valid curtailment request, we may be required to pay the buyer delivery costs, settlement costs, or any penalties by ISOs or similar authorities imposed for such excess delivery. Alternatively, in the event buyers request curtailment in contradiction to our agreements, we may be entitled to payments for energy we could have produced but forewent. In the event we deliver less energy than we may be required to under our agreements, we are required to pay our buyers
“shortfall damages” equal to a prescribed amount pursuant to a formula in the applicable agreement.
Upon a default by a buyer, including due to their bankruptcy, failure to make any undisputed payments and failure to comply with certain obligations, we may be entitled to liquidated damages and, in the event the event of default is not cured for a certain amount of time, terminate the agreement. Buyers also have reciprocal terms, in addition to the ability to terminate upon failure to meet certain minimum performance requirements for a certain amount of periods, failing to maintain performance security, abandoning the facility and failing to maintain in effect any governmental approvals.

Competition
The markets in which we operate are highly competitive and are characterized by rapid growth in demand for power and data center infrastructure, significant capital requirements, long development timelines and extensive permitting and regulatory processes. We compete with a broad range of market participants for customer commitments, development sites, grid capacity, power generation equipment, construction resources and financing capital. Our competitors include data center developers, cloud service providers, colocation operators, renewable and conventional power project developers, vertically integrated utilities, independent power producers, and large technology companies that may develop and operate their own powered campuses or procure dedicated power supply directly. Key competitors that offer general purpose cloud computing as part of a broader, diversified product portfolio include Amazon (AWS),
Google (Google Cloud Platform), IBM, Microsoft (Azure) and Oracle.
In our power generation business, we compete with other utility-scale solar and battery energy storage developers and owners, including both independent power producers and vertically integrated utilities, for
PPAs, interconnection capacity, land rights and access to tax equity and project-level financing.
Competitors in this segment include companies such as Clearway Energy, NextEra Energy, AES
Corporation and other renewable energy developers and independent power producers with longer operating histories, larger portfolios and in some cases, lower costs of capital. The renewable energy development market remains competitive, with demand for renewable power supported by structural trends including expected growth in electricity consumption from data centers, corporate decarbonization objectives and increased electrification across multiple end-use sectors. Increased demand from hyperscalers and constrained availability of firm, dispatchable generation in certain markets have contributed to higher PPA prices in recent years.
In our data center business, we compete with developers of hyperscaler data center campuses, powered shell providers and colocation operators seeking to meet increasing AI-driven demand for large-scale compute infrastructure. Certain competitors have established operating portfolios, long-standing customer relationships and access to lower-cost capital, which may provide advantages in securing tenant commitments. Prominent data center providers in the United States include Digital Realty, Equinix and various private operators. Private equity firms have also emerged as increasingly active competitors in the data center market, deploying substantial capital to acquire, develop and scale data center platforms, which may intensify competition for development sites, power capacity and tenant commitments. We also compete with developers pursuing private power or on-site generation strategies, including natural gas-
fired generation, mobile generation and hybrid power solutions, as well as with alternative energy and advanced power solutions such as battery storage systems, fuel cell-based systems, long-duration storage technologies and nuclear generation developers. Driven by the proliferation of next-generation, energy-intensive technologies such as high-performance computing, demand for energy capacity continues to outpace supply, while grid interconnection bottlenecks have further constrained access to power and digital infrastructure development.
We believe our competitive position is supported by several factors. We filed interconnection requests before the current period of market saturation, and our portfolio of 8.8 GW-IT of data center capacity contracted, provides us with near-term access to grid capacity that would be difficult for new entrants to replicate within a comparable timeframe. Our management team has experience in both data center design and large-scale power infrastructure development, having delivered approximately 3.0 GW of operating solar power and BESS capacity and helped us raise approximately $19 billion in project capital since inception through the date of this prospectus, including approximately $15 billion in project-level debt and nearly $4 billion in tax equity financing. We have developed data center designs that we believe can achieve approximately 80% greater density than certain competing designs, which we expect will result in more efficient use of labor and shorter construction timelines. In addition, SoftBank and OpenAI have made significant equity investments in our business, and OpenAI and SoftBank serve as anchor tenants under data center lease agreements, which we believe provides revenue visibility and strategic alignment with AI compute demand. We have also developed relationships with utilities such as Oncor and AEP through our years of renewable energy development, which we believe facilitate our ability to navigate interconnection processes in key data center markets.
Competition is primarily based on the ability to deliver large-scale power capacity on accelerated timelines, secure permits and regulatory approvals, obtain long-lead equipment, access utility infrastructure, provide reliable and redundant power solutions and offer commercially attractive lease and power pricing structures. Many of our competitors are significantly larger than we are and may have greater financial, technical and operational resources, longer operating histories, established customer relationships and existing portfolios of stabilized assets.
Intellectual Property
Our intellectual property is an important aspect of our business and our ability to compete effectively depends in part upon establishing and protecting our rights in trademarks, trade secrets and other intellectual property rights we own or license. We rely on a combination of trademark, trade secret, unfair competition and other intellectual property laws, as well as confidentiality and license agreements and other procedures and contractual provisions, to establish and protect our intellectual property and other proprietary rights, both in the United States and in other jurisdictions. Such means may afford only limited protection of our intellectual property and may not prevent third parties from independently developing product and service offerings similar to or duplicative of our product and service offerings or prevent our competitors from gaining access to our proprietary information and technology. These measures may also not prevent, or provide meaningful protection in the event of any, misappropriation, infringement, or other violation of intellectual property rights owned or licensed by us. In addition, our intellectual property rights could be challenged, invalidated, circumvented, or infringed, misappropriated or otherwise violated.
Intellectual property laws vary by jurisdiction and we may be unable to maintain, protect or enforce our proprietary rights adequately in all cases, and enforcing our rights may be costly and require significant expenditure of resources, including costs associated with maintenance, monitoring, sending demand letters, initiating administrative proceedings and filing lawsuits. We may also be unable to detect or determine the full extent of any unauthorized use of our intellectual property rights. For more information, see “Risk Factors—Risks Related to Intellectual Property, Data Privacy and Cybersecurity.” and “Risk
Factors—Risks Related to Our Corporate Structure and Ownership—We license our brand name and certain intellectual property from SoftBank, and such licenses will terminate automatically if SoftBank ceases to control us, which could disrupt our business and require a costly rebranding.”
Information Technology
We utilize information technology systems to support our business operations, including enterprise resource planning systems, financial reporting and forecasting tools, project management platforms and operational monitoring systems. We have implemented IT policies and governance frameworks structured to improve our overall IT posture, and our IT systems are designed to be consistent with public market-
ready standards.
Our operations are subject to a National Security Agreement with the U.S. Department of the Treasury and the DOE, which imposes compliance, cybersecurity and oversight requirements, including vendor approval procedures for certain equipment and technology used in our projects. We maintain approved vendor lists for SCADA, networking and other critical operational technology systems deployed at our project sites, and we implement cybersecurity plans and protocols as required by applicable law and the terms of such agreements.
We also maintain global workforce compliance policies and processes to support our growing technology infrastructure. Our information technology expenditures include IT, software and subscriptions, which totaled approximately $7.2 million in our 2025 annual operating plan.
Despite our security measures, our information technology infrastructure may be vulnerable to cyberattacks or security breaches and we may be unable to detect, investigate, remediate, or recover from attacks or incidents in a timely manner, or to avoid a material adverse impact. For more information,

please see “Risk Factors—Risks Related to Intellectual Property, Data Privacy and Cybersecurity—We
and our third-party providers are exposed to security breaches, cybersecurity risks and other disruptions to our information technology systems which may result in, and at times have resulted in damage to our brand and reputation, material financial penalties and legal liability, which could adversely affect our business, results of operations, financial condition.”
Data Privacy and Security Laws
Numerous state and federal laws, regulations and standards govern the collection, use, access to, confidentiality and security of personal information, and could apply now or in the future to our operations or the operations of our partners. Numerous federal and state laws and regulations, including data breach notification laws and security laws and consumer protection laws and regulations govern the collection, use, disclosure and protection of personal information. Privacy and security laws, regulations and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing. For more information, see “Risk Factors—Risks Related to Intellectual
Property, Data Privacy and Cybersecurity—Compliance with ever-evolving federal and state laws and other requirements relating to the processing of information about individuals necessitates significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity and/or an erosion of trust, which could materially adversely affect our business, results of operations and financial condition.”
Government Regulation
Our business is subject to extensive federal, state and local laws, regulations, and standards that materially affect our operations and the manner in which we conduct business. The principal areas of regulation applicable to our operations include:
FERC, PUCT and Electricity Market Regulation.
Our power generation and storage projects located or selling power within the continental U.S. outside of the ERCOT portion of Texas are or, when operational, will be, subject to the jurisdiction of FERC under the FPA and the rules and regulations of the applicable ISO or RTO in which our projects are located, including CAISO and PJM. In addition, our power generation and storage projects located or selling power within ERCOT are or, when operational will be, subject to the jurisdiction of the PUCT and the rules and regulations of ERCOT. Each of CAISO, PJM and ERCOT have approved rules governing interconnection procedures, wholesale electricity market participation, and transmission access.
Regulatory rules of such market operators are also evolving with respect to cost and timelines for new large load interconnections, such as those required for data centers. Applicable regulatory requirements of FERC and the RTO/ISO markets are discussed further in the “Risk Factors—Risks Related to
Governmental Regulation and Legal Matters” section. The Energy Policy Act of 2005 (“EPAct 2005”)
supplemented the FPA to vest FERC with authority to ensure the reliability of the bulk electric power system and mandated that FERC assume both oversight and enforcement roles. Pursuant to this mandate, FERC certified NERC as the nation’s Electric Reliability Organization to develop and enforce mandatory reliability standards and requirements to address medium- and long-term reliability concerns.
Today, enforcement of electric reliability standards, including the protection of critical energy infrastructure, is a major focus of NERC and FERC. EPAct 2005 also conferred authority on FERC to act to limit the exercise of market power and market manipulation in wholesale power markets and strengthened FERC’s authority to impose civil and criminal penalties. FERC has broad remedial authority in connection with violations of the FPA, its regulations and FERC orders, including to revoke a person’s authorization to make wholesale sales at market-based rates or to establish other remedies for violations of the FPA, including the imposition of civil penalties of up to approximately $1.58 million per violation per day, adjusted for inflation annual and disgorgement of profits. In connection with that authority, FERC may conduct investigations into suspected violations of the FPA, its regulations and FERC orders and initiate proceedings to pursue allegations associated with such alleged violations. EPAct 2005 also directed

FERC to develop regulations to promote the development of transmission infrastructure, provided incentives for transmitting utilities to serve renewable energy projects, and expanded and extended the availability of U.S. federal tax credits to a variety of renewable energy technologies.
Public Utility Holding Company Act of 2005.
The Public Utility Holding Company Act of 2005 (“PUHCA”) provides FERC and state regulatory commissions with access to the books and records of holding companies and other companies in holding company systems; it also provides for the review of certain costs allocated among holding company systems. Companies like us that are holding companies under PUHCA solely with respect to one or more
EWGs, i.e. entities that own and/or operate certain eligible generation facilities that make sales of electric energy exclusively at wholesale, are generally exempt from requirements which give FERC access to books and records.
State Utility Regulation.
While federal law provides the utility regulatory framework for our project subsidiaries’ sales of electric energy, capacity and ancillary services at wholesale, there are also important areas in which state regulatory control over traditional public utilities that fall under state jurisdiction may have an effect on our projects. For example, the regulated electric utility buyers of electricity from our projects are generally required to seek state public utility commission approval for the pass-through in retail rates of costs associated with PPAs entered into with a wholesale seller. California, in which we have multiple operating power generation projects and one operating storage project as of March 31, 2026, requires compliance with certain operating and maintenance reporting requirements for wholesale generators. In addition, states and other local agencies require a variety of environmental and other permits.
State law governs whether an independent generator or power marketer can sell electricity at retail in that state. Some states, such as Florida, prohibit most sales at retail of electricity except by the state’s franchised utilities. In other states, such as New Jersey and Pennsylvania, an independent generator may sometimes sell retail electric power to a co-located or adjacent business customer. Some states and regions, such as Massachusetts, New York and parts of Texas, permit retail power marketers to use the facilities of the state’s franchised utilities to sell power to retail customers as competitors of the utilities.
Environmental Laws and Regulations.
Our operations are subject to numerous federal, state and local environmental laws and regulations, including the Clean Air Act, the Clean Water Act, RCRA, CERCLA, the Toxic Substances Control Act, the
Emergency Planning and Community Right-to-Know Act, NEPA, the Endangered Species Act and
analogous state laws. These laws govern, among other things, the generation, handling, transportation, storage and disposal of hazardous and non-hazardous substances and wastes, emissions and other discharges into the environment (including to air, surface water, groundwater and soil), the protection of threatened and endangered species and their habitats, the protection of historic and cultural resources and the assessment and remediation of contaminated sites. Our projects require various environmental permits, including coverage under general permits for stormwater discharges associated with construction activities and industrial operations, National Pollutant Discharge Elimination System permits for point source discharges to waters of the United States, air quality permits for backup diesel generators, gas-
fired generation facilities and other stationary emission sources, spill prevention, control and countermeasure plans for facilities with above-ground oil storage and state and local permits for hazardous materials storage, waste management, water use, wastewater discharge, fuel supply and related infrastructure. We are required to perform environmental impact assessments and to obtain conditional use permits, zoning approvals and other local authorizations in connection with the development and construction of our projects. Our battery energy storage systems are additionally subject to NFPA standards and applicable state and local fire codes governing the installation and operation of energy storage systems.

State Renewable Portfolio Standards and Clean Energy Mandates.
Many states in which we operate have implemented renewable portfolio standard programs requiring utilities to incorporate renewable energy into their generation portfolios over defined compliance periods.
Renewable energy generation under these programs is typically tracked through renewable energy certificates, which are used by load-serving entities to demonstrate compliance with applicable requirements. Corporate clean energy targets adopted by major technology companies, including commitments to procure increasing amounts of clean energy, further drive demand for our power generation services.
Tax Credits and Government Incentives.
We and our projects benefit from federal tax credits for renewable energy, including the ITC and the production tax credit under the Code, as amended by the IRA. The IRA introduced and extended several
U.S. federal income tax credits aimed at promoting clean energy development, and since its enactment, the IRA has driven substantial investment in clean energy projects. We have structured certain of our projects to qualify for bonus ITC adders, including the energy community adder and the domestic content adder. Under the OBBBA, which was signed into law on July 4, 2025, the clean energy production credit and clean energy investment credit under Sections 45Y and 48E of the Code, respectively, for solar and wind projects are subject to an accelerated termination schedule. Solar and wind projects must either begin construction on or before July 4, 2026 or be placed in service on or before December 31, 2027 to qualify for these tax credits. The OBBBA also created new limitations and FEOC restrictions relating to the direct or indirect ownership, influence, or control of U.S. clean energy projects by, and the inclusion of equipment and components within U.S. clean energy projects provided by, citizens of and entities organized under the laws of certain non-U.S. countries, including the People’s Republic of China. While we are not an FEOC (and do not expect to be an FEOC following this offering), these regulations may nonetheless be applicable to us.
State Data Center Regulation.
States in which we develop data center projects, including Texas, have enacted or are considering legislation or regulations requiring large data centers to pay for transmission improvements and provide backup power, and mandating remote disconnect capabilities for emergency load-shedding. Federal and regional regulators are transitioning toward “grid-aware” load mandates, requiring large-scale AI additions to prove they do not compromise system reliability. We may also be subject to state and local laws and ordinances targeting community impacts associated with the future operation of our data center facilities.
National Security Regulation.
Our business is subject to oversight by CFIUS. We are party to National Security Agreements with the
U.S. Department of the Treasury and the DOE that impose compliance, security and oversight measures, including vendor approval procedures, cybersecurity plans, inspection requirements and reporting obligations, designed to ensure our operations align with U.S. national security interests.
Licensing, Permitting and Other Regulatory Requirements.
Our operations are also subject to licensing, permitting and inspection requirements for contractors and engineers; building and electrical codes; wage and hour laws, including the Fair Labor Standards Act;
worker safety and health regulations, including those promulgated by the Occupational Safety and Health
Administration; applicable reliability standards, rules and guidelines of the North American Electric
Reliability Corporation; and regulations governing the sourcing and transportation of equipment and materials.
In addition, permitting requirements vary by project. For example, the Milam County campus does not require county-level zoning approvals, and the county development permit and Army Corps of Engineers approval have been obtained. The Borden County and PORTS campuses are in earlier permitting stages, with local development permit requirements and environmental reviews in progress.
See the Risk Factors entitled “Our business is subject to extensive federal, state and local regulation and changes in laws and regulations could adversely affect our operations,” The regulatory landscape for AI is rapidly evolving, and unfavorable changes could adversely affect our business,” “We are subject to environmental, health and safety laws and regulations that could result in liabilities, increased costs and delays in permitting and construction,” “Our operations depend on the availability of water resources and restrictions on water use or water scarcity could adversely affect our business,” and “We are subject to risks associated with national security regulations due to our foreign ownership” for additional information regarding risks we face related to government regulation.
Employees
As of the date of this prospectus, we employed 207 full-time employees and 81 independent contractors.
None of our employees or independent contractors are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.
Facilities
Our corporate headquarters are located at 3 Lagoon Drive, Suite 280, Redwood City, California 94065.
We operate our business from our headquarters and from project offices located at or near our project sites across the United States.
Our renewable energy project portfolio is spread across major U.S. markets, including operating and in-
construction projects in California, Texas and Nevada as well as development sites in additional states throughout the United States. Our data center portfolio is currently located primarily in Texas and Ohio, as well as development sites at additional states throughout the U.S.
We generally secure land for our renewable energy projects through long-term lease agreements with landowners, and we own certain substation and interconnection facilities. For our data center projects, we secure site control through a combination of land acquisition and long-term leases. We believe that our existing corporate offices and project facilities are adequate for our immediate needs and that we will be able to obtain additional or substitute space, as needed, on commercially reasonable terms.
Legal Proceedings
We are currently involved in, and may in the future from time to time become involved in, legal proceedings, claims and investigations in the ordinary course of our business. Although the results of these legal proceedings, claims and investigations cannot be predicted with certainty, we do not believe that the final outcome of any matters that we are currently involved in are reasonably likely to have, individually or in the aggregate, a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such proceedings, claims and investigations may nonetheless impose a significant burden on management and employees and be costly to defend, with unfavorable preliminary or interim rulings.

MANAGEMENT
The following table sets forth information regarding our executive officers, non-employee directors and key employees, including their ages as of the date of this prospectus. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our board of directors to determine that such person should serve as a director of our company.

Name	Age	Position(s)
Executive Officers
Rich Hossfeld .................................	47	Co-Chief Executive Officer and Director
Abhijeet Sathe ...............................	56	Co-Chief Executive Officer and Director
Gaetan Frotte .................................	55	Chief Financial Officer
Ryan Bates .....................................	48	General Counsel
Non-Employee Directors ..............
Alex Clavel .....................................	62	Director

(1)Member of the Nominating and Corporate Governance Committee.
(2)Member of the Audit Committee.
(3)Member of the Compensation Committee.
Executive Officers and Directors
Rich Hossfeld has served as our Co-Chief Executive Officer and as a member of our board of directors since 2021, having built our company together with Mr. Sathe and SoftBank from its inception in 2019. Mr.
Hossfeld brings more than 20 years of experience across energy infrastructure and technology leadership roles. Prior to serving as Co-Chief Executive Officer, Mr. Hossfeld was a partner at True North Venture
Partners and held various commercial leadership roles for global energy providers, including First Solar.
Mr. Hossfeld began his professional career as a corporate associate at Cravath, Swaine & Moore LLP. Mr.
Hossfeld earned a Bachelor of Arts in Economics and Government from Claremont McKenna College and a Juris Doctor from Duke University School of Law. The Board believes Mr. Hossfeld is qualified to serve on our board of directors because of his extensive executive leadership experience and his expertise in the energy and infrastructure industry.
Abhijeet Sathe has served as our Co-Chief Executive Officer and as a member of our board of directors since 2021, having built our company together with Mr. Hossfeld and SoftBank from its inception in 2019.
Mr. Sathe brings more than 30 years of experience in engineering, operations and renewable energy development. Before serving as Co-Chief Executive Officer, Mr. Sathe held operational leadership roles, including as Chief Operating Officer, at SoftBank’s India renewable energy business and served as Vice
President of Global Design and Engineering at SunEdison from March 2011 to January 2016, where he led global engineering teams across commercial and utility-scale solar businesses. Mr. Sathe also held research and development and business roles at General Electric Company, where he completed advanced management and leadership training. He began his career working in Micro Electro Mechanical
Systems (“MEMS”)-focused engineering roles at Endevco, Nayna Networks and Silicon Microstructures.
Mr. Sathe holds a Master of Science in Electrical Engineering from the University of Hawaii at Manoa and a Bachelor of Science in Electrical, Electronics and Communications Engineering from COEP
Technological University. The Board believes Mr. Sathe is qualified to serve on our board of directors because of his extensive executive leadership experience and his expertise in the energy and infrastructure industry.
Gaetan Frotte has served as our Chief Financial Officer since February 2023. Prior to joining the
Company, Mr. Frotte served at NRG Energy, Inc. (NYSE: NRG) (“NRG Energy”) from August 2006 to
February 2023, most recently as Senior Vice President and Treasurer, where he was responsible for financing, cash management and insurance management. During his tenure at NRG Energy, Mr. Frotte served as Interim Chief Financial Officer in 2021 and led the initial public offering of NRG Yield, Inc. (now known as Clearway Energy, Inc.). Mr. Frotte also participated in green bond issuances and was part of
NRG Energy’s ESG annual report drafting and review team. In 2017, Mr. Frotte was involved in proceedings related to the bankruptcy of GenOn Energy, then a wholly owned subsidiary of NRG Energy.
Mr. Frotte has served as a Company appointed member of the board of directors of Balanced Rock
Power, LLC, a renewable energy developer, since April 2026. Mr. Frotte holds an M.B.A. from the
University of Virginia Darden School of Business and a Master’s degree in Accounting and Business from
Institut Supérieur du Commerce in Paris, France.
Ryan Bates has served as our General Counsel since May, 2020. Mr. Bates brings more than 20 years of legal experience, the last fifteen of which focused on renewables and the energy sector. Prior to serving as our General Counsel, Mr. Bates held Assistant General Counsel positions at Clearway Energy Group from August 2018 to May 2020 and NRG Energy from December 2014 to August 2018. Prior to holding the Assistant General Counsel role, Mr. Bates worked as Senior Counsel in NRG Energy’s Solar Group of from September 2011 to November 2014. He began his career as an Associate at Morrison & Foerster
LLP. and, later, at Latham & Watkins LLP in the Corporate and Project Finance groups. He currently sits on the Board of Directors of Big Brothers Big Sisters of San Diego County, a role he has held since 2015.
He earned a Bachelor’s of Science in Finance at the University of Arizona and a Juris Doctor from
Northwestern University Pritzker School of Law.
Alex Clavel has served on our board since 2020 and as Chairman since 2023. Also since 2023, Mr.
Clavel has served as Chief Executive Officer of SoftBank Investment Advisers, where he oversees the
SoftBank Vision Funds. Mr. Clavel brings more than 25 years of experience in investment banking, corporate development, and executive leadership.  Prior to his current role, Mr. Clavel held various positions at SoftBank Group International from 2015 to 2023, including Chief Executive Officer, Managing
Partner, and Head of Corporate Development & Investments, based in Tokyo, Silicon Valley and New
York.  Prior to joining SoftBank, Mr. Clavel spent nearly 20 years in investment banking at Morgan
Stanley, where he was based in New York, Hong Kong, Shanghai and Tokyo.  Mr. Clavel holds an A.B. in
East Asian Studies from Princeton University and is board director of Prep for Prep. The Board believes
Mr. Clavel is qualified to serve on our board of directors because of his extensive experience in global investment management, corporate governance and strategic transactions.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Composition of our Board of Directors
Upon the completion of this offering, our board of directors will consist of            directors. Our Certificate
of Incorporation and Bylaws will provide that our board of directors may consist of up to            directors
and that our board of directors will be divided into            classes, as nearly equal in number as possible,
with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Upon the completion of this offering, we will enter into the Stockholders’ Agreement with certain of our principal stockholders. See “Certain Relationships and Related Party Transactions—Stockholders’
Agreement” and “Description of Capital Stock—Stockholders’ Agreement.”

Classified Board of Directors
Our Bylaws will provide that, upon the completion of this offering, our board of directors will consist of members and be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
Class I directors, whose initial term will expire at our first annual meeting of stockholders following this
offering, will consist of                and               ;
Class II directors, whose initial term will expire at our second annual meeting of stockholders following
this offering, will consist of               ,                and               ; and
Class III directors, whose initial term will expire at our third annual meeting of stockholders following
this offering, will consist of               ,                and               .
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal for cause. Our Certificate of Incorporation and Bylaws will provide that only our board of directors may fill vacancies on our board. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.
The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Effects of
Provisions of our Certificate of Incorporation and Bylaws—Certificate of Incorporation and Bylaw
Provisions” for additional information.
Controlled Company Status
Immediately following this offering, we expect that SoftBank will control more than 50% of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:
•a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq listing rules;
•we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•we perform annual performance evaluations of the nominating and corporate governance and compensation committees.
We intend to rely on some or all of these exemptions. As a result, although our audit committee will be required to satisfy the applicable independence requirements within the applicable transaction periods, we may not have a board of directors with a majority of independent directors or a compensation committee or nominating and corporate governance committee composed entirely of independent directors unless and until such time as we are required to. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these requirements within the applicable transition periods.
Director Independence
Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s
responsibilities. Our board of directors has affirmatively determined that             ,              and              are
each an “independent director,” as defined under the Exchange Act and the rules of the                       .
Lead Independent Director
Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director.
Our board of directors has appointed                to serve as our lead independent director. As lead
independent director,                 will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors, provide leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and chairperson of our board of directors may be, or may be perceived to be, in conflict, and perform such additional duties as our board of directors may otherwise determine and delegate.
Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Audit Committee
Our audit committee will be responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing with our independent registered public accounting firm the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the
SEC;
•reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related party transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the completion of this offering, our audit committee will consist of              ,               and              ,
with                   serving as chair. Rule 10A-3 of the Exchange Act and the              rules require that our
audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our controlled company status does not exempt us from these audit committee requirements. Our board of directors has affirmatively
determined that             ,              and             each meet the definition of “independent director” for
purposes of serving on the audit committee under Rule 10A-3 and the                  rules. Each member of
our audit committee meets the financial literacy requirements of the                   listing standards. In
addition, our board of directors has determined that               will qualify as an “audit committee financial
expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. This designation does not impose on such individual any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our board of directors will adopt a new written charter for the audit committee, which will be available on our principal corporate website at
www.sbenergy.com substantially concurrently with the completion of this offering. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and in accordance with the terms of the Stockholders’ Agreement;
•evaluating the overall effectiveness of our board of directors and its committees; and
•reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines and principles.
Upon the completion of this offering, our nominating and corporate governance committee will consist of
             ,              and              , with               serving as chair. Because we will be a controlled company, our nominating and corporate governance committee will not be required to be composed entirely of independent directors unless and until we cease to be a controlled company, subject to applicable transition periods. Our board of directors will adopt a new written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.sbenergy.com substantially concurrently with the completion of this offering. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
•reviewing and approving the compensation of our directors, Co-Chief Executive Officers and other executive officers; and
•appointing and overseeing any compensation consultants.
Upon the completion of this offering, our compensation committee will consist of             ,
and             , with               serving as chair. Because we will be a controlled company, our compensation committee will not be required to be composed entirely of independent directors unless and until we cease to be a controlled company, subject to applicable transition periods. Our board has determined that
             ,              and              are “outside directors” as defined in Rule 162(m) of the Internal Revenue
Code, or the Code, and “non-employee directors” as defined in Section 16b-3 of the Exchange Act. Our board of directors will adopt a new written charter for the compensation committee, which will be available on our principal corporate website at www.sbenergy.com substantially concurrently with the completion of this offering. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the board of directors or compensation committee
(or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee during the year ended December 31, 2025.
Director Compensation
In the year ended December 31, 2025, no compensation was paid to our non-employee members of our board of directors. Richard Hossfeld and Abhijeet Sathe are each compensated as employees for their service as our Co-Chief Executive Officers, and neither receives additional compensation for their service as members of our board of directors. See the section titled “Executive Compensation—Summary
Compensation Table” for information regarding their compensation as our employees.
Non-Employee Director Compensation Policy
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors.
In connection with this offering, our board of directors intends to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards for service on our board of directors and committees of our board of directors.
Employee directors will receive no additional compensation for their service as a director.
Board Diversity
Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments and diversity, and with respect to diversity, such factors as gender, race, ethnicity, experience and area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.
Code of Ethics and Code of Conduct
Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.sbenergy.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. The information on, or that can be accessed through, any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION
We are an “emerging growth company,” as defined in the JOBS Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide our Summary
Compensation Table and our Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year, which ended
December 31, 2025. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officers and our next three other most highly compensated officers at the end of the fiscal year ended December 31, 2025. Accordingly, our named executive officers (“Named Executive Officers” or “NEOs”) are set forth below.

Name	Principal Position
Rich Hossfeld .............................	Co-Chief Executive Officer and Director
Abhijeet Sathe............................	Co-Chief Executive Officer and Director
Gaetan Frotte .............................	Chief Financial Officer
Ryan Bates .................................	General Counsel

Summary Compensation Table
The table set forth below summarizes the compensation awarded to, earned by or paid to our NEOs for the fiscal year ended December 31, 2025.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Total ($)
Rich Hossfeld Co-Chief Executive Officer and Director .............................................	2025
Abhijeet Sathe Co-Chief Executive Officer and Director .............................................	2025
Gaetan Frotte Chief Financial Officer ...................	2025
Ryan Bates General Counsel .............................	2025

(1)The aggregate grant date fair value of the awards is computed in accordance with FASB ASC Topic 718.
Offer Letters
We intend to describe the material terms of our NEOs’ offer letters and/or employment agreements in a subsequent pre-effective amendment to this registration statement.

Base Salaries
Each of our NEOs receives a base salary. Base salary is a key, fixed element of each NEO’s compensation and is intended to recognize the NEO’s experience, skills, knowledge and responsibilities.
Each NEO’s base salary for the fiscal year ended December 31, 2025 is set forth in the table below.

Name	Annual Base Salary ($)
Rich Hossfeld .....................................................................................................................................
Abhijeet Sathe ...................................................................................................................................
Gaetan Frotte .....................................................................................................................................
Ryan Bates .........................................................................................................................................

Equity-Based Incentive Awards
Clawback Policy
We intend to adopt a compensation recovery policy that is compliant with Nasdaq listing rules, as required by the Dodd-Frank Act, to be effective upon the completion of this offering.
Outstanding Equity Awards at Fiscal Year End Table
The table set forth below shows, for each of the NEOs, all equity-based awards that were outstanding as of December 31, 2025.

Name	Grant Date	Vesting Commencement Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Rich Hossfeld .............
Abhijeet Sathe ............
Gaetan Frotte .............
Ryan Bates .................

Director Compensation
The table set forth below presents the total compensation for each person who served as a non-employee member of our board of directors during the fiscal year ended December 31, 2025. Other than as set forth in the table, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the board of directors in the fiscal year ended December 31, 2025. Rich Hossfeld and Abhijeet Sathe receive no additional compensation for service as directors, and consequently, are not included in this table. The compensation received by
Rich Hossfeld and Abhijeet Sathe as our employees is presented in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)

(1)The aggregate grant date fair value of the awards is computed in accordance with FASB ASC Topic 718.
Actions Taken in Connection with this Offering
2026 Omnibus Incentive Plan (the “2026 Plan”)
To incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt the 2026 Plan for employees, consultants and directors prior to the completion of this offering. We intend to describe the material terms of the 2026 Plan in a subsequent pre-effective amendment to this registration statement.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as
of                           , 2026, both before and after giving effect to the completion of this offering, for:
•each person known by us to beneficially own more than 5% of our common stock;
•each of our named executive officers and directors; and
•all of our executive officers and directors as a group.
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are
currently exercisable or will become exercisable within 60 days of                    , 2026 are considered
outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership prior to this offering is
based on                 shares of our common stock outstanding after giving effect to the Corporate
Reorganization. The applicable percentage ownership after this offering is based on                shares of
our common stock outstanding immediately following the completion of this offering, assuming that the underwriters will not exercise their option to purchase additional shares of common stock and assuming
the issuance of up to                shares of common stock at the closing of this offering. Unless otherwise indicated, the address of all listed stockholders is 3 Lagoon Dr., Suite 280, Redwood City, CA 94065.
Each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Common Stock Beneficially Owned Before This Offering		Shares of Common Stock Beneficially Owned After This Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% or Greater Stockholders:
SoftBank(1) ........................................................
OpenAI(2) ...........................................................
Named Executive Officers and Directors: ...
Rich Hossfeld ...................................................
Abhijeet Sathe .................................................
Gaetan Frotte ...................................................
Ryan Bates .......................................................
Alex Clavel .......................................................
All executive officers and directors as a group ( individuals) ...............................

*Represents beneficial ownership of less than 1.0%.
(1)
(2)

CERTAIN RELATIONSHIPS AND RELATED PARTY
TRANSACTIONS
The following is a summary of certain relationships and related party transactions since January 1, 2023 to which we have been a participant in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the sections entitled “Management” and “Executive
Compensation.” The descriptions below are summaries of the material terms of the applicable agreements and do not purport to be complete. Copies of the forms of the agreements referred to below will be filed as exhibits to the registration statement of which this prospectus forms a part.
Agreements To Be Entered In Connection With This Offering
Stockholders’ Agreement
We intend to enter into a stockholders’ agreement with certain of our principal stockholders (the
“Stockholders’ Agreement”) in connection with this offering. Pursuant to the Stockholders’ Agreement, we will be required to take all necessary action to cause our board of directors and its committees to include director candidates designated by such stockholders in the slate of director nominees recommended by the board of directors for election by our stockholders.
Registration Rights Agreement
In connection with this offering, we will enter into a registration rights agreement with certain of our principal stockholders and their affiliates, which will provide customary demand and piggyback registration rights. The registration rights agreement will also provide that we will pay customary expenses relating to such registrations and indemnify against certain liabilities that may arise under the Securities Act. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.
Other Related Party Transactions
Certain Transactions with SoftBank
SoftBank and its affiliates have ownership interests in a broad range of companies. We have entered, and may in the future enter, into commercial transactions in the ordinary course of our business with some of these companies, including the purchase and sale of goods and services.
Capital Contributions
SoftBank is our ultimate parent company and, following this offering, will be our controlling stockholder. As of the date of this prospectus, SoftBank and its affiliates hold 100% of the Series B Common Units and
83.3% of the Series D Preferred Units of Energy Global (our indirect parent entity), representing
aggregate cash contributions of approximately $     billion.
Intercompany Balances and Debt from Related Parties
As of March 31, 2026, December 31, 2025 and 2024, receivables from related parties were $0.3 million,
$0.2 million and $0.0 million, respectively, and represented amounts owed to us for bill payments made on behalf of SB Energy Global Holdings Limited and its subsidiaries.
As of March 31, 2026, December 31, 2025 and 2024, payables to related parties were $12.0 million, $0.2 million and $18.4 million, respectively, and represented amounts owed to SB Energy Global Holdings One
Limited for a tax payment made on behalf of SBE US Holdings One, LLC.

As of March 31, 2026, December 31, 2025 and 2024, debt from related parties was $709.5 million, $709.5 million and $410.0 million, respectively, and represented intercompany revolving promissory notes between us, as borrower, and SBE Global, LP, our direct parent, as lender, bearing interest at annual rates of 6.000% and 7.272%, with approximately $410.0 million bearing interest at 7.272% and approximately $299.5 million bearing interest at 6.000%.
Trademark License Agreement
On March 28, 2024, SBE Global, LP (our direct parent) entered into a First Amended and Restated
License Agreement with SoftBank (amending and restating a prior agreement dated May 9, 2022), pursuant to which SoftBank grants to SBE Global, LP and certain of its permitted affiliates a non-
exclusive, non-transferable license to use certain trademarks and domain names (including the “SB
Energy” brand name) solely within the United States in connection with the sale of electrical energy products and renewable energy credits, and services related to renewable energy projects. SoftBank is and remains the exclusive owner of the licensed marks, and any goodwill arising from the use of the licensed marks by SBE Global, LP and its permitted affiliates belongs to SoftBank. The license has an initial term of one year and automatically renews for additional one-year periods unless either party provides written notice of non-renewal at least one month before the then-current term expires. The license will automatically terminate if our direct parent SBE Global, LP is no longer controlled by
SoftBank, and the rights of any permitted affiliate under the license will automatically terminate if such permitted affiliate is no longer controlled by SBE Global, LP, in which case such permitted affiliate is required to cease all use of the licensed marks immediately. Under the license agreement, SBE Global,
LP and its permitted affiliates are obligated to indemnify SoftBank against third-party infringement claims arising from their use of the licensed marks, except to the extent such claims arise from SoftBank's breach of the agreement. This indemnity obligation is uncapped. The agreement provides that, in consideration of SBE Global, LP's and its permitted affiliates' use of the licensed names and trademarks,
SBE Global, LP will pay aggregated annual royalties to SoftBank equal to the consolidated gross profit of
SBE Global, LP and its permitted affiliates multiplied by 1%, with consolidated gross profit calculated under the methodology specified in the agreement. For the years ended December 31, 2025 and 2024, fees payable pursuant to such agreement totaled approximately $0 million and $0 million, respectively.
Data Center Lease, SoftBank Guaranty and Affiliate Commercial Arrangements
One of our subsidiaries entered into a lease agreement dated November 7, 2025 with an affiliate of
SoftBank as tenant for premises associated with Cosmos. The lease provides for a 15-year initial term, with an option to renew for an additional 10-year period, and is structured as a triple-net lease with 100%
operating expense pass-through, rent based on a percentage return on total project cost with annual escalators and limited tenant termination rights. The lease is expected to commence in stages between
2026 and 2027, with rent commencement for each phase occurring on the earlier of a specified outside date or the date the applicable phase achieves RFS status.
Under the lease, the tenant has no general right to terminate for convenience, but the following events may give rise to tenant termination rights: (i) an event of fire or other casualty damaging the project site
(subject to certain provisions providing for landlord’s repair period), (ii) seizure under eminent domain or condemnation of all or a material portion of the project site or (iii) violation by the landlord of sanctions and anti-money laundering related representations, warranties or obligations set forth in the lease.
The lease also permits tenant to request change orders to modify the design documents or construction schedules during the construction process, including increase or decrease of the total IT capacity, which in turn may extend project timelines and delay rent commencement or reduce total rent payments under the lease in the event that total data center capacity is reduced.
SoftBank Group Capital Limited has delivered a guaranty in favor of our subsidiary for the obligations of the tenant under the lease, which the guarantor and our subsidiary anticipate to be approximately $2.905 billion in the aggregate. In addition, we pay annual royalties to SoftBank equal to 1% of our consolidated gross profit under a trademark license agreement. Our operations are also subject to a National Security

Agreement with CFIUS in connection with SoftBank’s ownership of our U.S. operations. See “Risk Factors
—Risks Related to Our Business and Operations.”
An affiliate of SoftBank delivered a guaranty dated November 7, 2025 in favor of our subsidiary for the obligations of the tenant under the lease, and the guarantor and our subsidiary anticipate that the aggregate exposure under the guaranty is approximately $2.905 billion.
On March 25, 2026, our subsidiary and the tenant, with the guarantor solely with respect to specified provisions, entered into a lease amendment, which increased the total costs recoverable under the lease.
Cosmos Financing
On May 7, 2026, our subsidiary issued $999.0 million aggregate principal amount of 8.875% Senior
Secured Notes due 2031 to finance the Cosmos research and development center. One of our parent entities, Energy Global, provided a completion guaranty for the benefit of the noteholders. Except for the completion guaranty described above, none of SoftBank or its affiliates or our parent entities is a guarantor of the notes.
National Security Agreement
On December 23, 2019, SoftBank and certain of its subsidiaries entered into a National Security
Agreement with CFIUS in connection with SoftBank’s ownership of our U.S. operations, as supplemented on September 20, 2021. The National Security Agreement imposes certain compliance obligations on us, including restrictions on vendors, cybersecurity requirements and project sale notification procedures.
See “Risk Factors—Risks Related to Our Business and Operations - We are subject to risks associated with national security regulations due to our foreign ownership.”
Tax Sharing Agreement
On March 4, 2022, we entered into a U.S. State and Local Tax Sharing Agreement (“TSA”) with SB Group
US, Inc. that governs the respective rights, responsibilities and obligations of us and SB Group US, Inc.
with respect to certain state and local tax matters in jurisdictions and for taxable periods in which SB
Group US, Inc. is required to file tax returns on a consolidated, combined, unitary or other group basis with us (the “Combined Returns”). Among other things, the TSA (i) allocates responsibility for the preparation and filing of the Combined Returns and the payment of taxes due in connection therewith, (ii)
determines the appropriate allocation of any such tax liability between SB Group US, Inc. and us such that each party pays their respective tax liability as if filed on a separate basis, (iii) requires compensation to be paid by us to SB Group US, Inc. to the extent we use any tax attributes properly allocable to SB
Group US, Inc. to offset taxes otherwise allocable to us and vice versa, (iv) allocates responsibility for the conduct of tax contests arising with respect to the Combined Returns, and (v) ensures that the parties are aligned on cooperating and coordinating with respect to the Combined Returns.
Transactions with OpenAI
Neither OpenAI nor any of its affiliates is selling shares in this offering, acting as an underwriter or otherwise participating in the offering in any capacity other than as an existing equity holder subject to customary lock-up arrangements. We are dependent on OpenAI as our anchor data center tenant, representing a significant portion of our signed lease capacity, and any adverse change in OpenAI’s financial condition, competitive position or willingness to perform its contractual obligations could materially and adversely affect our business. For a more complete discussion of our relationship with, and dependence upon, OpenAI, see “Risk Factors—Risks Related to Our Business and Operations” and
“Principal Stockholders.”
Equity Investment and Conversion
On January 9, 2026, OpenAI, which is expected to hold an indirect interest in more than 5% of our outstanding common stock following this offering and a distribution from Energy Global, made an equity investment of $500.0 million in Energy Global through the purchase of 500,000 Series D Preferred Units at a price of $1,000 per unit. Upon a “Specified QPO” (which includes this offering), each Series D
Preferred Unit will automatically convert into Series B Common Units of Energy Global. Following the
Corporate Conversion, Energy Global holds its interest in shares of our common stock, which may be distributed to its partners after the expiration of the 180-day lock-up period applicable to this offering.
Warrants
In January 2026, in connection with  the Foundation Agreement and the Milam County data center facility lease arrangements with OpenAI, we issued the OpenAI Warrants consisting of the right to purchase up
an aggregate of            shares of our common stock at a nominal exercise price of $0.01 per share.
The OpenAI Warrants have a ten-year term, expiring January 9, 2036, and vest in tranches upon the achievement of specified operational, commercial, financing and equity valuation milestones, including the completion of this offering. Vested OpenAI Warrants are exercisable, on a net (cashless) basis, in whole or in part at the option of the holder at any time prior to expiration. In addition, to the extent not previously exercised, all vested OpenAI Warrants will be automatically exercised immediately prior to, and conditioned upon, the completion of this offering. Upon vesting, each OpenAI Warrant is automatically exchanged for a  Warrant of Energy Global that is exercisable for Series B Common Units of Energy
Global at an exercise price of $0.01 per unit on a net (cashless) basis. Through the contribution and retirement mechanics described under “Corporate Reorganization,” the exercise of these warrants results in the issuance of an equivalent number of shares of our common stock to Energy Global, which shares may be distributed to its partners after the expiration of the 180-day lock-up period applicable to this offering. The tranche of OpenAI Warrants that was vested as of the date of this prospectus, together with the tranche that vests upon the completion of this offering (which constitutes a Specified QPO), will be exercised in connection with this offering. As of March 31, 2026, 868,934 of the OpenAI Warrants were vested.
The OpenAI Warrants also provide for accelerated vesting in specified circumstances. If we undergo a change of control on or before January 9, 2032 (the sixth anniversary of issuance), all then-unvested warrants automatically vest and are exchanged as described above; if a change of control occurs after that date, any then-unvested warrants are automatically cancelled. In addition, if OpenAI becomes entitled to terminate the Foundation Agreement as a result of specified breaches, OpenAI may elect to accelerate the vesting of the then-unvested warrants in lieu of terminating.
As of          , 2026, assuming full vesting, automatic exercise, and giving effect to the Corporate
Conversion, the OpenAI Warrants would result in the issuance of approximately          shares of common
stock (assuming a cashless exercise based on an assumed initial public offering price of $          per
share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus).
Following the completion of this offering, unvested OpenAI Warrants will represent the right to acquire up
to          shares of our common stock,  based on an assumed initial public offering price of $          per
share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The OpenAI Warrants are the only warrants of SE Global Holdings, Inc. outstanding as of the date of this prospectus, and we do not expect to issue additional warrants in connection with this offering, other than through the exchange and exercise of vested OpenAI Warrants described above. On a gross exercise basis, each OpenAI Warrant results, in the issuance of one share of our common stock to Energy Global,
so that the            OpenAI Warrants correspond, fully vested, to an aggregate of            shares of our
common stock. Because the OpenAI Warrants are instead exercised on a net (cashless) basis at the nominal exercise price of $0.01, the number of shares actually issued will be less than the number of warrants exercised, and will depend on the fair market value of the underlying equity at the time of exercise (which, for the tranche that vests upon the completion of this offering, equals the initial public offering price per share). Given the nominal exercise price, the net number of shares issued approximates the number of warrants exercised, subject to that reduction. See “Prospectus Summary—OpenAI
Warrants” and “Dilution” for the number of shares issuable at various assumed initial public offering prices. The OpenAI Warrants are subject to customary adjustment provisions for stock splits, combinations, recapitalizations and similar transactions affecting, as set forth in the applicable warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.
The following table summarizes the material terms and vesting conditions of each tranche of the OpenAI
Warrants:

Tranche	Vesting Trigger	Aggregate Interests	Status

Total ..............................................................................................

Valuation. The OpenAI Warrants are classified as liability instruments and are remeasured at fair value at each reporting period, with changes in fair value reflected in our results of operations. The fair value of the warrant liability is determined using a Monte Carlo simulation within an option pricing framework, incorporating Level 3 inputs including the estimated fair value of the underlying equity interests, expected volatility, contractual term, risk-free interest rate, expected distributions, and the probability and timing of achievement of specified vesting milestones. As of the issuance date of January 9, 2026, the fair value of the warrant liability was approximately $3.646 billion. As of March 31, 2026, the fair value of the warrant liability was approximately $2.867 billion. Upon commencement of the related data center leases, the cost of the warrants will be recognized as a reduction of lease revenue over the applicable lease term.
Related-party considerations. The nominal $0.01 exercise price of the OpenAI Warrants was established in the context of the broader commercial relationship, including the Foundation Agreement, the lease commitments for approximately 753 MW of critical IT capacity at the Milam County campus, and
OpenAI’s $    million equity investment. The warrant agreement is intended as a material inducement for
OpenAI to enter into the Foundation Agreement and as an incentive for OpenAI to engage in the related transactions, including the data center lease arrangements, and the parties have agreed to treat the warrant agreement as giving rise to a discount or allowance in respect of payments required to be made under the lease arrangements. No independent third-party appraisal of the exercise price was obtained.
Our board of directors evaluated the economic trade-offs of the warrant issuance in the context of the overall commercial relationship, including the expected long-term lease revenue, OpenAI’s guaranty of tenant obligations under the lease arrangements, and the strategic benefits of the partnership.
Dilution Sensitivity Analysis
Because the OpenAI Warrants are exercisable on a net (cashless) basis at a nominal exercise price of
$0.01 per share, the number of shares of common stock issuable upon exercise varies with the fair market value of the underlying equity at the time of exercise. For the tranche of OpenAI Warrants that vests upon the completion of this offering, the fair market value used to determine the number of net shares issuable equals the initial public offering price per share. The following table illustrates the potential dilutive effect of the OpenAI Warrants at various assumed initial public offering prices:

Assumed IPO Price Per Share	Net Shares Issuable Upon Exercise of OpenAI Warrants That Vest Upon This Offering	Net Shares Issuable Assuming Full Vesting of All Tranches	Percentage of Outstanding Common Stock (Post-Offering, Fully Diluted)
$_____ (low end of range) ........................................................	_____	_____	_____%
$_____ (midpoint of range) .......................................................	_____	_____	_____%
$_____ (high end of range) ......................................................	_____	_____	_____%

Foundation Agreement and Governance Rights
The equity investments by SoftBank and OpenAI were made in connection with the Milam County data center lease arrangements with OpenAI, and the Foundation Agreement, dated January 9, 2026, among
OpenAI, Energy Global, and SoftBank Group Corp (the “Foundation Agreement”). . The Foundation
Agreement also provided that OpenAI had certain acquisition rights with respect to the Series A Preferred
Units in specified circumstances; however, those rights will become moot upon completion of the Ares
Redemption prior to this offering. The Foundation Agreement contains no termination trigger tied to this offering and may be terminated only by mutual consent or by OpenAI for specified breaches; accordingly, its principal covenants-—including ride-along rights, the AI services commitment, the project development covenants and the software purchase obligations, will remain in effect following this offering,  unless separately amended. Pursuant to the Foundation Agreement, we have committed to minimum annual purchases of OpenAI software and services of $10.0 million for 2026, $15.0 million for 2027 and $25.0
million for 2028. As of                    , 2026, we had paid OpenAI an aggregate of $          for use of such
software across our enterprise. Certain governance rights held by OpenAI are expected to remain in effect following the completion of this offering. The parties are currently negotiating the scope and terms of OpenAI’s post-IPO governance rights, and we intend to describe such rights more fully in a subsequent amendment to this registration statement. For a description of the risks associated with these rights, see
“Risk Factors—Risks Related to Our Corporate Structure and Ownership.”
Data Center Executory Contracts
On January 9, 2026, Milam County DC, LLC, one of our subsidiaries, as landlord, and Orion DC I, LLC, an affiliate of OpenAI, as tenant, entered into two separate triple-net data center lease agreements for data center buildings to be constructed in Milam County, Texas. Building 1 is designed for approximately
308 MW of critical IT capacity and Building 2 is designed for approximately 445 MW of critical IT capacity, for a combined total of approximately 753 MW of critical IT capacity across the Milam County campus, with each building comprising approximately 650,000 square feet. Each lease has an initial term of 15 years, with two 10-year extension options available to the tenant. Rent under each lease is structured on a yield-on-cost basis with an annual escalator.
Each lease also grants the tenant a buy-out option, that may become exercisable if applicable ready-for-
service conditions are not satisfied within specified periods after target ready-for-service dates. Under such option,  the tenant may elect to purchase the applicable premises at a price determined in accordance with the terms of the lease, subject to prior written notice and compliance with specified conditions precedent. If the tenant exercises its buy-out option, we would transfer ownership of the applicable data center building, and the lease with respect to such building would terminate upon consummation of the purchase. . Tenant may only elect to exercise the buy-out option in the event that the first data hall of the applicable data center building is delayed beyond the target delivery date set forth in the applicable lease by 365 days of more.
An OpenAI affiliate and the tenant guarantor under each lease executed a joinder to each lease pursuant to which it unconditionally guaranteed, and promised to pay and perform, all liabilities and obligations owed by the tenant to our subsidiary under the applicable lease. One of our parent entities approved completion guaranties in connection with the lease agreements, and those completion guaranties are for the benefit of the tenant under the applicable lease. Pursuant to the Foundation Agreement, OpenAI has been granted customary commercial rights to expansion capacity with respect to future development opportunities, subject to the terms and procedures set forth in the Foundation Agreement.
In connection with the Milam County data center campus, we expect to deliver electricity to the tenant from co-located power generation assets pursuant to on-site power supply agreements. Under our vertically integrated model, we pair data center lease arrangements with dedicated power generation at the same site, enabling us to provide the tenant with long-term, predictable power costs for the duration of the lease and reducing the tenant’s exposure to wholesale market volatility. As of the date of this prospectus, we had developed more than 1.3 GW of incremental power generation capacity in Milam
County, and these co-located power assets are expected to serve a substantial portion of the data center campus’s total electricity needs.
AI Software and Services
In connection with our operations, we purchase AI software and services from OpenAI, including access to ChatGPT Enterprise for use across our organization. We have committed to minimum purchases of
OpenAI software and tools of $10.0 million,$15.0 million, and $25.0 million for 2026, 2027, and 2028, respectively. This arrangement is part of our broader commercial relationship with OpenAI, which also includes the software and tools spending commitments under the Foundation Agreement described above. Our use of ChatGPT Enterprise supports internal productivity, data analysis, and operational workflows across our business. Because OpenAI is expected to be the beneficial owner of more than 5%
of our outstanding common stock following this offering and a distribution from Energy Global, this arrangement constitutes a related party transaction. See “Risk Factors—Risks Related to Our Business and Operations—We are substantially dependent on OpenAI as a tenant and strategic partner, and any adverse change in its financial condition or willingness to perform its contractual obligations could materially and adversely affect our business.” and “—Foundation Agreement and Governance Rights.”
Corporate Opportunities
Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, an Excluded Opportunity. An
“Excluded Opportunity” is any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into the possession of, (i) any director who is not our or any of our subsidiaries’ employee, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee, or agent of any such holder, other than someone who is our or one of our subsidiaries’ employee (each, a “Covered Person”), unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of, a
Covered Person expressly and solely in such Covered Person’s capacity as a director.
Director and Officer Indemnification and Insurance
As discussed elsewhere in this prospectus, our Certificate of Incorporation and Bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. For further information, see “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and
Directors.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Review of Related Party Transactions
The related party arrangements described above were negotiated at arm's length among us, SoftBank and OpenAI in the context of a broader strategic relationship among the parties. Although SoftBank is our controlling stockholder, the participation of independent third parties with adverse economic interests—
primarily OpenAI, as anchor data center tenant and warrant holder, and Ares, as preferred equity investor with senior economic rights—imposed rigorous third-party controls on the negotiation process and ensured that key commercial terms were subject to the scrutiny and approval of counterparties whose interests were not aligned with those of SoftBank. Each of OpenAI and Ares was separately represented by independent legal and financial advisors, negotiated vigorously on economic terms including rent structure, lease milestones, warrant vesting conditions, preferred return and redemption mechanics, and exercised meaningful leverage over deal terms by virtue of its independent capital commitment and contractual position. The presence of these independent counterparties required us to justify and defend the commercial terms of each arrangement on a standalone basis, effectively replicating the discipline of an arm's-length process.
In addition, our board of directors was actively involved in the review and approval of each arrangement.
With the assistance of outside legal counsel, management presented the board with detailed summaries of the material terms, strategic rationale and available alternatives for each transaction over the course of multiple meetings, and directors with a personal interest in or affiliation with the applicable counterparty recused themselves from the relevant deliberations and vote. In determining that the terms were appropriate, the board considered the totality of the circumstances, including the arm's-length nature of the negotiations with OpenAI and Ares, the independent controls imposed by those counterparties,
SoftBank's essential role as financial sponsor enabling our rapid growth, OpenAI's position as anchor data center tenant and counterparty to a multi-billion dollar development pipeline, the limited number of counterparties capable of transacting at this scale and within the required timeframes, and we need for committed capital and contracted revenue to execute its business plan.
Following the completion of this offering, all future related party transactions will be subject to the review and approval procedures set forth in our Related Person Transaction Policy, as described below, which requires that any related person transaction be reviewed and approved or ratified by a committee of our board of directors composed solely of independent, disinterested directors or by the disinterested members of the board of directors. Our audit committee will also periodically review and oversee all related party transactions on an ongoing basis in accordance with its charter.
Review of Conflicts of Interest
Conflicts Arising from Dual Roles
SoftBank and OpenAI each serve in multiple capacities in relation to us. SoftBank is our controlling stockholder and financial sponsor and, through affiliates, is also the tenant under our Cosmos research and development center lease and the guarantor of that tenant’s obligations. OpenAI is a significant equity investor and warrant holder, the anchor tenant under our Milam County data center leases, and our commercial counterparty under the Foundation Agreement. Unlike companies whose major customers, investors and commercial partners are unaffiliated third parties, the combination of ownership control, customer concentration and commercial counterparty status in single related parties creates inherent conflicts that may affect our operations, strategic decision-making and the enforcement of our contractual rights. For example, our board of directors’ willingness or ability to enforce lease obligations or pursue remedies against a tenant that is simultaneously our controlling stockholder (or a significant investor with board designation rights) may be constrained in ways that would not apply with respect to an unaffiliated tenant. Similarly, OpenAI’s interests as a tenant seeking favorable lease economics may at times diverge from its interests as a warrant holder whose returns depend on our equity value, and both may differ from the interests of our public stockholders.
Identification and Evaluation of Conflicts
We treat any proposed transaction, amendment or business decision in which SoftBank, OpenAI or their respective affiliates is a counterparty, beneficiary or interested party as presumptively subject to heightened review under our Related Person Transaction Policy (described below). In connection with any such matter, management is required to identify and disclose to the reviewing body the nature of the conflict, including the related person’s direct or indirect interest in the transaction, the material terms and approximate dollar value involved, and the strategic rationale and available alternatives. This process is designed to ensure that potential conflicts are surfaced and evaluated before any commitment is made on behalf of us.
Management of Conflicts
Following the completion of this offering, our Related Person Transaction Policy will require that any related person transaction be reviewed and approved or ratified by our audit committee, which is composed entirely of independent directors, or by the disinterested members of the board of directors. No related person transaction may be entered into, amended or renewed without the prior approval of the audit committee (or, where applicable, the disinterested directors), and directors affiliated with or designated by the interested counterparty will recuse themselves from deliberations and voting on the applicable matter. The audit committee's charter provides for periodic review and ongoing oversight of all related person transactions for potential conflicts of interest, including the authority to establish standing pre-approvals for categories of transactions that satisfy specified criteria and to revoke any such pre-
approval at any time. For significant related party matters, we expect to engage independent outside legal counsel to advise the disinterested directors. In addition, our board of directors has appointed a lead independent director who, among other responsibilities, serves as a liaison between independent directors and management on matters involving related party conflicts.
Our Policy Regarding Related Party Transactions
Our board of directors recognizes that transactions with related persons present a heightened risk of conflicts of interest, improper valuation, or the perception thereof. It is our policy that all transactions between us and related persons be conducted on terms no less favorable to us than those that could be obtained in arm’s length transactions with unrelated third parties. Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the Nasdaq. Under the new policy:
•any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and
•any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.
In connection with the review and approval or ratification of a related person transaction:
•management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;
•management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;
•management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the
Securities Act or the Exchange Act and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with the
Securities Act and the Exchange Act and related rules; and

•management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-
Oxley Act.
In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-
employee director, should consider whether such transaction would compromise the director’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC. The committee or disinterested directors, as applicable, must also determine that the terms of the related person transaction are comparable to those that could be obtained in an arm’s length transaction with an unrelated party and that the transaction is in, or not inconsistent with, the best interests of the company and its stockholders.
Limitations on Governance Mechanisms
Notwithstanding these procedures, we will be a “controlled company” under the Nasdaq rules following this offering and intend to rely on certain exemptions from corporate governance requirements, including exemptions from the requirements that a majority of the board consist of independent directors and that the compensation and nominating committees be composed entirely of independent directors. As a result,
SoftBank will have the ability to influence or determine the outcome of matters submitted to a vote of the board or stockholders, including matters that do not require disinterested director approval under our
Related Person Transaction Policy. In addition, our Certificate of Incorporation will contain a corporate opportunities waiver permitting SoftBank, OpenAI and their respective affiliates to pursue business opportunities—including data center, power and AI infrastructure opportunities—without offering them to us, even where those opportunities could be material to our business. There can be no assurance that the governance mechanisms described above will be sufficient to fully mitigate the conflicts inherent in these relationships or that transactions with related parties will be on terms as favorable to us as those available from unaffiliated third parties. See “Risk Factors—Risks Related to Our Corporate Structure and
Ownership,” “Management—Controlled Company Status” and “Description of Capital Stock—Corporate
Opportunities.”

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following summarizes the material terms of our outstanding indebtedness as of March 31, 2026. As of that date, on a consolidated basis, we had approximately $2.7 billion in aggregate principal amount of indebtedness outstanding (approximately $2.5 billion net of unamortized issuance costs and discount), all of which was secured. Except as otherwise noted, none of the indebtedness described below is a direct obligation of, or guaranteed by, SE Global Holdings, Inc.; each facility is an obligation solely of the applicable subsidiary borrower, secured solely by that borrower’s assets (and, where applicable, its project-level subsidiaries), with no recourse to SE Global Holdings, Inc. or any non-guarantor affiliate.
These summaries are qualified in their entirety by reference to the underlying agreements filed as exhibits to this registration statement.
New Credit Facility
In connection with this offering and the transactions described under “Corporate Reorganization,” SE
Global Holdings, Inc. (or a to-be-designated subsidiary) expects to enter into the Credit Facility in an
aggregate principal amount of $           billion, with           , as administrative agent,           , as collateral
agent, and the lenders party thereto.
Facilities. The Credit Facility is expected to provide for a senior secured term loan facility in an aggregate
principal amount of $          , a senior secured revolving credit facility in an aggregate commitment amount
of $          ,with a letter of credit sublimit of $           .
Use of Proceeds. The proceeds of the Credit Facility will be used to (i)  repay in full the amounts outstanding under our Hickory Facilities, (ii) fund working capital and general corporate purposes, and (iii)
pay fees and expenses incurred in connection with the Credit Facility.
Maturity. The Credit Facility is expected to mature on           .
Interest Rate. Borrowings under the Credit Facility are expected to bear interest at a rate per annum
equal to           .
Guarantees and Security. The obligations under the Credit Facility are expected to be guaranteed by
certain subsidiaries of SE Global Holdings, Inc. and secured by           .
Covenants. The Credit Facility is expected to contain customary affirmative and negative covenants,
including            as well as negative covenants that limit or restrict, among other things,           .
Events of Default. The Credit Facility is expected to contain customary events of default, including failure to make payments when due, breach of representations and warranties, covenant defaults, cross-default to other material indebtedness, bankruptcy and insolvency events, material judgment defaults, and change of control.
Conditions Precedent. The closing of the Credit Facility is subject to the negotiation and execution of
definitive financing documents and satisfaction of customary conditions precedent, including           .
There can be no assurance that the Credit Facility will be entered into on the terms described above, or at all. The terms of the Credit Facility remain subject to negotiation, and the definitive terms will be described in a pre-effective amendment to this registration statement.
Hickory Credit Agreement
On October 18, 2023, SE Global Borrower, LLC (the “Global Borrower”), a Delaware limited liability company and our indirect wholly owned subsidiary, entered into a credit agreement (as amended and restated on October 22, 2025, the “Hickory Credit Agreement”) with Deutsche Bank Trust Company
Americas, as administrative agent and collateral agent, and Deutsche Bank AG, New York Branch, Banco
Santander, S.A., New York Branch, and Nomura Securities International, Inc., as coordinating lead arrangers. The obligations under the Hickory Credit Agreement are solely obligations of the Global
Borrower and are not guaranteed by, and are non-recourse to, SE Global Holdings, Inc.
Facilities.  The Hickory Credit Agreement provides for (i) a senior secured term loan facility in an aggregate principal amount of $263.0 million (the “Term Loan Facility”), (ii) a senior secured revolving credit facility in an aggregate commitment amount of $262.0 million (the “Revolving Facility”), and (iii) a letter of credit facility in an aggregate commitment amount of $475.0 million (the “LC Facility” and, together with the Term Loan Facility and Revolving Facility, the “Hickory Facilities”).
Outstanding Balance. As of March 31, 2026, approximately $473.0 million was outstanding under the
Hickory Facilities (consisting of the Term Loan Facility and the Revolving Facility combined).
Maturity.  The Hickory Facilities mature on October 18, 2027.
Interest Rate.  Borrowings under the Hickory Facilities bear interest at a rate per annum equal to the six-
month Term SOFR plus a margin of 375 basis points. The Global Borrower has entered into interest rate swap agreements with an aggregate notional amount of approximately $197.2 million to hedge the floating rate exposure, at weighted average fixed rates of approximately 3.76%, maturing on October 18,
2027.
Guarantees and Security.  The obligations under the Hickory Credit Agreement are guaranteed by SB
Energy Global (as pledgor) and by SBE US Holdings One, LLC and SE US Holdings Three, LLC (as
subsidiary guarantors). The Hickory Facilities are secured by a first-priority lien on substantially all assets of the Global Borrower and the subsidiary guarantors, including a pledge of the equity interests in the
Global Borrower and the subsidiary guarantors, pursuant to a Guarantee, Pledge and Security
Agreement. Funds are subject to a Depositary Agreement with East West Bank.
Covenants.  The Hickory Credit Agreement contains customary affirmative and negative covenants for project finance facilities, including financial covenants requiring the maintenance of minimum debt service coverage ratios and minimum liquidity levels, as well as negative covenants that limit or restrict, among other things, the incurrence of additional indebtedness, the creation of liens, investments, asset sales, and the making of restricted payments. The Global Borrower is also required to deliver periodic financial statements and compliance certificates.
Events of Default.  The Hickory Credit Agreement contains customary events of default for project finance facilities, including failure to make payments when due, breach of representations and warranties, covenant defaults, cross-default to other material indebtedness, bankruptcy and insolvency events, material judgment defaults, and change of control. Upon the occurrence of a change of control (including a change in the ultimate ownership or control of the Global Borrower), the lenders may accelerate the outstanding obligations.
Big Five Senior and Mezzanine Credit Facilities
On January 24, 2024, certain indirect subsidiaries of SE Global Holdings, LLC entered into senior and mezzanine credit agreements (collectively, the “Big Five Credit Facilities”) with MUFG Bank, Ltd., as administrative agent and sole arranger, to refinance a prior 6.00% Senior Secured Notes program with an aggregate principal amount of $424.3 million. The obligations under the Big Five Credit Facilities are solely obligations of the respective subsidiary borrowers described below and are not guaranteed by, and are non-recourse to, SE Global Holdings, Inc. The Big Five Credit Facilities consist of the following:
Senior Borrower 1 Term Loan. Big Five Holdco 1, LLC, a Delaware limited liability company, is the borrower under a senior secured term loan facility in the principal amount of $162.2 million, together with a debt service reserve letter of credit facility of $8.4 million. Borrowings bear interest at daily compounded
SOFR plus a margin of 200 basis points. The facility matures on January 29, 2034. As of March 31, 2026,
$162.2 million was outstanding. The facility is secured by 100% of the membership interests of certain
Class B Members pledged as collateral.

Senior Borrower 2 Term Loan.  Big Five Holdco 2, LLC, a Delaware limited liability company, is the borrower under a senior secured term loan facility on substantially identical terms to the Senior Borrower
1 Term Loan, with a principal amount of $162.2 million and a debt service reserve letter of credit facility of
$8.4 million. Borrowings bear interest at daily compounded SOFR plus a margin of 200 basis points, maturing January 29, 2034. As of March 31, 2026, $162.2 million was outstanding. The facility is secured by 100% of the membership interests of certain Class B Members pledged as collateral.
Big Five Holdco 1, LLC and Big Five Holdco 2, LLC (collectively, the “Senior Borrowers”) have jointly entered into an interest rate swap agreement with an aggregate notional amount of $243.9 million at a fixed rate of 3.95%, maturing January 25, 2034, to hedge the floating rate exposure under the senior facilities.
Mezzanine Borrower 1 Term Loan.  Big Five Intermediate Holdco 1, LLC, a Delaware limited liability company, is the borrower under a mezzanine secured term loan facility in the principal amount of $50.0 million, together with a project letter of credit facility of $15.0 million and a debt service reserve letter of credit facility of $1.6 million. Borrowings bear interest at daily compounded SOFR plus a margin of 300 basis points. The facility matures on January 29, 2029, with the full principal due as a bullet payment at maturity. As of March 31, 2026, $50.0 million was outstanding. The facility is secured by a pledge of 50%
of the membership interests of Big Five Pledgor, LLC (the “Senior Pledgor”).
Mezzanine Borrower 2 Term Loan. Big Five Intermediate Holdco 2, LLC, a Delaware limited liability company, is the borrower under a mezzanine secured term loan facility on substantially identical terms to the Mezzanine Borrower 1 Term Loan, with a principal amount of $50.0 million, together with a project letter of credit facility of $17.0 million and a debt service reserve letter of credit facility of $1.6 million.
Borrowings bear interest at daily compounded SOFR plus a margin of 300 basis points, maturing January
29, 2029, with the full principal due as a bullet payment at maturity. As of March 31, 2026, $50.0 million was outstanding. The facility is secured by a pledge of 50% of the membership interests of the Senior
Pledgor.
Big Five Intermediate Holdco 1, LLC and Big Five Intermediate Holdco 2, LLC (collectively, the
“Mezzanine Borrowers”) have jointly entered into an interest rate swap agreement with an aggregate notional amount of $75.0 million at a fixed rate of 3.93%, maturing January 25, 2029, to hedge the floating rate exposure under the mezzanine facilities.
Covenants and Events of Default.  Each of the Big Five Credit Facilities contains customary affirmative and negative covenants and events of default for project finance facilities, including restrictions on indebtedness, liens, investments, asset sales, and restricted payments, as well as customary events of default including failure to pay, breach of covenants, cross-default, and bankruptcy events.
Eiffel Term Loan
On December 6, 2023 (converting from an original construction financing dated March 31, 2023), Eiffel
Member B, LLC, our indirect subsidiary and sponsor of the Paris Farm Solar, LLC project, entered into a senior secured term loan (the “Eiffel Term Loan”) with MUFG Bank, Ltd., as administrative agent, and
Delaware Trust Company, as collateral agent. The obligations under the Eiffel Term Loan are solely obligations of the borrower and are secured solely by project-level assets. The Eiffel Term Loan is not guaranteed by, and is non-recourse to, SE Global Holdings, Inc.
Commitment and Outstanding Balance.  The total commitment under the Eiffel Term Loan is $91.1 million. As of March 31, 2026, approximately $88.7 million was outstanding.
Maturity.  The Eiffel Term Loan matures on December 6, 2033.
Interest Rate.  Borrowings bear interest at a rate per annum equal to six-month Term SOFR plus a margin of 175 basis points. The borrower has entered into an interest rate swap with a notional amount of
$65.8 million at a fixed rate of 3.45%, maturing October 31, 2033.

Security.  The Eiffel Term Loan is secured by 100% of the membership interests of Paris Farm Project
Company (wholly-owned by Eiffel TE Holdco, LLC), a leasehold deed of trust, and a security agreement covering project assets.
Amortization.  The Eiffel Term Loan amortizes over its term with scheduled principal repayments of approximately $1.6 million in 2026, $1.5 million in 2027, $1.4 million in 2028, $3.0 million in 2029, $4.6 million in 2030, and $77.4 million thereafter.
Orion Project Finance Facilities
Certain indirect subsidiaries of SE Global Holdings, LLC have entered into senior secured term loan and letter of credit facilities to finance the Ben Milam Solar project portfolio (comprising Ben Milam Solar 1,
Ben Milam Solar 2, and Ben Milam Solar 3), each of which converted from construction loan facilities upon project completion. The obligations under each of the Orion project finance facilities are solely obligations of the respective project-level subsidiary borrowers and are secured solely by the assets of the applicable project. These facilities are not guaranteed by, and are non-recourse to, SE Global
Holdings, Inc., although SBE US Holdings One, LLC (an indirect subsidiary of SE Global Holdings, LLC)
has provided limited sponsor guarantees in connection with certain of these facilities.
Orion 1 Member B Term Loan.  On October 30, 2024, Orion 1 Member B, LLC converted its construction loan into a senior secured term loan facility with Mizuho Bank, Ltd., as administrative agent, and U.S. Bank Trust Company N.A., as collateral agent. The facility provides for a term loan commitment of $85.0 million and a letter of credit facility of $28.8 million. Borrowings bear interest at six-month Term
SOFR plus 162.5 basis points. The facility matures on October 29, 2029. As of March 31, 2026, approximately $83.3 million was outstanding. The facility is secured by 100% of the membership interests of Ben Milam 1 Project Company (wholly-owned by Orion 1 TE Holdco, LLC). SBE US Holdings One, LLC has provided a Cash Diversion Guaranty and ITC Delta Guaranty. The borrower has entered into an interest rate swap with a notional amount of $64.3 million at a fixed rate of 3.76%, maturing July 31, 2044 and October 31, 2044.
Orion 2 Member B Term Loan. On November 26, 2024, Orion 2 Member B, LLC converted its construction loan into a senior secured term loan facility with MUFG Bank, Ltd., as administrative agent, and U.S. Bank Trust Company N.A., as collateral agent. The facility provides for a term loan commitment of $96.1 million and a letter of credit facility of $33.8 million. Borrowings bear interest at six-month Term
SOFR plus 187.5 basis points. The facility matures on November 26, 2034. As of March 31, 2026, approximately $92.3 million was outstanding. The facility is secured by 100% of the membership interests of Ben Milam 2 Project Company (wholly-owned by Orion 2 TE Holdco, LLC). The borrower has entered into an interest rate swap with a notional amount of $71.1 million at a fixed rate of 4.17%, maturing
January 31, 2044.
Orion 3 Member B Term Loan.  On September 3, 2024, Orion 3 Member B, LLC converted its construction loan into a senior secured term loan facility with Mizuho Bank, Ltd., as administrative agent, and U.S. Bank Trust Company N.A., as collateral agent. The facility provides for a term loan commitment of $98.2 million and a letter of credit facility of $37.1 million. Borrowings bear interest at six-month Term
SOFR plus 162.5 basis points. The facility matures on September 3, 2029. As of March 31, 2026, approximately $95.6 million was outstanding. The facility is secured by 100% of the membership interests of Ben Milam 3 Project Company (wholly-owned by Orion 3 TE Holdco, LLC). SBE US Holdings One, LLC has provided a Cash Diversion Guaranty and ITC Delta Guaranty. The borrower has entered into an interest rate swap with a notional amount of $73.8 million at a fixed rate of 3.37%, maturing August 31,
2044.
Covenants and Events of Default. Each of the Orion project finance facilities contains customary affirmative and negative covenants and events of default for project finance facilities, consistent with those described above with respect to the Hickory Facilities.

Pelicans Jaw Construction and Bridge Loans
On December 23, 2024, Pelicans Jaw Solar, LLC, our indirect subsidiary entered into a senior secured construction loan, bridge loan, and letter of credit facility (the “Pelicans Jaw Facility”). The obligations under the Pelicans Jaw Facility are solely obligations of Pelicans Jaw Solar, LLC and are secured solely by project-level assets. The Pelicans Jaw Facility is not guaranteed by, and is non-recourse to, SE Global
Holdings, Inc.
Commitment and Outstanding Balance. The total commitment under the Pelicans Jaw Facility is approximately $1,028.3 million (consisting of construction and bridge loan commitments), together with a letter of credit facility of $72.3 million. As of March 31, 2026, approximately $777.9 million was outstanding under the Pelicans Jaw Facility.
Interest Rate. Borrowings under the Pelicans Jaw Facility bear interest at a rate per annum equal to
SOFR plus a margin of 175 basis points. The borrower has entered into forward-starting interest rate swap agreements with aggregate notional amounts of approximately $364.1 million at weighted average fixed rates of approximately 4.20%, effective September 30, 2026 and maturing September 30, 2049.
Conversion and Maturity.  The construction loan is expected to convert to a term loan upon the earlier of the term loan conversion date, the tax equity final funding date, or March 31, 2027.
SE Cosmos 8.875% Senior Secured Notes due 2031
On May 7, 2026 (subsequent to the reporting date), SE Cosmos, LLC (the “Cosmos Issuer”), a Delaware limited liability company and indirect subsidiary of Energy Global (and a direct wholly-owned subsidiary of
Cosmos Pledgor, LLC), issued $999.0 million aggregate principal amount of 8.875% Senior Secured
Notes due 2031 (the “Cosmos Senior Secured Notes”) in a private offering under Rule 144A and
Regulation S under the Securities Act. The Cosmos Senior Secured Notes were issued at a price of
99.500% of their principal amount, generating gross proceeds of approximately $994.0 million, with a yield to maturity of 9.002%. The Cosmos Senior Secured Notes are solely obligations of the Cosmos
Issuer and are not obligations of, or guaranteed by, us or any of our other subsidiaries.
Maturity.  The Cosmos Senior Secured Notes mature on May 1, 2031.
Interest Rate. The Cosmos Senior Secured Notes bear interest at a fixed rate of 8.875% per annum, payable semi-annually in arrears on May 1 and November 1 of each year.
Trustee and Collateral Agent.  Wilmington Trust, National Association serves as trustee and collateral agent for the Cosmos Senior Secured Notes.
Security.  The Cosmos Senior Secured Notes are secured by a first-priority lien on substantially all tangible and intangible assets of the Cosmos Issuer, including all project level assets from (i) a pledge of the equity interests of the Cosmos Issuer held by Cosmos Pledgor, LLC, (ii) mortgages on real property of the Issuer, and (iii) a security agreement covering substantially all personal property of the Cosmos
Issuer.
Guarantees.  The Cosmos Senior Secured Notes are guaranteed, jointly and severally, on a senior secured basis by any future subsidiaries of the Cosmos Issuer. As of the issue date, the Cosmos Issuer had no subsidiaries. Energy Global (our indirect parent) has provided a completion guarantee in respect of the data center project in Austin, Texas, which constitutes a senior unsecured obligation of Energy
Global.
Use of Proceeds.  The net proceeds of the Cosmos Senior Secured Notes were used to (i) repay in full the outstanding bridge facility of $342.3 million, (ii) finance the construction of a data center project in
Austin, Texas, (iii) fund a debt service reserve account and (iv) pay transaction fees and expenses.
Covenants.  The indenture governing the Cosmos Senior Secured Notes contains customary restrictive covenants, including limitations on the incurrence of additional indebtedness, the creation of liens, asset sales, restricted payments, and transactions with affiliates, as well as covenants requiring the Cosmos
Issuer to maintain its status as a special purpose entity.
Events of Default.  The indenture contains customary events of default, including failure to pay principal or interest when due, breach of covenants, cross-default to other material indebtedness, and bankruptcy or insolvency events.
Optional Redemption.  The Cosmos Senior Secured Notes are subject to optional redemption by the
Cosmos Issuer at the prices and on the terms specified in the indenture.
Libra Construction and Bridge Loans
On March 13, 2026, Libra Project Company and Libra Member B, LLC, indirect subsidiaries of SE Global
Holdings, LLC, entered into senior secured construction and bridge loan facilities (the “Libra Facility”) with total commitments of approximately $2,446.3 million, together with a letter of credit facility of $98.0 million.
The maturity date of the Libra Facility is the earlier of (a) the term loan conversion date, (b) 60 days prior to the earlier of the tax equity commitment expiration date and the tax credit commitment expiration date,
(c) 60 days prior to the guaranteed completion date as defined in the applicable power purchase agreement, and (d) March 31, 2028. Borrowings bear interest at a rate per annum equal to SOFR plus a margin of 162.5 basis points. The obligations under the Libra Facility are solely obligations of the borrowers and are not guaranteed by, and are non-recourse to, SE Global Holdings, Inc.
Outstanding Balance.  As of March 31, 2026, approximately $415.2 million was outstanding under the
Libra Facility. An initial draw of approximately $415.2 million was made at closing, the proceeds of which were used to pay lender fees of $55.6 million and an outstanding notice-to-proceed payment of $174.0 million in connection with the Libra asset acquisition.
Athos Storage Construction and Bridge Loans
On March 19, 2026, Athos Storage, LLC and Athos Storage Member B, LLC, indirect subsidiaries of SE
Global Holdings, LLC, entered into senior secured construction and bridge loan facilities (the “Athos
Storage Facility”) with total commitments of approximately $679.4 million, together with a letter of credit facility of $78.0 million. Borrowings bear interest at a rate per annum equal to SOFR plus a margin of 175 basis points. The obligations under the Athos Storage Facility are solely obligations of the borrowers and are not guaranteed by, and are non-recourse to, SE Global Holdings, Inc.
Outstanding Balance.  As of March 31, 2026, approximately $181.3 million was outstanding under the
Athos Storage Facility. An initial draw of approximately $181.3 million was made at closing, the proceeds of which were used to pay lender fees of $15.5 million and reimburse equity contributions of $64.0 million.
Intercompany Notes
SE Global Holdings, Inc. is a party to intercompany notes payable to SBE Global, LP with an  outstanding balance as of March 31, 2026 of approximately $709.5 million. The intercompany notes are a direct obligation of SE Global Holdings, Inc. Interest on the intercompany notes is paid in cash on an annual basis.
We intend to repay the intercompany notes in full using cash on hand prior to the completion of this offering.

Summary of Indebtedness
The following table summarizes our material project-level and corporate indebtedness as of March 31,
2026, including the recourse or non-recourse status and any guarantees or similar obligations of SE
Global Holdings, Inc. or its intermediate holding company subsidiaries:

Financing	Amount Outstanding	Interest Rate	Maturity	Recourse / Non-Recourse	Guarantor(s) / Recourse Obligations
Hickory Facilities .....................................	~$473M	Variable/SOFR + margin	October 2026	Recourse (corporate)	SE Global Borrower, LLC (borrower); SBE US Holdings One, LLC (guarantor); SB Energy Global, LLC; SE US Holdings Three, LLC
Cosmos Senior Secured Notes ............	$999M	8.875% fixed	May 2031	Non-recourse (project)	Energy Global provides uncapped completion guaranty for project completion only (not a guarantee of the notes)
Libra Credit Facilities ..............................	~$2.4B commitment	Variable/SOFR + margin	Earlier of (a) the fifth anniversary of the Term Conversion Date (as defined in the Libra Credit Facilities) or (b) the date upon which the principal balance becomes due and payable	Non-recourse (project)
SBE US Holdings One, LLC
provides limited sponsor
guarantees, including tax equity
cash diversion, advance rate,
step-up and backended equity
guarantees, in each case subject
to caps and termination upon
specified project milestones

Pelicans Jaw Credit Facilities ...............	~$1.03B	Variable/SOFR + margin	Earlier of (a) the fifth anniversary of the Term Conversion Date (as defined in the Pelicans Jaw Credit Facilities) or (b) the date upon which the principal balance becomes due and payable	Non-recourse (project)
SBE US Holdings One, LLC
provides: bridge loan advance
rate guaranty (up to ~$100M,
provides limited sponsor
guarantees, including bridge loan
advance rate and domestic
content adder guarantees, in
each case subject to caps and
termination upon specified project
milestones

Athos Storage Credit Facilities .............	~$679M commitment	Variable/SOFR + margin	Earlier of (a) the tenth anniversary of the Term Conversion Date (as defined in the Athos Storage Credit Facilities) or (b) the date upon which the principal balance becomes due and payable	Non-recourse (project)
SBE US Holdings One, LLC
provides limited sponsor
guarantees, including tax equity
cash diversion and backended
equity guarantees, in each case
subject to caps and termination
upon specified project milestones

Big Five Senior (Sycamore) ..................	$324.4M	SOFR + 2.0%	January 2034	Non-recourse (project)	None at SE Global Holdings level
Big Five Mezzanine (Sycamore) ...........	$100.0M	SOFR + 3.0%	January 2029	Non-recourse (project)	None at SE Global Holdings level
Orion 1, 2, 3 Project Financings ...........	1: $84.98M 2: $96.12M 3: $98.18M	Variable/SOFR + margin	1: October 2029 2: November 2034 3: September 2029	Non-recourse (project)	SBE US Holdings One, LLC provides limited sponsor guarantees including domestic content adder guarantees and tax equity cash diversion guarantees
Eiffel Term Loan	$91.07M	Variable/SOFR + margin	December 2033	Non-recourse (project)	Construction holdco and TE holdco guarantee, pledge and security agreements

Recourse Obligations and Aggregate Guaranteed Exposure
As of March 31, 2026, our only material recourse corporate indebtedness was the Hickory Facilities
(approximately $473 million outstanding), which are obligations of SE Global Borrower, LLC and are guaranteed and secured by specified subsidiaries and pledged equity interests; SE Global Holdings, Inc.
is not itself a borrower or guarantor under those facilities. In addition, the intercompany notes payable to
SBE Global, LP (approximately $709.5 million outstanding as of March 31, 2026) are a direct obligation of
SE Global Holdings, Inc., which we intend to repay in full using cash on hand prior to the completion of this offering. All other project-level financings are structured as non-recourse to SE Global Holdings, Inc., meaning that the lenders' recourse is limited to the assets and cash flows of the applicable project-level subsidiary and the pledged equity interests in that subsidiary. However, our intermediate holding company subsidiary, SBE US Holdings One, LLC, has provided limited sponsor guarantees in connection with certain project financings, including guarantees covering tax equity cash diversions, advance rate shortfalls, domestic content adder risks, step-up basis shortfalls, and backended equity contributions.
These guarantees are generally capped in amount and terminable upon achievement of specified project milestones (such as receipt of tax credit monetization commitments or term conversion). In addition,
Energy Global  has provided an uncapped completion guaranty in connection with the $999.0 million
Cosmos Senior Secured Notes, obligating Energy Global to fund any shortfall necessary to complete construction of the Cosmos research and development center project. Based on management's current estimates, our maximum aggregate exposure under all outstanding recourse guarantees and completion obligations (assuming full draw on all capped guarantees and full liability under the Cosmos completion
guaranty) is approximately $     . However, many of these guarantees are expected to terminate or reduce as project milestones are achieved, and the actual exposure at any given time may be significantly less than this theoretical maximum.
Structural Priority and Subordination
Our corporate and financing structure results in multiple layers of structural subordination. Project-level creditors (including the holders of the Cosmos Senior Secured Notes and the lenders under the Libra,
Pelicans Jaw, Athos Storage, Big Five, Orion, and Eiffel facilities) have first-priority security interests in the assets of the applicable project-level subsidiaries and are senior in right of payment to SE Global
Holdings' equity interest in those subsidiaries. Corporate-level creditors under the Hickory Facilities have claims against the borrower and guarantor entities at the intermediate holding company level, which are structurally senior to the claims of our public stockholders but structurally subordinated to project-level creditors with respect to project assets. Our stockholders are subordinated to all project-level and corporate indebtedness, and will receive distributions or value only after all such creditors have been satisfied in full. In the event of a default at the project level, lenders may foreclose on project assets or equity pledges, and we could lose its entire investment in the affected project without any recovery for stockholders. See "Risk Factors—Risks Related to Our Indebtedness and Liquidity."
General
As of March 31, 2026, we were in compliance with all financial and other covenants under each of our outstanding debt agreements. We have entered into various interest rate swap agreements across our portfolio to manage exposure to fluctuations in floating interest rates, as described above with respect to the individual facilities.

DESCRIPTION OF CAPITAL STOCK
General
In connection with this offering, we will file the Certificate of Incorporation and adopt the Bylaws. The description below reflects our capital structure upon the effectiveness of our Certificate of Incorporation and Bylaws and the completion of this offering. Unless otherwise stated, the following is a description of the material terms of, and is qualified in its entirety by, our Certificate of Incorporation and Bylaws, the
forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. In this “Description of Capital Stock” section, “we,” “us,” “our,” and “our company” refer to SE Global
Holdings, Inc. and not any of its subsidiaries.
Upon completion of this offering, our authorized capital stock will consist of              shares of common
stock, par value $0.0001 per share and              shares of preferred stock, par value $0.0001 per share,
the rights and preferences of which our board of directors may establish from time to time. Upon
completion of this offering, our authorized capital stock will remain            shares of common stock and
           shares of preferred stock, in each case as set forth above.
After the transactions described under “Corporate Reorganization” and the completion of this offering, we
expect to have                 shares of our common stock outstanding held by               stockholders of record
and no shares of our preferred stock outstanding. Pursuant to our Certificate of Incorporation, our board of directors will have the authority, without stockholder approval, except as required by the listing standards of the Nasdaq, to issue additional shares of our common stock. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Dividend Rights
Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus”
or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
See “Dividend Policy” for additional information.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of our common stock vote together as a single class, unless otherwise required by law. The holders of our common stock do not have cumulative voting rights in the election of directors.
No Preemptive or Similar Rights
Holders of our common stock are not entitled to any preemptive rights, and our shares of common stock are not subject to conversion, redemption or sinking fund provisions.
Ownership Restrictions
Because of our holding company status under PUHCA with U.S. operating subsidiaries that are regulated by FERC as “public utilities” under the FPA, and any purchaser of our voting securities would be a
“holding company” under PUHCA if the purchaser acquires direct or indirect control over 10% or more of our voting securities, the voting securities of our public utility operating subsidiaries and the voting securities of any of our intermediate holding companies through which we may indirectly hold our interests in our public utility operating subsidiaries, or if FERC otherwise determines that the purchaser could directly or indirectly exercise control over our management or policies or the management or policies of public utility operating subsidiaries or the intermediate holding companies through which we may indirectly own our public utility operating subsidiaries (e.g., as a result of contractual board or approval rights). Under PUHCA, a “public-utility company” is defined to include an “electric utility company,” which is any company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, such as our U.S. operating power generation and storage subsidiaries. Accordingly, absent prior authorization by FERC, for the purposes of sell-side transactions by us and buy-side transactions involving purchasers of our securities that are already holding companies under PUHCA, no purchaser can acquire 10% or more of our issued and outstanding voting securities or the right to appoint a non-independent board member to our board of directors.
Our Certificate of Incorporation will provide that any investor, together with its affiliate and associate companies, that acquires a voting interest in 10% or more of our common stock will be prohibited from exercising such voting power without prior authorization by FERC, and therefore, investors that acquire such a position may not be able to vote their shares of common stock.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All shares of our common stock that will be outstanding upon the completion of this offering will be fully paid and non-assessable.
Warrants
Upon the completion of this offering, the OpenAI Warrants that do not vest in connection with this offering will remain outstanding and will become exercisable upon satisfaction of the vesting conditions set forth in the applicable warrant agreement. Upon vesting, each such warrant is settled through the exchange and contribution mechanics described under "Certain Relationships and Related Party Transactions—
Transactions with OpenAI—Warrants," resulting in the issuance of up to            shares of our common
stock (assuming a net exercise at an assumed initial public offering price of $      per share, which is the
midpoint of the price range set forth on the cover page of this prospectus). Because the warrants are exercised on a net (cashless) basis, the actual number of shares issuable will depend on the fair market value of the underlying equity at the time of exercise. For additional information regarding the material terms of these warrants, see "Certain Relationships and Related Party Transactions—Transactions with
OpenAI—Warrants."
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately following the completion of this offering. Our Certificate of Incorporation will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock.
Our board of directors will be able to determine, without stockholder approval and with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating,

optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption or repurchase rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no current plan for the issuance of any shares of preferred stock.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation and our Bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Certificate of Incorporation and Bylaw Provisions
Our Certificate of Incorporation and our Bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Classified Board of Directors
Our Bylaws will provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer.
See “Management — Composition of our Board of Directors.”
Authorized but Unissued Shares
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the
Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
Our Bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Stockholder Action by Written Consent; Special Meeting of Stockholders
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our Certificate of Incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Our Bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our
Co-Chief Executive Officers, or our President (in the absence of a chief executive officer), thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation will not provide for cumulative voting.
Amendment of Certificate of Incorporation or Bylaws
Our Certificate of Incorporation will require the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock in order to amend certain provisions including those relating to removal of directors, rights and privileges of the common stock, indemnification, exclusive forum and the prohibition on stockholder action by written consent. Our Bylaws will provide that the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock of the outstanding shares of capital stock entitled to vote thereon is required for stockholders to amend or adopt any provision of our Bylaws.
The foregoing provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
Issuance of Undesignated Preferred Stock
Our board of directors will have the authority, without further action by our stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Exclusive Venue
Our Certificate of Incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Certificate of
Incorporation or Bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the
Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our Certificate of
Incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering— Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’
ability to obtain a favorable judicial forum for disputes with us.”
Indemnification Agreements
We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions — Director and Officer
Indemnification and Insurance.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Corporate Opportunities
Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, an Excluded Opportunity. An
“Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director who is not our employee or any of our subsidiaries’ employee, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is our or one of our subsidiaries employee (each, a, “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered
Person expressly and solely in such Covered Person’s capacity as a director.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with our merger or consolidation of. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of
Delaware. See “— Exclusive Venue” above.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation will include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the
DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our Bylaws will generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Stockholders’ Agreement
We intend to enter into the Stockholders’ Agreement with certain of our principal stockholders in connection with this offering. Pursuant to the Stockholders’ Agreement, we will be required to take all necessary action to cause our board of directors and its committees to include director candidates designated by our principal stockholders in the slate of director nominees recommended by the board of directors for election by our stockholders.
Stock Exchange Listing
We have applied to list our common stock on the Nasdaq under the symbol “SBE.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Fidelity Stock Transfer Solutions LLC. The transfer agent and registrar’s address is 245 Summer Street, Boston, Massachusetts 02210, and its
telephone number is (617) 563-5800.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common stock, and we cannot predict the effect, if any, that market sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on the Nasdaq, we cannot assure you that there will be an active public market for our common stock.
Upon the completion of this offering, we will have outstanding an aggregate of                  shares of
common stock, after giving effect to the Corporate Reorganization and assuming the issuance
of                  shares of common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining shares of our common stock outstanding will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under
Rules 144 or 701 under the Securities Act, which are summarized below.
Lock-Up Agreements
See “Underwriting” for a description of the lock-up and market standoff agreements applicable to our capital stock.
Registration Rights
After the completion of this offering, the holders of up to                   shares of our common stock, or
certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Certain Relationships and Related Party
Transactions—Registration Rights Agreement” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the
90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding; and
•the average weekly trading volume in our common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us.
In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of
Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of common stock issued or issuable under our 2026 Plan. We expect to file the registration statement covering shares offered pursuant to our 2026 Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144. See “Executive Compensation” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S.
holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other
U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Coda, Treasury regulations promulgated under the code, judicial decisions and published rulings and administrative pronouncements of the IRS in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S.
holder of our  common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock. This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or any minimum tax consequences. In addition, it does not address consequences relevant to Non-U.S.
Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our common stock as part of a straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-
through entities (and investors in such entities);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S.
federal income tax consequences to them.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the ownership and disposition of our common stock arising under the
U.S. federal estate or gift tax laws or under the laws of any state, local, or non-U.S. taxing jurisdiction or under any applicable income tax treaty.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S.
person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the
District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more
“United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under
U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S.
Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-
U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S.
Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
Subject to the discussion below on information reporting, backup withholding and foreign accounts, a
Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the
United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a
U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC and it is possible we may become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United
States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form
W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the
Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United
States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below)
gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-
owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after
January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. The preamble to the proposed Treasury Regulations provides that taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
We are offering the shares of our common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are
acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC ............................................................................................................
Goldman Sachs & Co. LLC .............................................................................................................
Morgan Stanley & Co. LLC .............................................................................................................
Citigroup Global Markets Inc. .........................................................................................................
Mizuho Securities USA LLC ...........................................................................................................
Total .....................................................................................................................................................

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession not in excess of $           per share.  Any such dealers may resell shares to certain other
brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares of our common stock made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters have an option to buy up to            additional shares of our common stock from us to
cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of our common stock less the amount
paid by the underwriters to us per share of our common stock. The underwriting fee is $          per share.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share .................................................................................................................	$	$
Total ...........................................................................................................................	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will
be approximately $                . We have agreed to reimburse the underwriters for up to $              of
expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority.
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and
Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any hedging, swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written
consent of            for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of our common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers, and substantially all of our shareholders, (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their
direct or indirect affiliates to), without the prior written consent of            , (1) offer, pledge, sell, contract to
sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock
(including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
           , in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the
Securities Act.
We have applied to list our common stock on the Nasdaq under the symbol “SBE.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked”
shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may
carry out these transactions on the         , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.
Certain of the underwriters and their affiliates have provided in the past to us and our subsidiaries and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, certain of the underwriters and/or certain of their affiliates are lenders, arrangers, agents, depositaries and/or agents under our and our subsidiaries corporate credit facilities and project level financing agreements and accordingly, are entitled to fees and expenses in connection therewith.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in Canada
The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106
Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant
Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that
Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of our common stock may be offered to the public in that Relevant State at any time:
•to any qualified investor as defined under Article 2 of the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation,
•provided that no such offer of the shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to
Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares of our common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares of our common stock may be offered to the public in the
United Kingdom at any time:
(a)where (i) the offer is conditional on the admission of the shares of our common stock to trading on the
London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of
Schedule 1 of the POATR) or (ii) the shares of our common stock being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(b)to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;
(c)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriter for any such offer; or
(d)in any other circumstances falling within Part 1 of Schedule 1 of the POATR.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares of our common stock to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares of our common stock and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of our common stock. No shares of our common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of our common stock may be made to the public in
Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
•to any person which is a professional client as defined under the FinSA;
•to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss
Financial Services Ordinance,
•provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 35 FinSA.
The shares of our common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this prospectus nor any other offering or marketing material relating to the shares of our common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations
Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission
(“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act;
and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act
(“Exempt Investors”).
The shares of our common stock may not be directly or indirectly offered for subscription, purchased or sold, and no invitations to subscribe for or buy the shares of our common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of our common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of our common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of our common stock under this prospectus will be made without disclosure in
Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under
Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of our common stock, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Japan
The shares of our common stock have not been and will not be registered pursuant to Article 4,
Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of our common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial
Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of
Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares of our common stock have not been offered or sold and will not be offered or sold in Hong
Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus”
as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong
Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong
Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.
Accordingly, no shares of our common stock have been or will be offered or sold and no shares of our common stock have been or will be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, has been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in
Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the
SFA.
Notice to Prospective Investors in Taiwan
The shares of our common stock have not been and will not be registered with the Financial Supervisory
Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the
Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of shares of our common stock in Taiwan.

Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai
Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with
Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in the United Arab Emirates
The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre)
governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory
Authority (FSRA) or the Dubai Financial Services Authority (DFSA).
Notice to Prospective Investors in the Abu Dhabi Global Market
The Abu Dhabi Global Market (ADGM), including the Financial Services Regulatory Authority and the
Registration Authority does not accept any responsibility for the content of the information included in this prospectus, including the accuracy or completeness of such information. The liability for the content of this prospectus lies with the issuer of this prospectus and other persons, such as experts, whose opinions are included in this prospectus with their consent. The ADGM has also not assessed the suitability of the securities to which this prospectus relates to any particular investor or type of investor. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities If you do not understand the contents of this prospectus or are unsure whether the securities to which this prospectus relates are suitable for your individual investment objectives and circumstances, you should consult an authorized financial adviser.
Notice to Prospective Investors in Brazil
The offer and sale of the shares of our common stock have not been and will not be registered with the
Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The shares of our common stock will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the shares of our common stock through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these shares of our common stock on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS
Latham & Watkins LLP, Houston, Texas, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus.
Certain legal matters related to this offering will be passed upon for the underwriters by Davis Polk &
Wardwell LLP, New York, New York.
EXPERTS
The financial statements of SE Global Holdings, Inc. and its subsidiaries as of December 31, 2025 and
2024, and for each of the two years in the period ended December 31, 2025, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated
in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the closing of this offering, we will be subject to the information and reporting requirements of the
Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above.
We also maintain a website at www.sbenergy.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.
Information contained on, or that can be accessed through, our website is not a part of and is not incorporated into, this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Index to Consolidated Financial Statements
Consolidated Financial Statements as of and for the Years Ended December 31,
2025 and 2024

SE Global Holdings, Inc.
Report of Independent Registered Public Accounting Firm ................................................................	F-2
Consolidated Balance Sheets .................................................................................................................	F-3
Consolidated Statements of Operations and Comprehensive Loss .................................................	F-4
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Member's
Equity ...........................................................................................................................................................
F-5
Consolidated Statements of Cash Flows ...............................................................................................	F-6
Notes to Consolidated Financial Statements ........................................................................................	F-8

Condensed Consolidated Financial Statements as of and for the Three Months
Ended March 31, 2026 and 2025 (Unaudited)

SE Global Holdings, Inc.
Condensed Consolidated Balance Sheets (unaudited) ........................................................................	F-51
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited) ........	F-53
Condensed Consolidated Statements of Changes in Redeemable Noncontrolling Interests and
Member's Equity (unaudited) ....................................................................................................................
F-54
Condensed Consolidated Statements of Cash Flows (unaudited) .....................................................	F-55
Notes to Condensed Consolidated Financial Statements (unaudited) ..............................................	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Board of Directors of SE Global Holdings, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of SE Global Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in redeemable noncontrolling interests and member’s equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.
Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Francisco, California
June 22, 2026
We have served as the Company’s auditor since 2021.

SE Global Holdings, Inc.
Consolidated Balance Sheets
In thousands except units, unless otherwise stated

	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents ............................................................................................................	$131,857	$362,717
Restricted cash .................................................................................................................................	86,856	211,461
Accounts receivable, net (net of allowance for credit losses of $108 and $108, respectively, as of December 31, 2025 and 2024) ......................................................................	15,567	17,757
Receivables from related parties ...................................................................................................	195	14
Advances to suppliers, current .......................................................................................................	30,954	—
Prepaid and other current assets ...................................................................................................	40,769	31,432
Total current assets ............................................................................................................................	306,198	623,381
Non-current assets
Property, plant and equipment, net ................................................................................................	4,863,079	3,362,240
Operating lease right-of-use assets ..............................................................................................	201,032	202,133
Goodwill .............................................................................................................................................	10,993	—
Other intangible assets ....................................................................................................................	18,496	16,496
Advances to suppliers, non-current ...............................................................................................	19,245	599
Equity method investments .............................................................................................................	33,763	22,532
Derivative asset ................................................................................................................................	16,549	13,789
Income taxes receivable ..................................................................................................................	411	248
Other non-current assets ................................................................................................................	112,798	33,788
Total non-current assets ...................................................................................................................	5,276,366	3,651,825
Total assets ..........................................................................................................................................	$5,582,564	$4,275,206

Liabilities, redeemable noncontrolling interests and member's equity
Current liabilities
Accounts payable .............................................................................................................................	$39,059	$64,698
Accrued expenses and other current liabilities ............................................................................	646,939	151,949
Payables to related parties .............................................................................................................	188	18,426
Debt, net, current ..............................................................................................................................	193,281	234,675
Derivative liabilities, current ............................................................................................................	17,399	28,404
Operating lease liabilities, current ..................................................................................................	13,833	11,668
Total current liabilities .......................................................................................................................	910,699	509,820
Non-current liabilities
Debt, net, non-current ......................................................................................................................	1,910,172	1,221,965
Debt from related parties .................................................................................................................	709,520	410,000
Derivative liabilities, non-current ....................................................................................................	63,028	105,414
Operating lease liabilities, non-current ..........................................................................................	201,972	200,065
Deferred tax liability ..........................................................................................................................	25,375	16,105
Asset retirement obligations ...........................................................................................................	63,680	58,042
Other non-current liabilities .............................................................................................................	101,373	996
Total non-current liabilities ..............................................................................................................	3,075,120	2,012,587
Total liabilities ......................................................................................................................................	$3,985,819	$2,522,407
Commitments and contingencies (Note 14)
Redeemable noncontrolling interests ..................................................................................................	4,052	6,011
Member's equity
Contributed capital (19,966,564 units outstanding as of December 31, 2025 and 2024) .....	1,764,518	1,105,986
(Accumulated deficit) retained earnings .......................................................................................	(594,129)	143,879
Total member's equity .......................................................................................................................	1,170,389	1,249,865
Noncontrolling interests ...................................................................................................................	422,304	496,923
Total liabilities, redeemable noncontrolling interests and member's equity ......................	$5,582,564	$4,275,206

See accompanying Notes to Consolidated Financial Statements. See Note 3. Equity method investment and variable interest entities for information on our consolidated VIEs.

SE Global Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Loss
In thousands, except units and per-unit amounts

	Year Ended December 31,
	2025	2024
Revenue .............................................................................................................	$213,467	$232,243
Operating costs and expenses
Cost of operations, exclusive of depreciation, amortization and accretion shown separately below .................................................................	81,393	55,213
Depreciation, amortization and accretion ......................................................	94,080	73,314
General and administrative .............................................................................	679,566	169,095
Operating loss .....................................................................................................	$(641,572)	$(65,379)
Interest income ..................................................................................................	14,638	18,964
Interest expense ................................................................................................	(162,392)	(127,554)
Losses in equity method investment ..............................................................	(1,740)	(14,203)
Other income (expense), net ...........................................................................	12,176	(617)
Loss before income taxes ................................................................................	(778,890)	(188,789)
Income tax expense .........................................................................................	(9,202)	(15,262)
Net loss and comprehensive loss ..................................................................	$(788,092)	$(204,051)
Less: Net loss and comprehensive loss attributable to redeemable noncontrolling interests and noncontrolling interests ..................................	(50,084)	(310,155)
Net income (loss) and comprehensive income (loss) attributable to SE Global Holdings, Inc. ............................................................................................	$(738,008)	$106,104

Net income (loss) per unit - basic and diluted ...................................................	$(36.96)	$5.31
Weighted-average units outstanding - basic and diluted .................................	19,966,564	19,966,564

See accompanying Notes to Consolidated Financial Statements.

SE Global Holdings, Inc.
Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Member's Equity
In thousands, unless otherwise stated

	Redeemable noncontrolling interests	Contributed capital	(Accumulated deficit) retained earnings	Total member's equity	Non-controlling interests	Total equity

Balance as of December 31, 2023 .......	$7,929	$—	$37,775	$37,775	$234,899	$272,674
Capital contributions ...................................	—	966,999	—	966,999	719,359	1,686,358
Capital distributions ....................................	(2,816)	(1,320)	—	(1,320)	(111,461)	(112,781)
Stock-based compensation .......................	—	140,307	—	140,307	—	140,307
Equity financing costs ................................	—	—	—	—	(34,821)	(34,821)
Net income (loss) ........................................	898	—	106,104	106,104	(311,053)	(204,949)
Balance as of December 31, 2024 .......	$6,011	$1,105,986	$143,879	$1,249,865	$496,923	$1,746,788
Capital contributions ...................................	—	496,539	—	496,539	—	496,539
Capital distributions ....................................	(2,697)	(512,058)	—	(512,058)	(23,691)	(535,749)
Stock-based compensation .......................	—	674,051	—	674,051	—	674,051
Equity financing costs ................................	—	—	—	—	(106)	(106)
Net loss .........................................................	738	—	(738,008)	(738,008)	(50,822)	(788,830)
Balance as of December 31, 2025 .......	$4,052	$1,764,518	$(594,129)	$1,170,389	$422,304	$1,592,693

See accompanying Notes to Consolidated Financial Statements

SE Global Holdings, Inc.
Consolidated Statements of Cash Flows
In thousands, unless otherwise stated

	Year Ended December 31,
	2025	2024
Cash flow from operating activities
Net loss .............................................................................................................................	$(788,092)	$(204,051)
Adjustments to reconcile net loss to cash used in operating activities
Non-cash (income) / expenses:
Depreciation, amortization and accretion expense ..............................................	94,080	73,314
Amortization of deferred financing cost ..................................................................	16,352	19,767
Stock-based compensation expense .....................................................................	674,051	140,307
Unrealized loss in equity method investment ........................................................	1,740	14,203
Income tax expense ..................................................................................................	—	(1,278)
Deferred income taxes ..............................................................................................	9,270	16,105
Changes in fair value of derivatives ........................................................................	(56,149)	(135,588)
Non-cash lease expense ..........................................................................................	3,460	3,142
Interest and fees on loans to related parties .........................................................	—	1,782
Changes in operating assets and liabilities
Accounts receivable ..................................................................................................	462	(8,555)
Receivable from related parties ...............................................................................	—	18,484
Prepaid and other current assets ............................................................................	4,473	(7,989)
Other non-current assets ..........................................................................................	(7,108)	(28,674)
Accounts payable ......................................................................................................	23,356	118
Accrued expenses and other current liabilities .....................................................	606	27,749
Payables to related parties .......................................................................................	(18,139)	—
Operating lease liabilities .........................................................................................	1,868	3,088
Income taxes (payable) receivable .........................................................................	(164)	1,577
Payroll liabilities .........................................................................................................	—	628
Other non-current liabilities ......................................................................................	(115)	—
Net cash used in operating activities .....................................................................	$(40,049)	$(65,871)

Cash flows from investing activities
Payments for property, plant and equipment ..............................................................	(1,092,981)	(601,195)
Deposits ............................................................................................................................	(62,247)	(10,322)
Advances to suppliers ....................................................................................................	(26,955)	—
Investments in unconsolidated affiliate ........................................................................	(12,971)	(36,735)
Business combination, net cash acquired ...................................................................	156	—
Net cash used in investing activities .....................................................................	$(1,194,998)	$(648,252)

Cash flows from financing activities
Capital contributions .......................................................................................................	496,571	1,219,849
Capital distributions ........................................................................................................	(538,447)	(115,597)
Proceeds from debt ........................................................................................................	670,100	1,473,567
Proceeds of debt - related parties ................................................................................	299,520	—
Repayment of debt .........................................................................................................	(22,991)	(1,466,529)
Payment for deferred financing costs ..........................................................................	(20,696)	(66,611)
Payment of equity financing costs ................................................................................	(4,475)	(23,221)
Net cash provided by financing activities .............................................................	$879,582	$1,021,458

Net (decrease) increase in cash and cash equivalents and restricted cash ...............	(355,465)	307,335
Cash and cash equivalents and restricted cash at the beginning of the period .........	574,178	266,843

SE Global Holdings, Inc.
Consolidated Statements of Cash Flows
In thousands, unless otherwise stated

	Year Ended December 31,
	2025	2024
Cash and cash equivalents and restricted cash at the end of period ................	$218,713	$574,178

Supplemental cash flow information
Cash and cash equivalents .................................................................................................	$131,857	$362,717
Restricted cash .....................................................................................................................	86,856	211,461
Total cash and cash equivalents and restricted cash ................................................	$218,713	$574,178
Cash paid for interest on loans ..........................................................................................	$111,317	$99,330

Supplemental disclosure of noncash investing and financing activities
Property, plant and equipment additions within accounts payable and accrued expenses ..........................................................................................................................	$722,393	$147,007
Operating lease right-of-use assets acquired through lease liability ......................	$2,204	$51,018
Asset retirement obligations additions .........................................................................	$1,141	$16,129
Asset retirement obligations remeasurements ...........................................................	$834	$—
Noncash capital contributions from parent .................................................................	$674,019	$606,816
Borrowing conversion and reassignment ....................................................................	$—	$277,035

See accompanying Notes to Consolidated Financial Statements

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Note 1. Organization and nature of operations
SE Global Holdings, Inc. (formerly SE Global Holdings, LLC) (together with its subsidiaries, the
“Company” or “SE Global Holdings”) was formed as a Delaware limited liability company on January 23,
2024. The Company is a wholly owned subsidiary of SBE Global, LP (the “Parent” or “SBE Global”).
On January 9, 2026, the Company amended its limited liability company agreement pursuant to which the outstanding unit was split into 19,966,564 membership units (“Units”) . The issuance was made solely to increase the number of units outstanding and did not result in any change in the Parent’s economic ownership, voting rights, liquidation rights, or other substantive rights. The Company accounted for the issuance as an in-substance recapitalization. All unit and per-unit amounts presented in these financial statements and accompanying notes have been retrospectively adjusted to reflect the increased number of units outstanding as if the issuance had occurred as of the earliest period presented.
Prior to the formation of SE Global Holdings, for period from January 1, 2024 through January 22, 2024, the consolidated financial statements of the Company represent the consolidated financial statements of
SB Energy Global, LLC.
On February 16, 2024, SBE Global transferred its wholly owned subsidiary, SB Energy Global, LLC (a business under common control), to SE Global Holdings. SB Energy Global, LLC controls several renewable projects and represents a business as defined under Accounting Standards Codification
(“ASC”) Topic 805 Business Combination. In accordance with ASC Topic 805 Business Combinations, combining two entities under common control that have not been previously presented together represents a change in reporting entity requiring retrospective combination. As such, SE Global Holdings and SB Energy Global, LLC will be presented on a combined basis in the financial statements of SE
Global Holdings as though the transfer had occurred on January 1, 2024.
The Company is a leading, integrated data center and power infrastructure company backed by investments from SoftBank Group and OpenAI. The Company is headquartered in Redwood City,
California and develops, constructs, owns, and operates advanced renewable projects in the United
States.
The Company's wholly owned subsidiaries, organized as Delaware limited liability companies, include:
Venus Buyer, LLC (“Venus Buyer”), SE DC Holdco, LLC (“DC Holdco”), SE DC DevCo, LLC (“DC
DevCo”), SE Global Intermediate Holdings, LLC (“SE Global Intermediate”), SE Borrower, LLC (“SE
Borrower”), SE Global Borrower, LLC (“Global Borrower”), SBE US Holdings One, LLC (“SBE”), Big Five
Holdco 1, LLC (“Senior Borrower 1”), Big Five Holdco 2, LLC (“Senior Borrower 2”), Big Five Intermediate
Holdco 1, LLC (“Mezzanine Borrower 1”) and Big Five Intermediate Holdco 2, LLC (“Mezzanine Borrower
2”). Senior Borrower 1, Senior Borrower 2, Mezzanine Borrower 1 and Mezzanine Borrower 2 are
collectively referred to as “Big Five Borrowers”.
Note 2. Summary of significant accounting principles and policies
Basis of presentation and use of estimates
Basis of presentation. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The ASC established by the Financial Accounting Standards Board (“FASB”) is the source of authoritative US
GAAP to be applied by nongovernmental entities.
The consolidated financial statements include the Company's accounts and operations and those of its subsidiaries. All intercompany transactions and balances have been eliminated in the consolidated financial statements.
The Company operates on a calendar year from January 1 to December 31, and is presenting consolidated financial statements for the years ended December 31, 2025 and 2024.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Use of estimates. The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses that are reported and disclosed in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to: valuation of equity method investments, fair value of assets acquired, and liabilities assumed from the business combination, fair value of derivative instruments, operating lease right-of-use assets and liabilities, asset retirement obligations, hypothetical liquidation at book value method of equity accounting, and fair value measurement of equity awards.
Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has a controlling financial interest or variable interest entities (“VIEs”), for which it is the primary beneficiary.
A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity.
The Company consolidates VIEs when it is the primary beneficiary. VIEs are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions; (b) obligation to absorb expected losses; or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the
VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE can have only one primary beneficiary but may not have a primary beneficiary if no party meets the criteria described above.
When evaluating whether the Company is the primary beneficiary of a VIE, and must therefore consolidate the entity, the Company performs a qualitative analysis that considers the design of the VIE, the nature of its involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity's expected losses or residual returns, a quantitative analysis is performed to determine the primary beneficiary. See Note 3. Equity method investment and variable interest entities for additional information.
Equity method investments
The Company uses the equity method of accounting for investments in which the Company does not control but when it has the ability to exercise significant influence. The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for its share of earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends and other distributions received from the equity method investments are recorded as reductions in the cost of such investments.
Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment;
(ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Asset acquisition
When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’
carrying amounts on the Company’s books. If the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.
Business combination
The Company accounts for business combinations in accordance with ASC Topic 805 Business
Combinations, under which the identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values and any excess of consideration transferred over the fair value of the identifiable net assets acquired is recognized as goodwill. Transaction costs are expensed as incurred, and contingent consideration, if any, is measured at fair value at the acquisition date and subsequently remeasured through earnings unless classified as equity. The determination of fair value requires the use of significant judgments and estimates.
Non-controlling interests, redeemable non-controlling interests and hypothetical liquidation at book value (“HLBV”)
The Company finances the construction of the solar power plants and battery projects through tax equity structures, in which part of the necessary funds is provided by a tax partner. The Company secures tax equity financing for its solar power plants in construction through its subsidiaries, which are direct owners of the respective solar power plant. The Company reflects tax equity financing as non-controlling interests and redeemable non-controlling interests.
Non-controlling interests and redeemable non-controlling interests thus represent the portion of net assets in consolidated subsidiaries that are not owned by the Company. The Company has determined for certain of its consolidated subsidiaries, the allocation of economics between controlling and third party non-controlling interests and redeemable non-controlling interests does not correspond to ownership percentages. In order to reflect the substantive profit sharing arrangements, the Company has determined that the appropriate methodology for determining the value of non-controlling interests and redeemable non-controlling interests is a balance sheet approach using the HLBV method.
Under the HLBV method, the amount reported as non-controlling interests and redeemable non-
controlling interests on the consolidated balance sheets represents the amounts the third party investors could hypothetically receive at each balance sheet reporting date based on the liquidation provisions of the respective operating partnership agreements. HLBV assumes that the proceeds available for distribution are equivalent to the unadjusted, stand-alone net assets of each respective partnership. The third party non-controlling interests and redeemable non-controlling interests in the consolidated statements of operations and comprehensive loss are determined based on the difference in the carrying amounts of non-controlling interests and redeemable non-controlling interests on the consolidated balance sheets between reporting dates, adjusted for any capital transactions between the Company and third party investors that occurred during the respective period. Non-controlling interests are reported as a component of equity in the consolidated balance sheets. The redeemable non-controlling interests are presented as temporary equity in the mezzanine section of the consolidated balance sheets since the third party investors have the right to redeem their interests in certain operating partnerships for cash or other assets.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Where, prior to the commencement of operating activities for a respective solar power plant, HLBV results in an immediate change in the carrying value of non-controlling interests and redeemable non-controlling interests (due to the recognition of ITCs or other adjustments as required by the Code) on the consolidated balance sheets, the Company records the impact (sometimes referred to as a “Day 1 gain”)
to income in the same period.
Cash and cash equivalents and restricted cash
Cash and cash equivalents consist of cash on deposit and money market securities with an original maturity of three months or less and that are readily convertible to cash.
Restricted cash consists primarily of funds held within the Company's wholly owned subsidiaries that are restricted for specific uses by the terms of the financing agreements, amended and restated limited liability company agreements (“LLCAs”) and PPAs. The restricted cash amounts are established for the purpose of paying principal and interest on debt, lease and property taxes and all the remaining costs required for the achievement of final completion of the construction or providing the PPA off-takers with control over such reserve accounts. As of December 31, 2025 and 2024, the balance of restricted cash was $86,856 thousand and $211,461 thousand, respectively.
Significant risks and uncertainties including business and credit concentrations
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. Management considers available reasonable and supportive forward-
looking information including indicators like external credit rating (as far as available) and macro-
economic information (such as regulatory changes, government directives, market interest rate, etc.).
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from related parties, advances to suppliers, accounts receivable, and derivatives. All of the Company's cash and cash equivalents are held with financial institutions that management believes to have high credit quality. The energy industry may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. The Company performs ongoing credit evaluations of its suppliers and customers' financial conditions. See Note 21. Segments for further information on concentration of customers.
The Company uses interest rate swaps to manage interest rate risk. The Company is exposed to credit risk associated with its derivative assets, which consist primarily of interest rate swaps. These derivative assets are subject to the risk of loss in the event that counterparties fail to perform under the terms of the contracts. The Company enters into derivative contracts with counterparties it believes to be creditworthy and monitors counterparty exposure on an ongoing basis; however, the failure of a counterparty to perform in accordance with the terms of a derivative contract could have an adverse effect on the
Company’s financial condition, results of operations, and cash flows. More than 60% of the derivative assets are concentrated in a single lender as of December 31, 2025.
Our largest advance to a supplier is approximately $17 million. The Company generally does not require collateral or security against advances to suppliers; however, the Company believes that the credit risk posed by such supplier concentration is offset by the creditworthiness of its supplier base. The Company is exposed to credit losses in the event of noncompliance by counterparties to its contractual obligations, resulting in financial loss and general business risk of non-performance of contract obligations, which is applicable to any contract of any type and a risk of actual cost of performance exceeding the contracted cost, with such instances subject to change orders or renegotiation. The maximum amount of loss due to credit risk, should these suppliers fail to perform, is any losses associated with the Company's obligations towards its customers, being in a form of liquidated damages or any losses associated with replacing these customers and the risk of the advance payments not being returned.
The Company maintains its cash in bank accounts with major financial institutions with high credit standings. Cash deposits held in the United States are insured by the federal deposit insurance

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
corporation (“FDIC”) for up to $250 thousand per account. As of December 31, 2025 and 2024, the
Company's cash balance held in financial institutions amounted to $218,713 thousand and $574,178 thousand, respectively, which was not fully insured by the FDIC. Nonetheless, management believes that using major financial institutions with high credit ratings mitigates the credit risk sufficiently.
Property, plant and equipment
Property, plant and equipment is recorded at cost less accumulated depreciation. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs, including interest costs capitalized during the period the asset is brought to its working condition and location for its intended use. The Company expenses repair and maintenance costs as incurred which are included in cost of operations in the consolidated statements of operations and comprehensive loss.
Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the Company's property, plant and equipment are as follows:

Land .....................................................................	N/A
Solar systems ....................................................	35 years
Leasehold improvements .................................	Shorter of remaining lease term or estimated useful life

Land is carried at cost and is not depreciated. Improvements to property, plant and equipment deemed to extend the useful economic life of an asset are capitalized. Additional capacity added to property, plant and equipment is depreciated over the remaining estimated useful life of the related asset. Repair and maintenance costs are expensed as incurred and are included in cost of operations in the consolidated statements of operations and comprehensive loss.
Construction in progress
Construction in progress (“CIP”) represents the accumulated cost of solar plants, data centers, and battery energy storage systems that have not been placed into service as of the reporting date. CIP is reclassified to property, plant and equipment when the project begins its commercial operations or is placed into service, whichever is earlier. Advances to suppliers are recognized as prepayments when paid and subsequently reclassified to CIP upon commencement of construction. CIP includes capitalized interest cost, which includes debt issuance costs. Interest costs are capitalized to CIP while the solar plants are under construction, as prescribed under ASC Topic 835 Interest. All of the interest costs were incurred as a direct result of the construction activities. Under ASC Topic 835 Interest, the capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost is being incurred. The capitalization periods begins when the following conditions are met: expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress, and interest cost is being incurred.
Revenues earned during testing or commissioning period of the solar power plant are recorded to CIP.
CIP is assessed for impairment in accordance with the impairment of long-lived assets policy. There were no indicators of impairment as of December 31, 2025 and 2024.
Goodwill
The Company has three reportable segments, Standalone Power (“SP”), Data Centers (“DC”) and
Solutions (“SLN”), which also are the Company's reporting units. The entire goodwill balance as of
December 31, 2025 is related to the DC reporting unit. Goodwill is not amortized and is tested for impairment at least annually or more often if and when circumstances indicate goodwill is not recoverable.
Generally, the Company assesses qualitative factors to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying value. Qualitative factors considered in the

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
assessment include industry and market conditions, overall financial performance and other relevant factors affecting the reporting unit. If, after assessing the qualitative factors, it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then performing a quantitative impairment test is unnecessary. However, if concluded otherwise, then the Company is required to perform a quantitative goodwill impairment test. The quantitative impairment test, which is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, any excess of the reporting unit goodwill carrying value over the respective implied fair value is recognized as an impairment loss. The Company has not recognized an impairment loss for the year ended December 31, 2025. The Company had no goodwill recorded for the year ended December 31, 2024.
Impairment of long-lived assets
The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount may no longer be fully recoverable. An impairment loss is required to be recognized if the carrying value of the asset exceeds the undiscounted future net cash flows associated with that asset. The impairment loss to be recognized is the amount by which the carrying value of the long-lived asset exceeds the asset's fair value. In most instances, the fair value is determined by discounting estimated future cash flows using an appropriate discount rate. The Company has not recognized an impairment loss for the years ended December 31, 2025 and 2024.
Asset retirement obligations
Upon the expiration of the land lease arrangements for the solar power plants located on leasehold lands, the Company is obligated to remove the structures and foundations, devise a plan ensuring the financial resources will be available to fully decommission the site and restore the land to the same or better condition.
Management estimates site restoration costs using inputs provided by an independent party to calculate the fair valuation of the expected obligation. Subsequent revisions to the decommissioning plan and cost estimate may be required based on changes in construction techniques and technology and changing scrap values. The Company records the fair value of the liability for asset retirement obligations (“ARO”)
in the period in which it is incurred if it can be reasonably estimated, with the offsetting associated asset retirement cost capitalized as part of the carrying amount of the long-lived assets. The asset retirement cost is depreciated over the remaining useful life of the solar plant. The liability is accreted to its present expected future value each period based on a credit adjusted risk free interest rate. Upon the extinguishment of the obligation, the liability is eliminated and a gain or loss is recognized based on the actual cost to retire. See Note 16. Asset retirement obligations for additional information.
Leases
All leases are evaluated at commencement to determine whether they represent finance or operating leases. For the years ended December 31, 2025 and 2024, the lease liabilities presented in the consolidated balance sheets are operating leases.
Short-term operating leases with an initial term of 12 months or shorter are not recorded on the consolidated balance sheets but are expensed on a straight-line basis over the lease term. Long-term operating leases with a greater than 12-month term are included on the consolidated balance sheets as right-of-use assets and lease liabilities. Right-of-use assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the term. As the rate implicit in the least is generally not readily determinable, the Company uses an incremental borrowing rate by leveraging internally available information to determine the present value of lease payments. The Company calculates the

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
straight-line rent amount over the period from the lease commencement date through the lease end date and records the straight-line amount as rent expense which is included in cost of operations in the consolidated statements of operations and comprehensive loss every period. See Note 17. Leases for further discussion.
Land easements
The Company has entered into various land easements for a defined term, which are prepaid or paid overtime, and give the Company certain rights as to the use of the land for solar activity. The land easements are evaluated under ASC Topic 842 Leases and classified as leases if the criteria is met. If the easements are not classified as leases, they are capitalized into CIP until the construction is complete.
Costs incurred after construction is complete are recorded to cost of operations on the consolidated statements of operations and comprehensive loss.
Fair value of financial instruments
The Company applies authoritative guidance for fair value measurements for its financial assets and liabilities. The guidance defines fair value as an exit price representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance also establishes a fair value hierarchy, which prioritized the inputs used in measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company’s restricted cash balance for all periods presented uses Level 1 fair value inputs.
Level 2—Inputs reflect quoted prices for identical assets or liabilities in markets that are not active;
quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3—Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
In accordance with ASC Topic 820 Fair Value Measurement, assets and liabilities are to be measured based on the following valuation techniques:
•Market approach—Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•Income approach—converting the future amounts based on the market expectations to its present value using the discounting methodology.
•Cost approach—Replacement cost method.
The valuation techniques and inputs used in our fair value measurements are described in Note 13. Fair value measurements.
Advances to suppliers
The Company makes prepayments to certain suppliers and such amounts are recorded in advances to suppliers in the consolidated balance sheets. Advances to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current assets and the portion expected to be utilized after 12 months are classified as non-current assets in the consolidated balance sheets.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Provisions and contingencies
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reasonable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, considering the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
Contingent liabilities are disclosed in the notes to consolidated financial statements, unless possibility of a loss is remote. See Note 14. Commitments and contingencies for further discussion.
Revenue recognition
The Company applies the guidance in ASC Topic 606 Revenue from Contracts with Customers when recognizing revenue associated with its contracts with customers.
The Company recognizes revenue from the satisfaction of performance obligations under our PPAs to provide electricity to our end customers as the electricity is provided over the term of the agreement in the amount invoiced, which reflects the amount of consideration to which the Company has the right to invoice, and which corresponds to the value transferred under such arrangements.
The Company's policies with respect to its various revenue streams are detailed below. See Note 6.
Revenue for further discussion.
PPAs and Merchant Revenue
The majority of the Company's revenues are obtained through PPAs. PPAs are accounted for as executory contracts under ASC Topic 606 Revenue from Contracts with Customers. In applying ASC
Topic 606 Revenue from Contracts with Customers, the Company determines whether the sale of energy, capacity, and other attributes or services represent a single performance obligation based on the terms of contracts. Generally, the promise to transfer energy and capacity represents a performance obligation that is satisfied over time and meets the criteria to be accounted for as a series of distinct goods or services. Revenue is recognized each period, as electricity is produced by the solar facility and delivered to the off-takers at the rate billable per MWh (“Megawatt-hour”) under the terms of the PPAs.
Merchant revenue represents sales of electricity that are not subject to long‑term PPAs and is generated when electricity produced in excess of contracted volumes is sold into the wholesale energy CAISO and
ERCOT markets at prevailing market prices. Merchant sales similarly represent a single performance obligation to deliver electricity and are recognized over time as electricity is delivered to the market, based on settlement prices and the amount of consideration to which the Company has the right to invoice, which corresponds directly with the value transferred to the customer.
Renewable Energy Credits (“RECs”)
RECs are usually sold through long-term PPAs or through REC contracts with counterparties. Revenue from the sale of self-generated RECs is recognized when the related energy is generated and simultaneously delivered even in cases where there is a certification lag. In a bundled contract to sell energy, capacity and/or self-generated RECs, all performance obligations are deemed to be delivered at the same time and hence, timing of recognition of revenue for all performance obligations are the same.
In such cases, it is unnecessary to allocate transaction price to multiple performance obligations. For uncontracted RECs, revenue is recognized when control of the RECs is transferred to the customer, which typically corresponds to the point in time at which the legal title is transferred.
Athos I Project Company and Athos II Project Company sell the RECs that they generate to the off-takers.
Per the production guarantee term defined in the PPAs, Athos I Project Company and Athos II Project

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Company guarantee to deliver the guaranteed annual energy production listed in the PPAs to the off takers. In the event Athos I Project Company and Athos II Project Company fail to deliver guaranteed energy production, Athos I Project Company and Athos II Project Company will either provide the replacement RECs or pay the replacement price.
For the years ended December 31, 2025 and 2024, the Company recorded $0 and $653 thousand of
REC shortfall, respectively, which offsets the gross REC revenue of $17,151 thousand and $13,751 thousand, respectively.
Swap Settlements
To manage the financial exposures related to commodity price fluctuations, the Athos I Project Company and Athos II Project Company entered into swap agreements to hedge against power purchase price fluctuation. These swap agreements require monthly settlements in which the Athos I Project Company and Athos II Project Company receive a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. These contracts are accounted for as derivatives, and the Company has not applied hedge accounting. Cash settlements received represent realized gains, while cash settlements paid represent realized losses related to our commodity derivative instruments. The swap settlement gains and losses are presented as a net amount in revenue in the consolidated statements of operations and comprehensive loss. In addition to cash settlements, the Company also recognizes fair value changes on our commodity derivative instruments in each reporting period in revenue on the consolidated statements of operations and comprehensive loss. The changes in fair value result from settlements that may occur during each reporting period, as well as the relationships between contract prices and the associated forward curves.
See Note 13. Fair value measurements for further discussion.
Certain of the Company’s solar plant project entities use energy-related financial instruments, specifically energy swaps, to manage earnings variability arising from fluctuations in market energy prices. These contracts are short-term in nature and are not designated as cash flow or fair value hedges. The solar plant project entities settle these energy swap contracts on a monthly basis and recognize the resulting settlement as the difference between the market price of energy and the agreed contract price as part of revenue in the consolidated statements of operations and comprehensive loss.
General and administrative expenses
General and administrative expenses include costs for corporate, finance and other support staff expense, professional fees and other corporate expenses.
Stock-based compensation
The Company accounts for profit units granted to certain employees and non-employee directors by
Energy Global, LP, an indirect parent entity of the Company, as share-based compensation under ASC
Topic 718 Compensation—Stock Compensation. Share-based compensation cost is measured based on the fair value of the awards and is recognized on a straight-line basis over the requisite service period.
Equity-classified awards are measured at grant-date fair value and are not subsequently remeasured, while liability-classified awards that settle in cash, or include an election to be settled in cash, are remeasured at fair value at each reporting date through settlement or maturity, with changes in fair value recognized in general and administrative expense in the consolidated statements of operations and comprehensive loss. The Company recognizes forfeitures as they occur.
The fair value of profit units is estimated on the grant date utilizing an option pricing model, which contains significant unobservable inputs that are believed to be consistent with those used by principal market participants. See Note 19. Long-term incentive plan for additional information.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Debt issuance costs
Transaction costs incurred in connection with obtaining loans are deferred as debt issuance costs and amortized over the term of the respective loan using the effective interest rate method, as prescribed under ASC Topic 470 Debt. The amortization of debt issuance costs are capitalized as part of CIP per
ASC Topic 835 Interest. Subsequent to the solar plant being placed into service, and CIP being reclassified to property, plant and equipment, amortization of debt issuance costs is recorded as part of interest expense in the consolidated statements of operations and comprehensive loss.
Income taxes
The Company elected to be taxed as a corporation for U.S. federal income tax purposes and therefore is subject to entity-level U.S. federal income tax. Income tax expense recognized at the entity level reflects:
(i) U.S. federal income taxes imposed on us and on any corporate subsidiaries that are subject to entity-
level income tax; (ii) state and local income taxes in jurisdictions that impose entity-level taxes on corporations or pass-through entities; and (iii) changes in deferred tax assets and liabilities, including as a result of temporary differences between the tax basis and financial statement carrying value of our assets and liabilities.
Income taxes are recorded under the asset and liability method, as prescribed under ASC Topic 740
Income Taxes, whereby deferred tax assets and liabilities are recognized for differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.
ITCs are determined using the “flow-through” method. Transferable ITCs are accounted for as a component of the tax provision, with expected proceeds factored into their realizability. See Note 12.
Income taxes for additional information.
Earnings (loss) per unit
Basic net income (loss) per unit is computed by dividing net income (loss) attributable to SE Global
Holdings, Inc. by the weighted-average number of membership units outstanding during the period.
Diluted net income (loss) per unit is computed by giving effect to all potentially dilutive units during the period, if any. See Note 20. Net income (loss) per unit for additional information.
Segment information
The Company determines its reportable segments in accordance with ASC Topic 280 Segment Reporting, using the management approach. Under this approach, reportable segments are based on the internal financial information that is regularly reviewed by the Company’s chief operating decision maker
(“CODM”) to assess performance and allocate resources. See Note 21. Segments for additional information.
Correction of immaterial errors
The Company has made certain revisions to previously disclosed amounts for correcting immaterial errors in our consolidated financial statements as of and for the year ended December 31, 2025. Specifically, the
Company revised contractual obligations for construction projects and remaining performance obligations as of December 31, 2025. Additionally, the Company revised its disclosure related to the adoption of ASU
No. 2025-07, Derivatives and Hedging. The Company determined the changes are both quantitatively and qualitatively immaterial both individually and in the aggregate.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Recent accounting pronouncements adopted
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (ASC Topic 280): Improvements
to Reportable Segment Disclosures. The amendments require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and the title and position of the CODM. The amendments also require all existing annual disclosures about a reportable segment's profit or loss and assets to be provided in interim periods and clarify that entities with a single reportable segment must apply the disclosure requirements under ASC Topic 280 Segment Reporting in their entirety. The Company adopted ASU 2023-07 for the year ended December 31, 2025 on a retrospective basis. See Note 21. Segments for the disclosures required by this standard.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (ASC Topic 740): Improvements to
Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring (1)
consistent categories and greater disaggregation of information in the effective tax rate reconciliation and
(2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance is effective for annual periods beginning after
December 15, 2024 and the Company adopted this guidance retrospectively on January 1, 2025. The
Company has enhanced its tax disclosures as required under this guidance as reflected in Note 12.
Income taxes.
In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (ASC Topic 815) and
Revenue from Contracts with Customers (ASC Topic 606): Derivative Scope Refinements and Scope
Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, which refines the scope of ASC Topic 815 and clarifies which contracts are subject to derivative accounting. The guidance also provides clarification under ASC Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU No. 2025-07 are effective for fiscal years beginning after
December 15, 2026, and interim reporting periods, with early adoption permitted. The Company elected to early adopt ASU No. 2025-07 effective December 31, 2025. The adoption of this ASU had no material impact on the Company's consolidated financial position, results of operations or cash flows.
Recent accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive
Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement
Expenses, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented in the consolidated statements of operations and comprehensive loss. This guidance as further clarified through ASU No. 2025-01, Income Statement—Reporting
Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) will be effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (ASC Topic 805) and
Consolidation (ASC Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable
Interest Entity, which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. The guidance will be effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope
Improvements. ASU 2025-11 is intended to improve the navigability of the guidance in ASC Topic 270

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Interim Reporting and clarify when it applies. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. ASU 2025-12
represents changes to the ASC that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. The guidance will be effective for fiscal years beginning after December 15, 2026 and interim periods within those annual periods. Early adoption is permitted. The amendments to ASC Topic 260 Earnings per Share are required to be applied retrospectively. All other amendments may be applied prospectively or retrospectively on an issue-by-
issue basis. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
Note 3. Equity method investment and variable interest entities
Equity method investment - Balanced Rock Power, LLC
Balanced Rock Power, LLC (“BRP”) develops solar and energy storage facilities that generate renewable power. On July 31, 2023, the Company executed an Amended and Restated Limited Liability Company
Agreement and Subscription Agreement with Balanced Rock Power Holdco, LLC (“BRP Management”)
and SG Energy BRP, LLC (“Electra”), through which US Development has agreed to make certain contributions to BRP, formed January 29, 2021, in exchange for the issuance of the units of BRP's membership interests.
As of December 31, 2025, the Company held 27.9% economic interest and voting rights and has shared governance and development rights of BRP. During 2025, the Company made an additional contribution of $12,971 thousand. During 2024, the Company made an additional contribution of $36,735 thousand.
The Company recognizes only its share of the profits and losses based on the HLBV methodology.
As of December 31, 2025 and 2024, the carrying value of the Company’s equity method investment in
BRP was $33,763 thousand and $22,532 thousand, respectively. For the years ended December 31,
2025 and 2024, the Company recognized losses in equity method investment of $1,740 thousand and
$14,203 thousand, respectively, in the consolidated statements of operations and comprehensive loss.
Variable interest entities
The Company has a controlling financial interest in certain entities which have been identified as VIEs under ASC Topic 810 Consolidations. These arrangements are primarily related to tax equity arrangements entered into with third parties in order to monetize certain tax credits associated with solar and energy storage facilities. Under the Company’s arrangements that have been identified as VIEs, the third-party investors are allocated earnings, tax attributes and distributable cash in accordance with the respective limited liability company agreements. Many of these arrangements also provide a mechanism to facilitate achievement of the investor’s specified return by providing incremental cash distributions to the investor at a specified date if the specified return has not yet been achieved.
As of December 31, 2025 and 2024, the Company's consolidated VIEs included the following:
•Orion 1 TE Holdco, LLC
•Orion 2 TE Holdco, LLC
•Orion 3 TE Holdco, LLC
•SE Athos TE Holdco, LLC
•SE Titan & Aragorn TE Holdco, LLC
•SE Juno TE Holdco, LLC

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
•Eiffel TE Holdco, LLC
The following table presents the assets and liabilities of the Company's consolidated VIEs as of
December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents ...........................................................................................	$31,662	$26,519
Restricted cash ...............................................................................................................	8,761	35,318
Accounts receivable .......................................................................................................	11,441	13,598
Receivable from related parties, net ............................................................................	564	—
Prepaid and other current assets .................................................................................	6,701	8,601
Total current assets ...................................................................................................	59,129	84,036
Property, plant and equipment, net ..............................................................................	2,873,546	2,962,014
Operating lease right-of-use assets .............................................................................	146,575	148,908
Other non-current assets ...............................................................................................	6,660	7,738
Total assets .............................................................................................................	$3,085,910	$3,202,696

Liabilities
Accounts payable ...........................................................................................................	$7,201	$3,268
Accrued expenses and other current liabilities ..........................................................	8,149	25,333
Payables to related parties ............................................................................................	1,394	169
Derivative liabilities, current ..........................................................................................	17,399	28,404
Operating lease liabilities, current ................................................................................	9,309	9,141
Total current liabilities ...............................................................................................	43,452	66,315
Debt from related parties ...............................................................................................	—	8,451
Derivative liabilities, non-current ..................................................................................	47,701	99,996
Operating lease liabilities, non-current ........................................................................	148,217	147,672
Asset retirement obligations ..........................................................................................	62,519	58,040
Total liabilities .........................................................................................................	$301,889	$380,474

Note 4. Asset acquisitions
Holville acquisition
On November 12, 2024, the Company, through its subsidiary US Development, entered into a membership interest purchase and sale agreement (“Holville MIPA”) with Samsung C&T Renewables,
LLC (“Samsung”) to acquire 100% of the membership interests in Holville Solar, LLC (“Holville”) for a purchase price of $10,000 thousand, with payments subject to agreed upon terms and cancelable at the
Company’s option.
As of December 31, 2024, the total accumulated project cost of the Holville acquisition, including payments for the Holville MIPA, was $1,246 thousand. At December 31, 2024 the Company determined it would not pursue further development of Holville and recorded an impairment loss, writing off the accumulated cost of $1,246.
On February 5, 2025, the Company entered into a mutual agreement with the landowners to terminate their collective lease options in exchange for a release payment to the Company of $15,200 thousand.
The Company received the full payment on March 12, 2025 and recognized as other income (expense), net in the consolidated statements of operations and comprehensive loss for the year ended December
31, 2025.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Libra acquisition
On December 31, 2024, the Company through its subsidiary, Venus Buyer, LLC, entered into a membership interest purchase agreement (“Libra MIPA”) with Arevia Power Portfolio, LLC (“Arevia”) to acquire 100% of the membership interests in Libra Project Company, a development-stage solar project, from Arevia for the total purchase price of $291,672 thousand.
As of December 31, 2025, $52,672 thousand in a closing payment out of the total purchase price of
$291,672 thousand was made to Arevia, with $239,000 thousand of the remaining purchase price to be paid comprised of the following (in thousands):

Milestone required for future payment	Amount
Notice to proceed payment ..............................................................................................................	$174,000
Commercial operation date payment .............................................................................................	65,000
Total remaining purchase price .......................................................................................................	$239,000

The components of the remaining purchase price of $239,000 thousand are tied to future construction milestones and are contingent upon achievement of these milestones. As of December 31, 2025, the
Company concluded that the achievement of these milestones is probable in accordance with ASC Topic
450 Contingencies and these amounts have been accrued. $174,000 thousand is presented as accrued expenses and other current liabilities and $65,000 thousand is presented as other non-current liabilities on the Company's consolidated balance sheets.
Louis Energy interconnection acquisition
On November 21, 2025, DC DevCo, the Company's wholly owned subsidiary, entered into a purchase and sale agreement (“Louis Energy PSA”) and bill of sale and assignment agreement (“Louis Energy
BSA”) with Louis Energy Texas Inc. (“Louis Energy Texas”) to acquire ERCOT load interconnection application at Galvani substation, for a total purchase price of $23,000 thousand. Subject to the Louis
Energy PSA and Louis Energy BSA, Louis Energy Texas has agreed to sell, assign and transfer the rights to commercial contract, improved property, interconnection study agreement and load interconnection request to Wind Energy Transmission Texas to DC DevCo. On November 21, 2025, the Company paid the entire purchase of $23,000 thousand to Louis Energy Texas.
Note 5. Business combination
Studio 151 acquisition
On November 24, 2025 (the “Closing Date”), DC Holdco, the Company's wholly owned subsidiary, entered into a membership interest purchase agreement (“Studio 151 MIPA”) with the sellers to acquire
100% of the membership interests in Studio 151, LLC (“Studio 151”). Studio 151 is a private engineering and project-delivery services firm specializing in construction management, engineering services, and project consulting for complex infrastructure markets.
The acquisition date fair value of the purchase consideration was $12,000 thousand, which consisted of the cash paid to sellers in accordance with the Studio 151 MIPA. The Company incurred $200 thousand of acquisition-related costs. These expenses are included in general and administrative expense on the
Company’s consolidated statements of operations and comprehensive loss for the year ended December
31, 2025.
Beginning at the Closing Date, the Company made additional quarterly cash payments of $500 thousand to each seller for each of the eight consecutive calendar quarters after the Closing Date (the “Quarterly
Payments”), totaling $8,000 thousand, subject to each seller’s continued employment as of each payment date. Quarterly Payments will be ceased for any seller who resigns, is terminated for cause, or otherwise ceases continuous service before the final payment date. If both sellers cease continuous service under

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
such conditions, no further Quarterly Payments are owed. If a seller is terminated without cause,
Quarterly Payments for that seller will continue as though the seller had remained in continuous service.
In addition, sellers are entitled to receive up to an aggregate of $20,000 thousand ($10,000 thousand to each seller) in deferred cash consideration (“Deferred Cash Consideration”). The Deferred Cash
Consideration amount is earned pro rata over twelve consecutive calendar quarters following the Closing
Date, with 1/12 of each seller’s Deferred Cash Consideration becoming earned each quarter, provided that such seller remains employed and in continuous service as of the applicable earning date. If a seller resigns, is terminated for cause, or otherwise ceases continuous service before the final earning date, all unearned portions are forfeited. If a seller is terminated without cause, earning continues on schedule as if the seller had remained in continuous service.
The purchase consideration of $12,000 thousand was recorded as of the acquisition date. Both the
Quarterly Payments and the Deferred Cash Consideration were determined to be compensation rather than consideration transferred; therefore, they are recorded as cost of operations as the related services are rendered following the consummation of the transaction.
For the year ended December 31, 2025, the Company consolidated Studio 151 net assets of $1,007 thousand and recorded goodwill of $10,993 thousand on the Company's consolidated balance sheets.
The goodwill is attributable to the workforce of Studio 151, and it is not deductible for tax purposes.
Note 6. Revenue
Disaggregated Revenue
The following table presents the Company's revenue disaggregated by revenue stream for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Energy revenue .....................................................................................................	$125,830	$87,454
REC revenue ..........................................................................................................	17,151	13,098
Total revenue from contracts with customers ......................................	$142,981	$100,552

Derivative revenue ................................................................................................	70,486	131,691
Total revenue ..................................................................................................	$213,467	$232,243

Derivative revenue includes net unrealized gains of $63,300 thousand and net realized gains of $7,186 thousand for the year ended December 31, 2025, and net unrealized gains of $119,300 thousand and net realized gains of $12,391 thousand for the year ended December 31, 2024.
Remaining Performance Obligations (“RPO”)
Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations as of the end of the reporting period. The Company has elected to apply the optional disclosure exemptions under ASC 606 and, accordingly, does not disclose the value of remaining performance obligations for contracts with an original expected duration of one year or less or for variable consideration that qualifies for exclusion from the disclosure.
As of December 31, 2025, the Company did not have any remaining performance obligations required to be disclosed. For projects that had commenced as of the period ended December 31, 2025, substantially all consideration is variable and is excluded from the remaining performance obligation disclosure because revenue is recognized in the amount to which the Company has the right to invoice or because the variable consideration is allocated entirely to a wholly unsatisfied performance obligation or, in certain arrangements, to a wholly unsatisfied distinct good or service within a series of distinct goods or services.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Contract Balances
The Company did not record any contract assets as none of its right to payment was subject to something other than passage of time. The Company also did not record any contract liabilities as it recognizes revenue only at the amount to which it has the right to invoice for the electricity and RECs delivered;
therefore, there are no advanced payments or billings in excess of electricity or RECs delivered.
Note 7. Accounts receivable
The Company recognized revenue and has outstanding balances due from customers included in accounts receivable in the consolidated balance sheets as of December 31, 2025 and 2024. On an ongoing basis, the Company evaluates accounts receivable based on customer and industry credit conditions, collections, and historical payment performance. The Company's strategy regarding collection efforts varies based on individual customer circumstances.
As of December 31, 2025 and 2024, the Company had an allowance for credit losses of $108 thousand and $108 thousand, respectively, for accounts receivable deemed uncollectible from a single customer due to the customer’s adverse liquidity position at the time.
Energy sales that have been delivered but not billed by period end are estimated. Accrued unbilled revenues are based on estimates of delivered energy since the date of the last meter reading. Estimated amounts are adjusted when actual usage is known and billed. As of December 31, 2025 and 2024, the
Company estimated the unbilled receivables to be $11,611 thousand and $8,395 thousand, respectively.
The following table presents the Company's accounts receivable balance and the allowance for credit losses as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Billed trade receivable ...........................................................................................	$3,711	$4,616
Unbilled trade receivable ......................................................................................	11,611	8,395
Other receivable .....................................................................................................	353	4,854
Total trade receivable ............................................................................................	15,675	17,865
Less: allowance for credit losses ....................................................................	(108)	(108)
Accounts receivable, net ..................................................................................	$15,567	$17,757

Note 8. Property, plant and equipment, net
The following table presents property, plant and equipment by asset category as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Land .........................................................................................................................	$83,157	$31,683
Solar systems .........................................................................................................	3,106,149	3,107,743
Leasehold improvements .....................................................................................	820	820
Asset retirement obligations .................................................................................	50,962	48,986
Construction in progress .......................................................................................	1,892,436	353,250
Total property, plant and equipment ....................................................................	5,133,524	3,542,482
Less: accumulated depreciation .....................................................................	(270,445)	(180,242)
Property, plant and equipment, net ...............................................................	$4,863,079	$3,362,240

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, and 2024, the Company recorded depreciation expense of
$90,203 thousand and $70,276 thousand, respectively, which is included in depreciation, amortization and accretion on the consolidated statements of operations and comprehensive loss.
Note 9. Intangible assets
On June 12, 2024, Pelicans Jaw Solar, LLC executed a first amended and restated mitigation agreement with RES Environmental Operating Company LLC (“RES”). For projects that affect endangered species, an Incidental Take Permit (“ITP”) is issued to allow the project to proceed with certain unavoidable impacts on protected species, under the condition that those impacts are mitigated by actions like habitat preservation or restoration. The mitigation agreement ensures that the compensatory mitigation required by the ITP is properly implemented. As part of the services, RES has to find and secure a conservation easement to meet the mitigation requirements by California Department of Fish and Wildlife. On October
4, 2024, RES secured the easement and funded the endowment on behalf of Pelicans Jaw Solar, LLC. As of December 31, 2024, Pelicans Jaw Solar, LLC paid $16,496 thousand to RES. Although conservation easements by their nature impose perpetual land-use restrictions, the ITP granted to Pelican Jaw Solar,
LLC is specific to the project and is not transferable to any future or separate project following decommissioning. Accordingly, the intangible asset is considered to have a finite useful life and, upon the project reaching its commercial operation date, will be amortized on a straight-line basis over the estimated useful life of the project. For the year ended December 31, 2025, no amortization expense has been recorded as the project is not yet in service. Regular annual evaluation will be conducted for potential impairment.
On November 4, 2025, Libra Solar, LLC executed an easement purchase agreement (“Libra EPA”) with
Southwest Critical Materials, LLC (“Libra EPA Seller”) to acquire certain easements on and through the over, under, across, within and through property located in Lyon County, Nevada. In consideration of the grant of the easements, Libra Solar, LLC paid $2,000 thousand to Libra EPA Seller. The easement is recorded as an intangible asset in the consolidated balance sheet and will be amortized over the useful life of the associated asset.
Note 10. Consolidated Balance Sheets Components
Prepaid and other current assets
Prepaid and other current assets consists of the following as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Security deposit ......................................................................................................	$4,547	$14,705
Prepaid expense ....................................................................................................	13,695	16,368
Vendor credit ..........................................................................................................	20,877	—
Other current assets ..............................................................................................	1,650	359
Total prepaid and other current assets ........................................................	$40,769	$31,432

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consists of the following as of December 31, 2025 and
2024 (in thousands):

	December 31, 2025	December 31, 2024
Accrued compensation and benefits ..................................................................	$11,383	$10,615
Accrued interest .....................................................................................................	18,824	26,136
Accrued contingent consideration related to Libra asset acquisition ............	174,000	60
Accrued equipment purchase liability .................................................................	40,060	—
Accrued construction project costs .....................................................................	386,797	100,446
Other accrued expenses ......................................................................................	15,875	14,692
Total accrued expenses and other current liabilities ...............................	$646,939	$151,949

Note 11. Debt
Debt is categorized as either long-term or short-term. Short-term debt represents debt with an original contractual maturity of one year or less, and the current portion of the long-term debt. The long-term debt represents debt with an original contractual maturity greater than one year. The carrying value of the debt approximates fair value. See Note 13. Fair value measurements for further discussion.
The following table shows debt as of December 31, 2025 and 2024 (in thousands, except rates):

	Maturity Date	Interest Rate	December 31, 2025	December 31, 2024
IP Backlog Land Loan .......................................................	August 2055	4.5%	$37,016	$37,087
Senior Borrower 1 Term Loan ..........................................	January 2034	SOFR + 2%	162,167	162,167
Senior Borrower 2 Term Loan ..........................................	January 2034	SOFR + 2%	162,167	162,167
Mezzanine Borrower 1 Term Loan ...................................	January 2034	SOFR + 3%	50,000	50,000
Mezzanine Borrower 2 Term Loan ...................................	January 2034	SOFR + 3%	50,000	50,000
Eiffel Term Loan ..................................................................	December 2033	SOFR + 1.75%	89,323	90,110
Orion 1 Member B Term Loan ..........................................	October 2029	SOFR + 1.625%	83,339	84,979
Orion 2 Member B Term Loan ..........................................	November 2034	SOFR + 1.875%	92,837	93,880
Orion 3 Member B Term Loan ..........................................	September 2029	SOFR + 1.625%	96,984	98,176
Pelicans Jaw Construction Loan and Pelicans Jaw Bridge Loan(1) ......................................................................		SOFR + 1.75%	719,850	188,650
Global Borrower Term Loan and Global Borrower Revolving Loan ...................................................................	October 2027	SOFR + 3.75%	435,985	443,235
SE Borrower Term Loan ....................................................	September 2026	12.0%	60,549	60,549
Angela Bridge Loan(2) ........................................................		SOFR + 1.25%	127,900	—
Total principal of debt .........................................................			2,168,117	1,521,000
Less: unamortized issuance costs and discount ...........			(64,664)	(64,360)
Total debt, net of unamortized issuance costs and discount ....................................................................			$2,103,453	$1,456,640
Less: debt, net, current (3) .................................................			193,281	234,675
Total debt, net, non-current .........................................			$1,910,172	$1,221,965

(1)The maturity date for the Pelicans Jaw Construction Loan and Pelicans Jaw Bridge Loan is the earlier of the term loan conversion date, tax equity final funding date, or March 31, 2027.
(2)The maturity date for the Angela Bridge Loan is the earlier of the sale lease-back date, funding date, or March 31, 2026.
(3)As of December 31, 2025 and 2024, the debt, net, current balance includes unamortized issuance costs and discount of $1,787 thousand and $10,806 thousand, respectively.
Pursuant to the financing agreements described below, the Company is required to maintain minimum liquidity amounts and debt-service coverage ratio (“DSCR”). As of December 31, 2025, the Company was in compliance with all financial covenants.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
The Company's future principal repayments for each of the next five years and thereafter subsequent to
December 31, 2025, are as follows (in thousands):

After December 31, 2025	Principal
2026 ....................................................................................................................................................	$195,068
2027 ....................................................................................................................................................	1,168,378
2028 ....................................................................................................................................................	18,423
2029 ....................................................................................................................................................	296,332
2030 ....................................................................................................................................................	35,590
Thereafter ...........................................................................................................................................	454,326
Principal repayments ...................................................................................................................	$2,168,117

IP Backlog Land Loan
On September 10, 2020, the Company, through its wholly owned subsidiary, IP Backlog Land Holdings,
LLC, entered into a loan agreement (“IP Backlog Land Loan”) for a total loan amount of $37,010 thousand. As of December 31, 2025 and 2024, the principal outstanding on the loan was $37,016 thousand and $37,087 thousand, respectively, including capitalized interest of $0 thousand and $167 thousand, respectively.
The obligations under the IP Backlog Land Loan are secured by a Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing on substantially all of the assets of IP Backlog Land
Holdings, LLC, a subsidiary of the Company.
Senior Borrower 1 Term Loan
On January 24, 2024, Senior Borrower 1 entered into a financing agreement with certain lenders for a total loan commitment of $162,167 thousand (“Senior Borrower 1 Term Loan) and a letter of credit facility of $8,405 thousand. On May 10, 2024, the omnibus amendment and project letter of credit facility joinder agreement was signed by and among Senior Borrower 1, Senior Borrower 2 and certain of the Class B
Members to increase the letter of credit facility commitment by $100,510 thousand. As of December 31,
2024, the total commitment under the letter of credit facility is $108,915 thousand. At closing, Senior
Borrower 1 also drew down $162,167 thousand in cash. Also pursuant to the agreements, 100% of the membership interests of the Class B Members were pledged as collateral in the event of default.
The obligations under the Senior Borrower 1 Term Loan are secured by a first priority lien on substantially all of the assets of Senior Borrower 1 and Senior Borrower 2, as well as SE Big Five Pledgor, LLC and SE
Big Five Borrower, LLC, which are both subsidiaries of the Company.
Senior Borrower 2 Term Loan
On January 24, 2024, Senior Borrower 2 entered into a financing agreement with certain lenders for a total loan commitment of $162,167 thousand (“Senior Borrower 2 Term Loan”) and a letter of credit facility of $8,405 thousand. At closing, Senior Borrower 2 also drew down $162,167 thousand in cash. Also pursuant to the agreements, 100% of the membership interests of the Class B Members were pledged as collateral in the event of default.
The obligations under the Senior Borrower 2 Term Loan are secured by a first priority lien on substantially all of the assets of Senior Borrower 1 and Senior Borrower 2, as well as SE Big Five Pledgor, LLC and SE
Big Five Borrower, LLC, which are both subsidiaries of the Company.
Mezzanine Borrower 1 Term Loan
On January 24, 2024, Mezzanine Borrower 1 entered into a financing agreement with certain lenders for a total loan commitment of $50,000 thousand (“Mezzanine Borrower 1 Term Loan”) and a letter of credit facility of $15,000 thousand. At closing, Mezzanine Borrower 1 also drew down $50,000 thousand in cash.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Also pursuant to the agreements, 50% of the membership interests of Senior Pledgor were pledged as collateral in the event of default. As of December 31, 2025 and 2024, unamortized financing cost was
$1,344 thousand and $1,795 thousand, respectively.
The obligations under the Mezzanine Borrower 1 Term Loan are secured by a first priority lien on substantially all of the assets of Mezzanine Borrower 1 and Mezzanine Borrower 2.
Mezzanine Borrower 2 Term Loan
On January 24, 2024, Mezzanine Borrower 2 entered into a financing agreement with certain lenders for a total loan commitment of $50,000 thousand (“Mezzanine Borrower 2 Term Loan”) and a letter of credit facility of $17,000 thousand. At closing, Mezzanine Borrower 2 also drew down $50,000 thousand in cash.
Also pursuant to the agreements, 50% of the membership interests of Senior Pledgor were pledged as collateral in the event of default.
The obligations under the Mezzanine Borrower 2 Term Loan secured by a first priority lien on substantially all of the assets of Mezzanine Borrower 1 and Mezzanine Borrower 2.
Eiffel Term Loan
On March 31, 2023, the Paris Farm Project Company entered into a financing agreement with certain lenders for a total commitment of $78,535 thousand, of which the Paris Farm Project Company drew down $61,553 thousand in cash (“Eiffel Construction Loan”). Interest was payable based on SOFR plus
113bps. On December 6, 2023, the Company, through its wholly owned subsidiary, Eiffel Member B, LLC converted the Eiffel Construction Loan into a term loan (“Eiffel Term Loan”) and the total commitment on the Eiffel Term Loan was $91,071 thousand. Eiffel Construction Loan had an outstanding principal of
$61,553 thousand at the time of conversion. During the year ended December 31, 2024, Eiffel Member B,
LLC made additional draws of $29,518 thousand on the Eiffel Term Loan. Pursuant to the agreements,
100% of the membership interests of the Paris Farm Project Company, wholly-owned by Eiffel TE Holdco,
LLC, were pledged as collateral in the event of default. During the year ended December 31, 2024, the
Eiffel Member B, LLC repaid $962 thousand on the Eiffel Term Loan. Eiffel Member B, LLC also paid the total interest of $4,262 thousand for the year ended December 31, 2024. During 2025, the Eiffel Member
B, LLC repaid $786 thousand on the Eiffel Term Loan. Eiffel Member B, LLC also paid the total interest of
$5,884 thousand for the year ended December 31, 2025.
The obligations under the Eiffel Term Loan are secured by a first priority lien on substantially all of the assets of Eiffel Member B, LLC, Eiffel Construction Holdco, LLC, and Eiffel TE Holdco, LLC, which are subsidiaries of the Company.
Orion 1 Member B Term Loan
The Ben Milam 1 Project Company entered into a financing agreement with certain lenders dated August
4, 2023, for a total loan commitment of $255,720 thousand (“Ben Milam 1 Construction Loan”) and a letter of credit facility of $31,808 thousand. As per the terms of the financing agreements, on the earlier of the substantial completion closing date or the loan maturity date of November 1, 2024, the principal amount of Ben Milam 1 Construction Loan was to be converted to a term loan. Interest was payable based on
SOFR plus 137.5bps. On October 30, 2024, Orion 1 Member B, LLC converted the Ben Milam 1
Construction Loan into Orion 1 Member B Term Loan with a letter of credit facility of $28,750 thousand.
Pursuant to the agreements, 100% of the membership interests of the Ben Milam 1 Project Company, wholly-owned by Orion 1 TE Holdco, LLC, were pledged as collateral in the event of default. During 2025, the Orion 1 Member B, LLC repaid $1,640 thousand on the Orion 1 Member B Term Loan. Orion 1
Member B, LLC also paid the total interest of $5,116 thousand for the year ended December 31, 2025.
The obligations under the Orion 1 Member B Term Loan are secured by a first priority lien on substantially all of the assets of Orion 1 Member B, LLC, Orion 1 Construction Holdco, LLC, and Orion 1 TE Holdco,
LLC, which are subsidiaries of the Company.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Orion 2 Member B Term Loan
The Ben Milam 2 Project Company entered into a financing agreement with certain lenders dated
November 16, 2024 date, for a total commitment of $314,414 thousand (“Ben Milam 2 Construction
Loan”) and a letter of credit facility of $56,344 thousand. As per the terms of the financing agreements, on the earlier of the substantial completion closing date or the loan maturity date of October 31, 2024, the principal amount of Ben Milam 2 Construction Loan was to be converted to a term loan. Interest was payable based on SOFR plus 125bps. On November 26, 2024, Orion 2 Member B, LLC converted the
Ben Milam 2 Construction Loan into Orion 2 Member B Term Loan with the total loan commitment of
$96,122 thousand and a letter of credit facility of $33,756 thousand. Ben Milam 2 Construction Loan had the outstanding principal of $93,880 thousand at the time of conversion. Orion 2 Member B Term Loan matures on November 26, 2034. Pursuant to the agreements, 100% of the membership interests of the
Ben Milam 2 Project Company, wholly-owned by Orion 2 TE Holdco, LLC, were pledged as collateral in the event of default. During 2025, the Orion 2 Member B, LLC repaid $1,043 thousand on the Orion 2
Member B Term Loan. Orion 2 Member B, LLC also paid the total interest of $5,100 thousand for the year ended December 31, 2025.
The obligations under the Orion 2 Member B Term Loan are secured by a first priority lien on substantially all of the assets of Orion 2 Member B, LLC, Orion 2 Construction Holdco, LLC, and Orion 2 TE Holdco,
LLC, which are subsidiaries of the Company.
Orion 3 Member B Term Loan
The Ben Milam 3 Project Company entered into a financing agreement with certain lenders dated June
15, 2023, for a total loan commitment of $333,200 thousand (“Ben Milam 3 Construction Loan”) and a letter of credit facility of $37,183 thousand. As per the terms of the financing agreements, on the earlier of the substantial completion closing date or the loan maturity date of October 31, 2024, the principal amount of Ben Milam 3 Construction Loan was to be converted to a term loan. Interest was payable based on SOFR plus 137.5bps. On September 3, 2024, Orion 3 Member B, LLC converted the Ben Milam
3 Construction Loan into Orion 3 Member B Term Loan with the total loan commitment of $98,176 thousand and a letter of credit facility of $37,050 thousand. Pursuant to the agreements, 100% of the membership interests of Ben Milam 3 Project Company, wholly-owned by Orion 3 TE Holdco, LLC, were pledged as collateral in the event of default. During 2025, the Orion 3 Member B, LLC repaid $1,192 thousand on the Orion 3 Member B Term Loan. Orion 3 Member B, LLC also paid the total interest of
$5,986 thousand for the year ended December 31, 2025.
The obligations under the Orion 3 Member B Term Loan are secured by a first priority lien on substantially all of the assets of Orion 3 Member B, LLC, Orion 3 Construction Holdco, LLC, and Orion 3 TE Holdco,
LLC, which are subsidiaries of the Company.
Pelicans Jaw Construction Loan and Pelicans Jaw Bridge Loan
Pelicans Jaw Solar, LLC entered into a financing agreement with certain lenders dated December 23,
2024, for a total loan commitment of $1,028,308 thousand (“Pelicans Jaw Construction Loan”) and
(“Pelicans Jaw Bridge Loan”) and a letter of credit facility of $72,313 thousand. During 2025, Pelicans Jaw
Solar, LLC made additional draws of $296,786 thousand on the Pelicans Jaw Construction Loan and
$234,414 thousand on the Pelicans Jaw Bridge Loan.
The obligations under the Pelican Jaw Construction/Bridge Loan are secured by a first priority lien on substantially all of the assets of Pelicans Jaw Solar, LLC, Pelicans Jaw TE Holdco, LLC, Pelicans Jaw
Member B, LLC, and Pelicans Jaw Construction Holdco, LLC, which are subsidiaries of the Company.
Global Borrower Term Loan and Global Borrower Revolving Loan
On October 18, 2023, Global Borrower entered into a financing agreement (“Global Borrower Credit
Agreement”) with certain lenders, for a total term loan commitment of $200,000 thousand (“Global
Borrower Term Loan”), revolving loan commitment of $200,000 thousand (“Global Borrower Revolving

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Loan”) and a letter of credit facility commitment of $200,000 thousand. During 2024, Global Borrower signed various amendments to the Global Borrower Credit Agreement to increase the term loan commitment to $262,963 thousand, revolving loan commitment to $212,037 thousand and letter of credit facility commitment to $225,000 thousand. Global Borrower Term Loan and Global Borrower Revolving
Loan mature on October 18, 2027. During 2024, Global Borrower made total draws of $262,963 thousand on the Global Borrower Term Loan and $180,272 thousand on the Global Borrower Revolving Loan.
On October 22, 2025, Global Borrower amended the agreement with certain lenders to increase Global
Borrower Revolving Loan commitment to $262,037 thousand and the letter of credit facility commitment to
$475,000 thousand.
SE Borrower Term Loan
On March 6, 2024, SE Borrower entered into a financing agreement with certain lenders, for a total term loan commitment of $134,000 thousand (“SE Borrower Term Loan”). SE Borrower Term Loan matures on
September 6, 2026. During the year ended December 31, 2024, SE Borrower made total draws of
$60,549 thousand.
The obligations under the SE Borrower Term Loan are secured by a first priority lien on substantially all of the assets of SE Borrower, as well as Aratina Holdings, LLC, Aratina Pledgor, LLC, and Aratina Borrower,
LLC, which are subsidiaries of the Company.
Angela Bridge Loan
Angiola East, LLC entered into a financing agreement with certain lenders dated May 12, 2025, for a total loan commitment of $140,572 thousand (“Angela Bridge Loan”). The initial draw of Angela Bridge Loan at closing was $61,000 thousand. During 2025, Angiola East, LLC made additional draws of $66,900 thousand.
The obligations under the Angela Bridge Loan are secured by all of the assets of Angiola East, LLC, as defined within the Angela Bridge Loan agreement.
Note 12. Income taxes
The components of loss before income taxes, determined by tax jurisdiction, are as follows (in thousands):

	Year Ended December 31,
	2025	2024
United States ..........................................................................................................	$(778,890)	$(188,789)

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Total income taxes for the years ended December 31, 2025 and 2024 is allocated as follows (in thousands):

	Year Ended December 31,
	2025	2024
Current:
United States ..........................................................................................................	$(68)	$(839)
State and Local ......................................................................................................	—	(4)
Total current tax benefit ....................................................................................	$(68)	$(843)

Deferred:
State and Local ......................................................................................................	9,270	16,105
Total deferred tax expense ..............................................................................	$9,270	$16,105

Income tax expense ...........................................................................................	$9,202	$15,262

Reconciliation of effective tax rate
The income tax expense attributable to loss before income taxes was $9,202 thousand and $15,262 thousand for the years ended December 31, 2025 and 2024, respectively. These tax expenses (benefits)
differed from the amounts computed by applying the U.S. federal income tax rate of 21.0% to loss before income taxes as a result of the following items (in thousands):

	Year ended December 31, 2025		Year ended December 31, 2024
	Amount	Effective Rate	Amount	Effective Rate
US federal statutory income tax benefit ...............	(163,567)	21.0%	(39,645)	21.0%
Domestic Federal:
Tax credits ............................................................	82	0.0%	(5,509)	2.9%
Non taxable or non deductible:
Equity compensation .....................................	141,550	(18.2)%	29,464	(15.6)%
Taxes attributable to non-controlling interests ...........................................................	10,518	(1.4)%	65,133	(34.5)%
Other reconciling items ......................................	2,451	(0.3)%	272	(0.1)%
Changes in valuation allowance ............................	8,898	(1.1)%	(50,447)	26.7%
Domestic State:
State income taxes, net of federal effect .........	9,270	(1.2)%	15,994	(8.5)%
Total income tax expense attributable to loss before income taxes ...................................	$9,202	(0.7)%	$15,262	(8.1)%

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
The following table details the amount of income taxes paid, net of refunds, for the years ended
December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024
Income taxes paid (net of refunds)
US Federal ..............................................................................................................	$—	$345
US State and Local ................................................................................................	30	—
Total ...................................................................................................................	$30	$345

Deferred tax balances
The significant components of net deferred tax assets as of December 31, 2025 and 2024 are as follows
(in thousands):

	December 31, 2025	December 31, 2024
Deferred tax asset:
Net operating loss carryforward ......................................................................	$48,490	$14,443
Investment tax credit carryforward .................................................................	44,888	44,503
Interest expense carryforward ........................................................................	68,932	50,742
Development assets and CIP .........................................................................	—	744
Other ...................................................................................................................	2,126	1,558
Total deferred tax asset ........................................................................................	164,436	111,990

Deferred tax liability:
Derivative liability ..............................................................................................	(342)	(2,343)
Basis difference in the equity method investment .......................................	(158,407)	(109,255)
Other ...................................................................................................................	(1,446)	—
Total deferred tax liability ......................................................................................	(160,195)	(111,598)
Less: valuation allowance ................................................................................	(29,616)	(16,497)
Total net deferred tax liability .........................................................................	$(25,375)	$(16,105)

On December 31, 2025, the Company had U.S. federal and state net operating loss carryforwards of approximately $224,906 thousand and $18,045 thousand, respectively. On December 31, 2024, the
Company had U.S. federal and state net operating loss carryforwards of approximately $64,246 thousand and $13,619 thousand, respectively. The U.S. federal net operating losses have an indefinite life carryforward and the state net operating losses expire between 2040 and 2044.
The Company maintained a valuation allowance against net federal deferred tax assets as of December
31, 2025 and 2024 as it is more likely than not that such amounts will not be realized. During the years ended December 31, 2025 and 2024, the valuation allowance has changed by $13,119 thousand and
$50,447 thousand, respectively.
On December 31, 2025, the Company has a federal ITC carryforward of $44,888 thousand, which can be carried forward for 20 years, expiring between 2041 - 2044. The Company uses the flow-through method of accounting for ITCs under which the current and deferred tax expense from the credits (net of valuation allowance) is recognized as a reduction in tax expense for the year.
On July 4, 2025, the U.S. signed into law the H.R.1 legislation commonly referred to as the OBBBA. The
OBBBA contains significant tax provisions, such as permanent extension of certain expiring provisions of

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
the Tax Cuts and Jobs Act and the restoration of favorable tax treatment for certain business provisions.
The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA did not result in any material adjustments to the Company’s total income tax provision for the year ended December 31, 2025, and the Company has adjusted our deferred tax balances to reflect the impacts of the OBBBA enactment. However, given the complexity of tax laws, related regulations and interpretations, the Company’s current estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.
The Company's major taxing jurisdictions include U.S., Federal, California and Texas. The Company is not currently under any income tax examinations. The Company's tax years 2022 and forward are open to examination. The Company does not have any unrecognized tax benefits during any of the periods presented and does not expect this to change in the next twelve months.
The Company does not have any unrecognized tax benefits during any periods presented and does not expect this to significantly change in the next twelve months. There were no interest and penalties recorded in the statement of operations during any period and no amounts accrued for interest and penalties on December 31, 2025 or 2024.
Note 13. Fair value measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is a description of the valuation techniques that the Company uses to measure the fair value of the derivative instruments on a recurring basis.
SE Athos I, LLC and SE Athos II, LLC entered into swap arrangements with two separate hedging parties.
Each of the swaps has a contractual term of 7 years and is effective upon the effective date of the agreement, being April 1st, 2022 for Athos I and May 13th, 2022 for Athos II. The swaps hedge the floating price per megawatt hour (MWh) against a contractual fixed price based on the underlying capacity of the solar plant, projected at 338.7MWh and 270.9MWh of direct current, respectively. As of December
31, 2025 and 2024, the power price swaps are presented as derivative liabilities on the Company's consolidated balance sheets. As of December 31, 2025, the remaining life of the swaps are 3.2 years for
SE Athos I, LLC, and 3.3 years SE Athos II, LLC.
The fair values of the power price swaps are based on a discounted cash flow method under the income approach. Forecasted net settlement payments, to or from the Company, are estimated based on forecasted prices, the fixed price, and the contractual hourly quantity. The fair value is then calculated by discounting the forecasted net settlement payments based on discount rates commensurate with the term and risk in each settlement payment. The forward power prices are based on observable market data obtained from an independent third party (Standard & Poor's) and are constructed using CAISO SP15 on peak and off peak forward price curves derived from Standard & Poor's market data. The Company does not apply adjustments to the observable forward price inputs. The forecasted net settlement cash flows are discounted using market based discount rates that reflect observable yield curves and credit spreads applicable to the Company and the respective counterparties, with discount rates applied based on which party is obligated to make the net settlement payment. As the valuation techniques utilize observable inputs and do not rely on significant unobservable inputs, the Company classifies the power price swap derivative instruments as Level 2 within the fair value hierarchy.
The Company is exposed to interest rate risk primarily through its variable rate indebtedness, the majority of which bears interest at SOFR plus an applicable margin. The Company uses interest rate swaps to manage interest rate risk. The fair value of the interest rate swaps is calculated as the net of the discounted future cash flows of the pay and receive legs of the swaps. Mid-market interest rates on the valuation date are used to create the forward curve for the floating legs and discount curve.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
The following table presents the list of interest rate swap contracts as of December 31, 2025 (in thousands):

Subsidiary	Effective Date	Floating rate	Fixed rate	Termination date	Notional amount
Eiffel Member B, LLC .......	December 6, 2023	6-month term SOFR floating rate index	3.45%	October 31, 2033	$66,548
Ben Milam 1 ......................	August 4, 2023	6-month term daily compounding SOFR floating rate index	3.76%	July 31, 2044	$64,879
Ben Milam 2 ......................	November 16, 2023	6-month term daily compounding SOFR floating rate index	4.17%	January 31, 2044	$72,091
Ben Milam 3 ......................	June 15, 2023	6-month term daily compounding SOFR floating rate index	3.37%	August 31, 2044	$73,787
Senior Borrower 1 and Senior Borrower 2 ............	January 29, 2024	6-month term daily compounding SOFR floating rate index	3.95%	January 25, 2034	$243,909
Mezzanine Borrower 1 and Mezzanine Borrower 2 ..........................................	January 29, 2024	6-month term daily compounding SOFR floating rate index	3.93%	January 25, 2029	$75,000
Global Borrower ................	November 19, 2025	3-month term daily compounding SOFR floating rate index	3.79%	October 18, 2027	$138,060
Global Borrower ................	November 21, 2025	3-month term daily compounding SOFR floating rate index	3.71%	October 18, 2027	$59,167
Pelicans Jaw Solar, LLC .	September 30, 2026	6-month term daily compounding SOFR floating rate index	4.20%	September 30, 2049	$319,989
Pelicans Jaw Solar, LLC .	September 30, 2026	6-month term daily compounding SOFR floating rate index	4.21%	September 30, 2049	$44,087
Venus Buyer ......................	March 5, 2025	6-month term daily compounding SOFR floating rate index	3.96%	July 31, 2055	$573,403
The following table presents the estimated fair values of the Company's asset and liability financial instruments as of December 31, 2025 (in thousands):

		Fair Value Measurement Using
	Fair Value as of December 31, 2025	Level 1	Level 2	Level 3
Assets:
Non-current derivative asset - interest rate swaps ......................................................................	$16,549	$—	$16,549	$—
Total assets .........................................................	$16,549	$—	$16,549	$—

Liabilities:
Current derivative liability - power price swaps	$17,399	$—	$17,399	$—
Non-current derivative liability - interest rate swaps ......................................................................	15,327	—	15,327	—
Non-current derivative liability - power price swaps ......................................................................	47,701	—	47,701	—
Total liabilities .....................................................	$80,427	$—	$80,427	$—

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
The following table presents the estimated fair values of the Company's asset and liability financial instruments as of December 31, 2024 (in thousands):

		Fair Value Measurement Using
	Fair Value as of December 31, 2024	Level 1	Level 2	Level 3
Assets:
Non-current derivative asset - interest rate swaps ......................................................................	$13,789	$—	$13,789	$—
Total assets .........................................................	$13,789	$—	$13,789	$—

Liabilities:
Current derivative liability - power price swaps	$28,404	$—	$—	$28,404
Non-current derivative liability - interest rate swaps ......................................................................	5,418	—	5,418	—
Non-current derivative liability - power price swaps ......................................................................	99,996	—	—	99,996
Total liabilities .....................................................	$133,818	$—	$5,418	$128,400

As of December 31, 2025, the discount rate ranges between 4.21% and 4.37%, with a weighted average rate of 4.29%, and the floating price is between $12.25 and $64.42 for the Athos I Project Company. The
discount rate ranges between 3.97% and 4.10%, with a weighted average rate of 4.03%, and the floating price is between $12.43 and $64.42 for Athos II Project Company.
As of December 31, 2024, the discount rate ranges between 5.06% and 5.16% and the floating price is between $14.70 and $80.67 for the Athos I Project Company. The discount rate ranges between 4.80%
and 4.90%, and the floating price is between $14.95 and $80.77 for Athos II Project Company.
The following table presents a summary of the changes in the fair value of the Company's Level 3 financial instruments (in thousands):

	December 31, 2025	December 31, 2024
Beginning balance .............................................................................................	$128,400	$247,700
Unrealized mark to market gain on derivative ...................................................	(91,704)	(65,699)
Settlements .............................................................................................................	28,404	(53,601)
Transfer from Level 3 to Level 2(1) .......................................................................	(65,100)	—
Closing balance ..................................................................................................	$—	$128,400

(1)During the year ended December 31, 2025, the power price swap derivative instrument fair value was reclassified from Level 3 to Level
2 due to the Company utilizing observable inputs for fair value measurement.
The carrying amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's outstanding debt under its various loans and revolving credit facilities approximates fair value because the interest rates on these instruments are variable and reset frequently, and therefore approximate current market rates for instruments with similar terms and maturities. See Note 11. Debt for further information.
Note 14. Commitments and contingencies
On December 14, 2023, the Juno Project Company, Titan Project Company and Aragorn Project
Company received an open letter from the Public Utility Commission of Texas for an investigation of non-

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
compliance with the ERCOT operating guides. The Company believes that it is probable that the investigation will result in an immaterial financial loss.
On April 19, 2024, the Company, on behalf of the Athos I Project Company and Athos II Project Company
voluntarily submitted a letter to the California Air Resources Board (“CARB”) to disclose the noncompliance identified during the Company's review of the CARB regulation for reducing sulfur hexafluoride emission from gas insulated switchgear for data years in 2021 and 2022. The self-disclosed violations related to the requirement to submit annual greenhouse gas emissions data reports for the data years 2021 and 2022. The Company believes that it is probable that the investigation will result in an immaterial financial loss.
The Company has entered into PPAs providing annual delivery of a minimum amount of electricity at fixed prices. The Company has certain interconnection tax security obligations with the transmission owner. In connection with the financing agreement dated March 31, 2023, the Company entered into irrevocable standby letters of credit to establish the debt service reserve letters of credit. As collateral for PPAs, interconnection tax security obligations, debt service reserve, module procurement, cluster study and resource adequacy agreements, the Company entered into letter of credit agreements (“LCs”) as a safeguard for the following types of agreements as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
PPAs ........................................................................................................................	$462,632	$292,208
Financial derivatives ..............................................................................................	8,907	3,907
Equity contribution obligation ...............................................................................	16,000	—
Interconnection performance obligations ...........................................................	143,686	53,663
Debt service reserve ............................................................................................	46,155	56,155
Cluster study agreement .....................................................................................	7,500	7,500
Resource adequacy agreement ..........................................................................	—	1,800
Total LCs used ....................................................................................................	$684,880	$415,233

Total LC commitment ........................................................................................	$981,176	$615,546

As of December 31, 2025 and 2024, the total surety bonds was $170,591 thousand and $80,699 thousand, respectively.
As of December 31, 2025 and 2024, the Company had no unconditional purchase obligations. As of
December 31, 2025, the Company had firm construction commitments of $2,312,840 thousand through
2028.
Note 15. Related party transactions
As of December 31, 2025 and 2024, the receivables from related parties of $195 thousand and $14 thousand, respectively, represent the amounts owed to the Company for bill payments made on behalf of
SB Energy Global Holding Limited and its subsidiaries.
As of December 31, 2025 and 2024, the payables to related parties of $188 thousand and $18,426 thousand, respectively, represent amounts owed to SB Energy Global Holdings One Limited for the tax payment made on behalf of SBE US Holdings One, LLC.
As of December 31, 2025 and 2024, the debt from related parties of $709,520 thousand and $410,000 thousand, respectively, represent the intercompany revolving promissory notes between the Company as the borrower and SBE Global, LP, the Company's direct parent, as lender at the annual interest rate of
6%.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
The Company entered into a U.S. State and Local Tax Sharing Agreement (“TSA”) with SB Group US,
Inc. that governs the respective rights, responsibilities and obligations of the Company and SB Group US,
Inc. with respect to certain state and local tax matters in jurisdictions and for taxable periods in which SB
Group US, Inc. is required to file tax returns on a consolidated, combined, unitary or other group basis with the Company (the “Combined Returns”). Among other things, the TSA (i) allocates responsibility for the preparation and filing of the Combined Returns and the payment of taxes due in connection therewith,
(ii) determines the appropriate allocation of any such tax liability between SB Group US, Inc. and the
Company, (iii) requires compensation to be paid by the Company to SB Group US, Inc. to the extent the
Company uses any tax attributes properly allocable to SB Group US, Inc. to offset taxes otherwise allocable to the Company and vice versa, (iv) allocates responsibility for the conduct of tax contests arising with respect to the Combined Returns, and (v) ensures that the parties are aligned on cooperating and coordinating with respect to the Combined Returns.
On November 7, 2025, the Company executed a lease agreement (the “Cosmos Lease”), primarily for data centers and office buildings, that had not yet commenced, with a related party. The aggregate amount of estimated future undiscounted lease payments associated with such lease is $2,183,000 thousand. The lease will commence in stages between June 26, 2026 and February 5, 2027 based on achievement of Ready for Service (“RFS”) status for several construction phases. The initial lease term is
15 years with an option for renewal for an additional 10 year period.
In connection with the execution of the Cosmos Lease, SoftBank Group Capital Limited (the “Guarantor”),
an affiliate of the related party, entered into a guaranty agreement (the “Guaranty”) with the Company.
Pursuant to the Guaranty, the Guarantor has irrevocably and unconditionally guaranteed to the Company the full and prompt payment and performance of all obligations of the related party arising under the
Cosmos Lease. The Guarantor and the Company anticipate that the maximum aggregate exposure under the Guaranty is approximately $2,617,000 thousand.
Note 16. Asset retirement obligations
The Company has AROs arising from a contractual liability to perform certain asset retirement activities at the time that it disposes of its solar power plants. The liability is initially measured at fair value and is subsequently adjusted for accretion expense and any changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the solar power plant and are depreciated over the asset's remaining useful life. Asset retirement cost is recognized under property, plant and equipment, net on the consolidated balance sheets.
The following table presents the liability balance of the AROs and activity for years ended December 31,
2025 and 2024 (in thousands):

Balance as of December 31, 2023 .............................................................................................	$39,073
Additional obligations incurred ........................................................................................................	16,129
Accretion expense ............................................................................................................................	2,840
Balance as of December 31, 2024 .............................................................................................	$58,042
Additional obligations incurred ........................................................................................................	1,141
Change in estimates .........................................................................................................................	834
Accretion expense ............................................................................................................................	3,663
Balance as of December 31, 2025 .............................................................................................	$63,680

Note 17. Leases
The Company leases the land at the site of its solar power plants. The land lease agreements have terms ranging from 20 to 35 years with an ability to extend for periods of 5 to 10 years. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Company will exercise any such options. The extension periods are included in the life of the right-of-use asset and lease liabilities up until the 35 years of useful life of the solar assets.
The Company accounts for the land leases as operating leases. Lease expense is recognized on a straight-line basis over the expected lease term. At times, the Company enters into operating land leases that are subject to annual changes to the lease payment based upon annual escalations between 1% to
5% per year until the end of the production term or based upon the lease schedule presented in the lease agreements.
Information relating to the lease term and discount rate as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years):
Operating leases .....................................................................................................	31.98	32.9

Weighted-average discount rate:
Operating leases .....................................................................................................	6.45%	6.44%

During the years ended December 31, 2025 and 2024, the Company recognized ground lease expenses of $15,104 thousand and $14,684 thousand, respectively, which is included in cost of operations on the consolidated statements of operations and comprehensive loss.
Operating lease information was as follows (in thousands):

	Year Ended December 31,
	2025	2024
Cash paid for operating lease liabilities ...............................................................	$12,137	$9,987

The future lease payments included in the measurement of the Company's operating lease liabilities as of
December 31, 2025, were as follows (in thousands):

After December 31, 2025	Leases
2026 ....................................................................................................................................................	$13,937
2027 ....................................................................................................................................................	14,190
2028 ....................................................................................................................................................	14,430
2029 ....................................................................................................................................................	13,874
2030 ....................................................................................................................................................	14,098
Thereafter ...........................................................................................................................................	487,383
Total lease obligation ........................................................................................................................	$557,912
Less: imputed interest ......................................................................................................................	(342,107)
Total operating lease liabilities ..................................................................................................	215,805

Operating lease liabilities, current ..................................................................................................	$13,833
Operating lease liabilities, non-current ..........................................................................................	$201,972

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Note 18. Member's equity
The membership equity of the Company is 100% owned by its parent entity, SBE Global. SBE Global's limited liability company interests are generally consistent with ordinary equity ownership interests. During the years ended December 31, 2025 and 2024, the Company received $496,571 thousand and $500,490 thousand in cash capital contributions from the SBE Global, and $674,019 and $606,816 in non-cash contributions, respectively. During the years ended December 31, 2025 and 2024, the Company made
$512,058 thousand and $1,320 thousand in distributions to SBE Global, respectively. Distributions are to be made to SBE Global at the sole discretion of the Parent, with no restrictions.
Note 19. Long-term incentive plan
Common A Profit Units
Effective July 2, 2024, SB Energy Holdco, LLC (“SB Partner”) and the 2022 Series C profit unit and Series
D profit unit holders (collectively, the “Profit Unit Holders”) entered into a securities purchase agreement
(“July 2024 Profit Unit SPA”) to purchase the outstanding vested and unvested profit units in exchange for a combination of upfront cash payments, deferred cash payments with vesting conditions over three years, and rollover units with vesting conditions over three years. As of the closing date of July 2, 2024, the management of SB Partner determined the total number of 2022 Series C profit units (“2022 Series C
Profit Units”) and Series D profit units (“Series D Profit Units”) outstanding and applied the redemption price $232.86 per 2022 Series C Profit Unit and $447.87 per Series D Profit Unit to calculate the total value to the Profit Unit Holders for the upfront cash payments, deferred cash payments and rollover units.
The total value of the acquired units was $335,250 thousand, which represents upfront cash payments of
$137,942 thousand (41%), deferred cash payments of $87,599 thousand (26%) and rollover units of
$109,709 thousand (33%).
Pursuant to the July 2024 Profit Unit SPA, $137,942 thousand in cash was transferred to the Profit Unit
Holders upfront on the closing date of July 2, 2024 without any vesting conditions and $87,599 thousand was deferred and vested over the period of three years. The deferred cash payments are paid in six equal installments over three years after the closing date of July 2, 2024 and are subject to 5% accrued interest.
Pursuant to the July 2024 Profit Unit SPA, some of the 2022 Series C Profit Units and Series D Profit
Units were rolled over into common A units (“Common A Profit Units”) issued by Energy Global, LP to the
Common A Profit Unit holders. The Common A Profit Units vest over three years contingent on continued
employment. The Common A Profit Units are accounted as equity of Energy Global, LP in accordance with ASC Topic 718 Compensation - Stock Compensation.
The total number of Common A Profit Units converted was 1,097,095 with the price per unit of $100.00 for the total value of $109,710 thousand. During the years ended December 31, 2025 and 2024, 11,938 units and 21,498 units were forfeited, respectively. The unvested units outstanding at December 31, 2025 had a weighted-average remaining contractual term of 19 months.
The Company determined that the exchange of 75% of the 2022 Series C Profit Units for Common A
Profit Units, upfront cash and deferred cash payments is a Type III modification in accordance with ASC
Topic 718 Compensation - Stock Compensation because the vesting condition was deemed improbable and is now considered probable. During the years ended December 31, 2025 and 2024, compensation expense of $6,652 thousand and $9,290 thousand was recognized, respectively. The remaining 25% of
2022 Series C Profit Units were already legally vested and repurchased for $8,640 thousand.
The Company also determined that the exchange of 20% of Series D Profit Units (which are subject to a performance condition) for Common A Profit Units and deferred cash payments is a Type III modification in accordance with ASC Topic 718 Compensation - Stock Compensation because the vesting condition was deemed improbable and is now considered probable. During the years ended December 31, 2025 and 2024, compensation expense of $20,046 thousand and $10,023 thousand was recognized, respectively. $101,817 thousand of compensation expense was recognized for vested Series D Profit

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Units. Further, $37,758 thousand and $19,177 thousand of compensation expense was recognized for unvested units during the years ended December 31, 2025 and 2024, respectively.
As of December 31, 2025 and 2024, unvested compensation cost that will be recognized over the remaining vesting period is $102,516 thousand and $168,432 thousand, respectively. The weighted average recognition period remaining at December 31, 2025 is 0.7 years.
2024 Series C Profit Units
Effective July 2, 2024, Energy Global, LP, an indirect parent entity of the Company, established its Long-
term Incentive Plan (“2024 LTIP”) with the aim of issuing equity interests to employees or other service providers eligible to be designated as plan participants. The units under 2024 LTIP are available in one class namely 2024 Series C Profit Units and are not transferable by the participants. The 2024 LTIP authorizes and reserves the number of common units that may be issued pursuant to awards under the plan to 10,000,000 2024 Series C Profit Units, which can be adjusted.
Eighty percent of the 2024 Series C Profit Units are subject to a service-based vesting condition that commenced on July 2, 2024, and the remaining twenty percent vest upon occurrence of a liquidity event, which is a performance-based vesting condition. The service-based vesting condition is satisfied over a four year period, with a one year cliff vest and ratable quarterly vesting thereafter. Upon a liquidity event, all unvested units, including any unvested service-based units, will vest, provided the participants remain in continuous service through the consummation of the liquidity event.
The 2024 LTIP is accounted for in accordance with ASC Topic 718 Compensation - Stock Compensation, and the 2024 Series C Profit Units are accounted for as a liability of the grantor, Energy Global, LP. These liability-classified awards are remeasured to fair value as of each reporting period-end date until the award’s settlement or expiration. Any changes to the fair value of liability-classified awards are recorded as compensation expense in general and administrative expense in the consolidated statements of operations and comprehensive loss, with a corresponding credit to equity as a capital contribution. The
Company recognizes forfeitures as they occur. The Company recognizes compensation expense related to these liability-classified awards using a straight-line method.
The fair value of the 2024 Series C Profit Units is estimated at each reporting date using an option pricing method. As the 2024 Series C Profit Units are profit interests in a private partnership, observable market prices are not available. Accordingly, management employs a valuation technique that incorporates unobservable inputs, reflecting the classification of the fair value measurement within Level 3 of the fair value hierarchy in accordance with ASC Topic 820 Fair Value Measurement. The fair value of the 2024
Series C Profit Units was determined by allocating the total equity value of Energy Global, LP using the option-pricing method, as described in the AICPA Accounting and Valuation Guide entitled, Valuation of
Privately-Held Company Equity Securities Issued as Compensation. Because Energy Global, LP is not
publicly traded, the Company must estimate the fair value of its equity. The Company considers numerous objective and subjective factors to determine the fair value of awards at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations, (ii) the prices, rights, preferences, and privileges of Energy Global,
LP’s outstanding equity, (iii) the lack of marketability of the equity, (iv) actual operating and financial performance and estimated trends and prospects for its future performance, current business conditions and financial projections, (v) the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale, given prevailing market conditions; and (vi) precedent transactions. The option-
pricing model treats the 2024 Series C Profit Units as call options on the total equity value of the Energy
Global, LP, with exercise (or strike) prices based on the value thresholds at which the allocation amount of the various holders of  securities changes. These strike prices are based on liquidation preferences of the various classes of units and their participation prices. The fair value of the options associated with each strike price were estimated using the option pricing model. Significant assumptions used in the option pricing model include expected volatility, expected term to a liquidity event, risk-free interest rate, and a discount for lack of marketability.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
The following significant assumptions were used in estimating the fair value of 2024 Series C Profit Units as of December 31, 2025 (dollar amounts in thousands):

December 31, 2025
Equity value of Energy Global, LP ....................................................................................................................	$29,768,938
Risk-free interest rate ..........................................................................................................................................	3.5%
Expected volatility ................................................................................................................................................	20.0%
Expected term to liquidity ....................................................................................................................................	0.75 years
Discount for lack of marketability .......................................................................................................................	5.0%

There were an immaterial number of 2024 Series C Profit Units outstanding as of December 31, 2024.
The following table summarizes profit unit activity under the 2024 LTIP and July 2024 Profit Unit SPA during the years ended December 31, 2025 and 2024:

	2022 Series C Profit Units		Series D Profit Units		Common A Profit Units		2024 Series C Profit Units
	Units (whole units)	Weighted- average grant date fair value (per unit)	Units (whole units)	Weighted- average grant date fair value (per unit)	Units (whole units)	Weighted- average grant date fair value (per unit)	Units (whole units)	Weighted- average grant date fair value (per unit)
Unvested as of December 31, 2023 .........	108,947	$55.72	400,937	$71.12	—		—
Redeemed ...........................	(108,947)		(400,937)		1,097,095	$100.00	—
Granted ................................	—		—		—		5	$4.14
Forfeitures ...........................	—		—		(21,498)	$100.00	—
Unvested as of December 31, 2024 .........	—		—		1,075,597	$100.00	5	$4.14
Granted ................................	—		—		—		10,957,995	$80.92
Forfeitures ...........................	—		—		(11,938)	$100.00	(150,000)	$71.64
Vested ..................................	—		—		(535,029)	$100.00	(2,490,555)	$73.41
Unvested as of December 31, 2025 .........	—		—		528,630	$100.00	8,317,445	$83.34

The total fair value of the 2024 Series C Profit Units that vested during the year ended December 31,
2025 was $607,841 thousand.
The following table presents the plan stock-based compensation expense, which is included in general and administrative expense on the consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2025	2024
Stock-based compensation expense – 2024 Series C Profit Units ...............	$607,841	$—
Stock-based compensation expense - Deferred cash payment and Common A Profit Units ..........................................................................................	66,210	38,490
Stock-based compensation expense – Series D Profit Units .........................	—	101,817
Total plan compensation expenses ..............................................................	$674,051	$140,307

As of December 31, 2025, the total unrecognized compensation expense related to unvested 2024 Series
C Profit Units was $1,766,958 thousand. This amount reflects fair value of unvested units as of December
31, 2025 multiplied by the proportion of the requisite service period remaining, which is expected to be recognized over a weighted-average remaining requisite service period of 2.6 years.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Note 20. Net income (loss) per unit
Basic net income (loss) per unit is computed by dividing net income (loss) attributable to SE Global
Holdings, Inc. by the weighted-average number of membership units (“Units”) outstanding during the period, as retroactively adjusted for the January 9, 2026 in-substance recapitalization discussed in Note
1. Diluted net income (loss) per unit is computed by giving effect to all potentially dilutive Units during the period, if any. The Company had no potentially dilutive units outstanding for the periods presented;
therefore basic and diluted net income (loss) per unit is the same. The profit interests described in Note
19. Long-term incentive plan were issued by Energy Global, LP, an indirect parent entity of the Company, and have not been treated as potential Units of the Company in the calculation below.
The following table sets forth the computation of basic and diluted net income (loss) per unit (in thousands, except units and per-unit amounts):

	Year Ended December 31,
	2025	2024
Numerator:
Net income (loss) attributable to SE Global Holdings, Inc. .............................	$(738,008)	$106,104
Denominator:
Weighted-average Units outstanding - basic and diluted ................................	19,966,564	19,966,564
Net income (loss) per Unit - basic and diluted ...........................................	$(36.96)	$5.31

Note 21. Segments
The Company’s segment structure reflects how management currently operates and allocates resources.
The Company’s businesses are organized into three reportable segments: SP, DC and SLN. Corporate represents the remaining non-segment operations consisting primarily of general corporate expenses, unallocated overhead, and capital expenditures not allocated to our operating segments. No operating segments have been aggregated.
SP includes the development, construction, ownership, and operation of grid-connected utility-scale solar photovoltaic and battery energy storage system projects while DC includes the development and commercialization of large-scale data center campuses, powered land opportunities, and related infrastructure solutions. SLN represents intercompany services provided to SP and DC segments for the development, construction and operation of portfolio projects within those segments. Development and construction services are charged to DC and SP at a mark-up.
The Company’s CODM is the Leadership Team, comprised of the co-Chief Executive Officers and the
Chief Financial Officer. The CODM evaluates segment performance and allocates resources based on
Total Segment Adjusted EBITDA. The CODM uses Total Segment Adjusted EBITDA to evaluate the operating performance of each reportable segment, monitor execution against operating plans and budgets, and determine the level and timing of capital and resource deployment.
SP derives revenue primarily from the sale of energy, capacity, and related environmental attributes
(including renewable energy certificates) under PPAs and related market arrangements. DC is a distinct reportable segment whose business activities include the development and commercialization of powered land, data center campuses, and related infrastructure solutions. SLN is a third distinct reportable segment whose purpose is to provide billable services related to the development, construction and operations of project companies in SP and DC. For the years ended December 31, 2025 and 2024, all reportable segment revenue was attributable to SP and SLN. The DC reportable segment was pre-
revenue for the years ended December 31, 2025 and 2024. Differences between the Company's measure of segment profit or loss (Total Segment Adjusted EBITDA) and consolidated income before income taxes are presented in the reconciliations below.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
All revenues from external customers and long-lived assets were attributable to the United States for each period presented. Revenue from customers representing 10% or more of consolidated revenue for the years ended December 31, 2025 and 2024 was as follows:

	Year Ended December 31,
	2025	2024	Segment
Customer A ...................................................................................	16%	*	SP
Customer B ...................................................................................	13%	19%	SP
Customer C ...................................................................................	10%	15%	SP
Customer D ...................................................................................	29%	16%	SP
Customer E ...................................................................................	*	13%	SP
Customer F ...................................................................................	*	12%	SP

*Customer did not represent 10% or more of revenue.
The following tables present segment information, including revenue and cost information regularly provided to and reviewed by the CODM by segment, and a reconciliation to total consolidated income (in thousands). Certain expenses, such as corporate costs and prospecting and development expenses, have not been allocated to SP, DC or SLN and are shown separately to reconcile to the applicable consolidated amounts. The CODM reviews significant segment expenses in the aggregate within segment costs which are disclosed below.

	Year Ended December 31,
	2025	2024
DC revenue ............................................................................................................	$—	$—
SP revenue ............................................................................................................	213,467	232,243
SLN revenue ...........................................................................................................	62,366	25,715
Subtotal ...............................................................................................................	$275,833	$257,958
Elimination of revenue from transactions with other operating segments ....	(62,366)	(25,715)
Total revenue from contracts with customers ............................................	$213,467	$232,243

	Year ended December 31, 2025
	DC	SP	SLN
Revenue ........................................................................................	$—	$213,467	$—
Revenue from transactions with other operating segments .	—	—	62,366
Segment costs(1) .....................................................................	—	(65,969)	(42,179)
Unrealized change in fair value of power price swap derivatives ................................................................................	—	(63,300)	—
Other segment items(2) ...........................................................	—	13,480	2,069
Total Segment Adjusted EBITDA .........................................	$—	$97,678	$22,256

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements

	Year ended December 31, 2024
	DC	SP	SLN
Revenue ........................................................................................	$—	$232,243	$—
Revenue from transactions with other operating segments .	—	—	25,715
Segment costs(1) .....................................................................	—	(48,524)	(37,746)
Unrealized change in fair value of power price swap derivatives ................................................................................	—	(119,300)	—
Other segment items(2) ...........................................................	—	16,242	—
Total Segment Adjusted EBITDA .........................................	$—	$80,661	$(12,031)

(1)Segment costs are comprised of total operating expenses and exclude pre-operating period expenses, unallocated overhead deemed unrelated to segments, and stock-based compensation expense. It also excludes depreciation, amortization, and accretion, which are presented separately in the consolidated statements of operations. Also excluded are intercompany eliminations of $54,869 thousand and $25,783 thousand for the years ended December 31, 2025 and 2024, respectively.
(2)Other segment items for each reportable segment are comprised of (i) certain revenue and expense items classified in other income
(expense), net in the consolidated statement of operations, including proceeds from the mutual termination of lease options related to the Holville project opportunity of $15,200 thousand in the year ended December 31, 2025, and (ii) test power sale proceeds in the year ended December 31, 2024, which eliminate upon consolidation.

	Year Ended December 31,
	2025	2024
Total Segment Adjusted EBITDA:
DC .........................................................................................................................	$—	$—
SP .........................................................................................................................	97,678	80,661
SLN .......................................................................................................................	22,256	(12,031)
Total Segment Adjusted EBITDA ................................................................	$119,934	$68,630
Elimination of intersegment (revenue) expense, net ....................................	(6,538)	—
Test power sale proceeds .................................................................................	—	(14,444)
Pre-operating period expenses ........................................................................	(7,586)	(5,099)
Unallocated overhead .......................................................................................	(26,043)	(18,415)
Depreciation, amortization and accretion .......................................................	(94,080)	(73,314)
Interest expense, net of interest income ........................................................	(147,754)	(108,590)
Stock-based compensation expense ..............................................................	(674,051)	(140,307)
Unrealized change in fair value of power price swap derivatives ...............	63,300	119,300
Losses in equity method investment ...............................................................	(1,740)	(14,203)
Other non-cash items, net ................................................................................	(4,332)	(2,347)
Income tax expense ...........................................................................................	(9,202)	(15,262)
Net loss and comprehensive loss ...................................................................	$(788,092)	$(204,051)

Our total project assets for each segment as of December 31, 2025 and 2024 are as follows (in thousands):

	As of December 31, 2025
	DC	SP	SLN	Corporate	Consolidated
Total current assets ................................	$4,154	$151,724	$45,511	$104,809	$306,198
Property, plant and equipment, net .....	342,977	4,519,437	665	—	4,863,079
Other non-current assets ......................	75,871	$334,669	$2,029	718	413,287
Total assets ..........................................	$423,002	$5,005,830	$48,205	$105,527	$5,582,564

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements

	As of December 31, 2024
	DC	SP	SLN	Corporate	Consolidated
Total current assets ................................	$—	$251,628	$9,463	$362,290	$623,381
Property, plant and equipment, net .....	—	3,361,534	706	—	3,362,240
Other non-current assets ......................	—	286,791	2,546	248	289,585
Total assets ..........................................	$—	$3,899,953	$12,715	$362,538	$4,275,206

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Note 22. Condensed financial information of registrant (parent company only)
SE Global Holdings, Inc.
(Parent Company Only)
Condensed Balance Sheets
In thousands, unless otherwise stated

	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents .....................................................................	$87,650	$—
Accounts receivable and other current assets ......................................	1,128	—
Total current assets ....................................................................................	88,778	—
Non-current assets
Investment in subsidiaries ........................................................................	1,817,677	1,694,582
Other non-current assets ..........................................................................	738	298
Total non-current assets ...........................................................................	1,818,415	1,694,880
Total assets ...................................................................................................	$1,907,193	$1,694,880

Liabilities and member's equity
Current liabilities
Other current liabilities ...............................................................................	1,909	18,910
Total current liabilities ...............................................................................	1,909	18,910
Non-current liabilities
Debt - related party ....................................................................................	709,520	410,000
Deferred tax liability ...................................................................................	25,375	16,105
Total non-current liabilities .......................................................................	734,895	426,105
Total liabilities ..............................................................................................	$736,804	$445,015
Member's equity
Contributed capital (19,966,564 units outstanding as of December 31, 2025 and 2024) ....................................................................................	1,764,518	1,105,986
(Accumulated deficit) retained earnings .................................................	(594,129)	143,879
Total member's equity ................................................................................	1,170,389	1,249,865
Total liabilities and member's equity .....................................................	$1,907,193	$1,694,880

The accompanying notes are an integral part of these condensed financial statements.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
SE Global Holdings, Inc.
(Parent Company Only)
Condensed Statements of Operations and Comprehensive Loss
In thousands, unless otherwise stated

	Year Ended December 31,
	2025	2024
Total operating costs and expenses ........................................................	$(4,724)	$(728)
Equity in income (loss) of consolidated subsidiaries ..............................	(693,321)	146,585
Interest income ...........................................................................................	1,930	—
Interest expense .........................................................................................	(32,018)	(24,600)
Other expense (income), net ....................................................................	(768)	(118)
Income (loss) before income taxes ........................................................	(728,901)	121,139
Income tax expense ...................................................................................	(9,106)	(15,035)
Net income (loss) and comprehensive income (loss) attributable to SE Global Holdings, Inc. .......................................................................	$(738,007)	$106,104

The accompanying notes are an integral part of these condensed financial statements.
SE Global Holdings, Inc.
(Parent Company Only)
Condensed Statements of Cash Flows
In thousands, unless otherwise stated

	Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net cash provided by (used in) operating activities ...................................	$(53,339)	$50

Cash flows from investing activities
Payments for property, plant and equipment ......................................................		(50)
Investment in subsidiaries ......................................................................................	(158,390)	—
Net cash used in investing activities ..............................................................	$(158,390)	$(50)

Cash flows from financing activities
Capital contributions ...............................................................................................	495,000	—
Capital distributions .................................................................................................	(495,141)	—
Proceeds of debt - related parties ........................................................................	299,520	—
Net cash provided by financing activities .....................................................	$299,379	$—

Net (decrease) increase in cash and cash equivalents and restricted cash .......	87,650	—
Cash and cash equivalents and restricted cash at the beginning of the period .	—	—
Cash and cash equivalents and restricted cash at the end of period ........	$87,650	$—

Supplemental disclosure of noncash investing and financing activities
Noncash capital contributions from parent ...............................................................	$658,675	$1,105,986

The accompanying notes are an integral part of these condensed financial statements.

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Notes to Condensed Financial Statements of Registrant (Parent Company Only)
1.Basis of Presentation
These condensed parent company-only financial statements have been prepared in accordance with Rule
12-04, Schedule I of Regulation S-X, as the restricted net assets (as defined in Rule 4-08(e)(3) of
Regulation S-X) of the subsidiaries of SE Global Holdings, Inc. exceed 25% of the consolidated net assets of the Company. Under the terms of the Credit Agreement dated October 18, 2023, entered into by
SE Global Borrower, LLC (the “Borrower”), a wholly owned subsidiary of the Company, the Borrower and its subsidiaries are subject to restrictions on dividends, distributions, loans and advances. These restrictions limit the ability to make dividends, distributions or other payments, or transfer assets to the
Company, except under specified conditions, including compliance with financial covenants, debt service requirements and liquidity thresholds.  Accordingly, as of December 31, 2025, all of the consolidated net assets of SE Global Borrower, LLC are considered restricted net assets as defined in Rule 4‑08(e)(3) of
Regulation S‑X.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method.
2.Related Party Transactions
On March 6, 2024, SE Global Holdings, Inc. entered into an intercompany agreement with SB Energy
Global, LLC and SBE Global, LP to assume a revolving promissory note due with interest previously issued to SB Energy Global, LLC by SBE Global, LP with an outstanding balance of $410,000 thousand as of the date of assumption by SE Global Holdings, Inc.. On March 18, 2025, SE Global Holdings, Inc.
and SBE Global, LP, entered into an intercompany agreement to amend this note, which bears interest at
7.272% per annum.
On November 26, 2025,  SE Global Holdings, Inc. entered into a separate intercompany agreement with
SBE Global, LP for an additional revolving promissory note, which bears interest at 6.000% per annum.
Both of the above notes have a maturity date of January 1, 2030 or sooner if certain contractual covenants are violated. The notes are revolving facilities that may be prepaid in part or full at any time without any penalty. As of December 31, 2025 and 2024, the intercompany promissory notes have a combined outstanding principal of $709,520 thousand and $410,000 thousand, respectively, in the condensed balance sheets. Additionally, for the years ended December 31, 2025 and 2024, corresponding related-party interest expense of $32,018 thousand and $24,600 thousand, respectively, is recorded in the condensed statements of operations and comprehensive loss.
Note 23. Subsequent events
Subsequent events have been evaluated through June 22, 2026, which was the date the consolidated financial statements were available to be issued.
Pelicans Jaw Bridge Loan
From January 1, 2026 and through the date these consolidated financial statements were available to be issued, Pelicans Jaw Solar, LLC made additional draws of $82,900 thousand on the Pelicans Jaw Bridge
Loan.
OpenAI Arrangement
On January 9, 2026, the Company issued 8,554,600 warrants to OpenAI Infra a related party. Upon vesting, each warrant provides the holder with the right to acquire a Series B common unit of Energy
Global, LP, a parent of the Company, at an exercise price of $0.01 per unit. The warrants vest in tranches upon the achievement of specified milestones, including one for consummation of the Company's initial public offering. The warrants have a ten-year term; vested warrants will mandatorily convert in connection

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
with the offering. In connection with the warrant issuance, OpenAI Infra made an equity investment in
Energy Global, LP, and is expected to be the beneficial owner of more than 5% of the Company's outstanding common stock following the initial public offering.
Data Center Executory Contracts
On January 9, 2026, the Company's wholly owned subsidiary, Milam County DC, LLC, entered into two triple-net data center lease agreements with Orion DC I, LLC, an affiliate of OpenAI, as tenant, for data center buildings to be constructed in Milam County, Texas. Building 1 is designed for approximately 308
MW of critical IT capacity and Building 2 is designed for approximately 445 MW of critical IT capacity, for a combined total of approximately 753 MW of critical IT capacity across the Milam County campus, with each building comprising approximately 650,000 square feet. Each lease has a 15-year initial term with two 10-year tenant extension options, and rent is structured on a yield-on-cost basis with an annual escalator. The leases had not yet commenced as of the date the consolidated financial statements were available to be issued. In connection with the execution of the lease agreements, an OpenAI affiliate executed a joinder to each lease pursuant to which it unconditionally guaranteed all liabilities and obligations owed by the tenant to the Company's subsidiary under the applicable lease.
SE Borrower Term Loan
On January 22, 2026, SE Borrower fully repaid the outstanding principal of SE Borrower Term Loan of
$60,549 thousand and the accrued interest through the payoff date of $444 thousand for the total payoff amount of $60,993 thousand.
Angela Lease Arrangement
On February 25, 2025, the Company's wholly owned subsidiary, Angela SLB Pledgor Parent, LLC and
Angela SLB Master Lessee, LLC, were organized as a Delaware limited liability company. On May 9,
2025, Angela SLB Master Lessee, LLC (“Angela Lessee”), the Company's wholly owned subsidiary, executed Master Lease Agreement with certain lessor to sell Angiola East, LLC's assets and lease back
Angiola East, LLC's assets. On February 11, 2026, Angela Lessee executed the bill of sell and received total sale lease-back proceeds of $224,083 thousand from the lessor. As the transaction doesn’t qualify as a sale for accounting purposes, the proceeds will be accounted for as a financial liability. Concurrently,
Angiola East, LLC fully repaid the outstanding principal of Angela Bridge Loan of $133,100 thousand and the payments of the interest plus legal expense of $460 thousand for the total payoff amount of $133,560 thousand. In connection with the transaction, $73,227 thousand of the sale lease-back proceeds were transferred to SBE and $15,242 thousand were transferred to Angiola East, LLC's restricted cash. The proceeds will be used for future lease prepayments and expected project costs.
Libra Project Financing Arrangement
On March 13, 2026, Libra Project Company and Libra Member B, LLC, the Company's wholly owned subsidiaries, entered into a financing agreement with certain lenders to obtain the construction loan and bridge loan at Libra Project Company for a total loan commitment of $2,446,292 thousand and a letter of credit facility of $98,000 thousand. As of the closing date, $239,000 thousand of the remaining purchase price from the Libra Project Company's asset acquisition was still outstanding. The proceeds from the initial draw at closing were $415,150 thousand. Part of the proceeds from the draw were used to pay the lender fees of $55,603 thousand and the outstanding notice to proceed payment to Arevia Power Portfolio from the Libra Project Company's asset acquisition of $174,000 thousand. At the same time, the
Company terminated the pre-hedging agreement that was put in place to hedge the project interest rate exposure.
The Company expects to achieve substantial completion in the second half of 2027. Borrowings under the construction and bridge facilities bear interest at variable rates based on SOFR plus an applicable margin of approximately 1.625% (or a lower margin for base rate borrowings), with margins increasing modestly during the term loan phase following conversion. Interest is payable periodically or, during construction, may be capitalized and added to the outstanding principal balance. Upon satisfaction of specified

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
completion conditions, the construction loans are expected to be converted into an amortizing term loan.
The facilities are secured by substantially all project assets and are subject to customary project finance covenants, including minimum debt service coverage requirements and restrictions on additional indebtedness, liens and distributions.
Athos Storage Financing Arrangement
On March 19, 2026, Athos Storage, LLC and Athos Storage Member B, LLC, the Company's wholly owned subsidiaries, entered into financing agreements with certain lenders to obtain the construction loan and bridge loan at Athos Storage, LLC for a total loan commitment of $679,400 thousand and a letter of credit facility of $78,044 thousand. The proceeds from the initial draw at closing were $181,250 thousand.
Part of the proceeds from the draw were used to pay the lender fees of $15,489 thousand and the equity reimbursement of $64,003 thousand to SBE.
The Company expects to achieve substantial completion in the first quarter of 2027. Borrowings bear interest at variable rates based on SOFR or a base rate, plus applicable margins of approximately 1.75%
for construction loans and approximately 1.5% to 2.25% for bridge loans. Interest is payable quarterly, at maturity, and upon prepayment or conversion, and may be capitalized during the construction period.
Construction and bridge loan balances are due at maturity or are expected to convert into longer-term facilities upon satisfaction of specified completion conditions.
SE Cosmos Financing Arrangement
On March 31, 2026, SE Cosmos, LLC, the Company's wholly owned subsidiary, entered into a financing agreement with certain lenders to obtain a bridge loan for a total loan commitment of $425,000 thousand.
The proceeds from the initial draw at closing were $342,250 thousand. Part of the proceeds from the draw were used to pay the lender fees of $7,049 thousand and outstanding project costs of $67,259 thousand.
The bridge facility has a contractual maturity of July 31, 2026, which may be extended to September 30,
2026 subject to certain conditions. Borrowings bear interest at variable rates based on SOFR or a base rate plus an applicable margin of approximately 1.75% to 2.75%, subject to periodic step-ups during the term of the facility. All outstanding amounts, including accrued interest, are due at maturity, unless earlier repaid or refinanced.
SE Cosmos Senior Secured Notes
On April 30, 2026, SE Cosmos, LLC entered into a purchase agreement and related financing arrangements to issue $999,000 thousand aggregate principal amount of 8.875% senior secured notes due 2031, which settled on May 7, 2026. Part of the proceeds was used to repay in full the outstanding principal including the accrued interest of the bridge loan of $342,691 thousand, and the lender fees of
$12,728 thousand. $140,381 thousand of the proceeds was transferred to SE Cosmos, LLC's reserve account for the debt service reserve and construction reserve, and $503,200 thousand was distributed to the SE Cosmos, LLC. The notes are secured by first‑priority liens on substantially all assets of SE
Cosmos, LLC, including pledged equity and the project assets, pursuant to a security agreement with a collateral agent.
Energy Global, LP Capital Contribution
On May 15, 2026, and May 18, 2026, Energy Global, LP contributed $500,000 thousand and $200,000 thousand, respectively, of the proceeds to its wholly owned subsidiary, SE Global Holdings, Inc. On June
22, 2026, Energy Global, LP contributed $640,000 thousand to its wholly owned subsidiary, SE Global
Holdings, Inc. These contributions are to support data center infrastructure development and construction, renewable energy project development, debt repayment and general working capital needs.
Pelicans Jaw TE Holdco MC funding
On June 1, 2026, Pelicans Jaw TE Holdco, LLC received Class A investor (FNBC Leasing Corporation)
equity contributions of $134,290 thousand pursuant to the executed Equity Capital Contribution

SE Global Holdings, Inc.
Notes to Consolidated Financial Statements
Agreement (“ECCA”) and Membership Interest Purchase Agreements dated as of May 9, 2025. This consideration represents 20% of the total contributions the Class A investor has committed to provide to
Pelicans Jaw Solar, LLC. $12,522 thousand of the proceeds were used towards payment of the tax equity investor fee to JP Morgan Chase Bank N.A. The mechanical completion funding represents the initial monetization of tax equity proceeds and execution of the financing structure established under the ECCA, supporting project capitalization and advancement toward completion.
Note 24. Subsequent event (Unaudited)
Corporate Reorganization
On July 10, 2026, SE Global Holdings, LLC converted its legal structure from a Delaware limited liability company, to a Delaware corporation named SE Global Holdings, Inc., pursuant to the provisions of the
Delaware Limited Liability Company Act and the General Corporation Law of the State of Delaware. The
financial statements presented herein reflect the LLC legal structure of the Company that existed as of
December 31, 2025, prior to the name change and conversion. In connection with the corporate conversion, the Company entered into the following series of transactions to implement the related reorganization:
•The Company was renamed to SE Global Holdings, Inc.;
•The Company authorized 100,000 thousand shares of common stock and 10,000 shares of preferred stock; and,
•The Company’s Members’ equity as of July 10, 2026 was reclassified into common stock and additional paid-in capital, with each LLC unit being converted 1:1 for common stock. Given the common stock issued only has a nominal par value, substantially all contributed capital is reclassified to additional paid-in capital. This non-cash reclassification within stockholders’ equity did not affect total equity or total capitalization.

SE Global Holdings, Inc.
Condensed Consolidated Balance Sheets
In thousands except units, unless otherwise stated
(unaudited)

	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents ............................................................................	$78,834	$131,857
Restricted cash ..................................................................................................	127,519	86,856
Accounts receivable, net (net of allowance for credit losses of $— and $108 as of March 31, 2026 and December 31, 2025, respectively) .........	17,129	15,567
Receivables from related parties ....................................................................	306	195
Advances to suppliers, current .......................................................................	44,800	30,954
Prepaid and other current assets ...................................................................	182,017	40,769
Total current assets ...........................................................................................	450,605	306,198
Non-current assets
Property, plant and equipment, net ................................................................	5,680,558	4,863,079
Operating lease right-of-use assets ...............................................................	214,176	201,032
Goodwill ..............................................................................................................	10,993	10,993
Other intangible assets ....................................................................................	18,496	18,496
Advances to suppliers, non-current ...............................................................	23,879	19,245
Equity method investments .............................................................................	30,593	33,763
Derivative asset .................................................................................................	6,754	16,549
Income taxes receivable ..................................................................................	406	411
Deferred lease incentive ..................................................................................	3,646,247	—
Other non-current assets .................................................................................	130,182	112,798
Total non-current assets ..................................................................................	9,762,284	5,276,366
Total assets ..........................................................................................................	$10,212,889	$5,582,564

Liabilities, redeemable noncontrolling interests and member's equity
Current liabilities
Accounts payable ..............................................................................................	$153,466	$39,059
Accrued expenses and other current liabilities .............................................	222,625	646,939
Payables to related parties ..............................................................................	12,015	188
Debt, net, current ..............................................................................................	926,329	193,281
Derivative liabilities, current .............................................................................	13,334	17,399
Operating lease liabilities, current ..................................................................	14,808	13,833
Warrant liability, current ....................................................................................	1,287,756	—
Financial liability, current ..................................................................................	66,874	—
Total current liabilities ......................................................................................	2,697,207	910,699
Non-current liabilities
Debt, net, non-current ......................................................................................	1,612,037	1,910,172
Debt from related parties .................................................................................	709,520	709,520
Derivative liabilities, non-current .....................................................................	55,642	63,028
Operating lease liabilities, non-current ..........................................................	215,762	201,972
Deferred tax liability ..........................................................................................	25,263	25,375
Asset retirement obligations ............................................................................	64,643	63,680
Warrant liability, non-current ............................................................................	1,579,480	—

SE Global Holdings, Inc.
Condensed Consolidated Balance Sheets
In thousands except units, unless otherwise stated
(unaudited)

	March 31, 2026	December 31, 2025
Financial liability, non-current ..........................................................................	154,614	—
Other non-current liabilities .............................................................................	111,244	101,373
Total non-current liabilities ..............................................................................	4,528,205	3,075,120
Total liabilities .....................................................................................................	$7,225,412	$3,985,819
Commitments and contingencies (Note 14)
Redeemable noncontrolling interests .................................................................	3,698	4,052
Member's equity
Contributed capital (19,966,564 units outstanding as of March 31, 2026 and December 31, 2025) .......................................................................	3,299,148	1,764,518
Accumulated deficit ...........................................................................................	(752,552)	(594,129)
Total member's equity .......................................................................................	2,546,596	1,170,389
Noncontrolling interests ...................................................................................	437,183	422,304
Total liabilities, redeemable noncontrolling interests and equity .........	$10,212,889	$5,582,564

See accompanying Notes to Condensed Consolidated Financial Statements. See Note 3. Equity method investment and variable interest entities for information on our consolidated VIEs.

SE Global Holdings, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
In thousands,  except units and per-unit amounts
(unaudited)

	Three Months Ended March 31,
	2026	2025
Revenue .............................................................................................................	$44,073	$30,661
Operating costs and expenses
Cost of operations, exclusive of depreciation, amortization and accretion shown separately below .................................................................	19,183	18,769
Depreciation, amortization and accretion ......................................................	23,591	23,450
General and administrative .............................................................................	126,029	46,173
Operating loss .....................................................................................................	$(124,730)	$(57,731)
Interest income ..................................................................................................	1,506	4,887
Interest expense ................................................................................................	(55,963)	(58,495)
Losses in equity method investment ..............................................................	(3,170)	(1,605)
Change in fair value of warrant liability ..........................................................	45,824	—
Other income (expense), net ...........................................................................	(1,224)	13,996
Loss before income taxes ................................................................................	(137,757)	(98,948)
Income tax benefit (expense) ..............................................................................	106	(1,652)
Net loss and comprehensive loss ..................................................................	$(137,651)	$(100,600)
Less: Net income (loss) and comprehensive loss attributable to redeemable noncontrolling interests and noncontrolling interests .................	20,772	(26,722)
Net loss and comprehensive loss attributable to SE Global Holdings, Inc. ...........................................................................................................................	$(158,423)	$(73,878)

Net loss per unit - basic and diluted ....................................................................	$(7.93)	$(3.70)
Weighted-average units outstanding - basic and diluted .................................	19,966,564	19,966,564

See accompanying Notes to Condensed Consolidated Financial Statements.

SE Global Holdings, Inc.
Condensed Consolidated Statements of Changes in Redeemable Noncontrolling Interests and
Member's Equity
In thousands, unless otherwise stated
(unaudited)

	Redeemable noncontrolling interests	Contributed capital	Accumulated deficit	Total member's equity	Non- controlling interests	Total equity

Balance as of December 31, 2025 .............................................	$4,052	$1,764,518	$(594,129)	$1,170,389	$422,304	$1,592,693
Capital contributions ...................	—	1,413,001	—	1,413,001	—	1,413,001
Capital distributions .....................	(323)	(452)	—	(452)	(5,924)	(6,376)
Stock-based compensation .......	—	122,081	—	122,081	—	122,081
Net loss .........................................	(31)	—	(158,423)	(158,423)	20,803	(137,620)
Balance as of March 31, 2026	$3,698	$3,299,148	$(752,552)	$2,546,596	$437,183	$2,983,779

	Redeemable noncontrolling interests	Contributed capital	Retained Earnings	Total member's equity	Non- controlling interests	Total equity

Balance as of December 31, 2024 .............................................	$6,011	$1,105,986	$143,879	$1,249,865	$496,923	$1,746,788
Capital contributions ...................	—	492,481	—	492,481	—	492,481
Capital distributions .....................	(572)	(495,851)	—	(495,851)	(3,843)	(499,694)
Stock-based compensation .......	—	35,758	—	35,758	—	35,758
Equity financing costs .................	—	—	—	—	(25)	(25)
Net loss .........................................	21	—	(73,878)	(73,878)	(26,743)	(100,621)
Balance as of March 31, 2025	$5,460	$1,138,374	$70,001	$1,208,375	$466,312	$1,674,687

See accompanying Notes to Condensed Consolidated Financial Statements.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities
Net loss ............................................................................................................	$(137,651)	$(100,600)
Adjustments to reconcile net loss to cash used in operating activities
Non-cash (income) / expenses:
Depreciation, amortization and accretion expense ..............................	23,591	23,450
Amortization of deferred financing cost ..................................................	8,627	4,292
Stock-based compensation expense ......................................................	122,081	35,758
Unrealized loss in equity method investment ........................................	3,170	1,605
Deferred income taxes ..............................................................................	(112)	(3,006)
Changes in fair value of derivatives ........................................................	(1,657)	19,414
Change in fair value of warrant liability ..................................................	(45,824)	—
Non-cash lease expense ..........................................................................	906	760
Changes in operating assets and liabilities:
Accounts receivable ..................................................................................	(1,958)	(3,691)
Prepaid and other current assets ............................................................	(23,859)	(10,454)
Other non-current assets ..........................................................................	(16,155)	(36)
Accounts payable ......................................................................................	(2,962)	(2,019)
Accrued expenses and other current liabilities .....................................	(12,708)	(12,427)
Payables to related parties .......................................................................	14,454	(15,938)
Operating lease liabilities ..........................................................................	730	1,571
Income taxes receivable ...........................................................................	7	4,630
Other non-current liabilities ......................................................................	(1,583)	(1,663)
Net cash used in operating activities ....................................................	$(70,903)	$(58,354)

Cash flows from investing activities
Payments for property, plant and equipment .............................................	(742,954)	(137,173)
Advances to suppliers ....................................................................................	(3,944)	(1,496)
Investments in unconsolidated affiliate .......................................................	—	(7,971)
Net cash used in investing activities .....................................................	$(746,898)	$(146,640)

Cash flows from financing activities
Capital contributions .......................................................................................	166,000	495,000
Capital distributions ........................................................................................	(6,699)	(500,266)
Proceeds from debt ........................................................................................	696,600	—
Proceeds from financing obligations ...........................................................	222,898	—
Repayment of debt .........................................................................................	(196,205)	(18,273)
Payment for deferred financing costs ..........................................................	(76,370)	(4,866)
Payment of equity financing costs ...............................................................	(783)	(406)
Net cash provided by (used in) financing activities ..........................	$805,441	$(28,811)

Net decrease in cash and cash equivalents and restricted cash ................	(12,360)	(233,805)
Cash and cash equivalents and restricted cash at the beginning of the period ....................................................................................................................	218,713	574,178

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

	Three Months Ended March 31,
	2026	2025
Cash and cash equivalents and restricted cash at the end of period	$206,353	340,373

Supplemental cash flow information
Cash and cash equivalents ...........................................................................	$78,834	$269,477
Restricted cash ...............................................................................................	127,519	70,896
Total cash and cash equivalents and restricted cash ..........................	$206,353	$340,373
Cash paid for interest on loans .....................................................................	$38,723	$30,407

Supplemental disclosure of noncash investing and financing activities
Property, plant and equipment additions within accounts payable and accrued expenses ..........................................................................................	$338,244	$176,841
Operating lease right-of-use assets acquired through lease liability ......	$14,035	$—
Noncash capital contributions from parent .................................................	$1,369,082	$33,239

See accompanying Notes to Condensed Consolidated Financial Statements.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Note 1. Organization and nature of operations
SE Global Holdings, Inc. (formerly SE Global Holdings, LLC) (together with its subsidiaries, the
“Company” or “SE Global Holdings”) was formed as a Delaware limited liability company on January 23,
2024. The Company is a wholly owned subsidiary of SBE Global, LP (the “Parent” or “SBE Global”).
On January 9, 2026, the Company amended its limited liability company agreement pursuant to which the outstanding unit was split into 19,966,564 membership units (“Units”). The issuance was made solely to increase the number of units outstanding and did not result in any change in the Parent’s economic ownership, voting rights, liquidation rights, or other substantive rights. The Company accounted for the issuance as an in-substance recapitalization. All unit and per-unit amounts presented in these financial statements and accompanying notes have been retrospectively adjusted to reflect the increased number of units outstanding as if the issuance had occurred as of the earliest period presented.
The Company is a utility-scale solar, energy storage, and technology platform backed by investments from SoftBank Group and OpenAI. The Company is headquartered in Redwood City, California and develops, constructs, owns, and operates advanced renewable projects and data centers in the United
States.
The Company's wholly owned subsidiaries, organized as Delaware limited liability companies, include:
Venus Buyer, LLC (“Venus Buyer”), SE DC Holdco, LLC (“DC Holdco”), SE DC DevCo, LLC (“DC
DevCo”), SE Global Intermediate Holdings, LLC (“SE Global Intermediate”), SE Borrower, LLC (“SE
Borrower”), SE Global Borrower, LLC (“Global Borrower”), SBE US Holdings One, LLC (“SBE”), Big Five
Holdco 1, LLC (“Senior Borrower 1”), Big Five Holdco 2, LLC (“Senior Borrower 2”), Big Five Intermediate
Holdco 1, LLC (“Mezzanine Borrower 1”) and Big Five Intermediate Holdco 2, LLC (“Mezzanine Borrower
2”). Senior Borrower 1, Senior Borrower 2, Mezzanine Borrower 1 and Mezzanine Borrower 2 are
collectively referred to as “Big Five Borrowers”.
Note 2. Summary of significant accounting principles and policies
Basis of presentation and use of estimates
Basis of presentation. The Company's condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) for interim financial information and in accordance with Rule 10-01 of Regulation S-X and reflect all adjustments, consisting of normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the financial results for the interim periods presented.
The condensed consolidated financial statements include the Company's accounts and operations and those of its subsidiaries. All intercompany transactions and balances have been eliminated in the condensed consolidated financial statements. The accompanying condensed consolidated interim financial statements are unaudited and should be read in conjunction with the annual consolidated financial statements, and the notes thereto for the fiscal year ended December 31, 2025. Interim results of operations are not necessarily indicative of results that may be expected for the full fiscal year or any future period.
Use of estimates. The preparation of condensed consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses that are reported and disclosed in the condensed consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events, historical experience, actions the Company may undertake in the future and on various other assumptions that are believed to be prudent and reasonable under the circumstances. Significant estimates and assumptions are used for, but not limited to: valuation of equity method investments, fair value of assets acquired, and liabilities assumed from the business combination, fair value of derivative instruments, fair value of warrant liabilities, operating lease right-of-use assets and liabilities, asset retirement obligations,

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
hypothetical liquidation at book value method of equity accounting, warrants, and fair value measurement of equity awards.
Basis of consolidation
The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has a controlling financial interest or variable interest entities (“VIEs”), for which it is the primary beneficiary.
A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity.
The Company consolidates VIEs when it is the primary beneficiary. VIEs are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions; (b) obligation to absorb expected losses; or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the
VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE can have only one primary beneficiary but may not have a primary beneficiary if no party meets the criteria described above.
When evaluating whether the Company is the primary beneficiary of a VIE, and must therefore consolidate the entity, the Company performs a qualitative analysis that considers the design of the VIE, the nature of its involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity's expected losses or residual returns, a quantitative analysis is performed to determine the primary beneficiary. See Note 3. Equity method investment and variable interest entities for additional information.
Significant risks and uncertainties including business and credit concentrations
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. Management considers available reasonable and supportive forward-
looking information including indicators like external credit rating (as far as available) and macro-
economic information (such as regulatory changes, government directives, market interest rate, etc.).
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, receivables from related parties, advances to suppliers, accounts receivable, and derivatives. All of the Company's cash and cash equivalents are held with financial institutions that management believes to have high credit quality. The energy industry may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. The Company performs ongoing credit evaluations of its suppliers and customers' financial conditions. See Note 21. Segments for further information on concentration of customers.
The Company uses interest rate swaps to manage interest rate risk. The Company is exposed to credit risk associated with its derivative assets, which consist primarily of interest rate swaps. These derivative assets are subject to the risk of loss in the event that counterparties fail to perform under the terms of the contracts. The Company enters into derivative contracts with counterparties it believes to be creditworthy and monitors counterparty exposure on an ongoing basis; however, the failure of a counterparty to perform in accordance with the terms of a derivative contract could have an adverse effect on the
Company’s financial condition, results of operations, and cash flows. More than 49% of the derivative assets are concentrated in a single lender as of March 31, 2026.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Our largest advance to a supplier is approximately $34,088 thousand. The Company generally does not require collateral or security against advances to suppliers; however, the Company believes that the credit risk posed by such supplier concentration is offset by the creditworthiness of its supplier base. The
Company is exposed to credit losses in the event of noncompliance by counterparties to its contractual obligations, resulting in financial loss and general business risk of non-performance of contract obligations, which is applicable to any contract of any type and a risk of actual cost of performance exceeding the contracted cost, with such instances subject to change orders or renegotiation. The maximum amount of loss due to credit risk, should these suppliers fail to perform, is any losses associated with the Company's obligations towards its customers, being in a form of liquidated damages or any losses associated with replacing these customers and the risk of the advance payments not being returned.
The Company maintains its cash in bank accounts with major financial institutions with high credit standings. Cash deposits held in the United States are insured by the federal deposit insurance corporation (“FDIC”) for up to $250 thousand per account. As of March 31, 2026 and December 31, 2025, the Company's cash balance held in financial institutions amounted to $206,353 thousand and $218,713 thousand, respectively, which was not fully insured by the FDIC. Management believes that using major financial institutions with high credit ratings mitigates the credit risk sufficiently.
Leases
The Company evaluates contracts at inception to determine whether an arrangement contains a lease in accordance with Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”). The
Company acts as a lessor in certain lease arrangements related to the Cosmos and Orion data center facilities.
Lease commencement occurs when the underlying asset is made available for use to the lessee. As of
March 31, 2026, the Company's data center lease arrangements had not commenced because construction of the underlying facilities was not complete and the facilities had not been made available for use. Accordingly, the Company has not recognized lease income, or other amounts associated with lessor accounting under ASC 842 as of March 31, 2026.
Upon commencement, the Company will classify its leases and recognize lease income in accordance with the provisions of ASC 842 based on the terms and conditions of the applicable lease arrangements.
The Company evaluates sale-leaseback transactions under ASC 842 and ASC Topic 606, Revenue from
Contracts with Customers (“ASC 606”) when it sells an asset and leases back the same asset from the buyer-lessor, or when it purchases an asset and leases back the same asset to the seller-lessee.
If the transfer of the underlying asset qualifies as a sale under ASC 606, the Company accounts for the sale or purchase of the asset in accordance with the applicable US GAAP standard and accounts for the leaseback in accordance with ASC 842. If the transfer does not qualify as a sale, the transaction is accounted for as a financing arrangement. When the Company is the seller-lessee, it does not derecognize the underlying asset and recognizes the proceeds received as a financial liability. When the
Company is the buyer-lessor, it does not recognize the underlying asset and accounts for amounts paid as a financing receivable. See Note 11. Debt for further information on the Company's financing arrangement.
Warrants
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The
Company accounts for the Warrants issued  in connection with the Milam County data center facility lease arrangements and related agreements as liability-classified instruments under ASC Topic 815-40,

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Contracts in Entity's Own Equity, since they are not indexed to the Company's own equity, requiring liability classification.
Recent accounting pronouncements adopted
In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (Topic 815) and
Revenue from Contracts with Customers (Topic 606): Derivative Scope Refinements and Scope
Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, which refines the scope of ASC Topic 815 and clarifies which contracts are subject to derivative accounting. The guidance also provides clarification under ASC Topic 606 for share-based payments from a customer in a revenue contract. The amendments in ASU No. 2025-07 are effective for fiscal years beginning after
December 15, 2026, and interim reporting periods, with early adoption permitted. The Company elected to early adopt ASU No. 2025-07 effective December 31, 2025. The adoption of this ASU had no material impact on the Company's consolidated financial position, results of operations or cash flows.
Recent accounting pronouncements not yet adopted
In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards
Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense
Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented in the condensed consolidated statements of operations and comprehensive loss.
This guidance as further clarified through ASU No. 2025-01 will be effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027.
Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its condensed consolidated financial statements.
In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation
(Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs.
The update aims to improve consistency and comparability in financial reporting. The guidance will be effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively.
The Company is currently evaluating the impact this amended guidance may have on its condensed consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope
Improvements. ASU 2025-11 is intended to improve the navigability of the guidance in ASC Topic 270,
Interim Reporting and clarify when it applies. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its condensed consolidated financial statements.
In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. ASU 2025-12
represents changes to the ASC that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. The guidance will be effective for fiscal years beginning after December 15, 2026 and interim periods within those annual periods. Early adoption is permitted. The amendments to ASC Topic 260, Earnings per Share are required to be applied retrospectively. All other amendments may be applied prospectively or retrospectively on an issue-by-
issue basis. The Company is currently evaluating the impact this amended guidance may have on its condensed consolidated financial statements.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
In May 2026, the FASB issued ASU No. 2026-02, Environmental Credits and Environmental Credit
Obligations (Topic 818). ASU 2026-02 establishes recognition, measurement, presentation and disclosure requirements for environmental credits and related environmental credit obligations. The guidance is effective for public business entities for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. The requirements will be applied retrospectively, and early adoption is permitted. The Company is currently evaluating the impact this amended guidance may have on its condensed consolidated financial statements.
Note 3. Equity method investment and variable interest entities
Equity method investment - Balanced Rock Power, LLC
Balanced Rock Power, LLC (“BRP”) develops solar and energy storage facilities that generate renewable power. On July 31, 2023, the Company executed an Amended and Restated Limited Liability Company
Agreement and Subscription Agreement with Balanced Rock Power Holdco, LLC (“BRP Management”)
and SG Energy BRP, LLC (“Electra”), through which the Company's wholly owned subsidiary, SE US
Development, LLC (“US Development”) has agreed to make certain contributions to BRP, formed January
29, 2021, in exchange for the issuance of the units of BRP's membership interests.
As of March 31, 2026, and December 31, 2025, the Company held 27.9% economic interest and voting rights and has shared governance and development rights of BRP. During the three months ended March
31, 2026, the Company made no additional contribution. During the three months ended March 31, 2025, the Company made an additional contribution of $7,971 thousand. The Company recognizes only its share of the profits and losses based on the hypothetical liquidation at book value (“HLBV”) methodology.
As of March 31, 2026, and December 31, 2025, the carrying value of the Company’s equity method investment in BRP was $30,593 thousand and $33,763 thousand, respectively. For the three months ended March 31, 2026 and March 31, 2025, the Company recognized $3,170 thousand and $1,605 thousand, respectively, of loss in equity method investment in the condensed consolidated statements of operations and comprehensive loss.
Variable interest entities
The Company has a controlling financial interest in certain entities which have been identified as VIEs under ASC Topic 810, Consolidations. These arrangements are primarily related to tax equity arrangements entered into with third parties in order to monetize certain tax credits associated with solar and energy storage facilities. Under the Company’s arrangements that have been identified as VIEs, the third-party investors are allocated earnings, tax attributes and distributable cash in accordance with the respective limited liability company agreements. Many of these arrangements also provide a mechanism to facilitate achievement of the investor’s specified return by providing incremental cash distributions to the investor at a specified date if the specified return has not yet been achieved.
As of March 31, 2026 and December 31, 2025, the Company's consolidated VIEs included the following:
•Orion 1 TE Holdco, LLC
•Orion 2 TE Holdco, LLC
•Orion 3 TE Holdco, LLC
•SE Athos TE Holdco, LLC
•SE Titan & Aragorn TE Holdco, LLC
•SE Juno TE Holdco, LLC
•Eiffel TE Holdco, LLC

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table presents the assets and liabilities of the Company's consolidated VIEs as of March 31,
2026 and December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents .............................................................................	$22,242	$31,662
Restricted cash ..................................................................................................	5,149	8,761
Accounts receivable .........................................................................................	15,592	11,441
Receivable from related parties, net ..............................................................	726	564
Prepaid and other current assets ...................................................................	1,959	6,701
Total current assets ......................................................................................	45,668	59,129
Property, plant and equipment, net ................................................................	2,851,050	2,873,546
Operating lease right-of-use assets ...............................................................	145,993	146,575
Other non-current assets .................................................................................	6,279	6,660
Total assets ................................................................................................	$3,048,990	$3,085,910

Liabilities
Accounts payable ..............................................................................................	$981	$7,201
Accrued expenses and other current liabilities .............................................	5,748	8,149
Payables to related parties ..............................................................................	1,255	1,394
Derivative liabilities, current .............................................................................	13,334	17,399
Operating lease liabilities, current ..................................................................	10,129	9,309
Total current liabilities ..................................................................................	31,447	43,452
Derivative liabilities, non-current .....................................................................	38,289	47,701
Operating lease liabilities, non-current ..........................................................	148,217	148,217
Asset retirement obligations ............................................................................	63,461	62,519
Total liabilities ............................................................................................	$281,414	$301,889

Note 4. Asset acquisitions
Holville acquisition
On November 12, 2024, the Company through its subsidiary, US Development, entered into a membership interest purchase and sale agreement (“Holville MIPA”) with Samsung C&T Renewables,
LLC (“Samsung”) to acquire 100% of the membership interests in Holville Solar, LLC (“Holville”) for a purchase price of $10,000 thousand, with payments subject to agreed upon terms and cancelable at the
Company’s option.
As of December 31, 2024, the total accumulated project cost of the Holville acquisition, including payments for the Holville MIPA, was $1,246 thousand. At December 31, 2024 the Company determined it would not pursue further development of Holville and recorded an impairment loss, writing off the accumulated cost of $1,246 thousand.
On February 5, 2025, the Company entered into a mutual agreement with the landowners to terminate their collective lease options in exchange for a release payment to the Company of $15,200 thousand.
The Company received the full payment on March 12, 2025 and recognized as other income (expense), net in the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31 , 2025.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Libra acquisition
On December 31, 2024, the Company through its subsidiary, Venus Buyer, LLC, entered into a membership interest purchase agreement (“Libra MIPA”) with Arevia Power Portfolio, LLC (“Arevia”) to acquire 100% of the membership interests in Libra Project Company, a development-stage solar project, from Arevia for the total purchase price of $291,672 thousand.
As of December 31, 2025, $52,672 thousand in a closing payment out of the total purchase price of
$291,672 thousand was made to Arevia. During the three months ended March 31, 2026, the Company paid an additional $174,000 thousand of the remaining purchase price to Arevia upon the achievement of a construction milestone.
The remaining purchase price of $65,000 thousand is tied to the future commercial operation date milestone and is contingent upon the achievement of this construction milestone. The Company concluded that the achievement of this milestone is probable in accordance with ASC Topic 450
Contingencies. As of March 31, 2026 and December 31, 2025, the remaining purchase price of $65,000 thousand is presented as other non-current liabilities on the Company's condensed consolidated balance sheets.
Louis Energy interconnection acquisition
On November 21, 2025, DC DevCo, the Company's wholly owned subsidiary, entered into a purchase and sale agreement (“Louis Energy PSA”) and bill of sale and assignment agreement (“Louis Energy
BSA”) with Louis Energy Texas Inc. (“Louis Energy Texas”) to acquire ERCOT load interconnection application at Galvani substation, for a total purchase price of $23,000 thousand. Subject to the Louis
Energy PSA and Louis Energy BSA, Louis Energy Texas has agreed to sell, assign and transfer the rights to commercial contract, improved property, interconnection study agreement and load interconnection request to Wind Energy Transmission Texas to DC DevCo. On November 21, 2025, the Company paid the entire purchase price of $23,000 thousand to Louis Energy Texas.
Cosmos property acquisition
On March 20, 2026, the Company, through its subsidiary, SE Cosmos LLC, entered into a purchase and sale agreement (“Cosmos PSA”) with Karlin River Place, LLC (“Karlin”) to acquire real property and its related improvements located in Austin, Texas (the “Cosmos Property”). The Cosmos Property consists of land, building, structures, utility infrastructure, personal property, as well as related permits and licenses.
During the year ended December 31, 2025, the Company deposited earnest money of $1,000 thousand with a title company related to the Cosmos Property. On March 5, 2026, the Company made an additional deposit of $19,000 thousand related to the Cosmos Property. On March 20, 2026 the transaction closed and the Company paid a closing payment of $265,622 thousand to Karlin, in addition to both earnest money deposits applied at closing.
Note 5. Business combination
Studio 151 acquisition
On November 24, 2025 (the “Closing Date”), DC Holdco, the Company's wholly owned subsidiary, entered into a membership interest purchase agreement (“Studio 151 MIPA”) with the sellers to acquire
100% of the membership interests in Studio 151, LLC (“Studio 151”).
The acquisition date fair value of the purchase consideration was $12,000 thousand, which consisted of the cash paid to sellers. As of the Closing Date, the Company consolidated Studio 151 net assets of
$1,007 thousand and recorded goodwill of $10,993 thousand on the Company's condensed consolidated balance sheets. The goodwill is attributable to the workforce of Studio 151, which is related to the DC reporting unit, and it is not deductible for tax purposes.
Certain post-closing payments to the sellers are contingent on continued employment and are accounted for as compensation expense as the related services are rendered rather than as purchase consideration.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Note 6. Revenue
Disaggregated Revenue
The following table presents the Company's revenue disaggregated by revenue stream for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31,
	2026	2025
Energy revenue ..................................................................................................	$24,294	$21,300
REC revenue ......................................................................................................	3,092	2,446
Total revenue from contracts with customers ...................................	$27,386	$23,746

Derivative revenue .............................................................................................	16,687	6,915
Total revenue ...............................................................................................	$44,073	$30,661

Derivative revenue includes net unrealized gains of $13,477 thousand and net realized gains of $3,210 thousand for the three months ended March 31, 2026, and net unrealized gains of $3,500 thousand and net realized gains of $3,415 thousand for the three months ended March 31, 2025.
Remaining Performance Obligations (“RPO”)
Remaining performance obligations represent the transaction price allocated to unsatisfied or partially unsatisfied performance obligations as of the end of the reporting period. The Company has elected to apply the optional disclosure exemptions under ASC 606 and, accordingly, does not disclose the value of remaining performance obligations for contracts with an original expected duration of one year or less or for variable consideration that qualifies for exclusion from the disclosure.
As of March 31, 2026, the Company did not have any remaining performance obligations required to be disclosed. For projects that had commenced as of the period ended March 31, 2026, substantially all consideration is variable and is excluded from the remaining performance obligation disclosure because revenue is recognized in the amount to which the Company has the right to invoice or because the variable consideration is allocated entirely to a wholly unsatisfied performance obligation or, in certain arrangements, to a wholly unsatisfied distinct good or service within a series of distinct goods or services.
Contract Balances
The Company did not record any contract assets as none of its right to payment was subject to something other than passage of time. The Company also did not record any contract liabilities as it recognizes revenue only at the amount to which it has the right to invoice for the electricity and RECs delivered;
therefore, there are no advanced payments or billings in excess of electricity or RECs delivered.
Note 7. Accounts receivable
The Company recognized revenue and has outstanding balances due from customers included in accounts receivable in the condensed consolidated balance sheets as of March 31, 2026 and December
31, 2025. On an ongoing basis, the Company evaluates accounts receivable based on customer and industry credit conditions, collections, and historical payment performance. The Company's strategy regarding collection efforts varies based on individual customer circumstances.
As of December 31, 2025, the Company had an allowance for credit losses of $108 thousand for accounts receivable deemed uncollectible from a single customer due to the customer’s adverse liquidity position at the time. The Company did not have an allowance for credit losses as of March 31, 2026.
Energy sales that have been delivered but not billed by period end are estimated. Accrued unbilled revenues are based on estimates of delivered energy since the date of the last meter reading. Estimated

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
amounts are adjusted when actual usage is known and billed. As of March 31, 2026 and December 31,
2025, the Company estimated the unbilled receivables to be $14,994 thousand and $11,611 thousand, respectively.
The following table presents the Company's accounts receivable balance and the allowance for credit losses as of March 31, 2026 and December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Billed trade receivable ...........................................................................................	$1,999	$3,711
Unbilled trade receivable ......................................................................................	14,994	11,611
Other receivable .....................................................................................................	136	353
Total trade receivable ............................................................................................	17,129	15,675
Less: allowance for credit losses ....................................................................	—	(108)
Accounts receivable, net ..................................................................................	$17,129	$15,567

Note 8. Property, plant and equipment, net
The following table presents property, plant and equipment by asset category as of March 31, 2026 and
December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Land .........................................................................................................................	$136,732	$83,157
Solar systems .........................................................................................................	3,213,531	3,106,149
Leasehold improvements .....................................................................................	820	820
Asset retirement obligations .................................................................................	50,962	50,962
Construction in progress .......................................................................................	2,571,533	1,892,436
Total property, plant and equipment ....................................................................	5,973,578	5,133,524
Less: accumulated depreciation .....................................................................	(293,020)	(270,445)
Property, plant and equipment, net ...............................................................	$5,680,558	$4,863,079

For the three months ended March 31, 2026 and 2025, the Company recorded depreciation expense of
$22,575 thousand and $22,509 thousand, respectively, which is included in depreciation, amortization and accretion on the condensed consolidated statements of operations and comprehensive loss.
Note 9. Intangible assets
On June 12, 2024, Pelicans Jaw Solar, LLC executed a first amended and restated mitigation agreement with RES Environmental Operating Company LLC (“RES”). For projects that affect endangered species, an Incidental Take Permit (“ITP”) is issued to allow the project to proceed with certain unavoidable impacts on protected species, under the condition that those impacts are mitigated by actions like habitat preservation or restoration. The mitigation agreement ensures that the compensatory mitigation required by the ITP is properly implemented. As part of the services, RES has to find and secure a conservation easement to meet the mitigation requirements by California Department of Fish and Wildlife. On October
4, 2024, RES secured the easement and funded the endowment on behalf of Pelicans Jaw Solar, LLC. As of March 31, 2026 and December 31, 2025, the related intangible asset had a carrying value of $16,496 thousand. Although conservation easements by their nature impose perpetual land-use restrictions, the
ITP granted to Pelicans Jaw Solar, LLC is specific to the project and is not transferable to any future or separate project following decommissioning. Accordingly, the intangible asset is considered to have a finite useful life and, upon the project reaching its commercial operation date, will be amortized on a straight-line basis over the estimated useful life of the project. For the three months ended March 31,

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
2026 and 2025, no amortization expense has been recorded as the project is not yet in service. Regular annual evaluation will be conducted for potential impairment.
On November 4, 2025, Libra Solar, LLC executed an easement purchase agreement (“Libra EPA”) with
Southwest Critical Materials, LLC (“Libra EPA Seller”) to acquire certain easements on and through the over, under, across, within and through property located in Lyon County, Nevada. In consideration of the grant of the easements, Libra Solar, LLC paid $2,000 thousand to Libra EPA Seller. The easement is recorded as an intangible asset in the condensed consolidated balance sheet and will be amortized over the useful life of the associated asset.
Note 10. Condensed consolidated balance sheet components
Prepaid and other current assets
Prepaid and other current assets consists of the following as of March 31, 2026 and December 31, 2025
(in thousands):

	March 31, 2026	December 31, 2025
Security deposit ......................................................................................................	$5,930	$4,547
Prepaid expense ....................................................................................................	36,942	13,695
Prepayments for engineering, procurement and construction ........................	138,768	—
Vendor credit ..........................................................................................................	—	20,877
Other current assets ..............................................................................................	377	1,650
Total prepaid and other current assets ........................................................	$182,017	$40,769

Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consists of the following as of March 31, 2026 and
December 31, 2025 (in thousands):

	March 31, 2026	December 31, 2025
Accrued compensation and benefits ..................................................................	$5,839	$11,383
Accrued interest .....................................................................................................	25,106	18,824
Accrued contingent consideration related to Libra asset acquisition ............	—	174,000
Accrued equipment purchase liability .................................................................	40,403	40,060
Accrued construction project costs .....................................................................	133,111	386,797
Other accrued expenses ......................................................................................	18,166	15,875
Total accrued expenses and other current liabilities ...............................	$222,625	$646,939

Note 11. Debt
Debt is categorized as either long-term or short-term. Short-term debt represents debt with an original contractual maturity of one year or less, and the current portion of the long-term debt. The long-term debt represents debt with an original contractual maturity greater than one year. The carrying value of the debt approximates fair value. See Note 13. Fair value measurements for further discussion.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table shows debt as of March 31, 2026 and December 31, 2025 (in thousands, except rates):

	Maturity Date	Interest Rate	March 31, 2026	December 31, 2025
Libra Construction Loan and Libra Bridge Loan(1) .......		SOFR + 1.625%	$415,150	—
Athos Storage Construction Loan and Athos Storage Bridge Loan(2) ....................................................................		SOFR + 1.75%	181,250	—
IP Backlog Land Loan ......................................................	August 2055	4.5%	36,985	37,016
Senior Borrower 1 Term Loan .........................................	January 2034	SOFR + 2%	162,167	162,167
Senior Borrower 2 Term Loan .........................................	January 2034	SOFR + 2%	162,167	162,167
Mezzanine Borrower 1 Term Loan .................................	January 2034	SOFR + 3%	50,000	50,000
Mezzanine Borrower 2 Term Loan .................................	January 2034	SOFR + 3%	50,000	50,000
Eiffel Term Loan ................................................................	December 2033	SOFR + 1.75%	88,730	89,323
Orion 1 Member B Term Loan .........................................	October 2029	SOFR + 1.625%	83,339	83,339
Orion 2 Member B Term Loan .........................................	November 2034	SOFR + 1.875%	92,332	92,837
Orion 3 Member B Term Loan .........................................	September 2029	SOFR + 1.625%	95,558	96,984
Pelicans Jaw Construction Loan and Pelicans Jaw Bridge Loan(3) ....................................................................		SOFR + 1.75%	777,850	719,850
Global Borrower Term Loan and Global Borrower Revolving Loan ..................................................................	October 2027	SOFR + 3.75%	472,985	435,985
SE Borrower Term Loan ...................................................	September 2026	12.0%	—	60,549
Angela Bridge Loan(4) .......................................................		SOFR + 1.25%	—	127,900
Total principal of debt .......................................................			2,668,513	2,168,117
Less: unamortized issuance costs and discount .........			(130,147)	(64,664)
Total debt, net of unamortized issuance costs and discount ...................................................................			$2,538,366	$2,103,453
Less: debt, net, current (5) ................................................			926,329	193,281
Total debt, net, non-current ........................................			$1,612,037	$1,910,172

(1)The maturity date for the Libra Construction Loan and Libra Bridge Loan is the earlier of the (a) term loan conversion date, (b) 60 days prior to the earlier of the tax equity commitment expiration date and the tax credit commitment expiration date, (c) 60 days prior to the guaranteed completion date as defined in the Power Purchase Agreement, and (d) March 31, 2028.
(2)The maturity date for the Athos Storage Construction Loan and Athos Storage Bridge Loan is the earlier of the (a) term loan conversion date, (b) 60 days prior to the preferred equity investor funding commitment expiration, (c) 60 days prior to tax credit purchaser commitment expiration, (d) 60 days prior to the guaranteed commercial operation date as defined under each Offtake Agreement, (e) 60 days prior to the expected commercial operation date under the Calpine Offtake Agreement, (f) the occurrence of the tax credit purchase final funding date, and (g) February 26, 2027.
(3)The maturity date for the Pelicans Jaw Construction Loan and Pelicans Jaw Bridge Loan is the earlier of the term loan conversion date, tax equity final funding date, and March 31, 2027.
(4)The maturity date for the Angela Bridge Loan is the earlier of the sale leaseback date, funding date, and March 31, 2026.
(5)As of March 31, 2026 and December 31, 2025, the debt, net, current balance includes unamortized issuance costs and discount of
$39,053 thousand and $1,787 thousand, respectively.
Pursuant to the financing agreements described below, the Company is required to maintain minimum liquidity amounts and debt-service coverage ratio (“DSCR”). As of March 31, 2026, the Company was in compliance with all financial covenants.
Libra Construction Loan and Libra Bridge Loan
On March 13, 2026, Libra Project Company and Libra Member B, LLC, the Company's wholly owned subsidiaries, entered into a financing agreement with certain lenders for a total loan commitment of
$2,446,292 thousand (“Libra Construction Loan” and “Libra Bridge Loan”) and a letter of credit facility of

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
$98,000 thousand. The initial draw of the loan at closing was $415,150 thousand on the Libra
Construction Loan. As of March 31, 2026 the Company made no additional draws on the Libra
Construction Loan or the Libra Bridge Loan.
The obligations under the Libra Construction Loan or the Libra Bridge Loan are secured by substantially all project assets and are subject to customary project finance covenants, including minimum debt service coverage requirements and restrictions on additional indebtedness, liens and distributions.
Athos Storage Construction Loan and Athos Storage Bridge Loan
On March 19, 2026, Athos Storage, LLC and Athos Storage Member B, LLC, the Company's wholly owned subsidiaries, entered into financing agreements with certain lenders for a total loan commitment of
$679,400 thousand (“Athos Storage Construction Loan” and “Athos Storage Bridge Loan”) and a letter of credit facility of $78,044 thousand. The initial draw of the loan at closing was $181,250 thousand on the
Athos Storage Construction Loan. As of March 31, 2026, the Company made no additional draws on the
Athos Storage Construction Loan or the Athos Storage Bridge Loan.
The obligations under the Athos Storage Construction Loan or the Athos Storage Bridge Loan are
secured by substantially all project assets and are subject to customary project finance covenants, including minimum debt service coverage requirements and restrictions on additional indebtedness, liens and distributions.
Eiffel Term Loan
During the three months ended March 31, 2026, the Eiffel Member B, LLC repaid $593 thousand on the
Eiffel Term Loan.
Orion 2 Member B Term Loan
During the three months ended March 31, 2026, the Orion 2 Member B, LLC repaid $505 thousand on the
Orion 2 Member B Term Loan.
Orion 3 Member B Term Loan
During the three months ended March 31, 2026, the Orion 3 Member B, LLC repaid $1,426 thousand on the Orion 3 Member B Term Loan.
Pelicans Jaw Construction Loan and Pelicans Jaw Bridge Loan
During the three months ended March 31, 2026, Pelicans Jaw Solar, LLC made additional draws of
$58,000 thousand on the Pelicans Jaw Bridge Loan.
Global Borrower Term Loan and Global Borrower Revolving Loan
During the three months ended March 31, 2026, Global Borrower made additional draws of $37,000 thousand on the Global Borrower Revolving Loan.
SE Borrower Term Loan
On January 22, 2026, SE Borrower fully repaid the outstanding principal of SE Borrower Term Loan of
$60,549 thousand and the accrued interest through the payoff date of $444 thousand for the total payoff amount of $60,993 thousand.
Angela Bridge Loan
During the three months ended March 31, 2026, Angiola East, LLC made additional draws of $5,200 thousand, and subsequently, fully repaid the outstanding principal of the Angela Bridge Loan of $133,100 thousand.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Other Financing Arrangements
Angela Lease Arrangement
In February 2026, the Company, through certain consolidated subsidiaries, entered into a sale-leaseback transaction related to the Angiola East renewable energy project, which includes a solar photovoltaic facility and battery energy storage system located in Tulare County, California. The Company determined that the transaction did not qualify for sale accounting under ASC 606 and is accounted for as a financing arrangement. Accordingly, the Company continues to recognize the project assets and accounts for the proceeds received as a financing obligation. No gain or loss on the transaction was recognized.
The Company received aggregate proceeds of approximately $224,083 thousand for the three months ended March 31, 2026. A portion of the proceeds was used to repay outstanding project indebtedness and related costs, with the remaining proceeds transferred to the Company or restricted for project costs and future payments under the financing arrangement.
The arrangement includes a 20-year term, semiannual base rent payments during years 1 through 15 with a rent-free period during years 16 through 20, an early purchase option in year 6, an end-of-term purchase option, and a renewal option at then-current fair market rental value.
As of March 31, 2026, the carrying amount of the financing obligation was $221,488 thousand, net of unamortized transaction costs of $2,601 thousand. The effective interest rate used to amortize the financing obligation was 1.20%, and the Company recognized $341 thousand of interest expense during the three months ended March 31, 2026.
Note 12. Income taxes
The Company's income tax provision consists of the following amounts for the three months ended March
31, 2026 and 2025 (in thousands, except percentages):

	Three Months Ended March 31,
	2026	2025
Loss before income taxes ...................................................................................	$(137,757)	$(98,948)
Income tax benefit (expense) .............................................................................	$106	$(1,652)
Effective income tax rate .....................................................................................	0.1%	(1.7)%

The change in the effective tax rate from the three-month period ended March 31, 2025 to the three-
month period ended March 31, 2026 was driven by a change in unfavorable permanent differences mainly related to non-deductible equity compensation and state tax expense.
Note 13. Fair value measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is a description of the valuation techniques that the Company uses to measure the fair value of the derivative instruments on a recurring basis.
SE Athos I, LLC and SE Athos II, LLC entered into power swap arrangements with two separate hedging parties. Each of the swaps has a contractual term of 7 years and is effective upon the effective date of the agreement, being April 1st, 2022 for Athos I and May 13th, 2022 for Athos II. The swaps hedge the floating price per megawatt hour (MWh) against a contractual fixed price based on the underlying capacity of the solar plant, projected at 338.7MWh and 270.9MWh of direct current, respectively. As of March 31,
2026 and December 31, 2025, the power price swaps are presented as derivative liabilities on the
Company's condensed consolidated balance sheets. As of March 31, 2026, the remaining lives of the swaps are 3.0 years for SE Athos I, LLC, and 3.1 years SE Athos II, LLC.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The fair values of the power price swaps are based on a discounted cash flow method under the income approach. Forecasted net settlement payments, to or from the Company, are estimated based on forecasted prices, the fixed price, and the contractual hourly quantity. The fair value is then calculated by discounting the forecasted net settlement payments based on discount rates commensurate with the term and risk in each settlement payment. The forward power prices are based on observable market data obtained from an independent third party (Standard & Poor's) and are constructed using CAISO SP15 on peak and off peak forward price curves derived from Standard & Poor's market data. The Company does not apply adjustments to the observable forward price inputs. The forecasted net settlement cash flows are discounted using market based discount rates that reflect observable yield curves and credit spreads applicable to the Company and the respective counterparties, with discount rates applied based on which party is obligated to make the net settlement payment. As the valuation techniques utilize observable inputs and do not rely on significant unobservable inputs, the Company classifies the power price swap derivative instruments as Level 2 within the fair value hierarchy.
The Company is exposed to interest rate risk primarily through its variable rate indebtedness, the majority of which bears interest at SOFR plus an applicable margin. The Company uses interest rate swaps to manage interest rate risk. The fair value of the interest rate swaps is calculated as the net of the discounted future cash flows of the pay and receive legs of the swaps. Mid-market interest rates on the valuation date are used to create the forward curve for the floating legs and discount curve.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table presents the list of interest rate swap contracts as of March 31, 2026 (in thousands):

Subsidiary	Effective Date	Floating rate	Fixed rate	Termination date	Notional amount
Eiffel Member B, LLC ............	December 6, 2023	6-month term SOFR floating rate index	3.45%	October 31, 2033	$65,784
Ben Milam 1 ............................	August 4, 2023	6-month term daily compounding SOFR floating rate index	3.76%	July 31, 2044	$48,117
Ben Milam 1 ............................	October 29, 2024	6-month term daily compounding SOFR floating rate index	3.76%	October 31, 2044	$16,220
Ben Milam 2 ............................	November 16, 2023	6-month term daily compounding SOFR floating rate index	4.17%	January 31, 2044	$71,092
Ben Milam 3 ............................	June 15, 2023	6-month term daily compounding SOFR floating rate index	3.37%	August 31, 2044	$73,787
Senior Borrower 1 and Senior Borrower 2 ..................	January 29, 2024	6-month term daily compounding SOFR floating rate index	3.95%	January 25, 2034	$243,909
Mezzanine Borrower 1 and Mezzanine Borrower 2 ..........	January 29, 2024	6-month term daily compounding SOFR floating rate index	3.93%	January 25, 2029	$75,000
Global Borrower .....................	November 19, 2025	3-month term daily compounding SOFR floating rate index	3.79%	October 18, 2027	$138,060
Global Borrower .....................	November 21, 2025	3-month term daily compounding SOFR floating rate index	3.71%	October 18, 2027	$59,167
Pelicans Jaw Solar, LLC .......	September 30, 2026	6-month term daily compounding SOFR floating rate index	4.20%	September 30, 2049	$319,989
Pelicans Jaw Solar, LLC .......	September 30, 2026	6-month term daily compounding SOFR floating rate index	4.21%	September 30, 2049	$44,087
Libra Solar, LLC ......................	January 31, 2028	3-month term daily compounding SOFR floating rate index	4.11%	March 31, 2048	$670,310
Libra Solar, LLC ......................	January 31, 2028	3-month term daily compounding SOFR floating rate index	4.13%	March 31, 2048	$68,378
Athos Storage, LLC ...............	November 30, 2026	3-month term daily compounding SOFR floating rate index	4.02%	November 30, 2046	$214,950

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table presents the estimated fair values of the Company's asset and liability financial instruments as of March 31, 2026 (in thousands):

		Fair Value Measurement Using
	Fair Value as of March 31, 2026	Level 1	Level 2	Level 3
Assets:
Non-current derivative asset - interest rate swaps .................................................................	$6,754	$—	$6,754	$—
Total assets ....................................................	$6,754	$—	$6,754	$—

Liabilities:
Current derivative liability - power price swaps .................................................................	$13,334	$—	$13,334	$—
Current warrant liability(1) .................................	1,287,756	—	—	1,287,756
Non-current derivative liability - interest rate swaps .........................................................	17,353	—	17,353	—
Non-current derivative liability - power price swaps .......................................................	38,289	—	38,289	—
Non-current warrant liability(1) .........................	1,579,480	—	—	1,579,480
Total liabilities ................................................	$2,936,212	$—	$68,976	$2,867,236

(1)See Note 18. Warrant liability for further information on warrant liability and the Company's valuation of the warrant liability as of the end of the reporting period.
The following table presents the estimated fair values of the Company's asset and liability financial instruments as of December 31, 2025 (in thousands):

		Fair Value Measurement Using
	Fair Value as of December 31, 2025	Level 1	Level 2	Level 3
Assets:
Non-current derivative asset - interest rate swaps .................................................................	$16,549	$—	$16,549	$—
Total assets ....................................................	$16,549	$—	$16,549	$—

Liabilities:
Current derivative liability - power price swaps .................................................................	$17,399	$—	$17,399	$—
Non-current derivative liability - interest rate swaps .........................................................	15,327	—	15,327	—
Non-current derivative liability - power price swaps .................................................................	47,701	—	47,701	—
Total liabilities ................................................	$80,427	$—	$80,427	$—

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's outstanding debt under its various loans and revolving credit facilities approximates fair value because the interest rates on these instruments are variable and reset frequently, and therefore approximate current market rates for instruments with similar terms and maturities. See Note 11. Debt for further information.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Note 14. Commitments and contingencies
On December 14, 2023, the Juno Project Company, Titan Project Company and Aragorn Project
Company received an open letter from the Public Utility Commission of Texas for an investigation of non-
compliance with the ERCOT operating guides. The Company believes that it is probable that the investigation will result in an immaterial financial loss.
On April 19, 2024, the Company, on behalf of the Athos I Project Company and Athos II Project Company
voluntarily submitted a letter to the California Air Resources Board (“CARB”) to disclose the noncompliance identified during the Company's review of the CARB regulation for reducing sulfur hexafluoride emission from gas insulated switchgear for data years in 2021 and 2022. The self-disclosed violations related to the requirement to submit annual greenhouse gas emissions data reports for the data years 2021 and 2022. The Company believes that it is probable that the investigation will result in an immaterial financial loss.
The Company has entered into Power Purchase Agreements (“PPAs”) providing annual delivery of a minimum amount of electricity at fixed prices. The Company has certain interconnection tax security obligations with the transmission owner. In connection with the financing agreement dated March 31,
2023, the Company entered into irrevocable standby letters of credit to establish the debt service reserve letters of credit. As collateral for PPAs, interconnection tax security obligations, debt service reserve, module procurement, cluster study and resource adequacy agreements, the Company entered into letter of credit agreements (“LCs”) as a safeguard for the following types of agreements as of March 31, 2026 and December 31, 2025 (in thousands):

	As of March 31, 2026	As of December 31, 2025
PPAs .........................................................................................................................	$546,079	$462,632
Financial derivatives ...............................................................................................	8,907	8,907
Equity contribution obligation ................................................................................	—	16,000
Interconnection performance obligations ............................................................	453,865	143,686
Debt service reserve ..............................................................................................	46,155	46,155
Cluster study agreement .......................................................................................	7,500	7,500
Investment tax credits for Athos Storage ............................................................	62,496	—
Rent reserve ............................................................................................................	7,340	—
Equipment reserve .................................................................................................	2,440	—
Total LCs used .....................................................................................................	$1,134,782	$684,880

Total LC commitment .........................................................................................	$1,435,744	$981,176

As of March 31, 2026 and December 31, 2025, the total surety bonds were $294,524 thousand and
$170,591 thousand, respectively.
As of March 31, 2026, the Company had no unconditional purchase obligations. As of March 31, 2026, the Company had firm construction commitments of $5,382,761 thousand for the remainder of 2026 through 2028.
Note 15. Related party transactions
As of March 31, 2026 and December 31, 2025, the receivables from related parties of $306 thousand and
$195 thousand, respectively, represent the amounts owed to the Company for bill payments made on behalf of SB Energy Global Holding Limited and its subsidiaries.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
As of March 31, 2026 and December 31, 2025, the payables to related parties of $12,015 thousand and
$188 thousand, respectively, represent amounts owed to SB Energy Global Holdings One Limited for the tax payment made on behalf of SBE US Holdings One, LLC, a wholly owned subsidiary of the Company.
As of March 31, 2026 and December 31, 2025, the debt from related parties of $709,520 thousand represents the intercompany revolving promissory notes between the Company as the borrower and SBE
Global, LP, the Company's direct parent, as lender at the annual interest rates of 6.0% and 7.3%, with approximately $410,000 thousand bearing interest at 7.3% and approximately $299,520 thousand bearing interest at 6.0%.
U.S. State and Local Tax Sharing Agreement
The Company entered into a U.S. State and Local Tax Sharing Agreement (“TSA”) with SB Group US,
Inc. that governs the respective rights, responsibilities and obligations of the Company and SB Group US,
Inc. with respect to certain state and local tax matters in jurisdictions and for taxable periods in which SB
Group US, Inc. is required to file tax returns on a consolidated, combined, unitary or other group basis with the Company (the “Combined Returns”). Among other things, the TSA (i) allocates responsibility for the preparation and filing of the Combined Returns and the payment of taxes due in connection therewith,
(ii) determines the appropriate allocation of any such tax liability between SB Group US, Inc. and the
Company, (iii) requires compensation to be paid by the Company to SB Group US, Inc. to the extent the
Company uses any tax attributes properly allocable to SB Group US, Inc. to offset taxes otherwise allocable to the Company and vice versa, (iv) allocates responsibility for the conduct of tax contests arising with respect to the Combined Returns, and (v) ensures that the parties are aligned on cooperating and coordinating with respect to the Combined Returns.
Cosmos Lease
On November 7, 2025, the Company executed a lease agreement (the “Cosmos Lease”), primarily for data centers and office buildings, that had not yet commenced, with a related party. The aggregate amount of estimated future undiscounted lease payments associated with such lease is $2,183,000 thousand. The lease will commence in stages between June 26, 2026 and February 5, 2027 based on achievement of Ready for Service (“RFS”) status for several construction phases. The initial lease term is
15 years with an option for renewal for an additional 10 year period.
In connection with the execution of the Cosmos Lease, SoftBank Group Capital Limited (the “Guarantor”),
an affiliate of the related party, entered into a guaranty agreement (the “Guaranty”) with the Company.
Pursuant to the Guaranty, the Guarantor has irrevocably and unconditionally guaranteed to the Company the full and prompt payment and performance of all obligations of the related party arising under the
Cosmos Lease. The Guarantor and the Company anticipate that the maximum aggregate exposure under the Guaranty is approximately $2,617,000 thousand.
Transactions with OpenAI
On January 9, 2026, the Company issued warrants to OpenAI Infra Holdings, LLC (“OpenAI”), an affiliate of OpenAI Group PBC. The warrants were issued at a nominal exercise price and have a ten-year term.
Certain of the warrants are subject to vesting conditions tied to the achievement of operational and performance milestones. See Note 18. Warrant liability for more information on the warrants.
On January 9, 2026, Milam County DC, LLC, as landlord, and Orion DC I, LLC, an affiliate of OpenAI, as tenant, entered into two separate triple-net data center lease agreements for data center buildings to be constructed in Milam County, Texas. Building 1 is designed for approximately 308 MW of critical IT capacity and building 2 is designed for approximately 445 MW of critical IT capacity, with each building comprising approximately 650,000 square feet. Each lease has an initial term of 15 years, with two 10-
year extension options available to the tenant. Rent under each lease is structured on a yield-on-cost basis with an annual escalator. See Note 16. Leases for more information on the Milam County leases.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
Note 16. Leases
Lessee Arrangements
The Company leases the land at the site of its solar power plants. The land lease agreements have terms ranging from 20 to 35 years with an ability to extend for periods of 5 to 10 years. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the
Company will exercise any such options. The extension periods are included in the life of the right-of-use asset and lease liabilities up until the 35 years of useful life of the solar assets.
The Company accounts for the land leases as operating leases. Lease expense is recognized on a straight-line basis over the expected lease term. At times, the Company enters into operating land leases that are subject to annual changes to the lease payment based upon annual escalations between 1% to
5% per year until the end of the production term or based upon the lease schedule presented in the lease agreements.
During the three months ended March 31, 2026, the Company entered into a new land lease agreement that commenced on February 28, 2026, and expires on December 31, 2062.
Information relating to the lease term and discount rate as of March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Weighted-average remaining lease term (in years):
Operating leases .....................................................................................................	32.0	32.0

Weighted-average discount rate:
Operating leases .....................................................................................................	6.03%	6.45%

During the three months ended March 31, 2026 and 2025, the Company recognized ground lease expenses of $4,335 thousand and $3,964 thousand, respectively, which is included in cost of operations on the condensed consolidated statements of operations and comprehensive loss.
Operating lease information was as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Cash paid for operating lease liabilities ...........................................................	$1,411	$1,271

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The future lease payments included in the measurement of the Company's operating lease liabilities as of
March 31, 2026, were as follows (in thousands):

Years Ending December 31,	Leases
Remainder of 2026 (remaining nine months) ...............................................................................	$11,962
2027 ....................................................................................................................................................	15,074
2028 ....................................................................................................................................................	15,338
2029 ....................................................................................................................................................	14,803
2030 ....................................................................................................................................................	15,050
Thereafter ...........................................................................................................................................	531,682
Total lease obligation ........................................................................................................................	$603,909
Less: imputed interest ......................................................................................................................	(373,339)
Total operating lease liabilities ..................................................................................................	$230,570

Operating lease liabilities, current ..................................................................................................	$14,808
Operating lease liabilities, non-current ..........................................................................................	$215,762

Lessor Arrangements
As of March 31, 2026, the Company entered into three data center arrangements related to the Cosmos and Milam County data center facilities. The arrangements provide for the development and future lease of data center facilities, related land or campus rights and associated power infrastructure. The Cosmos facility is expected to become available in phases beginning in 2026, while the Milam County facilities are expected to become available in phases beginning in 2027 and 2028, respectively.
As of March 31, 2026, the facilities and related phases were under construction and had not been delivered or made available for the customer’s use. Accordingly, the related leases had not commenced for purposes of ASC 842 and no lease income related to these arrangements was recognized during the three months ended March 31, 2026.
The arrangements include initial lease terms of approximately 15 years following the applicable commencement dates. The Cosmos arrangement provides the customer with one 10-year renewal option, and the Milam County arrangements provide the customers with two 10-year renewal options. The
Milam County arrangements also include contingent buy-out rights if specified ready-for-service conditions are not satisfied within contractually specified periods of time.
Note 17. Member's equity
The membership equity of the Company is 100% owned by its parent entity, SBE Global. SBE Global's limited liability company interests are generally consistent with ordinary equity ownership interests. During the three months ended March 31, 2026 and 2025, the Company received $166,000 thousand and
$495,000 thousand in cash capital contributions from SBE Global, and $1,369,082 thousand and $33,239 thousand in non-cash contributions, respectively. During the three months ended March 31, 2026 and
2025, the Company made $452 thousand and $495,851 thousand in distributions to SBE Global, respectively. Distributions are to be made to SBE Global at the sole discretion of the Parent, with no restrictions.
Note 18. Warrant liability
On January 9, 2026, in connection with the Milam County data center facility lease arrangements with
OpenAI, and the related agreement (the “Foundation Agreement”), the Company entered into a two‑tier warrant arrangement pursuant to a common unit purchase warrant agreement. Under the two-tier structure, OpenAI initially received 8,554,600 warrants from the Company (the “Warrant(s)”) that vest

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
upon achievement of specified milestones. Upon vesting, the Warrants automatically exchange for a fully vested warrant to acquire common units of Energy Global LP, a parent of the Company (the “TopCo
Warrant(s)”).
The Warrants vest over time based on the achievement of specified performance conditions, including execution of lease agreements, project development milestones, and equity valuation thresholds.
The Warrants were determined to be liability-classified instruments. Accordingly, the Company recognized a warrant liability of $3,646,247 thousand based on the fair value of the Warrants on the issuance date.
The warrant liability is subsequently remeasured at fair value each reporting period, with changes in fair value reflected in the Company's condensed consolidated statements of operations and comprehensive loss.
The Warrants were measured using a Monte Carlo simulation within an option pricing framework. The valuation incorporated Level 3 inputs, including expected volatility, contractual term, risk‑free interest rate and expected distributions. The significant assumptions used as of March 31, 2026 and the issuance date of the Warrants were as follows (dollar amounts in thousands):

	January 9, 2026	March 31, 2026
Equity value of Energy Global, LP ..................................................................	$29,768,938	$30,703,526
Expected dividend yield ....................................................................................	—%	—%
Risk-free interest rate ........................................................................................	3.5%	4.2%
Expected volatility ..............................................................................................	20.0%	20.0%
Contractual term ................................................................................................	10 years	9.8 years

The following table presents a summary of changes in fair value of the Company's Level 3 warrant liability
(in thousands):

Warrant liability
Balance at December 31, 2025 ....................................................................................................	$—
Issuance of warrants ..........................................................................................................................	3,646,247
Settlements .........................................................................................................................................	(733,187)
Change in fair value ...........................................................................................................................	(45,824)
Balance at March 31, 2026 ............................................................................................................	$2,867,236

As of March 31, 2026, the fair value of the warrant liability was $2,867,236 thousand, which is included on the condensed consolidated balance sheets. For the three months ended March 31, 2026, the Company recognized a gain on the change in fair value of the warrant liability of $45,824 thousand, which is included within changes in fair value of warrant liability in the condensed consolidated statements of operations and comprehensive loss.
As of March 31, 2026, an aggregate of 868,934 Warrants were vested and exercisable. These Warrants were automatically exchanged for TopCo Warrants. As such, the settlement of these vested Warrants represent a capital contribution of $733,187 thousand from Energy Global LP. An additional 1,216,507 unvested Warrants are subject to operational and performance vesting conditions tied to project-related commercial and financing milestones for which the Company determined achievement of these specific milestones is probable. The remaining 6,469,159 unvested Warrants are subject to other operational and performance vesting conditions for which achievement is not currently considered probable, or are subject to vesting only upon consummation of a qualified public offering, which is not considered probable until such offering occurs. No Warrants have been exercised as of March 31, 2026.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The corresponding cost of $3,646,247 thousand was accounted for as a lease incentive provided to
OpenAI. The Company determined the underlying arrangement is a sales-type lease. Accordingly, the incentive is recognized as a reduction of revenue at lease commencement. As of March 31, 2026, the related leases had not commenced, see Note 16. Leases for additional information on the Company's lessor arrangements.
Note 19. Long-term incentive plan
Common A Profit Units
Effective July 2, 2024, SB Energy Holdco, LLC (“SB Partner”) and the 2022 Series C profit unit and Series
D profit unit holders (collectively, the “Profit Unit Holders”) entered into a securities purchase agreement
(“July 2024 Profit Unit SPA”) to purchase the outstanding vested and unvested profit units in exchange for a combination of upfront cash payments, deferred cash payments with vesting conditions over three years, and rollover units with vesting conditions over three years. As of the closing date of July 2, 2024, the management of SB Partner determined the total number of 2022 Series C profit units (“2022 Series C
Profit Units”) and Series D profit units (“Series D Profit Units”) outstanding and applied the redemption price $232.86 per 2022 Series C Profit Unit and $447.87 per Series D Profit Unit to calculate the total value to the Profit Unit Holders for the upfront cash payments, deferred cash payments and rollover units.
The total value of the acquired units was $335,250 thousand, which represents upfront cash payments of
$137,942 thousand (41%), deferred cash payments of $87,599 thousand (26%) and rollover units of
$109,709 thousand (33%).
Pursuant to the July 2024 Profit Unit SPA, $137,942 thousand in cash was transferred to the Profit Unit
Holders upfront on the closing date of July 2, 2024 without any vesting conditions and $87,599 thousand was deferred and vested over the period of three years. The deferred cash payments are paid in six equal installments over three years after the closing date of July 2, 2024 and are subject to 5% accrued interest.
Pursuant to the July 2024 Profit Unit SPA, some of the 2022 Series C Profit Units and Series D Profit
Units were rolled over into common A units (“Common A Profit Units”) issued by Energy Global, LP to the
Common A Profit Unit holders. The Common A Profit Units vest over three years contingent on continued
employment. The Common A Profit Units are accounted for as equity of Energy Global, LP in accordance with ASC Topic 718 Compensation - Stock Compensation (“ASC 718”).
The total number of Common A Profit Units converted was 1,097,095 with the price per unit of $100.00 for the total value of $109,710 thousand as of the closing date of July 2, 2024.
The Company determined that the exchange of 75% of the 2022 Series C Profit Units for Common A
Profit Units, upfront cash and deferred cash payments is a Type III modification in accordance with ASC
718 because the vesting condition was deemed improbable and is now considered probable.
The Company also determined that the exchange of 20% of Series D Profit Units (which are subject to a performance condition) for Common A Profit Units and deferred cash payments is a Type III modification in accordance with ASC 718 because the vesting condition was deemed improbable and is now considered probable.
As of March 31, 2026, unvested compensation cost that will be recognized over the remaining vesting period is $85,708 thousand. The weighted average recognition period remaining at March 31, 2026 is 0.5 years.
2024 Series C Profit Units
Effective July 2, 2024, Energy Global, LP, an indirect parent entity of the Company, established its Long-
term Incentive Plan (“2024 LTIP”) with the aim of issuing equity interests to employees or other service providers eligible to be designated as plan participants. The units under 2024 LTIP are available in one class namely 2024 Series C Profit Units and are not transferable by the participants. The 2024 LTIP

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
authorizes and reserves the number of common units that may be issued pursuant to awards under the plan to 10,000,000 2024 Series C Profit Units, which can be adjusted.
Eighty percent of the 2024 Series C Profit Units are subject to a service-based vesting condition that commenced on July 2, 2024, and the remaining twenty percent vest upon occurrence of a liquidity event, which is a performance-based vesting condition. The service-based vesting condition is satisfied over a four year period, with a one year cliff vest and ratable quarterly vesting thereafter. Upon a liquidity event, all unvested units, including any unvested service-based units, will vest, provided the participants remain in continuous service through the consummation of the liquidity event.
The 2024 LTIP is accounted for in accordance with ASC 718 and the 2024 Series C Profit Units are accounted for as a liability of the grantor, Energy Global, LP. These liability-classified awards are remeasured to fair value as of each reporting period-end date until the award’s settlement or expiration.
Any changes to the fair value of liability-classified awards are recorded as compensation expense in general and administrative expense in the condensed consolidated statements of operations and comprehensive loss, with a corresponding credit to equity as a capital contribution. The Company recognizes forfeitures as they occur. The Company recognizes compensation expense related to these liability-classified awards using a straight-line method.
The fair value of the 2024 Series C Profit Units is estimated at each reporting date using an option pricing method. As the 2024 Series C Profit Units are profit interests in a private partnership, observable market prices are not available. Accordingly, management employs a valuation technique that incorporates unobservable inputs, reflecting the classification of the fair value measurement within Level 3 of the fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurement. The fair value of the 2024
Series C Profit Units was determined by allocating the total equity value of Energy Global, LP using the option-pricing method, as described in the AICPA Accounting and Valuation Guide entitled, Valuation of
Privately-Held Company Equity Securities Issued as Compensation. Because Energy Global, LP is not
publicly traded, the Company must estimate the fair value of its equity. The Company considers numerous objective and subjective factors to determine the fair value of awards at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations, (ii) the prices, rights, preferences, and privileges of Energy Global,
LP’s outstanding equity, (iii) the lack of marketability of the equity, (iv) actual operating and financial performance and estimated trends and prospects for its future performance, current business conditions and financial projections, (v) the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale, given prevailing market conditions; and (vi) precedent transactions. The option-
pricing model treats the 2024 Series C Profit Units as call options on the total equity value of Energy
Global, LP, with exercise (or strike) prices based on the value thresholds at which the allocation amount of the various holders of  securities changes. These strike prices are based on liquidation preferences of the various classes of units and their participation prices. The fair value of the options associated with each strike price were estimated using the option pricing model. Significant assumptions used in the option pricing model include expected volatility, expected term to a liquidity event, risk-free interest rate, and a discount for lack of marketability.
The following significant assumptions were used in estimating the fair value of the 2024 Series C Profit
Units as of March 31, 2026 (dollar amounts in thousands):

March 31, 2026
Equity value of Energy Global, LP ...............................................................................................	$30,703,526
Risk-free interest rate ....................................................................................................................	3.7%
Expected volatility ...........................................................................................................................	20.0%
Expected term to liquidity ..............................................................................................................	0.5 years
Discount for lack of marketability .................................................................................................	5.0%

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table summarizes profit unit activity under the 2024 LTIP and July 2024 Profit Unit SPA during the three months ended March 31, 2026:

	2024 Series C Profit Units		Common A Profit Units
	Units (whole units)	Weighted- average grant date fair value (per unit)	Units (whole units)	Weighted- average grant date fair value (per unit)
Unvested as of December 31, 2025 ..........	8,317,445	$83.34	528,630	$100.00
Granted ..............................................................	134,500	$209.61	—
Forfeitures .........................................................	(9,000)	$95.21	—
Vested ................................................................	(520,265)	$74.89	(176,210)	$100.00
Unvested as of March 31, 2026 ..................	7,922,680	$86.03	352,420	$100.00

The following table presents the plan stock-based compensation expense, which is included in general and administrative expense on the condensed consolidated statements of operations and comprehensive loss (in thousands):

	Three Months Ended March 31,
	2026	2025
Stock-based compensation expenses – 2024 Series C Profit Units .........	$105,639	$19,316
Stock-based compensation expenses – Deferred cash payment and Common A Profit Units ......................................................................................	16,442	16,442
Total plan compensation expenses ...........................................................	$122,081	$35,758

As of March 31, 2026, the total unrecognized compensation expense related to unvested 2024 Series C
Profit Units was $1,660,673 thousand. This amount reflects fair value of unvested units as of March 31,
2026 multiplied by the proportion of the requisite service period remaining, which is expected to be recognized over a weighted-average remaining requisite service period of 2.4 years.
Note 20. Net loss per unit
Basic net income (loss) per unit is computed by dividing net income (loss) attributable to SE Global
Holdings, Inc. by the weighted-average number of membership units (“Units”) outstanding during the period, as retroactively adjusted for the January 9, 2026 in-substance recapitalization discussed in Note
1. Organization and nature of operations. Diluted net income (loss) per unit is computed by giving effect to all potentially dilutive Units during the period, if any. The Company had no potentially dilutive units outstanding for the periods presented; therefore, basic and diluted net income (loss) per unit is the same.
The Company’s Warrants as described in Note 18. Warrant liability and awards under the long-term incentive plan as described in Note 19. Long-term incentive plan relate to equity interests or warrants of
Energy Global, LP or other parent entities and are not exercisable for, or convertible into, Units of the
Company. Accordingly, these instruments are not considered potential Units of SE Global Holdings, Inc.
for purposes of calculating diluted net loss per unit.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following table sets forth the computation of basic and diluted net loss per unit (in thousands, except units and per-unit amounts):

	Three Months Ended March 31,
	2026	2025
Numerator:
Net loss attributable to SE Global Holdings, Inc. ...............................................	$(158,423)	$(73,878)
Denominator:
Weighted-average Units outstanding - basic and diluted .................................	19,966,564	19,966,564
Net loss per Unit - basic and diluted ..............................................................	$(7.93)	$(3.70)

Note 21. Segments
The Company’s segment structure reflects how management currently operates and allocates resources.
The Company’s businesses are organized into three reportable segments: Standalone Power (“SP”),
Data Centers ("DC") and Solutions (“SLN”). Corporate represents the remaining non-segment operations consisting primarily of general corporate expenses, unallocated overhead, and capital expenditures not allocated to our operating segments. No operating segments have been aggregated.
SP includes the development, construction, ownership, and operation of grid-connected utility-scale solar photovoltaic and battery energy storage system projects while DC includes the development and commercialization of large-scale data center campuses, powered land opportunities, and related infrastructure solutions. SLN represents intercompany services provided to SP and DC segments for the development, construction and operation of portfolio projects within those segments. Development and construction services are charged to DC and SP at a mark-up.
The Company’s CODM is the Leadership Team, comprised of the co-Chief Executive Officers and the
Chief Financial Officer. The CODM evaluates segment performance and allocates resources based on
Total Segment Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The
CODM uses Total Segment Adjusted EBITDA to evaluate the operating performance of each reportable segment, monitor execution against operating plans and budgets, and determine the level and timing of capital and resource deployment.
SP derives revenue primarily from the sale of energy, capacity, and related environmental attributes
(including renewable energy certificates) under PPAs and related market arrangements. DC is a distinct reportable segment whose business activities include the development and commercialization of powered land, data center campuses, and related infrastructure solutions. SLN is a third distinct reportable segment whose purpose is to provide billable services related to the development, construction and operations of project companies in SP and DC. For the three months ended March 31, 2026 and 2025, all reportable segment revenue was attributable to SP and SLN. The DC reportable segment was pre-
revenue for the three months ended March 31, 2026 and 2025. Differences between the Company's measure of segment profit or loss (Total Segment Adjusted EBITDA) and consolidated net loss are presented in the reconciliations below.
All revenues from external customers and long-lived assets were attributable to the United States for each period presented. Revenue from customers representing 10% or more of consolidated revenue for the three months ended March 31, 2026 and 2025 was as follows:

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

	Three Months Ended March 31,
	2026	2025	Segment
Customer A ...............................................................................	10%	*	SP
Customer B ...............................................................................	12%	*	SP
Customer C ..............................................................................	25%	30%	SP
Customer D ..............................................................................	23%	23%	SP
Customer E ...............................................................................	*	10%	SP

*Customer did not represent 10% or more of revenue.
The following tables present segment information, including revenue and cost information regularly provided to and reviewed by the CODM by segment, and a reconciliation to total consolidated income (in thousands). Certain expenses, such as corporate costs and prospecting and development expenses have not been allocated to SP, DC or SLN and are shown separately to reconcile to the applicable consolidated amounts. The CODM reviews significant segment expenses in the aggregate within segment costs which are disclosed below.

	Three Months Ended March 31,
	2026	2025
DC revenue ............................................................................................................	$—	$—
SP revenue ............................................................................................................	44,073	30,661
SLN revenue ...........................................................................................................	29,134	4,424
Subtotal ...............................................................................................................	73,207	35,085
Elimination of revenue from transactions with other operating segments ....	(29,134)	(4,424)
Total revenue .......................................................................................................	$44,073	$30,661

	Three Months Ended March 31, 2026
	DC	SP	SLN
Revenue ........................................................................................	$—	$44,073	$—
Revenue from transactions with other operating segments .	—	—	29,134
Segment costs(1) .....................................................................	—	(15,365)	(14,627)
Unrealized change in fair value of power price swap derivatives ................................................................................	—	(13,477)	—
Other segment items(2) ...........................................................	—	120	(157)
Total Segment Adjusted EBITDA .........................................	$—	$15,351	$14,350

	Three Months Ended March 31, 2025
	DC	SP	SLN
Revenue ........................................................................................	$—	$30,661	$—
Revenue from transactions with other operating segments .	—	—	4,424
Segment costs(1) .....................................................................	—	(15,161)	(10,279)
Unrealized change in fair value of power price swap derivatives ................................................................................	—	(3,500)	—
Other segment items(2) ...........................................................	—	14,294	—
Total Segment Adjusted EBITDA .........................................	$—	$26,294	$(5,855)

(1)Segment costs are comprised of total operating expenses and exclude pre-operating period expenses, unallocated overhead deemed unrelated to segments, and stock-based compensation expense. It also excludes depreciation, amortization, and accretion, which are presented separately in the consolidated statements of operations. Also excluded intercompany eliminations of $16,063 thousand and
$3,793 thousand for the three months ended March 31, 2026 and 2025, respectively.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
(2)Other segment items for each reportable segment are comprised of (i) certain revenue and expense items classified in other income
(expense), net in the condensed consolidated statement of operations, such as the Holville release payment of $15,200 thousand in the three months ended March 31, 2025, and (ii) test power sale proceeds in the three months ended March 31, 2026, which eliminate upon consolidation.

	Three Months Ended March 31,
	2026	2025
Total Segment Adjusted EBITDA:
DC ........................................................................................................................	$—	$—
SP ........................................................................................................................	15,351	26,294
SLN ......................................................................................................................	14,350	(5,855)
Total Segment Adjusted EBITDA ..................................................................	$29,701	$20,439
Elimination of intersegment (revenue) expense, net ...................................	(13,485)	—
Test power sale proceeds ................................................................................	(120)	—
Pre-operating period expenses .......................................................................	(3,842)	(1,483)
Unallocated overhead .......................................................................................	(5,360)	(6,054)
Depreciation, amortization and accretion ......................................................	(23,591)	(23,450)
Interest expense, net of interest income ........................................................	(54,457)	(53,608)
Stock-based compensation expense .............................................................	(122,081)	(35,758)
Unrealized change in fair value of power price swap derivatives ..............	13,477	3,500
Losses in equity method investment ..............................................................	(3,170)	(1,605)
Change in fair value of warrant liability ..........................................................	45,824	—
Other non-cash items, net ................................................................................	(653)	(929)
Income tax benefit (expense) ..........................................................................	106	(1,652)
Net loss and comprehensive loss ...............................................................	$(137,651)	$(100,600)

Our total project assets for each segment as of March 31, 2026 and December 31, 2025 are as follows (in thousands):

	As of March 31, 2026
	DC	SP	SLN	Corporate	Consolidated
Total current assets .............	$186,337	$194,500	$51,551	$18,217	$450,605
Property, plant and equipment, net ......................	938,636	4,741,215	707	—	5,680,558
Other non-current assets ....	3,716,150	362,971	1,895	710	4,081,726
Total assets ........................	$4,841,123	$5,298,686	$54,153	$18,927	$10,212,889

	As of December 31, 2025
	DC	SP	SLN	Corporate	Consolidated
Total current assets ..............	$4,154	$151,724	$45,511	$104,809	$306,198
Property, plant and equipment, net ......................	342,977	4,519,437	665	—	4,863,079
Other non-current assets ....	75,871	334,669	2,029	718	413,287
Total assets ........................	$423,002	$5,005,830	$48,205	$105,527	$5,582,564

Note 22. Subsequent events
Subsequent events have been evaluated through June 22, 2026, which was the date the condensed consolidated financial statements were available to be issued.

SE Global Holdings, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)
SE Cosmos Financing Arrangement
On March 31, 2026, SE Cosmos, LLC, the Company's wholly owned subsidiary, entered into a financing agreement with certain lenders to obtain a bridge loan for a total loan commitment of $425,000 thousand.
The proceeds from the initial draw at closing were $342,250 thousand. Part of the proceeds from the draw were used to pay the lender fees of $7,049 thousand and outstanding project costs of $67,259 thousand.
The proceeds from this loan were not received until April 1, 2026, and accordingly the Company did not record a liability related to the financing arrangement until this date.
The bridge facility has a contractual maturity of July 31, 2026, which may be extended to September 30,
2026 subject to certain conditions. Borrowings bear interest at variable rates based on SOFR or a base rate plus an applicable margin of approximately 1.75% to 2.75%, subject to periodic step-ups during the term of the facility. All outstanding amounts, including accrued interest, are due at maturity, unless earlier repaid or refinanced.
SE Cosmos Senior Secured Notes
On April 30, 2026, SE Cosmos, LLC entered into a purchase agreement and related financing arrangements to issue $999,000 thousand aggregate principal amount of 8.875% senior secured notes due 2031, which settled on May 7, 2026. Part of the proceeds was used to repay in full the outstanding principal including the accrued interest of the bridge loan of $342,691 thousand, and the lender fees of
$12,728 thousand. $140,381 thousand of the proceeds was transferred to SE Cosmos, LLC's reserve account for the debt service reserve and construction reserve, and $503,200 thousand was distributed to the SE Cosmos, LLC. The notes are secured by first‑priority liens on substantially all assets of SE
Cosmos, LLC, including pledged equity and the project assets, pursuant to a security agreement with a collateral agent.
Energy Global, LP Capital Contribution
On May 15, 2026, and May 18, 2026, Energy Global, LP contributed $500,000 thousand and $200,000 thousand, respectively, of the proceeds to its wholly owned subsidiary, SE Global Holdings, Inc. On June
22, 2026, Energy Global, LP contributed $640,000 thousand to its wholly owned subsidiary, SE Global
Holdings, LLC. These contributions are to support data center infrastructure development and construction, renewable energy project development, debt repayment and general working capital needs.
Pelicans Jaw TE Holdco MC funding
On June 1, 2026, Pelicans Jaw TE Holdco, LLC received Class A investor (FNBC Leasing Corporation)
equity contributions of $134,290 thousand pursuant to the executed Equity Capital Contribution
Agreement (“ECCA”) and Membership Interest Purchase Agreements dated as of May 9, 2025. This consideration represents 20% of the total contributions the Class A investor has committed to provide to
Pelicans Jaw Solar, LLC. $12,522 thousand of the proceeds were used towards payment of the tax equity investor fee to JP Morgan Chase Bank N.A.  The mechanical completion funding represents the initial monetization of tax equity proceeds and execution of the financing structure established under the ECCA, supporting project capitalization and advancement toward completion.
SE Global Holdings, Inc.
Shares
Common Stock

J.P. Morgan	Goldman Sachs & Co. LLC	Morgan Stanley

Citigroup	Mizuho

Through and including               , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by SE Global Holdings, Inc. (the “registrant”) in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee ...........................................................................................................................	$ *
FINRA filing fee ...................................................................................................................................	*
Exchange listing fee ...........................................................................................................................	*
Accounting fees and expenses ........................................................................................................	*
Legal fees and expenses ..................................................................................................................	*
Printing and engraving expenses ....................................................................................................	*
Transfer agent and registrar fees ....................................................................................................	*
Blue sky fees and expenses .............................................................................................................	*
Miscellaneous expenses ...................................................................................................................	*
Total ......................................................................................................................................................	$ *

*To be completed by amendment.
Item 14. Indemnification of directors and officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide that no director of SE Global Holdings, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case,

such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon completion of this offering, our certificate of incorporation and bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of
Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us)
by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation and bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the
Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses.
Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the
Securities Act, against certain liabilities.
Item 15. Recent sales of unregistered securities.
On January 23, 2024, in connection with the formation of SE Global Holdings, LLC (the registrant’s predecessor) as a Delaware limited liability company, SE Global Holdings, LLC  issued 100% of its membership interests to SBE Global, LP, which was its sole member as reflected in its Limited Liability
Company Agreement and membership schedule and in its Delaware Certificate of Formation (“SBE
Global”).

In January 2026, we issued the OpenAI Warrants to OpenAI, consisting of warrants to purchase an
aggregate of            shares of our common stock at a nominal exercise price of $0.01 per share, subject to vesting and other conditions set forth in the applicable warrant agreement. For additional information regarding the OpenAI Warrants, see “Certain Relationships and Related Party Transactions—
Transactions with OpenAI—Warrants.”
The sales and issuances described above were made without registration under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or
Regulation D thereunder. The securities were not registered and are subject to transfer restrictions as described in the applicable governing documents.
Item 16. Exhibits and financial statements.
(a)Exhibits
The exhibits filed herewith are set forth immediately preceding the signature pages hereof on the Index to
Exhibits filed as a part of this Registration Statement.
(b)Financial Statement Schedules
All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)The undersigned hereby further undertakes that:
(1)For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or
497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

INDEX TO EXHIBITS

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1*	Plan of Conversion dated July 10, 2026.

3.1*	Certificate of Incorporation of SE Global Holdings, Inc.

3.2*	Bylaws of SE Global Holdings, Inc.

3.3*	Form of Amended and Restated Certificate of Incorporation of SE Global Holdings, Inc.

3.4*	Form of Amended and Restated Bylaws of SE Global Holdings, Inc.

4.1*	Form of Registration Rights Agreement.

4.2*	Warrant Agreement, dated as of January 9, 2026, between SE Global Holdings, LLC and OpenAI Infra Holdings, LLC.

5.1*	Opinion of Latham & Watkins LLP.

10.1*†	Form of 2026 Incentive Award Plan and forms of option and restricted stock unit agreements thereunder.

10.2*	Credit Agreement, dated as of , 2026, among , the lenders party thereto.

10.3
Amended and Restated Credit Agreement, dated as of October 22, 2025, by and among SE Global Borrower,
LLC, as borrower, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the lenders from time to time party thereto.

10.4*	Warrant to Purchase Series B Common Units of Energy Global, LP, dated as of January 9, 2026, between Energy Global, LP and OpenAI Infra Holdings, LLC.

10.5*	First Amended and Restated License Agreement, dated as of March 28, 2024, between SBE Global, LP and SoftBank Group Corp.

10.6*
Indenture, dated as of May 7, 2026, between SE Cosmos, LLC, as Issuer, and Wilmington Trust, National
Association, as Trustee and Collateral Agent, relating to the 8.875% Senior Secured Notes due 2031.

10.7
Credit Agreement, dated as of January 24, 2024, by and among Big Five Holdco 1, LLC, as borrower, MUFG
Bank, Ltd., as administrative agent and sole arranger, and the lenders, project LC issuers, and DSR LC issuers from time to time party thereto.

10.8
Credit Agreement, dated as of January 24, 2024, by and among Big Five Holdco 2, LLC, as borrower, MUFG
Bank, Ltd., as administrative agent and sole arranger, and the lenders, project LC issuers, and DSR LC issuers from time to time party thereto.

10.9
Credit Agreement, dated as of January 24, 2024, by and among Big Five Intermediate Holdco 1, LLC, as borrower, MUFG Bank, Ltd., as administrative agent and sole arranger, and the lenders, project LC issuers, and DSR LC issuers from time to time party thereto.

10.10
Credit Agreement, dated as of January 24, 2024, by and among Big Five Intermediate Holdco 2, LLC, as borrower, MUFG Bank, Ltd., as administrative agent and sole arranger, and the lenders, project LC issuers, and DSR LC issuers from time to time party thereto.

10.11(a)
Financing Agreement, dated as of December 23, 2024, by and among Pelicans Jaw Member B, LLC and
Pelicans Jaw Solar, LLC, each as a borrower, MUFG Bank, Ltd., as administrative agent, U.S. Bank Trust
Company, National Association, as collateral agent, and the lenders from time to time party thereto.

10.11(b)
Amendment No. 1 and Consent to Financing Agreement, dated as of May 9, 2025, by and among Pelicans Jaw
Member B, LLC and Pelicans Jaw Solar, LLC, each as a borrower, MUFG Bank, Ltd., as administrative agent,
U.S. Bank Trust Company, National Association, as collateral agent, SBE US Holdings One, LLC, as sponsor, and the lenders party thereto.

10.12	Credit Agreement, dated as of October 30, 2024 by and among Orion 1 Member B, LLC and Mizuho Bank, Ltd., as administrative agent, and U.S. Bank Trust Company N.A., as collateral agent.

10.13	Credit Agreement, dated as of November 26, 2024 by and among Orion 2 Member B, LLC and MUFG Bank, Ltd., as administrative agent, and U.S. Bank Trust Company N.A., as collateral agent.

10.14	Credit Agreement, dated as of November 26, 2024 by and among Orion 3 Member B, LLC and Mizuho Bank, Ltd., as administrative agent, and U.S. Bank Trust Company N.A., as collateral agent.

10.15	Financing Agreement, dated as of March 13, 2026 by and among Libra Solar LLC and Libra Member B, LLC and the lenders thereto.

10.16(a)	Financing Agreement, dated as of March 19, 2026 by and among Athos Storage Member B, LLC, Athos Storage, LLC and the lenders thereto.

10.17	Credit Agreement, dated as of May 12, 2025 by and among Angiola East, LLC and the lenders party thereto.

10.18(a)	Credit Agreement, dated as of November 16, 2020 by and among SE Aragorn, LLC and the lenders party thereto.

10.18(b)	Second Aragorn Amendment to Financing Agreement, dated as of January 31, 2022 by and among SE Aragorn, LLC and the lenders party thereto.

10.18(c)	First Aragorn Amendment and Consent to Financing Agreement, dated as of October 18, 2021 by and among SE Aragorn, LLC and the lenders party thereto.

10.19	Eiffel Financing Agreement, dated as of March 31, 2023 by and among Eiffel Member B, LLC and the lenders party thereto.

10.20	IP Backlog Loan Agreement, dated as of September 10, 2020 by and between IP Backlog Land Holdings, LLC and Forethought Life Insurance Company.

10.21(a)	Titan Financing Agreement, dated as of November 16, 2020 by and among SE Titan, LLC and the lenders party thereto.

10.21(b)	Second Titan Amendment to Financing Agreement, dated as of January 31, 2022 by and among SE Titan, LLC and the lenders party thereto.

10.21(c)	First Titan Amendment and Consent to Financing Agreement, dated as of October 18, 2021 by and among SE Titan, LLC and the lenders party thereto.

10.22*	Form of Stockholders’ Agreement.

10.23*	Form of Indemnification Agreement

10.24*	Foundation Agreement, dated as of January 9, 2026 by and among OpenAI Infra Holdings, LLC and Energy Global, LP and SoftBank Group Corp.

10.25*	Amended and Restated Tax Sharing Agreement, dated as of November 29, 2023 by and between SB Group US, Inc. and SB Energy Global, LLC .

10.26*	IP Assignment and License, dated as of September 30, 2021 by and among SB Energy Private Limited, SB Energy Holdings Limited, and SB Energy Devco (US), Inc.

21.1*	List of Subsidiaries.

23.1*	Consent of Deloitte & Touche LLP as to SE Global Holdings, LLC.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

99.1*	Consent of Alex Clavel.

107*	Registration Fee Table

*To be filed by amendment.
**This filing excludes schedules or similar attachments pursuant to Item 601(a)(5) of Regulation S-K, which the registrant agrees to furnish supplementary to the Securities and Exchange Commission upon request by the Commission.
†Indicates a management contract or compensatory plan or arrangement.
#       Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K because they both (i) are not material and (ii)
contain the type of information that the Company customarily and actually treats as private or confidential. Such omitted information is indicated by brackets “[***]” in this exhibit.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in
Redwood City, California on             , 2026.

SE Global Holdings, Inc.

By:
Rich Hossfeld
Co-Chief Executive Officer

By:
Abhijeet Sathe
Co-Chief Executive Officer
***

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rich Hossfeld, Abhijeet Sathe and Gaetan Frotte, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments
(including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on
Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

	Co-Chief Executive Officer and Director (Principal Executive Officer)	, 2026
Rich Hossfeld

	Co-Chief Executive Officer and Director (Principal Executive Officer)	, 2026
Abhijeet Sathe

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026
Gaetan Frotte

	Director	, 2026

	Director	, 2026

	Director	, 2026

	Director	, 2026